As filed with the Securities and Exchange Commission on October 8, 2019

Registration No. 333-233098

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Social Capital Hedosophia Holdings Corp.*

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands*	4789	98-1366046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Hawthorne Avenue

Palo Alto, California 94301

(650) 521-9007

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Chamath Palihapitiya

Chief Executive Officer

Social Capital Hedosophia Holdings Corp.

120 Hawthorne Avenue

Palo Alto, California 94301

(650) 521-9007

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard L. Ellin Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Matthew Gardner Michael Johns Michael Lockwood Maples and Calder PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (345) 949-8066	Justin G. Hamill Shayne Kennedy Josh Dubofsky Charles K. Ruck Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the business combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Units, each consisting of one share of common stock, $0.0001 par value, and one-third of one redeemable warrant(2)	4,353,574	$10.9514(3)	$47,677,730.31(3)	$ 5,778.55
Common stock(4)(5)	4,353,574	—	—	— (6)
Redeemable Warrants(5)(7)	1,451,192	—	—	— (6)
Common stock(5)(8)	64,646,426	$10.45(9)	$675,555,151.70(9)	$81,877.29
Redeemable Warrants(5)(10)	21,548,809	$1.79(11)	$38,572,368.11(11)	$ 4,674.98
Total			$761,805,250.12	$92,330.82(12)

(1)

Immediately prior to the consummation of the Mergers described in the proxy statement/prospectus forming part of this registration statement (the “proxy statement/prospectus”), Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company (“SCH”), intends to effect a deregistration under the Cayman Islands Companies Law (2018 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by SCH (after the Domestication), the continuing entity following the Domestication, which will be renamed “Virgin Galactic Holdings, Inc.” (“VGH, Inc.”), as further described in the proxy statement/prospectus. As used herein, “VGH, Inc.” refers to SCH after the Domestication, including after such change of name.

(2)

The number of units of VGH, Inc. being registered (the “VGH, Inc. units”) represents the number of units of SCH (the “SCH units”) that were registered pursuant to the Registration Statements on Form S-1 (333-220130 and 333-220453) (together, the “IPO Registration Statement”) and offered by SCH in its initial public offering less the number of SCH units that have been separated, upon the request of the holder thereof, into the underlying SCH public shares (as defined below) and underlying SCH public warrants (as defined below). Each VGH, Inc. unit represents one VGH, Inc. public share (as defined below) and one-third of one VGH, Inc. public warrant (as defined below). The outstanding SCH units automatically will be converted by operation of law into VGH, Inc. units as part of the Domestication.

(3)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the units of SCH (the company to which VGH, Inc. will succeed following the Domestication) on the New York Stock Exchange (the “NYSE”) on August 2, 2019 ($10.9514 per unit). August 2, 2019 was the date for which the most recent reported high and low prices of the SCH units are available as of August 2, 2019 (such date being within five business days of the date that this registration statement was first filed with the Securities and Exchange Commission (the “SEC”)). This calculation is in accordance with Rule 457(f)(1) of the Securities Act of 1933, as amended (the “Securities Act”).

(4)

The number of shares of common stock of VGH, Inc. being registered represents the number of SCH public shares that, as of the date of the first filing of this registration statement, remain represented by the SCH units. See (2) above.

(5)

Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(6)	Pursuant to Rule 457(g) of the Securities Act, no registration fee is payable.
(7)

The number of redeemable warrants to acquire shares of common stock of VGH, Inc. being registered represents the number of SCH public warrants that, as of the date of the first filing of this registration statement, remain represented by the SCH units. See (2) above.

(8)

The number of shares of common stock of VGH, Inc. being registered represents the number of Class A ordinary shares of SCH that were registered pursuant to the IPO registration statement and offered by SCH in its initial public offering (the “SCH public shares”) less the number of SCH public shares that are represented by the SCH units. See (2) above. The SCH public shares (including those that underlie the SCH units) automatically will be converted by operation of law into shares of common stock of VGH, Inc. in the Domestication (“VGH, Inc. public shares”).

(9)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of SCH (the company to which VGH, Inc. will succeed following the Domestication) on the NYSE on August 2, 2019 ($10.45 per Class A ordinary share). August 2, 2019 was the date for which the most recent reported high and low prices of the Class A ordinary shares of SCH were available as of August 2, 2019 (such date being within five business days of the date that this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(10)

The number of redeemable warrants to acquire shares of common stock of VGH, Inc. being registered represents the number of redeemable warrants to acquire Class A ordinary shares of SCH that were registered pursuant to the IPO registration statement and offered by SCH in its initial public offering (the “SCH public warrants”) less the number of SCH public warrants that are represented by the SCH units. The SCH public warrants (including those that underlie the SCH units) automatically will be converted by operation of law into redeemable warrants to acquire shares of common stock of VGH, Inc. in the Domestication (“VGH, Inc. public warrants”).

(11)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the warrants of SCH (the company to which VGH, Inc. will succeed following the Domestication) on the NYSE on August 2, 2019 ($1.79 per warrant). August 2, 2019 was the date for which the most recent reported high and low prices of the warrants of SCH were available as of August 2, 2019 (such date being within five business days of the date that this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(12)	The filing fee has been previously paid.
*

Prior to the consummation of the mergers described herein, the Registrant intends to effect a deregistration under Article 206 of the Cayman Islands Companies Law (2018 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Social Capital Hedosophia Holdings Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Virgin Galactic Holdings, Inc.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED OCTOBER 8, 2019

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR

3,078,448 UNITS (EACH UNIT COMPRISING ONE SHARE OF COMMON STOCK AND ONE-THIRD OF A REDEEMABLE WARRANT),

65,228,822 SHARES OF COMMON STOCK (INCLUDING SHARES INCLUDED IN THE UNITS) AND

22,999,980 REDEEMABLE WARRANTS (INCLUDING WARRANTS INCLUDED IN THE UNITS)

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE),

THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION, WHICH WILL BE RENAMED “VIRGIN GALACTIC HOLDINGS, INC.” IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

The board of directors of Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company (“SCH” and, after the Domestication as described below, “VGH, Inc.”), has unanimously approved (1) the domestication of SCH as a Delaware corporation (the “Domestication”); (2) the merger of: (x) Foundation Sub 1, Inc., a direct wholly owned subsidiary of SCH, with and into TSC Vehicle Holdings, Inc. (“Company A”), an indirect wholly owned subsidiary of Vieco 10 Limited (“V10”), with Company A surviving the merger as a wholly owned subsidiary of VGH, Inc., (y) Foundation Sub 2, Inc., a direct wholly owned subsidiary of SCH, with and into Virgin Galactic Vehicle Holdings, Inc. (“Company B”), an indirect wholly owned subsidiary of V10 with Company B surviving the merger as a wholly owned subsidiary of VGH, Inc. and (z) Foundation Sub LLC, a direct wholly owned subsidiary of SCH, with and into VGH, LLC, a indirect wholly owned subsidiary of V10 (“Company LLC” and, collectively with Company A and Company B, the “VG Companies” and, together with Vieco USA, Inc. (“Vieco US”), “VG”), with Company LLC surviving the merger as a wholly owned subsidiary of VGH, Inc., in each case, pursuant to the terms of the Agreement and Plan of Merger, dated as of July 9, 2019, as amended on October 2, 2019, by and among SCH, V10, Vieco US and the other parties thereto, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto. In connection with such business combination, SCH will change its name to “Virgin Galactic Holdings, Inc.” As used in this proxy statement/prospectus, “VGH, Inc.” refers to SCH after the Domestication, including after such change of name.

As a result of and upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of VGH, Inc. (the “VGH, Inc. common stock”), (2) each then issued and outstanding redeemable warrant of SCH (the “SCH warrants”) will convert automatically into a redeemable warrant to acquire one share of VGH, Inc. common stock (the “VGH, Inc. warrants”), and (3) each then issued and outstanding unit of SCH (the “SCH units”) will convert automatically into a unit of VGH, Inc. (the “VGH, Inc. units”), with each VGH, Inc. unit representing one share of VGH, Inc. common stock and one-third of one VGH, Inc. warrant.

Accordingly, this prospectus covers (1) 3,078,448 VGH, Inc. units to be issued in the Domestication, (2) 65,228,822 shares of VGH, Inc. common stock to be issued in the Domestication (including shares included in the VGH, Inc. units described above) and (3) 22,999,980 VGH, Inc. warrants to be issued in the Domestication (including redeemable warrants included in the units described above).

The SCH units, SCH Class A ordinary shares and SCH warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “IPOA,” “IPOA.U” and “IPOA.WS,” respectively. SCH will apply for listing, to be effective at the time of the business combination, of VGH, Inc. units, VGH, Inc. common stock and VGH, Inc. warrants on the NYSE under the proposed symbols SPCE.U, SPCE and SPCE.WS, respectively. It is a condition of the consummation of the business combination described above that SCH receives confirmation from the NYSE that the securities have been conditionally approved for listing on the NYSE, but there can be no assurance such listing conditions will be met or that SCH will obtain such confirmation from the NYSE. If such listing conditions are not met or if such confirmation is not obtained, the business combination described above will not be consummated unless the NYSE condition set forth in the Merger Agreement is waived by the applicable parties.

This proxy statement/prospectus provides shareholders of SCH with detailed information about the proposed business combination and other matters to be considered at the extraordinary general meeting of SCH. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 35 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                     , 2019, and

is first being mailed to SCH’s shareholders on or about                     , 2019.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

A Cayman Islands Exempted Company

(Company Number 322408)

120 Hawthorne Avenue

Palo Alto, CA 94301

Dear Social Capital Hedosophia Holdings Corp. Shareholders:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company (“SCH” and, after the Domestication, as described below, “VGH, Inc.”), at                  , Eastern Time, on                 , 2019, at                 , or at such other time, on such other date and at such other place to which the meeting may be adjourned.

At the extraordinary general meeting, SCH shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “BCA Proposal,” to approve and adopt the Agreement and Plan of Merger, dated as of July 9, 2019, as amended on October 2, 2019, (the “Merger Agreement”), by and among Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (“V10”), Vieco USA, Inc., a Delaware corporation and wholly owned subsidiary of V10 (“Vieco US”), Foundation Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub B”), Foundation Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of SCH (“Merger Sub LLC” and, collectively with Merger Sub A and Merger Sub B, the “Merger Subs”), TSC Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company A”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company B”), and VGH, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of V10 (“Company LLC” and, collectively with Company A and Company B, the “VG Companies” and, together with Vieco US, “VG”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of SCH to Delaware as described below, the merger of: (x) Merger Sub A with and into Company A, with Company A surviving the merger as a wholly owned subsidiary of VGH, Inc. (“Corp Merger A”), (y) Merger Sub B with and into Company B, with Company B surviving the merger as a wholly owned subsidiary of VGH, Inc. (“Corp Merger B”) and (z) Merger Sub LLC with and into Company LLC, with Company LLC surviving the merger as a wholly owned subsidiary of VGH, Inc. (the “LLC Merger” and, collectively with Corp Merger A and Corp Merger B, the “Mergers”), in each case in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in the accompanying proxy statement/prospectus.

In connection with the Merger Agreement, SCH has entered into a Purchase Agreement, dated as of July 9, 2019, as further supplemented by the Assignment, Consent and Waiver Agreement, dated as of October 2, 2019, with V10, Vieco US and Chamath Palihapitiya, SCH’s Chief Executive Officer and Chairman of its board of directors, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Purchase Agreement”). The Purchase Agreement provides for, among other things, concurrently with the closing of the Mergers (the “Closing”), the purchase by Mr. Palihapitiya, at the option of Vieco US, of (a) 10,000,000 newly issued shares of VGH, Inc. common stock (as defined below) from VGH, Inc. at a price of $10.00 per share in cash (“Primary Purchase”) and (b) a number of shares of VGH, Inc. common stock from Vieco US at a price of $10.00 per share in cash (“Secondary Purchase”), provided that the number of shares purchased in the Secondary Purchase will reduce, on a one-for-one basis, the number of shares purchased directly from VGH, Inc. in the Primary Purchase and provided further that the aggregate number of shares of VGH, Inc. common stock to be purchased in the Primary Purchase and Secondary Purchase will, in any event, be equal to 10,000,000, and the aggregate price paid for such shares will be equal to $100.0 million. The proceeds of such Secondary Purchase may be used by Vieco US to subsequently purchase additional newly issued shares of VGH, Inc. common stock at a price of $10.00 per share (the “Reinvestment”).

As a condition to the consummation of the Mergers, the board of directors of SCH has unanimously approved a change of SCH’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Mergers, the “Business Combination”). As described in this proxy statement/prospectus, you will be asked to consider and vote upon a proposal, which is referred to herein as the “Domestication Proposal,” to approve the Domestication. In connection with the consummation of the Business Combination, SCH will change its name to “Virgin Galactic Holdings, Inc.” As used in the accompanying proxy statement/prospectus, “VGH, Inc.” refers to SCH after the Domestication, including after such change of name.

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of VGH, Inc. (the “VGH, Inc. common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of VGH, Inc. common stock; provided, however, that with respect to the SCH Class B ordinary shares held by SCH Sponsor Corp., a Cayman Islands exempted company (the “Sponsor”), in connection with the Domestication the Sponsor will instead receive upon the conversion of the SCH Class B ordinary shares held by it, a number of shares of VGH, Inc. common stock equal to (x) the number of SCH Class B ordinary shares held by it as of immediately prior to the Domestication minus (y) after giving effect to the Domestication, the number of shares of VGH, Inc. common stock underlying the Director RSU Awards (as defined in the accompanying proxy statement/prospectus) that were outstanding as of immediately prior to the Domestication, (3) each then issued and outstanding warrant of SCH (the “SCH warrants”) will convert automatically into a warrant to acquire one share of VGH, Inc. common stock (the “VGH, Inc. warrants”), pursuant to the Warrant Agreement, dated September 13, 2017, between SCH and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, and (4) each then issued and outstanding unit of SCH (the “SCH units”) will convert automatically into a unit of VGH, Inc. (the “VGH, Inc. units”), with each VGH, Inc. unit representing one share of VGH, Inc. common stock and one-third of one VGH, Inc. warrant. As used herein, “public shares” shall mean the SCH Class A ordinary shares (including those that underlie the SCH units) that were registered pursuant to the Registration Statements on Form S-1 (333-220130 and 333-220453) and the shares of VGH, Inc. common stock (including those that underlie the VGH, Inc. units) issued as a matter of law upon the conversion thereof on the effective date of the Domestication. For further details, see “Domestication Proposal.”

You will also be asked to consider and vote upon (1) four separate proposals to approve material differences between SCH’s Amended and Restated Memorandum and Articles of Association (as amended by a special resolution of shareholders passed on September 9, 2019 (the “Extension Amendment”), and as may be further amended from time to time, the “Cayman Constitutional Documents”) and the proposed certificate of incorporation and bylaws of VGH, Inc., which are referred to herein as the “Organizational Documents Proposals,” (2) a proposal to elect eight directors who, upon consummation of the Business Combination, will be the directors of VGH, Inc., which is referred to herein as the “Director Election Proposal,” (3) a proposal to approve for purposes of complying with applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of VGH, Inc. common stock to Vieco US and, if applicable, Mr. Palihapitiya, which is referred to herein as the “Stock Issuance Proposal,” (4) a proposal to approve and adopt the VGH, Inc. 2019 Incentive Award Plan, which is referred to as the “Incentive Award Plan Proposal,” (5) a proposal to approve the repurchase, at Vieco US’s election, of up to 20,000,000 shares of VGH, Inc. common stock from Vieco US at a price of $10.00 per share with cash in an aggregate amount equal to the lesser of $200.0 million and the amount (if any) by which SCH’s Available Cash (as defined below) exceeds $500.0 million at the Closing (“Repurchase”), which is referred to herein as the “Repurchase Proposal” and (6) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting, which is referred to herein as the “Adjournment Proposal.” The

ii

Business Combination will be consummated only if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, and the Repurchase Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

In accordance with the terms and subject to the conditions of the Merger Agreement, the aggregate merger consideration payable by SCH to Vieco US under the Merger Agreement will be 130,000,000 shares of VGH, Inc. common stock (at a deemed value of $10.00 per share) for an aggregate merger consideration of $1.3 billion (the “Aggregate Merger Consideration”). The Aggregate Merger Consideration does not take into account certain additional issuances and payments to Vieco US which may be made under the terms of the Merger Agreement and the Purchase Agreement, respectively, only to the extent certain conditions are satisfied or certain options are elected by Vieco US, in each case, as contemplated thereunder, including, if applicable: (i) the issuance of additional shares of VGH, Inc. common stock to Vieco US or an affiliate of Vieco US as part of the Additional Holder Equity Amount (as defined below) under the terms of the Merger Agreement, (ii) the cash payment received by Vieco US in any Secondary Purchase under the terms of the Purchase Agreement, (iii) the issuance of additional shares of VGH, Inc. common stock to Vieco US in any Reinvestment under the terms of the Purchase Agreement, and (iv) any cash payment received by Vieco US in any Repurchase under the terms of the Merger Agreement, in each case, as described more fully elsewhere in the accompanying proxy statement/prospectus.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the date of the Closing (the “Closing Date”), including (i) the Stockholders’ Agreement, (ii) the Registration Rights Agreement, (iii) the Transition Services Agreements and (iv) the Novation Deed and Amended TMLA, in each case, as defined in the accompanying proxy statement/prospectus. For additional information, see “BCA Proposal—Related Agreements” in the accompanying proxy statement/prospectus.

Pursuant to the Cayman Constitutional Documents, a holder (a “public shareholder”) of public shares, which excludes shares held by the Sponsor, may request that SCH redeem all or a portion of such shareholder’s public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem their public shares even if they vote “for” the BCA Proposal or any other Condition Precedent Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, SCH’s transfer agent, VGH, Inc. will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2019, this would have amounted to approximately $10.33 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of VGH, Inc. common stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of SCH—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in

iii

Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor, and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of July 9, 2019, a copy of which is attached as Annex D to this proxy statement/prospectus (the “Sponsor Support Agreement”). The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

The Merger Agreement provides that the obligations of VG to consummate the Mergers are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (including the Extension Amendment Redemption) (“Trust Amount”), is at least equal to the sum of (x) $400.0 million plus (y) if applicable, an aggregate of approximately $24.2 million of deferred underwriting commissions being held in the trust account (the “Minimum Available Cash Amount”). However, if the Trust Amount as of the Closing is less than the Minimum Available Cash Amount, then Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00 (the “Additional Holder Equity Amount”) up to the Minimum Available Cash Amount less the amount of the aggregate purchase price paid to SCH by Mr. Palihapitiya in any Primary Purchase (the “Investment Amount”). If the Trust Amount when added to the Additional Holder Equity Amount and the Investment Amount (such aggregate amount, the “Available Cash”) is equal to or greater than the Minimum Available Cash Amount, then this condition will be deemed to have been satisfied (such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of VG except that this condition may not be waived by VG if the Trust Amount is less than $200.0 million, provided that Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00 in an aggregate amount such that the Available Cash is, at or immediately prior to the Closing, equal to at least $200.0 million after giving effect to such purchases. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will SCH redeem public shares in an amount that would cause VGH, Inc.’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

SCH is providing the accompanying proxy statement/prospectus and accompanying proxy card to SCH’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by SCH’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of SCH’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 34 of this proxy statement/prospectus.

iv

After careful consideration, the board of directors of SCH has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to SCH’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of SCH, you should keep in mind that SCH’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the Repurchase Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SCH’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

v

On behalf of SCH’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Chamath Palihapitiya

Chief Executive Officer and Chairman of the

Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                     , 2019 and is first being mailed to shareholders on or about                     , 2019.

vi

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

A Cayman Islands Exempted Company

(Company Number 322408)

120 Hawthorne Avenue

Palo Alto, CA 94301

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON                     , 2019

TO THE SHAREHOLDERS OF SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company, company number 322408 (“SCH”), will be held at                     , Eastern Time, on                     , 2019, at                     . You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•

Proposal No. 1—The BCA Proposal—to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of July 9, 2019, as amended on October 2, 2019, (the “Merger Agreement”), by and among SCH, Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (“V10”), Vieco USA, Inc., a Delaware corporation and wholly owned subsidiary of V10 (“Vieco US”), Foundation Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub B”), Foundation Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of SCH (“Merger Sub LLC” and, collectively with Merger Sub A and Merger Sub B, the “Merger Subs”), TSC Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company A”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company B”), and VGH, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of V10 (“Company LLC” and, collectively with Company A and Company B, the “VG Companies” and, together with Vieco US, “VG”), a copy of which is attached to this proxy statement/prospectus statement as Annex A. The Merger Agreement provides for, among other things, the merger of: (x) Merger Sub A with and into Company A, with Company A surviving the merger as a wholly owned subsidiary of VGH, Inc. (“Corp Merger A”), (y) Merger Sub B with and into Company B, with Company B surviving the merger as a wholly owned subsidiary of VGH, Inc. (“Corp Merger B”) and (z) Merger Sub LLC with and into Company LLC, with Company LLC surviving the merger as a wholly owned subsidiary of VGH, Inc. (the “LLC Merger” and, collectively with Corp Merger A and Corp Merger B, the “Mergers”), in each case, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (we refer to this proposal as the “BCA Proposal”);

•

Proposal No. 2—The Domestication Proposal—to consider and vote upon a proposal to approve by special resolution, the change of SCH’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Mergers, the “Business Combination”) (this proposal is referred to herein as the “Domestication Proposal”);

•

Organizational Documents Proposals—to consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the following material differences between SCH’s Amended and Restated Memorandum and Articles of Association (as amended by a special resolution of shareholders passed on September 9, 2019 (the “Extension Amendment”)), and as may be further amended from time to time, the “Cayman Constitutional Documents”) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (“Proposed Bylaws”) of Social Capital Hedosophia Holdings Corp. (a corporation incorporated in the State of Delaware, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware

vii

General Corporation Law (the “DGCL”)), which will be renamed “Virgin Galactic Holdings, Inc.” in connection with the Business Combination (SCH after the Domestication, including after such change of name, is referred to herein as “VGH, Inc.”):

(A)

Proposal No. 3—Organizational Documents Proposal A—to authorize the change in the authorized capital stock of SCH from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “SCH Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 5,000,000 preferred shares, par value $0.0001 per share (the “SCH preferred shares”), to 700,000,000 shares of common stock, par value $0.0001 per share, of VGH, Inc. (the “VGH, Inc. common stock”) and 10,000,000 shares of preferred stock, par value $0.0001 per share, of VGH, Inc. (the “VGH, Inc. preferred stock”) (this proposal is referred to herein as “Organizational Documents Proposal A”);

(B)

Proposal No. 4—Organizational Documents Proposal B—to authorize the board of directors of VGH, Inc. (the “Board”) to issue any or all shares of VGH, Inc. preferred stock in one or more series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL (this proposal is referred to herein as “Organizational Documents Proposal B”);

(C)

Proposal No. 5—Organizational Documents Proposal C—to provide that certain provisions of the certificate of incorporation of VGH, Inc. will be subject to the Stockholders’ Agreement and certain provisions of the bylaws of VGH, Inc. will be subject to the Stockholders’ Agreement and the Registration Rights Agreement (this proposal is referred to herein as “Organizational Documents Proposal C”); and

(D)

Proposal No. 6—Organizational Documents Proposal D—to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex F and Annex G, respectively), including (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp.” to “Virgin Galactic Holdings, Inc.,” (2) making VGH, Inc.’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) granting an explicit waiver regarding corporate opportunities to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates and representatives) and (5) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of VGH, Inc. after the Business Combination (this proposal is referred to herein as “Organizational Documents Proposal D”);

•

Proposal No. 7—Director Election Proposal—to consider and vote upon a proposal to approve by ordinary resolution, the election of eight directors who, upon consummation of the Business Combination, will be the directors of VGH, Inc. (this proposal is referred to herein as the “Director Election Proposal”);

•

Proposal No. 8—The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of VGH, Inc. common stock to (1) Vieco US pursuant to the Merger Agreement and (2) Chamath Palihapitiya, SCH’s Chief Executive Officer and Chairman of its board of directors, and Vieco US, in each case, if applicable, pursuant to the Purchase Agreement, dated July 9, 2019, a copy of which is attached to this proxy statement/prospectus statement as Annex B (the “Purchase Agreement”), by and among SCH, Vieco US and Mr. Palihapitiya (this proposal is referred to herein as the “Stock Issuance Proposal”);

•

Proposal No. 9—The Incentive Award Plan Proposal—to consider and vote upon a proposal to approve by ordinary resolution, the VGH, Inc. 2019 Incentive Award Plan (this proposal is referred to herein as the “Incentive Award Plan Proposal”);

•	Proposal No. 10—The Repurchase Proposal—to consider and approve by ordinary resolution, the repurchase, at Vieco US’s election, of up to 20,000,000 shares of VGH, Inc. common stock from Vieco US

viii

at a price of $10.00 per share with cash in an aggregate amount equal to the lesser of $200.0 million and the amount (if any) by which the Available Cash (as defined below) exceeds $500.0 million at the Closing (the “Remaining Cash”) (this proposal is referred to herein as the “Repurchase Proposal” and, collectively with the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal, the “Condition Precedent Proposals”); and

•

Proposal No. 11—The Adjournment Proposal—to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (this proposal is referred to herein as the “Adjournment Proposal”).

Each of Proposals No. 1 through 10 is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on September 16, 2019 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to SCH’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of SCH’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 34 of this proxy statement/prospectus.

After careful consideration, the board of directors of SCH has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to SCH’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of SCH, you should keep in mind that SCH’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Cayman Constitutional Documents, a holder of public shares (as defined herein) (a “public shareholder”) may request of SCH that VGH, Inc. redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)	submit a written request to Continental Stock Transfer & Trust Company, SCH’s transfer agent, that VGH, Inc. redeem all or a portion of your public shares for cash; and

(iii)	deliver your public shares to Continental, SCH’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

ix

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                     , 2019 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, SCH’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, SCH’s transfer agent, VGH, Inc. will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2019, this would have amounted to approximately $10.33 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of VGH, Inc. common stock that will be redeemed promptly after consummation of the Business Combination. See “Extraordinary General Meeting of SCH—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

SCH Sponsor Corp., a Cayman Islands exempted company and shareholder of SCH (the “Sponsor”), and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of July 9, 2019, a copy of which is attached to this proxy statement/prospectus statement as Annex D (the “Sponsor Support Agreement”). The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

The Merger Agreement provides that the obligations of VG to consummate the Mergers are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (including the Extension Amendment Redemptions) (“Trust Amount”), is at least equal to the sum of (x) $400.0 million plus (y) if applicable, an aggregate of approximately $24.2 million of deferred underwriting commissions being held in the trust account (the “Minimum Available Cash Amount”). However, if the Trust Amount as of the Closing is less than the Minimum Available Cash Amount, then Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00

x

(the “Additional Holder Equity Amount”) up to the Minimum Available Cash Amount less the amount of the aggregate purchase price paid to SCH by Mr. Palihapitiya in any Primary Purchase (the “Investment Amount”). If the Trust Amount when added to the Additional Holder Equity Amount and the Investment Amount (such aggregate amount, the “Available Cash”) is equal to or greater than the Minimum Available Cash Amount, then this condition will be deemed to have been satisfied (such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of VG except that this condition may not be waived by VG if the Trust Amount is less than $200.0 million, provided that Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00 in an aggregate amount such that the Available Cash is, at or immediately prior to the Closing, equal to at least $200.0 million after giving effect to such purchases. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will SCH redeem public shares in an amount that would cause VGH, Inc.’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, Repurchase Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC

xi

(“Morrow”), our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing IPOA.info@morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Social Capital Hedosophia Holdings Corp.,

                    , 2019

Chamath Palihapitiya

Chief Executive Officer and Chairman of the Board of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SCH’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

xii

REFERENCES TO ADDITIONAL INFORMATION	i
TRADEMARKS	i
SELECTED DEFINITIONS	i
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	vii
QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF SCH	ix
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	1
SELECTED HISTORICAL FINANCIAL INFORMATION OF SCH	25
SELECTED HISTORICAL FINANCIAL INFORMATION OF THE VG COMPANIES	26
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	28
COMPARATIVE PER SHARE DATA	32
MARKET PRICE AND DIVIDEND INFORMATION	34
RISK FACTORS	35
EXTRAORDINARY GENERAL MEETING OF SCH	80
BCA PROPOSAL	88
DOMESTICATION PROPOSAL	137
ORGANIZATIONAL DOCUMENTS PROPOSALS	140
ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	144
ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF VGH, INC. AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	146
ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING CERTAIN PROVISIONS OF THE PROPOSED ORGANIZATIONAL DOCUMENTS BEING SUBJECT TO THE STOCKHOLDERS’ AGREEMENT AND REGISTRATION RIGHTS AGREEMENT	148
ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS	150
DIRECTOR ELECTION PROPOSAL	154
STOCK ISSUANCE PROPOSAL	156
INCENTIVE AWARD PLAN PROPOSAL	158
REPURCHASE PROPOSAL	164
ADJOURNMENT PROPOSAL	165
U.S. FEDERAL INCOME TAX CONSIDERATIONS	166
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	177
INFORMATION ABOUT SCH	188
SCH’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	197
INFORMATION ABOUT THE VG COMPANIES	202
THE VG COMPANIES’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	223
MANAGEMENT OF VGH, INC. FOLLOWING THE BUSINESS COMBINATION	238
EXECUTIVE COMPENSATION	245
BENEFICIAL OWNERSHIP OF SECURITIES	258
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	262
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	269
DESCRIPTION OF VGH, INC. SECURITIES	272
SECURITIES ACT RESTRICTIONS ON RESALE OF VGH, INC. SECURITIES	277
STOCKHOLDER PROPOSALS AND NOMINATIONS	278
SHAREHOLDER COMMUNICATIONS	279
LEGAL MATTERS	280
EXPERTS	280
DELIVERY OF DOCUMENTS TO SHAREHOLDERS	280
ENFORCEABILITY OF CIVIL LIABILITY	280
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE	281
INDEX TO FINANCIAL STATEMENTS	F-1

ANNEXES

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning SCH, without charge, by written request to Secretary at Social Capital Hedosophia Holdings Corp., 120 Hawthorne Avenue, Palo Alto, CA 94301, or by telephone request at (650) 521-9007; or Morrow Sodali LLC, SCH’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing IPOA.info@morrowsodali.com, or from the SEC through the SEC website at the address provided above.

In order for SCH’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of SCH to be held on                     , 2019, you must request the information no later than                 , 2019, five business days prior to the date of the extraordinary general meeting.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. SCH does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

•	“2019 Plan” are to the VGH, Inc. 2019 Incentive Award Plan attached to this proxy statement/prospectus as Annex C;

•

“Additional Holder Equity Amount” are to the issuance of additional shares of VGH, Inc. common stock which may, at Vieco US’s option and under certain circumstances, be purchased as of the Closing by Vieco US or an affiliate of Vieco US (or a third party) at a price of $10.00 per share, subject to the terms and conditions contemplated by the Merger Agreement;

•	“Available Cash” are to the amount as calculated by adding the Trust Amount, the Additional Holder Equity Amount and the Investment Amount;

•	“Business Combination” are to the Domestication together with the Mergers;

•	“Cayman Constitutional Documents” are to SCH’s Amended and Restated Memorandum and Articles of Association (as amended by the Extension Amendment and as may be further amended from time to time);

•	“Cayman Islands Companies Law” are to the Cayman Islands Companies Law (2018 Revision);

•	“CCPA” are to the California Consumer Privacy Act;

•	“Closing” are to the closing of the Business Combination;

i

•

“Co-Investment” are to Mr. Palihapitiya’s purchases substantially concurrently with the consummation of the Mergers, at the option of Vieco US, of (a) 10,000,000 newly issued shares of VGH, Inc. common stock in the Primary Purchase and (b) a number of shares of VGH, Inc. common stock from Vieco US at a price of $10.00 per share in cash in the Secondary Purchase, provided that the number of shares purchased in the Secondary Purchase will reduce, on a one-for-one basis, the number of shares purchased directly from VGH, Inc. in the Primary Purchase and provided further that the aggregate number of shares of VGH, Inc. common stock to be purchased in the Primary Purchase and Secondary Purchase will, in any event, be equal to 10,000,000, and the aggregate price paid for such shares will be equal to $100,000,000;

•

“Company,” “we,” “us” and “our” are to SCH prior to its domestication as a corporation in the State of Delaware and to VGH, Inc. after its domestication as a corporation incorporated in the State of Delaware, including after its change of name to Virgin Galactic Holdings, Inc.;

•	“Condition Precedent Approvals” are to approval at the extraordinary general meeting of the Condition Precedent Proposals;

•

“Condition Precedent Proposals” are to the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the Repurchase Proposal, collectively;

•

“Corp Merger A” are to the merger of Merger Sub A with and into TSCV pursuant to which the separate corporate existence of Merger Sub A will cease and TSCV will be the surviving corporation and a wholly owned subsidiary of SCH, or, if such merger is otherwise structured pursuant to the terms of the Merger Agreement, such other structure;

•

“Corp Merger B” are to the merger of Merger Sub B with and into VGVH pursuant to which the separate corporate existence of Merger Sub B will cease and VGVH will be the surviving corporation and a wholly owned subsidiary of SCH, or, if such merger is otherwise structured pursuant to the terms of the Merger Agreement, such other structure;

•	“DGCL” are to the General Corporation Law of the State of Delaware;

•

“Director RSU Awards” are to the restricted stock units covering 1,500,000 shares of VGH, Inc. common stock that will be granted to certain members of the board of directors of SCH in connection with the Business Combination;

•	“Domestication” are to the domestication of Social Capital Hedosophia Holdings Corp. as a corporation incorporated in the State of Delaware;

•	“DOT” are to the U.S. Department of Transportation;

•	“EAR” are to the U.S. Export Administration Regulations;

•	“EEA” are to the European Economic Area;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•

“Extension Amendment” are to the amendment to (x) SCH’s Amended and Restated Memorandum and Articles of Association, extending the date by which SCH must consummate its initial business combination (as defined therein) from September 18, 2019 to December 18, 2019 and (y) the Trust Agreement, extending the date on which the trustee thereunder must liquidate the trust account if SCH has not completed its initial business combination from September 18, 2019 to December 18, 2019, in each case, adopted by a special resolution of the shareholders of SCH passed on September 9, 2019;

•

“Extension Amendment Redemptions” are to the redemptions by public shareholders of 3,771,178 public shares, in an aggregate redemption amount of $39,096,085.27 on September 9, 2019 in connection with the Extension Amendment;

•	“FAA” are to the Federal Aviation Administration;

•	“FCPA” are to the United States Foreign Corrupt Practices Act;

•	“FTC” are to the U.S. Federal Trade Commission;

•	“GAAP” are to accounting principles generally accepted in the United States of America;

•	“GDPR” are to the European Union’s General Data Protection Regulation;

•	“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“initial public offering” are to SCH’s initial public offering that was consummated on September 18, 2017;

•	“Investment Amount” are to the amount paid by Mr. Palihapitiya in exchange for newly issued shares of VGH, Inc. common stock in a Primary Purchase under the Purchase Agreement;

•

“IPO registration statement” are to the Registration Statements on Form S-1 (333-220130 and 333-220453) filed by SCH in connection with its initial public offering, which became effective on September 15, 2017;

•	“IRS” are to the U.S. Internal Revenue Service;

•	“ITAR” are to the International Traffic in Arms Regulations;

•	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•	“LEED” are to Leadership in Energy and Environmental Design;

•

“LLC Merger” are to the merger of Merger Sub LLC with and into VGH, LLC pursuant to which the separate company existence of Merger Sub LLC will cease and VGH, LLC will be the surviving company and a wholly owned subsidiary of SCH;

•	“Merger Sub A” are to Foundation Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH;

•	“Merger Sub B” are to Foundation Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH;

•	“Merger Sub LLC” are to Foundation Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of SCH;

•	“Merger Subs” are to, collectively, Merger Sub A, Merger Sub B and Merger Sub LLC;

•	“Mergers” are to, collectively, Corp Merger A, Corp Merger B and the LLC Merger;

•

“Minimum Cash Condition” are to the Trust Amount being greater than (x) $400,000,000 plus (y) if applicable, an aggregate of approximately $24,150,000 of deferred underwriting commissions being held in the trust account;

•	“NASA” are to the National Aeronautics and Space Administration;

•	“NYSE” are to the New York Stock Exchange;

•	“OFAC” are to the U.S. Treasury Department’s Office of Foreign Assets Controls;

•	“ordinary shares” are to the SCH Class A ordinary shares and the SCH Class B ordinary shares, collectively;

•

“Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

•

“Pre-Closing Restructuring Plan” are to the restructuring transactions set forth in Merger Agreement, pursuant to which Company A, Company B and Company LLC will become, in each case, direct wholly owned subsidiaries of Vieco US prior to the Closing;

•

“Primary Purchase” are to the purchase by Mr. Palihapitiya, concurrently with the consummation of the Mergers of 10,000,000 shares of newly issued VGH, Inc. common stock from VGH, Inc. at a price of $10.00 per share in cash, which amount of shares will be reduced by the number of shares, if any, purchased in the Secondary Purchase;

•

“private placement warrants” are to the 8.0 million private placement warrants outstanding as of the date of this proxy statement/prospectus and the redeemable warrants of VGH, Inc. issued as a matter of law upon the conversion thereof at the time of the Domestication;

•	“pro forma” are to giving pro forma effect to events that are related and/or directly attributable to the Business Combination;

•	“Proposed Bylaws” are to the proposed bylaws of VGH, Inc. upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex G;

•

“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of VGH, Inc. upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex F;

•	“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•	“public shareholders” are to holders of public shares, whether acquired in SCH’s initial public offering or acquired in the secondary market;

•

“public shares” are to the SCH Class A ordinary shares (including those that underlie the units) that were offered and sold by SCH in its initial public offering and registered pursuant to the IPO registration statement or the shares of VGH, Inc. common stock issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•

“public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by SCH in its initial public offering and registered pursuant to the IPO registration statement or the redeemable warrants of VGH, Inc. issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•

“Purchase Agreement” are to the Purchase Agreement, dated July 9, 2019, as supplemented by the Assignment, Consent and Waiver Agreement, dated October 2, 2019, by and among SCH, V10, Vieco US and Chamath Palihapitiya;

•	“redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents (including the Extension Amendment Redemptions);

•	“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement to be entered into at Closing, by and among SCH, Vieco US, the Sponsor and Mr. Palihapitiya;

•

“Reinvestment” are to a purchase by Vieco US, using the proceeds of a Secondary Purchase, of additional newly issued shares of VGH, Inc. common stock at a price of $10.00 per share up to an amount equal to the amount of such Secondary Purchase;

•

“Repurchase” are to the repurchase, at Vieco US’s election, of up to 20,000,000 shares of VGH, Inc. common stock from Vieco US at a price of $10.00 per share with cash in an aggregate amount equal to the lesser of $200,000,000 and the amount (if any) by which the Available Cash exceeds $500,000,000 at the Closing;

•	“Sarbanes Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“SCH” are to Social Capital Hedosophia Holdings Corp. prior to its domestication as a corporation in the State of Delaware;

•	“SEC” are to the United States Securities and Exchange Commission;

•

“Secondary Purchase” are to the purchase by Mr. Palihapitiya of a number of shares of VGH, Inc. common stock from Vieco US at a price of $10.00 per share in cash, which will reduce the number of shares purchased directly from VGH, Inc. pursuant to the Primary Purchase;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Sponsor” are to SCH Sponsor Corp., a Cayman Islands exempted company;

•	“Stockholders’ Agreement” are to the Stockholders’ Agreement to be entered into at Closing, by and among SCH, the Sponsor, Mr. Palihapitiya and Vieco US;

•	“trust account” are to the trust account established at the consummation of SCH’s initial public offering at JP Morgan Chase Bank, N.A. and maintained by Continental, acting as trustee;

•	“Trust Agreement” are to the Investment Management Trust Agreement, dated September 13, 2017, by and between SCH and Continental Stock Transfer & Trust Company, as trustee;

•

“Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy SCH’s obligations to its shareholders that exercise their redemption rights (including the Extension Amendment Redemptions);

•	“TSC, LLC” are to TSC, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of V10 and a direct wholly owned subsidiary of VGH, LLC;

•

“TSCV” or “Company A” are to TSC Vehicle Holdings Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (which shall become a direct wholly owned subsidiary of Vieco US pursuant to the Pre-Closing Restructuring Plan);

•

“units” are to the units of SCH, each unit representing one SCH Class A ordinary share and one-third of one redeemable warrant to acquire one SCH Class A ordinary share, that were offered and sold by SCH in its initial public offering and registered pursuant to the IPO registration statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof), or the units of VGH, Inc. issued as a matter of law upon the conversion thereof at the time of the Domestication, each unit of VGH, Inc. representing one share of VGH, Inc. common stock and one-third of one redeemable warrant to acquire one share of VGH, Inc. common stock, as the context requires;

•	“V10” are to Vieco 10 Limited;

•	“VG” are to the VG Companies together with Vieco US;

•	“VG Companies” are to, collectively, (i) TSCV, (ii) VGVH and (iii) VGH, LLC;

•	“VG Companies and their subsidiaries” are to, collectively, (i) VGL, (ii) VG, LLC, (iii) TSC, LLC and (iv) the VG Companies;

•	“VGH, Inc.” are to Virgin Galactic Holdings, Inc. after its name change from Social Capital Hedosophia Corp.;

•

“VGH, LLC” or “Company LLC” are to VGH, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of V10 (which shall become a direct wholly owned subsidiary of Vieco US pursuant to the Pre-Closing Restructuring Plan prior to the Closing);

•	“VGL” are to Virgin Galactic Limited, a company limited by shares under the laws of England and Wales and an indirect wholly owned subsidiary of V10 and a direct wholly owned subsidiary of VGH, LLC;

•	“VG, LLC” are to Virgin Galactic, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of V10 and a direct wholly owned subsidiary of VGH, LLC;

v

•

“VGVH” or “Company B” are to Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (which shall become a direct wholly owned subsidiary of Vieco US pursuant to the Pre-Closing Restructuring Plan prior to the Closing); and

•	“Vieco US” are to Vieco USA, Inc., a Delaware corporation and wholly owned subsidiary of V10.

•	“warrants” are to the public warrants and the private placement warrants.

Unless otherwise stated in this proxy statement/prospectus or as the context otherwise requires, all references in this proxy statement/prospectus to Class A ordinary shares, shares of VGH, Inc. common stock or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, of Social Capital Hedosophia Holdings Corp. (the “Company”). These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When the Company discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, the Company’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•	SCH’s ability to complete the Business Combination or, if SCH does not consummate such Business Combination, any other initial business combination;

•	satisfaction or waiver (if applicable) of the conditions to the Mergers, including, among other things:

•

the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by SCH’s shareholders of the Business Combination and related agreements and transactions, (ii) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on the NYSE of the shares of VGH, Inc. common stock to be issued in connection with the Mergers), (iv) that VGH, Inc. have at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions;

•

Vieco US and certain of its subsidiaries (including the VG Companies and their subsidiaries) consummating, prior to the Closing, the Pre-Closing Restructuring Plan as set forth in the Merger Agreement; and

•

that the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders that exercise their rights to redeem their SCH Class A ordinary shares pursuant to the Cayman Constitutional Documents (including the Extension Amendment Redemptions), is at least equal to the Minimum Available Cash Amount;

•	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the projected financial information, anticipated growth rate, and market opportunity of the VG Companies;

•	the ability to obtain or maintain the listing of VGH, Inc. common stock, VGH, Inc. warrants and VGH, Inc. units on the NYSE following the Business Combination;

•	our public securities’ potential liquidity and trading;

•	our ability to raise financing in the future;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•	SCH officers and directors allocating their time to other businesses and potentially having conflicts of interest with SCH’s business or in approving the Business Combination;

•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•	factors relating to the business, operations and financial performance of the VG Companies and their subsidiaries, including:

•	their ability to achieve or maintain profitability;

•	their ability to effectively market and sell human spaceflights;

•	the development of the markets for commercial human spaceflight and commercial research and development payloads;

•

any delay in completing the flight test program and final development of their spaceflight system, which is comprised of their SpaceShipTwo Spaceship, VSS Unity, and their WhiteKnightTwo carrier aircraft, VMS Eve;

•	their ability to operate their spaceflight system after commercial launch;

•	the safety of their spaceflight systems;

•	their ability to convert their backlog or inbound inquiries into revenue;

•	test flights have not yet been completed at their anticipated full passenger capacity;

•	delay in developing or the manufacture of spaceflight systems;

•	their expected capital requirements and the availability of additional financing;

•	their ability to attract or retain highly qualified personnel, including in accounting and finance roles;

•	extensive and evolving government regulation that impact the way they operate;

•	risks associated with international expansion;

•

their ability to continue to use, maintain, enforce, protect and defend their owned and licensed intellectual property, including the Virgin brand and other intellectual property licensed to them under the Amended TMLA; and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or the VG Companies. There can be no assurance that future developments affecting us or the VG Companies will be those that SCH or the VG Companies have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond SCH’s control or the control of the VG Companies) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 34 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. SCH and the VG Companies undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any SCH shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF SCH

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to SCH’s shareholders. SCH urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at                     , Eastern Time, on                     , 2019, at                     .

Q:	Why am I receiving this proxy statement/prospectus?

A:

SCH shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. The Merger Agreement provides for, among other things, the merger of: (x) Merger Sub A with and into Company A, with Company A surviving the merger as a wholly owned subsidiary of VGH, Inc., (y) Merger Sub B with and into Company B, with Company B surviving the merger as a wholly owned subsidiary of VGH, Inc. and (z) Merger Sub LLC with and into Company LLC, with Company LLC surviving the merger as a wholly owned subsidiary of VGH, Inc., in each case, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section entitled “BCA Proposal” for more detail.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.

As a condition to the Mergers, SCH will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding SCH Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of the VGH, Inc. common stock, (2) each of the then issued and outstanding SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of VGH, Inc. common stock; provided, however, that with respect to the SCH Class B ordinary shares held by the Sponsor, in connection with the Domestication the Sponsor will instead receive upon the conversion of the SCH Class B ordinary shares held by it, a number of shares of VGH, Inc. common stock equal to (x) the number of SCH Class B ordinary shares held by it as of immediately prior to the Domestication minus (y) after giving effect to the Domestication, the number of shares of VGH, Inc. common stock underlying the Director RSU Awards that were outstanding as of immediately prior to the Domestication, (3) each then issued and outstanding SCH warrant will convert automatically into a VGH, Inc. warrant, pursuant to the Warrant Agreement, dated September 13, 2017 (the “Warrant Agreement”), between SCH and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, and (4) each SCH unit will convert automatically into a VGH, Inc. unit, with each VGH, Inc. unit representing one share of VGH, Inc. common stock and one-third of one VGH, Inc. warrant. See “Domestication Proposal” for additional information.

The provisions of the Proposed Organizational Documents will differ materially from the Cayman Constitutional Documents. Please see “What amendments will be made to the current constitutional documents of SCH?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:	What proposals are shareholders of SCH being asked to vote upon?

A:	At the extraordinary general meeting, SCH is asking holders of ordinary shares to consider and vote upon:

•	a proposal to approve by ordinary resolution and adopt the Merger Agreement;

•	a proposal to approve by special resolution the Domestication;

•	the following four separate proposals to approve by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

•

to authorize the change in the authorized capital stock of SCH from (i) 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, to (ii) 700,000,000 shares of VGH, Inc. common stock and 10,000,000 shares of VGH, Inc. preferred stock;

•

to authorize the board of directors of VGH, Inc. (the “Board”) to issue any or all shares of VGH, Inc. preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL;

•

to provide that certain provisions of the certificate of incorporation of VGH, Inc. will be subject to the Stockholders’ Agreement and certain provisions of the bylaws of VGH, Inc. will be subject to the Stockholders’ Agreement and the Registration Rights Agreement;

•

to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication, including, (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp.” to “Virgin Galactic Holdings, Inc.,” (2) making VGH, Inc.’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) granting an explicit waiver regarding corporate opportunities to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates and representatives) and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of VGH, Inc. after the Business Combination;

•	a proposal to approve by ordinary resolution the election of eight directors who, upon consummation of the Business Combination, will be the directors of VGH, Inc.;

•

a proposal to approve by ordinary resolution, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of VGH, Inc. common stock to (1) Vieco US pursuant to the Merger Agreement and (2) Mr. Palihapitiya and Vieco US, in each case, if applicable, pursuant to the Purchase Agreement;

•	a proposal to approve by ordinary resolution the 2019 Plan;

•	a proposal to approve by ordinary resolution the Repurchase; and

•

a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If SCH’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. In addition to the foregoing proposals, the shareholders are also being asked to consider and vote upon the Adjournment Proposal. See “BCA Proposal,” “Domestication Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Incentive Award Plan Proposal,” “Repurchase Proposal” and “Adjournment Proposal.”

x

SCH will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of SCH should read it carefully.

After careful consideration, SCH’s board of directors has determined that the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the Repurchase Proposal and the Adjournment Proposal are in the best interests of SCH and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Why is SCH proposing the Business Combination?

A:	SCH was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

The VG Companies represent a vertically-integrated aerospace company which will specialize in commercial human spaceflight and flying payloads into space. Their operations also include the design and development, manufacturing, ground and flight testing, and post-flight maintenance of their spaceships.

Based on its due diligence investigations of the VG Companies and the industry in which they operate, including the financial and other information provided by the VG Companies in the course of SCH’s due diligence investigations, the SCH board of directors believes that the Business Combination with the VG Companies is in the best interests of SCH and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “BCA Proposal—SCH’s Board of Directors’ Reasons for the Business Combination” for additional information.

Although SCH’s board of directors believes that the Business Combination with the VG Companies presents a unique business combination opportunity and is in the best interests of SCH and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “BCA Proposal—SCH’s Board of Director’s Reasons for the Business Combination,” as well as in the sections entitled “Risk Factors—Risks Related to VGH, Inc.’s Business.”

Q:	What will Vieco US receive in return for SCH’s acquisition of all of the issued and outstanding equity interests of the VG Companies?

A:

As a result of and upon the Closing, among other things, all outstanding shares of common stock or limited liability company interests, as applicable, of each of the VG Companies will be cancelled in exchange for the right to receive 130,000,000 shares of VGH, Inc. common stock (at a deemed value of $10.00 per share) for an aggregate merger consideration of $1.3 billion (the “Aggregate Merger Consideration”). The Aggregate Merger Consideration does not take into account certain additional issuances and payments to Vieco US which may be made under the terms of the Merger Agreement and the Purchase Agreement, respectively, only to the extent certain conditions are satisfied or certain options are elected by Vieco US, in each case, as contemplated thereunder, including, if applicable: (i) the issuance of additional shares of VGH, Inc. common stock to Vieco US or an affiliate of Vieco US as part of the Additional Holder Equity Amount, (ii) the cash payment received by Vieco US in any Secondary Purchase under the terms of the Purchase Agreement, (iii) the issuance of additional shares of VGH, Inc. common stock to Vieco US in any

Reinvestment under the terms of the Purchase Agreement, and (iv) any cash payment received by Vieco US in any Repurchase under the terms of the Merger Agreement, in each case, as described more fully elsewhere in this proxy statement/prospectus. For further details, see “BCA Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Q:	What equity stake will current SCH shareholders and Vieco US hold in VGH, Inc. immediately after the consummation of the Business Combination?

A:

As of the date of this proxy statement/prospectus, there are 82,478,822 ordinary shares issued and outstanding, which includes the 17,250,000 founder shares held by the Sponsor and the 65,228,822 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 30,999,980 warrants, which includes the 8,000,000 private placement warrants held by the Sponsor and the 22,999,980 public warrants. Each whole warrant entitles the holder thereof to purchase one SCH Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of VGH, Inc. common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the SCH fully diluted share capital would be 113,478,822.

It is anticipated that, following the Business Combination (assuming consummation of the transactions contemplated by the Purchase Agreement), (1) SCH’s public shareholders are expected to own approximately 33.3% of the outstanding VGH, Inc. common stock, (2) Vieco US (without taking into account any public shares held by Vieco US equityholders prior to the consummation of the Business Combination) is expected to own approximately 52.5% of the outstanding VGH, Inc. common stock, and (3) the Sponsor and related parties (including Mr. Palihapitiya) are expected to collectively own approximately 13.2% of the outstanding VGH, Inc. common stock. These percentages give effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating $10.33 per share (which price is based on trust account figures as of June 30, 2019); and assume (i) that no additional public shareholders exercise their redemption rights in connection with the Business Combination and (ii) that (x) VGH, Inc. issues 130,000,000 shares of VGH, Inc. common stock to Vieco US as the Aggregate Merger Consideration pursuant to the Merger Agreement, (y) VGH, Inc. repurchases 17,359,126 of such shares of VGH, Inc. common stock (calculated in accordance with the “no additional redemption” scenario as discussed below in “Selected Unaudited Pro Forma Condensed Combined Financial Information”) from Vieco US in the Repurchase pursuant to the Merger Agreement and (z) Vieco US elects under the Purchase Agreement to have Mr. Palihapitiya purchase 10,000,000 shares of VGH, Inc. common stock directly from Vieco US in a Secondary Purchase, in accordance with the terms and subject to the conditions of the Purchase Agreement. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing shareholders in the combined company will be different. Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The Director RSU Awards will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

The following table illustrates varying ownership levels in VGH, Inc. immediately following the consummation of the Business Combination based on the assumptions above, except for varying levels of additional redemptions by the public shareholders and as a result of varying additional redemptions, the inclusion of the Repurchase, which cannot be exercised by Vieco US at the assumed additional redemption level.

	Share Ownership in VGH, Inc.
	Full Secondary Purchase Election, Repurchase Election		Full Secondary Purchase at Minimum Cash Condition ($400m in trust after deferred underwriting fee)
	No Additional Redemptions		Additional Redemptions(1)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Vieco US	102,640,874	52.5%	120,000,000	63.6%
SCH’s public shareholders	65,228,822	33.3%	41,073,581	21.8%
Sponsor & related parties (including Mr. Palihapitiya)(2)	25,750,000	13.2%	25,750,000	13.6%
Boeing(3)	1,936,747	1.0%	1,936,747	1.0%

Total(2)(3)	195,556,443	100.0%	188,760,328	100.0%

(1)

Assumes additional redemptions of 24,155,241 Class A public shares of SCH in connection with the Business Combination in order to satisfy the closing conditions contained in the Merger Agreement at approximately $10.33 per share based on trust account figures as of June 30, 2019.

(2)

Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The Director RSU Awards will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

(3)

Outstanding shares of VGH, Inc. common stock includes the assumed purchase by Boeing of $20.0 million of shares of common stock of VGH, Inc. pursuant to the Boeing Agreement at an assumed purchase price approximating $10.33 per share, based on trust account figures as of June 30, 2019. The actual number of shares purchased by Boeing will depend on the per share amount in the trust account as of two business days prior to the Closing Date, which per share amount will be the same amount that a shareholder of SCH would receive upon the valid exercise of their right of redemption with respect to such share of common stock in connection with the Closing.

For further details, see “BCA Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Q:	Why is SCH proposing the Domestication?

A:

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of SCH’s domicile to Delaware. Further, SCH’s board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. SCH’s board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of the Company and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal—Reasons for the Domestication.”

To effect the Domestication, SCH will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SCH will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to the closing of the Mergers under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Q:	What amendments will be made to the current constitutional documents of SCH?

A:

The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, SCH’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace SCH’s Cayman Constitutional Documents, in each case, under the Cayman Islands Companies Law, with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents in the following respects:

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares.	The Proposed Organizational Documents authorize 710,000,000 shares, consisting of 700,000,000 shares of VGH, Inc. common stock and 10,000,000 shares of VGH, Inc. preferred stock.

	See paragraph 5 of the Existing Memorandum.	See Article Fourth of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Cayman Constitutional Documents authorize the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by SCH’s board of directors. Accordingly, SCH’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of SCH to carry out a conversion of SCH Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).	The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the Board may determine.

	Cayman Constitutional Documents	Proposed Organizational Documents

	See paragraph 5 of the Existing Memorandum and Articles 3 and 17 of the Existing Articles.	See Article Fourth, subsection (1) of the Proposed Certificate of Incorporation.

Stockholders’ Agreement and Registration Rights Agreement (Organizational Documents Proposal C)	The Cayman Constitutional Documents are not subject to any Stockholders’ Agreement.	The Proposed Organizational Documents provide that certain provisions therein are subject to the Stockholders’ Agreement and that in the event of any conflict between the terms and provisions of the Proposed Certificate of Incorporation and the Stockholders’ Agreement, the terms and provisions of the Stockholders’ Agreement shall govern and control. The Proposed Bylaws are also subject to the Registration Rights Agreement.

See Articles Fourth, Sixth and Twelfth of the Proposed Certificate of Incorporation. See Articles 3, 4, 5 and 9 of the Proposed Bylaws.

Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide the name of the company is “Social Capital Hedosophia Holdings Corp.”	The Proposed Organizational Documents provide that the name of the corporation will be “Virgin Galactic Holdings, Inc.”

	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that if SCH does not consummate a business combination (as defined in the Cayman Constitutional Documents) by December 18, 2019, SCH will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate SCH’s trust account.	The Proposed Organizational Documents do not include any provisions relating to VGH, Inc.’s ongoing existence; the default under the DGCL will make VGH, Inc.’s existence perpetual.

	See Article 49 of the Cayman Constitutional Documents.	Default rule under the DGCL.

Exclusive Forum (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive	The Proposed Organizational Documents adopt Delaware as the

	Cayman Constitutional Documents	Proposed Organizational Documents
	forum for certain shareholder litigation.	exclusive forum for certain stockholder litigation.

See Section Thirteenth, subsection (1) of the Proposed Certificate of Incorporation.

Waiver of Corporate Opportunities (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide an explicit waiver of corporate opportunities.	The Proposed Organizational Documents will grant an explicit waiver of corporate opportunities to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates, successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees, including any of the foregoing who shall serve as directors of VGH, Inc.).

See Section Tenth of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to SCH’s status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to SCH’s status as a blank check company, which no longer will apply upon consummation of the Mergers, as SCH will cease to be a blank check company at such time.

See Article 49 of the Cayman Constitutional Documents.

Q:	How will the Domestication affect my ordinary shares, warrants and units?

A:

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding SCH Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of VGH, Inc. common stock, (2) each of the then issued and outstanding SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of VGH, Inc. common stock; provided, however, that with respect to the SCH Class B ordinary shares held by the Sponsor, in connection with the Domestication the Sponsor will instead receive upon the conversion of the SCH Class B ordinary shares held by it, a number of shares of VGH, Inc. common stock equal to (x) the number of SCH Class B ordinary shares held by it as of immediately prior to the Domestication minus (y) after giving effect to the Domestication, the number of shares of VGH, Inc. common stock underlying the Director RSU Awards that were outstanding as of immediately prior to the Domestication, (3) each then issued and outstanding SCH warrant will convert automatically into a VGH, Inc. warrant, pursuant to the Warrant Agreement and (4) each SCH unit will convert automatically into a VGH, Inc. unit, with each VGH, Inc. unit representing one share of VGH, Inc. common stock and one-third of one VGH, Inc. warrant. See “Domestication Proposal” for additional information.

Q:	What are the U.S. federal income tax consequences of the Domestication?

A:

As discussed more fully under “U.S. Federal Income Tax Considerations,” it is intended that the Domestication will constitute a reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Domestication so qualifies, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:

•

A U.S. Holder whose SCH Class A ordinary shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of SCH’s earnings in income;

•

A U.S. Holder whose SCH Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of SCH stock entitled to vote and less than 10% of the total value of all classes of SCH stock will generally recognize gain (but not loss) on the exchange of SCH Class A ordinary shares for VGH, Inc. common stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its SCH Class A ordinary shares provided certain other requirements are satisfied; and

•

A U.S. Holder whose SCH Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of SCH stock entitled to vote or 10% or more of the total value of all classes of SCH stock will generally be required to include in income as a deemed dividend all earnings and profits amount attributable to its SCH Class A ordinary shares provided certain other requirements are satisfied.

SCH does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations,” SCH believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of SCH Class A ordinary shares or warrants for VGH, Inc. common stock or warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations—PFIC Considerations—D. QEF Election and Mark-to-Market Election” with respect to their SCH Class A ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. No elections are currently available with respect to SCH warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations.”

Each U.S. Holder of SCH Class A ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of SCH Class A ordinary shares and warrants for VGH, Inc. common stock and warrants pursuant to the Domestication.

Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. Holder’s VGH, Inc. common stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q:	Do I have redemption rights?

A:

If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to all of the founder shares in connection with the consummation of the Business Combination. The founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:	How do I exercise my redemption rights?

A:	If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)

(a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)	submit a written request to Continental, SCH’s transfer agent, that VGH, Inc. redeem all or a portion of your public shares for cash; and

(iii)	deliver your public shares to Continental, SCH’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                     , 2019 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, SCH’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, SCH’s transfer agent, directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of June 30, 2019, this would have amounted to approximately $10.33 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of SCH’s creditors, if any, which could have priority over the claims of the public shareholders, regardless of whether such public shareholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, SCH’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that SCH’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, SCH’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, SCH’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, SCH’s agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, VGH, Inc. will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Domestication and, accordingly, it is shares of VGH, Inc. common stock that will be redeemed immediately after consummation of the Business Combination.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, SCH’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, SCH’s transfer agent, by 5:00 p.m., Eastern Time, on                     , 2019 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

It is expected that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its VGH, Inc. common stock will generally be treated as selling such VGH, Inc. common stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of VGH, Inc. common stock that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption of any shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:

Following the closing of SCH’s initial public offering, an amount equal to $690.0 million ($10.00 per unit) of the net proceeds from SCH’s initial public offering and the sale of the private placement warrants was placed in the trust account. As of June 30, 2019, funds in the trust account totaled $712.5 million and were comprised entirely of U.S. Treasury Bills. After giving effect to the Extension Amendment Redemptions, the funds in the trust account totaled $676.2 million as of September 9, 2019. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of SCH’s obligation to redeem 100% of the public shares if it does not complete a business combination by December 18, 2019 and (3) the redemption of all of the public shares if SCH is unable to complete a business combination by December 18, 2019 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of SCH public shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of VGH, Inc. following the Business Combination. See “Summary of the Proxy Statement/Prospectus—Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the BCA Proposal and exercise their redemption rights?

A:

Our public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The Merger Agreement provides that the obligations of VG to consummate the Mergers are conditioned on, among other things, that as of the Closing, the Trust Amount is at least equal to the Minimum Available Cash Amount. However, if the Trust Amount as of the Closing is less than the Minimum Available Cash Amount, then Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) the Additional Holder Equity Amount. If the Available Cash (the sum of the Trust Amount, the Additional Holder Equity Amount and the Investment Amount) is equal to or greater than the Minimum Available Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. This condition is for the sole benefit of VG except that this condition may not be waived by VG if the Trust Amount is less than $200.0 million, provided that Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc.

common stock at a price per share of $10.00 in an aggregate amount such that the Available Cash is, at or immediately prior to the Closing, equal to at least $200.0 million after giving effect to such purchases. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, in no event will we redeem public shares in an amount that would cause VGH, Inc.’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by SCH’s shareholders of the Business Combination and related agreements and transactions, (ii) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on the NYSE of the shares of VGH, Inc. common stock to be issued in connection with the Mergers), (iv) that VGH, Inc. have at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions. The obligations of VG to consummate the Mergers are also conditioned on the satisfaction of the Minimum Cash Condition (as described above).

In addition, prior to the Closing, Vieco US and certain of its subsidiaries (including the VG Companies and their subsidiaries) will consummate the Pre-Closing Restructuring Plan, and it is a condition to the obligations of SCH and Merger Subs to consummate the Mergers that (i) the Pre-Closing Restructuring Plan has been substantially completed and (ii) the VG Companies and their subsidiaries collectively hold cash in an amount equal to or greater than $2.0 million in the aggregate, in each case, as of the Closing.

For more information about conditions to the consummation of the Business Combination, see “BCA Proposal—The Merger Agreement.”

Q:	When do you expect the Business Combination to be completed?

A:

It is currently expected that the Business Combination will be consummated in the second half of 2019. This date depends, among other things, on the approval of the proposals to be put to SCH shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by SCH’s shareholders at the extraordinary general meeting and SCH elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see “BCA Proposal—The Merger Agreement.”

Q:	What happens if the Business Combination is not consummated?

A:

SCH will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If SCH is not able to complete the Business Combination with the VG Companies by December 18, 2019 and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, SCH will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $0.1 million of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q:	Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:	Neither SCH’s shareholders nor SCH’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Q:	What do I need to do now?

A:

SCH urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. SCH’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:

If you are a holder of record of ordinary shares on the record date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will be held at , Eastern Time, on , 2019, at , unless the extraordinary general meeting is adjourned.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

SCH has fixed September 16, 2019 as the record date for the extraordinary general meeting. If you were a shareholder of SCH at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q:	How many votes do I have?

A:

SCH shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 82,478,822 ordinary shares issued and outstanding, of which 65,228,822 were issued and outstanding public shares.

Q:	What constitutes a quorum?

A:

A quorum of SCH shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, 41,239,412 ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?

A:	The following votes are required for each proposal at the extraordinary general meeting:

(i)

BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iii)

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iv)

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(v)

Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vi)

Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vii)

Repurchase Proposal: The approval of the Repurchase Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(viii)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Q:	What are the recommendations of SCH’s board of directors?

A:

SCH’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of SCH’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Repurchase Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How does the Sponsor intend to vote their shares?

A:

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to vote all the founder shares and any other public shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the Sponsor, the VG Companies or our or their respective directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the VG Companies or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the Repurchase Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the requirement that the Minimum Available Cash Amount condition is satisfied, (4) otherwise limiting the number of public shares electing to redeem and (5) VGH, Inc.’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:	What happens if I sell my SCH ordinary shares before the extraordinary general meeting?

A:

The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Shareholders may send a later-dated, signed proxy card to SCH’s Secretary at SCH’s address set forth below so that it is received by SCH’s Secretary prior to the vote at the extraordinary general meeting (which is scheduled to take place on                    , 2019) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to SCH’s Secretary, which must be received by SCH’s Secretary prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?

A:

If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder or warrant holder of VGH, Inc. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of SCH. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).

Q:	What should I do with my share certificates, warrant certificates or unit certificates?

A:

Our shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, SCH’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                     , 2019 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Upon the Domestication, holders of SCH units, Class A ordinary shares, Class B ordinary shares and warrants will receive VGH, Inc. units, shares of VGH, Inc. common stock and warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their units, Class A ordinary shares (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), Class B ordinary shares or warrants.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A:

SCH will pay the cost of soliciting proxies for the extraordinary general meeting. SCH has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting. SCH has agreed to pay Morrow a fee of $35,000, plus disbursements (to be paid with non-trust account funds). SCH will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of SCH Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of SCH Class A ordinary shares and in obtaining voting instructions from those owners. SCH’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting?

A:

The preliminary voting results will be expected to be announced at the extraordinary general meeting. SCH will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:	Who can help answer my questions?

A:

If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call (203) 658-9400

Email: IPOA.info@morrowsodali.com

You also may obtain additional information about SCH from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, SCH’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                    , 2019 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor

New York, NY 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “BCA Proposal—The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no additional exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.

Combined Business Summary

We are a vertically-integrated aerospace company pioneering human spaceflight for private individuals and researchers. We believe the commercial exploration of space represents one of the most exciting and significant technology initiatives of our time. We are embarking on this commercial exploration journey with a mission to put humans into space and return them safely to earth on a routine, consistent and affordable basis. Using our proprietary and reusable technologies, and supported by a distinctive, Virgin–branded customer experience, we are developing a spaceflight system designed to offer customers, whom we also refer to as “Future Astronauts,” a unique, multi-day experience culminating in a spaceflight that includes several minutes of weightlessness and views of Earth from space. We are in the final stages of development, having already completed two crewed flights of our vehicle into space, and anticipate our initial commercial launch in 2020.

Over the past decade, several trends have converged to invigorate the commercial space industry. Rapidly advancing technologies, decreasing costs, open innovation models with improved access to technology and greater availability of capital have driven significant growth in the commercial space market. According to an October 2018 article from the U.S. Chamber of Commerce, the commercial space market is expected to grow 6% per year, from $385.0 billion in 2017 to at least $1.5 trillion by 2040, reaching 5% of U.S. gross domestic product. As a result of these trends, we believe the exploration of space and the cultivation and monetization of space-related capabilities offer immense potential for the creation of economic value and future growth. Further, we believe we are at the center of these industry trends and well-positioned to capitalize on them by bringing human spaceflight to a broad global population that dreams of traveling to space.

The market for commercial human spaceflight for private individuals is new and untapped. As of August 1, 2019, only 573 humans have ever traveled above the Earth’s atmosphere into space to become officially recognized as astronauts, cosmonauts or taikonauts. Overwhelmingly, these men and women have been government employees handpicked by government space agencies such as NASA and trained over many years at significant expense. Private commercial space travel has been limited to a select group of individuals who were able to reach space, generally only at great personal expense, risk and discomfort. We are planning to change that. We believe a significant market opportunity exists to provide high net worth individuals with a dynamic spaceflight experience at a fraction of the expense incurred by other private individuals to date. We believe this market opportunity is supported by the 603 reservations and approximately $80.0 million of deposits we had booked as of June 30, 2019, and also by the more than 3,000 flight reservation inquiries we have received since SpaceShipTwo’s first spaceflight in December 2018.

Over the last 14 years, we have developed an extensive portfolio of proprietary technologies that are embodied in the highly specialized assets that we have developed or leased to enable commercial spaceflight and address these industry trends. These assets include:

•

Our carrier aircraft, WhiteKnightTwo—WhiteKnightTwo is a twin-fuselage, custom-built aircraft designed to carry our spaceship, SpaceShipTwo, up to an altitude of approximately 45,000 feet, where the spaceship is released for its flight into space. Our carrier aircraft is designed to launch thousands of SpaceShipTwo flights over its lifetime. This reusable launch platform design provides a flight experience and economics similar to commercial airplanes, and offers a considerable economic advantage over other potential launch architectures. Additionally, our carrier aircraft has a rapid turnaround time, enabling it to provide frequent spaceflight launch services for multiple spaceships.

•

Our spaceship, SpaceShipTwo—SpaceShipTwo is a reusable spaceship with the capacity to carry two pilots and up to six Future Astronauts into space before returning them safely to the Earth’s surface. SpaceShipTwo is a rocket-powered winged vehicle designed to achieve a maximum speed of over Mach 3 and has a flight duration, measured from the takeoff of our carrier aircraft to the landing of SpaceShipTwo, of up to approximately 90 minutes. SpaceShipTwo’s cabin has been designed to optimize the Future Astronaut’s safety, experience and comfort. For example, the sides and ceiling of the spaceship’s cabin are lined by more than a dozen windows, offering Future Astronauts the ability to view the blackness of space as well as stunning views of the Earth below. With the exception of the rocket motor’s fuel and oxidizer, which must be replenished after each flight, SpaceShipTwo is designed as a wholly reusable spaceship.

•

Our hybrid rocket motor, RocketMotorTwo—SpaceShipTwo is powered by a hybrid rocket propulsion system, RocketMotorTwo, that propels it on a trajectory into space. The term “hybrid” rocket refers to the fact that the rocket uses a solid fuel grain cartridge and a liquid oxidizer. The fuel cartridge is consumed over the course of a flight and replaced in between flights. RocketMotorTwo has been designed to provide performance capabilities necessary for spaceflight with a focus on safety, reliability and economy. Its design incorporates comprehensive critical safety features, including the ability to be safely shut down at any time, and its limited number of moving parts increases reliability and robustness for human spaceflight. Furthermore, the motor is made from a benign substance that needs no special or hazardous storage.

•

Spaceport America—The Future Astronaut flight preparation and experience will take place at our operational headquarters at Spaceport America. Spaceport America is the first purpose-built commercial spaceport in the world and serves as the home of our terminal hangar building, officially designated the “Virgin Galactic Gateway to Space.” Spaceport America is located in New Mexico on 27 square miles of desert landscape with access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace will facilitate frequent and consistent flight scheduling by preventing general commercial air traffic from entering the area. Additionally, the desert climate and its relatively predictable weather provide favorable launch conditions year-round. Our license from the FAA includes Spaceport America as a location from which we can launch and land our spaceflight system on a routine basis.

We have designed our spaceflight system with a fundamental focus on safety. Important elements of our safety design include horizontal takeoff and landing, highly reliable and rigorously tested jet engines on our carrier aircraft, two pilots in our carrier aircraft and the spaceship to provide important redundancy, a proprietary feathering system that allows the spaceship to properly align for re-entry with limited pilot input, extensive screening and training of our pilots, and the ability to safely abort at any time during the mission. In 2016, the FAA granted us our commercial space launch license with a limited number of verification and validation steps that must be completed before the FAA will clear us to include customers on our spaceflights. Specifically, we are required by the FAA to submit final integrated vehicle performance results conducted in an operational flight environment, including final configuration of critical systems and aspects of the environmental control system and human factors performance. We expect to be able to submit these results to the FAA during the first half of 2020.

Our goal is to offer our Future Astronauts an unmatched, safe and affordable journey to space without the need for any special prior experience or significant prior training and preparation. We have worked diligently for over a decade to plan every aspect of the Future Astronaut’s journey to become an astronaut, drawing on a world-class team with extensive experience with human spaceflight, high-end customer experiences, and reliable transportation system operations and safety. Each Future Astronaut will spend four days at Spaceport America, with the first three days spent on pre-flight training and the spaceflight itself occurring on the fourth day. In space, they will be able to exit their seats and experience weightlessness, floating about the cabin and positioning themselves at one of the many windows around the cabin sides and top. After enjoying several minutes of weightlessness, customers will maneuver back to their own seats to prepare for re-entry and the journey back into the Earth’s atmosphere. Upon landing, astronauts will disembark and join family and friends to celebrate their achievements and receive their astronaut wings.

We have historically sold spaceflight tickets at a price point of up to $250,000 per ticket. Given demand for human spaceflight experiences and the limited available capacity, however, we expect the price of our tickets to increase for a period of time. We also anticipate offering premium pricing options for customers with an interest in further customizing or enhancing their astronaut journey. As of June 30, 2019, we had reservations for 603 spaceflight tickets and approximately $80.0 million in deposits. We believe these sales are largely attributable to the strength and prominence of the Virgin Galactic brand, which has driven many of our customers directly to us with inbound requests. As we transition to full commercialization, we intend to take a more active role in marketing and selling our spaceflight experience. Given that sales of spaceflights are consultative and generally require a one-on-one sales approach, we intend to go to market using our direct sales organization and may expand the reach of that organization using a global network of high-end travel professionals that we refer to as Accredited Space Agents.

Our senior management team has extensive experience in the aerospace industry and includes the former Chief of Staff for NASA as well as NASA’s Space Shuttle Launch Integration Manager. Our team of pilots is similarly experienced, with over 216 years of collective flight experience, and includes former test pilots for NASA, the Royal Air Force, the U.S. Air Force, the Italian Air Force and the U.S. Marine Corps. Our commercial team is managed and supported by individuals with significant experience and success in building and growing a commercial spaceflight brand, selling spaceflight reservations and managing the pre-flight Future Astronaut community.

The Parties to the Business Combination

SCH

Social Capital Hedosophia Holdings Corp. is a blank check company incorporated on May 5, 2017 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. SCH has neither engaged in any operations nor generated any revenue to date. Based on SCH’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On September 18, 2017, SCH consummated its initial public offering of its units, with each unit consisting of one SCH Class A ordinary share and one-third of one public warrant. Simultaneously with the closing of the initial public offering, SCH completed the private sale of 8,000,000 private placement warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor generating gross proceeds to us of $12.0 million. The private placement warrants are identical to the warrants sold as part of the units in SCH’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of SCH’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of SCH’s initial public offering, a total of $690.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. Treasury securities and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of June 30, 2019, funds in the trust account totaled $712.5 million and were comprised entirely of U.S. Treasury Bills. After giving effect to the Extension Amendment Redemptions, the funds in the trust account totaled $676.2 million as of September 9, 2019. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend SCH’s Cayman Constitutional Documents to modify the substance or timing of SCH’s obligation to redeem 100% of the public shares if it does not complete a business combination by December 18, 2019 and (3) the redemption of all of the public shares if SCH is unable to complete a business combination by December 18, 2019 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

SCH units, public shares and public warrants are listed on the NYSE under the symbols “IPOA.U,” “IPOA,” and “IPOA.WS,” respectively.

SCH’s principal executive office is located at 120 Hawthorne Avenue, Palo Alto, California, 94301. Its telephone number is (650) 521-9007. SCH’s corporate website address is www.SocialCapitalHedosophiaHoldings.com. SCH’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Merger Subs

The merger subsidiaries are all direct wholly owned subsidiaries of SCH. Foundation Sub 1, Inc. is a Delaware corporation and was incorporated on July 8, 2019. Foundation Sub 2, Inc. is a Delaware corporation and was incorporated on July 8, 2019. Foundation Sub, LLC is a Delaware limited liability company and was formed on July 8, 2019. None of the Merger Subs owns any material assets or operates any business.

The VG Companies and Their Subsidiaries

The VG Companies and their subsidiaries comprise a vertically-integrated aerospace company pioneering human spaceflight for private individuals and researchers. The VG Companies and their subsidiaries consist of VGH, LLC, a Delaware limited liability company formed June 26, 2019, TSC Vehicle Holdings Inc., a Delaware corporation incorporated June 26, 2014, Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation formed December 18, 2017, Virgin Galactic Ltd., a company limited by shares under the laws of England and Wales on May 2, 2006, Virgin Galactic, LLC, a Delaware limited liability company formed July 27, 2004, and TSC, LLC, a Delaware limited liability company formed February 3, 2006. The VG Companies’ principal executive office is located at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011. Their telephone number is (575) 522-3102.

Proposals to be Put to the Shareholders of SCH at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of SCH and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

BCA Proposal

As discussed in this proxy statement/prospectus, SCH is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement, dated as of July 9, 2019, as amended on October 2, 2019, by and among SCH, V10, Vieco US, Merger Sub A, Merger Sub B, Merger Sub LLC, Company A, Company B and Company LLC, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, (1) following the Domestication of SCH to Delaware as described below, the merger of: (x) Merger Sub A with and into Company A, with Company A surviving the merger as a wholly owned subsidiary of VGH, Inc. (“Corp Merger A”), (y) Merger Sub B with and into Company B, with Company B surviving the merger as a wholly owned subsidiary of VGH, Inc. (“Corp Merger B”) and (z) Merger Sub LLC with and into Company LLC, with Company LLC surviving the merger as a wholly owned subsidiary of VGH, Inc. (the “LLC Merger” and, collectively with Corp Merger A and Corp Merger B, the “Mergers”), in each case in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. Pursuant to the terms of the Merger Agreement, under certain limited circumstances, Vieco US, SCH and the VG Companies will work together in good faith to restructure Corp Merger A or Corp Merger B, including by changing the direction of the applicable merger, if it is determined to be in the best interests of the parties. After consideration of the factors identified and discussed in the section entitled “BCA Proposal—SCH’s Board of Directors’ Reasons for the Business Combination,” SCH’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for SCH’s initial public offering, including that the business of the VG Companies and their subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Merger Agreement, see “BCA Proposal.”

Aggregate Merger Consideration

As a result of and upon the closing of the Mergers (the “Closing”), among other things, all outstanding shares of common stock or limited liability company interests, as applicable, of each of the VG Companies will be cancelled in exchange for the right to receive 130,000,000 shares of VGH, Inc. common stock, which shares shall be at a deemed value of $10.00 per share for an aggregate merger consideration of $1.3 billion (the “Aggregate Merger Consideration”). The Aggregate Merger Consideration does not take into account certain additional issuances and payments to Vieco US which may be made under the terms of the Merger Agreement and the Purchase Agreement, respectively, only to the extent certain conditions are satisfied or certain options are elected by Vieco US, in each case, as contemplated thereunder, including, if applicable: (i) the issuance of additional shares of VGH, Inc. common stock to Vieco US or an affiliate of Vieco US as part of the Additional Holder Equity Amount under the terms of the Merger Agreement, (ii) the cash payment received by Vieco US in any Secondary Purchase under the terms of the Purchase Agreement, (iii) the issuance of additional shares of VGH, Inc. common stock to Vieco US in any Reinvestment under the terms of the Purchase Agreement, and (iv) any cash payment received by Vieco US in any Repurchase under the terms of the Merger Agreement, in each case, as described more fully elsewhere in this proxy statement/prospectus. Prior to the effective time of the

Mergers, V10 will take all necessary and appropriate action so that, as of the effective time of the Mergers, all outstanding options to purchase common shares of V10 will be cancelled without consideration therefor. For further details, see “BCA Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by SCH’s shareholders of the Business Combination and related agreements and transactions, (ii) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on the NYSE of the shares of VGH, Inc. common stock to be issued in connection with the Mergers), (iv) that VGH, Inc. has at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions.

In addition, prior to the Closing, Vieco US and certain of its subsidiaries (including the VG Companies) will consummate the Pre-Closing Restructuring Plan, pursuant to which Company A, Company B and Company LLC will become, in each case, direct wholly owned subsidiaries of Vieco US, and it is a condition to the obligations of SCH and Merger Subs to consummate the Mergers that (i) the Pre-Closing Restructuring Plan has been substantially completed and (ii) the VG Companies collectively hold cash in an amount equal to or greater than $2.0 million, in the aggregate, in each case, as of the Closing.

Other conditions to VG’s obligations to consummate the Mergers include, among others, that as of the Closing, (i) the Domestication has been completed, and (ii) the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders that exercise their redemption rights pursuant to the Cayman Constitutional Documents including the Extension Amendment Redemptions, or the Trust Amount, is at least equal to the sum of (x) $400.0 million plus (y) if applicable, an aggregate of approximately $24.2 million of deferred underwriting commissions being held in the trust account, which we refer to as the Minimum Available Cash Amount.

However, if the Trust Amount as of the Closing is less than the Minimum Available Cash Amount, then Vieco US and its affiliates will have the right to purchase (or seek a third party to purchase) the Additional Holder Equity Amount, or additional shares of VGH, Inc. common stock at a price per share of $10.00, up to the Minimum Available Cash Amount less the Investment Amount, or the aggregate purchase price paid to SCH by Mr. Palihapitiya in a Primary Purchase. If the Available Cash (which is the sum of the Trust Amount, the Additional Holder Equity Amount and the Investment Amount) is equal to or greater than the Minimum Available Cash Amount, then this condition, which we refer to as the Minimum Cash Condition, will be deemed to have been satisfied.

The Minimum Cash Condition is for the sole benefit of VG except that this condition may not be waived by VG if the Trust Amount is less than $200.0 million, provided that Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00 in an aggregate amount such that the Available Cash is, at or immediately prior to the Closing, equal to at least $200.0 million after giving effect to such purchases. Therefore, if such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

For further details, see “BCA Proposal—The Merger Agreement.”

Domestication Proposal

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then SCH will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the board of directors of SCH has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of SCH’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while SCH is currently governed by the Cayman Islands Companies Law, upon the Domestication, VGH, Inc. will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, SCH encourages shareholders to carefully review the information in “Comparison of Corporate Governance and Shareholder Rights.”

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding SCH Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of VGH, Inc. common stock, (2) each of the then issued and outstanding SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of VGH, Inc. common stock; provided, however, that with respect to the SCH Class B ordinary shares held by the Sponsor, in connection with the Domestication the Sponsor will instead receive upon the conversion of the SCH Class B ordinary shares held by it, a number of shares of VGH, Inc. common stock equal to (x) the number of SCH Class B ordinary shares held by it as of immediately prior to the Domestication minus (y) after giving effect to the Domestication, the number of shares of VGH, Inc. common stock underlying the restricted stock units to be granted to certain members of the board of directors of SCH in connection with the Business Combination (“Director RSU Awards”) that are outstanding as of immediately prior to the Domestication, (3) each then issued and outstanding SCH warrant will convert automatically into a VGH, Inc. warrant, pursuant to the Warrant Agreement and (4) each SCH unit will convert automatically into a VGH, Inc. unit, with each VGH, Inc. unit representing one share of VGH, Inc. common stock and one-third of one VGH, Inc. warrant.

For further details, see “Domestication Proposal.”

Organizational Documents Proposals

If the BCA Proposal and the Domestication Proposal are approved, SCH will ask its shareholders to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents, under the Cayman Islands Companies Law, with the Proposed Organizational Documents, under the DGCL. SCH’s board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of VGH, Inc. after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

A.

Proposal No. 3—Organizational Documents Proposal A— to authorize the change in the authorized capital stock of SCH from (i) 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, to (ii) 700,000,000 shares of VGH, Inc. common stock and 10,000,000 shares of VGH, Inc. preferred stock.

B.

Proposal No. 4—Organizational Documents Proposal B— to authorize the board of directors of VGH, Inc. (the “Board”) to issue any or all shares of VGH, Inc. preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL.

C.

Proposal No. 5—Organizational Documents Proposal C— to provide that certain provisions of the certificate of incorporation of VGH, Inc. will be subject to the Stockholders’ Agreement and certain provisions of the bylaws of VGH, Inc. will be subject to the Stockholders’ Agreement and the Registration Rights Agreement.

D.

Proposal No. 6—Organizational Documents Proposal D—to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication, including (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp.” to “Virgin Galactic Holdings, Inc.,” (2) making VGH, Inc.’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) granting an explicit waiver regarding corporate opportunities to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates and representatives), and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of VGH, Inc. after the Business Combination.

The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and SCH encourages shareholders to carefully review the information set out in the section entitled “Organizational Documents Proposals” and the full text of the Proposed Organizational Documents of VGH, Inc., attached hereto as Annexes F and G.

Director Election Proposal

Assuming the BCA Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, SCH’s shareholders are also being asked to approve by ordinary resolution the Director Election Proposal. Upon the consummation of the Business Combination, the Board will consist of eight directors. For additional information on the proposed directors, see “Director Election Proposal.”

Stock Issuance Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, SCH’s shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal.

SCH’s public shares are listed on the NYSE and, as such, SCH is seeking shareholder approval of the issuance of VGH, Inc. common stock to (1) Vieco US pursuant to the Merger Agreement and (2) Mr. Palihapitiya and Vieco US, in each case, if applicable, pursuant to the Purchase Agreement, in order to comply with Section 312.03 of the NYSE’s Listed Company Manual. For additional information, see “Stock Issuance Proposal.”

Incentive Award Plan Proposal

Assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, SCH’s shareholders are also being asked to approve by ordinary resolution the 2019 Plan, in order to comply with Section 312.03(a) of the NYSE’s Listed Company Manual and the Internal Revenue Code. For additional information, see “Incentive Award Plan Proposal.”

Repurchase Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal are approved,

SCH’s shareholders are also being asked to approve, by ordinary resolution, the Repurchase Proposal pursuant to which we may be required to repurchase, at Vieco US’s election, up to 20,000,000 shares of VGH, Inc. common stock from Vieco US at a price of $10.00 per share with cash in an aggregate amount equal to the lesser of $200.0 million and the amount (if any) by which the Available Cash exceeds $500.0 million at the Closing. For additional information, see “Repurchase Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize SCH to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), SCH’s board of directors may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see “Adjournment Proposal.”

SCH’s Board of Directors’ Reasons for the Business Combination

SCH was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the SCH board of directors consulted with SCH’s management and considered a number of factors. In particular, the SCH board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

•

Potential Public Investor Enthusiasm for Spaceflight. Since the advent of space exploration, there has been limited means for public investors to invest in the economic and strategic value of human spaceflight. Against this backdrop, the Business Combination with the VG Companies will create the world’s first and only publicly traded commercial human spaceflight company. VGH, Inc. will provide investors the opportunity to invest in commercial space travel and the potential value related to opening space to many tens of thousands of new astronauts.

•

Experienced and Proven Management Team. The VG Companies’ management team has extensive experience in key aspects of the aerospace industry. The senior management team represents some of the most experienced and recognized leaders in flight operations, technical manufacturing and general management. Led by their Chief Executive Officer, George Whitesides, a former Chief of Staff for the National Aeronautics and Space Agency, the VG Companies became the first commercial space company to put a human into space. We expect that the VG Companies’ executives will continue with the combined company following the Business Combination. For additional information regarding VGH, Inc.’s executive officers, see the section entitled “Management of VGH, Inc. Following the Business Combination—Executive Officers.”

•

Attractive Entry Valuation. VGH, Inc. will have an anticipated initial enterprise value of $1.5 billion implying a 2.5x multiple of 2023 projected revenue and a 5.5x multiple of 2023 projected EBITDA as VGH, Inc.’s commercial operations are expected to achieve scale. This represents approximately a 1.5x multiple of invested capital based on over $1 billion of capital investment to date. After the completion of the Business Combination, the majority of the net cash from SCH’s trust account is expected to be held on VGH, Inc.’s balance sheet to fund operations and support continued growth.

•

Valuable Proprietary Intellectual Property. Over the course of the last 14 years, the VG Companies have developed an extensive portfolio of proprietary technologies that are embodied in the highly specialized vehicles that they have developed to enable commercial spaceflight. These technologies are largely embodied in proprietary know-how and trade secrets. In addition, the VG Companies seek to further protect their technologies with patents and patent applications when possible and consistent with its overall strategy to safeguard intellectual property.

•

Vertically Integrated Go To Market Strategy. The VG Companies are vertically integrated, meaning they design, develop, manufacture, test and operate the critical components of their mission, including the spaceships and carrier aircraft themselves. These internal capabilities enable the VG Companies to build and optimize their spaceflight systems for a dynamic customer experience and with other critical capabilities, such as reusability and efficiency, are expected to facilitate a go to market strategy and drive the long-term profitability and value of the VG Companies.

•

Robust Manufacturing Pipeline. The VG Companies have two additional SpaceShipTwo vehicles under construction and expect to expand the fleet to a total of five SpaceShipTwo vehicles in service by the end of 2023, which will enable an increase in the flight rate to meet customer demand.

•

Attractive Business Model. The VG Companies have several capabilities that will allow them to scale rapidly to meet customer demand—among these are the design and implementation of reusable vehicles. For example, a single spaceship is designed to be reused for hundreds of cycles, with primarily only its rocket motor fuel cartridge and oxidizer being changed in between flights. These design features meaningfully reduce the operational cost of each spaceflight over time and allow for short turnaround times between flights. Over time, the VG Companies expect to have the ability to leverage their suite of proprietary technologies and reusable design to lower costs and allow lower ticket prices, while preserving profitability and meeting the demand for human spaceflight in a market where most other alternatives are extremely expensive.

•

First Purpose-Built Commercial Spaceport. The VG Companies will operate from Spaceport America in New Mexico. Spaceport America is a more than $200.0 million facility built by the New Mexico government and leased to the VG Companies at an attractive annual rate. The spaceport is located on 27 square miles of desert landscape, with access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace facilitates frequent and consistent flight scheduling and the desert climate and its relatively predictable weather provides favorable launch conditions year-round. The facilities were built with the operational requirements and customers of the VG Companies in mind, with comprehensive consideration of its practical function, while also providing the basis for the Virgin Galactic experience. The VG Companies believe that this model will allow them to achieve high operational flight rates and can be used to scale to meet demand without significant additional capital outlays for physical plant and ground infrastructure. Similar models could also be used to facilitate international expansion in the future.

•

High Growth Industry. The space race is shifting quickly from public-sector financing to private-sector financing. With this shift comes a more bottom-line focus on costs and utilization that creates the opportunity for an entirely new ecosystem of disruptive and profitable companies. According to an October 2018 article from the U.S. Chamber of Commerce, the commercial space market will grow 6% per year from $385.0 billion in 2017 to at least $1.5 trillion by 2040, reaching 5% of U.S. gross domestic product. Commercial spaceflight is expected to capture an important portion of this market as it will also allow for applications beyond initial use, including scientific research.

•

Strong Competitive Position. The VG Companies’ differentiated technology and capabilities, its horizontal take-off and landing design, experienced management team, iconic brand, vertically-integrated design and manufacturing capabilities and extensive customer base separate them from the competition. VSS Unity, the VG Companies’ spaceship, was the first, and as of July 2019 remains the only, vehicle built for recurring commercial spaceflight service to have put humans into space. The VG Companies’ inaugural spaceflight in December 2018 was also the first and only space launch from U.S. soil since 2011 that carried human crew members. During its second spaceflight in February 2019, VSS Unity became the first vehicle built for commercial service to not only carry pilots but a third crew member, as well. We believe that the additional capital provided by the Business Combination will provide VGH, Inc. with the support needed to reach broad commercialization. Additionally, the VG

Companies have the licenses they need from the FAA to begin commercial operations once they have completed a validation and testing process to the FAA’s satisfaction.

•

Competitive Dynamics. The VG Companies’ position within the emerging commercial human spaceflight market is reinforced by significant barriers to entry for potential competitors as well as key differences in safety and customer experience. The VG Companies are the only commercial space company to date to take a horizontal take-off and landing approach, which mimics traditional aircraft in how the spaceship leaves the ground and returns to earth. The VG Companies provide a piloted experience where two highly trained pilots will take passengers to space. Because their spaceship’s rocket motor can be shut off at any time during flight, the VG Companies can conduct a safe abort at various phases of the flight mission. We are aware of only one competitor with a similar investment of time and money in suborbital commercial human spaceflight, which is taking a different approach to its launch architecture.

•	Iconic, Widely Recognized Brand. Virgin is an iconic, widely recognized brand with significant brand strength and high awareness and a track record of creating memorable experiences.

•

Demonstrated Willingness to Pay. Individuals, including those of high net worth, increasingly value experiences and the VG Companies offer a unique value proposition relative to comparably priced ultra-luxury travel and transportation experiences. As of June 30, 2019, the VG Companies had reservations for 603 spaceflights and approximately $80.0 million in deposits. Additionally, there have been more than 3,000 flight reservation inquiries since SpaceShipTwo’s first spaceflight in December 2018. The VG Companies have had high retention rates despite deposits being refundable during the development program. We believe that the market for exclusive, experiential products will continue to expand quickly and represents a significant opportunity for future growth.

•

Expansive Future Opportunities. The VG Companies have developed an extensive set of vertically integrated aerospace development capabilities and technologies. In the future, they expect to explore the application of those proprietary technologies and capabilities in areas such as design, engineering, composites manufacturing, high-speed vehicles and production for other commercial and government uses. Among other potential opportunities, the VG Companies believe their technology could be used to develop supersonic and hypersonic vehicles that drastically reduce travel time for point-to-point international travel.

For a more complete description of the SCH board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the SCH board of directors, see the section entitled “BCA Proposal—SCH’s Board of Directors’ Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “BCA Proposal—Related Agreements.”

The Purchase Agreement

In connection with the Merger Agreement, SCH has entered into the Purchase Agreement, dated as of July 9, 2019, as supplemented by the Assignment, Consent and Waiver Agreement, dated as of October 2, 2019, by and among SCH, V10, Vieco US and Chamath Palihapitiya, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Purchase Agreement”). The Purchase Agreement contemplates, among other things, concurrently with the Closing and at the option of Vieco US, the purchase by Mr. Palihapitiya of (a) 10,000,000 newly issued shares of VGH, Inc. common stock in the Primary Purchase from VGH, Inc. at a price of $10.00 per share in cash and (b) a number of shares of VGH, Inc. common stock in the Secondary Purchase from Vieco US at a price of $10.00 per share in cash, which will reduce, on a one-for-one basis, the number of shares purchased directly from VGH, Inc. in the Primary Purchase (“Secondary Purchase” and, together with the Primary Purchase, the “Co-Investment”) and provided further that the aggregate number of shares of VGH, Inc. common stock to be purchased in the Primary Purchase and Secondary Purchase will, in any event, be equal to 10,000,000 and the aggregate price paid for such shares will be equal to $100.0 million. The proceeds of such Secondary Purchase may be used by Vieco US to subsequently purchase additional newly issued shares of VGH, Inc. common stock at a price of $10.00 per share (the “Reinvestment”). For additional information, see “BCA Proposal—Related Agreements—The Purchase Agreement.”

Stockholders’ Agreement

The Merger Agreement contemplates that, at the Closing, VGH, Inc. will enter into a Stockholders’ Agreement with Vieco US, the Sponsor and Mr. Palihapitiya (collectively with any individuals or entities that are signatories thereto or hereafter become party to the agreement, the “Voting Parties”), pursuant to which, among other things, (i) Vieco US and Mr. Palihapitiya will be granted rights to designate directors for election to the Board (and the Voting Parties will vote in favor of such designees), (ii) Vieco US will agree not to take action to remove the members of the Board designated by Mr. Palihapitiya pursuant thereto, (iii) Mr. Palihapitiya will agree not to take action to remove the members of the Board designated by Vieco US pursuant thereto and (iv) Vieco US will, under certain circumstances, have the right to approve certain matters as set forth therein.

From and after the Closing, the Stockholders’ Agreement contemplates that, the Board will consist of eight directors with the Chairperson of the Board initially being Chamath Palihapitiya and also contains (i) certain provisions intended to maintain, following the consummation of the Merger, the Company’s qualification as a “controlled company” within the meaning of Rule 303A of the NYSE corporate governance requirements and (ii) certain procedures for transactions with Vieco US and its affiliates. “BCA Proposal—Related Agreements—Stockholders’ Agreement.”

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, SCH entered into a sponsor support agreement, with the Sponsor, each officer and director of SCH, V10, Company A, Company B and Company LLC, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and each officer and director of SCH agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. “BCA Proposal—Related Agreements—Sponsor Support Agreement.”

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, VGH, Inc., Vieco US, the Sponsor and Mr. Palihapitiya will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which VGH, Inc. will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of VGH, Inc. common stock and other equity securities of VGH, Inc. that are held by the parties thereto from time to time.

Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of VGH, Inc. common stock held by the Sponsor immediately following the Closing and the shares of VGH, Inc. common stock received by Vieco US in connection with the Business Combination, including a two-year lock-up of such shares in each case, subject to limited exceptions as contemplated thereby (including that Vieco US may transfer up to 50% of the shares of VGH, Inc. common stock received by it pursuant to the Merger Agreement after giving effect to the related transactions).

For additional information, see “BCA Proposal—Related Agreements—Transfer Restrictions and Registration Rights.”

Trademark License Agreement

In connection with the execution of the Merger Agreement, on July 9, 2019, as amended on October 2, 2019, Virgin Enterprises Limited (“VEL”), VGH, LLC and SCH entered into a deed of novation, amendment and restatement (the “Novation Deed”), pursuant to which an existing trade mark license agreement (granting VG, LLC certain rights to use certain VIRGIN marks that are legally and beneficially owned by VEL) will be novated to SCH and amended and restated in full in the form attached as an annex to the Novation Deed with effect on and from the Closing (the “Closing Date”) (the “Amended TMLA”). For additional information, see “BCA Proposal—Related Agreements—Trademark License Agreement.”

Transition Services Agreements

The Merger Agreement contemplates that, at the Closing, TSC, LLC, Virgin Galactic, LLC (“VG, LLC”), Galactic Ventures LLC (“GV LLC”) and Virgin Orbit, LLC, a Delaware limited liability company (“VO, LLC”) will enter into the Transition Services Agreement (the “U.S. Transition Services Agreement”), pursuant to which the parties will establish a service schedule to control the provision of services among the parties, as GV LLC and VO, LLC on the one hand and TSC, LLC and VG, LLC on the other hand, will no longer be members of the same consolidated corporate group following the Business Combination. For additional information, see “BCA Proposal—Related Agreements—U.S. Transition Services Agreement.”

The Merger Agreement contemplates that, at the Closing, VGL and Virgin Management Limited (“VML”) will enter into the U.K. Transition Services Agreement (the “U.K. Transition Services Agreement” and, together with the U.S. Transition Services Agreement, the “Transition Services Agreements”), pursuant to which the parties will establish a service schedule to control the provision of certain services provided by VML to VGL. The proposed U.K. Transition Services Agreement is necessary in order for VGL to continue to operate its business on and after the Closing. For additional information, see “BCA Proposal—Related Agreements—U.K. Transition Services Agreement.”

Boeing Subscription Agreement

On October 7, 2019, SCH and an entity affiliated with The Boeing Company (“Boeing”) entered into a subscription agreement (the “Boeing Agreement”) pursuant to which Boeing has agreed to purchase $20.0 million of shares of common stock of VGH, Inc. immediately following the Closing, at a price per share equal to the dollar amount per share of common stock that a shareholder of SCH would receive upon the valid exercise of their right of redemption with respect to such share of common stock in connection with the Closing, which amount shall be calculated as of two business days prior to the Closing Date. For illustrative purposes, based on an assumed price of approximately $10.33 per share, which price is based on trust account figures as of June 30, 2019, Boeing would purchase 1,936,747 shares of VGH, Inc. common stock pursuant to the Boeing Agreement. In connection with the Boeing Agreement, VGH, Inc. will provide Boeing with a right to have a representative attend all meetings of the board of directors of VGH, Inc. and receive all materials provided to the board, subject to exceptions for VGH, Inc. to preserve attorney-client privilege, avoid disclosure of trade secrets or prevent material competitive harm. This right will expire on October 7, 2023, subject to automatic two-year renewals unless VGH, Inc. provides prior written notice, or such other time as when Boeing owns less than all of the shares of common stock purchased by it pursuant to the Boeing Agreement. The investment contemplated by the Boeing Agreement is contingent on the Business Combination, but the Business Combination is not contingent on the investment contemplated by the Boeing Agreement.

Ownership of VGH, Inc. following Business Combination

As of the date of this proxy statement/prospectus, there are 82,478,822 ordinary shares issued and outstanding, which includes the 17,250,000 founder shares held by the Sponsor and the 65,228,822 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 30,999,980 warrants, which includes the 8,000,000 private placement warrants held by the Sponsor and the 22,999,980 public warrants. Each whole warrant entitles the holder thereof to purchase one SCH Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of VGH, Inc. common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination) the SCH fully diluted share capital would be 113,478,822.

It is anticipated that, following the Business Combination (assuming consummation of the transactions contemplated by the Purchase Agreement), (1) SCH’s public shareholders are expected to own approximately 33.3% of the outstanding VGH, Inc. common stock, (2) Vieco US (without taking into account any public shares held by Vieco US equityholders prior to the consummation of the Business Combination) is expected to own approximately 52.5% of the outstanding VGH, Inc. common stock and (3) the Sponsor and related parties (including Mr. Palihapitiya) are expected to collectively own approximately 13.2% of the outstanding VGH, Inc. common stock. These percentages give effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating $10.33 per share (which price is based on trust account figures as of June 30, 2019), and assume (i) that no additional public shareholders exercise their redemption rights in connection with the Business Combination and (ii) that (x) VGH, Inc. issues 130,000,000 shares of VGH, Inc. common stock to Vieco US as the Aggregate Merger Consideration pursuant to the Merger Agreement, (y) VGH, Inc. repurchases 17,359,126 of such shares of VGH, Inc. common stock from Vieco US in the Repurchase pursuant to the Merger Agreement and (z) Vieco US elects under the Purchase Agreement to have Mr. Palihapitiya purchase 10,000,000 shares of VGH, Inc. common stock directly from Vieco US in a Secondary Purchase, in accordance with the terms and subject to the conditions of the Purchase Agreement. If the actual facts are different from these assumptions, the percentage ownership retained by SCH’s existing shareholders in VGH, Inc. (following the consummation of the Business Combination) will be different. Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The Director RSU Awards will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

The following table illustrates varying ownership levels in VGH, Inc. immediately following the consummation of the Business Combination based on the assumptions above, except for (i) varying levels of additional redemptions by the public shareholders and (ii) as a result of varying additional redemptions, the inclusion of the Repurchase, which cannot be exercised by Vieco US at the assumed additional redemption level.

	Share Ownership in VGH, Inc.
	Full Secondary Purchase Election, Repurchase Election		Full Secondary Purchase at Minimum Cash Condition ($400m in trust after deferred underwriting fee)
	No Additional Redemptions		Additional Redemptions(1)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Vieco US	102,640,874	52.5%	120,000,000	63.6%
SCH’s public shareholders	65,228,822	33.3%	41,073,581	21.8%
Sponsor & related parties (including Mr. Palihapitiya)(2)	25,750,000	13.2%	25,750,000	13.6%
Boeing(3)	1,936,747	1.0%	1,936,747	1.0%

Total(2)(3)	195,556,443	100.0%	188,760,328	100.0%

(1)

Assumes additional redemptions of 24,155,241 Class A public shares of SCH in connection with the Business Combination in order to satisfy the closing conditions contained in the Merger Agreement at approximately $10.33 per share based on trust account figures as of June 30, 2019.

(2)

Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The Director RSU Awards will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

(3)

Outstanding shares of VGH, Inc. common stock includes the assumed purchase by Boeing of $20.0 million of shares of common stock of VGH, Inc. pursuant to the Boeing Agreement at an assumed purchase price approximating $10.33 per share, based on trust account figures as of June 30, 2019. The actual number of shares purchased by Boeing will depend on the per share amount in the trust account as of two business days prior to the Closing Date, which per share amount will be the same amount that a shareholder of SCH would receive upon the valid exercise of their right of redemption with respect to such share of common stock in connection with the Closing.

Date, Time and Place of Extraordinary General Meeting of SCH’s Shareholders

The extraordinary general meeting of the shareholders of SCH will be held at                 , Eastern Time, on                 , 2019, at                  , to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

SCH shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on September 16, 2019, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. SCH warrants do not have voting rights. As of the close of business on the record date, there were 82,478,822 ordinary shares issued and outstanding, of which 65,228,822 were issued and outstanding public shares.

Quorum and Vote of SCH Shareholders

A quorum of SCH shareholders is necessary to hold a valid meeting. A quorum will be present at the SCH extraordinary general meeting if a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 41,239,412 ordinary shares would be required to achieve a quorum.

The Sponsor has agreed to vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:

(i)

BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iii)

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iv)

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(v)

Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vi)

Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vii)

Repurchase Proposal: The approval of the Repurchase Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(viii)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of SCH that VGH, Inc. redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), SCH’s transfer agent, that VGH, Inc. redeem all or a portion of your public shares for cash; and

(iii)	deliver your public shares to Continental, SCH’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                , 2019 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, SCH’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, SCH’s transfer agent, VGH, Inc. will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2019, this would have amounted to approximately $10.33 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of VGH, Inc. common stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of SCH—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither SCH shareholders nor SCH warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. SCH has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of SCH—Revoking Your Proxy.”

Interests of SCH’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of SCH’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and SCH’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of SCH shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

If SCH does not consummate a business combination by December 18, 2019 (or if such date is further extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 17,250,000 SCH Class B ordinary shares owned by the Sponsor would be worthless because following the redemption of the public shares, SCH would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the Sponsor if SCH fails to complete a business combination within the required period. The Sponsor purchased the SCH Class B ordinary shares prior to SCH’s initial public offering for approximately $0.0001 per share and certain of SCH’s directors and executive officers, including Chamath Palihapitiya and Ian Osborne, have an economic interest in such shares. The 15,750,000 shares of VGH, Inc. common stock that the Sponsor will hold following the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had aggregate market value of $172.3 million based upon the closing price of $10.94 per share of public share on the NYSE on October 7, 2019, the most recent practicable date prior to the date of this proxy statement/prospectus. Given such shares of VGH, Inc. common stock will be subject to certain restrictions, including those described above, SCH believes such shares have less value.

•

Chamath Palihapitiya, SCH’s Chief Executive Officer and Chairman of SCH’s board of directors, is expected to be the Chairperson of the board of directors of VGH, Inc. after the consummation of the Business Combination. As such, in the future, Mr. Palihapitiya will receive any cash fees, stock options, stock awards or other remuneration that VGH, Inc.’s board of directors determines to pay to him.

•

Adam Bain and James Ryans, current directors of SCH, are expected to be directors of VGH, Inc. after the consummation of the Business Combination (it is also anticipated that Dr. Ryans will serve as the chairperson of the audit committee of the Board). As such, in the future, Mr. Bain and Dr. Ryans will receive any cash fees, stock options, stock awards or other remuneration that VGH, Inc.’s board of directors determines to pay to them.

•

In connection with the execution of the Merger Agreement, the board of directors of SCH approved the grant of the Director RSU Awards to select members of the board of directors of SCH that, at the Closing, will vest and be converted into the right to receive an aggregate of 1,500,000 shares of VGH, Inc. common stock. The Director RSU Awards will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1st and December 31st of the year following the Closing. The grant and vesting of the Director RSU Awards are contingent upon, among other things, the consummation of the Business Combination, the approval of the 2019 Plan by SCH’s shareholders at the extraordinary general meeting and the continued service of the respective participants on the board of directors of SCH through the Closing Date.

•

SCH’s existing directors and officers will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Mergers and pursuant to the Merger Agreement.

•

In the event that SCH fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, SCH will be required to provide for payment of claims of creditors that were not waived that may be brought against SCH within the 10 years following such redemption. In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to SCH if and to the extent any claims by a third party (other than SCH’s independent auditors) for services rendered or products sold to SCH, or a prospective target business with which SCH has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of SCH’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•

A party related to our Sponsor and certain of our officers and directors has advanced funds to us for working capital purposes, including $0.8 million as of June 30, 2019. These outstanding advances have been documented in a promissory note, dated as of October 2, 2019 (the “Promissory Note”), issued by SCH to the Sponsor, pursuant to which SCH may borrow up to $3.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of December 18, 2019 and the date SCH consummates its initial business combination. If we do not complete our initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay such advances and any other working capital advances made to us, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to us, and such related party may not be able to recover the value it has loaned us and any other working capital advances it may make.

•

In connection with the Public Offering, the underwriters of the Public Offering agreed to reimburse the Company for amounts paid by the Company to Connaught (UK) Limited for financial advisory services in an amount equal to 10% of the discount paid to the underwriters, of which $1.0 million was paid at the closing of the Public Offering and up to $2.4 million will be payable at the time of the closing of the initial Business Combination. Connaught (UK) Limited is an affiliate of us, our Sponsor and certain of our officers and directors.

•

Following consummation of the Business Combination, the Sponsor, SCH’s officers and directors and their respective affiliates would be entitled to reimbursement for certain out-of-pocket expenses related to identifying, investigating and consummating an initial business combination or repayment of loans, if any, and on such terms as to be determined by SCH from time to time, made by the Sponsor or any of SCH’s officers or directors to finance transaction costs in connection with an intended initial business combination. However, if SCH fails to consummate a business combination within the required period, Sponsor and SCH’s officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement.

•

In connection with the Purchase Agreement, if Vieco US elects to have Mr. Palihapitiya purchase shares of VGH, Inc. common stock (i) in a Primary Purchase, Mr. Palihapitiya will be issued up to 10,000,000 newly issued shares of VGH, Inc. common stock (depending on the size of the Primary Purchase as elected by Vieco US) or (ii) in a Secondary Purchase, Mr. Palihapitiya will be purchasing up to 10,000,000 shares of VGH, Inc. common stock from Vieco US (depending on the size of the Secondary Purchase as elected by Vieco US), in each case, at a price of $10.00 per share. It is anticipated that, following the Business Combination, if Vieco US elects that Mr. Palihapitiya purchase the maximum number of shares in a Secondary Purchase (after giving effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating $10.33 per share (which price is based on trust account figures as of June 30, 2019)) and also assuming that (x) no additional public shareholders exercise their redemption rights in connection with the Business Combination assuming consummation of the transactions contemplated by the Purchase Agreement and (y) VGH, Inc. will repurchase 17,359,126 shares of VGH, Inc. common stock from Vieco US in a Repurchase pursuant to the Merger Agreement), the Sponsor and related parties (including Mr. Palihapitiya) are expected to collectively own approximately 13.2% of outstanding VGH, Inc. common stock. Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The restricted stock units will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

•

Pursuant to the Stockholders’ Agreement, Mr. Palihapitiya will have the right to designate two directors to the Board of VGH, Inc. and such directors may have the power collectively to withhold approval in respect of future transactions between VGH, Inc. and its subsidiaries, on the one hand and Vieco US or its affiliates, on the other.

•

Pursuant to the Registration Rights Agreement, the Sponsor, Mr. Palihapitiya and Vieco US will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of VGH, Inc. common stock and warrants held by such parties.

•

The Proposed Certificate of Incorporation will contain a provision that expressly elects not to be governed by Section 203 (Delaware’s “interested stockholder” statute) of the Delaware General Corporation Law.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or SCH’s securities, the Sponsor, Mr. Palihapitiya, Vieco US, the VG Companies or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Mr. Palihapitiya, Vieco US, the VG Companies or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the Repurchase Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) SCH’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. SCH will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Recommendation to Shareholders of SCH

SCH’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of SCH’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Repurchase Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures give effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating $10.33 per share (which price is based on trust account figures as of June 30, 2019), and assume (i) that no additional public shareholders exercise their redemption rights in connection with the Business Combination and (ii) that (x) VGH, Inc. issues 130,000,000 shares of VGH, Inc. common stock to Vieco US as the Aggregate Merger Consideration pursuant to the Merger Agreement, (y) VGH, Inc. repurchases 17,359,126 of such shares of VGH, Inc. common stock from Vieco US in the Repurchase pursuant to the Merger Agreement and (z) Vieco US elects under the Purchase Agreement to have Mr. Palihapitiya purchase 10,000,000 shares of VGH, Inc. common stock directly from Vieco US in a Secondary Purchase, in accordance with the terms and subject to the conditions of the Purchase Agreement. If the actual facts are different from these assumptions, the below figures will be different.

Sources of Funds (in millions)		Uses of Funds (in millions)
Existing cash in trust account(1)	$674	Cash on balance sheet	$452
Shares of VGH, Inc. issued to Vieco US(2)	1,026	Repurchase of shares issued to Vieco US	274
Shares of VGH, Inc. issued to Mr. Palihapitiya(3)	100	Shares of VGH, Inc. issued to Vieco US	1,026
		Transaction fees and expenses(4)	48

Total Sources(5)	$1,800	Total Uses(5)	$1,800

(1)

Calculated as of June 30, 2019, after giving effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating $10.33 per share (which price is based on trust account figures as of June 30, 2019).

(2)	Shares issued to Vieco US are at a deemed value of $10.00 per share; after giving effect to the Secondary Purchase and Repurchase.
(3)	After giving effect to the Secondary Purchase.
(4)	Includes deferred underwriting commission of $24.0 million and estimated transaction expenses.
(5)	Excludes the $20.0 million cash investment by Boeing in exchange for the issuance of new shares of VGH, Inc. common stock. The Business Combination is not contingent on the investment by Boeing.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of VGH, Inc. immediately following the Domestication will be the same as those of SCH immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, SCH has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on current shareholders of the VG Companies having a relative majority of the voting power of the combined entity, the operations of the VG Companies prior to the acquisition comprising the only ongoing operations of the combined entity, and senior management of the VG Companies comprising the majority of the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of the VG Companies with the acquisition being treated as the equivalent of the VG Companies issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Each of (x) the Business Combination and (y) the transactions contemplated by the Purchase Agreement are subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On July 23, 2019, SCH and the VG Companies filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. On August 9, 2019, both SCH and the VG Companies received notice that early termination had been granted.

At any time before or after consummation of the Business Combination (or the transactions contemplated by the Purchase Agreement), notwithstanding termination of the respective waiting periods under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination (or the transactions contemplated by the Purchase Agreement, as applicable), conditionally approving the Business Combination (or the transactions contemplated by the Purchase Agreement, as applicable) upon divestiture of VGH, Inc.’s assets, subjecting the completion of the Business Combination (or the transactions contemplated by the Purchase Agreement, as applicable) to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. SCH cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination (or the transactions contemplated by the Purchase Agreement, as applicable) on antitrust grounds, and, if such a challenge is made, SCH cannot assure you as to its result.

Although no approvals of the FAA are required prior to closing, the FAA may engage in a policy review with other U.S. Government agencies, with regard to foreign ownership in particular, to ensure the validity and continuation of all existing government licenses, registrations, permits, and pending applications post-closing.

None of SCH nor the VG Companies are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act and registration under ITAR. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

SCH is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in SCH’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. SCH has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, SCH, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of SCH’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of SCH’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. We currently anticipate that we will lose our “emerging growth company” status as of the end of the year ended December 31, 2019 based on our unaffiliated market capitalization as of June 30, 2019. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Risk Factors

In evaluating the proposals to be presented at the SCH extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

SELECTED HISTORICAL FINANCIAL INFORMATION OF SCH

SCH is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

SCH’s balance sheet data as of December 31, 2018 and 2017 and statement of operations data for the fiscal year ended December 31, 2018 and for the period from May 5, 2017 (inception) through December 31, 2017 are derived from SCH’s audited financial statements included elsewhere in this proxy statement/prospectus. SCH’s balance sheet data as of June 30, 2019 and statement of operations data for six months ended June 30, 2019 and 2018 are derived from SCH’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with SCH’s consolidated financial statements and related notes and “SCH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. SCH’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	Year Ended December 31, 2018	For the Period from May 5, 2017 (inception) through December 31, 2017
Statement of Operations Data:
Interest income	$8,554,415	$5,355,748	$12,579,571	$2,082,636

Operating costs	$2,797,205	$991,317	$1,343,909	$610,631
Net income	$5,487,188	$4,199,140	$10,965,012	$1,330,720
Basic and diluted net income/(loss) per ordinary share:	$(0.12)	$(0.04)	$(0.04)	$(0.04)

	Six Months Ended June 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Balance Sheet Data:
Total assets	$712,888,772	$704,757,773	$693,567,088
Total current liabilities	3,226,015	582,204	356,531
Deferred underwriting compensation	24,150,000	24,150,000	24,150,000

Total Liabilities	27,376,015	24,732,204	24,506,531

Working capital (deficit)	(2,871,908)	(74,703)	1,269,206
Class A ordinary shares subject to possible redemption, 65,889,081, 66,136,664 and 66,219,742 shares at redemption value as of June 30, 2019, December 31, 2018 and 2017, respectively	680,512,756	675,025,568	664,060,556
Total Shareholders’ Equity	5,000,001	5,000,001	5,000,001

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE VG COMPANIES

The VG Companies are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The VG Companies’ combined balance sheet data as of June 30, 2019 and combined statement of operations data for the six months ended June 30, 2019 and 2018 are derived from the VG Companies’ unaudited combined financial statements included elsewhere in this proxy statement/prospectus. The VG Companies’ combined balance sheet data and combined statement of operations data as of December 31, 2018 and 2017 are derived from the VG Companies’ audited combined financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with the VG Companies’ combined financial statements and related notes and “The VG Companies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. The VG Companies’ historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

The VG Companies’ historical combined financial statements include certain expenses of V10 and VO Holdings, Inc. that were allocated to the VG Companies for corporate-related and operating functions based on an allocation methodology that considers the VG Companies’ headcount, unless directly attributable to the business. General corporate overhead expense allocations include tax, accounting and auditing professional fees, and certain employee benefits. Operating expense allocations include use of machinery and equipment and other general administrative expense. The allocations may not, however, reflect the expense the VG Companies would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the VG Companies had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the Business Combination, VGH, Inc. will perform these functions using its own resources or purchased services.

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017
	(in thousands)
Combined Statement of Operations Data:
Revenue	$2,420	$1,176	$2,849	$1,754
Cost of revenue	1,284	319	1,201	488

Gross profit	1,136	857	1,648	1,266
Selling, general and administrative expenses	26,905	23,753	50,902	46,886
Research and development expenses	61,591	58,515	117,932	93,085

Operating loss	(87,360)	(81,411)	(167,186)	(138,705)
Interest income	750	180	633	241
Interest expense	2	6	10	21
Other income	37	28,079	28,571	453

Loss before income taxes	(86,575)	(53,158)	(137,992)	(138,032)
Income tax expense	86	80	147	155

Net loss	$(86,661)	$(53,238)	$(138,139)	$(138,187)

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017
	(in thousands)
Combined Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(88,872)	$(55,257)	$(145,703)	$(136,675)
Investing activities	(8,300)	(3,746)	(10,590)	(5,597)
Financing activities.	101,128	59,298	156,595	137,870

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
	(in thousands)
Combined Statement of Balance Sheet Data:
Total assets	$170,004	$156,039	$134,391
Total current liabilities	106,040	106,322	102,563
Total liabilities	113,952	114,480	111,324
Working capital	19,803	12,775	832
Net parent investment	55,991	41,477	22,933
Total equity	56,052	41,559	23,067

SELECTED UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet as of June 30, 2019 combines the unaudited condensed balance sheet of SCH as of June 30, 2019 with the unaudited condensed combined balance sheet of the VG Companies as of June 30, 2019, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2019 combines the unaudited condensed statement of operations of SCH for the six months ended June 30, 2019 with the unaudited condensed combined statement of operations of the VG Companies for the six months ended June 30, 2019. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 combines the audited statement of operations of SCH for the year ended December 31, 2018 with the audited combined statement of operations of the VG Companies for the year ended December 31, 2018.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•

The historical unaudited condensed financial statements of SCH as of and for the six months ended June 30, 2019 and the historical audited financial statements of SCH as of and for the year ended December 31, 2018; and

•

The historical unaudited condensed combined financial statements of the VG Companies as of and for the six months ended June 30, 2019 and the historical audited combined financial statements of the VG Companies as of and for the year ended December 31, 2018.

The foregoing historical financial statements have been prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information should also be read together with “SCH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The VG Companies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

The historical financial information has been adjusted to give pro forma effect to events that are (i) related and/or directly attributable to the Business Combination, (ii) factually supportable, and (iii) with respect to the pro forma statement of operations, are expected to have a continuing impact on the results of the combined entity. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. SCH and the VG Companies have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

After giving effect to the redemption of 3,771,178 Class A public shares of SCH in connection with the Extension Amendment, at an assumed redemption price approximating $10.33 per share based on the trust account figures as of June 30, 2019, the unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of additional redemptions of SCH Class A public shares into cash:

•	Assuming No Additional Redemptions. This presentation assumes:

•	No additional Class A shareholders of SCH exercise their redemption rights with respect to their redeemable Class A public shares upon consummation of the Business Combination.

•

Vieco US elects for VGH, Inc. to repurchase 17,359,126 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash. The assumed Repurchase is derived from the remaining $173.6 million cash available for the Repurchase in excess of the $500.0 million balance required to be held by VGH, Inc. in cash and cash equivalents subsequent to the Repurchase.

•

Vieco US elects for Mr. Palihapitiya to purchase 10,000,000 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash, exercising the Secondary Purchase in full with no Reinvestment. The Secondary Purchase has no impact to the cash and cash equivalents balance or total shares of VGH, Inc. common stock outstanding as presented in the unaudited pro forma condensed combined financial information. The Primary Purchase cannot be exercised by Vieco US as a result of the exercise of the Secondary Purchase in full.

•	Assuming Additional Redemptions. This presentation assumes:

•

The additional redemption of 24,155,241 Class A public shares of SCH, which is derived from the number of additional shares that could be redeemed in connection with the Business Combination at an assumed redemption price approximating $10.33 per share based on the trust account figures as of June 30, 2019 in order for the trust account to meet the Minimum Cash Condition of $400.0 million and payments to settle the $24.2 million of deferred underwriting commissions and before giving effect to the payment for estimated transaction costs of $24.0 million incurred in connection with the Business Combination. The Repurchase cannot be exercised by Vieco US as a result of this level of redemption.

•

Vieco US elects for Mr. Palihapitiya to purchase 10,000,000 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash, exercising the Secondary Purchase in full with no Reinvestment. The Secondary Purchase has no impact to the cash and cash equivalents balance or total shares of VGH, Inc. common stock outstanding as presented in the unaudited pro forma condensed combined financial information. The Primary Purchase cannot be exercised by Vieco US as a result of the exercise of the Secondary Purchase in full.

Assuming no additional redemptions of any Class A public shares of SCH in connection with the Business Combination, Vieco US will hold 102,640,874 shares of VGH, Inc. common stock immediately after the Closing, which approximates a 52.5% ownership level. Assuming additional redemptions of 24,155,241 Class A public shares of SCH in connection with the Closing, Vieco US will hold 120,000,000 shares of VGH, Inc. common stock immediately after the Business Combination, which approximates a 63.6% ownership level.

	No Additional Redemptions		Additional Redemptions
Shareholder	No. of Shares	% Ownership	No. of Shares	% Ownership
Vieco US	102,640,874	52.5%	120,000,000	63.6%
SCH’s public shareholders	65,228,822	33.3%	41,073,581	21.8%
Sponsor & related parties (including Mr. Palihapitiya)(1)	25,750,000	13.2%	25,750,000	13.6%
Boeing(2)	1,936,747	1.0%	1,936,747	1.0%

Total(1)(2)	195,556,443	100.0%	188,760,328	100.0%

(1)

Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The Director RSU Awards will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

(2)

Outstanding shares of VGH, Inc. common stock includes the assumed purchase by Boeing of $20.0 million of shares of common stock of VGH, Inc. pursuant to the Boeing Agreement at an assumed purchase price approximating $10.33 per share, based on trust account figures as of June 30, 2019. The actual number of shares purchased by Boeing will depend on the per share amount in the trust account as of two business days prior to the Closing Date, which per share amount will be the same amount that a shareholder of SCH would receive upon the valid exercise of their right of redemption with respect to such share of common stock in connection with the Closing.

The two alternative levels of additional redemptions assumed in the unaudited pro forma condensed combined balance sheet and statement of operations are based on the assumption that there are no adjustments for the outstanding public or private placement warrants issued by SCH as such securities are not exercisable until 30 days after the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

Selected Unaudited Pro Forma Financial Information

	SCH	The VG Companies (1)	Pro Forma Combined (No Additional Redemptions)	Pro Forma Combined (Additional Redemptions)
	(in thousands except per share amounts)
Statement of Operations Data—Six Months Ended June 30, 2019
Revenues	$—	$2,420	$2,420	$2,420
Operating expenses	2,797	89,780	93,067	93,067
Operating loss	(2,797)	(87,360)	(90,647)	(90,647)
Net income (loss)	5,487	(86,661)	(89,948)	(89,948)
Earnings (loss) per share—basic and diluted(2)	(0.12)		(0.46)	(0.47)
Statement of Operations Data—Year Ended December 31, 2018
Revenues	—	2,849	2,849	2,849
Operating expenses	1,344	170,035	172,359	172,359
Operating loss	(1,344)	(167,186)	(169,510)	(169,510)
Net income (loss)	10,965	(138,139)	(140,463)	(140,463)
Earnings (loss) per share—basic and diluted(2)(3)	(0.04)		(0.71)	(0.74)
Balance Sheet Data—As of June 30, 2019
Total current assets	354	125,843	588,101	512,251
Total assets	712,889	170,004	631,045	555,195
Total current liabilities	3,226	106,040	108,049	108,049
Total liabilities	27,376	113,952	115,961	115,961
Total equity	5,000	56,052	515,084	439,234

(1)

Historical financial information of the VG Companies does not include earnings per share or share capital as it has been prepared on a combined basis of presentation. Please refer to Note 1 in the combined financial statements of the VG Companies included elsewhere in this proxy statement/prospectus.

(2)

The unaudited pro forma share amounts included in the weighted average shares outstanding used in basic and diluted loss per share includes vested and unsettled RSU awards, including the 1,500,000 shares of common stock underlying the Director RSU Awards that will be fully vested upon the Closing, but which will not be settled until the year after the Closing.

(3)	The unaudited pro forma basic and diluted loss per share excludes the non-recurring $15.7 million stock-based compensation expense associated with the Director RSU Awards.

COMPARATIVE PER SHARE DATA

The following table sets forth:

•	Historical per share information of SCH for the six months ended June 30, 2019; and

•

Unaudited pro forma per share information of the combined entity for the six months ended June 30, 2019 after giving effect to the Business Combination, including the redemption of 3,771,178 Class A ordinary shares of SCH in connection with the Extension Amendment, at an assumed redemption price approximating $10.33 per share based on the trust account figures as of June 30, 2019, and assuming two additional redemption scenarios as follows:

•	Assuming No Additional Redemptions. This presentation assumes:

•	No additional Class A shareholders of SCH exercise their redemption rights with respect to their redeemable Class A public shares upon consummation of the Business Combination.

•

Vieco US elects for VGH, Inc. to repurchase 17,359,126 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash. The assumed Repurchase is derived from the remaining $173.6 million cash available for the Repurchase in excess of the $500.0 million balance required to be held by VGH, Inc. in cash and cash equivalents subsequent to the Repurchase.

•

Vieco US elects for Mr. Palihapitiya to purchase 10,000,000 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash, exercising the Secondary Purchase in full with no Reinvestment. The Secondary Purchase has no impact to the cash and cash equivalents balance or total shares of VGH, Inc. common stock outstanding as presented in the unaudited pro forma condensed combined financial information. The Primary Purchase cannot be exercised by Vieco US as a result of the exercise of the Secondary Purchase in full.

•	Assuming Additional Redemptions. This presentation assumes:

•

The additional redemption of 24,155,241 Class A public shares of SCH, which is derived from the number of additional shares that could be redeemed in connection with the Business Combination at an assumed redemption price approximating $10.33 per share based on the trust account figures as of June 30, 2019 in order for the trust account to meet the Minimum Cash Condition of $400.0 million and payments to settle the $24.2 million of deferred underwriting commissions and before giving effect to the payment for estimated transaction costs of $24.0 million incurred in connection with the Business Combination. The Repurchase cannot be exercised by Vieco US as a result of this level of redemption.

•

Vieco US elects for Mr. Palihapitiya to purchase 10,000,000 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash, exercising the Secondary Purchase in full with no Reinvestment. The Secondary Purchase has no impact to the cash and cash equivalents balance or total shares of VGH, Inc. common stock outstanding as presented in the unaudited pro forma condensed combined financial information. The Primary Purchase cannot be exercised by Vieco US as a result of the exercise of the Secondary Purchase in full.

Net loss per share information reflects the Business Combination contemplated by the Merger Agreement as if it had occurred on January 1, 2018.

The following table is also based on the assumption that there are no adjustments for the outstanding public or private placement warrants issued by SCH as such securities are not exercisable until 30 days after the Closing.

The historical information should be read in conjunction with “Selected Historical Financial Information of The VG Companies,” “Selected Historical Financial Information of SCH,” “The VG Companies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “SCH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus and the audited historical financial statements and the related notes of the VG Companies and SCH contained elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined net income per share information below does not purport to represent what the actual results of operations of VGH, Inc. would have been had the Business Combination been completed or to project VGH, Inc.’s results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the book value of VGH, Inc. would have been had the Business Combination been completed nor the book value per share for any future date or period.

	SCH	The VG Companies	Pro Forma Combined (No Additional Redemptions)	Pro Forma Combined (Additional Redemptions)
	(in thousands except share and per share amounts)
Six Months Ended June 30, 2019
Net income (loss)	$5,487	$(86,661)	$(89,948)	$(89,948)
Equity or stockholders’ equity at June 30, 2019	$5,000	$56,052	$515,084	$439,234
Weighted average shares outstanding—basic and diluted(1)(2)	20,111,365		197,096,165	190,300,050
Basic and diluted net income (loss) per share(2)	$(0.12)		$(0.46)	$(0.47)
Stockholders’ equity per share—basic and diluted—at June 30, 2019	$0.25		$2.61	$2.31
Year Ended December 31, 2018
Net income (loss)	$10,965	(138,139)	$(140,463)	$(140,463)
Weighted average shares outstanding—basic and diluted(1)(2)	20,080,848		197,056,443	190,260,328
Basic and diluted net income (loss) per share(3)(4)	$(0.04)		$(0.71)	$(0.74)

(1)

SCH’s historical weighted average shares outstanding—basic and diluted excludes an aggregate of up to 65,899,081 and 66,136,664 shares subject to redemption at June 30, 2019 and December 31, 2018, respectively.

(2)

The unaudited pro forma share amounts included in the weighted average shares outstanding used in basic and diluted loss per share includes vested and unsettled RSU awards, including the 1,500,000 shares of common stock underlying the Director RSU Awards that will be fully vested upon the Closing, but which will not be settled until the year after the Closing.

(3)

SCH’s historical net loss per ordinary share—basic and diluted excludes income attributable to ordinary shares subject to redemption of $7,912,424 and $11,798,101 for the six months ended June 30, 2019, and for the year ended December 31, 2018, respectively.

(4)	The unaudited pro forma basic and diluted loss per share excludes the non-recurring $15.7 million stock-based compensation expense associated with the Director RSU Awards.

MARKET PRICE AND DIVIDEND INFORMATION

SCH units, Class A ordinary shares and public warrants are currently listed on the New York Stock Exchange under the symbols “IPOA.U” and “IPOA” and “IPOA.WS,” respectively.

The most recent closing price of the units, common stock and redeemable warrants as of July 8, 2019, the last trading day before announcement of the execution of the Merger Agreement, was $10.83, $10.43 and $1.27, respectively. As of September 16, 2019, the record date for the extraordinary general meeting, the most recent closing price for each unit, common stock and redeemable warrant was $11.01, $10.47 and $1.77, respectively.

Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of SCH’s securities could vary at any time before the Business Combination.

Holders

As of September 23, 2019, there was one holder of record of SCH’s Class A ordinary shares, one holder of record of SCH’s Class B ordinary shares, one holder of record of SCH units and two holders of SCH warrants. See “Beneficial Ownership of Securities.”

Dividend Policy

SCH has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of VGH, Inc. subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of VGH, Inc.’s board of directors. SCH’s board of directors is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that VGH, Inc.’s board of directors will declare any dividends in the foreseeable future. Further, the ability of VGH, Inc. to declare dividends may be limited by the terms of financing or other agreements entered into by VGH, Inc. or its subsidiaries from time to time.

Price Range of The VG Companies’ Securities

Historical market price information regarding the VG Companies is not provided because there is no public market for the VG Companies’ securities. For information regarding the VG Companies’ liquidity and capital resources, see “The VG Companies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

RISK FACTORS

SCH shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Risks Related to VGH, Inc.’s Business

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of the VG Companies and their subsidiaries prior to the consummation of the Business Combination, which will be the business of VGH, Inc. and its subsidiaries following the consummation of the Business Combination.

We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability.

We have incurred significant losses since inception. We incurred net losses of $86.7 million, $138.1 million and $138.2 million for the six months ended June 30, 2019 and the years ended December 31, 2018 and 2017, respectively. While we have generated limited revenue from flying payloads into space, we have not yet started commercial human spaceflight operations, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our operating expenses to increase over the next several years as we move towards commercial launch of our human spaceflight operations, continue to attempt to streamline our manufacturing process, increase our flight cadence, hire more employees and continue research and development efforts relating to new products and technologies. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

The success of our business will be highly dependent on our ability to effectively market and sell human spaceflights.

We have generated only limited revenue from spaceflight, and we expect that our success will be highly dependent, especially in the foreseeable future, on our ability to effectively market and sell human spaceflight experiences. We have limited experience in marketing and selling human spaceflights, which we refer to as our astronaut experience, and if we are unable to utilize our current sales organization effectively, or to expand our sales organization as needed, in order to adequately target and engage our potential customers, our business may be adversely affected. To date, we have primarily sold the reservations for our astronaut experience to customers through direct sales and have sold a limited number of seats each year. Since 2014, we have not been actively selling our astronaut experience. Our success depends, in part, on our ability to attract new customers in a cost-effective manner. While we had a backlog of 603 customers as of June 30, 2019, and have received over 3,000 inbound inquiries since December 2018, we expect that we will need to make significant investments in order to attract new customers. Our sales growth is dependent upon our ability to implement strategic initiatives and these initiatives may not be effective in generating sales growth. In addition, marketing campaigns, which we have not historically utilized, can be expensive and may not result in the acquisition of customers in a cost-effective manner, if at all. Further, as our brand becomes more widely known, future marketing campaigns or brand content may not attract new customers at the same rate as past campaigns or brand content. If we are unable to attract new customers, our business, financial condition and results of operations will be harmed.

The market for commercial human spaceflight has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for commercial human spaceflight has not been established with precision and is still emerging. Our estimates for the total addressable market for commercial human spaceflight are based on a number of internal and third-party estimates, including our current backlog, the number of consumers who have expressed interest in our astronaut experience, assumed prices at which we can offer our astronaut experience, assumed flight cadence, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our astronaut experience, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

We anticipate commencing commercial spaceflight operations with a single spaceflight system, which has yet to complete flight testing. Any delay in completing the flight test program and the final development of our existing spaceflight system would adversely impact our business, financial condition and results of operations.

We expect to commence commercial operations with a single spaceflight system. While we have already been issued our commercial launch license, we must clear a final set of provisos related to the analysis of test flight data before we fly commercial passengers using our spaceflight system. Following each flight test we undertake, we analyze the resulting data and determine whether additional changes to the spaceflight system are required. Historically, changes have been required and implementing those changes has resulted in additional delay and expense. For example, an unanticipated in-flight incident involving an earlier model of SpaceShipTwo manufactured and operated by a third-party contractor, led to the loss of that spaceship and significant delays in the planned launch of our spaceflight system as we addressed design and safety concerns, including with applicable regulators. If issues like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with manufacturing improvements or design and safety, the anticipated launch of our commercial human spaceflight operations could be delayed.

Any inability to operate our spaceflight system after commercial launch at our anticipated flight rate could adversely impact our business, financial condition and results operations.

Even if we complete development and commence commercial human spaceflight operations, we will be dependent on a single spaceflight system. To be successful, we will need to maintain a sufficient flight rate, which will be negatively impacted if we are not able to operate that system for any reason. We may be unable to operate our current spaceflight system at our anticipated flight rate for a number of reasons, including, but not limited to, unexpected weather patterns, maintenance issues, pilot error, design and engineering flaws, natural disasters, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule flights. In the event we need to replace any components or hardware of our spaceflight system, there are limited numbers of replacement parts available, some of which have significant lead time associated with procurement or manufacture, so any unplanned failures could result in reduced numbers of flights and significant delays to our planned growth.

Our ability to grow our business depends on the successful development of our spaceflight systems and related technology, which is subject to many uncertainties, some of which are beyond our control.

Our current primary research and development objectives focus on the development of our existing and any additional spaceflight systems and related technology. If we do not complete this development in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development of our spaceflight systems and related technology involves many uncertainties, some of which are beyond our control, including:

•	timing in finalizing spaceflight systems design and specifications;

•	successful completion of flight test programs, including flight safety tests;

•	our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•	performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

•	performance of a limited number of suppliers for certain raw materials and supplied components;

•	performance of our third-party contractors that support our research and development activities;

•	our ability to maintain rights from third parties for intellectual properties critical to our research and development activities; and

•	our ability to continue funding and maintain our current research and development activities.

Unsatisfactory safety performance of our spaceflight systems could have a material adverse effect on our business, financial condition and results of operation.

We manufacture and operate highly sophisticated spaceflight systems and offer a specialized astronaut experience that depends on complex technology. While we have built operational processes to ensure that the design, manufacture, performance and servicing of our spaceflight systems meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, pilot error, cyber-attacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues with our spaceflight systems or customer safety could result in delaying or cancelling planned flights, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property or medical complications could have a material adverse effect on our business, financial condition and results of operation.

We may not be able to convert our orders in backlog or inbound inquiries about flight reservations into revenue.

As of June 30, 2019, our backlog represents orders from 603 customers for which we have not yet recognized revenue. While many of these orders were accompanied by a significant deposit, the deposits are largely refundable and the reservations may be cancelled under certain circumstances without penalty. As a result, we may not receive revenue from these orders, and any order backlog we report may not be indicative of our future revenue. Additionally, we have received over 3,000 inbound inquiries about flight reservations since SpaceShipTwo’s first spaceflight in December 2018, but those inquiries have not been accompanied by any deposits, and we may not be able to convert those inquiries into reservations and revenue.

Many events may cause a delay in our ability to fulfill reservations or cause planned spaceflights to not be completed at all, some of which may be out of our control, including unexpected weather patterns, maintenance issues, natural disasters, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule flights. If we delay spaceflights or if customers reconsider their astronaut experience, those customers may seek to cancel their planned spaceflight, and may obtain a full or partial refund.

We have not yet tested flights at our anticipated full passenger capacity of our spaceship.

To date, only one of our test flights included a crew member that was not a pilot. The success of our human spaceflight operations will depend on our achieving and maintaining a sufficient level of passenger capacity on our spaceflights. We have not yet tested flights with a full cabin and it is possible that the number of passengers per flight may not meet our expectations for a number of factors, including maximization of the passenger experience and satisfaction. Any decrease from our assumptions in the number of passengers per flight could adversely impact our ability to generate revenue at the rate we anticipate.

Any delays in the development and manufacture of additional spaceflight systems and related technology may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, launch, production, delivery and servicing ramp of new spaceflight systems and related technology. If delays like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the ramp of our spaceflight system or delays in increasing production further.

If we encounter difficulties in scaling our delivery or servicing capabilities, if we fail to develop and successfully commercialize spaceflight technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer.

The success of our business depends in part on effectively managing and maintaining our existing spaceflight system, manufacturing more spaceflight systems, operating a sufficient number of spaceflights to meet customer demand and providing customers with an astronaut experience that meets or exceeds their expectations. If for any reason we are unable to manufacture new spaceflight systems or are unable to schedule spaceflights as planned, this could have a material adverse effect on our business, financial condition and results of operations. If our current or future spaceflight systems do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays. In addition, any delay in manufacturing new spacecraft as planned could cause us to operate our existing spaceflight system more frequently than planned and in such a manner that may increase maintenance costs. Further, flight operations within restricted airspace require advance scheduling and coordination with government range owners and other users, and any high priority national defense assets will have priority in the use of these resources, which may impact our cadence of spaceflight operations or could result in cancellations or rescheduling. Any operational or manufacturing delays or other unplanned changes to our ability to operate spaceflights could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply, and manufacturing and distribution functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of spacecraft as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations or partners for the manufacture and operation of our spaceflight systems.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of pilots and employees, finding manufacturing capacity to produce our spaceflight systems and related equipment, and delays in production and spaceflights. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our fleet of spacecraft and increase our presence around the globe, we expect to incur substantial expenses as we continue to attempt to streamline our manufacturing process, increase our flight cadence, hire more employees, and continue research and development efforts relating to new products and technologies and expand internationally. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences and economic conditions that affect demand for our spaceflights.

Because our business is currently concentrated on a single, discretionary product category, commercial human spaceflight, we are vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our potential customers may choose not to make discretionary purchases or may reduce overall spending on discretionary purchases, which may include not scheduling spaceflight experiences or cancelling existing reservations for spaceflight experiences. There could be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased consumer confidence, decreased discretionary spending and reduced consumer demand for spaceflight experiences. Moreover, future shifts in consumer spending away from our spaceflight experience for any reason, including decreased consumer confidence, adverse economic conditions or heightened competition, could have a material adverse effect on our business, financial condition and results of operations. If such business and economic conditions are experienced in future periods, this could reduce our sales and adversely affect our profitability, as demand for discretionary purchases may diminish during economic downturns, which could have a material adverse effect on our business, financial condition and results of operations.

Adverse publicity stemming from any incident involving us or our competitors, or an incident involving a commercial airline or other air travel provider, could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people or our brand. If our personnel or one of our spaceflight systems, or the personnel or spacecraft of one of our competitors or the personnel or aircraft of a commercial airline or governmental agency, were to be involved in a public incident, accident or catastrophe this could create an adverse public perception of spaceflight and result in decreased customer demand for spaceflight experiences, which could cause a material adverse effect on our business, financial conditions and results of operations. Further, if our personnel or our spaceflight systems were to be involved in a public incident, accident or catastrophe, we could be exposed to significant reputational harm or potential legal liability. Any reputational harm to our business could cause customers with existing reservations to cancel their spaceflights and could significantly impact our ability to make future sales. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from an incident or accident.

Due to the inherent risks associated with commercial spaceflight, there is the possibility that any accident or catastrophe could lead to the loss of human life or a medical emergency.

Human spaceflight is an inherently risky activity that can lead to accidents or catastrophes impacting human life. For example, on October 31, 2014, VSS Enterprise, an earlier model of SpaceShipTwo manufactured and operated by a third-party contractor, had an accident during a rocket-powered test flight. The pilot was seriously injured, the co-pilot was fatally injured and the vehicle was destroyed. As part of its 2015 accident investigation report, the National Transportation Safety Board (the “NTSB”) determined that the probable cause of the accident related to the failure by a third-party contractor to consider and protect against the possibility that a single human error could result in a catastrophic hazard to the vehicle. After the accident, we assumed responsibility for the completion of the flight test program and submitted a report to the NTSB that listed the actions we were taking for reducing the likelihood and effect of human error. This included modification of the feather lock control mechanism to add automatic inhibits that would prevent inadvertent operation during safety critical periods of flight. We have implemented and repeatedly demonstrated the efficacy of these actions, including implementing more rigorous protocols and procedures for safety-critical aircrew actions, requiring additional training for pilots that focuses on response protocols for safety critical actions, and eliminating certain single-point human performance actions that could potentially lead to similar accidents. We believe the steps we have taken are sufficient to address the issues noted in the NTSB’s report; however, it is impossible to completely eliminate the potential for human error, and there is a possibility that other accidents may occur in the future as a result of human error or for a variety of other reasons, some of which may be out of our control. Any such accident could result in substantial losses to us, including reputational harm and legal liability, and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

Since our inception, we have financed our operations and capital expenditures primarily through cash flows financed by V10. In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Certain future operational facilities may require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service needed by the spaceflight operation, and the ongoing need to maintain existing operational facilities requires us to expend capital.

As part of our growth strategy, we may utilize additional spaceports outside the United States. Construction of a spaceport or other facilities in which we conduct our operations may require significant capital expenditures to develop, and in the future we may be required to make similar expenditures to expand, improve or construct adequate facilities for our spaceflight operations. While Spaceport America was funded by the State of New Mexico and we intend to pursue similar arrangements in the future, we cannot assure that such arrangements will be available to us on terms similar to those we have with the State of New Mexico or at all. If we cannot secure such an arrangement, we would need to use cash flows from operations or raise additional capital in order to construct additional spaceports or facilities. In addition, as Spaceport America and any other facilities we may utilize mature, our business will require capital expenditures for the maintenance, renovation and improvement of such existing locations to remain competitive and maintain the value of our brand standard. This creates an ongoing need for capital, and, to the extent we cannot fund capital expenditures from cash flows from operations, we will need to borrow or otherwise obtain funds. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures. If the costs of funding new locations or renovations or enhancements at existing locations exceed budgeted amounts or the time for building or renovation is longer than anticipated, our business, financial condition and results of operations could be materially adversely affected.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

Our ability to produce our current and future spaceflight systems and other components of operation is dependent upon sufficient availability of raw materials and supplied components, such as nitrous oxide, valves, tanks, special alloys, helium and carbon fiber, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components, on favorable terms or at all, which could result in delays in manufacture of our spacecraft or increased costs. For example, there are only a few nitrous oxide plants around the world and if one or more of these plants were to experience a slowdown in operations or to shutdown entirely, we may need to qualify new suppliers or pay higher prices to maintain the supply of nitrous oxide needed for our operations.

In addition, we have in the past and may in the future experience delays in manufacture or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by ITAR and other restrictions on transfer of sensitive technologies. Additionally, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled spaceflights, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Our spaceflight systems and related equipment may have shorter useful lives than we anticipate.

Our growth strategy depends in part on the continued operation of our current spaceflight system and related equipment, as well as the manufacture of other spaceflight systems in the future. Each spaceflight system has a limited useful life, which is driven by the number of cycles that the system undertakes. While the vehicle is designed for a certain number of cycles, known as the design life, there can be no assurance as to the actual operational life of a spaceflight system or that the operational life of individual components will be consistent with its design life. A number of factors impact the useful lives of the spaceflight systems, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, the actual combined environment experienced compared to the assumed combined environment for which the spaceflight systems were designed and tested and the occurrence of any anomaly or series of anomalies or other risks affecting the spaceflight systems during launch, flight and reentry. In addition, we are continually learning, and as our engineering and manufacturing expertise and efficiency increases, we aim to leverage this learning to be able to manufacture our spaceflight systems and related equipment using less of our currently installed equipment, which could render our existing inventory obsolete. Any continued improvements in spaceflight technology may make obsolete our existing spaceflight systems or any component of our spacecraft prior to the end of its life. If the spaceflight systems and related equipment have shorter useful lives than we currently anticipate, this may lead to greater maintenance costs than previously anticipated such that the cost to maintain the spacecraft and related equipment may exceed their value, which would have a material adverse effect on our business, financial condition and results of operations.

Failure of third-party contractors could adversely affect our business.

We are dependent on various third-party contractors to develop and provide critical technology, systems and components required for our spaceflight system. For example, each spaceflight currently requires replenishment of certain components of our RocketMotorTwo propulsion system that we obtain from third-party contractors. Should we experience complications with any of these components, which are critical to the operation of our spacecraft, we may need to delay or cancel scheduled spaceflights. We face the risk that any of our contractors may not fulfill their contracts and deliver their products or services on a timely basis, or at all. We have experienced, and may in the future experience, operational complications with our contractors. The ability of our contractors to effectively satisfy our requirements could also be impacted by such contractors’ financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster or other events. The failure of any contractors to perform to our expectations could result in shortages of certain manufacturing or operational components for our spacecraft or delays in spaceflights and harm our business. Our reliance on contractors and inability to fully control any operational difficulties with our third-party contractors could have a material adverse effect on our business, financial condition and results of operations.

We expect to face intense competition in the commercial spaceflight industry and other industries in which we may develop products.

The commercial spaceflight industry is still developing and evolving, but we expect it to be highly competitive. Currently, our primary competitor in establishing a commercial suborbital spaceflight offering is Blue Origin, a privately funded company founded in 2000. In addition, we are aware of several large, well-funded, public and private entities actively engaged in developing products within the aerospace industry, including SpaceX and Boeing. While these companies are currently focused on providing orbital spaceflight transportation to government agencies, a fundamentally different product from ours, we cannot assure you that one or more of these companies will not shift their focus to include suborbital spaceflight and directly compete with us in the future.

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

We believe our ability to compete successfully as a commercial provider of human spaceflight does and will depend on a number of factors, which may change in the future due to increased competition, including the price of our offerings, consumer confidence in the safety of our offerings, consumer satisfaction for the experiences we offer, and the frequency and availability of our offerings. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

We may in the future invest significant resources in developing new offerings and exploring the application of our proprietary technologies for other uses and those opportunities may never materialize.

While our primary focus for the foreseeable future will be on commercializing human spaceflight, we may invest significant resources in developing new technologies, services, products and offerings. However, we may not realize the expected benefits of these investments. In addition, we expect to explore the application of our proprietary technologies for other commercial and government uses, including, among other things, supersonic and hypersonic point-to-point travel. These anticipated technologies, however, are unproven and these products or technologies may never materialize or be commercialized in a way that would allow us to generate ancillary revenue streams. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition from our competitors within the commercial spaceflight industry, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. Further, under the terms of the Amended TMLA, our ability to operationalize some of the technologies may be dependent upon the consent of VEL. Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition and results of operations.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks that we may not be able to anticipate. There can be no assurance that consumer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations, and would divert capital and other resources from our more established offerings and technologies. Even if we were to be successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings or technologies.

The “Virgin” brand is not under our control, and negative publicity related to the Virgin brand name could materially adversely affect our business.

We believe the “Virgin” brand, which is integral to our corporate identity, represents quality, innovation, creativity, fun, a sense of competitive challenge and employee-friendliness. As part of the Business Combination, we will enter into the Amended TMLA with VEL, an entity affiliated with the Virgin Group, pursuant to which we will obtain rights to use the Virgin brand. For more information on the terms of the Amended TMLA, please refer to the section of this proxy statement/prospectus titled “Information about the VG Companies—Intellectual Property—Virgin Trademark and License Agreement.” We expect to rely on the general goodwill of consumers and our pilots and employees towards the Virgin brand as part of our internal corporate culture and external marketing strategy. The Virgin brand is also licensed to and used by a number of other companies unrelated to us and in a variety of industries, and the integrity and strength of the Virgin brand will depend in large part on the efforts and the licensor and any other licensees of the Virgin brand and how the brand is used, promoted and protected by them, which will be outside of our control. Consequently, any adverse publicity in relation to the Virgin brand name or its principals, or in relation to another Virgin-branded company over which we have no control or influence, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain methodologies, practices, tools, technologies and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in our spaceflight systems and related technologies. To date, we have relied primarily on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants and other relevant persons and other measures to protect our intellectual property, and intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours.

Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into non-disclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with our customers, consultants and other parties with whom we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

We rely on licenses from third parties for intellectual property that is critical to our business, and we would lose the rights to use such intellectual property if those agreements were terminated or not renewed.

We rely on licenses from third parties for certain intellectual property that is critical to our branding and corporate identity, as well as the technology used in our spacecraft. Termination of our current or future license agreements could cause us to have to negotiate new or restated agreements with less favorable terms or cause us to lose our rights under the original agreements.

In the case of our branding, we will not own the Virgin brand or any other Virgin-related assets, as we will license the right to use the Virgin brand pursuant to the Amended TMLA. VEL controls the Virgin brand, and the integrity and strength of the Virgin brand will depend in large part on the efforts and businesses of VEL and the other licensees of the Virgin brand and how the brand is used, promoted and protected by them, which will be outside of our control. For example, negative publicity or events affecting or occurring at VEL or other entities who use the Virgin brand, including transportation companies and/or other entities unrelated to us that presently or in the future may license the Virgin brand, may negatively impact the public’s perception of us, which may have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.

In addition, the license to the Virgin brand granted to us under the Amended TMLA will expire in no later than forty-five years under the terms of the agreement and there is no guarantee that we will renew or replace the Amended TMLA on commercially reasonable terms or at all. In addition, there are certain circumstances under which the Amended TMLA may be terminated in its entirety, including our material breach of the Amended TMLA (subject to a cure period, if applicable), our insolvency, our improper use of the Virgin brand, our failure to commercially launch a spaceflight for paying passengers by a specified date, if we are unable to undertake any commercial flights for paying passengers for a specified period (other than in connection with addressing a significant safety issue), and our undergoing of a change of control to an unsuitable buyer, including a competitor of VEL’s group. Termination of the Amended TMLA would eliminate our rights to use the Virgin brand and may result in our having to negotiate a new or reinstated agreement with less favorable terms or cause us to lose our rights under the Amended TMLA, including our right to use the Virgin brand, which would require us to change our corporate name and undergo other significant rebranding efforts. These rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain customers, all of which may have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.

In the case of a loss of technology used in our spaceflight systems, we may not be able to continue to manufacture certain components for our spacecraft or for our operations or may experience disruption to our manufacturing processes as we test and requalify any potential replacement technology. Even if we retain the licenses, the licenses may not be exclusive with respect to such component design or technologies, which could aid our competitors and have a negative impact on our business.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our success depends in part upon successful prosecution, maintenance, enforcement and protection of our owned and licensed intellectual property, including the Virgin brand and other intellectual property that we license from VEL under the Amended TMLA. Under the terms of the Amended TMLA, VEL has the primary right to take actions to obtain, maintain, enforce and protect the Virgin brand. If, following our written request, VEL elects not take an action to maintain, enforce or protect the Virgin brand, we may do so, at our expense, subject to various conditions including that so long as doing so would not have a material adverse effect on VEL, any of VEL’s other licensees or the Virgin brand and we reasonably believe failing to do so would materially adversely affect our business. Should VEL determine not to maintain, enforce or protect the Virgin brand, we and/or the Virgin brand could be materially harmed and we could incur substantial cost if we elect to take any such action.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. The results of intellectual property litigation are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, we may from time to time face allegations that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, our operating results and our reputation.

We have government customers, which subjects us to risks including early termination, audits, investigations, sanctions and penalties.

We derive limited revenue from contracts with NASA and the U.S. government and may enter into further contracts with the U.S. or foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with the government, including the Federal Acquisition Regulation. These government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Some of our federal government contracts are subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized disclosure and accounting requirements unique to government contracts;

•

financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•	public disclosures of certain contract and company information; and

•	mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

If we commercialize outside the United States, we will be exposed to a variety of risks associated with international operations that could materially and adversely affect our business.

As part of our growth strategy, we may leverage our initial U.S. operations to expand internationally. In that event, we expect that we would be subject to additional risks related to entering into international business relationships, including:

•	restructuring our operations to comply with local regulatory regimes;

•	identifying, hiring and training highly skilled personnel;

•	unexpected changes in tariffs, trade barriers and regulatory requirements, including ITAR, EAR and OFAC;

•	economic weakness, including inflation, or political instability in foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	the need for U.S. government approval to operate our spaceflight systems outside the United States;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;

•	government appropriation of assets;

•	workforce uncertainty in countries where labor unrest is more common than in the United States; and

•

disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the FCPA, OFAC regulations and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes.

Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our spaceflight system operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, commercial space launches, reentry of our spacecraft and the operation of our spaceflight system in the United States require licenses and permits from certain agencies of the DOT, including the FAA, and review by other agencies of the U.S. Government, including the Department of Defense, Department of State, NASA, and Federal Communications Commission. License approval includes an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. In 2016, the FAA granted us our commercial space launch license with a limited number of verification and validation steps that we must complete before we can include customers on our spaceflights. While we are in the process of completing those steps, which includes submission to the FAA of final integrated vehicle performance results conducted in an operational flight environment, delays in FAA action allowing us to conduct spaceflights with customers on board imposed by the agency could adversely affect our ability to operate our business and our financial results. See “Information about the VG Companies—Regulatory—Federal Aviation Administration.”

Additionally, the FAA and other state government agencies also enforce informed consent and cross-waiver requirements for spaceflight participants and have the authority to regulate training and medical requirements for crew. Certain related federal and state laws provide for indemnification or immunity in the event of certain losses. However, this indemnification is subject to limits, and money to be used for indemnification under federal laws is still subject to appropriation by Congress. Furthermore, no such claim regarding the immunity provided by these informed consent provisions has been brought in New Mexico or in federal courts, and we are unable to determine whether the protections provided by applicable laws or regulations would be upheld by U.S. or foreign courts. See “Information about the VG Companies—Regulatory—Federal Aviation Administration” and “Information about the VG Companies—Regulatory—Informed Consent and Waiver.”

Moreover, regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. For example, the FAA has an open notice of proposed rulemaking relating to commercial space launches, which could affect us and our operations. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the United States and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. Potential conflicts between U.S. policy and international law defining the altitude above the earth’s surface where “space” begins and defining the status of, and obligations toward, spaceflight participants could introduce an additional level of legal and commercial complexity. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not.

We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which include the EAR, the ITAR, and economic sanctions administered by the Treasury Department’s OFAC. Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal liabilities, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm.

Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under the ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect, store, process, and use personal information and other customer data, including medical information, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the volume and sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the CCPA, which will go into effect on

January 1, 2020, and the European e-Privacy Regulation, which is currently in draft form. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States, the EEA and elsewhere may increase our compliance costs and legal liability.

As we have expanded our international presence, we are also subject to additional privacy rules, many of which, such as the GDPR and national laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user’s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

If our main data center were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Our facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers’ data, the loss, corruption or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition and results of operations.

We use complex proprietary software in our technology infrastructure, which we seek to continually update and improve. Replacing such systems is often time-consuming and expensive, and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. We may experience periodic system interruptions from time to time. Any slowdown or failure of our underlying technology infrastructure could harm our business, reputation and ability to acquire and serve our customers, which could materially adversely affect our results of operations. Our disaster recovery plan or those of our third-party providers may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including pilots, manufacturing and quality assurance, engineering, design, finance, marketing, sales and support personnel. Our senior management team has extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business, financial condition and results of operations.

Competition for qualified highly skilled personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. We have not yet started commercial spaceflight operations, and our estimates of the required team size to support our estimated flight rates may require increases in staffing levels that may require significant capital expenditure. Further, any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. Additionally, we do not carry key man insurance for any of our management executives, and the loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, financial condition and results of operations.

Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Moreover, our commercial spaceflight operations are being moved to operate entirely out of a single facility, Spaceport America, in New Mexico, and our manufacturing operations are based in Mojave, California. Any significant interruption due to any of the above hazards and operational to the manufacturing or operation of our spaceflight systems at one of our primary facilities, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located, or damage sustained to our runway could result in manufacturing delays or the delay or cancellation of our spaceflights and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, Spaceport America is run by a state agency, the New Mexico Spaceport Authority, and there may be delays or impacts to operations due to considerations unique to doing business with a government agency. For example, governmental agencies often have an extended approval process for service contracts, which may result in delays or limit the timely operation of our Spaceport America facilities.

Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, passenger insurance may not be accepted or may be prohibitive to procure. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business and flight schedule.

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic outbreaks, terrorist attacks or disruptive political events in certain regions where our facilities are located, or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business. Natural disasters including tornados, hurricanes, floods and earthquakes may damage our facilities or those of our suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact the ability for spaceflight to occur as planned, resulting in additional expense to reschedule the operation and customer travel plans, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession in the United States or abroad. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, we may be unable to maintain spaceflight schedules, provide other support functions to our astronaut experience or fulfill our other contracts. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact our commercial spaceflight operations.

We have identified two material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

In connection with the audit of our combined financial statements as of and for the year ended December 31, 2018, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness is related to the lack of a sufficient number of personnel to execute, review and approve all aspects of the financial statement close and reporting process. This material weakness may not allow for us to have proper segregation of duties and the ability to close our books and records and report our results, including required disclosures, on a timely basis. The second material weakness arises from the need to augment our information technology and application controls.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses, primarily by implementing additional review procedures within our accounting and finance department, hiring additional staff, designing and implementing information technology and application controls in our financially significant systems, and, if appropriate, engaging external accounting experts to supplement our internal resources in our computation and review processes. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate either of the deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will also be required to attest to the effectiveness of our internal control over financial reporting in each annual report on Form 10-K to be filed with the SEC. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we expect to need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities, which would require additional financial and management resources. We have begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:

•	the number of flights we schedule for a period, the number of seats we are able to sell in any given spaceflight and the price at which we sell them;

•	unexpected weather patterns, maintenance issues, natural disasters or other events that force us to cancel or reschedule flights;

•	the cost of raw materials or supplied components critical for the manufacture and operation of our spaceflight system;

•	the timing and cost of, and level of investment in, research and development relating to our technologies and our current or future facilities;

•	developments involving our competitors;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	future accounting pronouncements or changes in our accounting policies; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

We are subject to environmental regulation and may incur substantial costs.

We are subject to federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases and the management of hazardous substances, oils and waste materials. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal law, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental laws and regulations can require significant expenditures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred. Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. We do not believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect its operations, operating costs, or competitive position.

Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate.

We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to income tax audits by various tax jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of our operations.

Recent U.S. tax legislation could adversely affect our business and financial condition.

Legislation enacted in December 2017 significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, imposing a one-time transition tax, or repatriation tax, on all undistributed earnings and profits of certain U.S.-owned foreign corporations, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform or of any future administrative guidance interpreting the provisions thereof is uncertain, and our business and financial condition could be adversely affected.

Risks Related to the Business Combination and SCH

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

Neither the SCH board of directors nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.

Neither the SCH board of directors nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that we are paying for the VG Companies is fair to us from a financial point of view. Neither the SCH board of directors nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the SCH board of directors and management conducted due diligence on the VG Companies. The SCH board of directors reviewed comparisons of selected financial data of the VG Companies with their peers in the industry and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of the SCH board of directors and management in valuing the VG Companies, and the SCH board of directors and management may not have properly valued such businesses. The lack of a third party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

We may be forced to close the Business Combination even if we determined it is no longer in our shareholders’ best interest.

Our public shareholders are protected from a material adverse event of the VG Companies arising between the date of the Merger Agreement and the Closing primarily by the right to redeem their public shares for a pro rata portion of the funds held in the trust account, calculated as of two business days prior to the vote at the extraordinary general meeting. Accordingly, if a material adverse event were to occur after approval of the Condition Precedent Proposals at the extraordinary general meeting, we may be forced to close the Business Combination even if we determine it is no longer in our shareholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations.

Additionally, if we do not obtain shareholder approval at the extraordinary general meeting, VG can continually obligate us to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such shareholder approval being obtained and December 18, 2019 the date by which we must cease all operations and begin to windup if we have not completed a business combination. This could limit our ability to seek an alternative business combination that our shareholders may prefer after such initial vote.

Since the Sponsor and SCH’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with the VG Companies is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of SCH’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and SCH’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of SCH shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

If SCH does not consummate a business combination by December 18, 2019 (or if such date is further extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 17,250,000 SCH Class B ordinary shares owned by the Sponsor would be worthless because following the redemption of the public shares, SCH would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the Sponsor if SCH fails to complete a business combination within the required period. The Sponsor purchased the SCH Class B ordinary shares prior to SCH’s initial public offering for approximately $0.0001 per share and certain of SCH’s directors and executive officers, including Chamath Palihapitiya and Ian Osborne, have an economic interest in such shares. The 15,750,000 shares of VGH, Inc. common stock that the Sponsor will hold following the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $172.3 million based upon the closing price of $10.94 per public share on the NYSE on October 7, 2019, the most recent practicable date prior to the date of this proxy statement/prospectus. Given such shares of VGH, Inc. common stock will be subject to certain restrictions, including those described above, SCH believes such shares have less value.

•

Chamath Palihapitiya, SCH’s Chief Executive Officer and Chairman of SCH’s board of directors, is expected to be the Chairperson of the board of directors of VGH, Inc. after the consummation of the Business Combination. As such, in the future, Mr. Palihapitiya will receive any cash fees, stock options, stock awards or other remuneration that VGH, Inc.’s board of directors determines to pay to him.

•

Adam Bain and James Ryans, current directors of SCH, are expected to be directors of VGH, Inc. after the consummation of the Business Combination (it is also anticipated that Dr. Ryans will serve as the chairperson of the audit committee of the Board). As such, in the future, Mr. Bain and Dr. Ryans will receive any cash fees, stock options, stock awards or other remuneration that VGH, Inc.’s board of directors determines to pay to them.

•

In connection with the execution of the Merger Agreement, the board of directors of SCH approved a grant of the Director RSU Awards to select members of the board of directors of SCH that, at the Closing, will vest and be converted into the right to receive an aggregate of 1,500,000 shares of VGH, Inc. common stock. The Director RSU Awards will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1st and December 31st of the year following the Closing. The grant and vesting of the Director RSU Awards are contingent upon, among other things, the consummation of the Business Combination, the approval of the 2019 Plan by SCH’s shareholders at the extraordinary general meeting and the continued service of the respective participants on the board of directors of SCH through the Closing Date.

•

SCH’s existing directors and officers will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Mergers and pursuant to the Merger Agreement.

•

In the event that SCH fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, SCH will be required to provide for payment of claims of creditors that were not waived that may be brought against SCH within the 10 years following such redemption. In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to SCH if and to the extent any claims by a third party (other than SCH’s independent auditors) for services rendered or products sold to SCH, or a prospective target business with which SCH has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of SCH’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•

A party related to our Sponsor and certain of our officers and directors has advanced funds to us for working capital purposes, including $0.8 million as of June 30, 2019. These outstanding advances have been documented in the Promissory Note, pursuant to which SCH may borrow up to $3.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of December 18, 2019 and the date SCH consummates its initial business combination. If we do not complete our initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay such advances and any other working capital advances made to us, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to us, and such related party may not be able to recover the value it has loaned us and any other working capital advances it may make.

•

In connection with the Public Offering, the underwriters of the Public Offering agreed to reimburse the Company for amounts paid by the Company to Connaught (UK) Limited for financial advisory services in an amount equal to 10% of the discount paid to the underwriters, of which $1.0 million was paid at the closing of the Public Offering and up to $2.4 million will be payable at the time of the closing of the initial Business Combination. Connaught (UK) Limited is an affiliate of us, our Sponsor and certain of our officers and directors.

•

Following consummation of the Business Combination, the Sponsor, SCH’s officers and directors and their respective affiliates would be entitled to reimbursement for certain out-of-pocket expenses related to identifying, investigating and consummating an initial business combination or repayment of loans, if any, and on such terms as to be determined by SCH from time to time, made by the Sponsor or any of SCH’s officers or directors to finance transaction costs in connection with an intended initial business combination. However, if SCH fails to consummate a business combination within the required period, none of the Sponsor or SCH’s officers or directors or their respective affiliates will have any claim against the trust account for reimbursement.

•

In connection with the Purchase Agreement, if Vieco US elects to have Mr. Palihapitiya purchase shares of VGH, Inc. common stock (i) in a Primary Purchase, Mr. Palihapitiya will be issued up to 10,000,000 newly issued shares of VGH, Inc. common stock (depending on the size of the Primary Purchase as elected by Vieco US) or (ii) in a Secondary Purchase, Mr. Palihapitiya will be purchasing up to 10,000,000 shares of VGH, Inc. common stock from Vieco US (depending on the size of the Secondary Purchase as elected by Vieco US), in each case, at a price of $10.00 per share. It is anticipated that, following the Business Combination, if Vieco US elects that Mr. Palihapitiya purchase the maximum number of shares in a Secondary Purchase (after giving effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating $10.33 per share (which price is based on trust account figures as of June 30, 2019)) and also assuming that (x) no additional public shareholders exercise their redemption rights in connection with the Business Combination or our extension proposal assuming consummation of the transactions contemplated by the Purchase Agreement and (y) VGH, Inc. will repurchase 17,359,126 shares of VGH, Inc. common stock from Vieco US in a Repurchase pursuant to the Merger Agreement), the Sponsor and related parties (including Mr. Palihapitiya) are expected to collectively own approximately 13.2% of outstanding VGH, Inc. common stock.

•

Pursuant to the Stockholders’ Agreement, Mr. Palihapitiya will have the right to designate two directors to the Board of VGH, Inc. and such directors may have the power collectively to withhold approval in respect of future transactions between VGH, Inc. and its subsidiaries, on the one hand and Vieco US or its affiliates, on the other.

•

Pursuant to the Registration Rights Agreement, the Sponsor, Mr. Palihapitiya and Vieco US will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of VGH, Inc. common stock and warrants held by such parties.

•

The Proposed Certificate of Incorporation will contain a provision that expressly elects not to be governed by Section 203 (Delaware’s “interested stockholder” statute) of the Delaware General Corporation Law.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor and Mr. Palihapitiya as well as SCH’s directors and executive officers may have influenced their motivation in identifying and selecting the VG Companies as a business combination target, completing an initial business combination with the VG Companies and influencing the operation of the business following the initial business combination. In considering the recommendations of SCH’s board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of SCH’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in SCH’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require SCH to agree to amend the Merger Agreement, to consent to certain actions taken by the VG Companies or to waive rights that SCH is entitled to under the Merger Agreement. Such events could arise because of changes in the course of the VG Companies’ businesses or a request by VG to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at SCH’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, SCH does not believe there will be any changes or waivers that SCH’s directors and executive officers would be likely to make after shareholder approval of the BCA Proposal has been obtained. While certain changes could be made without further shareholder approval, SCH will circulate a new or amended proxy statement/prospectus and resolicit SCH’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the BCA Proposal.

Vieco US and the other stockholders that are party to the Stockholders’ Agreement will control the direction of VGH, Inc.’s business, and the concentrated ownership of VGH, Inc.’s common stock will prevent you and other stockholders from influencing significant decisions.

In connection with the Business Combination, VGH, Inc. will enter into the Stockholders’ Agreement with Vieco US, the Sponsor and Mr. Palihapitiya. Pursuant to the terms of the Stockholders’ Agreement, VGH, Inc. will be required to take all necessary action to cause the specified designees of Vieco US and Mr. Palihapitiya to be nominated to serve on VGH, Inc.’s board of directors, and each of the holders will be required, among other things, to vote all of the securities of VGH, Inc. held by such party in a manner necessary to elect the individuals designated by such holders. For so long as these parties hold a majority of VGH, Inc.’s common stock, they will be able to control the composition of VGH, Inc.’s board of directors, which in turn will be able to control all matters affecting VGH, Inc., subject to the terms of the Stockholders’ Agreement, including:

•

any determination with respect to VGH, Inc.’s business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on VGH, Inc.’s board of directors, additional or replacement directors;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	determination of VGH, Inc.’s management policies;

•	VGH, Inc.’s financing policy;

•	VGH, Inc.’s compensation and benefit programs and other human resources policy decisions; and

•	the payment of dividends on VGH, Inc.’s common stock.

Additionally, Vieco US will individually control shares representing a majority of VGH, Inc.’s total outstanding shares of common stock upon completion of the Business Combination. Even if Vieco US were to control less than a majority of VGH, Inc.’s total outstanding shares of common stock, it will be able to influence the outcome of corporate actions so long as it owns a significant portion of VGH, Inc.’s total outstanding shares of common stock. Specifically, under the terms of the Stockholders’ Agreement, for so long as Vieco US continues to beneficially own at least 25% of the shares of VGH, Inc.’s common stock it beneficially owns upon completion of the Business Combination, Vieco US’s consent will be required for, among other things:

•	any non-ordinary course sales of our assets having a fair market value of at least $10.0 million;

•	any acquisition of an entity, or the business or assets of any other entity, having a fair market value of at least $10.0 million;

•	certain non-ordinary course investments having a fair market value of at least $10.0 million;

•	any increase or decrease in the size of VGH, Inc.’s board of directors;

•	any payment by VGH, Inc. of dividends or distributions to its stockholders or repurchases of stock by VGH, Inc., subject to certain limited exceptions; or

•	incurrence of certain indebtedness.

Furthermore, Vieco US’s consent will also be required for the following, among other things, for so long as Vieco US continues to beneficially own at least 10% of the shares of VGH, Inc.’s common stock it beneficially owns upon completion of the Business Combination:

•	any sale, merger, business combination or similar transaction to which VGH, Inc. or any of its subsidiaries are a party;

•	any amendment, modification or waiver of any provision of VGH, Inc.’s certificate of incorporation or bylaws;

•	any liquidation, dissolution, winding-up or causing any voluntary bankruptcy or related actions with respect to VGH, Inc. or any of its subsidiaries; or

•

any issuance or sale of any shares of VGH, Inc.’s capital stock or securities convertible into or exercisable for any shares of VGH, Inc.’s capital stock in excess of 5% of its then-issued and outstanding shares, other than issuances of shares of capital stock upon the exercise of options to purchase shares of VGH, Inc.’s capital stock.

Because the interests of these stockholders may differ from the interests of VGH, Inc. or its other stockholders, actions that these stockholders take with respect to us may not be favorable to VGH, Inc. or its other stockholders. For additional information, see “BCA Proposal—Related Agreements—Stockholders’ Agreement.”

The announcement of the proposed Business Combination could disrupt VGH, Inc.’s relationships with its customers, suppliers, joint venture partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on VGH, Inc.’s business include the following:

•	its employees may experience uncertainty about their future roles, which might adversely affect VHG, Inc.’s ability to retain and hire key personnel and other employees;

•

customers, suppliers, joint venture partners and other parties with which VHG, Inc. maintains business relationships may experience uncertainty about its future and rescind their deposits, seek alternative relationships with third parties, seek to alter their business relationships with VHG, Inc. or fail to extend an existing relationship with VGH, Inc.; and

•	VGH, Inc. has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact VHG, Inc.’s results of operations and cash available to fund its businesses.

Following the Business Combination, VGH, Inc. will be a controlled company within the meaning of the NYSE rules, and, as a result, will qualify for, and we expect it to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the completion of the Business Combination, Vieco US, the Sponsor and Mr. Palihapitiya will collectively control more than 50% of VGH, Inc.’s common stock and, on account of the voting agreement between those holders included in the Stockholders’ Agreement, VGH, Inc. will be considered a “controlled company” for the purposes of NYSE rules and corporate governance standards. As a controlled company, it will be exempt from certain NYSE corporate governance requirements, including those that would otherwise require its board of directors to have a majority of independent directors and require that VGH, Inc. either establish compensation and nominating and corporate governance committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of its executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Because we expect VGH, Inc. to rely on these exemptions, holders of VGH, Inc.’s common stock will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

If VGH, Inc. ceases to be a “controlled company” in the future, it will be required to comply with the NYSE corporate governance requirements, which may require replacing a number of its directors and will require development of certain other governance-related policies and practices (including adopting written charters for each committee and instituting annual performance evaluations). These and any other actions necessary to achieve compliance with such rules may increase VGH, Inc.’s legal and administrative costs, will make some activities more difficult, time-consuming and costly and may also place additional strain on its personnel, systems and resources.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to the VG Companies has identified all material issues or risks associated with the VG Companies, their businesses or the industry in which they compete. Furthermore, we cannot assure you that factors outside of the VG Companies’ and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or VGH, Inc. Additionally, we have no indemnification rights against Vieco US under the Merger Agreement and all of the purchase price consideration will be delivered to Vieco US at the Closing.

On October 3, 2019, we obtained and bound a representation and warranty insurance policy (“R&W Insurance Policy”) with respect to certain of the representations and warranties of VG contained in the Merger Agreement. The R&W Insurance Policy has a coverage period running for three years from Closing, except that the coverage period with respect to breaches of certain fundamental representations and the pre-Closing tax indemnity is the earlier of the expiration of the applicable statute of limitations and six years from Closing. However, the R&W Insurance Policy has certain exclusions and deductibles.

Accordingly, any shareholders or warrant holders of SCH who choose to remain VGH, Inc. stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

The historical financial results of the VG Companies and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what VGH, Inc.’s actual financial position or results of operations would have been.

The historical financial results of the VG Companies included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone company during the periods presented or those VGH, Inc. will achieve in the future. This is primarily the result of the following factors: (i) the VG Companies’ historical financial results reflect charges for certain support functions (such as expenses for technology, facilities, legal, finance, human resources, business development and public affairs) that will be provided under the TSAs that will be entered into in connection with the Business Combination; (ii) the VG Companies’ historical financial results reflect charges for the use of certain intellectual property licensed from VEL under a prior trademark license agreement, while VGH, Inc. will have the right to use such intellectual property following the Business Combination pursuant to the Amended TMLA; (iii) VGH, Inc. will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (iv) VGH, Inc.’s capital structure will be different from that reflected in the VG Companies’ historical financial statements. The historical combined financial statements included in this proxy statement/prospectus for periods prior to VGH, Inc.’s Pre-Closing Restructuring Plan have been prepared on a “carve-out” basis from V10 and may not be indicative of VGH, Inc.’s results of operations and financial condition had it operated as a standalone entity during such periods. VGH, Inc.’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare VGH, Inc.’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, SCH being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of the VG Companies on the Closing Date and the number of SCH Class A ordinary shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of VGH, Inc.’s future operating or financial performance and VGH, Inc.’s actual financial condition and results of operations may vary materially from VGH, Inc.’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

We may be able to complete only one Business Combination with the proceeds of our Public Offering and the sale of the private placement warrants, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability.

We may effectuate our Business Combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our Business Combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial information with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By completing our Business Combination with only a single entity our lack of diversification may subject us to numerous economic, competitive and regulatory risks. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

•	solely dependent upon the performance of a single business, property or asset; or

•	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our Business Combination.

We have a specified maximum redemption threshold. This redemption threshold may make it more difficult for us to complete the Business Combination as contemplated.

The Merger Agreement provides that VG’s obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing, the Trust Amount, or the amount of cash available in the trust account into which substantially all of the proceeds of our initial public offering and private placements of our warrants have been deposited for the benefit of SCH, certain of our public shareholders and the underwriters of our initial public offering, after deducting the amount required to satisfy our obligations to our shareholders that exercise their rights to redeem their public shares (each, a “Redemption”) pursuant to the Cayman Constitutional Documents, is at least equal to the Minimum Available Cash Amount, which is the sum of (x) $400.0 million plus (y) if applicable, an aggregate of approximately $24.2 million of deferred underwriting commissions being held in the trust account (the “Minimum Cash Condition”).

However, if the Trust Amount as of the Closing is less than the Minimum Available Cash Amount, then Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00 (the “Additional Holder Equity Amount”) up to the Minimum Available Cash Amount less the amount of the aggregate purchase price paid to SCH by Mr. Palihapitiya in any Primary Purchase (the “Investment Amount”). If the Trust Amount when added to the Additional Holder Equity Amount and the Investment Amount (such aggregate amount, the “Available Cash”) is equal to or greater than the Minimum Available Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. The Minimum Cash Condition is for the sole benefit of VG except that this condition may not be waived by VG if the Trust Amount is less than $200.0 million, provided that Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00 in an aggregate amount such that the Available Cash is, at or immediately prior to the Closing, equal to at least $200.0 million after giving effect to such purchases.

There can be no assurance that VG could and would waive the Minimum Cash Condition. Furthermore, as provided in the Cayman Constitutional Documents, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Cash Amount in the trust account, the cash held by VGH, Inc. and its subsidiaries (including the VG Companies) in the aggregate, after the Closing may not be sufficient to allow us to operate and pay our bills as they become due as the VG Companies will only be required to have held an aggregate of $2.0 million in cash as of the Closing under the terms of the Merger Agreement. Furthermore, our affiliates are not obligated to make loans to us in the future (other than our Sponsor’s commitment to provide us an aggregate of $200,000 in loans in order to finance transaction costs in connection with a business combination). The additional exercise of redemption rights with respect to a large number of our public shareholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of VGH, Inc. after consummation of the Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

The Sponsor may elect to purchase shares from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or SCH’s securities, the Sponsor, Mr. Palihapitiya, V10, Vieco US, the VG Companies or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Mr. Palihapitiya, V10, Vieco US, the VG Companies or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the Repurchase Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) SCH’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our public shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Future resales of common stock after the consummation of the Business Combination may cause the market price of VGH, Inc.’s securities to drop significantly, even if VGH, Inc.’s business is doing well.

After the consummation of the Business Combination and subject to certain exceptions, Vieco US will be contractually restricted from selling or transferring more than 50% of the shares of common stock it received in connection with the Business Combination, and the Sponsor will be contractually restricted from selling or transferring any of its shares of common stock. However, following the expiration of such lockup, neither Vieco US nor the Sponsor will be restricted from selling shares of VGH, Inc.’s common stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of VGH, Inc. common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of VGH, Inc. common stock. Upon completion of the Business Combination, Vieco US and the Sponsor will collectively own approximately 60.6% of the outstanding shares of VGH, Inc. common stock (not including the shares of VGH, Inc. common stock that will be owned by Mr. Palihapitiya but will not be subject to the lock-up under the Registration Rights Agreement), assuming that no additional public shareholders redeem their public shares in connection with the Business Combination that Vieco US elects to have Mr. Palihapitiya purchase in a Secondary Purchase the maximum number of shares contemplated by the terms of the Purchase Agreement and that VGH, Inc. repurchases the maximum number of shares in the Repurchase contemplated by the terms of the Merger Agreement. Assuming redemption of approximately an additional 24,155,241 public shares (which is the estimated number of public shares that could be redeemed in connection with the Business Combination, in the aggregate (after taking into account the 3,771,178 public shares redeemed in connection with the Extension Amendment), in order to satisfy the closing conditions contained in the Merger Agreement, in each case at approximately $10.33 per share (based on trust account figures as of June 30, 2019)) are redeemed in connection with the Business Combination, in the aggregate, the collective ownership of Vieco US and the Sponsor would rise to 71.9% of the outstanding shares of VGH, Inc. common stock (not including the shares of VGH, Inc. common stock that will be owned by Mr. Palihapitiya but will not be subject to the lock-up under the Registration Rights Agreement). Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that were granted in connection with the Business Combination. The restricted stock units will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

While each of Vieco US and the Sponsor will agree to certain restrictions regarding the transfer of the shares of VGH, Inc. common stock issued to them in connection with the Business Combination, these shares may be sold after the expiration of the applicable lock-up period under the Registration Rights Agreement. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in VGH, Inc.’s share price or the market price of VGH, Inc. common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

We are not registering the shares of VGH, Inc. common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

We are not registering the shares of VGH, Inc. common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the Warrant Agreement, we have agreed, as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, to use our best efforts to file a registration statement under the Securities Act covering the issuance of such shares and maintain a current prospectus relating to the shares of VGH, Inc. common stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if the VGH, Inc. common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and no exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of VGH, Inc. common stock included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of VGH, Inc. common stock for sale under all applicable state securities laws.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the trust account to our public shareholders, SCH files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because the VG Companies are not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of the VG Companies as privately held companies. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to VGH, Inc. after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of VGH, Inc. common stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The price of VGH, Inc. common stock, warrants and units may be volatile.

Upon consummation of the Business Combination, the price of VGH, Inc. common stock, as well as VGH, Inc. warrants and units may fluctuate due to a variety of factors, including:

•	changes in the industries in which VGH, Inc. and its customers operate;

•	the number of flights VGH, Inc. schedules for a period, the number of seats it is able to sell in any given spaceflight and the price at which it sells them;

•	developments involving VGH, Inc.’s competitors;

•	unexpected weather patterns, maintenance issues, natural disasters or other events that force VGH, Inc. to cancel or reschedule flights;

•	variations in its operating performance and the performance of its competitors in general;

•	actual or anticipated fluctuations in VGH, Inc.’s quarterly or annual operating results;

•	publication of research reports by securities analysts about VGH, Inc. or its competitors or its industry;

•	the public’s reaction to VGH, Inc.’s press releases, its other public announcements and its filings with the SEC;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;

•	commencement of, or involvement in, litigation involving the combined company;

•	changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of VGH, Inc. common stock available for public sale; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of VGH, Inc. common stock, warrants and units regardless of the operating performance of VGH, Inc., including the VG Companies businesses acquired in the Business Combination.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from VGH, Inc.’s business operations.

As a public company, VGH, Inc. will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, VGH, Inc. will incur significant legal, accounting and other expenses that the VG Companies did not previously incur. VGH, Inc.’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in VGH, Inc. incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for VGH, Inc. to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for VGH, Inc. to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

While we anticipate losing our emerging growth company status by the end of 2019, we are currently an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We currently anticipate that we will lose our “emerging growth company” status as of the end of the year ending December 31, 2019 based on the public float of SCH’s Class A ordinary shares as of June 30, 2019. As a result of losing such status, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements. We will also lose status as a “smaller reporting company” at the end of the year ending December 31, 2019.

The public stockholders will experience immediate dilution as a consequence of the issuance of VGH, Inc. common stock as consideration in the Business Combination.

It is anticipated that, following the Business Combination (assuming consummation of the transactions contemplated by the Purchase Agreement), (1) our public stockholders are expected to own approximately 33.3% of the outstanding VGH, Inc. common stock, (2) Vieco US (without taking into account any public shares held by the equityholders of Vieco US or V10 prior to the consummation of the Business Combination) is expected to own approximately 52.5% of the outstanding VGH, Inc. common stock and (3) the Sponsor and related parties (including Mr. Palihapitiya) are expected to collectively own approximately 13.2% of the outstanding VGH, Inc. common stock. These percentages give effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating $10.33 per share (which price is based on trust account figures as of June 30, 2019) and assume (i) that no additional public shareholders exercise their redemption rights in connection with the Business Combination and (ii) that (x) VGH, Inc. issues 130,000,000 shares of VGH, Inc. common stock to Vieco US as the Aggregate Merger Consideration pursuant to the Merger Agreement, (y) VGH, Inc. repurchases 17,359,126 of such shares of VGH, Inc. common stock from Vieco US in the Repurchase pursuant to the Merger Agreement and (z) Vieco US elects under the Purchase Agreement to have Mr. Palihapitiya purchase 10,000,000 shares of VGH, Inc. common stock directly from Vieco US in a Secondary Purchase, in accordance with the terms and subject to the conditions of the Purchase Agreement. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing shareholders in the combined company will be different. Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The restricted stock units will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of SCH securities and may adversely affect prevailing market prices for our units, public shares or public warrants.

Warrants will become exercisable for VGH, Inc. common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

If the Business Combination is completed, outstanding warrants to purchase an aggregate of 31,000,000 shares of VGH, Inc. common stock will become exercisable in accordance with the terms of the Warrant

Agreement governing those securities. These warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of VGH, Inc. common stock will be issued, which will result in dilution to the holders of VGH, Inc. common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of VGH, Inc. common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See “—Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.”

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and SCH. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of VGH, Inc. common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the VGH, Inc. common stock equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

None of the Private Placement Warrants will be redeemable by us so long as they are held by our Sponsor or its permitted transferees.

VGH, Inc. does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, VGH, Inc. currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of VGH Inc.’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in the Stockholders’ Agreement and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

NYSE may not list VGH, Inc.’s securities on its exchange, which could limit investors’ ability to make transactions in VGH, Inc.’s securities and subject VGH, Inc. to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of our securities on NYSE, we will be required to demonstrate compliance with NYSE’s initial listing requirements, which are more rigorous than NYSE’s continued listing requirements. We will apply to have VGH, Inc.’s securities listed on NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if VGH, Inc.’s securities are listed on NYSE, VGH, Inc. may be unable to maintain the listing of its securities in the future.

If VGH, Inc. fails to meet the initial listing requirements and NYSE does not list its securities on its exchange, VG would not be required to consummate the Business Combination. In the event that VG elected to waive this condition, and the Business Combination was consummated without VGH, Inc.’s securities being listed on NYSE or on another national securities exchange, VGH, Inc. could face significant material adverse consequences, including:

•	a limited availability of market quotations for VGH, Inc.’s securities;

•	reduced liquidity for VGH, Inc.’s securities;

•

a determination that VGH, Inc. common stock is a “penny stock” which will require brokers trading in VGH, Inc. common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for VGH, Inc.’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If VGH, Inc.’s securities were not listed on the NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

Securities research analysts may establish and publish their own periodic projections for VGH, Inc. following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our securities price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our securities could be adversely affected.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of SCH Class A ordinary shares and warrants.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” beginning on page 165 of this proxy statement/prospectus) may be subject to U.S. federal income tax as a result of the Domestication. Because the

Domestication will occur immediately prior to the redemption of SCH Class A ordinary shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) may become subject to withholding tax on any dividends paid on VGH, Inc. common stock after the Domestication.

A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) SCH Class A ordinary shares with a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of our earnings in income. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) SCH Class A ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of SCH stock entitled to vote and less than 10% or more of the total value of all classes of SCH stock, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its SCH Class A ordinary shares for VGH, Inc. common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the SCH Class A ordinary shares held directly by such U.S. Holder. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of SCH stock entitled to vote or 10% or more of the total value of all classes of SCH stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the SCH Class A ordinary shares held directly by such U.S. Holder.

Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Because we are a blank check company with no current active business, we believe that it is likely that SCH is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of SCH Class A ordinary shares to recognize gain on the exchange of SCH Class A ordinary shares for VGH, Inc. common stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s SCH Class A ordinary shares. Proposed Treasury Regulations, if finalized in their current form would also apply to a U.S. Holder who exchanges SCH warrants for newly issued VGH, Inc. warrants; a U.S. Holder, however, cannot currently make the election mentioned above with respect to such U.S. Holder’s SCH warrants. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of SCH. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

All holders are urged to consult their own tax advisor regarding the tax consequences of the Domestication, including the impact of the PFIC rules and the proposed Treasury Regulations described above, to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the Domestication, see “U.S. Federal Income Tax Considerations” (beginning on page 165 of this proxy statement/prospectus).

Upon consummation of the Business Combination, the rights of holders of VGH, Inc. common stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of SCH Class A ordinary shares arising under the Cayman Islands Companies Law as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of VGH, Inc. common stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our current memorandum and articles of association and the Cayman Islands Companies Law and, therefore, some rights of holders of VGH, Inc. common stock could differ from the rights that holders of SCH Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Law, such actions are generally available under the DGCL. This change could increase the likelihood that VGH, Inc. becomes involved in costly litigation, which could have a material adverse effect on VGH, Inc.

In addition, there are differences between the new organizational documents of VGH, Inc. and the current constitutional documents of SCH. For a more detailed description of the rights of holders of VGH, Inc. common stock and how they may differ from the rights of holders of SCH Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of VGH, Inc. are attached as Annex F and Annex G, respectively, to this proxy statement/prospectus and we urge you to read them.

Delaware law and VGH, Inc.’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of VGH, Inc. common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of VGH, Inc.’s board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:

•

the ability of VGH, Inc.’s board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

subject to the terms of the Stockholders’ Agreement, VGH, Inc.’s board of directors will have the exclusive right to expand the size of its board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on the board of directors;

•

once VGH, Inc. no longer qualifies as a “controlled company” under the listing standards of the NYSE, its stockholders will not be able to act by written consent, which will force stockholder action to be taken at an annual or special meeting of stockholders;

•	the amended and restated certificate of incorporation will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the limitation of the liability of, and the indemnification of, VGH, Inc.’s directors and officers;

•

the ability of VGH, Inc.’s board of directors to amend the bylaws, which may allow VGH, Inc.’s board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

•

advance notice procedures with which stockholders must comply to nominate candidates to VGH, Inc.’s board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in VGH, Inc.’s Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of VGH, Inc.;

•

expansive negative consent rights for Vieco US which provide that as long as Vieco US maintains certain ownership thresholds to appoint a director under the Stockholders’ Agreement, the written consent of Vieco US is required to enter into certain business combinations or related transactions; and

•

the Stockholders’ Agreement requires that VGH, Inc.’s board of directors may not approve any transaction (excluding those involving consideration less than $120,000) between an interested stockholder and VGH, Inc. without the affirmative vote of at least a majority of the directors of VGH, Inc. that are not designees of Vieco US until the earlier of (i) Vieco US no longer has the right to designate two directors to VGH, Inc.’s board of directors and (ii) Mr. Palihapitiya no longer has the right to designate two directors to VGH, Inc.’s board of directors.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in VGH, Inc.’s board of directors or management.

The provisions of the proposed certificate of incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

VGH, Inc.’s proposed certificate of incorporation provides that, to the fullest extent permitted by law, and unless VGH, Inc. consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on VGH, Inc.’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, employees or agents to VGH, Inc. or its stockholders, (iii) any action asserting a claim against VGH, Inc. or any of its directors, officers, stockholders, employees or agents arising out of or related to any provision of the DGCL or its certificate of incorporation or bylaws or (iv) any action asserting a claim against VGH, Inc. or any of its directors, officers, stockholders, employees or agents governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Notwithstanding the foregoing, the proposed certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against VGH, Inc.’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against VGH, Inc., a court could find the choice of forum provisions contained in the proposed certificate of incorporation to be inapplicable or unenforceable in such action.

VGH, Inc.’s proposed certificate of incorporation limits liability of Vieco US and Mr. Palihapitiya and their respective affiliates’ liability to VGH, Inc. for breach of fiduciary duty and could also prevent VGH, Inc. from benefiting from corporate opportunities that might otherwise have been available to it.

The proposed restated certificate of incorporation provides that, to the fullest extent permitted by law, and other than corporate opportunities that are expressly presented to one of VGH, Inc.’s directors in his or her capacity as such, Vieco US and Mr. Palihapitiya and their respective affiliates (other than VGH, Inc. and its officers and employees):

•

will not have any fiduciary duty to refrain from engaging in the same or similar business activities or lines of business as VGH, Inc., even if the opportunity is one that VGH, Inc. might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so;

•	will have no duty to communicate or offer such business opportunity to VGH, Inc.; and

•

will not be liable to VGH, Inc. for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such exempted person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to VGH, Inc.

Risks Related to the Redemption

Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (1)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (2) submits a written request to Continental, SCH’s Stock Transfer & Trust Company, our transfer agent, that VGH, Inc. redeem all or a portion of its public shares for cash; and (3) delivers its public shares to Continental Stock Transfer & Trust Company, our transfer agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                 , 2019 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker or clearing broker, DTC and Continental Stock Transfer & Trust Company, our transfer agent, will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, our transfer agent, VGH, Inc. will redeem such public shares for a per-share price, payable in cash calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of SCH—Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder fails to receive notice of our offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite our compliance with the proxy rules, a public shareholder fails to receive our proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that we are furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of SCH—Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, we will require each public shareholder seeking to exercise redemption rights to certify to us whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to us at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which we make the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over our ability to consummate the Business Combination and you could suffer a material loss on your investment in SCH if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if we consummate the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. We cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge our determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, our shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in SCH share price, and may result in a lower value realized now than a shareholder of SCH might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax or financial advisor for assistance on how this may affect his, her or its individual situation.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

If we are not able to complete the Business Combination with the VG Companies by December 18, 2019 nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Cayman Constitutional Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

If SCH is not able to complete the Business Combination with the VG Companies by December 18, 2019 nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to SCH’s Cayman Constitutional Documents SCH will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of SCH’s remaining shareholders and its board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or public warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest of (1) the completion of a business combination (including the Closing), and then only in connection with those public shares that such public shareholder properly elected to redeem, (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance and timing of our obligation to redeem 100% of the public shares if we do not complete a business combination by December 18, 2019 or (3) the redemption of all of the public shares if we are unable to complete an initial business combination by December 18, 2019, subject to applicable law, and as further described in this proxy statement/prospectus. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or public warrants, potentially at a loss.

If we are unable to consummate our initial business combination, our public shareholders may be forced to wait until after December 18, 2019 before redemption from the trust account.

If we are unable to consummate our initial business combination by December 18, 2019 (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Law. In that case, investors may be forced to wait beyond December 18, 2019 (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

If our funds not being held in the trust account are insufficient to allow us to operate until December 18, 2019, we may be unable to complete our initial business combination.

The funds available to us outside of the trust account may not be sufficient to allow us to operate until December 18, 2019, assuming that our initial business combination is not completed during that time. We expect to incur significant costs in pursuit of our acquisition plans. However, our affiliates are not obligated to make loans to us in the future (other than our Sponsor’s commitment to provide us an aggregate of $0.2 million in loans in order to finance transaction costs in connection with a business combination), and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business. If we are unable to complete our Business Combination, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our Warrants will expire worthless.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through to December 18, 2019 and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.

As of June 30, 2019, SCH had cash of $0.3 million held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of June 30, 2019, SCH had total current liabilities of $3.2 million.

The funds available to us outside of the trust account may not be sufficient to allow us to operate until December 18, 2019 assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to SCH in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF SCH

General

SCH is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by our board of directors for use at the extraordinary general meeting of SCH to be held on                 , 2019, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about                 , 2019 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting will be held on                 , 2019, at                 , Eastern Time, at                 , unless the extraordinary general meeting is adjourned.

Purpose of the SCH Extraordinary General Meeting

At the extraordinary general meeting, SCH is asking holders of ordinary shares to:

•

consider and vote upon a proposal to approve by ordinary resolution and adopt the Merger Agreement attached to this proxy statement/prospectus statement as Annex A, pursuant to which, among other things, (i) Merger Sub A will merge with and into Company A, with Company A surviving the merger as a wholly owned subsidiary of VGH, Inc., (ii) Merger Sub B will merge with and into Company B, with Company B surviving the merger as a wholly owned subsidiary of VGH, Inc. and (iii) Merger Sub LLC will merge with and into Company LLC, with Company LLC surviving the merger as a wholly owned subsidiary of VGH, Inc., in each case in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (we refer to this proposal as the “BCA Proposal”);

•

consider and vote upon a proposal to approve by special resolution, assuming the BCA Proposal is approved and adopted, the change of SCH’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (we refer to this proposal as the “Domestication Proposal”);

•

consider and vote upon the following four separate proposals (we refer to these proposals, collectively, as the “Organizational Documents Proposals”) to approve by special resolution, assuming the BCA Proposal and the Domestication Proposal are approved and adopted, the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

(A)

to authorize the change in the authorized capital stock of SCH from 500,000,000 SCH Class A ordinary shares, par value $0.0001 per share, 50,000,000 SCH Class B ordinary shares, par value $0.0001 per share, and 5,000,000 preferred shares, par value $0.0001 per share, to 700,000,000 shares of common stock, par value $0.0001 per share of VGH, Inc. and 10,000,000 shares of preferred stock, par value $0.0001 per share of VGH, Inc. (we refer to this as “Organizational Documents Proposal A”);

(B)

to authorize the board of directors of VGH, Inc. to issue any or all shares of VGH, Inc. preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL (we refer to this as “Organizational Documents Proposal B”);

(C)

to provide that certain provisions of the Proposed Certificate of Incorporation will be subject to the Stockholders’ Agreement and certain provisions of the Proposed Bylaws will be subject to the Stockholders’ Agreement and the Registration Rights Agreement (we refer to this as “Organizational Documents Proposal C”); and

(D)

to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex F and Annex G, respectively), including (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp.” to “Virgin Galactic Holdings, Inc.,” (2) making VGH, Inc.’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) granting an explicit waiver regarding corporate opportunities to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates and representatives), and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of VGH, Inc. after the Business Combination (we refer to this as “Organizational Documents Proposal D”);

•

consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect eight directors who, upon consummation of the Business Combination, will be the directors of VGH, Inc. (we refer to this as the “Director Election Proposal”);

•

consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of VGH, Inc. common stock to (1) Vieco US pursuant to the Merger Agreement, and (2) Mr. Palihapitiya and Vieco US, in each case, if applicable, pursuant to the Purchase Agreement (we refer to this as the “Stock Issuance Proposal”);

•

consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, the VGH, Inc. 2019 Incentive Award Plan (the “2019 Plan”) (we refer to this as the “Incentive Award Plan Proposal”);

•

consider and approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal are approved, the repurchase, at Vieco US’s election, of up to 20,000,000 shares of VGH, Inc. common stock from Vieco US at a price of $10.00 per share with cash in an aggregate amount equal to the lesser of $200.0 million and the Remaining Cash (we refer to this as the “Repurchase Proposal” and, collectively with the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal, the “Condition Precedent Proposals”); and

•

consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (we refer to this as the “Adjournment Proposal”).

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of SCH Board of Directors

SCH’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of SCH’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Repurchase Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

SCH shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on September 16, 2019, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. SCH warrants do not have voting rights. As of the close of business on the record date, there were 82,478,822 ordinary shares issued and outstanding, of which 65,228,822 were issued and outstanding public shares.

The Sponsor and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

Quorum

A quorum of SCH shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, 41,239,412 ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to SCH but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the BCA Proposal. Therefore, if the BCA Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Each of the Organizational Documents Proposals is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the BCA Proposal. Therefore, if the BCA Proposal and the Domestication Proposal are not approved, Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the Organizational Documents Proposals, and, therefore, also conditioned on approval of the BCA Proposal and the Domestication Proposal. Therefore, if the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the Director Election Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Incentive Award Plan Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the Incentive Award Plan Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Repurchase Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Repurchase Proposal is conditioned on the approval of the Incentive Award Plan Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and Incentive Award Plan Proposal are not approved, the Repurchase Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each SCH ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the extraordinary general meeting:

•

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by SCH’s board “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Repurchase Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•

You can attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way SCH can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a SCH shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify SCH’s Secretary in writing before the extraordinary general meeting that you have revoked your proxy; or

•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow, SCH’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing IPOA.info@morrowsodali.com.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of SCH that VGH, Inc. redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(iv)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(v)	submit a written request to Continental, SCH’s transfer agent, that VGH, Inc. redeem all or a portion of your public shares for cash; and

(vi)	deliver your public shares to Continental, SCH’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                 , 2019 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Therefore, the election to exercise redemption rights occurs prior to the Domestication and the redemption is with respect to the VGH, Inc. public shares that an electing public shareholder holds after the Domestication. For the purposes of Article 49.3 of SCH’s memorandum and articles of association and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, VGH, Inc. shall satisfy the exercise of redemption rights by redeeming the corresponding VGH, Inc. public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, SCH’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, SCH’s transfer agent, VGH, Inc. will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2019, this would have amounted to approximately $10.33 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of VGH, Inc. common stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. VGH, Inc. public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, SCH’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that SCH’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, SCH’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, SCH’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, SCH’s agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public shares on October 7, 2019, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.94. As of June 30, 2019, funds in the trust account totaled $712.5 million and were comprised entirely of U.S. Treasury Bills or approximately $10.33 per issued and outstanding public share. After giving effect to the Extension Amendment Redemptions, the funds in the trust account totaled $676.2 million as of September 9, 2019.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. SCH cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither SCH’s shareholders nor SCH’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation Costs

SCH is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. SCH and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. SCH will bear the cost of the solicitation.

SCH has hired Morrow to assist in the proxy solicitation process. SCH will pay that firm a fee of $35,000 plus disbursements. Such fee will be paid with non-trust account funds.

SCH will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SCH will reimburse them for their reasonable expenses.

SCH Initial Shareholders

As of the date of this proxy statement/prospectus, there are 82,478,822 ordinary shares issued and outstanding, which include the 17,250,000 SCH Class B ordinary shares held by the Sponsor and the 65,228,822 public shares. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 30,999,980 warrants to acquire ordinary shares, which includes the 8,000,000 private placement warrants held by the Sponsor and the 22,999,980 public warrants.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the Sponsor, the VG Companies or our or their respective directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the VG Companies or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (1) holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the Repurchase Proposal and the Adjournment Proposal, (2) holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) the Minimum Available Cash Amount condition is satisfied, (4) otherwise limit the number of public shares electing to redeem and (5) VGH, Inc.’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA PROPOSAL

SCH is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement. SCH shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because SCH is holding a shareholder vote on the Mergers, SCH may consummate the Mergers only if they are approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the extraordinary general meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Mergers.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about SCH, the VG Companies or any other matter.

Structure of the Mergers

On July 9, 2019, SCH entered into the Merger Agreement, as amended on October 2, 2019, with V10, Vieco US, Merger Sub A, Merger Sub B, Merger Sub LLC, Company A, Company B and Company LLC, pursuant to which, among other things, following the Domestication, (i) Merger Sub A will merge with and into Company A, the separate corporate existence of Merger Sub A will cease and Company A will be the surviving corporation and a wholly owned subsidiary of VGH, Inc., (y) Merger Sub B, will merge with and into Company B, the separate corporate existence of Merger Sub B will cease and Company B will be the surviving corporation and a wholly owned subsidiary of VGH, Inc. and (z) Merger Sub LLC will merge with and into Company LLC, the separate company existence of Merger Sub LLC will cease and Company LLC will be the surviving company and a wholly owned subsidiary of VGH, Inc. Pursuant to the terms of the Merger Agreement, under certain limited circumstances, Vieco US, SCH and the VG Companies will work together in good faith to restructure Corp Merger A or Corp Merger B, including by changing the direction of the applicable merger, if it is determined to be in the best interests of the parties.

Prior to and as a condition of the Mergers, pursuant to the Domestication, SCH will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information, see “The Domestication Proposal.”

Consideration

Aggregate Merger Consideration

As a result of and upon the Closing (as defined below), among other things, all outstanding shares of common stock or limited liability company interests, as applicable, of each of the VG Companies will be cancelled in exchange for the right to receive 130,000,000 shares of VGH, Inc. common stock (at a deemed value of $10.00 per share) for an aggregate merger consideration of $1.3 billion (the “Aggregate Merger Consideration”). This does not take into account the additional issuances or payments to Vieco US which may be made under the terms of the Purchase Agreement of: (i) up to $100,000,000 in cash from Chamath Palihapitiya in exchange for up to 10,000,000 of Vieco US’s shares of VGH, Inc. common stock at a price of $10.00 per share in a Secondary Purchase (as defined below) under the terms of the Purchase Agreement or (ii) up to 10,000,000 additional newly issued shares of VGH, Inc. common stock from VGH, Inc. at a price of $10.00 per share to be paid with some or all of the cash proceeds of a Secondary Purchase in a Reinvestment (as defined below) under the terms of the Purchase Agreement. For additional information on the Purchase Agreement, see “BCA Proposal—Related Agreements—Purchase Agreement.”

The Aggregate Merger Consideration also does not take into account certain additional issuances and payments to Vieco US which may be made under the terms of the Merger Agreement only to the extent certain conditions are satisfied or certain options are elected by Vieco US, in each case, as contemplated thereunder, including, if applicable: (i) the issuance of additional shares of VGH, Inc. common stock to Vieco US or an affiliate of Vieco US as part of the Additional Holder Equity Amount (as defined below) under the terms of the Merger Agreement and (ii) the cash payment received by Vieco US in any Repurchase (as defined below) under the terms of the Merger Agreement, in each case, as described more fully elsewhere in this proxy statement/prospectus. For additional information on the Repurchase, see “Repurchase Proposal.”

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the Mergers (the “Closing”) will take place at 10:00 a.m., Eastern Time, on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Representations and Warranties

The Merger Agreement contains representations and warranties of SCH, Merger Subs, the VG Companies and Vieco US, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See “—Material Adverse Effect” below. The representations and warranties of SCH are also qualified by information included in SCH’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).

Representations and Warranties of Vieco US

Vieco US has made representations and warranties relating to, among other things, company organization, due authorization, no conflict, ownership, litigation and proceedings and brokers’ fees.

The representations and warranties of Vieco US identified as fundamental under the terms of the Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), Section 4.2 of the Merger Agreement (Due Authorization), Section 4.4 of the Merger Agreement (Ownership) and Section 4.6 of the Merger Agreement (Brokers’ Fees) (collectively, the “Holder Fundamental Representations”).

Representations and Warranties of the VG Companies

The VG Companies have made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of the VG Companies, capitalization of subsidiaries, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, company benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, permits, equipment and other tangible property, real property, intellectual property, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance and security clearances, information supplied, vendors, sufficiency of assets, aviation regulation compliance, government contracts and no additional representations or warranties.

The representations and warranties of the VG Companies identified as fundamental under the terms of the Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 5.1 of the Merger Agreement (Company Organization), (ii) the first and second sentences of Section 5.2 of the Merger Agreement (Subsidiaries), Section 5.3 of the Merger Agreement (Due Authorization), Section 5.6 of the Merger Agreement (Capitalization of the Companies), Section 5.7 of the Merger Agreement (Capitalization of Subsidiaries) and Section 5.16 of the Merger Agreement (Brokers’ Fees) (collectively, the “Company Fundamental Representations”).

Representations and Warranties of SCH and the Merger Subs

SCH and Merger Subs have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing on the NYSE, financial statements, governmental authorities and consents, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, NYSE stock market quotation, registration statement, proxy statement and proxy/registration statement, takeover statutes and charter provisions, no outside reliance and no additional representations or warranties.

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing. However, under the terms of the Merger Agreement, SCH retains the right to pursue recoveries under the R&W Insurance Policy (as defined below), which SCH obtained and bound on October 3, 2019. See “—R&W Insurance Policy” below.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of the VG Companies and Vieco US are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of SCH are qualified in whole or in part by a material adverse effect on the ability of SCH to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect with respect to Vieco US (“Holder Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect that does, or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Vieco US to perform its obligations under the Merger Agreement or to consummate the Mergers.

Pursuant to the Merger Agreement, a material adverse effect with respect to the VG Companies (“Company Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the VG Companies and their subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the VG Companies to consummate the Mergers.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”:

(a)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;

(b)	any change in interest rates or economic, political, business or financial market conditions generally;

(c)	the taking of any action required by the Merger Agreement;

(d)	any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate;

(e)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(f)

any failure of the VG Companies to meet any projections or forecasts, provided that this clause will not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect;

(g)

any Events generally applicable to the industries or markets in which the VG Companies and their subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers);

(h)

the announcement of the Merger Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the VG Companies and their subsidiaries (it being understood that this clause (h) will be disregarded for purposes of the representation and warranties in Section 5.4 of the Merger Agreement and the corresponding condition to Closing);

(i)	any matter set forth on the VG Companies’ disclosure letter or V10’s disclosure letter;

(j)	any Events to the extent actually known by certain individuals identified in SCH’s disclosure letter on or prior to the date of the Merger Agreement;

(k)	any launch failure, crash, fatality, launch or flight delay, launch or flight cancellation, or any other operational or other delays of the business of the VG Companies;

(l)

any requests for return or the return of any deposits made, on or prior to the Closing Date, by or on behalf of prospective space tourists or other customers of the VG Companies or any of their subsidiaries or affiliates, in each case, pursuant to the Virgin Galactic Deposit Terms and Conditions entered into by such depositor with VG, LLC (each such deposit, a “Customer Deposit”) or portion thereof pursuant to and in accordance with the agreements governing such deposit, as applicable; or

(m)	any action taken by, or at the request of, SCH or Merger Subs.

Any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the VG Companies and their subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the VG Companies and their subsidiaries conduct their respective operations (which will include the aerospace industry generally), but only to the extent of the incremental disproportionate effect on the VG Companies and their subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the VG Companies and their subsidiaries conduct their respective operations.

Covenants and Agreements

Vieco US and the VG Companies have made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited and unaudited financial statements, affiliate agreements, Pre-Closing Restructuring and acquisition proposals.

SCH has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, NYSE listing, no solicitation by SCH, SCH’s conduct of business, post-closing directors and officers, post-closing common share repurchase, domestication, indemnification and insurance, SCH public filings and Customer Deposit Guarantee.

Pre-Closing Restructuring

Pursuant to the Merger Agreement, VG has agreed to, prior to the Closing and subject to the terms and conditions of the Merger Agreement, consummate the Pre-Closing Restructuring Plan, pursuant to which Company A, Company B and Company LLC will become, in each case, direct wholly owned subsidiaries of Vieco US.

Wrong Pocket Provisions

In connection with the Pre-Closing Restructuring and related transactions by and among Vieco US and certain of its subsidiaries (including the VG Companies), the Merger Agreement contains “wrong pockets” covenants, pursuant to which:

•

From and after the Closing, (i) Vieco US and its affiliates (other than the VG Companies and their subsidiaries) will transfer to the VG Companies any asset or liability substantially exclusively used in the business of the VG Companies as conducted on the date of the Closing that was inadvertently not transferred to the VG Companies prior to the Closing (including in the pre-closing restructuring) (the “VG Company Liabilities”) and (ii) SCH and its subsidiaries (including, from and after the Closing, the VG Companies and their subsidiaries) will transfer to Vieco US or its designated affiliate any asset or liability substantially exclusively used in the business of Vieco US or its affiliates (other than the VG Companies and their subsidiaries) as conducted on the date of the Closing, that was inadvertently transferred to the VG Companies prior to Closing (including in the pre-closing restructuring) in addition to any liability identified on a corresponding disclosure letter as of the date of the Merger Agreement (the “Vieco US Liabilities”);

•

Vieco US and its affiliates (other than the VG Companies and their subsidiaries) shall reimburse each of SCH and its subsidiaries (including, from and after the Closing, the VG Companies and their subsidiaries), as applicable, in each case, in respect of any loss, liability, fine, penalty, cost or expense

(including reasonable legal expenses and costs (including costs of investigation)) which such person has actually paid in respect of any Vieco US Liabilities; provided that each of SCH and its subsidiaries (including, from and after the Closing, the VG Companies and their subsidiaries), as applicable, shall have first provided reasonable notice to Vieco US and its affiliates (other than the VG Companies and their subsidiaries) of the existence of such Vieco US Liabilities and a reasonable period of time to transfer or defend against, as applicable, such Vieco US Liabilities, and shall reasonably cooperate with Vieco US and its affiliates (other than the VG Companies and their subsidiaries) in connection with such transfer or defense, prior to the payment of such Vieco US Liabilities; and

•

SCH and its subsidiaries (including, from and after the Closing, the VG Companies and their subsidiaries) will reimburse each of Holder and its affiliates (other than the VG Companies and their subsidiaries), as applicable, in each case, in respect of any loss, liability, fine, penalty, cost or expense (including reasonable legal expenses and costs (including costs of investigation)) which such person has actually paid to a third party in respect of any VG Company Liabilities; provided that each of Vieco US and its affiliates (other than the VG Companies and their subsidiaries), as applicable, shall have first provided reasonable notice to SCH and its subsidiaries (including, from and after the Closing, the VG Companies and their subsidiaries) of the existence of such VG Company Liabilities and a reasonable period of time to transfer or defend against, as applicable, such VG Company Liabilities, and shall reasonably cooperate with SCH and its subsidiaries (including, from and after the Closing, the VG Companies and their subsidiaries) in connection with such transfer or defense, prior to the payment of such VG Company Liabilities.

Conduct of Business by VG

Vieco US and the VG Companies have agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), they will, and will cause their respective subsidiaries to, except as otherwise contemplated by the Merger Agreement, as consented to by SCH in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

•	operate their respective businesses in the ordinary course and in accordance with past practice in all material respects; and

•	use reasonable best efforts to operate the business of the VG Companies in the ordinary course consistent with past practice.

During the Interim Period, Vieco US and the VG Companies have also agreed not to, and not to permit their respective subsidiaries to, except as otherwise contemplated by the Merger Agreement, including the disclosure letters, as consented to by SCH in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

•	change or amend the governing documents of any VG Company or any of the VG Companies’ subsidiaries, except as otherwise required by law;

•

make or declare any dividend or distribution to the shareholders or members, as applicable, of any VG Company or make any other distributions in respect of any of the VG Companies’ or any of their subsidiaries’ capital stock or equity interests, except for dividends or distributions by one VG Company to another VG Company or one of its subsidiaries;

•

split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the VG Companies’ or any of their subsidiaries’ capital stock or equity interests, provided that the VG Companies may split, combine or reclassify shares of any of the VG Companies’ subsidiaries that remain wholly owned;

•	purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the VG

Companies or their subsidiaries, except for acquisitions of equity interests in connection with the forfeiture or cancellation of such interests and transactions between the VG Companies or a VG Company and the subsidiary of a VG Company;

•

enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts, any real property lease or any government contract of a VG Company, other than entry into such agreements in the ordinary course of business;

•

sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the VG Companies or their subsidiaries, except for dispositions of obsolete or worthless equipment in the ordinary course of business;

•	acquire any ownership interest in any real property;

•

other than as required by law, an existing benefit plan, or certain contractual obligations, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of any VG Company or any of the VG Companies’ subsidiaries, including the hiring of additional officers or termination of existing officers, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any benefit plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by any VG Company or any of the VG Companies’ subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment of vesting of any compensation or benefit payable by any VG Company or any of the VG Companies’ subsidiaries, except in the ordinary course of business consistent with past practice;

•

acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•

make any material loans or material advances to any person, except for (i) advances to employees, officers or independent contractors of any VG Company or any of the VG Companies’ subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among the Virgin Galactic Companies or their subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;

•

take certain actions with respect to tax related matters, including, among others, make or change any material election in respect of material taxes, amend, modify or otherwise change any filed material tax return and related activities;

•

take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent either Corp Merger A or Corp Merger B from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

incur or assume any indebtedness or guarantee any indebtedness of another person, other than any indebtedness or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed $0.5 million or incurred between the VG Companies and any of their wholly owned subsidiaries;

•	issue any additional VG Company Interests or securities exercisable for or convertible into VG Company Interests or grant any additional equity or equity-based compensation;

•

adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the VG Companies or their subsidiaries (other than the Mergers);

•

waive, release, settle, compromise or otherwise resolve any investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 in the aggregate;

•

grant to, or agree to grant to, any person rights to any material intellectual property of the VG Companies and their subsidiaries, or dispose of, abandon or permit to lapse any rights to such intellectual property, (except for the expiration of registered intellectual property of the VG Companies in accordance with the applicable statutory term or registration period) or in the reasonable exercise of the VG Companies’ or any of their subsidiaries’ business judgment;

•

disclose or agree to disclose to any person (other than SCH or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the VG Companies or any of their subsidiaries other than disclosure of such information to SCH or any of its representatives or in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

•	make or commit to make capital expenditures other than in an amount not in excess of the amount identified in the VG Companies’ disclosure letter in the aggregate;

•

manage the VG Companies and their subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice (including with respect to fundings of cash by Vieco US or its affiliates (other than the VG Companies)) to the VG Companies to fund their working capital provided that the VG Companies will not be required to have more than $2.0 million in cash at Closing;

•

permit any of its material intellectual property to become subject to a lien (other than a permitted lien) or sell, lease, license or otherwise dispose of any of its material intellectual property rights but excluding licenses granted in the ordinary course of business consistent with past practice;

•

enter into or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, works council, or group of employees of the VG Companies or their subsidiaries as the bargaining representative for any employees of the VG Companies or their subsidiaries except as otherwise required by applicable law;

•	waive the restrictive covenant obligations of any current or former employee of any VG Company or any of the VG Companies’ subsidiaries;

•

(i) limit the right of any VG Company or any of the VG Companies’ subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person;

•

amend in a manner materially detrimental to any VG Company or any of the VG Companies’ subsidiaries, terminate or permit to lapse or fail to use reasonable best efforts to maintain any material governmental authorization or material permit required for the conduct of the business of any VG Company or any of the VG Companies’ subsidiaries;

•

terminate or amend in a manner materially detrimental to any VG Company or any of the VG Companies’ subsidiaries any material insurance policy insuring the business of any VG Company or any of the VG Companies’ subsidiaries;

•	access or withdraw any Customer Deposits or any portion thereof other than pursuant to and in accordance with the terms of the applicable deposit agreements; or

•	enter into any agreement to take any of the above actions prohibited under the Merger Agreement.

Conduct of Business of SCH

SCH has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement, it will, and will cause its subsidiaries to, except as otherwise contemplated by the Merger Agreement, as consented to by Vieco US in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied):

•	operate its business in the ordinary course and substantially in accordance with past practice; and

•

comply with, and continue performing under, as applicable, the governing documents of SCH, the Investment Management Trust Agreement, dated as of September 13, 2017, between SCH and Continental Stock Transfer & Trust Company (the “Trust Agreement”) and all other agreements or contracts to which SCH or its subsidiaries may be a party.

From the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement, SCH has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Merger Agreement or the Ancillary Agreements (as defined below), as consented to by Vieco US in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

•	seek any approval from SCH’s shareholders to change, modify or amend the Trust Agreement or the governing documents of SCH or the Merger Subs, except as otherwise contemplated by the BCA;

•

(x) make or declare any dividend or distribution to the shareholders of SCH or make any other distributions in respect of any of SCH’s or Merger Subs’ capital stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of SCH’s or Merger Subs’ capital stock or equity interests or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of SCH or Merger Subs other than a redemption of SCH ordinary shares effected in connection with the BCA;

•

take certain actions with respect to tax related matters, including, among others, make or change any material election in respect of material taxes, amend, modify or otherwise change any filed material tax return and related activities;

•

take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent either Corp Merger A or Corp Merger B from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of SCH or Merger Subs;

•

incur or assume any indebtedness or guarantee any indebtedness of another person, other than any indebtedness or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed $100,000 or incurred between SCH and the Merger Subs;

•

incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations other than in support of the transactions contemplated by the BCA or in support of the ordinary course operations of SCH;

•

other than with respect to the Director RSU Awards, (A) issue any securities of SCH or securities exercisable for or convertible into securities of SCH, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to securities of SCH, not outstanding on the date of the Merger Agreement or (C) amend, modify or waive any of the material terms or rights set forth in any SCH warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

•	enter into any agreement to do any of the above actions prohibited under the Merger Agreement.

Covenants of SCH

Pursuant to the Merger Agreement, SCH or, to the extent occurring after the Closing, VGH, Inc., has agreed, among other things, to:

•

take all necessary action to cause each employee of a VG Company immediately prior to the Closing to continue in employment with VGH, Inc. and its affiliates immediately following the Closing and take certain other actions relating to employee benefits;

•	honor and perform in accordance with their terms all the VG Companies’ benefit plans, including all employment, severance, bonus, transaction, incentive and other compensation arrangements;

•

except where prohibited by applicable law or an existing contract as of the Closing, for the 12 month period commencing on the Closing Date, provide, or cause the VG Companies to provide to each continuing VG employee, a base salary or hourly wage and annual cash target bonus no less favorable than those provided to such continuing VG employee as of immediately prior to the Closing and employee benefits (excluding equity, defined benefit pension and retiree medical benefits, except where required by applicable law or contract) substantially comparable in the aggregate to those provided to such continuing VG employee as of immediately prior to the Closing;

•

recognize, or cause the VG Companies to recognize, each continuing VG employee’s employment or service with the VG Companies or any of their subsidiaries for all purposes, including determining eligibility for participation, vesting and entitlement in all benefits plans maintained by the VG Companies (excluding equity incentive plans or benefit accruals under a defined benefit pension plan), except to the extent that such recognition would result in a duplication of benefits, including (except in limited circumstances) causing, or causing the VG Companies to cause, any pre-existing conditions or limitations, eligibility waiting periods, actively at-work requirements, evidence of insurability requirements or required physical examinations under any benefit plans maintained by the VG Companies or any of their subsidiaries, except to the extent that such waiting period, exclusion or requirement applied to such continuing VG employees prior to the Closing, and fully credit each continuing VG employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such continuing VG employee under any benefits plans maintained by the VG Companies or any of their subsidiaries prior to the Closing during the plan year in which the closing occurs;

•	prior to the Closing Date, obtain approval for and adopt the 2019 Plan;

•

after the Closing, file an effective registration statement on Form S-8 (or other applicable form) with respect to the VGH, Inc. common stock issuable under the 2019 Plan and use reasonable efforts to maintain effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;

•

on the Closing Date, grant stock options under the 2019 Plan and, upon effectiveness of the applicable Form S-8, grant restricted stock units under the 2019 Plan (in each case, as contemplated by the Merger Agreement);

•

prior to the Closing Date, take certain actions in cooperation with Vieco US and the VG Companies with respect to obtaining any waivers or shareholder approvals necessary under Section 280G(b)(5)(B) of the Code in connection with the consummation of the Business Combination;

•

in connection with the Minimum Cash Condition, reasonably cooperate with and take all actions reasonably required to meet the Minimum Cash Condition including issuing additional shares of VGH, Inc. common stock to Vieco US, or Mr. Palihapitiya;

•

take certain actions so that the Trust Amount will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the conditions of the Trust Agreement;

•

during the Interim Period, use reasonable best efforts to ensure SCH remains listed as a public company on the NYSE, and use reasonable best efforts to obtain approval for the listing of applicable shares of VGH, Inc. common stock to be issued in connection with the Business Combination;

•

during the Interim Period, not, and cause its subsidiaries and instruct its and their representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the Merger Agreement;

•

subject to the terms of the Stockholders’ Agreement and the governing documents of SCH (prior to the Domestication) or VGH, Inc. (following the Domestication), as applicable, take all such action within its power as may be necessary or appropriate such that immediately following the Closing:

•

the Board of VGH, Inc. shall consist of eight directors, to be comprised of (i) three directors designated by Mr. Palihapitiya, which will initially be Mr. Palihapitiya, Adam Bain and James Ryans, (ii) three directors designated by Vieco US, (iii) one independent director to be mutually agreed by Mr. Palihapitiya and Vieco US, and (iv) the VG Companies’ Chief Executive Officer, Mr. Whitesides;

•

the Chairperson of the Board of Directors of VGH, Inc. shall initially be Chamath Palihapitiya, who shall serve in such capacity in accordance with the terms of the Stockholders’ Agreement and the Proposed Organizational Documents following the Closing; and

•	the initial officers of SCH will be as set forth in SCH’s disclosure letter, who will serve in such capacity in accordance with the terms of the governing documents of VGH, Inc. following the Closing;

•	following the Closing, consummate the Repurchase in accordance with the terms and subject to the conditions of the Merger Agreement. See “Repurchase Proposal” above;

•	subject to approval of SCH’s shareholders, cause the Domestication to become effective on or prior to the Closing Date and prior to the Closing. See “Domestication Proposal” above;

•

after the Closing, indemnify and hold harmless each present and former director and officer of the VG Companies and SCH and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;

•

maintain for a period of not less than six years from the effective time of the Mergers (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees, no less favorable than as contemplated by the applicable governing documents immediately prior to the effective time of the Mergers and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by the VG Companies’ or their subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event will SCH be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the VG Companies for such insurance policy for the year ended December 31, 2018;

•

on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to Vieco US with the post-Closing directors and officers of VGH, Inc., which indemnification agreements will continue to be effective following the Closing;

•

during the Interim Period, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law; and

•	from and after the Closing, indemnify and hold harmless Virgin Holdings Limited, a private limited company incorporated in England & Wales, its affiliates (other than SCH and its subsidiaries

(including, after the Closing, the VG Companies and their subsidiaries)), and its and their respective directors, officers, employees, counsel, accountants, consultants, agents and other representatives from and against any losses, damages, liabilities, taxes, judgments and other costs and expenses (including attorneys’ fees) (collectively, “Damages”) arising from or relating to the Amended and Restated Deed of Guarantee, dated September 2, 2014 (the “Guarantee”), between Virgin Holdings Limited and Virgin Galactic, LLC, including any claim or demand for payment made on any holder indemnified person under the Guarantee, in each case to the extent such Damages arise from or relate to events occurring from or after the Closing (the “Customer Deposit Guarantee”).

Covenants of VG

Pursuant to the Merger Agreement, VG has agreed, among other things:

•

subject to confidentiality obligations that may be applicable to information furnished to Vieco US or any of the VG Companies and their subsidiaries by third parties and except for any information that is subject to attorney-client privilege, to the extent permitted by applicable law, to afford SCH and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives will all financial and operating data and other information concerning the affairs of the VG Companies and their subsidiaries that are in the possession of Vieco US or the VG Companies and their subsidiaries as such representatives may reasonably request;

•

to prepare and deliver to SCH (i) unaudited financial statements for (x) the three and six month periods ended June 30, 2019 (to be delivered as soon as reasonably practicable following the date of the Merger Agreement, provided that the VG Companies will use their reasonable best efforts to deliver such financial statements no later than August 31, 2019) and (y) the three and nine month periods ended September 30, 2019 (if the Closing has not occurred prior to November 12, 2019) and (ii) audited financial statements as of and for (x) the years ended December 31, 2018 and December 31, 2017, together with the auditor’s report thereon (to be delivered as soon as reasonably practicable following the date of the Merger Agreement) and (y) the year ended December 31, 2019, together with the auditor’s report thereon (if the Closing has not occurred prior to March 1, 2020);

•

to deliver to SCH evidence that all affiliate agreements (other than those set forth in a disclosure letter to the Merger Agreement) have been terminated or settled at or prior to the Closing without further liability to SCH or any VG Company;

•	to consummate the Pre-Closing Restructuring prior to the Closing. See “—Pre-Closing Restructuring” above; and

•

during the Interim Period, not to, and to use reasonable best efforts to cause its representatives not to (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction, in each case, other than (a) with respect to any actions taken in connection with the Pre-Closing Restructuring or as otherwise contemplated by the Merger Agreement, (b) any funding of the operations of the VG Companies or their subsidiaries by Vieco US or its affiliates, (c) any transactions between Vieco US or its affiliates (other than the VG Companies or their subsidiaries) and third parties, which do not primarily involve the VG Companies or their subsidiaries and (d) the arrangement of financing in order to facilitate the consummation of the VG Business Combination or for the financing of SCH following the Closing.

Joint Covenants of SCH, the VG Companies and Vieco US

In addition, each of SCH, the VG Companies and Vieco US has agreed, among other things, to take certain actions set forth below.

•

Each of Vieco US, the VG Companies and SCH will (and, to the extent required, will cause its affiliates to) comply promptly but in no event later than ten business days after the date of the Merger Agreement with the notification and reporting requirements of the HSR Act.

•	Each of Vieco US, the VG Companies and SCH will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Merger Agreement.

•

Each of Vieco US, the VG Companies and SCH will (and, to the extent required, will cause its affiliates to) (x) request early termination of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period or periods under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement and (y) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including sharing relevant information with the other parties thereto for such purposes and each pay one-half of any applicable antitrust filing fees (subject to, as applicable, a requirement to obtain Vieco US’s prior written consent with respect to certain such actions identified above as contemplated by the Merger Agreement).

•

Each of Vieco US, the VG Companies and SCH will (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent or governmental authorization under laws prescribed or enforceable by the FAA or any other governmental authority for the transactions contemplated by the Merger Agreement and to resolve any objections as may be asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement and (ii) cooperate fully with each other in the defense of such matters.

•	Each of Vieco US, VGH LLC and Galactic Ventures, LLC will use its reasonable best efforts to obtain registration and secure all necessary licenses under ITAR.

•

Each of SCH and the VG Companies will use its reasonable best efforts to cause the proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission.

•

SCH will as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) disseminate this proxy statement/prospectus to the shareholders of SCH, (ii) give notice, convene and hold a meeting of the shareholders to vote on the Condition Precedent Proposals, in each case in accordance with its governing documents then in effect and Section 710 of the NYSE Listing Rules for a date no later than 30 business days following the date the Registration Statement is declared effective, (iii) solicit proxies from the holders of public shares of SCH to vote in favor of each of the Condition Precedent Proposals, and (iv) provide its shareholders with the opportunity to elect to effect a Redemption.

•

As promptly as reasonably practicable after the execution of the Merger Agreement, SCH will prepare and file with the SEC a mutually acceptable proxy statement in order to obtain the requisite approval of our extension proposal by SCH’s shareholders (if necessary).

•

Vieco US and the VG Companies will each, and will each cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of SCH,

Vieco US, the VG Companies, or their respective affiliates are required to obtain in order to consummate the Mergers.

•	The parties will take certain actions in respect of tax matters, including, among others, actions in connection with combined reporting and tax returns.

•

Each of the VG Companies and SCH will, prior to the Closing, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of the VG Company Interests or acquisitions of shares of VGH, Inc. common stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule B-3 promulgated under the Exchange Act.

•	The parties will take any action required pursuant to the “wrong pocket” provisions contained in the Merger Agreement. See “—Wrong Pocket Provisions” above.

•

Vieco US will take certain actions in respect of insurance matters, including, among others (i) using commercially reasonable efforts in the ordinary course of business to maintain its third-party insurance policies provided to the VG Companies and (ii) making reports as required under such policies.

Closing Conditions

The consummation of the Mergers is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Mergers may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Minimum Cash Condition

The Merger Agreement provides that the obligations of VG to consummate the Mergers are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (including the Extension Amendment Redemptions) (“Trust Amount”), is at least equal to the sum of (x) $400.0 million plus (y) if applicable, an aggregate of approximately $24.2 million of deferred underwriting commissions being held in the trust account (the “Minimum Available Cash Amount”).

However, if the Trust Amount as of the Closing is less than the Minimum Available Cash Amount, then Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00 (the “Additional Holder Equity Amount”) up to the Minimum Available Cash Amount less the amount of the aggregate purchase price paid to SCH by Mr. Palihapitiya in any Primary Purchase (the “Investment Amount” and when added to the Additional Holder Equity Amount and the Trust Amount, the “Available Cash”). For additional information on the Purchase Agreement, see “BCA Proposal—Related Agreements—Purchase Agreement.”

If SCH’s Available Cash at the Closing is equal to or greater than the Minimum Available Cash Amount, then this condition will be deemed to have been satisfied (such condition, the “Minimum Cash Condition”). The Minimum Cash Condition is for the sole benefit of VG, except that this condition may not be waived by VG if the Trust Amount is less than $200.0 million at the Closing, provided that Vieco US and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of VGH, Inc. common stock at a price per share of $10.00 in an aggregate amount such that the Available Cash is, at or immediately prior to the Closing, equal to at least $200.0 million after giving effect to such purchases.

Conditions to the Obligations of Each Party

The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•	the approval of the Condition Precedent Proposals by SCH’s shareholders will have been obtained (the “SCH Shareholder Approval”);

•	solely to the extent the SCH Shareholder Approval has not been earlier obtained, the requisite approval of our extension proposal by SCH’s shareholders will have been obtained;

•

the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•	the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement and the Purchase Agreement will have expired or been terminated;

•

there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby), statute, rule or regulation enjoining or prohibiting the consummation of the Mergers;

•	VGH, Inc. will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

•	the shares of VGH, Inc. common stock to be issued in connection with the Mergers will have been approved for listing on the NYSE.

Conditions to the Obligations of SCH and Merger Subs

The obligations of SCH and Merger Subs to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SCH and Merger Subs:

•

each of the representations and warranties of Vieco US that Vieco US has, directly or indirectly, good, valid and marketable title to all of the outstanding shares of common stock or limited liability company interests, as applicable, of each of the VG Companies (the “VG Company Interests”) owned (beneficially and of record) by Vieco US, free and clear of all liens other than applicable securities laws restrictions will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•

each of the other Holder Fundamental Representations will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•

each of the remaining representations and warranties of Vieco US contained in the Merger Agreement (disregarding any qualifications and exceptions relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Holder Material Adverse Effect;

•

the representations and warranties of the VG Companies pertaining to capitalization of the VG Companies will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•

each of the other Companies Fundamental Representations will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•

each of the remaining representations and warranties of the VG Companies contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (except for actions contemplated by the Pre-Closing Restructuring Plan);

•

each of the covenants of the VG Companies and Vieco US to be performed as of or prior to the Closing will have been performed in all material respects (subject to a 20 day cure period and except for actions contemplated by the Pre-Closing Restructuring Plan);

•	the VG Companies and their subsidiaries will collectively hold cash in an amount equal to or greater than $2.0 million in the aggregate as of the Closing; and

•	the Pre-Closing Restructuring Plan will have been substantially completed prior to the Closing.

Conditions to the Obligations of Vieco US and the VG Companies

The obligation of Vieco US and the VG Companies to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Vieco US and the VG Companies:

•

each of the representations and warranties of SCH regarding its capitalization, as provided for in the Merger Agreement, will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement;

•

each of the other representations and warranties of SCH contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•	each of the covenants of SCH to be performed as of or prior to the Closing will have been performed in all material respects;

•

the Domestication will have been completed as contemplated by the Merger Agreement and a time-stamped copy of the certificate issued by the Delaware Secretary of State in relation thereto will have been delivered to Vieco US (for additional information, see “Domestication Proposal”); and

•	the Minimum Cash Condition. See “—Minimum Cash Condition” above.

Termination; Effectiveness

The Merger Agreement may be terminated and the Mergers abandoned at any time prior to the Closing:

•	by written consent of Vieco US and SCH;

•	by Vieco US if any Governmental Order has become final and nonappealable which has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting the Mergers;

•

by Vieco US if the SCH Shareholder Approval will not have been obtained by reason of the failure to obtain the required vote at a meeting of SCH’s shareholders duly convened therefor or at any adjournment thereof;

•	by Vieco US if there has been a modification in recommendation of the board of directors of SCH with respect to any of the Condition Precedent Proposals;

•

prior to the Closing, by written notice to Vieco US from SCH in the event of certain uncured breaches on the part of the VG Companies or Vieco US or if the Closing has not occurred on or before December 18, 2019, or if the time period for SCH to consummate a business combination is extended to April 18, 2020, the Closing has not occurred on or before April 18, 2020 (the later of such dates, the “Agreement End Date”), unless SCH is in material breach of the Merger Agreement; or

•

prior to the Closing, by written notice to SCH from Vieco US in the event of certain uncured breaches on the part of SCH or Merger Subs or if the Closing has not occurred on or before the Agreement End Date, unless any of Vieco US or the VG Companies is in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of Vieco US, the VG Companies, SCH or Merger Subs, as the case may be, for any willful and material breach of the Merger Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

R&W Insurance Policy

Pursuant to the Merger Agreement, on October 3, 2019, SCH obtained and bound a representation and warranty insurance policy (the “R&W Insurance Policy”) with respect to the representations and warranties of Vieco US and the VG Companies contained in the Merger Agreement. The R&W Insurance Policy has a coverage period running for three years from Closing, except that the coverage period with respect to breaches of certain fundamental representations and the pre-Closing tax indemnity is the earlier of the expiration of the applicable statute of limitations and six years from Closing. However, the R&W Insurance Policy has certain exclusions and deductibles.

The SCH Designated Directors will serve as representatives of such SCH shareholders from and after the effective time of the Mergers, act on behalf of such SCH shareholders and take all necessary actions, and make all decisions and direct all actions of VGH, Inc. related to the rights of such SCH shareholders pursuant to the provisions described above. We have actively engaged in the process of obtaining a R&W Insurance Policy. However, there can be no assurance that we will obtain such policy on satisfactory terms or without significant exclusions.

Waiver; Amendments

No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

Fees and Expenses

If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, VGH, Inc. will, upon the consummation of the Mergers and release of proceeds from the trust account, pay or cause to be paid all accrued and unpaid transaction expenses of VG and pay or cause to be paid all accrued transaction expenses of SCH or its affiliates (including the Sponsor). SCH and VG will exchange written statements listing all unpaid transaction expenses not less than two days prior to Closing.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements.

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. Each of the Purchase Agreement and the Sponsor Support Agreement is attached hereto as Annex B and Annex D. The Stockholders’ Agreement, the TMLA and TSAs are exhibits to the registration statement of which this proxy statement/prospectus is a part. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

The Purchase Agreement

In connection with the execution of the Merger Agreement, SCH, Mr. Palihapitiya Vieco US and V10 have entered into the Purchase Agreement, a copy of which is attached to this proxy statement/prospectus as Annex B. Pursuant to the Purchase Agreement, among other things, Mr. Palihapitiya has agreed to, concurrently with the consummation of the Mergers and at the option of Vieco US, (i) purchase a number of shares of newly issued VGH, Inc. common stock in the Primary Purchase from VGH, Inc. in exchange for cash to be retained by VGH, Inc., or (ii) purchase a number of shares of VGH, Inc. common stock in the Secondary Purchase from Vieco US, which will reduce the number of shares purchased directly from VGH, Inc. pursuant to clause (i), in each case, subject to the terms and conditions contemplated by the Purchase Agreement; provided that the aggregate number of shares of VGH, Inc. common stock to be purchased by Mr. Palihapitiya pursuant to the Purchase Agreement will, in any event, be equal to 10,000,000, and the aggregate price paid for such shares will be equal to $100.0 million.

The Purchase Agreement also contemplates that, at the option of Vieco US, Vieco US may use all or a portion of the proceeds of any Secondary Purchase to purchase from VGH, Inc. up to 10,000,000 newly issued shares of VGH, Inc. common stock (but in no event to exceed the number of shares of VGH, Inc. common stock purchased in such Secondary Purchase) at a price of $10.00 per share for an aggregate purchase price of up to $100.0 million.

Conditions; Termination

Vieco US may not make any election under the Purchase Agreement, Mr. Palihapitiya will not be required to effect any Primary Purchase or Secondary Purchase and Vieco US may not effect any Reinvestment if the Minimum Cash Condition under the Merger Agreement is not satisfied or validly waived prior to or concurrently with the Closing.

In addition, the consummation of the transactions contemplated by the Purchase Agreement is subject to the condition that, on the date of the Closing:

•	the Business Combination will have been consummated;

•	the representations and warranties made by the parties thereto will be true and correct in all material respects (subject to certain limitations and customary qualifiers with respect to materiality);

•

all specified waiting periods under the HSR Act will have expired or been terminated and there will not be in force any statute, rule or regulation or order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, enjoining or prohibiting the consummation of the transactions contemplated by the Purchase Agreement on the terms and conditions set forth therein;

•

there will have been no suspension of the qualification of the shares of VGH, Inc. common stock for offering or sale or trading in any jurisdiction or initiation or threatening of any proceedings for any of such purposes will have occurred; and

•

at the applicable Closing, the parties thereto will execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement, including the Co-Investment, on the terms and conditions set forth herein.

Termination

The Purchase Agreement will terminate and be void and of no further force and effect and all rights and obligations of the parties thereunder will terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the termination by mutual written agreement of each of the parties to the Purchase Agreement; provided, that such parties will not be relieved from liability for any willful breach thereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach of the Purchase Agreement.

Stockholders’ Agreement

Board Composition

The Merger Agreement contemplates that, at the Closing, VGH, Inc. will enter into the Stockholders’ Agreement with Vieco US, the Sponsor and Mr. Palihapitiya (together with any individuals or entities that are signatories thereto or hereafter become party to the agreement, the “Voting Parties”), pursuant to which, among other things, the Voting parties will agree to take all necessary action to cause the Board to be comprised of eight directors effectively immediately following the effective time of the Mergers:

•

three of whom (the “VG designees”) will initially be Craig Kreeger, Evan Lovell and George Mattson and will thereafter be designated by Vieco US for as long as Vieco US beneficially owns a number of shares of VGH, Inc. common stock representing at least the 50% of the number of shares beneficially owned by Vieco US immediately following the effective time of the Mergers (after taking into account the consummation of the transactions contemplated by the Purchase Agreement) (provided that when such percentage falls below (x) 50%, Vieco US will have the right to designate only two directors, (y) 25%, Vieco US will have the right to designate only one director and (z) 10%, Vieco US will not have the right to designate any directors);

•

two of whom (the “CP designees”) will initially be Chamath Palihapitiya and Adam Bain and will thereafter be designated by Mr. Palihapitiya (one of which must qualify as an “independent director” under stock exchange regulations applicable to VGH, Inc.) for as long as Mr. Palihapitiya and the Sponsor collectively beneficially own a number of shares of VGH, Inc. common stock representing at least 90% of the number of shares beneficially owned by them as of immediately following the effective time of the Mergers (excluding any shares purchased by Mr. Palihapitiya pursuant to the Purchase Agreement) (provided that when such percentage falls below (x) 90%, Mr. Palihapitiya will have the right to designate only one director, who will not be required to qualify as an “independent director” and (y) 50%, Mr. Palihapitiya will not have the right to designate any directors);

•

two of whom (the “Other designees”) will initially be Wanda Austin and James Ryans and will thereafter be designated as determined by the Board (provided that each of the two Other designees must qualify in the determination of the Board as an “independent director” under stock exchange regulations applicable to VGH, Inc. and one of the two Other designees must qualify as an “audit committee financial expert” within the meaning of SEC Regulation S-K); and

•	one of whom (the “CEO designee”) will initially be George Whitesides and will thereafter be determined by what individual holds the title of Chief Executive Officer of VGH, Inc.

Resignation; Removal; Vacancies

Upon any decrease in the number of directors that Vieco US or Mr. Palihapitiya is entitled to designate for nomination to the Board, Vieco US or Mr. Palihapitiya, as applicable shall take all necessary action to cause the appropriate number of designees to offer to tender their resignation, effective as of the next annual meeting of stockholders of VGH, Inc. If as a result of changes in ownership by Vieco US or by the Sponsor and Mr. Palihapitiya of VGH, Inc. common stock such that there are any seats on the Board for which none of Vieco US or Mr. Palihapitiya have the right to designate a director, the selection of such director shall be conducted in accordance with applicable law and with the organizational documents of VGH, Inc. then in effect.

Vieco US and Mr. Palihapitiya will have the exclusive right to remove one or more of the VG designees or CP designees, respectively, from the Board and Vieco US and Mr. Palihapitiya will have the exclusive right to designate directors for election to the Board to fill vacancies created by reason of death, removal or resignation of VG designees or CP designees, respectively (in each case, so long as the applicable Voting Party retains its right to designate a director to such seat on the Board by virtue of its ownership levels of VGH, Inc. common stock). Until the earliest of (i) the date Mr. Palihapitiya is no longer entitled to designate two CP designees to the Board or, if earlier, the date Vieco US is no longer entitled to designate two or more VG designees to the Board, in each case, pursuant to the Stockholders’ Agreement (the “Sunset Date”) and (ii) the expiration of the lock-up period under the Registration Rights Agreement, Vieco US will take no action to cause the removal of any of the Other designees. Until the Sunset Date, Vieco US must consult and discuss with the other directors of VGH, Inc. before undertaking any action to cause the removal of one or more of the Other designees.

Chairperson of the Board

For so long as Mr. Palihapitiya is entitled to designate at least one director for election to the Board in accordance with the terms and conditions of the Stockholders’ Agreement, the Voting Parties and VGH, Inc. will take all necessary action to cause the initial Chairperson of the Board to be Chamath Palihapitiya. However, at such time as Vieco US identifies and nominates a permanent Chairperson who is reasonably acceptable to Mr. Palihapitiya and whom the Board determines qualifies as an “independent director” under stock exchange regulations applicable to VGH, Inc. (the “New designee”):

•	Chamath Palihapitiya shall resign from the role of Chairperson;

•	one Other designee shall resign from the Board, with the identity of such resigning Other designee being determined by the Board (provided that Chamath Palihapitiya shall remain on the Board); and

•	the New designee shall become the Chairperson and replace the resigning Other designee.

Voting; Necessary Actions

In addition, pursuant to the Stockholders’ Agreement, each of VGH, Inc. and the Voting Parties will agree not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with the Stockholders’ Agreement) that would frustrate, obstruct or otherwise affect the provisions of the Stockholders’ Agreement and the intention of the parties thereto with respect to the composition of the Board as therein stated. Each Voting Party, to the extent not prohibited by the certificate of incorporation of VGH, Inc. as then in effect, will vote all of its shares of VGH, Inc. common stock held by such Voting Party in such manner as may be necessary to elect and/or maintain in office as members of the Board those individuals designated in accordance with the Stockholders’ Agreement and to otherwise effect the intent of the provisions of the Stockholders’ Agreement.

The Stockholders’ Agreement contains certain provisions intended to maintain, following the consummation of the Merger, the Company’s qualification as a “controlled company” within the meaning of Rule 303A of the NYSE corporate governance requirements.

Vieco US Approval Rights; Limitations

Pursuant to the Stockholders’ Agreement, among other things, Vieco US will also have certain approval rights with respect to significant corporate transactions as contemplated thereby (subject to certain ownership thresholds with respect to voting securities of VGH, Inc.), which will require the prior written consent of Vieco US before any such action is taken by VGH, Inc. or any of its subsidiaries, in each case, in accordance with the terms and subject to the conditions contemplated by the Stockholders’ Agreement.

Pursuant to the Stockholders’ Agreement, Vieco US’s approval rights include:

(A) For so long as Vieco US is entitled to designate one director to the Board under the Stockholders’ Agreement, in addition to any vote or consent of the stockholders or the Board as required by law, VGH, Inc. and its subsidiaries must obtain Vieco US’s prior written consent to engage in:

•	any business combination or similar transaction;

•

amendments to VGH, Inc.’s certificate of incorporation, VGH, Inc.’s bylaws, any other organizational document of VGH, Inc. or its subsidiaries, the Stockholders’ Agreement and the Registration Rights Agreement;

•	a liquidation or related transaction; or

•	an issuance of capital stock in excess of 5% of the then issued and outstanding shares of VGH, Inc. or its subsidiaries.

(B) For so long as Vieco US is entitled to designate two directors to the Board under the Stockholders’ Agreement, in addition to any vote or consent of the stockholders or the Board as required by law, VGH, Inc. and its subsidiaries must obtain Vieco US’s prior written consent to engage in:

•	a business combination or similar transaction having a FMV of $10.0 million or more;

•	a non-ordinary course sale of assets or equity interest having a FMV of $10.0 million or more;

•	an acquisition of any business or assets having a FMV of $10.0 million or more;

•	an acquisition of equity interests having a FMV of $10.0 million or more;

•	an engagement of any professional advisers, including, without limitation, investment bankers and financial advisers;

•	the approval of a non-ordinary course investment having a FMV of $10.0 million or more;

•	increasing or decreasing the size of the Board;

•

an issuance or sale of any capital stock of VGH, Inc. or its subsidiaries, other than an issuance of shares of capital stock upon the exercise of options to purchase shares of capital stock of VGH, Inc.;

•	making any dividends or distributions to the stockholders of the Company other than Redemptions and those made in connection with the cessation of services of employees;

•	incurring indebtedness outside of the ordinary course in an amount greater than $25.0 million in a single transaction or $100.0 million in aggregate consolidated indebtedness;

•

amending VGH, Inc.’s certificate of incorporation, VGH, Inc.’s bylaws, any other organizational document of VGH, Inc. or its subsidiaries, the Stockholders’ Agreement and the Registration Rights Agreement;

•	a liquidation or similar transaction;

•	transactions with any interested stockholder pursuant to Item 404 of Regulation S-K;

•	engaging any professional advisors for any of the matters listed above; or

•	the authorization or approval, or entrance into any agreement to engage in any of the matters listed above.

However, the Stockholders’ Agreement also contemplates that: (i) no transaction involving consideration of $120,000 or more, between Vieco US or any affiliate of Vieco US, on the one hand, and VGH, Inc. or any of its subsidiaries on the other, may be approved without the affirmative vote of at least a majority of the directors of VGH, Inc. that were not designated by Vieco US under the terms of the Stockholders’ Agreement (or otherwise) and (ii) Vieco US and the directors it has designated to the board of directors of VGH, Inc., as applicable, will be required to first consult and discuss with the board of directors of VGH, Inc. before (x) adopting, amending or repealing, in whole or in part, the charter or bylaws of VGH, Inc. or (y) taking any action by written consent as a stockholder of VGH, Inc., in each case, in addition to any vote or consent required under the charter or bylaws of VGH, Inc., and otherwise in accordance with the other terms and subject to the other conditions contemplated by the Stockholders’ Agreement.

Termination

Following the Closing:

•

Section 2 of the Stockholders’ Agreement (Agreement to Vote), Section 3 of the Stockholders’ Agreement (Board of Directors), Section 4 of the Stockholders’ Agreement (Required Approvals) and Section 7 of the Stockholders’ Agreement (Covenants of the Company) will terminate automatically (without any action by any party to the Stockholders’ Agreement) on the first date on which no Voting

Party has the right to designate a director to the board of directors of VGH, Inc. under the Stockholders’ Agreement; provided, that the provisions in Section 7(b) of the Stockholders’ Agreement (regarding indemnification of directors of the Company and maintenance of director and officer liability insurance by the Company) will survive such termination;

•

Section 5 of the Stockholders’ Agreement (Controlled Company) will terminate automatically (without any action by any party to the Stockholders’ Agreement) on the first date on which the combined voting power of the Voting Parties no longer exceeds 50% of the total voting power of the Company then outstanding; and

•

the remainder of the Stockholders’ Agreement will terminate automatically (without any action by any party thereto) as to each Voting Party when such Voting Party ceases to beneficially own any securities of the Company that may be voted in the election of the Company’s directors registered in the name of, or beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, including by the exercise or conversion of any security exercisable or convertible for shares of VGH, Inc. common stock, but excluding shares of stock underlying unexercised options or warrants) by such Voting Party.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, SCH, the Sponsor, V10 and each officer and director of SCH, V10, Company A, Company B and Company LLC entered into the Sponsor Support Agreement, dated as of July 9, 2019, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D. Pursuant to the Sponsor Support Agreement, the Sponsor and each officer and director of SCH agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

The Sponsor Support Agreement and all of its provisions will terminate and be of no further force or effect upon the earlier of (a) the consummation of the Business Combination and (b) the liquidation of SCH. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, VGH, Inc., Vieco US, the Sponsor and Mr. Palihapitiya will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which VGH, Inc. will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of VGH, Inc. common stock and other equity securities of VGH, Inc. that are held by the parties thereto from time to time.

Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of VGH, Inc. common stock held by the Sponsor immediately following the Closing and the shares of VGH, Inc. common stock received by Vieco US in connection with the Business Combination, including a two-year lock-up of such shares in each case, subject to limited exceptions as contemplated thereby (including that Vieco US may transfer up to 50% of the shares of VGH, Inc. common stock received by it pursuant to the Merger Agreement after giving effect to the related transactions).

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by SCH, Sponsor and the other parties thereto in connection with SCH’s initial public offering.

Trademark License Agreement

On July 9, 2019 and in connection with the VG Companies’ entry into the Merger Agreement, the VG Companies agreed that the trademark license agreement with VEL would, effective on the consummation of the Business Combination, be amended and restated and novated to VGH, Inc., in order for VGH, Inc. to continue to have these rights following consummation of the Business Combination. Pursuant to the Amended TMLA, VGH, Inc. will have certain exclusive and non-exclusive rights to use the “Virgin Galactic” name and brand and the Virgin signature logo. The rights of the VG Companies under the Amended TMLA are subject to certain reserved rights and pre-existing licenses granted by VEL to third parties. In addition, for the term of the Amended TMLA, to the extent the Virgin Group does not otherwise have a right to place a director on the board of directors of VGH, Inc., such as Vieco US’s right to designate the VG designees under the Stockholders’ Agreement, under the Amended TMLA, VGH, Inc. has agreed to provide VEL with the right to appoint one director to VGH, Inc.’s board of directors (provided the designee is qualified to serve on the board under all applicable corporate governance policies and regulatory and NYSE requirements).

Unless terminated earlier, the Amended TMLA will have an initial term of 25 years from the date of the consummation of the Business Combination, subject to up to two additional 10-year renewals by mutual agreement of the parties. The Amended TMLA may be terminated by VEL upon the occurrence of a number of specified events, including if:

•	VGH, Inc. commits a material breach of its obligations under the agreement (subject to a cure period, if applicable);

•	VGH, Inc. materially damages the Virgin brand;

•	VGH, Inc. uses the brand name “Virgin Galactic” outside of the scope of the activities licensed under the Amended TMLA (subject to a cure period);

•	VGH, Inc. becomes insolvent;

•	VGH, Inc. undergoes a change of control to an unsuitable buyer, including to a competitor of VEL’s group;

•	VGH, Inc. fails to make use of the “Virgin Galactic” brand to conduct its business;

•	VGH, Inc. challenges the validity or entitlement of VEL to own the “Virgin” brand; or

•

the commercial launch of VGH, Inc.’s services does not occur by a fixed date or thereafter, if we are unable to undertake any commercial flights for paying passengers for a specified period (other than in connection with addressing a significant safety issue).

Upon any termination or expiration of the Amended TMLA, VGH, Inc. will (unless otherwise agreed with VEL) have ninety days to exhaust, return or destroy any products or other materials bearing the licensed trademarks, and to change VGH, Inc.’s corporate name to a name that does not include any of the licensed trademarks, including the Virgin name.

Pursuant to the terms of the Amended TMLA, VGH, Inc. will be obligated to pay VEL quarterly royalties equal to the greater of (a) a low single-digit percentage of its gross sales and (b)(i) prior to the first spaceflight for paying customers, a mid-five figure amount in dollars and (ii) from its first spaceflight for paying customers, a low-six figure amount in dollars, which increases to a low-seven figure amount in dollars over a four-year ramp up and thereafter increases in correlation with the consumer price index. In relation to certain sponsorship opportunities, a higher, mid-double-digit percentage royalty on related gross sales applies.

The Amended TMLA also contains, among other things, customary mutual indemnification provisions, representations and warranties, information rights of VEL and restrictions on VGH, Inc.’s and its affiliates’ ability to apply for or obtain registration for any confusingly similar intellectual property to that licensed to

VGH, Inc. pursuant to the Amended TMLA. Furthermore, VEL is generally responsible for the protection, maintenance, and enforcement of the licensed intellectual property, including the Virgin brand, subject to VGH, Inc.’s step-in rights in certain circumstances.

All Virgin and Virgin-related trademarks are owned by VEL and VGH, Inc.’s use of such trademarks will be subject to the terms of the Amended TMLA, including its adherence to VEL’s quality control guidelines and granting VEL customary audit rights over its use of the licensed intellectual property.

U.S. Transition Services Agreement

The Merger Agreement contemplates that, at the Closing, TSC, LLC, VG, LLC, GV LLC and VO, LLC will enter into the U.S. Transition Services Agreement, pursuant to which the parties will establish a service schedule to control the provision of services among the parties, as GV LLC and VO, LLC on the one hand and TSC, LLC and VG, LLC on the other hand, will no longer be members of the same consolidated corporate group following the Business Combination.

VO, LLC will provide propulsion engineering, tank design support services, tank manufacturing services, and office space access and usage services to TSC, LLC, as well as business development and regulatory affairs services to both TSC, LLC and VG, LLC. TSC, LLC will provide office space, logistics and welding services, and IT services to VO, LLC. VG, LLC will provide pilot utilization services, finance and accounting services, and insurance advisory services to VO, LLC. GV LLC will provide IT services to VG, LLC and TSC, LLC if such IT services have not been fully transitioned or the applicable contracts have not been assigned prior to Closing. The proposed U.S. Transition Services Agreement is necessary in order for the parties to continue to operate their respective businesses on and after the Closing.

U.K. Transition Services Agreement

The Merger Agreement contemplates that, at the Closing, VGL and VML will enter into the U.K. Transition Services Agreement, governed under the laws of England and Wales, pursuant to which current VGL employees based in the United Kingdom will continue to receive access to certain third-party and Virgin Group employee benefits services for up to 12 months post-Closing, including pension benefits, dental insurance and private healthcare schemes. Under the terms of the U.K. Transition Services Agreement, VML is obliged to use its best endeavors to provide access to or procure the performance of any service listed in the schedule to the extent that VML is (i) receiving such service from a relevant third-party provider itself, (ii) permitted by the terms of its agreement with that third-party provider to allow VGL to receive the relevant services and (iii) not prevented by the third-party provider from providing VGL access to the relevant services.

Non-Disclosure Agreement

On October 23, 2018, SCH entered into a non-disclosure agreement (the “Non-Disclosure Agreement” and, together with the Purchase Agreement and the Sponsor Support Agreement, the “Ancillary Agreements”) with Virgin Management USA, Inc., and its parent and subsidiary entities (referred to collectively therein as “Virgin”), the provisions of which agreement survived the execution of the Merger Agreement and will automatically terminate on October 23, 2020. The Non-Disclosure Agreement provides for, among other things, certain confidentiality obligations mutually owed by SCH and Virgin in relation to the information disclosed by or on behalf of either party in connection with the consideration of a possible transaction or business relationship between the parties.

Background to the Business Combination

SCH is a blank check company incorporated on May 5, 2017, as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Business Combination was the result of an extensive search for a potential transaction using the network and investing and operating experience of our management team, including our board of directors. The terms of the Merger Agreement were the result of extensive negotiations between SCH and VG (and its affiliates). The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

On September 18, 2017, SCH completed its initial public offering of 69,000,000 units which included the issuances of 69,000,000 units including 9,000,000 units subject to the underwriters’ over-allotment option, at a price of $10.00 per unit (the “SCH units”), generating gross proceeds of $690,000,000 before transaction costs (including deferred underwriting expenses to be paid upon the completion of SCH’s initial business combination). Each unit consisted of one SCH Class A ordinary share and one-third of one public warrant. Each public warrant entitles the holder thereof to purchase one SCH Class A ordinary share at a price of $11.50 per share, subject to certain adjustments. Simultaneous with the closing of the initial public offering, SCH completed the private sale of an aggregate of 8,000,000 Private Placement Warrants at a price of $1.50 per warrant to the Sponsor. The Private Placement Warrants are the same as the public warrants, except that the Private Placement Warrants (i) are not redeemable by SCH, (ii) may be exercised for cash or on a cashless basis, so long as they are held by the Sponsor or any of its permitted transferees, and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the Private Placement Warrants). In addition, the Private Placement Warrants and their underlying securities will not be transferable, assignable or salable until 30 days after the consummation of SCH’s initial business combination. In connection with SCH’s initial public offering, Connaught (UK) Limited (“Connaught”) acted as financial advisor to SCH, Credit Suisse Securities (USA) LLC (“Credit Suisse”) acted as capital markets advisor to SCH, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) acted as U.S. legal advisor to SCH and Maples and Calder (“Maples”) acted as Cayman Islands legal advisor to SCH.

Since the completion of its initial public offering, SCH considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of SCH contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies in the media, transportation, education, healthcare, technology, consumer services and retail sectors. SCH considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational experience and network of SCH’s management team. In the process that led to identifying the VG Companies as an attractive investment opportunity, SCH’s management team evaluated over 250 potential business combination targets and made contact with representatives of 50 such potential combination targets to discuss the potential for a business combination transaction.

On October 17, 2018, Alex Usher-Smith, co-founder of Connaught, on behalf of SCH, met with James Peck, a director of Virgin Group (“Virgin”), on behalf of Virgin, at Virgin’s offices in London to introduce Mr. Usher-Smith to certain of the businesses of Virgin, including the “Virgin Galactic” business (operated by the VG Companies) and the “Virgin Orbit” business (such businesses, collectively, the “Businesses”). At the time of the meeting, Virgin was seeking new investments for the Businesses after announcing the week before that previously announced discussions with the Public Investment Fund of the Kingdom of Saudi Arabia (“PIF”), regarding a proposed investment of approximately $1 billion into the Businesses in exchange for a minority ownership stake, had been suspended in light of the disappearance of Saudi journalist Jamal Khashoggi. Mr. Peck conveyed Virgin’s objective to raise upwards of $500 million for the Businesses, with the possibility of raising funds for each of the “Virgin Galactic” business and the “Virgin Orbit” business separately. During the meeting, Mr. Usher-Smith gave a description of the structure of SCH and the potential advantages of a transaction with a special purpose acquisition company generally, and SCH in particular.

On October 17, 2018, following his meeting with Mr. Peck, Mr. Usher-Smith e-mailed Chamath Palihapitiya, Chief Executive Officer of SCH and Chairman of its board of directors, and Ian Osborne, President of SCH and a member of its board of directors, regarding the opportunity of a potential business combination transaction with respect to the Businesses, each of whom subsequently confirmed their agreement with Mr. Usher-Smith’s proposal to move forward in evaluating such opportunity.

Between October 17, 2018 and October 19, 2018, Mr. Peck contacted Evan Lovell, Virgin’s Chief Investment Officer, based in New York, via telephone, to present SCH as a prospective business combination partner and to discuss the potential benefits of a business combination transaction with SCH with respect to the Businesses. Mr. Peck then contacted Mr. Usher-Smith via telephone to communicate that, based on his call with Mr. Lovell, Virgin management would like to further discuss SCH’s interest in a potential business combination with respect to the Businesses. Mr. Usher-Smith subsequently conveyed this message to Mr. Osborne in an email summarizing his recent discussions with Mr. Peck.

On October 19, 2018, Mr. Osborne, on behalf of SCH, e-mailed representatives of Skadden regarding a potential business combination with respect to certain entities affiliated with the Virgin Group, including the “Virgin Galactic” business.

On October 23, 2018, SCH executed a non-disclosure agreement (the “Non-Disclosure Agreement”) with Virgin Management USA, Inc., which also covered certain of its parent and subsidiary entities, including V10. See “ —Related Agreements—Non-Disclosure Agreement” for additional information. After the Non-Disclosure Agreement was executed, V10 (an indirect parent of the entities comprising the Businesses) and its affiliates began providing preliminary confidential information to SCH related to the Businesses.

On October 24, 2018, Mr. Usher-Smith, on behalf of SCH, met with Mr. Peck at Connaught’s offices in London and Latif Peracha, a former managing director of Virgin, who joined the meeting by telephone, on behalf of Virgin, to provide additional information regarding SCH and to further discuss Virgin’s financing plans with respect to the Businesses. Following the meeting, on October 26, 2018, Mr. Usher-Smith e-mailed Mr. Palihapitiya and Mr. Osborne regarding his recent discussions with Mr. Peck and Mr. Peracha and a proposed meeting between representatives of Virgin and SCH in New York to further discuss a potential business combination transaction with respect to the Businesses.

On November 12, 2018, Mr. Usher-Smith, Adam Bain, a member of SCH’s board of directors, Benjamin Chan, a managing director of Connaught, and David Hermer, a managing director of Credit Suisse, in each case, on behalf of SCH, and Mr. Lovell, Mr. Peracha, and Mr. Peck, on behalf of Virgin, met at Virgin’s offices in New York. During the meeting, the representatives of Virgin presented information with respect to the Businesses and discussed the reasons Virgin was seeking funding for the Businesses. Also during the meeting, the representatives of SCH presented SCH as a prospective business combination partner and discussed the process of entering into a business combination transaction with a special purpose acquisition company generally and the potential merits of such a transaction with respect to Virgin’s objectives for these businesses.

On November 14, 2018, a potential business combination transaction with respect to the Businesses was added as an agenda item on the bi-monthly update calls held among SCH management, SCH’s outside advisors and the SCH directors who were able to attend such calls on any given occasion, to track the status of their evaluation of and outreach to potential business combination targets, which continued to be held on a regular basis through March 2019. During these meetings, updates regarding a potential business combination with respect to the Businesses were given and such potential transaction was regularly discussed, among other potential business combinations.

Over the next two months, representatives of SCH had multiple exchanges with representatives of Virgin to discuss Virgin’s wider ongoing fundraising process, Virgin’s priorities for any potential transaction, considerations specific to special purpose acquisition companies and the potential structure, value, timing and risks of a business combination transaction involving SCH and the Businesses. In December 2018, representatives of VG began to engage LionTree Advisors LLC (“LionTree”) and Perella Weinberg Partners LP (“PWP”) to act as joint placement agents in connection with a proposed private placement of equity or equity-

linked securities representing interests in the collective businesses of Virgin Galactic, LLC and TSC, LLC. With the assistance of PWP and LionTree, representatives of Virgin explored a private fundraising process in parallel with the negotiations regarding a potential business combination with SCH. During this time, representatives of SCH and representatives of Virgin also organized a series of meetings between the respective management teams to be held in January 2019 and discussed their respective goals and desired outcomes for such meetings.

On January 11, 2019, Mr. Bain, Mr. Chan, Ben Griffiths, a director of Connaught, Mr. Palihapitiya, and Mr. Hermer, on behalf of SCH, and the management team of the “Virgin Orbit” business (including Dan Hart, its Chief Executive Officer, and Brita O’Rear, its Chief Financial Officer) and Mr. Peracha, on behalf of Virgin, met for approximately two hours at the “Virgin Orbit” offices in Long Beach, California to discuss the “Virgin Orbit” business and the potential for a business combination with SCH. The “Virgin Orbit” management team gave a presentation on the “Virgin Orbit” business and lead the representatives of SCH on a tour of the facilities.

Later on January 11, 2019, Mr. Bain, Mr. Chan, Mr. Griffiths, Mr. Palihapitiya and Mr. Hermer, on behalf of SCH, met with Mr. Peracha and the management team of the “Virgin Galactic” business (including George Whitesides, its Chief Executive Officer and a director of V10, Jon Campagna, its Chief Financial Officer, Michael Moses, the President of Virgin Galactic, LLC, and Enrico Palermo, the President of TSC, LLC), on behalf of Virgin, at the “Virgin Galactic” headquarters in Mojave, California. The “Virgin Galactic” management team gave a presentation on the “Virgin Galactic” business and lead the representatives of SCH on a tour of the facilities, which included walking them through the production floor, and provided an overview of flight operations and a flight simulation.

On January 17, 2019, Mr. Peracha sent Mr. Bain via email copies of a management presentation (which included financial information, views on competitive positioning, timing of upcoming business milestones and structure of the Businesses, including in relationship to other Virgin businesses) and a governance overview of each of the “Virgin Galactic” and “Virgin Orbit” businesses, which included information on profits and losses, cash flows and underlying key assumptions for each of the two businesses.

On January 24, 2019, representatives of SCH e-mailed an initial non-binding letter of intent (addressed to Virgin management) to Mr. Peracha, regarding a proposed business combination with respect to the Businesses (subject to due diligence and negotiation of definitive transaction agreements). This non-binding letter of intent included an initial enterprise value for the Businesses of $1.5 billion on a pre-transaction, debt-free, cash-free basis and contemplated that, prior to the consummation of any business combination transaction, SCH would domesticate as a Delaware corporation. The valuation with respect to the Businesses reflected in this initial non-binding letter of intent was determined based on SCH management’s analysis of the projected EBITDA to be generated by the “Virgin Galactic” business and the “Virgin Orbit” business, taken together, in comparison to projected capital expenditures, in each case as projected by each business’ management. The value of this opening non-binding proposal implied a discount to these projections, but SCH management determined that it would be the starting point for further negotiations.

On January 28, 2019, Mr. Bain and Mr. Peracha held a call to discuss Virgin’s feedback on the proposed non-binding letter of intent. Mr. Peracha conveyed Virgin’s position that the $1.5 billion valuation was too low and that Virgin’s believed the valuation should have been closer to $2 billion given the higher valuation underlying the proposed financing with PIF and certain other factors, but they indicated that Virgin would be open to walking through the proposed methodology for valuation more closely to move forward if SCH could revert with a revised valuation within an acceptable range.

Over the course of the following week, representatives of SCH had multiple conversations and email exchanges with representatives of Virgin, to discuss valuation and certain other considerations with respect to a potential business combination transaction involving SCH and the Businesses. Such considerations included, among other things: process considerations applicable to transactions with special purpose acquisition companies (for example, with respect to required approvals, typical due diligence process and investor outreach), public company readiness and related concerns, financing options and deal certainty in light of SCH’s public shareholders having redemption rights in respect of its public shares with respect to a business combination transaction.

On February 5, 2019, representatives of SCH e-mailed a revised non-binding letter of intent (addressed to Virgin management) to Mr. Peracha. This non-binding letter of intent included a revised enterprise value for both of the Businesses of $2.0 billion on a pre-transaction, debt-free, cash-free basis (including a $200 million earn-out opportunity tied to stock price performance, to be paid out within five years after the closing of the proposed business combination) and a secondary repurchase of up to $100 million (whereby the post-combination company would use up to $100 million in cash to repurchase shares of its common stock issued to V10 in the proposed business combination at a price of $10.00 per share).

Over the following month, representatives of SCH had multiple exchanges with representatives of Virgin to discuss valuation (including earn-out and secondary repurchase features), governance matters with respect to the combined company (including regarding appropriate board leadership) and to organize an in-person meeting between Richard Branson, on behalf of Virgin, and Mr. Bain or Mr. Palihapitiya, on behalf of SCH, to discuss vision for the future of the Businesses before progressing to the next stage of negotiations.

On February 17, 2019, Mr. Bain and Mr. Branson met for several hours at Mr. Branson’s property on Necker Island in the British Virgin Islands to discuss the terms of the proposed business combination and the reasons and motivations behind the decision of the SCH management team to pursue a transaction with these Virgin entities. During the meeting, Mr. Branson conveyed a preference on behalf of Virgin management for a potential business combination transaction involving SCH and the “Virgin Galactic” business only (including the VG Companies but not the entities comprising the “Virgin Orbit” business), which was based on, among other things, the view of Virgin management that the “Virgin Galactic” business and the “Virgin Orbit” business were distinct enough that a combined public company could lead to inefficiencies in the development in one or both businesses.

Over the following two weeks, representatives of SCH worked with representatives of Credit Suisse to explore the merits and potential terms of a business combination involving the “Virgin Galactic” business only, whereby only the VG Companies would be acquired. SCH management considered a range of potential valuations for the VG Companies only, based on an analysis of the projected EBITDA to be generated by the “Virgin Galactic” business in comparison to projected capital expenditures, as projected by VG management.

On March 2, 2019, representatives of SCH e-mailed the first version of a non-binding letter of intent (addressed to Virgin management) to Mr. Peracha, providing for the acquisition of the VG Companies only. This non-binding letter of intent also included an updated valuation of $850 million (with no earn-out opportunity) and a secondary repurchase of up to $150 million, representing slightly less than half of the amount of the prior proposed valuation for the Businesses as a whole, pending additional discussions between the parties regarding appropriate valuation of each of the Businesses, when considered separately. The value of this opening non-binding proposal for the VG Companies only was determined by reference to the lower end of the range of valuations considered by SCH management and implied a substantial discount to VG management’s projections, with an expectation that projections would be further refined upon continued diligence on the VG Companies only and with the understanding that this proposal would be the starting point for further negotiations.

Over the course of two days beginning on March 4, 2019, following additional e-mail exchanges between representatives of SCH and representatives of Virgin regarding the terms of the proposed business combination, including the appropriate valuation for the VG Companies only, Mr. Bain, Mr. Palihapitiya and Mr. Hermer, on behalf of SCH, held in-person meetings with Mr. Branson, Mr. Lovell and Mr. Peracha, on behalf of Virgin, while the latter were attending an event held by LionTree in Park City, Utah, to discuss structure, value and timing of a potential business combination on such revised terms in order to determine a path forward for the parties, if any, towards such a transaction.

Later on March 5, 2019, following further discussion of the revised non-binding letter of intent among the parties, Mr. Bain, on behalf of SCH, e-mailed a revised non-binding letter of intent (addressed to Virgin management) to Mr. Peracha in respect of an acquisition of the VG Companies only. This revised non-binding letter of intent included a revised enterprise value for the VG Companies of $1.2 billion on a pre-transaction, debt-free, cash-free basis (including a $150 million earn-out opportunity) and a secondary repurchase of up to $150 million.

Over the following three weeks, representatives of SCH and representatives of Virgin engaged in multiple conversations and held multiple meetings to address, among other things: (i) Virgin’s private fundraising process being conducted through LionTree and PWP in parallel with the negotiations regarding a potential business combination transaction with SCH and corresponding risk for such potential transaction and (ii) concerns of the management of the VG Companies regarding transaction timing expectations. During this time, the parties also continued discussions around valuation considerations and methodology, treatment of current V10 stock options and pro forma ownership of the combined company and exchanged multiple drafts of the non-binding letter of intent.

In addition, during the weeks of March 11 and March 18, 2019, Mr. Bain held individual calls with members of SCH’s board of directors to discuss the terms of the proposed business combination with VG to be included in a revised non-binding letter of intent.

During the first week of April 2019, Mr. Palihapitiya, on behalf of SCH, and Mr. Whitesides, on behalf of V10, entered into a non-binding letter of intent, effective as of April 3, 2019 (the “LOI”), regarding a potential business combination transaction (subject to due diligence and negotiation of definitive agreements) with VG, providing a pre-transaction value for the VG Companies of $1.3 billion on cash-free, debt-free basis (with no earn-out opportunity) and a secondary repurchase of up to $200 million. The LOI contemplated that the board of directors of the post-combination company would consist of seven members: four of whom would be appointed by VG (one of whom would serve as the Chairman of the board of directors), two of whom would be appointed by SCH and one independent member to be mutually agreed by the parties.

Pursuant to the non-binding letter of intent, each of V10 and SCH agreed that the period from the date thereof until the earliest of (i) their mutual agreement in writing to terminate the obligations contained in the LOI, (ii) June 15, 2019 and (iii) the date that SCH proposed any change to the terms contemplated by the non-binding letter of intent that is adverse to VG or its stockholders in any material respect (the “Exclusivity Period”), VG would not and would direct its representatives acting on its behalf not to, solicit or initiate any inquiry, indication of interest, proposal or offer from any publicly traded special purpose acquisition company (other than SCH or any of SCH’s subsidiaries), participate in any discussions or negotiations with another special purpose acquisition company regarding, or enter into any understanding, arrangement, agreement in principal or other commitment with such an entity relating to, an issuance or sale of VG equity interests or an asset sale, merger or other business combinations of the VG Companies to or with another special purpose acquisition company.

The LOI contemplated that a newly-formed subsidiary of SCH would merge with and into a subsidiary of V10, which would be a newly-formed holding company (formed to hold the VG Companies) and that, as consideration for the proposed business combination, all equity interests of the VG Companies would automatically be converted into newly issued common shares of SCH valued at $10.00 per share in such merger and, subject to redemptions by SCH’s public shareholders, SCH would use up to $200 million to effect a secondary purchase of such newly issued common shares from VG stockholders after the closing of the proposed business combination. As a result, continuing stockholders of VG were expected to own approximately 56.1% of the common shares of the combined company while shareholders of SCH would own 43.9% of the combined company after closing of the proposed business combination. Pursuant to the LOI, the closing of the proposed business combination would be conditioned on SCH holding at least $400 million in cash in trust after satisfying its redemption obligations to its public shareholders (provided that SCH would have the right to purchase additional shares of SCH at a price of $10.00 per share to satisfy this condition, either along or together with any amount funded by the Sponsor, which would be required to contribute (or raise to be contributed) at least $25 million (if such amount, together with any amount funded by V10, would satisfy such condition).

On April 10, 2019, representatives of Skadden were provided with access to the virtual data room of VG and began conducting legal due diligence review of certain of the legal materials contained therein, including, among others, information and documents relating to: governance matters (including the organizational documents of the VG Companies and board minutes), the separation of the small satellite launch business now known as the “Virgin Orbit” business from the “Virgin Galactic” business, third party arrangements with customers and suppliers, intellectual property owned or used by VG, real property, employee compensation and benefits, labor and employment matters, environmental matters and export control and security matters. In addition, Jenner & Block LLP (“Jenner”) was subsequently engaged to conduct a due diligence review regarding FAA matters and issues relating to commercial spaceflight. Also on this date, representatives of Credit Suisse, on behalf of SCH, and George Howard, an investment manager at Virgin, on behalf of Virgin, met in Los Angeles, California to discuss certain financial information of the VG Companies in connection with SCH’s financial due diligence review.

On April 17, 2019, Mr. Bain, Mr. Palihapitiya and representatives of Credit Suisse, on behalf of SCH, and Mr. Whitesides, Mr. Palermo and Mr. Campagna, on behalf of the VG Companies, and Mr. Howard, on behalf of Virgin, met at the “Virgin Galactic” headquarters in Mojave, California to discuss investor presentations and the market opportunities for the “Virgin Galactic” business.

On April 30, 2019, representatives of Skadden, on behalf of SCH, held a legal due diligence call with members of Virgin and VG’s management team (including James Cahillane, Virgin Group U.S. General Counsel, Mr. Whitesides, Mr. Campagna, Vanessa Chandler, Virgin Galactic, LLC General Counsel, and Jeri Looney, TSC, LLC General Counsel), covering Skadden’s initial legal due diligence questions and requests after an initial review of the materials provided in the data room.

During the first two weeks of May 2019, SCH’s directors were advised on the status of the proposed business combination with VG, including pursuant to a telephonic meeting of (i) the full board of directors of SCH, held on May 7, 2019, during which management of SCH provided an update to the board of directors regarding the status of the proposed business combination and the various work streams relating to the target entities (including due diligence and the drafting of the definitive agreements) and solicited feedback and answered questions from SCH’s directors related thereto and (ii) the audit committee of the board of directors of SCH, held on May 9, 2019, during which the status of the proposed business combination with VG was further discussed in closed session with Mr. Palihapitiya, who also answered additional questions from committee members regarding timeline of the business combination and anticipated requirements with respect to public filings, among other things.

Also during the first two weeks of May 2019, representatives of Credit Suisse, on behalf of SCH, began contacting a limited number of potential and existing institutional investors of SCH, each of whom agreed to maintain the confidentiality of the information received pursuant to customary non-disclosure agreements, to discuss the proposed business combination and such investors’ potential interest. Beginning on May 13, 2019, representatives of SCH, the VG Companies and Credit Suisse, as well as Mr. Howard, on behalf of Virgin, participated in various in-person meetings with certain of these existing and potential investors of SCH.

On May 16, 2019, Mr. Bain, on behalf of SCH, sent an initial draft of the Merger Agreement with respect to the proposed business combination (which draft had been prepared by Skadden) to Mr. Lovell, Mr. Howard and Mr. Cahillane, on behalf of Virgin. The final documentation, including with respect to transaction structure, post-closing recourse and certain other terms and conditions that were not fully addressed in the non-binding letter of intent, required additional negotiation.

On May 22, 2019, Mr. Bain and representatives of Credit Suisse, on behalf of SCH, met in New York with Mr. Lovell, Mr. Cahillane and Mr. Howard, on behalf of Virgin, regarding feedback from the meetings with institutional investors, including the generally positive response received regarding a potential business combination transaction involving SCH and VG.

On May 28, 2019, Mr. Palihapitiya, on behalf of SCH, held a call with Mr. Branson, on behalf of Virgin, to discuss the status of negotiations between the parties of the terms of the proposed business combination, to determine next steps to resolving the outstanding business issues and to re-affirm their mutual desire to move forward towards a definitive transaction agreement for the proposed business combination.

On May 30, 2019, V10 engaged The Klein Group, LLC (“Klein”), an affiliate of M. Klein and Company, LLC, as its financial advisor to provide strategic advice and assistance in connection with a potential merger transaction with a “blank check” company or an investment transaction, including an initial public offering of Virgin Galactic, LLC and TSC, LLC, collectively.

On June 8, 2019, representatives of Skadden, on behalf of SCH, e-mailed to representatives of Latham and Watkins, LLP (“Latham”), on behalf of Virgin, initial drafts of certain ancillary agreements, including the Stockholders’ Agreement and the Registration Rights Agreement based on the terms of the non-binding letter of intent, updated by subsequent discussions. The final documentation, including with respect to the governance rights and limitations of the majority stockholder in the post-combination company, the board composition and related governance matters and certain registration rights to be granted to the parties by the post-combination company, the details of which were not fully addressed in the non-binding letter of intent and required additional negotiation.

During the week of June 10, 2019, Mr. Palihapitiya and representatives of Credit Suisse, on behalf of SCH, held a call with Mr. Lovell and a representative of Klein, on behalf of Virgin, to further discuss certain process points with respect to transacting with a special purpose acquisition company generally and approach to management of the proposed business combination in accordance with the parties’ respective objectives for the combined business after the closing of the proposed business combination. Also during this time, representatives of SCH proposed amending the LOI to extend the period of exclusivity thereunder from June 15, 2019 to July 8, 2019, in order to allow the parties sufficient time to finalize the terms of any definitive documentation for the proposed business combination and the parties held multiple discussions on this and other proposed changes to the terms of the LOI.

On June 14, 2019, representatives of Skadden, on behalf of SCH, e-mailed to representatives of Latham, on behalf of Virgin, a proposed amended and restated LOI (“A&R LOI”), which provided for, among other things, an additional $100 million co-investment by the Sponsor or one of its affiliates (the parties later agreed that Mr. Palihapitiya would consummate this co-investment in his individual capacity) in the form of a secondary purchase of shares issued to V10 in the proposed business combination (at a price of $10 per share), certain changes to the proposed composition of the board of directors of the post-combination company, an extension of the exclusivity period end date from June 15, 2019 to July 1, 2019 and a signing date of July 1, 2019. Over the course of the next two days, the parties held multiple calls to discuss these and other changes to the terms of the proposed business combination as set forth in the A&R LOI and exchanged multiple drafts of the A&R LOI.

On June 15, 2019, Mr. Palihapitiya and Mr. Branson held a call and verbally agreed to the terms of a revised version of the A&R LOI, which provided for, among other things: (i) a $100 million co-investment in the form of a secondary purchase of shares issued to V10 in the proposed business combination (at a price of $10 per share), some or all of the proceeds of which V10 may (x) repurpose as a primary sale by SCH to the Sponsor or (y) reinvest by purchasing additional shares of SCH common stock, in each case, at a price of $10 per share; (ii) a seven-member board of directors of the combined company after the consummation of the proposed business combination, three of whom would be appointed by VG, three of whom would be appointed by SCH (to initially include Mr. Bain and Mr. Palihapitiya, who would also initially serve as the Chairman of the board of directors, until a permanent independent chairperson reasonably acceptable to the Sponsor is identified and nominated by V10, at which time such person would become the chairperson of the board of directors and one of the three directors appointed by SCH would resign) and one independent director to be mutually agreed between the parties; (iii) a continual “force the vote provision” to be included in the definitive transaction agreements, with no termination right for any other potential business combination until the expiration of SCH’s time period for consummating a business combination (including any extension thereof to the extent obtained); and (iv) an extension of the exclusivity period end date from June 15, 2019 to July 8, 2019 and a signing date of July 8, 2019. In addition, the A&R LOI contemplated that, following the consummation of the proposed business combination (assuming (x) a $100 million secondary purchase by the Sponsor or one of its affiliates of shares issued to V10 in the proposed business combination (at a price of $10 per share), (y) no reinvestment by V10 by purchasing additional shares of SCH common stock using the proceeds of any such secondary purchase and (z) a $200 million repurchase by SCH of shares issued to V10 in the proposed business combination), if none of SCH’s public shareholders exercise their redemption rights with respect to SCH’s public shares, then shareholders of SCH and the Sponsor would own approximately 48.6% of the pro forma common shares of the combined company while continuing stockholders of the VG Companies would own 51.4% of the pro forma common shares of the combined company. Such version of the A&R LOI was executed shortly thereafter by each of Mr. Bain, on behalf of SCH, and Mr. Whitesides, on behalf of V10, to be effective as of June 15, 2019.

On June 16, 2019, Mr. Palihapitiya and Mr. Branson held a call to express their mutual support for the proposed business combination on the terms set forth in the A&R LOI and re-affirmed their respective commitment to building a successful combined business together.

On June 21, 2019, Mr. Howard, on behalf of Virgin, sent an email to Mr. Bain, on behalf of SCH, which contained the high-level terms of an employee incentive program proposal for the combined company, which the parties continued to negotiate through the week of July 1, 2019. On July 3, 2019, representatives of Latham e-mailed to representatives of Skadden an initial draft of the 2019 Plan. From that date until July 8, 2019, the parties continued to negotiate the terms of the 2019 Plan, pursuant to which certain stock options and restricted stock units would be granted from and after the consummation of the proposed business combination. During this time, representatives of Skadden also e-mailed to representatives of Latham an initial draft of an award agreement in respect of grants of restricted stock unit awards to certain of SCH’s independent directors under the 2019 plan (the “Director RSU Awards”), the terms of which the parties also continued to negotiate through July 8, 2019. See “Incentive Award Plan Proposal” for additional information.

On June 22, 2019, Richard Barker, a representative of Virgin Enterprises Limited, the trademark licensing entity of Virgin (“VEL”), e-mailed to representatives of Skadden a draft Deed of Novation, Amendment and Restatement (the “Novation Deed”), relating to an existing trademark license agreement (granting to an affiliate of V10 certain rights to use certain VIRGIN marks that are legally and beneficially owned by VEL), which would be novated to SCH and amended and restated in full in the form attached as an annex thereto (the “Amended TMLA”) with effect from and after the consummation of the proposed business combination. Representatives of VEL (including, among others, Bill Budd) and representatives of Bird and Bird LLP (intellectual property counsel to Virgin), on behalf of VEL, and representatives of Skadden, on behalf of SCH, continued to negotiate the Novation Deed and Amended TMLA through the week of June 24, 2019, exchanging multiple drafts prior to their execution of the Novation Deed on July 9, 2019. See “—Related Agreements—Trademark License Agreement” for additional information.

On June 22, 2019, representatives of Latham e-mailed a proposed tax structuring plan document to representatives of Skadden, which outlined the current transaction structure of the Mergers as well as the current Pre-Closing Restructuring Plan.

On June 26, 2019, representatives of Latham, e-mailed to representatives of Skadden an initial draft of the Sponsor Support Agreement, which Skadden forwarded to a representative of Cooley LLP (“Cooley”), on behalf of Mr. Palihapitiya in his individual capacity, which the parties continued to negotiate through the week of

July 1, 2019, exchanging multiple drafts prior to their execution of the Sponsor Support Agreement on July 9, 2019. See “ —Related Agreements—Sponsor Support Agreement” for additional information.

On June 26, 2019, following additional discussions among the parties, representatives of Latham, on behalf of Virgin, e-mailed to representatives of Skadden, on behalf of SCH, a revised version of the Merger Agreement, which did not contemplate any post-closing recourse or purchase price adjustments and reflected Virgin’s position on several other matters relating to transaction expenses and proposed closing conditions of the parties. However, such draft did not reflect the final transaction structure of the Mergers or address certain benefits-related matters that were still under discussion between the parties and were subject to change.

From that date through July 1, 2019, the parties discussed, over the course of multiple calls and email exchanges, certain issues with respect to the proposed business combination and the terms of the Merger Agreement, including those relating to, among other things: purchase price adjustments and working capital, transaction structure and other tax-related matters, indemnity, closing conditions (including the Minimum Cash Condition), Customer Deposits, transaction expenses, scope of representations and warranties and potential for representation and warranty insurance and the Pre-Closing Restructuring.

On June 27, 2019, representatives of SCH and V10 entered into a non-disclosure agreement with Aon plc (“Aon”), a broker of representation and warranty insurance, pursuant to which, shortly thereafter, SCH began providing Aon with confidential information regarding SCH, VG and the proposed business combination for the purposes of obtaining quotes from prospective carriers for a potential R&W Insurance Policy.

On June 27, 2019, representatives of Skadden, on behalf of SCH, emailed an initial draft Purchase Agreement to representatives of Latham and Cooley, on behalf of VG and Mr. Palihapitiya, respectively, providing for the $100 million Co-investment (conditioned upon the Closing). The parties continued to negotiate the Purchase Agreement throughout the week and during the week of July 1, 2019, exchanging multiple drafts prior to signing on July 9, 2019. See “ —Related Agreements—Purchase Agreement” for additional information.

On June 30, 2019, Mr. Howard, on behalf of VG, e-mailed to representatives of Skadden, copies of draft financial statements for the VG Companies only (i.e., which were not consolidated with the “Virgin Orbit” business or any other assets or enterprises not being acquired as part of the proposed business combination), but noted that audited financial statements would not be available until a few weeks after the proposed signing date for the Merger Agreement in the second week of July 2019.

On July 1, 2019, following further discussion of the draft agreement among the parties, representatives of Skadden e-mailed to representatives of Latham and Cooley, a revised version of the Merger Agreement.

On July 2, 2019, representatives of Latham e-mailed to representatives of Skadden an initial draft of the U.S. Transition Services Agreement, which the parties continued to negotiate throughout the week, exchanging multiple drafts. See “ —Related Agreements—UK Transition Services Agreement” for additional information.

On July 2, 2019, representatives of Latham communicated to representatives of Skadden that a press release to be published announcing the proposed business combination immediately after signing was being drafted by representatives of FTI Consulting Inc., engaged on behalf of Virgin, in cooperation with representatives of Credit Suisse, on behalf of SCH.

Also on July 2, 2019, representatives of Skadden provided a preliminary high level due diligence report to SCH’s management. The report provided a summary of matters reviewed during the course of Skadden’s due diligence review, which with respect to the VG Entities, involved, among other things, reviewing legal material posted to the virtual data room, discussing certain legal due diligence matters and posing follow-up questions to VG management telephonically (including on a legal due diligence call held by members of VG’s management on June 18, 2019), and included certain supplemental information provided by representatives of the VG Companies in response to Skadden’s written supplemental due diligence questions, including those submitted to VG on May 6, 2019, June 22, 2019 and June 25, 2019.

On July 4, 2019, following further discussion of the draft agreement among the parties, representatives of Latham e-mailed to representatives of Skadden and Cooley a revised version of the Merger Agreement.

From July 4, 2019 until signing on July 9, 2019, the parties discussed, over the course of multiple calls and email exchanges, certain issues with respect to the Merger Agreement’s terms, including those relating to, among other things: transaction structure and other tax-related matters, indemnity, conditions to Closing (including the Minimum Cash Condition and conditions regarding, among other things, certain equityholder approvals, cash required to be held by the VG Companies at Closing, absence of a material adverse effect, VG’s performance of covenants and the Pre-Closing Restructuring), termination rights of the parties, alternative acquisition proposals, regular funding of the VG Companies during the Interim Period, scope of representations and warranties and the R&W Insurance Policy, transaction expenses and post-Closing director and officer indemnification and insurance coverage. During this time and in connection with such discussions, the parties also exchanged multiple drafts of the Merger Agreement.

On July 4, 2019, representatives of Latham e-mailed to representatives of Skadden an initial draft of the UK Transitional Services Agreement, which the parties continued to negotiate throughout the week, exchanging multiple drafts. See “ —Related Agreements—UK Transition Services Agreement” for additional information.

After market close on July 8, 2019, SCH’s board of directors held a meeting by teleconference and representatives of Skadden and a representative of Maples telephonically attended the meeting. At the meeting, the senior management of SCH provided an overview of the proposed business combination and the target companies (including the rationale for the combined business) and updated SCH’s board of directors regarding the final negotiations of the terms of the proposed business combination. A representative of Maples gave a presentation to the board of directors on the directors’ fiduciary duties under Cayman law. SCH’s board of directors with the assistance of Skadden discussed and reviewed the proposed business combination, including the target companies, the terms and conditions of the Merger Agreement and the key ancillary agreements (copies of all of which were provided to the Board in advance of the meeting), the potential benefits of, and risks relating to the proposed business combination and the reasons for entering into the Merger Agreement and the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination. See “ —SCH’s Board of Directors Reasons for Approval of the Business Combination” for additional information related to the factors considered by SCH’s board of directors in approving the Business Combination. Following discussion, SCH’s board of directors unanimously determined, among other things, that the BCA Proposal is in the best interests of SCH and its shareholders and recommended that its shareholders vote “FOR” the proposal.

On July 8, 2019, at the same telephonic meeting of SCH’s board of directors, in connection with the discussion of the terms and conditions of the Merger Agreement, SCH’s board of directors also discussed seeking an extension of the time period SCH had to complete its initial business combination (as contemplated by the Merger Agreement), after which discussion, the board of directors unanimously determined (i) that it was in the best interests of SCH and its shareholders to (A) extend the date before which SCH must complete a business combination from September 18, 2019 to the December 18, 2019 under the Cayman Constitutional Documents, and (B) extend the date on which the trustee must liquidate the trust account if SCH has not completed its initial business combination from September 18, 2019 to December 18, 2019 and (ii) to recommend to the SCH shareholders that they vote to adopt such amendments.

On July 9, 2019, the parties finalized the transaction documents (or forms thereof) with respect to the Business Combination based on the terms previously agreed upon by the parties and approved by their respective boards of directors, including the Purchase Agreement, the Sponsor Support Agreement, the form of Stockholders’ Agreement, the form of Registration Rights Agreement, the forms of the US and UK Transition Services Agreements, the Deed of Novation and Amended TMLA, the 2019 Plan (including the Director RSU Awards), the Proposed Organizational Documents, which were also negotiated in connection with the Merger Agreement, and the proposed materials in respect of the public announcement of the Business Combination, including a press release. SCH, V10, the VG Companies and the Merger Subs subsequently executed the Merger Agreement. The Merger Agreement also provided that SCH would domesticate as a Delaware corporation prior to the Closing.

Concurrent with the execution of the Merger Agreement, SCH also entered into the Purchase Agreement, the Sponsor Support Agreement and the Deed of Novation and Amended TMLA. See “ —Related Agreements” for additional information.

Also on July 9, 2019, SCH issued a press release announcing the execution of the Merger Agreement, which it filed with a Current Report on Form 8-K along with an investor presentation providing information on VG and the proposed Business Combination.

On July 11, 2019, SCH filed a Current Report on Form 8-K with the executed Merger Agreement, the Purchase Agreement and the Sponsor Support Agreement.

On September 9, 2019, SCH held an extraordinary general meeting whereby the SCH shareholders approved the Extension Amendment.

SCH’s Board of Directors’ Reasons for the Business Combination

On July 8, 2019, the SCH board of directors (i) approved the Merger Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of SCH and its shareholders, and (iii) recommended that SCH’s shareholders approve and adopt the Business Combination.

In evaluating the Business Combination and making these determinations and this recommendation, the SCH board of directors consulted with SCH’s senior management and considered a number of factors.

The SCH board of directors and management also considered the general criteria and guidelines that SCH believed would be important in evaluating prospective target businesses as described in the prospectus for SCH’s initial public offering. The SCH board of directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, SCH stated that it intended to focus primarily on acquiring a company or companies with the following criteria and guidelines in part:

(i)

are in the technology industry and can benefit from the extensive networks and insights SCH has built (SCH also expects to evaluate targets in related industries that can use technology to drive meaningful operational improvements and efficiency gains, or enhance their strategic positions by using technology solutions to differentiate offerings);

(ii)	are ready to operate in the scrutiny of public markets, with strong management, corporate governance and reporting policies in place;

(iii)	will likely be well received by public investors and are expected to have good access to the public capital markets;

(iv)

are at an inflection point, such as those requiring additional management expertise, innovation to develop new products or services, improvement of financial performance or growth through a business combination;

(v)	have significant embedded and/or underexploited expansion opportunities;

(vi)

exhibit unrecognized value or other characteristics that SCH believes have been misevaluated by the market based on SCH’s company-specific analysis and due diligence review (for a potential target company, this process will include, among other things, a review and analysis of the company’s capital structure, quality of earnings, potential for operational improvements, corporate governance, customers, material contracts, and industry background and trends); and

(vii)

will offer attractive risk-adjusted equity returns for our shareholders. Financial returns will be evaluated based on (1) the potential for organic growth in cash flows, (2) the ability to accelerate growth, including through the opportunity for follow-on acquisitions and (3) the prospects for creating value through other value creation initiatives. Potential upside from growth in the target business’ earnings and an improved capital structure will be weighed against any identified downside risks.

In considering the Business Combination, the SCH board of directors determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

SCH’s board of directors considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, SCH’s board of directors as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of SCH’s board of directors may have given different weight to different factors. This explanation of SCH’s reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

In particular, the SCH board of directors considered the following factors:

•	The VG Companies and the Business Combination. The SCH board of directors considered the following factors related to the VG Companies and the Business Combination:

a.

Potential Public Investor Enthusiasm for Spaceflight. Since the advent of space exploration, there has been limited means for public investors to invest in the economic and strategic value of human spaceflight. Against this backdrop, the Business Combination with the VG Companies will create the world’s first and only publicly traded commercial human spaceflight company. VGH, Inc. will provide investors the opportunity to invest in commercial space travel and the potential value related to opening space to many tens of thousands of new astronauts.

b.

Experienced and Proven Management Team. The VG Companies’ management team has extensive experience in key aspects of the aerospace industry. The senior management team represents some of the most experienced and recognized leaders in flight operations, technical manufacturing as well as general management. Led by their Chief Executive Officer, George Whitesides, a former Chief of Staff for the National Aeronautics and Space Agency, the VG Companies became the first commercial space company to put a human into space. We expect that the VG Companies’ executives will continue with the combined company following the Business Combination. For additional information regarding VGH, Inc.’s executive officers, see the section entitled “Management of VGH, Inc. Following the Business Combination—Executive Officers.”

c.

Attractive Entry Valuation. VGH, Inc. will have an anticipated initial enterprise value of $1.5 billion implying a 2.5x multiple of 2023 projected revenue and a 5.5x multiple of 2023 projected EBITDA as VGH, Inc.’s commercial operations are expected to achieve scale. This represents approximately a 1.5x multiple of invested capital based on over $1 billion of capital investment to date. After the completion of the Business Combination, the majority of the net cash from SCH’s trust account is expected to be held on VGH, Inc.’s balance sheet to fund operations and support continued growth.

d.

Valuable Proprietary Intellectual Property. Over the course of the last 14 years, the VG Companies have developed an extensive portfolio of proprietary technologies that are embodied in the highly specialized vehicles that they have developed to enable commercial spaceflight. These technologies are largely embodied in proprietary know-how and trade secrets. In addition, the VG Companies seek to further protect their technologies with patents and patent applications when possible and consistent with its overall strategy to safeguard intellectual property.

e.

Vertically Integrated Go To Market Strategy. The VG Companies are vertically integrated, meaning they design, develop, manufacture, test and operate the critical components of their mission, including the spaceships and carrier aircraft themselves. These internal capabilities enable the VG Companies to build and optimize their spaceflight systems for a dynamic customer experience and with other critical capabilities, such as reusability and efficiency, are expected to facilitate a go to market strategy and drive the long-term profitability and value of the VG Companies.

f.

Robust Manufacturing Pipeline. The VG Companies have two additional SpaceShipTwo vehicles under construction and expect to expand the fleet to a total of five SpaceShipTwo vehicles in service by the end of 2023, which will enable an increase in the flight rate to meet customer demand.

g.

Attractive Business Model. The VG Companies have several capabilities that will allow them to scale rapidly to meet customer demand – among these are the design and implementation of reusable vehicles. For example, a single spaceship is designed to be reused for hundreds of cycles, with primarily only its rocket motor fuel cartridge and oxidizer being changed in between flights. These design features meaningfully reduce the operational cost of each spaceflight over time and allows for short turnaround times between flights. Over time, the VG Companies expect to have the ability to leverage their suite of proprietary technologies and reusable design to lower costs and allow lower ticket prices, while preserving profitability and meeting the demand for human spaceflight in a market where most other alternatives are extremely expensive.

h.

First Purpose-Built Commercial Spaceport. The VG Companies will operate from Spaceport America in New Mexico. Spaceport America is a more than $200.0 million facility built by the New Mexico government and leased to the VG Companies at an attractive annual rate. The spaceport is located on 27 square miles of desert landscape, with access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace facilitates frequent and consistent flight scheduling and the desert climate and its relatively predictable weather provides favorable launch conditions year-round. The facilities were built with the operational requirements and customers of the VG Companies in mind, with comprehensive consideration of its practical function, while also providing the basis for the Virgin Galactic experience. The VG Companies believe that this model will allow them to achieve high operational flight rates and can be used to scale to meet demand without significant additional capital outlays for physical plant and ground infrastructure. Similar models could also be used to facilitate international expansion in the future.

i.

High Growth Industry. The space race is shifting quickly from public-sector financing to private-sector financing. With this shift comes a more bottom-line focus on costs and utilization that creates the opportunity for an entirely new ecosystem of disruptive and profitable companies. According to an October 2018 article from the U.S. Chamber of Commerce, the commercial space market will grow 6% per year from $385.0 billion in 2017 to at least $1.5 trillion by 2040, reaching 5% of U.S. gross domestic product. Commercial spaceflight is expected to capture an important portion of this market as it will also allow for applications beyond initial use, including scientific research.

j.

Strong Competitive Position. The VG Companies’ differentiated technology and capabilities, its horizontal take-off and landing design, experienced management team, iconic brand, vertically-integrated design and manufacturing capabilities and extensive customer base separate them from the competition. VSS Unity, the VG Companies’ spaceship, was the first, and as of July 2019 remains the only, vehicle built for recurring commercial spaceflight service to have put humans into space. The VG Companies’ inaugural spaceflight in December 2018 was also the first and only space launch from U.S. soil since 2011 that carried human crew members. During its second spaceflight in February 2019, VSS Unity became the first vehicle built for commercial service to not only carry pilots but crew members, as well. We believe that the additional capital provided by the Business Combination will provide VGH, Inc. with the support needed to reach broad commercialization. Additionally, the VG Companies have the licenses they need from the FAA to begin commercial operations once they have completed a validation and testing process to the FAA’s satisfaction.

k.

Competitive Dynamics. The VG Companies’ position within the emerging commercial human spaceflight market is reinforced by significant barriers to entry for potential competitors as well as key differences in safety and customer experience. The VG Companies are the only commercial space company to date to take a horizontal take-off and landing approach, which mimics traditional aircraft in how the spaceship leaves the ground and returns to earth. The VG Companies provide a piloted experience where two highly trained pilots will take passengers to space. Because their spaceship’s rocket motor can be shut off at any time during flight, the VG Companies can conduct a safe abort at various phases of the flight mission. We are aware of only one competitor with a similar investment of time and money in suborbital commercial human spaceflight, which is taking a different approach to its launch architecture.

l.	Iconic, Widely Recognized Brand. Virgin is an iconic, widely recognized brand with significant brand strength and high awareness and a track record of creating memorable experiences.

m.

Demonstrated Willingness to Pay. Individuals, including those of high net worth, increasingly value experiences and the VG Companies offer a unique value proposition relative to comparably priced ultra-luxury travel and transportation experiences. As of June 30, 2019, the VG Companies had reservations for 603 spaceflights and approximately $80.0 million in deposits. Additionally, there have been more than 3,000 flight reservation inquiries since SpaceShipTwo’s first spaceflight in December 2018. The VG Companies have had high retention rates despite deposits being refundable during the development program. We believe that the market for exclusive, experiential products will continue to expand quickly and represents a significant opportunity for future growth.

n.

Expansive Future Opportunities. The VG Companies have developed an extensive set of vertically integrated aerospace development capabilities and technologies. In the future, they expect to explore the application of those proprietary technologies and capabilities in areas such as design, engineering, composites manufacturing, high-speed vehicles and production for other commercial and government uses. Among other potential opportunities, the VG Companies believe their technology could be used to develop supersonic and hypersonic vehicles that drastically reduce travel time for point-to-point international travel.

•

Best Available Opportunity. The SCH board of directors determined, after a thorough review of other business combination opportunities reasonably available to SCH, that the proposed Business Combination represents the best potential business combination for SCH based upon the process utilized to evaluate and assess other potential acquisition targets, and the SCH board of directors’ belief that such processes had not presented a better alternative.

•

Continued Ownership By Sellers. The SCH board of directors considered that the VG Companies’ equityholder would be receiving a significant amount of VGH, Inc. common stock as its consideration and would be the largest stockholder of VGH, Inc. The SCH board considered this as a strong sign of confidence in VGH, Inc. following the Business Combination and the benefits to be realized as a result of the Business Combination.

•

Results of Due Diligence. The SCH board of directors considered the scope of the due diligence investigation conducted by SCH’s senior management and outside advisors and evaluated the results thereof and information available to it related to the VG Companies, including:

•	extensive meetings and calls with Virgin Group and the VG Companies’ management team regarding its operations and projections and the proposed transaction;

•	several in-person visits to the VG Companies’ facilities in Mojave, California; and

•

review of materials related to the VG Companies made available by such companies, including financial statements, material contracts, key metrics and performance indicators, benefit plans, intellectual property matters, labor matters, information technology, privacy and personal data, litigation information, environmental matters, export control and security matters, FAA and other regulatory matters and other legal and business diligence.

•

Terms of the Merger Agreement. The SCH board of directors reviewed and considered the terms of the Merger Agreement, the Purchase Agreement and the other related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate the agreement. See “BCA Proposal—Related Agreements” for detailed discussions of the terms and conditions of these agreements.

The SCH board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•

Potential Inability to Complete the Merger. The SCH board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to SCH if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing primarily outside of the control of the parties to the transaction, including the need for antitrust approval. Moreover, if SCH does not obtain shareholder approval at the extraordinary general meeting, VG can continually obligate SCH to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such shareholder approval being obtained and December 18, 2019, the date by which SCH must cease all operations and begin to windup if SCH has not completed a business combination. This could limit SCH’s ability to seek an alternative business combination that SCH shareholders may prefer after such initial vote. The Merger Agreement also includes an exclusivity provision that prohibits SCH from soliciting other initial business combination proposals, which restricts SCH’s ability to consider other potential initial business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.

In addition, the SCH board of directors considered the risk that the current public shareholders of SCH would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to VGH, Inc. following the consummation of the Business Combination and potentially requiring VG to waive certain conditions under the Merger Agreement in order for the Business Combination to be consummated. The Minimum Cash Condition is for the sole benefit of VG except that this condition may not be waived by VG if the Trust Amount is less than $200.0 million. As of June 30, 2019, without giving effect to the Extension Amendment Redemptions and any future redemptions that may occur, the trust account had approximately $712.5 million in U.S. Treasury Bills. Further, the SCH board of directors considered the risk that current public shareholders would exercise their redemption rights is mitigated because the VG Companies will be acquired at an attractive aggregate purchase price.

•

The VG Companies’ Business Risks. The SCH board of directors considered that SCH shareholders would be subject to the execution risks associated with VGH, Inc. if they retained their public shares following the Closing, which were different from the risks related to holding public shares of SCH prior to the Closing. In this regard, the SCH board of directors considered that there were risks associated with successful implementation of VGH, Inc.’s long term business plan and strategy and VGH, Inc. realizing the anticipated benefits of the Business Combination on the timeline expected or at all. The SCH board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that SCH shareholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

•

Post-Business Combination Corporate Governance; Terms of the Stockholders’ Agreement. The SCH board of directors considered the corporate governance provisions of the Merger Agreement, the Stockholders’ Agreement, the Registration Rights Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of the Company following the Closing. In particular, they considered that Vieco US will individually control shares representing a majority of VGH, Inc.’s total outstanding shares of common stock upon completion of the Business Combination. Even if Vieco US were to control less than a majority of the common stock, it will be able to influence the outcome of corporate actions so long as it owns a significant portion of common stock. Vieco US and Mr. Palihapitiya will have the right to designate directors to the board of directors of VGH, Inc. for as long as they hold certain amounts of shares of the VGH, Inc. common stock and will have a right to approve or reject certain transactions involving VGH, Inc. The SCH board of directors was aware that these rights are not generally available to shareholders of SCH, including shareholders that may hold a large number of shares, or directors of SCH. See “BCA Proposal—Related Agreements” for detailed discussions of the terms and conditions of these agreements.

•

Limitations of Review. The SCH board of directors considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the price SCH is paying to acquire the VG Companies is fair to SCH or its shareholders from a financial point of view. In addition, the SCH senior management and SCH’s outside counsel reviewed only certain materials in connection with their due diligence review of the VG Companies. Accordingly, the SCH board of directors considered that SCH may not have properly valued such business.

•

No Survival of Remedies for Breach of Representations, Warranties or Covenants of the VG Companies. The SCH board of directors considered that the terms of the Merger Agreement provide that SCH will not have any surviving remedies against Vieco US after the Closing to recover for losses as a result of any inaccuracies or breaches of the VG representations, warranties or covenants set forth in the agreement. To mitigate against this, SCH determined to acquire a R&W Insurance Policy on satisfactory terms prior to the Closing with respect to certain of the representations and warranties of VG contained in the Merger Agreement. However, the R&W Insurance Policy has certain exclusions and deductibles. As a result, SCH shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of the VG Companies prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The SCH board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms, SCH was planning to obtain such R&W Insurance Policy on satisfactory terms and the current owner of the VG Companies will be the majority equityholder in VGH, Inc.

•

Litigation. The SCH board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The SCH board of directors considered the fees and expenses associated with completing the Business Combination.

•

Diversion of Management. The SCH board of directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on the VG Companies’ business.

•

Interests of SCH’s Directors and Executive Officers. The SCH board of directors considered the potential additional or different interests of SCH’s directors and executive officers, as described in the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination.” However, SCH’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for SCH’s initial public offering and are included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination by SCH with any other target business or businesses and (iii) a significant portion of the consideration to SCH’s directors and executive officers was structured to be realized based on the future performance of the VGH, Inc. common stock.

Based on its review of the forgoing considerations, the SCH board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects SCH shareholders will receive as a result of the Business Combination. The SCH board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the SCH board of directors is not intended to be exhaustive but includes the material factors considered by the SCH board of directors. In view of the complexity and wide variety of factors considered by the SCH board of directors in connection with its evaluation of the Business Combination, the SCH board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the SCH board of directors may have given different weight to different factors. The SCH board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the SCH board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Projected Financial Information

The VG Companies provided SCH with its internally prepared forecasts for each of the years in the four year period ending December 31, 2023. The VG Companies do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of the VG Companies prepared the financial projections set forth below to present key elements of the forecasts provided to SCH. The VG Companies forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that SCH, our board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the VG Companies’ business, all of which are difficult to predict and many of which are beyond the VG Companies’ and SCH’s control. The financial projections are forward looking statements that are inherently subject significant uncertainties and contingencies, many of which are beyond the VG Companies’ control. The various risks and uncertainties include those set forth in the “Risk Factors,” “The VG Companies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of the VG Companies’ independent registered accounting firm, SCH’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to SCH and our board of directors in connection with their review of the proposed transaction.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR THE VG COMPANIES, SCH UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The key elements of the projections provided by management of the VG Companies to SCH, which assume a June 2020 commencement of commercial operations, are summarized in the table below:

($ in millions)	2020E	2021E	2022E	2023E
Total Revenue	$31	$210	$398	$590
Gross Profit	4	131	285	431
EBITDA(1)	(104)	12	146	274
Capital expenditures (including spaceship construction)	(52)	(59)	(60)	(54)

(1)	Earnings Before Interest, Taxes, Depreciation and Amortization.

Projected revenue is based on a variety of operational assumptions, including vehicles in service, monthly flight rates, passengers flown and revenue per customer. The projections assume a June 2020 commencement of commercial operations, with five vehicles in service by 2023. Assumed overall monthly flight rates increase over the plan period, reaching a peak of approximately five flights per vehicle per month by 2022. Similarly, each flight is assumed to hold five or six customers by 2021.

Projected profitability is driven by expected rocket motor and fuel costs, customer expenses, flight operational expenses and other general and administrative expenses. Annual capital expenditure is primarily based on the assumed costs of ongoing vehicle construction.

EBITDA, a non-GAAP measure, is an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. Not all of the information necessary for a quantitative reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time.

Satisfaction of 80% Test

It is a requirement under the Cayman Constitutional Documents that any business acquired by SCH have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of the VG Companies generally used to approve the transaction, the SCH board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of SCH and its shareholders and appropriately reflected the VG Companies’ value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. SCH’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of the VG Companies met this requirement.

Interests of SCH’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of SCH’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and SCH’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of SCH shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

If SCH does not consummate a business combination by December 18, 2019 (or if such date is further extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 17,250,000 SCH Class B ordinary shares owned by the Sponsor would be worthless because following the redemption of the public shares, SCH would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the Sponsor if SCH fails to complete a business combination within the required period. The Sponsor purchased the SCH Class B ordinary shares prior to SCH’s initial public offering for approximately $0.0001 per share and certain SCH directors and executive officers, including Chamath Palihapitiya and Ian Osborne, have an economic interest in such shares. The 15,750,000 shares of VGH, Inc. common stock that the Sponsor will hold following the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had aggregate market value of $172.3 million based upon the closing price of $10.94 per share of public share on the NYSE on October 7, 2019, the most recent practicable date prior to the date of this proxy statement/prospectus. Given such shares of VGH, Inc. common stock will be subject to certain restrictions, including those described above, SCH believes such shares have less value.

•

Chamath Palihapitiya, SCH’s Chief Executive Officer and Chairman of the board of directors of SCH, is expected to be Chairperson of the board of directors of VGH, Inc. after the consummation of the Business Combination. As such, in the future, Mr. Palihapitiya will receive any cash fees, stock options, stock awards or other remuneration that VGH, Inc.’s board of directors determines to pay to him.

•

Adam Bain and James Ryans, current directors of SCH, are expected to be directors of VGH, Inc. after the consummation of the Business Combination (it is also anticipated that Dr. Ryans will serve as the chairperson of the audit committee of the board of directors of VGH, Inc. after the consummation of the Business Combination). As such, in the future, Mr. Bain and Dr. Ryans will receive any cash fees, stock options, stock awards or other remuneration that VGH, Inc.’s board of directors determines to pay to them.

•

SCH’s existing directors and officers will be eligible for continued indemnification and continued coverage under SCH’s directors’ and officers’ liability insurance after the Mergers and pursuant to the Merger Agreement.

•

If SCH is unable to complete the Business Combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, SCH will be required to provide for payment of claims of creditors that were not waived that may be brought against SCH within the 10 years following redemption. In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to SCH if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of SCH’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•

A party related to our Sponsor and certain of our officers and directors has advanced funds to us for working capital purposes, including $0.8 million as of June 30, 2019. These outstanding advances have been documented in the Promissory Note, pursuant to which SCH may borrow up to $3.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of December 18, 2019 and the date SCH consummates its initial business combination. If we do not complete our initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay such advances and any other working capital advances made to us, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to us, and such related party may not be able to recover the value it has loaned us and any other working capital advances it may make.

•

Following consummation of the Business Combination, the Sponsor, SCH’s officers and directors and their respective affiliates would be entitled to reimbursement for certain out-of-pocket expenses incurred by such persons in connection with activities on behalf of SCH, and repayment of any other loans, if any, and on such terms as to be determined by SCH from time to time, made by the Sponsor or certain of SCH’s officers and directors to finance transaction costs in connection with an intended initial business combination. However, if SCH fails to consummate a business combination within the required period, Sponsor and SCH’s officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement.

•

In connection with the Purchase Agreement, if Vieco US elects to have Mr. Palihapitiya purchase shares of VGH, Inc. common stock (i) in a Primary Purchase, Mr. Palihapitiya will be issued up to 10,000,000 newly issued shares of VGH, Inc. common stock (depending on the size of the Primary Purchase as elected by Vieco US) or (ii) in a Secondary Purchase, Mr. Palihapitiya will be purchasing up to 10,000,000 shares of VGH, Inc. common stock from Vieco US (depending on the size of the Secondary Purchase as elected by Vieco US), in each case, at a price of $10.00 per share. It is anticipated that, following the Business Combination, if Vieco US elects that Mr. Palihapitiya purchase the maximum number of shares in a Secondary Purchase, after giving effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating

$10.33 per share (which price is based on trust account figures as of June 30, 2019), and also assuming that (x) no additional public shareholders exercise their redemption rights in connection with the Business Combination assuming consummation of the transactions contemplated by the Purchase Agreement and (y) VGH, Inc. will repurchase 17,359,126 shares of VGH, Inc. common stock from Vieco US in a Repurchase pursuant to the Merger Agreement), the Sponsor and related parties (including Mr. Palihapitiya) are expected to collectively own approximately 13.2% of outstanding VGH, Inc. common stock. Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The restricted stock units will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

•

Pursuant to the Stockholders’ Agreement, Mr. Palihapitiya will have the right to designate two directors to the Board of VGH, Inc. and such directors may have the power collectively to withhold approval in respect of future transactions between VGH, Inc. and its subsidiaries, on the one hand and Vieco US or its affiliates, on the other.

•

Pursuant to the Registration Rights Agreement, the Sponsor, Mr. Palihapitiya and Vieco US will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of VGH, Inc. common stock and warrants held by such parties.

•

The Proposed Certificate of Incorporation will contain a provision that expressly elects not to be governed by Section 203 (Delaware’s “interested stockholder” statute) of the Delaware General Corporation Law.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or SCH’s securities, the Sponsor, Mr. Palihapitiya, Vieco US, the VG Companies or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Mr. Palihapitiya, Vieco US, the VG Companies or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) the satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the Repurchase Proposal and the Adjournment Proposal, (2) the satisfaction of the requirement that the holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals,

(3) the satisfaction of the requirement that the Minimum Cash Condition is satisfied, (4) otherwise limiting the number of public shares electing to redeem and (5) SCH’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. SCH will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, SCH has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on current shareholders of the VG Companies having a relative majority of the voting power of the combined entity, the operations of the VG Companies prior to the acquisition comprising the only ongoing operations of the combined entity, and senior management of the VG Companies comprising the majority of the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of the VG Companies with the acquisition being treated as the equivalent of the VG Companies issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Each of (x) the Business Combination and (y) the transactions contemplated by the Purchase Agreement are subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On July 23, 2019, V10, SCH and the VG Companies filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. On August 9, 2019, both SCH and the VG Companies received notice that early termination had been granted.

At any time before or after consummation of the Business Combination (or the transactions contemplated by the Purchase Agreement), notwithstanding termination of the respective waiting periods under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination (or the transactions contemplated by the Purchase Agreement, as applicable), conditionally approving the Business Combination (or the transactions contemplated by the Purchase Agreement, as applicable) upon divestiture of VGH, Inc.’s assets, subjecting the completion of the Business Combination (or the transactions contemplated by the Purchase Agreement, as applicable) to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. SCH cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination (or the transactions contemplated by the Purchase Agreement, as applicable) on antitrust grounds, and, if such a challenge is made, SCH cannot assure you as to its result.

Although no approvals of the FAA are required prior to closing, the FAA may engage in a policy review with other U.S. government agencies, with regard to foreign ownership in particular, to ensure the validity and continuation of all existing government licenses, registrations, permits, and pending applications post-closing.

None of SCH or the VG Companies are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act and registration under ITAR. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the BCA Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Merger Agreement, dated as of July 9, 2019, as amended on October 2, 2019, as amended, (the “Merger Agreement”) by and among Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (“V10”), Vieco USA, Inc., a Delaware corporation and wholly owned subsidiary of V10, (“Vieco US”), Foundation Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub B”), Foundation Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of SCH (“Merger Sub LLC” and, collectively with Merger Sub A and Merger Sub B, the “Merger Subs”), TSC Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company A”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company B”), and VGH, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of V10 (“Company LLC” and, collectively with Company A and Company B, the “VG Companies” and, together with Vieco US, “VG”) (a copy of which is attached to the proxy statement/prospectus as Annex A) pursuant to which, among other things, following the Domestication of SCH to Delaware as described below: (x) Merger Sub A will merge with and into Company A, with Company A surviving the merger as a wholly owned subsidiary of VGH, Inc. (“Corp Merger A”), (y) Merger Sub B will merge with and into Company B, with Company B surviving the merger as a wholly owned subsidiary of VGH, Inc. (“Corp Merger B”) and (z) Merger Sub LLC will merge with and into Company LLC, with Company LLC surviving the merger as a wholly owned subsidiary of VGH, Inc. (the “LLC Merger” and, collectively with Corp Merger A and Corp Merger B, the “Mergers”), in each case in accordance with the terms and subject to the conditions of the Merger Agreement, be approved, ratified and confirmed in all respects.”

Recommendation of SCH’s Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director (s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then SCH is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Mergers. If, however, the Domestication Proposal is approved, but the BCA Proposal is not approved, then neither the Domestication nor the Mergers will be consummated.

As a condition to Closing the Mergers, the board of directors of SCH has unanimously approved a change of SCH’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with SCH’s Plan of Domestication (included as an exhibit to the registration statement of which this proxy statement/prospectus is a part), to effect the Domestication, SCH will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SCH will be domesticated and continue as a Delaware corporation.

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding SCH Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of VGH, Inc. common stock, (2) each of the then issued and outstanding SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of VGH, Inc. common stock; provided, however, that with respect to the SCH Class B ordinary shares held by the Sponsor, in connection with the Domestication the Sponsor will instead receive upon the conversion of the SCH Class B ordinary shares held by it, a number of shares of VGH, Inc. common stock equal to (x) the number of SCH Class B ordinary shares held by it as of immediately prior to the Domestication minus (y) after giving effect to the Domestication, the number of shares of VGH, Inc. common stock underlying the Director RSU Awards that are outstanding as of immediately prior to the Domestication, (3) each then issued and outstanding SCH warrant will convert automatically into a VGH, Inc. warrant, pursuant to the Warrant Agreement and (4) each SCH unit will convert automatically into a VGH, Inc. unit, with each VGH, Inc. unit representing one share of VGH, Inc. common stock and one-third of one VGH, Inc. warrant.

The Domestication Proposal, if approved, will approve a change of SCH’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while SCH is currently governed by the Cayman Islands Companies Law, upon the Domestication, VGH, Inc. will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then SCH will also ask its shareholders to approve the Organizational Documents Proposals (discussed below), which, if approved, will replace SCH’s current memorandum and articles of association under the Cayman Islands Companies Law with a new certificate of incorporation and bylaws of VGH, Inc. under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and we encourage shareholders to carefully consult the information set out below under “Organizational Documents Proposals,” the Cayman Constitutional Documents of SCH, attached hereto as Annex E and the Proposed Organizational Documents of VGH, Inc., attached hereto as Annex F and Annex G.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation.

The board of directors of SCH believes that there are several reasons why a reincorporation in Delaware is in the best interests of SCH and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•

Prominence, Predictability, and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•

Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to VGH, Inc., its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for VGH, Inc.’s stockholders from possible abuses by directors and officers.

•

Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. VGH, Inc.’s incorporation in Delaware may make VGH, Inc. more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable VGH, Inc. to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of VGH, Inc. immediately following the Domestication will be the same as those of SCH immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Company be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of the Company (as amended) and be registered by way of continuation as a corporation in the State of Delaware.”

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Domestication Proposal is approved and the Business Combination is to be consummated, SCH will replace the current amended and restated memorandum of association of SCH under the Cayman Islands Companies Law (the “Existing Memorandum”) and the current articles of association of SCH (as amended by the Extension Amendment and as may be further amended from time to time) (the “Existing Articles” and, together with the Existing Memorandum, the “Cayman Constitutional Documents”), in each case, under the Cayman Islands Companies Law, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of VGH, Inc., in each case, under the DGCL.

SCH’s shareholders are asked to consider and vote upon and to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the BCA Proposal. Therefore, if the BCA Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Existing Memorandum and the Existing Articles and the Proposed Certificate of Incorporation and Proposed Bylaws for VGH, Inc. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of SCH, attached to this proxy statement/prospectus as Annex E, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex F and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex G. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Cayman Constitutional Documents are governed by the Cayman Islands Companies Law and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares.	The Proposed Organizational Documents authorize 710,000,000 shares, consisting of 700,000,000 shares of VGH, Inc. common stock and 10,000,000 shares of VGH, Inc. preferred stock.

	See paragraph 5 of the Existing Memorandum.	See Article Fourth of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Cayman Constitutional Documents authorize the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by SCH’s board of directors. Accordingly, SCH’s board of directors is empowered	The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or

	Cayman Constitutional Documents	Proposed Organizational Documents
	under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of SCH to carry out a conversion of SCH Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).	other special rights and such qualifications, limitations or restrictions thereof, as the Board may determine.

	See paragraph 5 of the Existing Memorandum and Articles 3 and 17 of the Existing Articles.	See Article Fourth, subsection (1) of the Proposed Certificate of Incorporation.

Stockholders’ Agreement and Registration Rights Agreement (Organizational Documents Proposal C)	The Cayman Constitutional Documents are not subject to any Stockholders’ Agreement.	The Proposed Organizational Documents provide that certain provisions therein are subject to the Stockholders’ Agreement and that in the event of any conflict between the terms and provisions of the Proposed Certificate of Incorporation and the Stockholders’ Agreement, the terms and provisions of the Stockholders’ Agreement shall govern and control. The Proposed Bylaws are also subject to the Registration Rights Agreement.

See Articles Fourth, Sixth and Twelfth of the Proposed Certificate of Incorporation. See Articles 3, 4, 5 and 9 of the Proposed Bylaws.

Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “Social Capital Hedosophia Holdings Corp.”	The Proposed Organizational Documents provide that the name of the corporation will be “Virgin Galactic Holdings, Inc.”

	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.

Perpetual Existence (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that if SCH does not consummate a business	The Proposed Organizational Documents do not include any provisions relating to VGH, Inc.’s

	Cayman Constitutional Documents	Proposed Organizational Documents
	combination (as defined in the Cayman Constitutional Documents) December 18, 2019, SCH will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate SCH’s trust account.	ongoing existence; the default under the DGCL will make VGH, Inc.’s existence perpetual.

	See Article 49 of the Cayman Constitutional Documents.	Default rule under the DGCL.

Exclusive Forum (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.

See Article Thirteenth, subsection (1) of the Proposed Certificate of Incorporation.

Waiver of Corporate Opportunities (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide an explicit waiver of corporate opportunities.	The Proposed Organizational Documents will grant an explicit waiver of corporate opportunities to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates, successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees, including any of the foregoing who shall serve as directors of VGH, Inc.).

See Article Tenth of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to SCH’s status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to SCH’s status as a blank check company, which no longer will apply upon consummation of the Mergers, as SCH will cease to be a blank check company at such time.

See Article 49 of the Cayman Constitutional Documents.

Resolution

The full text of the resolution to be passed in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex F and Annex G, respectively), with such principal changes as described in Organizational Documents Proposals A-D.

ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal A—to authorize the change in the authorized capital stock of SCH from (i) 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, of SCH (the “SCH Preferred Shares”) to (ii) 700,000,000 shares of VGH, Inc. common stock and 10,000,000 shares of VGH, Inc. preferred stock.

As of the date of this proxy statement/prospectus, there are (i) 65,228,822 SCH Class A ordinary shares issued and outstanding, (ii) 17,250,000 SCH Class B ordinary shares issued and outstanding and (iii) no SCH Preferred Shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (x) 22,999,980 public warrants and 8,000,000 private placement warrants of SCH, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, the SCH warrants will be exercisable after giving effect to the Mergers for one share of VGH, Inc. common stock at an exercise price of $11.50 per share. No SCH warrants are exercisable until 30 days after the Closing.

Pursuant to the Merger Agreement, VGH, Inc. will issue 130,000,000 shares of VGH, Inc. common stock to Vieco US. In addition to such shares, VGH, Inc. may be obligated to issue, in accordance with the terms and subject to the conditions of the Merger Agreement and the Purchase Agreement, as applicable, (i) a number of additional shares of VGH, Inc. common stock, which may, at Vieco US’s option, be purchased by Vieco US or an affiliate of Vieco US (or a third party) at the Closing at a price of $10.00 per share as the Additional Holder Equity Amount pursuant to the Merger Agreement and (ii) up to 10,000,000 additional shares of VGH, Inc. common stock which may, at Vieco US’s option, be purchased by Vieco US in a Reinvestment, if any, or by Mr. Palihapitiya in a Primary Purchase, in each case, as contemplated by the Purchase Agreement.

In order to ensure that VGH, Inc. has sufficient authorized capital for future issuances, SCH’s board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of VGH, Inc. change the authorized capital stock of SCH from (i) 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 SCH Preferred Shares to (ii) 700,000,000 shares of VGH, Inc. common stock and 10,000,000 shares of VGH, Inc. preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of VGH, Inc., copies of which are attached to this proxy statement/prospectus as Annex F and Annex G. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of VGH, Inc. that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.

Vote Required for Approval

The approval of Organizational Documents Proposal A requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF VGH, INC. AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal B—to authorize the board of directors of VGH, Inc. to issue any or all shares of VGH, Inc. preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by VGH, Inc.’s board of directors and as may be permitted by the DGCL.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of VGH, Inc. after the Business Combination.

If Organizational Documents Proposal A is approved, the number of authorized shares of preferred stock of VGH, Inc. will be 10,000,000 shares. Approval of this Organizational Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of VGH, Inc., copies of which are attached to this proxy statement/prospectus as Annex G and Annex F. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of VGH, Inc. and thereby protect continuity of or entrench its management, which may adversely affect the market price of VGH, Inc. and its securities. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of VGH, Inc., such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing VGH, Inc.’s board of directors to issue the authorized preferred stock on its own volition will enable VGH, Inc. to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. VGH, Inc. currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of Organizational Documents Proposal B requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING CERTAIN PROVISIONS OF THE PROPOSED ORGANIZATIONAL DOCUMENTS BEING SUBJECT TO THE STOCKHOLDERS’ AGREEMENT AND REGISTRATION RIGHTS AGREEMENT

Overview

Organizational Documents Proposal C—to provide that certain provisions of the certificate of incorporation of VGH, Inc. will be subject to the Stockholders’ Agreement and certain provisions of the bylaws of VGH, Inc. will be subject to the Stockholders’ Agreement and the Registration Rights Agreement.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of VGH, Inc. after the Business Combination.

This amendment would indicate that the terms of VGH, Inc.’s certificate of incorporation are subject to the terms of each Stockholders’ Agreement when such terms are in conflict.

Pursuant to the Stockholders’ Agreement, among other things, (i) Vieco US and Mr. Palihapitiya will each have certain rights to designate directors to the board of directors of VGH, Inc. subject to their continued satisfaction of certain ownership thresholds with respect to voting securities of VGH, Inc. and (ii) Vieco US will have certain approval rights with respect to significant corporate transactions as contemplated thereby (subject to certain ownership thresholds with respect to voting securities of VGH, Inc.), which will require the prior written consent of Vieco US before any such action is taken by VGH, Inc. or any of its subsidiaries, in each case, in accordance with the terms and subject to the conditions contemplated by the Stockholders’ Agreement.

In addition, pursuant to the Stockholders’ Agreement, among other things, (i) no transaction involving consideration of $120,000 or more, between Vieco US or any affiliate of Vieco US, on the one hand, and VGH, Inc. or any of its subsidiaries on the other, may be approved without the affirmative vote of at least a majority of the directors of VGH, Inc. that were not designated by Vieco US under the terms of the Stockholders’ Agreement (or otherwise) and (ii) Vieco US and the directors it has designated to the board of directors of VGH, Inc., as applicable, will be required to first consult and discuss with the board of directors of VGH, Inc. before (x) adopting, amending or repealing, in whole or in part the charter or bylaws of VGH, Inc. or (y) taking any action by written consent as a stockholder of VGH, Inc., in each case, in addition to any vote or consent required under the charter or bylaws of VGH, Inc., and otherwise in accordance with the other terms and subject to the other conditions contemplated by the Stockholders’ Agreement.

Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of VGH, Inc. common stock held by the Sponsor immediately following the Closing and the shares of VGH, Inc. common stock received by Vieco US in connection with the Business Combination, including a two-year lock-up of such shares in each case, subject to limited exceptions as contemplated thereby (including that Vieco US may transfer up to 50% of the shares of VGH, Inc. common stock received by it pursuant to the Merger Agreement after giving effect to the related transactions).

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of VGH, Inc., copies of which are attached to this proxy statement/prospectus as Annex F and Annex G. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

These provisions are intended to ensure that the terms of the Proposed Organizational Documents do not conflict with the rights granted under the Stockholders’ Agreement or the terms of the Registration Rights Agreement. For additional information on the Stockholders’ Agreement and the Registration Rights Agreement, see “BCA Proposal—Related Agreements.”

Vote Required for Approval

The approval of Organizational Documents Proposal C requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal C is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal D—to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex F and Annex G, respectively), including (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp.” to “Virgin Galactic Holdings, Inc.,” (2) making VGH, Inc.’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) granting an explicit waiver regarding corporate opportunities to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates and representatives) and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of VGH, Inc. after the Business Combination.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of VGH, Inc. after the Business Combination.

The Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware, which we refer to as the “Court of Chancery,” be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of VGH, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of VGH, Inc. to VGH, Inc. or VGH, Inc.’s stockholders, (iii) any action asserting a claim against VGH, Inc., its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws, or (iv) any action asserting a claim against VGH, Inc., its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The Proposed Organizational Documents will also grant an explicit waiver regarding corporate opportunities to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates, successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees, including any of the foregoing who will serve as directors of VGH, Inc.). Such “exempted persons” will not include VGH, Inc. or any of its subsidiaries or their respective officers or employees and such waiver will not apply to any corporate opportunity that is expressly offered to a director of VGH, Inc. in his or her capacity as such (in which such opportunity VGH, Inc. does not renounce an interest or expectancy in).

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of SCH’s operations should SCH not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the consummation of the Mergers, VGH, Inc. will not be a blank check company.

Approval of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with VGH, Inc.’s Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this Organizational Documents Proposal D, there are other differences between the Cayman Constitutional Documents and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Organizational Documents Proposal D. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Organizational Documents of VGH, Inc., attached hereto as Annex G and Annex F as well as the information provided in the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “Social Capital Hedosophia Holdings Corp.” to “Virgin Galactic Holdings, Inc.” is desirable to reflect the Business Combination with the VG Companies and to clearly identify VGH, Inc. as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making VGH, Inc.’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for VGH, Inc. following the Business Combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist VGH, Inc. in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, VGH, Inc. will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided that these exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Waiver of Corporate Opportunities

Our board of directors believes that granting this waiver is essential to SCH’s ability to retain and attract qualified directors and to carry out the intent of the parties with respect to composition of the Board of Directors pursuant to the Stockholders’ Agreement. SCH expects that qualified directors would likely engage in business activities outside of VGH, Inc. and would anticipate that such outside experience would be beneficial to any such director’s board service for and management of VGH, Inc., particularly given that a number of such directors will be designated by significant equityholders of VGH, Inc. pursuant to the Stockholders’ Agreement. SCH’s board of directors believes that without such a waiver, qualified directors could be dissuaded from serving on VGH, Inc.’s board of directors if they are concerned that their directorship could foreclose them from, or expose them to potential liability for, pursuing commercial opportunities in their individual capacity (including in connection with other entities unrelated to VGH, Inc. and its affiliates) and would make it difficult for the parties to carry out the intent of the Stockholders’ Agreement (which granted certain rights to significant equityholders of VGH, Inc. following the Business Combination). SCH’s board of directors believes that the limits and exclusions contained in the corporate opportunity waiver included in the Proposed Organizational Documents provides a clear delineation between which corporate opportunities the “exempted persons” identified thereunder may or may not pursue in his or her individual capacity, and that such clarity will enable VGH, Inc. to attract and retain qualified directors, including as contemplated by the Stockholders’ Agreement.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to SCH’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve VGH, Inc. and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and SCH’s board of directors believes it is the most appropriate period for VGH, Inc. following the Business Combination. In addition, certain other provisions in SCH’s current certificate require that proceeds from SCH’s initial public offering be held in the trust account until a business combination or liquidation of SCH has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Vote Required for Approval

The approval of Organizational Documents Proposal D requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal D is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal—to consider and vote upon a proposal, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect eight directors who, upon consummation of the Business Combination, will be the directors of VGH, Inc. (we refer to this proposal as the “Director Election Proposal”).

Assuming the BCA Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, SCH’s shareholders are also being asked to approve, by ordinary resolution, the Director Election Proposal.

Nominees

As contemplated by the Merger Agreement, the Board of VGH, Inc. following consummation of the transaction will consist of eight directors:

(i) three of whom have been designated by Mr. Palihapitiya and who will initially be Chamath Palihapitiya (who will also serve as the Chairperson of the board of directors of VGH, Inc. in accordance with the terms and subject to the conditions of the Stockholders’ Agreement and the Proposed Organizational Documents following the Closing), Adam Bain and James Ryans, and will thereafter be designated, nominated and elected as contemplated by the Stockholders’ Agreement and the Proposed Organizational Documents, as applicable;

(ii) three of whom have been designated by Vieco US who will initially be Craig Kreeger, Evan Lovell and George Mattson, and will thereafter be designated, nominated and elected as contemplated by the Stockholders’ Agreement and the Proposed Organizational Documents, as applicable;

(iii) one of whom has been mutually agreed by Mr. Palihapitiya and Vieco US who will initially be Wanda Austin, and will thereafter be designated, nominated and elected as contemplated by the Stockholders’ Agreement and the Proposed Organizational Documents, as applicable; and

(iv) one of whom who will initially be George Whitesides, VGH Inc.’s Chief Executive Officer, and will thereafter be designated, nominated and elected as contemplated by the Stockholders’ Agreement and the Proposed Organizational Documents, as applicable.

Accordingly, our board of directors has nominated each of Chamath Palihapitiya, Wanda Austin, Adam Bain, Craig Kreeger, Evan Lovell, George Mattson, James Ryans and George Whitesides to serve as our directors upon the consummation of the Business Combination, with Chamath Palihapitiya to serve as the Chairperson of the board of directors, in each case, in accordance with the terms and subject to the conditions of the Stockholders’ Agreement and the Proposed Organizational Documents, as applicable. For more information on the experience of each of these director nominees, please see the section titled “Management of VGH, Inc. Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, only the holders of the SCH Class B ordinary shares are entitled to vote on the election of directors to our board of directors. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on VGH, Inc.’s Board upon the consummation of the Business Combination.”

Name of Director
Chamath Palihapitiya (Chairperson)
Wanda Austin
Adam Bain
Craig Kreeger
Evan Lovell
George Mattson
James Ryans
George Whitesides

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

STOCK ISSUANCE PROPOSAL

Overview

The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of VGH, Inc. common stock to (1) Vieco US pursuant to the Merger Agreement, and (2) Mr. Palihapitiya and Vieco US, in each case, if applicable, pursuant to the Purchase Agreement (we refer to this proposal as the “Stock Issuance Proposal”).

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, SCH’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Pursuant to Section 312.03(c) of the NYSE’s Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Upon the consummation of the Mergers, SCH expects to issue an estimated 130,000,000 shares of VGH, Inc. common stock to Vieco US in accordance with the terms and subject to the conditions of the Merger Agreement. For further details, see “BCA Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Accordingly, the aggregate number of shares of VGH, Inc. common stock that SCH will issue in the Business Combination will exceed 20% of both the voting power and the shares of VGH, Inc. common stock outstanding before such issuance, and for this reason, SCH is seeking the approval of SCH shareholders for the issuance of shares of VGH, Inc. common stock pursuant to the Merger Agreement.

Additionally, pursuant to Section 312.03(b) of the NYSE’s Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to (1) a director, officer or substantial security holder of the company (each a “Related Party”), (2) a subsidiary, affiliate or other closely related person of a Related Party or (3) any company or entity in which a Related Party has a substantial direct or indirect interest, in each case, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. In connection with the Business Combination, SCH expects to issue up to 10,000,000 shares of VGH, Inc. common stock to Mr. Palihapitiya in accordance with the terms and subject to the conditions of the Purchase Agreement. For further details, see “BCA Proposal—Related Agreements—The Purchase Agreement.”

Accordingly, the aggregate number of shares of VGH, Inc. common stock that SCH will issue to a Related Party in the Business Combination may exceed 1% of the shares of VGH, Inc. common stock outstanding before such issuance, and for this reason, SCH is seeking the approval of SCH shareholders for the issuance of shares of VGH, Inc. common stock pursuant to the Purchase Agreement.

In the event that this proposal is not approved by SCH shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by SCH shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of VGH, Inc. common stock pursuant to the Merger Agreement or the Purchase Agreement, such shares of VGH, Inc. common stock will not be issued.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of VGH, Inc. common stock pursuant to the Merger Agreement and the Purchase Agreement, including to Vieco US and Mr. Palihapitiya be approved in all respects.”

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

INCENTIVE AWARD PLAN PROPOSAL

Overview

SCH is asking its shareholders to approve by ordinary resolution and adopt the VGH, Inc. 2019 Incentive Award Plan (the “2019 Plan”) and the material terms thereunder. The SCH board of directors approved the 2019 Plan, prior to the SCH extraordinary general meeting, subject to stockholder approval at the SCH extraordinary general meeting. The 2019 Plan became effective as of the date it was adopted by the SCH board of directors, subject to approval from the SCH stockholders.

The 2019 Plan is described in more detail below. A copy of the 2019 Plan is attached to this proxy statement/prospectus as Annex C.

The 2019 Plan

The purpose of the 2019 Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success. The SCH board of directors believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

Summary of the 2019 Plan

This section summarizes certain principal features of the 2019 Plan. The summary is qualified in its entirety by reference to the complete text of the 2019 Plan.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2019 Plan. Following the Closing, the combined company is expected to have approximately 720 employees, seven non-employee directors and 200 other individual service providers who will be eligible to receive awards under the 2019 Plan.

Following the Closing, the 2019 Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the 2019 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2019 Plan, to interpret the 2019 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2019 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2019 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2019 Plan.

Shares Available for Awards

The aggregate number of shares of our common stock that will be available for issuance under the 2019 Plan will be equal to (i) 10% of the sum of (A) the total number of issued and outstanding VGH, Inc. shares of common stock as of the Closing, plus (B) the number of shares of common stock covered under the Director

RSU Awards as of immediately prior to Closing, plus (ii) the number of shares of common stock covered under the Director RSU Awards as of immediately prior to Closing, all of which may be issued pursuant to the exercise of incentive stock options (“ISOs”). Assuming that all of the Director RSU Awards remain outstanding (covering 1,500,000 shares of VGH, Inc. common stock) and a “no additional redemption” scenario, the estimated number of shares of VGH, Inc. common stock issued and outstanding immediately following the Closing will be 195,556,443; therefore, the maximum potential share limit for the 2019 Plan, and the maximum number of shares that may be issued pursuant to the exercise of ISOs granted under the 2019 Plan, will be 21,205,644.

If an award under the 2019 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2019 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2019 Plan will not reduce the shares available for grant under the 2019 Plan. However, the following shares may not be used again for grant under the 2019 Plan: (i) shares subject to stock appreciation rights (“SARs”) that are not issued in connection with the stock settlement of the SAR on exercise, (ii) shares purchased on the open market with the cash proceeds from the exercise of options, and (iii) shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award.

Awards granted under the 2019 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2019 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The 2019 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, or director limit, may not exceed the amount equal to $750,000.

Awards

The 2019 Plan provides for the grant of stock options, including ISOs and nonqualified stock options (“NSOs”), SARs, restricted stock, dividend equivalents, restricted stock units (“RSUs”) and other stock or cash based awards. Certain awards under the 2019 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2019 Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•	Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions.

•

RSUs. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2019 Plan.

•

Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Certain Transactions

The plan administrator has broad discretion to take action under the 2019 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2019 Plan and outstanding awards. In the event of a change in control (as defined in the 2019 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction.

No Repricing

Except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that reduces the exercise price of any stock option or SAR, or cancels any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2019 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2019 Plan, may materially and adversely affect an award outstanding under the 2019 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws or to increase the director limit. The 2019 Plan will remain in effect until the tenth anniversary of the date the SCH board of directors adopted the 2019 Plan, unless earlier terminated. No awards may be granted under the 2019 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Awards under the 2019 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2019 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2019 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

•

Non-Qualified Stock Options. If an optionee is granted an NSO under the 2019 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

•

Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

•

Other Awards. The current federal income tax consequences of other awards authorized under the 2019 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the 2019 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2019 Plan and awards granted under the 2019 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2019 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Plan Benefits

Contemporaneous with the execution of the Merger Agreement, the SCH board of directors approved a grant of restricted stock units to the following members of the SCH board of directors that, at the Closing, will vest and be converted into the right to receive an aggregate of 1,500,000 shares of our common stock, as follows: 1,200,000 restricted stock units to Adam Bain and 100,000 restricted stock units to each of James Ryans, Jacqueline D. Reses and Andrea Wong. The grant and/or vesting of these restricted stock units are subject to, and contingent upon, (i) the closing of the Merger, (ii) approval of the 2019 Plan by SCH’s shareholders at the extraordinary general meeting, (iii) the actions to be taken by the Company pursuant to Section 8.8 of the Merger Agreement, (iv) the continued service of the respective participant on the SCH board of directors through the date of Closing, and (v) the accuracy and completeness of the participant’s representations and warranties in connection with the award grant. The restricted stock units will not settle into shares of Company common stock until a date selected by the Company that occurs between January 1 and December 31 of the year following the Closing.

In addition, we expect to grant the named executive officers equity awards, in connection with the Business Combination, in the form of stock options and restricted stock units. Restricted stock unit awards will be granted to the executives in connection with the Closing, but stock options will be granted to each executive as to 50% of the aggregate award in connection with the Closing, and as to the remaining 50% of the aggregate award on the first anniversary of the Closing (the “Anniversary Awards”), subject to continued service through the applicable grant date.

The equity awards will vest over a four year period. Stock options and restricted stock unit awards granted in connection with the Closing will vest as to 25% of the shares subject to each award on the first anniversary of the Closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Anniversary Awards will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the date of the Closing).

Following the grant of the Anniversary Awards, Messrs. Whitesides, Palermo and Moses will hold stock options covering a number of shares equal to 6.512%, 4.651% and 4.651%, respectively, of the 2019 Plan’s aggregate share reserve. Assuming the 2019 Plan’s share reserve is 21,205,644 shares, Mr. Whitesides’ options will cover approximately 1,380,912 shares and the options for Messrs. Palermo and Moses each will cover approximately 986,275 shares. The number of restricted stock units subject to each restricted stock unit award is expected to be determined on the Closing date by reference to the fair market value of VGH, Inc.’s common stock on the Closing date.

Other than these awards, the benefits or amounts that may be received or allocated to participants under the 2019 Plan will be determined at the discretion of the plan administrator and are not currently determinable. The following table sets forth summary information concerning the number of shares of our common stock subject to stock options and restricted stock unit grants that have been made under the 2019 Plan to our named executive officers, directors and employees. The closing price of SCH’s common stock as of October 7, 2019 was $10.94 per share.

Name and Principal Position(s)	Stock Options (#)	Restricted Stock Units (#)
George Whitesides	—	—
Enrico Palermo	—	—
Michael Moses	—	—
All current executive officers as a group (four persons)	—	—
All current non-executive directors as a group (four persons)	—	1,500,000
All employees, including all current officers who are not executive officers, as a group (720 persons)	—	—

Vote Required for Approval

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of the VGH, Inc. 2019 Incentive Award Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of SCH’s Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

REPURCHASE PROPOSAL

Overview

The Repurchase Proposal—to consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, and the Incentive Award Plan Proposal are approved, the Repurchase Proposal.

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, and the Incentive Award Plan Proposal are approved, SCH’s shareholders are also being asked to approve, by ordinary resolution, the Repurchase Proposal.

As contemplated by the terms of the Merger Agreement, promptly following the Closing (and in no event later than ten business days thereafter), if the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (including the Extension Amendment Redemptions) is, at the Closing, greater than $500.0 million (the amount by which the Available Cash exceeds $500.0 million, the “Remaining Cash”), then VGH, Inc. will, at Vieco US’s election (to be made within five business days after the Closing Date), use up to $173.6 million of the Remaining Cash to repurchase shares of VGH, Inc. common stock from Vieco US at a purchase price of $10.00 per share (the “Repurchase”).

Reasons for the Repurchase Proposal

Under the terms of the Merger Agreement, SCH has agreed to seek shareholder approval for the Repurchase in connection with the Business Combination and obtaining such approval is a condition to the closing of the Mergers.

Vote Required for Approval

The approval of the Repurchase Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Repurchase Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Repurchase Proposal will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE REPURCHASE PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows SCH’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, Mr. Palihapitiya, Vieco US and the VG Companies and their respective stockholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, SCH’s board of directors may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to SCH shareholders of Class A ordinary shares and warrants of the Domestication and exercise of redemption rights. This section applies only to SCH shareholders that hold their Class A ordinary shares or warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares;

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the domestication or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds SCH Class A ordinary shares or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any SCH Class A ordinary shares or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and an exercise of redemption rights to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, THE ORGANIZATIONAL DOCUMENTS PROPOSALS, AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGERS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of SCH Class A ordinary shares or warrants who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication to U.S. Holders

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, SCH will change its jurisdiction of incorporation from the Cayman Islands to Delaware.

It is intended that the Domestication qualify as an F Reorganization. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion that the Domestication will qualify as an F Reorganization. Such opinion will be filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and will be based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of SCH Class A ordinary shares or warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “ —Effects of Section 367 to U.S. Holders” and “ —PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if SCH (i) transferred all of its assets and liabilities to VGH, Inc. in exchange for all of the outstanding common stock and warrants of VGH, Inc.; and (ii) then distributed the common stock and warrants of VGH, Inc. to the shareholders of SCH in liquidation of SCH. The taxable year of SCH will be deemed to end on the date of the Domestication.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to SCH Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of VGH, Inc. common stock or warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the SCH Class A ordinary share or warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of VGH, Inc. common stock or warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the SCH Class A ordinary share or warrant surrendered in exchange therefor.

Effects of Section 367 to U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to SCH Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

A. “U.S. Shareholders” of SCH

A U.S. Holder who, on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of SCH stock entitled to vote or 10% or more of the total value of all classes of SCH stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the SCH Class A ordinary shares it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of SCH warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its SCH Class A ordinary shares is the net positive earnings and profits of SCH (as determined under Treasury Regulations under Section 367) attributable to such SCH Class A ordinary shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such SCH Class A ordinary shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

SCH does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If SCH’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its SCH Class A ordinary shares. It is possible, however, that the amount of SCH’s cumulative net earnings and profits may be greater than expected through the date of the Domestication in which case a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Domestication.

B. U.S. Holders that Own Less Than 10 Percent of SCH

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) SCH Class A ordinary shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its Class A ordinary shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s SCH Class A ordinary shares as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to VGH, Inc. common stock received in the Domestication in an amount equal to the excess of the fair market value of such VGH, Inc. common stock over the U.S. Holder’s adjusted tax basis in the SCH Class A ordinary shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its SCH Class A ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)	a complete description of the Domestication;

(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)

a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from SCH establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s SCH Class A ordinary shares and (B) a representation that the U.S. Holder has notified SCH (or VGH, Inc.) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to SCH or VGH, Inc. no later than the date such tax return is filed. In connection with this election, SCH intends to provide each U.S. Holder eligible to make such an election with information regarding SCH’s earnings and profits upon request.

SCH does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that SCH had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its SCH Class A ordinary shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING THE CONSEQUENCES TO THEM OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C. U.S. Holders that Own SCH Class A Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) SCH Class A ordinary shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

Tax Consequences for U.S. Holders of Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under the heading “ —Effects of Section 367 to U.S. Holders” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

A. Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by SCH would be considered to be passive income and cash held by SCH would be considered to be a passive asset.

B. PFIC Status of SCH

Based upon the composition of its income and assets, and upon a review of its financial statements, SCH believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2018, was likely a PFIC for its taxable year ended on December 31, 2017 and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

C. Effects of PFIC Rules on the Domestication

As discussed above, SCH believes that it is likely classified as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under

Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of SCH Class A ordinary shares and warrants upon the Domestication if (i) SCH were classified as a PFIC at any time during such U.S. Holder’s holding period in such SCH Class A ordinary shares or warrants and (ii) the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such SCH Class A ordinary shares or in which SCH was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such SCH Class A ordinary shares. Generally, neither election is available with respect to warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of SCH.

Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s SCH Class A ordinary shares or warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which SCH was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “ —Effects of Section 367 to U.S. Holders” above) generally would be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of SCH Class A ordinary shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their SCH Class A ordinary shares and warrants under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to their SCH Class A ordinary shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of SCH, whether or not such amounts are actually distributed.

The application of the PFIC rules to SCH warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include an SCH warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the holder of an option is not entitled make a QEF Election with respect to the option and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of SCH warrants for VGH, Inc. warrants pursuant to the Domestication.

Any gain recognized by a U.S. Holder of SCH Class A ordinary shares or warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

D. QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of SCH Class A ordinary shares (but not warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat SCH as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of SCH Class A ordinary shares during which SCH qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s SCH Class A ordinary shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any purging election, the U.S. Holder would have a new basis and holding period in its SCH Class A ordinary shares. A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to SCH is contingent upon, among other things, the provision by SCH of a “PFIC Annual Information Statement” to such U.S. Holder. SCH provided PFIC Annual Information Statements to U.S. Holders of SCH Class A ordinary shares, upon request, with respect to its taxable year that ended on December 31, 2017 and its taxable year that ended on December 31, 2018 and will endeavor to continue to provide to a U.S. Holder such information upon request. There is no assurance, however, that SCH will timely provide such information. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to SCH warrants.

The impact of the PFIC rules on a U.S. Holder of SCH Class A ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the SCH Class A ordinary shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A ordinary shares. A mark-to-market election is not available with respect to warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of SCH Class A ordinary shares (which were exchanged for VGH, Inc. common stock in the Domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its VGH, Inc. common stock will depend on whether the redemption qualifies as a sale of the VGH, Inc. common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s VGH, Inc. common stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the VGH, Inc. common stock redeemed.

The redemption of VGH, Inc. common stock generally will qualify as a sale of the VGH, Inc. common stock redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only VGH, Inc. common stock actually owned by such U.S. Holder, but also shares of VGH, Inc. common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to VGH, Inc. common stock owned directly, VGH, Inc. common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any VGH, Inc. common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include VGH, Inc. common stock which could be acquired pursuant to the exercise of the warrants.

The redemption of VGH, Inc. common stock generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of VGH, Inc. outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of VGH, Inc. outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the VGH, Inc. common stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all of the VGH, Inc. common stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the VGH, Inc. common stock owned by certain family members and such U.S. Holder does not constructively own any other VGH, Inc. shares. The redemption of VGH, Inc. common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in VGH, Inc. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the VGH, Inc. common stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of VGH, Inc.’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other VGH, Inc. common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the VGH, Inc. common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining VGH, Inc. common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other VGH, Inc. common stock constructively owned by such U.S. Holder.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR VGH, INC. COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

NON-U.S. HOLDERS

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of public shares or warrants that is not a U.S. Holder.

Effects of the Domestication to Non-U.S. Holders

We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of VGH, Inc. common stock and warrants.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of VGH, Inc. common stock and warrants by a non-U.S. Holder after the Domestication.

Distributions

In general, any distributions made to a non-U.S. Holder with respect to VGH, Inc. common stock, to the extent paid out of VGH, Inc.’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its VGH, Inc. common stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such VGH, Inc. common stock, which will be treated as described under “ —Sale, Exchange or Other Disposition of VGH, Inc. Common Stock and Warrants” below.

Dividends paid by VGH, Inc. to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of VGH, Inc. common stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of VGH, Inc. common stock or warrants unless:

(i)

such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)

the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)

VGH, Inc. is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) the VGH, Inc. common stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding VGH, Inc. common stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. holder on the sale, exchange or other disposition of VGH, Inc. common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such VGH, Inc. common stock or warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. VGH, Inc. does not expect to be classified as a U.S. real property holding corporation following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether VGH, Inc. will be a U.S. real property holding corporation with respect to a non-U.S. holder following the Business Combination or at any future time.

Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a non-U.S. Holder of VGH, Inc. common stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its VGH, Inc. common stock will depend on whether the redemption qualifies as a sale of the VGH, Inc. common stock redeemed, as described above under “U.S. Holders—Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of VGH, Inc. common stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described above under “Non-U.S. Holders—Sale, Exchange or Other Disposition of VGH, Inc. common stock and Warrants.” If such a redemption does not qualify as a sale of VGH, Inc. common stock, the non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “Non-U.S. Holders—Distributions.”

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of VGH, Inc. common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will generally be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including VGH, Inc. common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which VGH, Inc. common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of VGH, Inc. common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in VGH, Inc. common stock or warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

We are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined balance sheet as of June 30, 2019 combines the unaudited condensed balance sheet of SCH as of June 30, 2019 with the unaudited condensed combined balance sheet of the VG Companies as of June 30, 2019, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2019 combines the unaudited condensed statement of operations of SCH for the six months ended June 30, 2019 with the unaudited condensed combined statement of operations of the VG Companies for the six months ended June 30, 2019. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 combines the audited statement of operations of SCH for the year ended December 31, 2018 with the audited combined statement of operations of the VG Companies for the year ended December 31, 2018.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•

The historical unaudited condensed financial statements of SCH as of and for the six months ended June 30, 2019 and the historical audited financial statements of SCH as of and for the year ended December 31, 2018; and

•

The historical unaudited condensed combined financial statements of the VG Companies as of and for the six months ended June 30, 2019 and the historical audited combined financial statements of the VG Companies as of and for the year ended December 31, 2018.

The foregoing historical financial statements have been prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information should also be read together with “SCH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The VG Companies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

Pursuant to the Merger Agreement, the VG Companies will merge with and into the Merger Subs in exchange for an aggregate merger consideration payable by SCH to Vieco US. The VG Companies will survive the Mergers as direct wholly owned subsidiaries of SCH and SCH will immediately be renamed VGH, Inc. The aggregate merger consideration payable by SCH to Vieco US under the Merger Agreement will be 130,000,000 shares of VGH, Inc. common stock at a deemed value of $10.00 per share for an aggregate merger consideration of $1.3 billion.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, SCH has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on current shareholders of the VG Companies having a relative majority of the voting power of the combined entity, the operations of the VG Companies prior to the acquisition comprising the only ongoing operations of the combined entity, and senior management of the VG Companies comprising the majority of the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of the VG Companies with the acquisition being treated as the equivalent of the VG Companies issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH will be stated at historical cost, with no goodwill or other intangible assets recorded.

Other Events in connection with the Business Combination

•

On July 9, 2019, VEL, VGH, LLC and SCH agreed that the trademark license agreement with VEL would, effective on the consummation of the Business Combination, be amended and restated and novated to VGH, Inc. Pursuant to the terms of the Amended TMLA, VGH, Inc. will be obligated to pay VEL quarterly royalties equal to the greater of (a) a low single-digit percentage of its gross sales and (b) prior to the first spaceflight for paying customers, a mid-five figure amount in dollars. After commercial launch, VGH, Inc. will be obligated to pay increased royalties; see “Information about the VG Companies—Intellectual Property—Virgin Trademark License Agreement.”

•

The second qualifying milestone under the Cash Incentive Plan will be amended at the Closing such that the participants will receive 100% of the bonus that such participant would have received upon the achievement of the second qualifying milestone. Each participant’s achievement is subject to the continued employment of the respective participant through the consummation of the Business Combination; see “Executive Compensation—Executive Compensation Arrangements—Existing Agreements—Cash Incentive Plan.”

•

The board of directors of SCH approved a grant of the Director RSU Awards to select members of the Board that, at the Closing, will vest and be converted into the right to receive an aggregate of 1,500,000 shares of VGH, Inc. common stock. The grant and vesting of the Director RSU Awards are contingent upon, among other things, the consummation of the Business Combination, the approval of the 2019 Plan by SCH’s shareholders at the extraordinary general meeting and the continued service of the respective participants on the Board through the Closing Date; see “Executive Compensation—Director Compensation.”

•

In addition to the Director RSU Awards, we intend to approve and implement the Director Compensation Program that consists of annual retainer fees and long-term equity awards for our non-employee directors who are determined to not be affiliated with Virgin Galactic and/or SCH. The initial eligible directors will be Drs. Austin and Ryans and Messrs. Kreeger and Mattson. Under the Director Compensation Program, we expect each initial eligible director will receive an annual retainer $125,000 as cash compensation and a restricted stock unit award covering shares of VGH, Inc. common stock with an aggregate value of $300,000, which will vest as to one-third of the shares subject to the award on each anniversary of the Closing, subject to continued service; see “Executive Compensation—Director Compensation.”

•

We expect to enter into new employment agreements with our executive officers, including our named executive officers. The terms of these new employment agreements, including compensation, have not been finalized and remain subject to change. Accordingly, no effect has been given to the unaudited pro forma condensed combined financial information for the new executive employment agreements; see “Executive Compensation—Executive Employment Arrangements—Post-Closing Agreements.”

•

On October 7, 2019, SCH and Boeing entered into the Boeing Agreement for Boeing to purchase $20.0 million of new shares in VGH, Inc. common stock at a per share price that a shareholder of redeemable SCH Class A public shares would receive upon the valid exercise of their right of redemption in connection with the Closing; see “Summary of the Proxy Statement/Prospectus—Related Agreements—Boeing Subscription Agreement.”

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) related and/or directly attributable to the Business Combination, (ii) factually supportable, and (iii) with respect to the pro forma statement of operations, are expected to have a continuing impact on the results of the combined entity. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. SCH and the VG Companies have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

After giving effect to the redemption of 3,771,178 Class A public shares of SCH in connection with the Extension Amendment, at an assumed redemption price approximating $10.33 per share based on the trust account figures as of June 30, 2019, the unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of additional redemptions of SCH Class A public shares into cash:

•	Assuming No Additional Redemptions. This presentation assumes:

•	No additional Class A shareholders of SCH exercise their redemption rights with respect to their redeemable Class A public shares upon consummation of the Business Combination.

•

Vieco US elects for VGH, Inc. to repurchase 17,359,126 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash. The assumed Repurchase is derived from the remaining $173.6 million cash available for the Repurchase in excess of the $500.0 million balance required to be held by VGH, Inc. in cash and cash equivalents subsequent to the Repurchase.

•

Vieco US elects for Mr. Palihapitiya to purchase 10,000,000 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash, exercising the Secondary Purchase in full with no Reinvestment. The Secondary Purchase has no impact to the cash and cash equivalents balance or total shares of VGH, Inc. common stock outstanding as presented in the unaudited pro forma condensed combined financial information. The Primary Purchase cannot be exercised by Vieco US as a result of the exercise of the Secondary Purchase in full.

•	Assuming Additional Redemptions. This presentation assumes:

•

The additional redemption of 24,155,241 shares for a total redemption of 27,926,419 Class A public shares of SCH, which is derived from the number of additional shares that could be redeemed in connection with the Business Combination at an assumed redemption price approximating $10.33 per share based on the trust account figures as of June 30, 2019 in order for the trust account to meet the Minimum Cash Condition of $400.0 million and payments to settle the $24.2 million of deferred underwriting commissions and before giving effect to the payment for estimated transaction costs of $24.0 million incurred in connection with the Business Combination. The Repurchase cannot be exercised by Vieco US as a result of this level of redemption.

•

Vieco US elects for Mr. Palihapitiya to purchase 10,000,000 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash, exercising the Secondary Purchase in full with no Reinvestment. The Secondary Purchase has no impact to the cash and cash equivalents balance or total shares of VGH, Inc. common stock outstanding as presented in the unaudited pro forma condensed combined financial information. The Primary Purchase cannot be exercised by Vieco US as a result of the exercise of the Secondary Purchase in full.

Assuming no additional redemptions of any Class A public shares of SCH in connection with the Business Combination, Vieco US will hold 102,640,874 shares of VGH, Inc. common stock immediately after the Closing, which approximates a 52.5% ownership level. Assuming additional redemptions of 24,155,241 Class A public shares of SCH in connection with the Business Combination, Vieco US will hold 120,000,000 shares of VGH, Inc. common stock immediately after the Closing, which approximates a 63.6% ownership level.

	No Additional Redemptions		Additional Redemptions
Shareholder	No. of Shares	% Ownership	No. of Shares	% Ownership
Vieco US	102,640,874	52.5%	120,000,000	63.6%
SCH’s public shareholders	65,228,822	33.3%	41,073,581	21.8%
Sponsor & related parties (including Mr. Palihapitiya)(1)	25,750,000	13.2%	25,750,000	13.6%
Boeing(2)	1,936,747	1.0%	1,936,747	1.0%

Total(1)(2)	195,556,443	100.0%	188,760,328	100.0%

(1)

Outstanding shares of VGH, Inc. common stock held by the Sponsor excludes the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will be granted in connection with the Business Combination. The Director RSU Awards will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing.

(2)

Outstanding shares of VGH, Inc. common stock includes the assumed purchase by Boeing of $20.0 million of shares of common stock of VGH, Inc. pursuant to the Boeing Agreement at an assumed purchase price approximating $10.33 per share, based on trust account figures as of June 30, 2019. The actual number of shares purchased by Boeing will depend on the per share amount in the trust account as of two business days prior to the Closing Date, which per share amount will be the same amount that a shareholder of SCH would receive upon the valid exercise of their right of redemption with respect to such share of common stock in connection with the Closing.

The two alternative levels of additional redemptions assumed in the unaudited pro forma condensed combined balance sheet and statement of operations are based on the assumption that there are no adjustments for the outstanding public or private placement warrants issued by SCH as such securities are not exercisable until 30 days after the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2019

(in thousands, except share and per share amounts)

	(a) SCH	(b) The VG Companies	Pro Forma Adjustments (No Additional Redemptions)		Pro Forma Combined (No Additional Redemptions)	Pro Forma Adjustments (Additional Redemptions)		Pro Forma Combined (Additional Redemptions)
Assets
Current Assets:
Cash and cash equivalents	274	85,324	712,535	c		712,535	c
			(38,944)	d		(38,944)	d
			(173,591)	e		(249,441)	p
			(24,000)	f		(24,000)	f
			(24,150)	g		(24,150)	g
			(9,946)	h		(9,946)	h
			20,000	i	547,502	20,000	i	471,652
Accounts receivable	—	571	—		571	—		571
Inventories	—	27,508	—		27,508	—		27,508
Prepayments and other current assets	80	3,518	—		3,598	—		3,598
Due from related party, net	—	8,922	—		8,922	—		8,922

Total current assets	354	125,843	461,904		588,101	386,054		512,251
Property, plant, and equipment, net	—	40,456	—		40,456	—		40,456
Marketable securities held in trust account	712,535	—	(712,535)	c	—	(712,535)	c	—
Other noncurrent assets	—	3,705	(1,217)	f	2,488	(1,217)	f	2,488

Total assets	$712,889	$170,004	$(251,848)		$631,045	$(327,698)		$555,195

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of capital lease obligation	—	8	—		8	—		8
Accounts payable	2,467	9,003	—		11,470	—		11,470
Accrued liabilities	—	15,951	(1,217)	f	14,734	(1,217)	f	14,734
Customer deposits	—	81,078	—		81,078	—		81,078
Advances from related party	759	—	—		759	—		759

Total current liabilities	3,226	106,040	(1,217)		108,049	(1,217)		108,049
Deferred rent	—	7,912	—		7,912	—		7,912
Deferred underwriting fees	24,150	—	(24,150)	g	—	(24,150)	g	—

Total liabilities	$27,376	$113,952	$(25,367)		$115,961	$(25,367)		$115,961

Commitments
Class A ordinary shares	680,513	—	(38,944)	d		(38,944)	d
			(641,569)	j	—	(392,128)	j
						(249,441)	p	—
Stockholders’ Equity
Common stock	—	—	(1)	e
			0	i		0	i
			6	j		4	j
			2	k		2	k
			13	l	20	13	l	19
Class A ordinary shares	0	—	(0)	k	—	(0)	k	—
Class B ordinary shares	2	—	(2)	k	—	(2)	k	—
Additional paid-in-capital	—	—	(173,590)	e
			(24,000)	f		(24,000)	f
			20,000	i		20,000	i
			641,563	j		392,124	j
			0	k		0	k
			55,991	m		55,991	m
			4,998	n		4,998	n
			(13)	l		(13)	l
			15,660	o	540,609	15,660	o	464,760
Retained earnings (Accumulated deficit)	4,998	—	(4,998)	n	—	(4,998)	n	—
			(15,660)	o		(15,660)	o
			(9,946)	h	(25,606)	(9,946)	h	(25,606)
Net parent investment	—	55,991	(55,991)	m	—	(55,991)	m	—
Accumulated other comprehensive income	—	61	—		61	—		61

Total stockholders’ equity	$5,000	$56,052	$454,032		$515,084	$378,182		$439,234

Total liabilities and stockholders’ equity	$712,889	$170,004	$(251,848)		$631,045	$(327,698)		$555,195

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2019

(in thousands, except share and per share amounts)

	(a) SCH	(b) The VG Companies	Pro Forma Adjustments (No Additional Redemptions)		Pro Forma Combined (No Additional Redemptions)		Pro Forma Adjustments (Additional Redemptions)		Pro Forma Combined (Additional Redemptions)
Revenue	$—	$2,420	$—		$2,420		$—		$2,420
Cost of revenue	—	1,284	—		1,284		—		1,284

Gross profit	—	1,136	—		1,136		—		1,136
Selling, general, and administrative expenses	—	26,905	40	c			40	c
			450	d	27,395		450	d	27,395
Research and development expenses	—	61,591	—		61,591		—		61,591
Operating costs	2,797	—	—		2,797		—		2,797

Operating loss	(2,797)	(87,360)	(490)		(90,647)		(490)		(90,647)
Interest income	8,554	750	(8,554)	e	750		(8,554)	e	750
Interest expense	—	2	—		2		—		2
Other income	—	37	—		37		—		37
Unrealized loss on marketable securities	270	—	(270)	f	—		(270)	f	—

Loss before income taxes	5,487	(86,575)	(8,774)		(89,862)		(8,774)		(89,862)
Income tax expense	—	86	—		86		—		86

Net income (loss)	$5,487	$(86,661)	$(8,774)		$(89,948)		$(8,774)		$(89,948)

Earnings (loss) per share
Basic and diluted	$(0.12)				$(0.46)	g			$(0.47)	g

Weighted average shares outstanding
Basic and diluted	20,111,365		176,984,800	h	197,096,165	h	170,188,685	h	190,300,050	h

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2018

(in thousands, except share and per share amounts)

	(a) SCH	(b) The VG Companies	Pro Forma Adjustments (No Additional Redemptions)		Pro Forma Combined (No Additional Redemptions)		Pro Forma Adjustments (Additional Redemptions)		Pro Forma Combined (Additional Redemptions)
Revenue	$—	$2,849	$—		$2,849		$—		$2,849
Cost of revenue	—	1,201	—		1,201		—		1,201

Gross profit	—	1,648	—		1,648		—		1,648
Selling, general, and administrative expenses	—	50,902	80	c			80	c
			900	d	51,882		900	d	51,882
Research and development expenses	—	117,932	—		117,932		—		117,932
Operating costs	1,344	—	—		1,344		—		1,344

Operating loss	(1,344)	(167,186)	(980)		(169,510)		(980)		(169,510)
Interest income	12,580	633	(12,580)	e	633		(12,580)	e	633
Interest expense	—	10	—		10		—		10
Other income	—	28,571	—		28,571		—		28,571
Unrealized loss on marketable securities	271	—	(271)	f	—		(271)	f	—

Loss before income taxes	10,965	(137,992)	(13,289)		(140,316)		(13,289)		(140,316)
Income tax expense	—	147	—		147		—		147

Net income (loss)	$10,965	$(138,139)	$(13,289)		$(140,463)		$(13,289)		$(140,463)

Earnings (loss) per share
Basic and diluted	$(0.04)				$(0.71)	g			$(0.74)	g

Weighted average shares outstanding
Basic and diluted	20,080,848		176,975,595	h	197,056,443	h	170,179,480	h	190,260,328	h

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination had been consummated on June 30, 2019 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2018, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial information have been prepared assuming the following methods of accounting in accordance with GAAP.

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of the VG Companies with the acquisition being treated as the equivalent of the VG Companies issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH will be stated at historical cost, with no goodwill or other intangible assets recorded.

The pro forma adjustments represent management’s estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital (“APIC”) and are assumed to be cash settled.

The unaudited pro forma condensed combined financial information do not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. Management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical periods presented due to having not yet launched its commercial human spaceflight service.

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2019

The unaudited pro forma condensed combined balance sheet as of June 30, 2019 reflects the following adjustments:

(a)	Represents the SCH historical unaudited condensed balance sheet as of June 30, 2019.

(b)

Represents the VG Companies historical unaudited condensed combined balance sheet as of June 30, 2019. Historical financial information of the VG Companies does not include share capital as it has been prepared on a combined basis of presentation. Please refer to Note 1 in the combined financial statements of the VG Companies included elsewhere in this proxy statement/prospectus.

(c)

Represents the reclassification of the marketable securities held in SCH’s trust account to cash and cash equivalents to liquidate these investments and make the funds available for general use by VGH, Inc.

(d)

Represents the cash disbursed from the trust account to holders of redeemable SCH Class A public shares for the 3,771,178 Class A public shares of SCH redeemed in connection with the Extension Amendment at an assumed redemption price approximating $10.33 per share based on the trust account figures as of June 30, 2019.

(e)	Represents the repurchase and retirement by VGH, Inc. of 17,359,126 of its outstanding shares of common stock held by Vieco US for $173.6 million in connection with the Business Combination.

(f)

Represents a cash disbursement by VGH, Inc. to settle the direct and incremental transaction costs of $24.0 million anticipated to be incurred by V10 and the VG Companies prior to, or concurrent with, the Closing. As of June 30, 2019, the VG Companies have deferred direct and incremental transaction costs incurred of $1.2 million.

(g)	Represents a cash disbursement by VGH, Inc. to settle the outstanding underwriting fees incurred by SCH in connection with the SCH initial public offering that were deferred until the Closing.

(h)

Represents a cash disbursement by the VG Companies to settle amounts owed to participants of the Cash Incentive Plan upon the achievement of the second qualifying milestone in connection with the Closing.

(i)

Represents the $20.0 million cash investment by Boeing in exchange for the assumed issuance of 1,936,747 new shares of VGH, Inc. common stock at an assumed purchase price approximating $10.33 per share based on the trust account figures as of June 30, 2019.

(j)	Represents the redeemable Class A public shares of SCH that were not redeemed and thus converted into common shares of VGH, Inc. upon the Domestication.

(k)

Represents the automatic conversion on a one-for-one basis of the outstanding non-redeemable Class A public shares of SCH and the outstanding non-redeemable Class B ordinary shares of SCH into common shares of VGH, Inc. upon the Domestication, excluding the 1,500,000 shares of the VGH, Inc. common stock underlying the Director RSU Awards that will be granted and vest in connection with the Closing.

(l)	Represents the issuance by VGH, Inc. of 130,000,000 new shares of its common stock in connection with the reverse recapitalization.

(m)	Represents the elimination of the VG Companies’ net parent investment with a corresponding adjustment to APIC for VGH, Inc. in connection with the reverse recapitalization.

(n)	Represents the elimination of SCH’s retained earnings with a corresponding adjustment to APIC for VGH, Inc. in connection with the reverse recapitalization.

(o)

Represents the stock based compensation of approximately $15.7 million associated with 1,500,000 Director RSU Awards to be granted and that will vest in connection with the Business Combination based on the fair value of SCH’s underlying common stock of $10.44 per share as of June 30, 2019. There has been no tax withholding liability presented on the unaudited pro forma condensed combined balance sheet as the associated Director RSU Awards will not be settled at the Closing.

(p)

Represents the cash disbursed from the trust account to holders of redeemable SCH Class A public shares for the additional redemption of 24,155,241 shares that could be redeemed in connection with the Business Combination at an assumed redemption price approximating $10.33 per share based on the trust account figures as of June 30, 2019. The additional redemption of 24,155,241 shares is derived from the total possible redemption of 27,926,419 in order for the trust account to meet the Minimum Cash Condition of $400.0 million after giving effect to the Extension Amendment and payments to settle the deferred underwriting commissions of $24.2 million and before giving effect to the payment for transaction costs of $24.0 million anticipated to be incurred prior to, or concurrent with, the Closing.

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2019

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2019 reflects the following adjustments:

(a)	Represents the SCH historical unaudited condensed statement of operations for the six months ended June 30, 2019.

(b)

Represents the VG Companies historical unaudited condensed combined statement of operations for the six months ended June 30, 2019. Historical financial information of the VG Companies does not include earnings per share as it has been prepared on a combined basis of presentation. Please refer to Note 1 in the combined financial statements of the VG Companies included elsewhere in this proxy statement/prospectus.

(c)	Represents the net increase in trademark license royalty expense under the Amended TMLA.

(d)

Represents the total compensation for the initial eligible directors under the Director Compensation Program, which consists of $0.5 million for the annual retainer fees and $0.4 million for the stock-based compensation expenses associated with the granted RSUs at the Closing. The number of RSUs assumed to be granted were based on the fair value of SCH’s underlying common stock of $10.07 per share as of the assumed Closing Date.

(e)	Represents the elimination of the interest income earned on marketable securities held in SCH’s trust account.

(f)	Represents the elimination of the unrealized loss on marketable securities held in SCH’s trust account.

(g)	Represents the basic and diluted loss per share as a result of the pro forma adjustments for the six months ended June 30, 2019.

(h)

Represents the basic and diluted weighted average shares of common stock outstanding as a result of the pro forma adjustments. Refer to the table below for the reconciliation of the pro forma adjustments for the weighted average shares of common stock outstanding.

	Pro Forma Combined (No Additional Redemptions)		Pro Forma Combined (Additional Redemptions)
	(in thousands, except share and per share amounts)
Numerator
Net loss	$(89,948)		$(89,948)

Denominator
Vieco US	102,640,874		120,000,000
SCH’s public shareholders	65,228,822		41,073,581
Sponsor & related parties (including Mr. Palihapitiya)	25,750,000		25,750,000
RSU awards—vested and unsettled	1,539,722		1,539,722
Boeing	1,936,747		1,936,747

Basic and diluted weighted average shares of common stock outstanding	197,096,165	h	190,300,050	h

Loss per share
Basic and diluted	$(0.46)	g	$(0.47)	g

4. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2018

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 reflects the following adjustments:

(a)	Represents the SCH historical audited statement of operations for the year ended December 31, 2018.

(b)

Represents the VG Companies historical audited combined statement of operations for the year ended December 31, 2018. Historical financial information of the VG Companies does not include earnings per share as it has been prepared on a combined basis of presentation. Please refer to Note 1 in the combined financial statements of the VG Companies included elsewhere in this proxy statement/prospectus.

(c)	Represents the net increase in trademark license royalty expense under the Amended TMLA.

(d)

Represents the total compensation for the initial eligible directors under the Director Compensation Program, which consists of $0.5 million for the annual retainer fees and $0.4 million for the stock-based compensation expenses associated with the granted RSUs at the Closing. The number of RSUs assumed to be granted were based on the fair value of SCH’s underlying common stock of $10.07 per share as of the assumed Closing Date.

(e)	Represents the elimination of the interest income earned on marketable securities held in SCH’s trust account.

(f)	Represents the elimination of the unrealized loss on marketable securities held in SCH’s trust account.

(g)	Represents the basic and diluted loss per share as a result of the pro forma adjustments for the six months ended June 30, 2019.

(h)

Represents the basic and diluted weighted average shares of common stock outstanding as a result of the pro forma adjustments. Refer to the table below for the reconciliation of the pro forma adjustments for the weighted average shares of common stock outstanding.

	Pro Forma Combined (No Additional Redemptions)		Pro Forma Combined (Additional Redemptions)
	(in thousands, except share and per share amounts)
Numerator
Net loss	$(140,463)		$(140,463)

Denominator
Vieco US	102,640,874		120,000,000
SCH’s public shareholders	65,228,822		41,073,581
Sponsor & related parties (including Mr. Palihapitiya)	25,750,000		25,750,000
RSU awards—vested and unsettled	1,500,000		1,500,000
Boeing	1,936,747		1,936,747

Basic and diluted weighted average shares of common stock outstanding	197,056,443	h	190,260,328	h

Loss per share
Basic and diluted	$(0.71)	g	$(0.74)	g

INFORMATION ABOUT SCH

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to SCH prior to the consummation of the Business Combination.

General

SCH is a blank check company incorporated on May 5, 2017 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. SCH has neither engaged in any operations nor generated any revenue to date. Based on SCH’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On September 18, 2017, SCH consummated its initial public offering of its units, with each unit consisting of one Class A ordinary share and one-third of one public warrant. Simultaneously with the closing of the initial public offering, SCH completed the private sale of 8,000,000 private placement warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor generating gross proceeds to us of $12.0 million. The private placement warrants are identical to the warrants sold as part of the units in SCH’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of SCH’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of SCH’s initial public offering, a total of $690.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants were placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. Treasury securities and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of June 30, 2019, funds in the trust account totaled $712.5 million and were comprised entirely of U.S. Treasury Bills. After giving effect to the Extension Amendment Redemptions for an aggregate of $39.1 million, the funds in the trust account totaled $676.2 million as of September 9, 2019. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of SCH’s obligation to redeem 100% of the public shares if it does not complete a business combination by December 18, 2019 and (3) the redemption of all of the public shares if SCH is unable to complete a business combination by December 18, 2019 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Effecting SCH’s Initial Business Combination

Fair Market Value of Target Business

The rules of the NYSE require that SCH’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for the payment of taxes and excluding the amount of any deferred underwriting discount held in trust). SCH’s board of directors determined that this test was met in connection with the proposed Business Combination.

Shareholder Approval of Business Combination

SCH is seeking stockholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the BCA Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). SCH will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each officer and director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor owns 20.9% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or SCH’s securities, the Sponsor, Mr. Palihapitiya, V10, Vieco US or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Mr. Palihapitiya, V10, Vieco US or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the Repurchase Proposal, and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the requirement that the Minimum Available Cash Amount condition is satisfied, (4) otherwise limiting the number of public shares electing to redeem and (5) VGH, Inc.’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Liquidation if No Business Combination

If SCH is not able to complete the Business Combination with the VG Companies by December 18, 2019 nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to SCH’s Cayman Constitutional Documents, SCH will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of SCH’s remaining shareholders and its board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Sponsor has entered into a letter agreement with SCH, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their SCH Class B ordinary shares if SCH fails to complete its business combination within the required time period. However, if Sponsor owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if SCH fails to complete its business combination within the allotted time period.

The Sponsor and SCH’s officers and directors have agreed, pursuant to a written agreement with SCH, that they will not propose any amendment to the Cayman Constitutional Documents that would affect the substance or timing of SCH’s obligation to redeem 100% of its public shares if it does not complete its business combination by December 18, 2019, unless SCH provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding public shares. However, SCH may not redeem its public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

SCH expect that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing SCH’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, SCH may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the trust account could, however, become subject to the claims of SCH’s creditors which would have higher priority than the claims of SCH’s public shareholders. SCH cannot assure you that the actual per-share redemption amount received by public shareholders will not be substantially less than $10.00. See “Risk Factors–Risks Related to the Business Combination and SCH–If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein. While SCH intend to pay such amounts, if any, SCH cannot assure you that SCH will have funds sufficient to pay or provide for all creditors’ claims.

Although SCH will seek to have all vendors, service providers (other than SCH’s independent auditors), prospective target businesses or other entities with which SCH do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of SCH’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against SCH’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, SCH’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where SCH may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where SCH is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of SCH’s public shares, if SCH is unable to complete SCH’s initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with SCH’s initial business combination, SCH will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than SCH’s independent auditors) for services rendered or products sold to us, or a prospective target business with which SCH has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under SCH’s indemnity of the underwriters of SCH’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. SCH has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SCH believes that the Sponsor’s only assets are securities of SCH and, therefore, the Sponsor may not be able to satisfy those obligations. None of SCH’s other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, SCH’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While SCH currently expect that SCH’s independent directors would take legal action on SCH’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that SCH’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, SCH cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share. See “Risk Factors—Risks Related to the Business Combination and SCH—If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein.

SCH will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than SCH’s independent auditors), prospective target businesses or other entities with which SCH do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under SCH’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

If SCH file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in SCH’s bankruptcy estate and subject to the claims of third parties with priority over the claims of SCH’s shareholders. To the extent any bankruptcy claims deplete the trust account, SCH cannot assure you SCH will be able to return $10.00 per share to SCH’s public shareholders. Additionally, if SCH file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by SCH’s shareholders. Furthermore, SCH’s board of directors may be viewed as having breached its fiduciary duty to SCH’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. SCH cannot assure you that claims will not be brought against us for these reasons. See “Risk Factors—Risks Related to the Business Combination and SCH—If, after we distribute the proceeds in the trust account to our public shareholders, SCH files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

Our public shareholders will be entitled to receive funds from the trust account only in the event of the redemption of SCH’s public shares if SCH do not complete SCH’s initial business combination within the required time period or if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event SCH seeks shareholder approval in connection with SCH’s initial business combination, a shareholder’s voting in connection with the initial business combination alone will not result in a shareholder’s redeeming its shares to SCH for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights as described in this proxy statement/prospectus.

Facilities

SCH currently maintains its executive offices at 120 Hawthorne Avenue, Palo Alto, CA 94301. The cost for this space is included in the $10,000 per month fee that SCH pays an affiliate of the Sponsor for office space, administrative and support services. SCH considers its current office space, adequate for SCH’s current operations.

Upon consummation of the Business Combination, the principal executive offices of VGH, Inc. will be located at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011.

Employees

SCH currently has four officers. Members of SCH’s management team are not obligated to devote any specific number of hours to SCH’s matters but they intend to devote as much of their time as they deem necessary to SCH’s affairs until SCH has completed SCH’s initial business combination. The amount of time that any members of SCH’s management team will devote in any time period will vary based on whether a target business has been selected for SCH’s business combination and the current stage of the business combination process.

Competition

If SCH succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from their competitors. SCH cannot assure you that, subsequent to the Business Combination, the Company will have the resources or ability to compete effectively. Information regarding the VG Companies’ competition is set forth in the sections entitled “Information about the VG Companies—Competition.”

Directors and Executive Officers

SCH’s current directors and executive officers are as follows:

Name	Age	Position
Chamath Palihapitiya	43	Chief Executive Officer and Chairman of the Board of Directors
Ian Osborne	36	President and Director
Steven Trieu	40	Chief Financial Officer
Simon Williams	39	General Counsel and Secretary
Anthony Bates	51	Vice Chairman of the Board of Directors
Adam Bain	45	Director
Andrea Wong	52	Director
Jacqueline D. Reses	49	Director
James Ryans	43	Director

Chamath Palihapitiya

Mr. Chamath Palihapitiya has been SCH’s Chief Executive Officer and the Chairman of SCH’s board of directors since May 2017. Mr. Palihapitiya founded Social Capital in 2011 and has been its Managing Partner since its inception. Mr. Palihapitiya has also served as a director of Slack Technologies Inc. since April 2014. Prior to founding Social Capital in 2011, Mr. Palihapitiya served as Vice President of User Growth at Facebook, and is recognized as having been a major force in its launch and growth. Mr. Palihapitiya was responsible for overseeing Monetization Products and Facebook Platform, both of which were key factors driving the increase in Facebook’s user base to more than 750 million individuals worldwide. Prior to working for Facebook, Mr. Palihapitiya was a principal at the Mayfield Fund, one of the United States’ oldest venture firms, before which he headed the instant messaging division at AOL. Mr. Palihapitiya graduated from the University of Waterloo, Canada with a degree in electrical engineering.

Ian Osborne

Mr. Ian Osborne has been SCH’s President and a director since May 2017. Mr. Osborne is the Co-founder and Chief Executive Officer of Hedosophia, a venture growth firm, which has invested in leading Internet and technology companies since 2012. Mr. Osborne has advised leading Internet and technology companies, their founders and CEOs, since 2009. Mr. Osborne is also the founder and Chairman of Osborne & Partners, a strategic advisory firm, and founder, indirect controlling shareholder and a director of Connaught, a financial advisory firm. Mr. Osborne also served as a Partner and Managing Director at DST Global, a family of funds investing in internet companies, which was established in 2009 and with high profile successes including Alibaba, Airbnb, Facebook, Spotify and Twitter. Mr. Osborne was educated at St Paul’s School, King’s College London, and the London School of Economics.

Steven Trieu

Mr. Steven Trieu has been SCH’s Chief Financial Officer since March 2019. Mr. Trieu is a Partner and the SVP of Finance and Operations at Social Capital, an affiliate of the Company’s sponsor, since October 2017 and is responsible for overseeing the operations of Social Capital’s family of funds, management company and related entities. Prior to joining Social Capital, Mr. Trieu was VP of Finance at Quora, Inc. from October 2011 to June 2016, where he was responsible for its day-to-day operations across finance and legal. Prior to that, Mr. Trieu was Director, Finance and Business Operations at Facebook, Inc. from August 2007 to October 2011. Mr. Trieu led the formation of its initial business operations and sales finance teams. Mr. Trieu also previously held a similar role at Yahoo!, Inc., supporting its local markets and commerce divisions. Before that, Mr. Trieu spent time on Wall Street both as an investment banking and alternative investments associate. Mr. Trieu graduated from the University of Massachusetts, Amherst with a degree in finance and economics.

Simon Williams

Mr. Simon Williams has been SCH’s General Counsel and Secretary since May 2017. Mr. Williams has been Hedosophia’s Chief Administrative Officer since March 2017. Prior to joining Hedosophia, Mr. Williams was legal counsel at Balderton Capital, the largest Europe focused venture fund, from January 2015 to March 2017. Prior to working at Balderton Capital, Mr. Williams was an associate in the London offices of each of Covington & Burling LLP and Morrison & Foerster LLP. Mr. Williams is a solicitor, qualified in England & Wales, having attended Nottingham Law School. Mr. Williams holds an MA and BA from the University of Nottingham.

Anthony Bates

Anthony Bates has been the Vice Chairman of SCH’s board of directors since May 2017. Mr. Bates has served as Genesys Telecommunications Laboratories, Inc.’s Chief Executive Officer, a provider of omnichannel customer experience and contact center solutions, since May 2019. Mr. Bates was previously a partner and the Chief Executive Officer of Growth at Social Capital from May 2017 to July 2018. From June 2014 until December 2016, Mr. Bates served as President of GoPro, Inc., a maker of video and photo capture devices. From June 2013 until March 2014, Mr. Bates was the Executive Vice President, Business Development and Evangelism of Microsoft Corporation, a software company. Mr. Bates was the Chief Executive Officer of Skype Inc., a provider of software applications and related Internet communications products, from October 2010 until its acquisition by Microsoft in 2011, subsequent to which Mr. Bates served as the President of Microsoft’s Skype Division until June 2013. From 1996 to October 2010, Mr. Bates served in various roles at Cisco Systems, Inc., a networking equipment provider, most recently as Senior Vice President and General Manager of Enterprise, Commercial and Small Business. Mr. Bates currently serves on the board of directors of GoPro, Inc., VMware, Inc. and Ebay, Inc.

Adam Bain

Mr. Adam Bain has been a director since September 2017. Mr. Bain has been helping to run 01 Advisors, a venture capital firm targeting high-growth technology companies that have achieved product-market fit and are experiencing rapid scale, since co-founding the firm in August 2019. Since November 2016, Mr. Bain has also been an independent advisor and investor in select growth-stage companies. Previously, Mr. Bain was the Chief Operating Officer of Twitter from September 2015 until November 2016, and President of Global Revenue & Partnerships from 2010 to September 2015, where he was responsible for the business lines at the public company, building one of the fastest revenue ramps of a consumer internet business past $2 billion in history. Mr. Bain oversaw 2,500 employees in 20 countries ranging from Product teams, Business Operations, Business Development and Media Partnerships, Developer Relations, Twitter’s International business, and all of the go-to-market Sales teams for the advertising and data businesses. Previously, Mr. Bain was the President of the Fox Audience Network at Newscorp, responsible for monetizing all of Fox’s digital assets. He started his career running product and engineering teams at Fox Sports and the Los Angeles Times. Mr. Bain earned his BA in English Journalism from Miami University, in Ohio.

Andrea Wong

Andrea Wong has been a director since September 2017. Ms. Wong has served as President, International Production for Sony Pictures Television Inc. and President, International for Sony Pictures Entertainment Inc. since September 2011. She previously served as President and Chief Executive Officer of Lifetime Entertainment Services, LLC from 2007 to April 2010. Ms. Wong also served as Executive Vice President with ABC, Inc., a subsidiary of The Walt Disney Company, from 2003 to 2007. Ms. Wong has served as a director of Liberty Media Corporation since April 2010, as a director of Liberty Interactive Corporation since April 2010, as a director of Hudson’s Bay Company since September 2014 and as a director of Hudson Pacific Properties, Inc. since August 2017. Ms. Wong holds a BS in electrical engineering from the Massachusetts Institute of Technology and an MBA from the Stanford University Graduate School of Business.

Jacqueline D. Reses

Jacqueline D. Reses has been a director since February 2018. Ms. Reses has served as Square Capital Lead since October 2015 and previously served as People Lead of Square, Inc. from February 2016 to July 2018. From September 2012 to October 2015, Ms. Reses, served as Chief Development Officer of Yahoo! Inc. In this role, she focused on developing partnerships, acquisitions and investments, significant corporate and tax transactions, as well as recruiting, operations and people leadership. Prior to joining Yahoo, Ms. Reses led the U.S. media group as a Partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. Ms. Reses previously served on the board of directors of Alibaba Group Holding Limited and is currently on the board of National Public Radio and the Economic Advisory Council of the Federal Reserve Bank of San Francisco. Ms. Reses holds a BS in Economics with honors from the Wharton School of the University of Pennsylvania.

James Ryans

James Ryans has served as SCH’s director and chairman of the audit committee since February 2018. He has been a professor of accounting at London Business School since 2016. Dr. Ryans teaches financial accounting at the graduate and post-graduate levels, and directs an executive education program on mergers and acquisitions. His current research focuses on topics in mergers and acquisitions, firm disclosure, and government oversight of financial reporting. From 2012 until 2016, Dr. Ryans was a graduate student instructor at the University of California Berkeley. From 2003 to 2011, Dr. Ryans oversaw investments and business development at Chelsea Rhone LLC and its affiliate HealthCap RRG, a mutual insurance company. From 1999 until 2001, Dr. Ryans was a consultant with Deloitte & Touche. Dr. Ryans is a CFA charterholder and holds a Ph.D. in business administration from the University of California Berkeley, an MBA from the University of Michigan, and a BASc in electrical engineering from the University of Waterloo.

Number and Terms of Office of Directors and Officers

SCH’s board of directors consists of seven members. Holders of SCH’s founder shares have the right to elect all of SCH’s directors prior to the consummation of SCH’s initial business combination and holders of SCH’s public shares do not have the right to vote on the election of directors during such time. Each of SCH’s directors hold office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on SCH’s board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of SCH’s board or by a majority of the holders of SCH’s founder shares.

SCH’s officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. SCH’s board of directors is authorized to appoint persons to the offices set forth in the Cayman Constitutional Documents, as it deems appropriate. The Cayman Constitutional Documents provide that SCH’s officers may consist of a Chairperson, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and other such offices as may be determined by the board of directors.

Director Independence

NYSE listing standards require that a majority of SCH’s board of directors be independent. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of the NYSE. In addition, members of SCH’s compensation committee and nominating and corporate governance committee must also satisfy the independence criteria set forth under the listing standards of the NYSE.

Our board of directors has determined that each of Mr. Bain, Dr. Ryans, Ms. Reses and Ms. Wong is an “independent director” as defined in the NYSE listing standards and applicable SEC rules.

Executive and Director Compensation

None of SCH’s executive officers or directors has received any cash compensation for services rendered to SCH. Commencing on September 14, 2017 through the earlier of the consummation of SCH’s business combination and our liquidation, SCH pays an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. The Sponsor, officers, directors, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. SCH’s audit committee reviews on a quarterly basis all payments that are made to the Sponsor, officers, directors or our or any of their respective affiliates.

SCH is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence SCH’s management’s motivation in identifying or selecting a target business and SCH does not believe that the ability of its management to remain with it after the consummation of its business combination should be a determining factor in its decision to proceed with any business combination.

Contemporaneous with the execution of the Merger Agreement, the SCH board of directors approved a grant of restricted stock units to the following members of the SCH board of directors that, at the Closing, will vest and be converted into the right to receive an aggregate of 1,500,000 shares of VGH, Inc. common stock: 1,200,000 restricted stock units to Adam Bain and 100,000 restricted stock units to each of James Ryans, Jacqueline D. Reses and Andrea Wong. The grant and vesting of these restricted stock units are subject to, and contingent upon, (i) the closing of the Mergers, (ii) the approval of the 2019 Plan by SCH’s shareholders at the extraordinary general meeting, (iii) the actions to be taken by the Company pursuant to Section 8.8 of the Merger Agreement, (iv) the continued service of the respective participant on the SCH board of directors through the date of Closing, and (v) the accuracy and completeness of the participant’s representations and warranties in connection with the award grant. The restricted stock units will not settle into shares of Company common stock until a date selected by the Company that occurs between January 1st and December 31st of the year following the Closing.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires SCH’s officers, directors and persons who beneficially own more than ten percent (10%) of SCH’s Class A ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish SCH with copies of all Section 16(a) forms they file. Based solely upon a review of such Forms, SCH believe that during the fiscal year ended December 31, 2018 there were no delinquent filers.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or to SCH’s knowledge, threatened against us or any members of SCH’s management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

SCH has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, SCH’s annual reports contain financial statements audited and reported on by SCH’s independent registered public accounting firm. SCH has filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its Quarterly Report on Form 10-Q covering the six months ended June 30, 2019.

SCH’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “we,” “us,” “our,” the “Company” or “SCH” refer to SCH prior to the consummation of the Business Combination. The following discussion and analysis of SCH’s financial condition and results of operations should be read in conjunction with SCH’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. SCH’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on May 5, 2017 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Merger Agreement on July 9, 2019, as amended on October 2, 2019. We intend to finance the Business Combination through shares of VGH, Inc. common stock issued to Vieco US.

The issuance of additional shares in a business combination:

•

may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the SCH Class B ordinary shares resulted in the issuance of SCH Class A ordinary shares on a greater than one-to-one basis upon conversion of the SCH Class B ordinary shares;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares;

•

could cause a change of control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carryforwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•	may adversely affect prevailing market prices for our SCH Class A ordinary shares or warrants.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	our inability to pay dividends on our ordinary shares;

•

using a substantial portion of our cash flow to pay principal and interest on its debt, which will reduce the funds available for dividends on our ordinary shares, if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•

limitations on our ability to borrow additional amounts for expenses, capital expenditures, Mergers, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We have incurred, and expect to incur, significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete a business combination will be successful.

Recent Developments

In connection with the transactions contemplated by the Merger Agreement, on September 9, 2019, SCH held an extraordinary general meeting whereby the SCH’s shareholders approved the Extension Amendment. The number of ordinary shares redeemed in connection with the Extension Amendment was 3,771,178, and SCH distributed $39,096,085.27, or approximately, $10.37 per share, to redeeming SCH shareholders.

Results of Operations

We have has neither engaged in any operations nor generated any revenues to date. Our only activities from May 5, 2017 (inception) to June 30, 2019 were organizational activities and those necessary to consummate our initial public offering, described below, and identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We have generated and expected to generate non-operating income in the form of interest income on marketable securities held after our initial public offering. We have incurred and expect to incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the six months ended June 30, 2019, we had net income of $5.5 million, which consists of interest income on marketable securities held in the trust account of $8.6 million, offset by operating costs of $2.8 million and an unrealized loss on marketable securities held in the trust account of $0.3 million.

For the six months ended June 30, 2018, we had net income of $4.2 million, which consists of interest income on marketable securities held in the trust account of $5.4 million, offset by operating costs of $1.0 million and an unrealized loss on marketable securities held in the trust account of $0.2 million.

For the year ended December 31, 2018, we had net income of $11.0 million, which consists of interest income on marketable securities held in the trust account of $12.6 million, offset by operating costs of $1.3 million and an unrealized loss on marketable securities held in our trust account of $0.3 million.

For the period from May 5, 2017 (inception) through December 31, 2017, we had net income of $1.3 million, which consists of interest income on marketable securities held in the trust account of $2.1 million, offset by operating costs of $0.6 million and an unrealized loss on marketable securities held in our trust account of $0.1 million.

Liquidity and Capital Resources

On September 18, 2017, SCH consummated its initial public offering of 69,000,000 units, which includes the full exercise by the underwriters’ of their over-allotment option in the amount of 9,000,000 units, at a price of $10.00 per unit, generating gross proceeds of $690.0 million. Simultaneously with the closing of the initial public offering, SCH consummated the sale of 8,000,000 private placement warrants to the Sponsor at a price of $1.50 per warrant, generating gross proceeds of $12.0 million.

In connection with the initial public offering and the private placement, a total of $690.0 million was placed in the trust account. We incurred $34.3 million in initial public offering related costs, including $10.0 million of underwriting fees, $24.2 million of deferred underwriting fees and $145,163 of other costs.

For the six months ended June 30, 2019, net cash used in operating activities was $0.6 million. Net income of $5.5 million was affected by interest earned on marketable securities held in the trust account of $8.6 million, an unrealized loss on marketable securities held in the trust account of $0.3 million and changes in our operating assets and liabilities, which provided $2.2 million of cash from operating activities.

For the six months ended June 30, 2018, cash used in operating activities was $0.8 million. Net income of $4.2 million was impacted by interest earned on marketable securities held in the trust account of $5.4 million, an unrealized loss on marketable securities held in the trust account of $0.2 million and changes in our operating assets and liabilities which provided $0.2 million of cash from operating activities.

For the year ended December 31, 2018, net cash used in operating activities was $1.2 million. Net income of $11.0 million was affected by interest earned on marketable securities held in the trust account of $12.6 million, an unrealized loss on marketable securities held in the trust account of $0.3 million and changes in our operating assets and liabilities, which provided $0.2 million of cash from operating activities.

For the period from May 5, 2017 (inception) through December 31, 2017, cash used in operating activities was $0.6 million, consisting primarily of net income of $1.3 million and an unrealized loss on marketable securities held in the trust account of $0.1 million, offset by interest earned on cash and marketable securities held in the trust account of $2.1 million. Changes in operating assets and liabilities used $0.04 million of cash from operating activities.

As of June 30, 2019, we had marketable securities held in the trust account of $712.5 million (including approximately $22.5 million of interest income, net of unrealized losses) consisting of U.S. treasury bills with a maturity of 180 days or less. Interest income on the balance in the trust account may be used by us to pay taxes. Through June 30, 2019, we did not withdraw any funds from the interest earned on the trust account.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (which interest will be net of taxes payable and excluding deferred underwriting commissions) to complete our initial business combination. To the extent that our ordinary shares or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2019, we had cash of $0.3 million held outside of the trust account. We may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

We may need to raise additional capital through loans or additional investments from our Sponsor, stockholders, officers, directors or third parties. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern. In the event that our initial Business Combination does not close, we may use a portion of the working capital held outside the Trust

Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to our Sponsor. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

We have principally financed our operations from inception using proceeds from the sale of our equity securities to our shareholders prior to the Public Offering and such amount of proceeds from the Public Offering that were placed in an account outside of the Trust Account for working capital purposes. As of June 30, 2019, we had $0.3 million in our operating bank accounts, $712.5 million in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem our ordinary shares in connection therewith and a working capital deficit of $2.9 million. After giving effect to the Extension Amendment Redemptions, the funds in the trust account totaled $676.2 million as of September 9, 2019.

Off-Balance Sheet Financing Arrangements

The Company has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2019. The Company does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. The Company has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, and administrative and support services provided to us. The Company began incurring these fees on September 18, 2017 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. The Company has identified the following critical accounting policies:

Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of our balance sheets.

Net loss per ordinary share

The Company applies the two-class method in calculating earnings per share. Ordinary shares subject to possible redemption which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income (loss) per ordinary share since such shares, if redeemed, only participate in their pro rata share of the trust account earnings. The Company’s net income is adjusted for the portion of income that is attributable to ordinary shares subject to redemption, as these shares only participate in the earnings of the trust account and not its income or losses.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Not required for smaller reporting company.

Independent Auditors’ Fees

The firm of Marcum LLP acts as SCH’s independent registered public accounting firm. The following is a summary of fees paid or to be paid to Marcum LLP for services rendered. Marcum LLP has not waived its right to make claims against the funds in the trust account for fees of any nature owed to it.

Audit Fees

During the fiscal year ended December 31, 2018, audit fees for Marcum LLP were $54,848. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings.

Audit-Related Fees

During the fiscal year ended December 31, 2018, audit-related fees were $0. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

During the fiscal year ended December 31, 2018, Marcum LLP tax related fees were $0. Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.

All Other Fees

During the fiscal year ended December 31, 2018, there were no fees billed for services provided by Marcum LLP other than those set forth above.

Audit Committee Pre-Approval Policies and Procedures

THE AUDIT COMMITTEE IS RESPONSIBLE FOR APPOINTING, SETTING COMPENSATION AND OVERSEEING THE WORK OF THE INDEPENDENT AUDITORS. IN RECOGNITION OF THIS RESPONSIBILITY, THE AUDIT COMMITTEE SHALL REVIEW AND, IN ITS SOLE DISCRETION, PRE-APPROVE ALL AUDIT AND PERMITTED NON-AUDIT SERVICES TO BE PROVIDED BY THE INDEPENDENT AUDITORS AS PROVIDED UNDER THE AUDIT COMMITTEE CHARTER.

INFORMATION ABOUT THE VG COMPANIES

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of the VG Companies and their subsidiaries prior to the consummation of the Business Combination.

Overview

We are a vertically-integrated aerospace company pioneering human spaceflight for private individuals and researchers. We believe the commercial exploration of space represents one of the most exciting and significant technology initiatives of our time. We are embarking on this commercial exploration journey with a mission to put humans into space and return them safely to earth on a routine, consistent and affordable basis. Using our proprietary and reusable technologies, and supported by a distinctive, Virgin-branded customer experience, we are developing a spaceflight system designed to offer customers, whom we also refer to as “Future Astronauts,” a unique, multi-day experience culminating in a spaceflight that includes several minutes of weightlessness and views of Earth from space. We are in the final stages of development, having already completed two crewed flights of our vehicle into space, and anticipate our initial commercial launch in 2020.

Over the past decade, several trends have converged to invigorate the commercial space industry. Rapidly advancing technologies, decreasing costs, open innovation models with improved access to technology and greater availability of capital have driven significant growth in the commercial space market. According to an October 2018 article from the U.S. Chamber of Commerce, the commercial space market is expected to grow 6% per year, from $385 billion in 2017 to at least $1.5 trillion by 2040, reaching 5% of U.S. gross domestic product. As a result of these trends, we believe the exploration of space and the cultivation and monetization of space-related capabilities offer immense potential for the creation of economic value and future growth. Further, we believe we are at the center of these industry trends and well-positioned to capitalize on them by bringing human spaceflight to a broad global population that dreams of traveling to space.

The market for commercial human spaceflight for private individuals is new and untapped. As of August 1, 2019, only 573 humans have ever traveled above the Earth’s atmosphere into space to become officially recognized as astronauts, cosmonauts or taikonauts. Overwhelmingly, these men and women have been government employees handpicked by government space agencies such as NASA and trained over many years at significant expense. Private commercial space travel has been limited to a select group of individuals who were able to reach space, generally only at great personal expense, risk and discomfort. We are planning to change that. We believe a significant market opportunity exists to provide high net worth individuals with a dynamic spaceflight experience at a fraction of the expense incurred by other private individuals to date. We believe this market opportunity is supported by the 603 reservations and approximately $80.0 million of deposits we had booked as of June 30, 2019, and also by the more than 3,000 flight reservation inquiries we have received since SpaceShipTwo’s first spaceflight in December 2018.

Over the last 14 years, we have developed an extensive portfolio of proprietary technologies that are embodied in the highly specialized assets that we have developed or leased to enable commercial spaceflight and address these industry trends. These assets include:

•

Our carrier aircraft, WhiteKnightTwo—WhiteKnightTwo is a twin-fuselage, custom-built aircraft designed to carry our spaceship, SpaceShipTwo, up to an altitude of approximately 45,000 feet, where the spaceship is released for its flight into space. Our carrier aircraft is designed to launch thousands of SpaceShipTwo flights over its lifetime. This reusable launch platform design provides a flight experience and economics similar to commercial airplanes, and may offer a considerable economic advantage over other potential launch alternatives. Additionally, our carrier aircraft has a rapid turnaround time, enabling it to provide frequent spaceflight launch services for multiple spaceships.

•	Our spaceship, SpaceShipTwo—SpaceShipTwo is a reusable spaceship with the capacity to carry two pilots and up to six Future Astronauts into space before returning them safely to the Earth’s surface.

SpaceShipTwo is a rocket-powered winged vehicle designed to achieve a maximum speed of over Mach 3 and has a flight duration, measured from the takeoff of our carrier aircraft to the landing of SpaceShipTwo, of up to approximately 90 minutes. SpaceShipTwo’s cabin has been designed to optimize the Future Astronaut’s safety, experience and comfort. For example, the sides and ceiling of the spaceship’s cabin are lined by more than a dozen windows, offering Future Astronauts the ability to view the blackness of space as well as stunning views of the Earth below. With the exception of the rocket motor’s fuel and oxidizer, which must be replenished after each flight, SpaceShipTwo is designed as a wholly reusable spaceship.

•

Our hybrid rocket motor, RocketMotorTwo—SpaceShipTwo is powered by a hybrid rocket propulsion system, RocketMotorTwo, that propels it on a trajectory into space. The term “hybrid” rocket refers to the fact that the rocket uses a solid fuel grain cartridge and a liquid oxidizer. The fuel cartridge is consumed over the course of a flight and replaced in between flights. RocketMotorTwo has been designed to provide performance capabilities necessary for spaceflight with a focus on safety, reliability and economy. Its design incorporates comprehensive critical safety features, including the ability to be safely shut down at any time, and its limited number of moving parts increases reliability and robustness for human spaceflight. Furthermore, the motor is made from a benign substance that needs no special or hazardous storage.

•

Spaceport America—The Future Astronaut flight preparation and experience will take place at our operational headquarters at Spaceport America. Spaceport America is the first purpose-built commercial spaceport in the world and serves as the home of our terminal hangar building, officially designated the “Virgin Galactic Gateway to Space.” Spaceport America is located in New Mexico on 27 square miles of desert landscape, with access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace will facilitate frequent and consistent flight scheduling by preventing general commercial air traffic from entering the area. Additionally, the desert climate and its relatively predictable weather provide favorable launch conditions year-round. Our license from the FAA includes Spaceport America as a location from which we can launch and land our spaceflight system on a routine basis.

We have designed our spaceflight system with a fundamental focus on safety. Important elements of our safety design include horizontal takeoff and landing, highly reliable and rigorously tested jet engines on our carrier aircraft, two pilots in our carrier aircraft and the spaceship to provide important redundancy, a proprietary feathering system that allows the spaceship to properly align for re-entry with limited pilot input, extensive screening and training of our pilots, and the ability to safely abort at any time during the mission. In 2016, the FAA granted us our commercial space launch license with a limited number of verification and validation steps that must be completed before the FAA will clear us to include customers on our spaceflights. Specifically, we are required by the FAA to submit final integrated vehicle performance results conducted in an operational flight environment, including final configuration of critical systems and aspects of the environmental control system and human factors performance. We expect to be able to submit these results to the FAA during the first half of 2020.

Our goal is to offer our Future Astronauts an unmatched, safe and affordable journey to space without the need for any special prior experience or significant prior training and preparation. We have worked diligently for over a decade to plan every aspect of the Future Astronaut’s journey to become an astronaut, drawing on a world-class team with extensive experience with human spaceflight, high-end customer experiences and reliable transportation system operations and safety. Each Future Astronaut will spend four days at Spaceport America, with the first three days spent on pre-flight training and the spaceflight itself occurring on the fourth day. In space, they will be able to exit their seats and experience weightlessness, floating about the cabin and positioning themselves at one of the many windows around the cabin sides and top. After enjoying several minutes of weightlessness, customers will maneuver back to their own seats to prepare for re-entry and the journey back into the Earth’s atmosphere. Upon landing, astronauts will disembark and join family and friends to celebrate their achievements and receive their astronaut wings.

We have historically sold spaceflight tickets at a price point of up to $250,000 per ticket. Given demand for human spaceflight experiences and the limited available capacity, however, we expect the price of our tickets to increase for a period of time. We also anticipate offering premium pricing options for customers with an interest in further customizing or enhancing their astronaut journey. As of June 30, 2019, we had reservations for 603 spaceflight tickets and approximately $80.0 million in deposits. We believe these sales are largely attributable to the strength and prominence of the Virgin Galactic brand, which has driven many of our customers directly to us with inbound requests. As we transition to full commercialization, we intend to take a more active role in marketing and selling our spaceflight experience. Given that sales of spaceflights are consultative and generally require a one-on-one sales approach, we intend to go to market using our direct sales organization and may expand the reach of that organization using a global network of high-end travel professionals that we refer to as Accredited Space Agents.

Our senior management team has extensive experience in the aerospace industry and includes the former Chief of Staff for NASA as well as NASA’s space shuttle launch integration manager. Our team of pilots is similarly experienced, with over 216 years of collective flight experience, and includes former test pilots for NASA, the Royal Air Force, the U.S. Air Force, the Italian Air Force and the U.S. Marine Corps. Our commercial team is managed and supported by individuals with significant experience and success in building and growing a commercial spaceflight brand, selling spaceflight reservations and managing the pre-flight Future Astronaut community.

Commercial Space Industry

The commercial exploration of space represents one of the most exciting and important technological initiatives of our time. For the last six decades, crewed spaceflight missions commanded by the national space agencies of the United States, Russia and China have captured and sustained the attention of the world, inspiring countless entrepreneurs, scientists, inventors, ordinary citizens and new industries. Despite the importance of these missions and their cultural, scientific, economic and geopolitical influence, as of August 1, 2019, only 573 humans have ever traveled above the Earth’s atmosphere into space to become officially recognized astronauts, cosmonauts or taikonauts. Overwhelmingly, these men and women have been government employees handpicked by government space agencies such as NASA and trained over many years at significant expense. While these highly capable government astronauts have inspired millions, individuals in the private sector have had extremely limited opportunity to fly into space, regardless of their personal wealth or ambitions. We are planning to change that.

Over the past decade, several trends have converged to invigorate the commercial space industry. Rapidly advancing technologies, decreasing costs, open innovation models with improved access to technology and greater availability of capital have driven explosive growth in the commercial space market. According to an October 2018 article from the U.S. Chamber of Commerce, the commercial space market will grow 6% per year, from $385.0 billion in 2017 to at least $1.5 trillion by 2040, reaching 5% of U.S. gross domestic product. The growth in private investment in the commercial space industry has led to a wave of new companies reinventing parts of the traditional space industry, including human spaceflight, satellites, payload delivery and methods of launch, in addition to unlocking entirely new potential market segments. Government agencies have taken note of the massive potential and growing import of space and are increasingly relying on the commercial space industry to spur innovation and advance national space objectives. In the United States, this has been evidenced by notable policy initiatives and by commercial contractors’ growing share of space activity.

As a result of these trends, we believe the exploration of space and the cultivation and monetization of space-related capabilities offers immense potential for creation of economic value and future growth. Further, we believe we are at the center of these industry trends and well-positioned to capitalize on them by bringing human spaceflight to a broader global population that dreams of traveling to space. We are initially focused on human spaceflight for recreation and research, but we believe our differentiated technology and unique capabilities can be leveraged to address numerous additional commercial and government opportunities in the commercial space industry.

We have developed extensive vertically integrated aerospace development capabilities for developing, manufacturing and testing aircraft and related propulsion systems. These capabilities encompass preliminary systems and vehicle design and analysis, detail design, manufacturing, ground testing, flight testing and post-delivery support and maintenance. We believe our unique approach and rapid prototyping capabilities enable innovative ideas to be designed quickly and built and tested with process and rigor. In addition, we have expertise in configuration management and developing documentation needed to transition our technologies and systems to commercial applications. Further, we have developed a significant amount of know-how, expertise and capability that we believe we can leverage to capture growing demand for innovative, agile and low-cost development projects for third parties, including contractors, government agencies and commercial service providers. We are actively exploring strategic relationships to identify new applications for our technologies and to develop advanced aerospace technologies for commercial and transportation applications that we believe will accelerate progress within relevant industries and enhance our growth.

Human Spaceflight

The market for commercial human spaceflight for private individuals is new and virtually untapped. To date, private commercial space travel has been limited to a select group of individuals who were able to reach space only at great personal expense, risk and discomfort. In effect, these individuals became temporary members of the Russian Space Agency, were required to learn the Russian language and trained for months prior to spaceflight. In 2001, Dennis Tito was the first private individual to purchase a ticket for space travel, paying an estimated $20.0 million for a ride to the ISS on a Russian Soyuz rocket. Since then, six individuals have purchased tickets and flown successful orbital missions that have included time on the ISS, and current prices for spaceflights to the ISS approximately range between $50.0 million and $75.0 million per trip. One individual, Charles Simonyi, flew twice.

Other than these limited and extremely expensive alternatives, we are unaware of any currently available alternatives for private space travel. Historically, the privatization of human spaceflight has been limited primarily by cost and availability to private individuals. In the past, the technologies necessary to journey to space have been owned and controlled strictly by government space agencies. With the exception of a few seats on the Russian Soyuz rocket, government agencies have not demonstrated interest in providing vehicles or seats to the private sector for human spaceflight. Instead, government efforts in human spaceflight have focused on research missions and have historically required billions of dollars of investment. Because of the government’s research orientation and because of the high cost of development, historically there has been limited innovation to foster the commercial viability of human spaceflight. For example, most spacecraft were developed as single-use vehicles; and while the Space Shuttle was built as a reusable vehicle, it required significant recovery and refurbishment between flights.

The interconnected dynamics of national security concerns, government funding, a lack of competing technologies and economies of scale, as well as the infrequency of flights, have all contributed to sustained high costs of human spaceflight. In addition to the cost, privatization has also been limited by concerns surrounding the ability to safely transport untrained general members of the public into space.

While these obstacles have significantly limited the adoption of human space travel, we believe the few private individuals who have already flown at significant personal cost provide important insight into the potential demand for private space travel, particularly if these obstacles can be addressed. To evaluate the potential market opportunity, we have performed a high-level analysis based on publicly available information to estimate the net worth of our existing reservation holders. Based on that analysis, we estimate that over 90% of our existing reservation holders have a net worth of over $1.0 million, and approximately 70% have a net worth of less than $20.0 million. As a result, we expect our commercial human spaceflight offering will receive interest broadly across the spectrum of high net worth individuals. However, in the near term we expect the majority of our spaceflight customers will consist of individuals with a net worth of $10.0 million or more.

An October 2018 report by the Credit Suisse Research Institute estimated that in 2018 there were approximately 1.8 million high net worth individuals globally with a net worth greater than $10.0 million and that this group of individuals was expected to grow at a compound annual growth rate of approximately 6% through 2023. In light of this, we believe a significant market opportunity exists for a company that can provide high net worth individuals with the opportunity to enjoy a spaceflight experience in comfort and safety. We believe this is supported by the 603 reservations, backed by approximately $80.0 million of deposits, that we had received as of June 30, 2019. This customer backlog represents approximately $120.0 million in expected future revenue upon payment of the full ticket price for SpaceShipTwo flights. Though we have not been actively selling our astronaut experience since 2014, having established proof of market and in order to focus resources on community management and achieving. However, we have received more than 3,000 flight reservation inquiries since SpaceShipTwo’s first spaceflight in December 2018.

Our Strategy

Using our proprietary and reusable flight system, and supported by a distinctive, Virgin-branded customer experience, we are seeking to provide affordable, safe, reliable and regular transportation to space. To accomplish this we intend to:

•

Launch our commercial program for human spaceflight. In December 2018, we flew our first spaceflight using our current SpaceShipTwo, VSS Unity. This marked the first ever flight of a vehicle designed for commercial service to take humans into space and was the first crewed space launch from U.S. soil since 2011. In February 2019, we flew VSS Unity to space for a second time and, in addition to the two pilots, carried a crew member in the cabin. The crew member was able to unbuckle her seatbelt and float around the cabin in weightlessness – another first for a commercial space vehicle. All five crew members flown across these two flights were thereafter awarded official U.S. government commercial astronaut wings in recognition of having traveled more than 50 miles above sea level. We are now in the final phases of readying our commercial spaceflight program. As part of this preparatory work, we are transitioning our operational headquarters to our purpose-built facility at Spaceport America in New Mexico and completing the final work on VSS Unity for commercial service, including the installation of the cabin interior. The interior furnishings and fixtures are also being installed at Spaceport America, along with finalizing everything needed to prepare our first customers for flight. We expect to conclude the final portion of the flight test program from Spaceport America and expect successful completion of those tests to lead to our first commercial flight in 2020.

•

Expand the fleet to increase our flight rate. We will commence commercial operations with our SpaceShipTwo spaceship, VSS Unity, and our WhiteKnightTwo carrier aircraft, VMS Eve, which together comprise our spaceflight system. We believe these craft will be sufficient to meet our initial operating plan. We have two additional SpaceShipTwo vehicles under construction, as well an additional WhiteKnightTwo carrier undergoing design engineering. We plan to expand the fleet to a total of five SpaceShipTwo vehicles in service by the end of 2023, which should allow us to increase our annual flight rate. Beyond that, we plan to identify opportunities to expand to additional spaceports.

•

Lower operating costs. We are focused on developing and implementing manufacturing efficiencies in an effort to decrease the manufacturing cost per spaceship. Additionally, we expect that, as we commence commercial operations, our staff will become more efficient in various aspects of operations and maintenance such that we can reduce operating costs.

•

Leverage our proprietary technology and deep manufacturing experience to augment our product and service offerings and expand into adjacent and international markets. We have developed an extensive set of vertically integrated aerospace development capabilities and technologies. While our primary focus for the foreseeable future will be on commercializing human space flight, we expect to explore the application of our proprietary technologies and our capabilities in areas such as design, engineering, composites manufacturing, high-speed propulsion and production for other commercial and government uses. Among other opportunities, we believe our technology could be used to develop supersonic and hypersonic vehicles that drastically reduce travel time for point-to-point international travel. By leveraging our technology and operations, we believe we will also have an opportunity in the future to pursue growth opportunities abroad, including by potentially opening additional spaceports or entering into other arrangements with different international government agencies.

Our Competitive Strengths

We are a pioneer in commercial human spaceflight with a mission to enhance our world by opening space to a broad audience and facilitating the further exploration of our universe. We believe that our collective expertise, coupled with the following strengths, will allow us to build our business and expand our market opportunity and addressable markets:

•

Differentiated technology and capabilities. Over the last 14 years, we have developed reusable vehicles and capabilities that will allow us to move towards airline-like operations for spaceflight, and which were the basis for the FAA granting us our commercial space launch license in 2016. Our spaceflight system and our hybrid rocket motor together enable the following key differentiators:

•	horizontal take-off and landing using winged vehicles and traditional airplane runway infrastructure that enable a familiar airplane-like experience;

•	use of our carrier aircraft for first stage of flight and then to air launch our spaceship, which is intended to maximize the safety and efficiency of our spaceflight system;

•	pilot-designed and pilot-flown missions to avoid complexity, aiding safety and customer confidence;

•	carbon composite construction that is light, strong and fatigue-resistant;

•	robust, controllable spaceship hybrid rocket motor propulsion system that can be safely shut down at any time during the flight;

•	large cabin with multiple windows, allowing for an experience of weightlessness and easy access to views of Earth for all of our customers; and

•	unique “wing-feathering” system, designed to enable a safe, aerodynamically controlled re-entry into the Earth’s atmosphere on a repeated basis.

•

Significant backlog and pent up customer demand. While not yet in commercial service, we have already received significant interest from Future Astronauts and research organizations. As of June 30, 2019, we had reservations for SpaceShipTwo flights from 603 customers, backed by approximately $80.0 million of deposits. We have not been actively selling new reservations for spaceflights at the end of 2014, having established a proof of market and in order to focus resources on community management and achieving commercialization. Since then, we have experienced strong additional demand, with more than 3,000 people having registered interest in flying to space since our first spaceflight in December 2018. Additionally, we have flown eight payloads for space research missions and intend to pursue similar arrangements for additional research missions.

•

Iconic brand associated with unique customer experiences. The Virgin brand carries an exceptional reputation worldwide for innovation, customer experience, adventure and luxury. We have been planning our customer journey for many years and have refined our plans with the help of our potential Future Astronauts, many of whom are highly regarded enthusiasts who are committed to optimizing their experience and our success. The customer journey starts with marketing materials, the sales process and the purchase of a reservation. It concludes with a four-day spaceflight experience at Spaceport America, which includes a personalized training and preparation program designed to optimize the flight for each individual and incorporates an activity program for friends and family. The experience culminates in an epic flight to space and a full video and photographic record of the journey. A clear customer service ethos and language runs through the entire journey and is managed by our uniquely experienced team.

•

Limited competition with natural barriers to entry. Entry into the commercial human spaceflight market requires a significant financial investment as well as many years of high-risk development. We were formed in 2004 after the basic architecture of our spaceflight system had been proven in prototype form, which in itself had taken several years. In total, development of our platform and capabilities has required more than $1 billion in total investment to date. We are aware of only one competitor with a similar investment of time and money in suborbital commercial human spaceflight, which is taking a different approach to its launch architecture.

•

Highly specialized and vertically integrated design and manufacturing capabilities. We possess highly specialized and vertically integrated capabilities that enable us to manage and control almost all elements of design and manufacturing of our spaceship and our carrier aircraft. These capabilities include a unique approach to rapid prototyping that enables us to design, build and test innovative ideas quickly; a deep composite manufacturing experience with broad applications in the aerospace industry; a dedicated team and facilities that support the full development of our high performance vehicles; and a 200,000 square foot campus in Mojave, California that houses fabrication, assembly, hangar and office space and where we perform ground and test operations.

•

First purpose-built commercial spaceport. Spaceport America was designed to be both functional and beautiful and sets the stage for our Future Astronaut experiences. Spaceport America is located in New Mexico on 27 square miles of desert landscape, with access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace will facilitate frequent and consistent flight scheduling and the desert climate and its relatively predictable weather provide favorable launch conditions year-round. The facilities were built with our operational requirements and our customers in mind, with comprehensive consideration of its practical function, while also providing the basis for the Virgin Galactic experience.

•

Experienced management team and an industry-leading flight team. Our management team has extensive experience in the aerospace industry and includes the former Chief of Staff for NASA as well as NASA’s Space Shuttle Launch Integration Manager. Our team of pilots is similarly experienced, with over 216 years of flight experience, and includes former test pilots for NASA, the Royal Air Force, the U.S. Air Force, the Italian Air Force and the U.S. Marine Corps. Our commercial team is managed and supported by individuals with significant experience and success in building and growing a commercial spaceflight brand, selling spaceflight reservations and managing the pre-flight Future Astronaut community.

Our Assets

Over the course of the last 14 years, we have developed an extensive portfolio of proprietary technologies that are embodied in the highly specialized vehicles that we have created to enable commercial spaceflight. These technologies underpin our carrier aircraft, WhiteKnightTwo; our spaceship, SpaceShipTwo; our hybrid rocket motor; and our safety systems. Our Future Astronauts will interact with these technologies at our operational headquarters at Spaceport America, the first purpose-built commercial spaceport, and our terminal hangar building, officially designated the “Virgin Galactic Gateway to Space.”

Our Carrier Aircraft—WhiteKnightTwo

WhiteKnightTwo is a twin-fuselage, custom-built aircraft designed to carry SpaceShipTwo up to an altitude of approximately 45,000 feet, where the spaceship is released for its flight into space. Using WhiteKnightTwo rather than a standard ground-launch rocket reduces the energy requirements for suborbital launch because SpaceShipTwo is not required to propel its way through the higher density atmosphere nearer to the Earth’s surface. Air-launch systems have a well-established flight heritage, having first been used in 1947 for the Bell X-1, which was the first aircraft to break the speed of sound, and later on the X-15 suborbital spaceplane, in Northrop Grumman’s Pegasus rocket system and in earlier versions of our spaceflight system.

WhiteKnightTwo’s differentiating design features include its twin boom configuration, its single-piece composite main wing spars, its reusability as the first stage in our space launch system, and its versatility as a flight trainer for SpaceShipTwo. The twin boom configuration allows for a spacious central area between the two fuselages to accommodate a launch pylon to which SpaceShipTwo can be attached. Both cabins of WhiteKnightTwo are constructed on the same tooling and are identical in shape and size to the SpaceShipTwo cabin. The commonality of cabin construction provides cost savings in production, as well as operational, maintenance and crew training advantages. WhiteKnightTwo’s all-composite material construction substantially reduces weight as compared to an all-metal design. WhiteKnightTwo is powered by four Pratt and Whitney

Canada commercial turbo-fan engines. Spare parts and maintenance support are readily available for these engines, which have reliably been in service on WhiteKnightTwo since December 2008.

WhiteKnightTwo’s pilots are all located in the right boom during all phases of ground operations and flight. At present, the left boom is empty and unpressurized; however, in the future, the left boom could be used to accommodate additional crew, research experiments or astronauts training for their flight on SpaceShipTwo, if permitted by relevant government agencies.

WhiteKnightTwo’s 140 foot main wing houses large air brakes that allow WhiteKnightTwo to mimic SpaceShipTwo’s aerodynamic characteristics in the gliding portions of SpaceShipTwo’s flight. This provides our pilots with a safe, cost-effective and repeatable way to train for SpaceShipTwo’s final approach and landing.

Our carrier aircraft is designed to launch thousands of SpaceShipTwo flights over its lifetime. As such, our spaceflight launch platform system provides a flight experience and economics akin to commercial airplanes and offers a considerable economic advantage over other potential launch architectures. Additionally, our carrier aircraft has a rapid turnaround time, enabling it to provide frequent spaceflight launch services for multiple spaceships.

WhiteKnightTwo was designed with a view towards supporting our international expansion and has a range of up to 2,800 nautical miles. As a result, WhiteKnightTwo can transport SpaceShipTwo virtually anywhere in the world to establish launch capabilities.

WhiteKnightTwo has completed an extensive, multi-year test program that included a combination of ground and flight tests. As of June 30, 2019, WhiteKnightTwo had completed a total of 264 test flights, with more than 50 of those being dual tests with SpaceShipTwo.

Although specifically designed to carry and launch SpaceShipTwo, WhiteKnightTwo has various features that we believe could enable it to be used by third parties as a strategic asset for other commercial and government applications. These features include:

•

Expansive payload and high altitude capacity. When not carrying SpaceShipTwo, WhiteKnightTwo has been designed to carry a payload pod that can carry up to 30,000 pounds at takeoff and 17,000 pounds at landing. Additionally, WhiteKnightTwo is designed to slow cruise and reach a maximum altitude above 55,000 feet, making it potentially compatible with, and differentiated for, a variety of government-related mission profiles.

•	Symmetrical airflow and benign separation characteristics. The symmetrical airflow design helps provide payload stability and facilitates a clean separation from the payload.

•

Interchangeable payload pods. Pods can be used by various customers for a variety of missions. Payload pods can be swapped easily on the WhiteKnightTwo, requiring limited redesign of a pod to change payloads. This provides customers with significant optionality in terms of what payloads can be carried on the WhiteKnightTwo. Payload pods can be pressurized and human rated, allowing commercial off-the-shelf parts to be used to accelerate the development of the customer’s specific payload or technology. We have an existing contract to design a payload pod for a major U.S. aerospace prime contractor for a U.S. government contract that they have been awarded and expect to pursue similar work for commercial and government customers in the future.

Our Spaceship—SpaceShipTwo

SpaceShipTwo is a reusable spaceship with the capacity to carry two pilots and up to six spaceflight participants into space before returning them safely to the Earth’s surface. SpaceShipTwo is a rocket-powered winged vehicle designed to achieve a maximum speed of over Mach 3 and has a flight duration, measured from WhiteKnightTwo’s takeoff to landing, of up to approximately 90 minutes.

SpaceShipTwo begins each mission by being carried to an altitude of approximately 45,000 feet by WhiteKnightTwo before being released. Upon release, the pilot fires the hybrid rocket motor, which propels SpaceShipTwo on a near vertical trajectory into space. Once in space, after providing the Future Astronauts with amazing views and a weightlessness experience, a pilot uses the spaceship’s unique wing feathering feature in order to prepare the vehicle for re-entry. The feathering system works like a shuttlecock in badminton, naturally orienting SpaceShipTwo into the desired re-entry position with minimal pilot and computer input. This re-entry position uses the entire bottom of the spaceship to create substantial drag, thereby slowing the vehicle to a safe re-entry speed and preventing unacceptable heat loads. Once SpaceShipTwo has descended back to an altitude of approximately 55,000 feet above sea level, the wings un-feather back to their normal position, and SpaceShipTwo glides back to the base for a runway landing, similar to NASA’s Space Shuttle or any other glider. SpaceShipTwo’s feathering system was originally developed and tested on SpaceShipTwo’s smaller predecessor, SpaceShipOne.

SpaceShipTwo’s cabin has been designed to maximize customer safety and comfort. A dozen windows in the cabin line the sides and ceiling of the spaceship, offering customers the ability to view the black of space as well as stunning views of the Earth below. Exposure to G-forces during ascent and descent is mitigated by the use of an articulated seat that is upright during rocket boost and reclined during re-entry, enabling customers to experience G-forces that peak at approximately 3 to 4 times the force of gravity during re-entry in a relatively comfortable and safe orientation.

With the exception of the rocket motor’s fuel and oxidizer, which must be replenished after each flight, SpaceShipTwo is designed to be a reusable spaceship. Like WhiteKnightTwo, SpaceShipTwo was constructed with all-composite material construction, providing beneficial weight and fatigue characteristics.

SpaceShipTwo, the VSS Unity, is completing an extensive flight test program that began in March 2010 with the original SpaceShipTwo, VSS Enterprise, which was built by a third-party contractor. This flight program was designed to include a rigorous series of ground and flight tests. As of June 30, 2019, the SpaceShipTwo configuration had completed more than 50 test flights of which eight were rocket-powered test flights, including successful flights to space in December 2018 and February 2019. Prior to commercial launch, SpaceShipTwo will complete its flight test program at Spaceport America in New Mexico. We anticipate our initial commercial launch will be in 2020.

Hybrid Rocket Motor

SpaceShipTwo is powered by a hybrid rocket propulsion system, RocketMotorTwo, that propels it on a trajectory into space. The term “hybrid” rocket refers to the fact that the rocket uses a solid fuel grain and a liquid oxidizer. The fuel cartridge is consumed over the course of a flight, meaning that each SpaceShipTwo flight will require the installation of a new, replaceable fuel cartridge that contains the fuel used in the hybrid rocket motor. Assembly of this fuel cartridge is designed to be efficient and to support high rates of commercial spaceflight. In 2018, RocketMotorTwo set a Guinness world record as the most powerful hybrid rocket to be used in manned flight, and in February 2019 it was accepted into the permanent collection of the National Air and Space Museum.

RocketMotorTwo has been designed to provide required mission performance capability with a focus on safety, reliability and economy. Its design benefits from critical safety features including its ability to be shut down safely at any time and its limited number of moving parts, which increases reliability and robustness for human spaceflight. Furthermore, the motor is made from a benign substance that needs no special or hazardous storage.

As of June 30, 2019, we have built 116 full-scale motors and completed over 100 test firings of full scale RocketMotorTwos, including eight in-flight firings. Of these, two were full-duration firings that took SpaceShipTwo into space. Additionally, a variety of subscale tests have been performed to validate basic production and design methods.

Our in-house propulsion team is in the process of upgrading our fuel cartridge production plant to increase the production rate and to reduce unit production cost in order to accommodate planned growth in the SpaceShipTwo fleet and drive increasingly attractive per-flight economics.

Safety Systems

We have designed our spaceflight system with a fundamental focus on safety. Important elements of our safety design include:

•

Horizontal takeoff and landing. We believe that launching SpaceShipTwo from WhiteKnightTwo offers several critical safety advantages. Among other advantages, horizontal launch generally requires less fuel, oxidizer and pressurant on board than would otherwise be required. Moreover, the horizontal launch method allows increased time for pilots and crew to respond to any potential problems that may arise with the spaceship or its propulsion system. As such, if the pilots observe a problem while SpaceShipTwo is still mated to WhiteKnightTwo, they can quickly and safely return to the ground without releasing SpaceShipTwo. Furthermore, if potential concerns emerge after release from WhiteKnightTwo, SpaceShipTwo can simply glide back to the runway.

•	WhiteKnightTwo engine reliability. Highly reliable and rigorously tested jet engines made by Pratt and Whitney Canada power the first 45,000 feet of the journey to space.

•	Two pilots per vehicle. Two pilots will fly in each WhiteKnightTwo and SpaceShipTwo. Having a second pilot in the vehicles spreads the workload and provides critical redundancies.

•

Design of RocketMotorTwo. RocketMotorTwo is a simple and robust, human-rated spaceflight rocket motor with no turbo-pumps or complicated machinery. This rocket offers simple shut-off control at any point in the trajectory, unlike a traditional solid rocket motor.

•	Feathering system. Our unique wing feathering technology provides self-correcting capability that requires limited pilot input for SpaceShipTwo to align properly for re-entry.

•

Astronaut preparation. Each of our Future Astronauts will go through a customized medical screening and flight preparation process, including training for use of communication systems, flight protocols, emergency procedures and G-force training. In addition, initial customer questionnaires and health tracking have been completed and are maintained in a comprehensive and secure medical database.

•

Full mission abort capability. Due to our air-launch configuration, there are various safety mechanisms at different points in the flight in the case of an aborted mission. For example, if pre-launch release criteria are not met, the SpaceShipTwo is designed to remain attached to the carrier aircraft and make a smooth, mated landing. In the event of an abort in a short-burn duration, the spaceship pilot may choose to fly a parabolic, gliding recovery. For longer duration burns, pilots will continue to climb to configure a feathered re-entry and establish a gliding recovery at nominal altitudes.

Spaceport America

The Future Astronauts’ flight preparation and experience will take place at Spaceport America, the first purpose-built commercial spaceport in the world. Spaceport America is located in New Mexico on 27 square miles of desert landscape and includes a space terminal, hangar facilities and a 12,000 foot runway. The facility has access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace will facilitate frequent and consistent flight scheduling, and the desert climate and its relatively predictable weather provide favorable launch conditions year-round. The development costs of Spaceport America were largely funded by the State of New Mexico. Our license from the FAA includes Spaceport America as a location from which we can launch and land our spaceflight system.

The terminal hangar building, officially designated the “Virgin Galactic Gateway to Space,” was designed to be both functional and beautiful, matching customers’ high expectations of a Virgin-branded facility and delivering an aesthetic consistent with the Virgin Galactic experience. The form of the building in the landscape and its interior spaces capture the drama and mystery of spaceflight, reflecting the thrill of space travel for our customers. The LEED-Gold certified building has ample capacity to accommodate our staff, our customer training and preparation facilities and our fleet of vehicles.

The Astronaut Journey

Our goal is to offer our Future Astronauts an unmatched but affordable opportunity to experience spaceflight safely and without the need for any special prior experience or significant prior training and preparation. We have worked diligently for over a decade to plan every aspect of the customer’s journey to become an astronaut, drawing on a world-class team with extensive experience with human spaceflight, high-end customer experiences and reliable transportation system operations and safety. We have had the considerable advantage of building and managing our initial community of Future Astronauts, comprised of individuals from 60 countries who have made reservations to fly on SpaceShipTwo. This community is actively engaged, allowing us to understand the style of customer service and experience expected before, during and after each flight. We have used customer input to ensure that each customer’s journey with us, from end to end, will represent a pinnacle life experience and achievement.

The journey begins with a personalized and consultative sales process. Once the reservation transaction is completed, the customer receives an “onboarding” call from our direct sales organization, known as our Astronaut Office, in London and is provided with a personalized welcome pack. This pack contains a desktop model of the spaceship, a Future Astronaut community membership card and other branded assets, along with a video message and personal letter from Sir Richard Branson welcoming the Future Astronaut into the Virgin Galactic family. Future Astronauts are kept apprised of community activity and company news through an app-accessed customer portal. Once we commence commercial operations, this portal will be the principal tool by which we will provide and receive necessary information from our customers in preparation for their spaceflights.

Prior to traveling to Spaceport America to begin his or her journey, each customer will be required to complete a medical history questionnaire. In addition to completing this questionnaire, each customer will also undergo a physical exam with an aerospace medicine specialist, typically within six months of flight. Some customers may be asked for additional testing as indicated by their health status. Based on our observations in tests involving a large group of our early customers, we believe that the vast majority of people who want to travel to space in our program will not be prevented from doing so by health or fitness considerations.

Pre-Flight Training

Future Astronauts will participate in three days of pre-flight training at Spaceport America. The spaceflight is expected to occur on the fourth day of the astronaut experience.

Pre-flight training will include classroom education, mock-up training and time spent with the mission’s fellow Future Astronauts and crew. The purpose of this training is to prepare the customers to safely experience the spaceflight, particularly the key attributes of the unique sensation of weightlessness and the feeling of dramatic acceleration upon launch.

We have worked with training experts, behavioral health experts, experienced flight technicians, and experienced government astronauts in order to customize training for our suborbital missions. This program is expected to include training for emergency egress, flight communication systems, flight protocols, seat ingress and egress and will meet all training requirements prescribed by applicable regulation.

The training program has been built on the philosophy that familiarization with the systems, procedures, equipment and personnel that will be involved in the actual flight will make the Future Astronaut more comfortable and allow the customer to focus his or her attention on having the best possible experience. As a result, most training is expected to involve hands-on activities with real flight hardware or with high fidelity mock-ups.

Although broadly similar for each flight, the training program and the flight schedule may vary slightly depending on the backgrounds, personalities, physical health of the astronauts and weather and other conditions. Additionally, we expect to review, assess and modify the program regularly as we gain commercial experience.

The Spaceflight Experience

On the morning of their flight to space, the Future Astronauts will head out to the spaceport for their final flight briefings and preparation. Customers will change into personal, custom-designed flight suits developed and fabricated by Under Armour via brand partnership. The Future Astronauts then will meet up with their fellow Future Astronauts and board SpaceShipTwo, which will already be mated to the WhiteKnightTwo.

The spaceship cabin has been designed, like the spaceport interior, to deliver an aesthetic consistent with our brand values and to optimize the flight experience. User experience features are expected to include strategically positioned high definition video cameras, flight data displays and cabin lighting. Virgin Group companies are renowned for their interior design, particularly in the aviation industry. That experience and reputation has been brought to bear on both spaceship and spaceport interiors in an effort to optimize the customer journey.

Once all customers are safely onboard and the pilots have coordinated with the appropriate regulatory and operational groups, WhiteKnightTwo will take-off and climb to an altitude of approximately 45,000 feet. Once at altitude, the pilots will perform all necessary vehicle and safety checks and then will release SpaceShipTwo from WhiteKnightTwo. Within seconds, the rocket motor will be fired, instantly producing acceleration forces of up to 4Gs as the spaceship undertakes a near vertical climb and achieves speeds of more than Mach 3.

After the rocket motor has fired for approximately 60 seconds, the pilots will shut it down, and the spaceship will coast up to apogee. Customers will be able to exit their seats and experience weightlessness, floating about the cabin and positioning themselves at one of the dozen windows around the cabin sides and top. The vehicle’s two pilots will maneuver the spaceship in order to give the astronauts spectacular views of the Earth and an opportunity to look out into the blackness of space. While the astronauts are enjoying their time in space, SpaceShipTwo’s pilots will have reconfigured the spaceship into its feathered re-entry configuration.

After enjoying several minutes of weightlessness, customers will maneuver back to their own seats to prepare for re-entry. We have conducted seat egress and ingress testing in weightlessness to verify that customers will be able to return to their seats quickly and safely. Our personalized seats, custom-designed to support each astronaut safely during each phase of flight, will cushion the astronauts as the spaceship rapidly decelerates upon re-entry. Customers will enjoy the journey back into the Earth’s atmosphere at which time the vehicle’s wings will be returned to their normal configuration, and the spaceship will glide back to the original runway from which the combined WhiteKnightTwo and SpaceShipTwo pair had taken off less than two hours prior. Upon landing, astronauts will disembark and join family and friends to celebrate their achievements and receive their astronaut wings.

Sales and Marketing

As of June 30, 2019, we had reservations for 603 spaceflight tickets and approximately $80 million in deposits, representing potential revenue of approximately $120 million. Through strong capabilities in community management we have high retention rates, despite deposits being refundable. We believe these sales are largely attributable to the strength and prominence of the Virgin Galactic brand, which has driven many of our customers directly to us with inbound requests. For example, since the December 2018 spaceflight, over 3,000 individuals registered interest in a spaceflight reservation on our website. We have also benefited from Richard Branson’s personal network to generate new inquiries and reservation sales, as well as referrals from existing reservation holders. As we transition to full commercialization, we intend to take a more active role in marketing and selling our spaceflight experience.

Given that sales of spaceflights are consultative and generally require a one-on-one sales approach, we intend to go to market using our direct sales organization. Our direct sales organization, known as the Astronaut Office, is headquartered in London, England. The Astronaut Office also actively manages our Future Astronaut community and sits within our commercial team, which has additional responsibilities including the management of related social channels, public relations, brand management and brand partnerships, including those with Under Armour and Land Rover.

We intend to expand the reach of our direct sales organization using a global network of high-end travel professionals that we refer to as Accredited Space Agents. Our Accredited Space Agents consist of high-end travel professionals from over 30 countries that we hand-picked and individually trained to sell our spaceflights. Accredited Space Agents have contracted with us to sell spaceflight reservations and, while they actively sell other travel experiences, are precluded from selling spaceflight experiences from any other provider. While many of our reservations came through direct inquiry, our Accredited Space Agents were responsible for selling approximately 23% of our reservations as of June 30, 2019.

We are continuing to evaluate and develop our marketing strategy in anticipation of commercial operations and believe our existing direct sales organization, together with our available network of Accredited Space Agents, possess the people, processes, systems and experience we will need to support profitable and fast-growing commercial operations.

We have historically sold spaceflight tickets at a price point of up to $250,000 per ticket. However, given the expected demand for human spaceflight experiences and the limited available capacity, we expect the price of our tickets to increase for a period of time upon resuming sales activities. We also anticipate offering premium pricing options for customers with an interest in further customizing or enhancing their astronaut journey.

Research and Education Applications

In addition to the potential market for human space travel, we believe our existing technology has potential application in other ancillary markets, such as research and education. Historically, the ability to perform research and education activities in space has been limited by the same challenges facing human spaceflight, including the significant cost associated with traveling to space and the limited physical capacity available for passengers or other payloads. Additionally, the long launch lead times and the low launch rate for these journeys make it difficult to run an experiment quickly or to fly repeated experiments, and there has traditionally been a significant delay in a researcher’s ability to obtain the data from the experiment once the journey was complete. Moreover, traditional spaceflight is hard on research payloads due to the high G-loads at launch. As a result, researchers have attempted to use parabolic aircraft and drop towers to create moments of microgravity and conduct significant research activities. While these solutions help address cost concerns, they offer only seconds of microgravity per flight and do not offer access to the upper atmosphere or space, rapid re-flight or, in the case of drop towers and sounding rockets, the opportunity for the principal investigator to fly with the scientific payload. We believe our existing spaceflight system addresses many of these issues by providing:

•	researchers the ability to accompany and monitor their experiments in space;

•	the ability to fly payloads repeatedly, which can enable lower cost and iterative experiments;

•	prompt access to experiments following landing;

•	access to a large payload capacity; and

•	in the case of sounding rockets, dramatically gentler G-loading.

We believe the demand for access to suborbital research is likely to come from educational and commercial research institutions across a broad range of technical disciplines. Multiple government agencies and research institutions have expressed interest in contracting with us to deliver research payloads to space and to conduct suborbital experiments. We have flown eight payloads for research-related missions and we expect research missions to form an important part of our launch manifest in the future.

Design, Development and Manufacturing

Headquartered at the Mojave Air and Space Port in Mojave, California, our development and manufacturing team consists of over 500 talented and dedicated engineers, technicians and professionals with thousands of years of combined design, engineering, manufacturing and flight test experience from a wide variety of the world’s leading research, commercial and military aerospace organizations.

We have developed extensive vertically integrated aerospace development capabilities for developing, manufacturing and testing aircraft and related propulsion systems. These capabilities encompass preliminary systems and vehicle design and analysis, detail design, manufacturing, ground testing, flight testing and post-delivery support and maintenance. We believe our unique approach and rapid prototyping capabilities enable innovative ideas to be designed quickly and built and tested with process rigor. In addition, we have expertise in configuration management and developing documentation needed to transition our technologies and systems to commercial applications. We believe our breadth of capabilities, experienced and cohesive team, and culture would be difficult to re-create and can be easily leveraged on the future design, build and test of transformational aerospace vehicles.

The first vehicle we manufactured was VSS Unity, the second SpaceShipTwo. Leveraging the extensive design engineering invested in VSS Unity, we are currently manufacturing additional spaceships based on that design, at a substantially lower cost. In addition, we are manufacturing rocket motors to support growth of our commercial operations over time.

Additionally, we have developed a significant amount of know-how, expertise and capabilities that we believe we can leverage to capture growing demand for innovative, agile and low-cost development projects for third parties, including contractors, government agencies and commercial service providers. We are actively exploring strategic relationships to develop new applications for our technologies and to develop new aerospace technologies for commercial and transportation applications that we believe will accelerate progress within relevant industries and enhance our growth.

All of our manufacturing operations, which include among others fabrication, assembly, warehouse and both ground and test operations, are located in Mojave, California at the Air and Space Port, where our campus spans over 200,000 square feet. This location provides us with year-round access to airspace for various flight test programs. We believe having all manufacturing operations located at this campus facilitates rapid experimentation of new concepts, which is key to delivering innovation.

Additional Potential Applications of our Technology

We believe we can leverage our robust platform of advanced technologies, significant design, engineering and manufacturing experience, and thousands of hours of flight training to develop additional aerospace applications, including, among others, supersonic and hypersonic point-to-point travel. Supersonic and hypersonic aircraft are aircraft capable of traveling at speeds faster than the speed of sound and five times the speed of sound, respectively. We believe a significant market opportunity exists for vehicles with this capability, as they could be used to drastically reduce international travel times. Other potential applications of our technology include urban air mobility, or the ability to enable rapid, reliable transportation within cities and urban areas; captive carry and launch services; and high altitude long endurance vehicles. While our primary focus for the foreseeable future will be on commencing and managing our commercial human spaceflight operations, we expect to continue to explore and evaluate the application of our technologies into these and other ancillary applications.

Competition

The commercial spaceflight industry is still developing and evolving but we expect it to be highly competitive. Currently, our primary competitor in establishing a suborbital commercial human spaceflight market is Blue Origin, a privately-funded company that is seeking to develop a vertically-launched, suborbital spaceship. In addition, we are aware of several large, well-funded, public and private entities actively engaged in developing competitive products within the aerospace industry, including SpaceX and Boeing. While these companies are currently focused on providing orbital spaceflight transportation to government agencies, a fundamentally different product from ours, we cannot ensure that one or more of these companies will not shift their focus to include suborbital spaceflight and directly compete with us in the future.

Many of our current and potential competitors are larger and have substantially greater resources than we do. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or to offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with our products and services in the future. Any such foreign competitor could potentially, for example, benefit from subsidies from or other protective measures by its home country.

We believe our ability to compete successfully as a commercial provider of human spaceflight does and will depend on a number of factors including the price of our offerings, consumer confidence in the safety of our offerings, consumer satisfaction for the experiences we offer, and the frequency and availability of our offerings. We believe that we compete favorably on the basis of these factors.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent, trademark, copyright and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees, and we seek to control access to and distribution of, our proprietary information through non-disclosure agreements with our vendors and business partners. Unpatented research, development and engineering skills make an important contribution to our business, but we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property.

Virgin Trademark License Agreement

Since 2009, VG, LLC has possessed certain exclusive and non-exclusive rights to use the name and brand “Virgin Galactic” and the Virgin signature logo. On July 9, 2019 and in connection with our entry into the Merger Agreement, we agreed that the trademark license agreement with VEL would, effective on the consummation of the Business Combination, be amended and restated and novated to VGH, Inc. in order for us to continue to have these certain rights to the “Virgin Galactic” name and brand and the Virgin signature logo following consummation of the Business Combination. Our rights under the amended and restated trademark license are subject to certain reserved rights and pre-existing licenses granted by VEL to third parties. In addition, for the term of the Amended TMLA, to the extent the Virgin Group does not otherwise have a right to place a director on the board of directors of VGH, Inc., such as Vieco US’s right to designate the VG designees under the Stockholder’s Agreement, under the Amended TMLA, VGH, Inc. has agreed to provide VEL with the right to appoint one director to VGH, Inc.’s board of directors (provided the designee is qualified to serve on the board under all applicable corporate governance policies and regulatory and NYSE requirements).

Unless terminated earlier, the Amended TMLA will have an initial term of 25 years from the date of the consummation of the Business Combination, subject to up to two additional 10-year renewals by mutual agreement of the parties. The Amended TMLA may be terminated by VEL upon the occurrence of a number of specified events, including if:

•	we commit a material breach of our obligations under the Amended TMLA (subject to a cure period, if applicable);

•	we materially damage the Virgin brand;

•	we use the brand name “Virgin Galactic” outside of the scope of the activities licensed under the Amended TMLA (subject to a cure period);

•	we become insolvent;

•	we undergo a change of control to an unsuitable buyer, including to a competitor of VEL’s group;

•	we fail to make use of the “Virgin Galactic” brand to conduct our business;

•	we challenge the validity or entitlement of VEL to own the “Virgin” brand; or

•

the commercial launch of our services does not occur by a fixed date or thereafter if we are unable to undertake any commercial flights for paying passengers for a specified period (other than in connection with addressing a significant safety issue).

Upon any termination or expiration of the Amended TMLA, we will (unless otherwise agreed with VEL) have ninety days to exhaust, return or destroy any products or other materials bearing the licensed trademarks, and to change our corporate name to a name that does not include any of the licensed trademarks, including the Virgin name.

Pursuant to the terms of the Amended TMLA, we are obligated to pay VEL quarterly royalties equal to the greater of (a) a low single-digit percentage of our gross sales and (b) (i) prior to the first spaceflight for paying customers, a mid-five figure amount in dollars and (ii) from our first spaceflight for paying customers, a low-six figure amount in dollars, which increases to a low-seven figure amount in dollars over a four-year ramp up and thereafter increases in correlation with the consumer price index. In relation to certain sponsorship opportunities, a higher, mid-double-digit percentage royalty on related gross sales applies.

The Amended TMLA also contains, among other things, customary mutual indemnification provisions, representations and warranties, information rights of VEL and restrictions on our and our affiliates’ ability to apply for or obtain registration for any confusingly similar intellectual property to that licensed to us pursuant to the Amended TMLA. Furthermore, VEL is generally responsible for the protection, maintenance, enforcement and protection of the licensed intellectual property, including the Virgin brand, subject to our step-in rights in certain circumstances.

All Virgin and Virgin-related trademarks are owned by VEL and our use of such trademarks is subject to the terms of the Amended TMLA, including our adherence to VEL’s quality control guidelines and granting VEL customary audit rights over our use of the licensed intellectual property.

Spacecraft Technology License Agreement

We are party to a Spacecraft Technology License Agreement, as amended, with Mojave Aerospace Ventures, LLC (“MAV”) pursuant to which we possess a non-exclusive, worldwide license under certain patents and patent applications, including improvements that have been reduced to practice within a specified period. Unless terminated earlier, the term of this license agreement will expire on the later of a fixed date and the expiration date of the last to expire of the patent rights granted under the agreement. The license agreement and the associated licenses granted thereunder may be terminated if we commit a material breach of our obligations under the agreement that is uncured for more than 30 days, or if we become insolvent.

Under the terms of the license agreement, we are obligated to pay MAV license fees and royalties through the later of a fixed date and the expiration date of the last to expire of the patent rights granted under the agreement of (a) a low-single-digit percentage of our commercial spaceflight operating revenue, subject to an annual cap that is adjusted annually for changes in the consumer price index, (b) a low-single-digit percentage of our gross operating revenue on the operation of spacecraft, and (c) a mid-single-digit percentage of our gross sales revenue of spacecraft sold to third parties.

Regulatory

Federal Aviation Administration

The regulations, policies and guidance issued by the FAA apply to the use and operation of our spaceflight system. When we operate our spaceflight system as “launch vehicles,” meaning a vehicle built to operate in, or place a payload or human beings in, space, and a suborbital rocket, the FAA’s commercial space transportation requirements apply. Operators of launch vehicles are required to have proper licenses, permits and authorizations from the FAA and comply with the FAA’s insurance requirements for third-party liability and government property. Congress enacted a law prohibiting the FAA from issuing regulations until 2023 for the safety of persons on launch vehicles such as SpaceShipTwo and WhiteKnightTwo, unless a death or serious injury, or event that could have led to a death or serious injury, were to occur earlier. Once this law expires, we may face increased and more expensive regulation from the FAA relating to our spaceflight activities. The FAA has an open notice of proposed rulemaking process relating to commercial launch that could impact our operations. While we are monitoring these developments, we cannot predict the timing, scope or terms of any proposed rulemaking relating to commercial launch.

When not operating as launch vehicles, our spaceflight system vehicles are regulated as experimental aircraft by the FAA. The FAA is responsible for the regulation and oversight of matters relating to experimental aircraft, the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA aircraft certification and maintenance, and other matters affecting air safety and operations. While our vehicles currently are registered with the FAA, in the event that the parties decide, pursuant to the Merger Agreement, that the Merger Subs should survive the Mergers, we will need to file new vehicle registration applications for the surviving Merger Subs. In that instance, once any such new vehicle registration applications are filed, the applications will serve as registrations until the FAA issues the new vehicle registrations, which will allow us to continue our operations during that period.

We have a current FAA Reusable Launch Vehicle Operator License that allows test and payload revenue flights from both Mojave, California and Spaceport America, New Mexico. Prior to being able to carry spaceflight participants, we are required by the FAA to submit final integrated vehicle performance results conducted in an operational flight environment, including final configuration of critical systems and aspects of the environmental control system and human factors performance. We expect to be able to submit these results to the FAA during the first half of 2020.

Failure to comply with the FAA’s aviation or space transportation regulations may result in civil penalties or private lawsuits, or the suspension or revocation of licenses or permits, which would prevent us from operating our spaceflight system.

Informed Consent and Waiver

Our commercial human spaceflight operations and any third-party claims that arise from our operation of spaceflights are subject to federal and state laws governing informed consents and waivers of claims, including under the Commercial Space Launch Amendments Act of 2004 (“CSLA”) and the New Mexico Space Flight Informed Consent Act (“SFICA”).

Under U.S. federal law and the CSLA, operators of spaceflights are required to obtain informed consent from both participants and members of crew for any commercial human spaceflight. In addition, the CSLA requires that an operator must obtain any spaceflight participant’s informed consent before receiving compensation or making an agreement to fly. While compensation is not defined in regulation or statute, the FAA does not consider refundable deposits for future spaceflight to be compensation. Moreover, the CSLA established a three-tiered indemnification system, subject to appropriations, for a portion of claims by third parties for injury, damage or loss that result from a commercial spaceflight incident. All operators with an FAA-license for commercial launches and reentries are covered by this federal indemnification and are required to carry insurance in amounts up to the maximum probable loss level likely to occur in an accident subject to a cap. In the instance of a catastrophic loss, U.S. law provides that the federal government will pay up to $3.0 billion to indemnify the operator above the levels covered by insurance.

Additionally, the SFICA offers spaceport-related companies protection in New Mexico, where we will conduct our commercial operations, from lawsuits from passengers on space vehicles where spaceflight participants provide informed consent and a waiver of claims. This law generally provides coverage to operators, manufacturers and suppliers, and requires operators to maintain at least $1.0 million in insurance for all space flight activities. The SFICA will automatically be repealed in July 2021 unless New Mexico chooses to extend it.

At this time, no such claim regarding these informed consent provisions has been brought in New Mexico or in federal courts, and we are unable to determine whether the immunity provided by the CSLA, the SFICA or other applicable laws or regulations would be upheld by U.S. or foreign courts. The various federal and state regulations regarding informed consent for suborbital commercial spaceflight are evolving, and we continue to monitor these developments. However, we cannot predict the timing, scope or terms of any other state, federal or foreign regulations relating to informed consent and waivers of claims relating to commercial human spaceflight.

International Traffic in Arms Regulations and Export Controls

Our spaceflight business is subject to, and we must comply with, stringent U.S. import and export control laws, including the ITAR and the EAR. The ITAR generally restrict the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulate the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the United States.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime with respect to the spaceflight business.

Many different types of internal controls and efforts are required to ensure compliance with such export control rules. In particular, we are required to maintain a registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance of services for foreign persons, related to and that support our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. The inability to secure and maintain necessary licenses and other authorizations could negatively affect our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations.

Failures by us to comply with export control laws and regulations could result in civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. government.

Employees

Our employees are critical to our success. As of June 30, 2019, we had 669 employees and 155 contractors. Prior to joining our company, many of our employees had prior experience working for a wide variety of reputed research, commercial and military aerospace and non-aerospace organizations. To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Facilities

We operate primarily at two locations in California and New Mexico. All of our facilities are located on land that is leased from third parties. We believe that such facilities meet our current and future anticipated needs.

We maintain more than 200,000 square feet of manufacturing and operations facilities at the Mojave Air and Space Port in Mojave, California. This campus includes six main operational buildings and several storage buildings under separate lease agreements that collectively house fabrication, assembly, warehouse, office and test operations. These facilities are leased pursuant to several agreements, which generally have two- or three-year initial terms coupled with renewal options. Several leases are either operating in renewal periods or on a month-to-month basis.

We will conduct our commercial operations at Spaceport America in Sierra County, New Mexico. Located on more than 25 square miles of desert landscape and with access to more than 6,000 square miles of protected airspace, Spaceport America is the world’s first purpose-built commercial spaceport and is home to the Virgin Galactic Gateway to Space terminal. State and local governments in New Mexico have invested more than $200.0 million in Spaceport America, with Virgin Galactic serving as the facility’s anchor tenant under a 20-year lease scheduled to expire in 2028, subject to our right to extend the term for an additional five years.

Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition or cash flows.

THE VG COMPANIES’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of the VG Companies and their subsidiaries prior to the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Combined Financial and Other Data of the VG Companies” section of this proxy statement/prospectus and our combined financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Virgin Galactic is at the vanguard of a new industry, pioneering the commercial exploration of space with reusable spaceflight systems. We believe the commercial exploration of space represents one of the most exciting and important technology initiatives of our time. This industry has begun growing dramatically due to new products, new sources of private and government funding, and new technologies. Demand is emerging from new sectors and demographics. As government space agencies have retired or reduced their own capacity to send humans into space, private companies are beginning to make crucial inroads into the fields of human space exploration. Virgin Galactic has embarked into this commercial exploration journey with a mission to put humans into space and return them safely to Earth on a routine and consistent basis. We believe the success of this mission will provide the foundation for a myriad of exciting new industries.

We are a vertically integrated aerospace company pioneering human spaceflight for private individuals and researchers. Our spaceship operations consist of commercial human spaceflight and flying payloads into space. Our operations also include the design and development, manufacturing, ground and flight testing, and post-flight maintenance of our spaceflight vehicles. We focus our efforts in spaceflights using our reusable technology for human tourism and for research and education. We intend to offer our customers, also referred to as Future Astronauts, a unique, multi-day experience culminating in a spaceflight that includes several minutes of weightlessness and views of Earth from space. As part of our commercial operations, we have exclusive access to the Gateway to Space facility at Spaceport America located in New Mexico. Spaceport America is the world’s first purpose built commercial spaceport and will be the site of our initial commercial spaceflight operations. We believe the site provides us with a competitive advantage when creating our spaceflight plans as it not only has a desert climate with relatively predictable weather conditions preferable to support our spaceflights, it also has airspace that is restricted for surrounding commercial air traffic that facilitates frequent and consistent flight scheduling.

Our primary mission is to launch the first commercial program for human spaceflight. In December 2018 we made history by flying our groundbreaking spaceship, SpaceShipTwo, to space. This represented the first flight of a spaceflight system built for commercial service to take humans into space. Shortly thereafter, we flew our second spaceflight in SpaceShipTwo in February 2019, and, in addition to the two pilots, carried a crew member in the cabin. Since our December 2018 spaceflight, over 3,000 individuals have expressed interest in space travel by registering through our website. We had also received reservations for 603 spaceflight tickets and collected approximately $80.0 million in Future Astronaut deposits as of June 30, 2019. With each ticket purchased, Future Astronauts will experience a multi-day journey that includes a tour of the spaceport, flight suit fitting, spaceflight training and culminating with a trip to space on the final day.

We have also developed an extensive set of vertically integrated aerospace development capabilities encompassing preliminary vehicle design and analysis, detail design, manufacturing, ground testing, flight testing, and maintenance of our spaceflight system. Our spaceflight system consists of three primary components: our carrier aircraft, WhiteKnightTwo; our spaceship, SpaceShipTwo; and our hybrid rocket motor.

SpaceShipTwo is a spaceship with the capacity to carry pilots and customers, or payloads, into space and return them safely to Earth. Fundamentally, SpaceShipTwo is a rocket-powered aerospace vehicle that operates more like a plane than a traditional rocket. SpaceShipTwo is powered by a hybrid rocket propulsion system, which we refer to as RocketMotorTwo, which propels the spaceship on a trajectory into space. SpaceShipTwo’s cabin has been designed to maximize the Future Astronaut’s safety, experience and comfort. A dozen windows line the sides and ceiling of the spaceship, offering the Future Astronauts the ability to view the blackness of space as well as stunning views of the Earth below. Our mothership, WhiteKnightTwo, is a twin-fuselage, custom-built aircraft designed to carry SpaceShipTwo up to an altitude of approximately 45,000 feet where the spaceship is released for its flight into space. Using WhiteKnightTwo’s air launch capability, rather than a standard ground-launch, reduces the energy requirements of our spaceflight system as SpaceShipTwo does not have to rocket its way through the higher density atmosphere closest to the Earth’s surface.

Our team is currently in various stages of designing, testing and manufacturing additional spaceships, carrier aircraft and rocket motors in order to meet the expected demand for human spaceflight experiences. Concurrently, we are researching and developing new products and technologies to grow our company. We are developing a captive carry/launch service that will be featured in our carrier aircraft, WhiteKnightTwo. Such features of the WhiteKnightTwo, along with its ability to carry heavy payloads into high altitudes, offers us a unique market offering for a wide array of customers in the future.

Our operations also include efforts in spaceflight opportunities for research and education. For example, professional researchers have utilized parabolic aircraft and drop towers to create moments of microgravity and conduct significant research activities. In most cases, these solutions offer only seconds of microgravity per flight and do not offer access to the upper atmosphere or space. Other researchers have conducted experiments on sounding rockets or satellites. These opportunities are expensive, infrequent and impose highly limiting operational constraints. We believe that research experiments will benefit from prolonged exposure to space conditions and yield better results aboard SpaceShipTwo due to the large cabin, gentler flight, relatively low cost, advantageous operational parameters, and frequent flights. As such, researchers and educators are able to conduct critical experiments and obtain important data without having to sacrifice time and resources. Our commitment to advancing research and science was present in our December 2018 and February 2019 spaceflights as we transported payloads into space for research purposes under a NASA flight contract.

We have also leveraged our knowledge and expertise in manufacturing spaceships to occasionally perform engineering services for customers, such as research, design, development, manufacturing and integration of advanced technology systems.

Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors.”

Commercial Launch of Our Human Spaceflight Program

We are in the final phases of developing our commercial spaceflight program. Prior to commercialization, we must complete our test flight program, which includes a rigorous series of ground and flight tests, including our baseline spaceflight metrics, pathflights and safety protocol that will be used throughout our spaceflight program. We expect to conclude the final portion of the test flight program, which includes a submission to the

FAA for a modification to our license that will allow us to conduct a spaceflight with a customer on board, and begin commercial operations in 2020. Any delays in successful completion of our test flight program will impact our ability to generate human spaceflight revenue.

Customer Demand

While not yet in commercial service for human spaceflight, we have already received significant interest from potential Future Astronauts. Going forward, we expect the size of our backlog and the number of Future Astronauts that have flown to space on our spaceflight system to be an important indicator of our future performance. As of June 30, 2019, we had reservations for SpaceShipTwo flights from 603 Future Astronauts. Since 2014, we have not been actively selling our astronaut experience, having established a proof of market and in order to focus resources on community management and achieving technological feasibility of our spaceflight system, but we have received more than 3,000 flight reservation inquiries since SpaceShipTwo’s first spaceflight in December 2018.

Available Capacity and Annual Flight Rate

We face constraints of resources and competing demand for our human spaceflights. We expect to commence commercial operations with a single SpaceShipTwo, VSS Unity, and a single WhiteKnightTwo carrier aircraft, VMS Eve, which together comprise our only spaceflight system. As a result, our annual flight rate will be constrained by the availability and capacity of this spaceflight system. To reduce this constraint, we are in various stages of designing, testing and manufacturing two additional SpaceShipTwo vehicles as well as an additional WhiteKnightTwo carrier. We believe that expanding the fleet will allow us to increase our annual flight rate.

Safety Performance of Our Spaceflight Systems

Our spaceflight systems are highly specialized with sophisticated and complex technology. We have built operational processes to ensure that the design, manufacture, performance and servicing of our spaceflight systems meet rigorous quality standards. However, our spaceflight systems are still subject to operational and process problems, such as manufacturing and design issues, pilot errors, or cyber-attacks. Any actual or perceived safety issues may result in significant reputational harm to our business and our ability to generate human spaceflight revenue.

Component of Results of Operations

Revenue

To date, we have primarily generated revenue by transporting scientific payloads using our spaceflight systems and by providing engineering services as a subcontractor to the primary contractor of a long-term contract with the U.S. government. We also have generated revenues from a sponsorship arrangement.

Following the commercial launch of our human spaceflight services, we expect the significant majority of our revenue to be derived from sales of tickets to fly to space. We also expect that we will continue to receive a small portion of our revenue by providing services relating to the research, design, development, manufacture and integration of advanced technology systems.

Cost of Revenue

Costs of revenue related to spaceflights include costs related to the consumption of a rocket motor, fuel, payroll and benefits for our pilots and ground crew, and maintenance. Cost of revenue related to the engineering services consist of expenses related to materials and human capital, such as payroll and benefits. Once we have completed our test flight program and commenced commercial operations, we will capitalize the cost to construct any additional SpaceShipTwo vehicles. Cost of revenue will include vehicle depreciation once those spaceships are placed into service. We have not capitalized any spaceship development costs to date.

Gross Profit and Gross Margin

Gross profit is calculated based on the difference between our revenue and cost of revenue. Gross margin is the percentage obtained by dividing gross profit by our revenue. Our gross profit and gross margin has varied historically based on the mix of revenue-generating spaceflights and engineering services. As we approach the commercialization of our spaceflights, we expect our gross profit and gross margin may continue to vary as we scale our fleet of spaceflight systems.

Selling, General and Administrative

Selling, general and administrative expenses consist of human capital related expenses for employees involved in general corporate functions, including executive management and administration, accounting, finance, tax, legal, information technology, marketing, and human resources; depreciation expense and rent relating to facilities, including the lease with Spaceport America, and equipment; professional fees; and other general corporate costs. Human capital expenses primarily include salaries and benefits. As we continue to grow as a company, we expect that our selling, general and administrative costs will increase on an absolute dollar basis.

We also expect to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.

Research and Development

Research and development expense represents costs incurred to support activities that advance our human spaceflight towards commercialization, including basic research, applied research, concept formulation studies, design, development, and related testing activities. Research and development costs consist primarily of the following costs for developing our spaceflight systems:

•	flight testing programs, including rocket motors, fuel, and payroll and benefits for pilots and ground crew performing test flights;

•	equipment, material, and labor hours (including from third party contractors) for developing the spaceflight system’s structure, spaceflight propulsion system, and flight profiles; and

•	rent, maintenance, and depreciation of facilities and equipment and other overhead expenses allocated to the research and development departments.

As of June 30, 2019, our current primary research and development objectives focus on the development of our SpaceShipTwo vehicles for commercial spaceflights and developing our RocketMotorTwo, a hybrid rocket propulsion system that will be used to propel our SpaceShipTwo vehicles into space. The successful development of SpaceShipTwo and RocketMotorTwo involves many uncertainties, including:

•	timing in finalizing spaceflight systems design and specifications;

•	successful completion of flight test programs, including flight safety tests;

•	our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•	performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

•	performance of a limited number of suppliers for certain raw materials and components;

•	performance of our third-party contractors that support our research and development activities;

•	our ability to maintain rights from third parties for intellectual properties critical to research and development activities; and

•	our ability to continue funding and maintain our current research and development activities.

A change in the outcome of any of these variables could delay the development of SpaceShipTwo and RocketMotorTwo, which in turn could impact when we are able to commence our human spaceflights.

As we are currently still in our final development and testing stage of our spaceflight system, we have expensed all research and development costs associated with developing and building our spaceflight system. We expect that our research and development expenses will decrease once technological feasibility is reached for our spaceflight systems as the costs incurred to manufacture additional SpaceShipTwo vehicles, built by leveraging the invested research and development, will no longer qualify as research and development activities.

Interest Income

Interest income consists primarily of interest earned on cash and cash equivalents held by us in interest bearing demand deposit accounts.

Interest Expense

Interest expense relates to our capital lease obligations.

Other Income

Other income consists of miscellaneous non-operating items, such as public relations events, merchandising, and legal settlements.

Income Tax Provision

We are subject to income taxes in the United States and the United Kingdom. Our income tax provision consists of an estimate of federal, state, and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Combined Operations

The following tables set forth our results of operations for the periods presented and expresses the relationship of certain line items as a percentage of revenue for those periods. The period-to-period comparisons of financial results is not necessarily indicative of future results.

	Six Months Ended June 30,		$ Change	% Change	Years Ended December 31,		$ Change	% Change
	2019	2018			2018	2017
	($ in thousands)				($ in thousands)
Revenue	$2,420	1,176	$1,244	106%	$2,849	$1,754	$1,095	62%
Cost of revenue	1,284	319	965	303	1,201	488	713	146

Gross profit	1,136	857	279	33	1,648	1,266	382	30
Operating expenses:
Selling, general and administrative expenses	26,905	23,753	3,152	13	50,902	46,886	4,016	9
Research and development expenses	61,591	58,515	3,076	5	117,932	93,085	24,847	27

Operating loss	(87,360)	(81,411)	(5,949)	7	(167,186)	(138,705)	(28,481)	21
Interest income	750	180	570	317	633	241	392	163
Interest expense	2	6	(4)	(67)	10	21	(11)	(52)
Other income	37	28,079	(28,042)	(100)	28,571	453	28,118	6,207

Loss before income taxes	(86,575)	(53,158)	(33,417)	63	(137,992)	(138,032)	40	(<0)
Income tax expense	86	80	6	8	147	155	(8)	(5)

Net loss	$(86,661)	$(53,238)	$(33,423)	63%	$(138,139)	$(138,187)	$48	(<0)%

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018 and Year Ended December 31, 2018, Compared to Year Ended December 31, 2017

Revenue

	Six Months Ended June 30,		$ Change	% Change	Years Ended December 31,		$ Change	% Change
	2019	2018			2018	2017
	($ in thousands)				($ in thousands)
Revenue	$2,420	$1,176	$1,244	106%	$2,849	$1,754	$1,095	62%

Six months ended June 30, 2019 compared to six months ended June 30, 2018. Revenue increased by $1.2 million, or 106%, to $2.4 million for the six months ended June 30, 2019 from $1.2 million for the six months ended June 30, 2018 primarily due to flying payload in February 2019 in connection with our testing program.

Year ended December 31, 2018 compared to year ended December 31, 2017. Revenue increased by $1.1 million, or 62%, to $2.8 million in 2018 compared to $1.8 million in 2017 primarily due to flying payload in December 2018 in connection with our testing program.

Cost of Revenue and Gross Profit

	Six Months Ended June 30,		$ Change	% Change	Years Ended December 31,		$ Change	% Change
	2019	2018			2018	2017
	($ in thousands)				($ in thousands)
Cost of revenue	$1,284	$319	$965	303%	$1,201	$488	$713	146%
Gross profit	$1,136	$857	$279	33%	$1,648	$1,266	$382	30%
Gross margin	47%	73%			58%	72%

Six months ended June 30, 2019 compared to six months ended June 30, 2018. Cost of revenue increased by $1.0 million, or 303%, to $1.3 million for the six months ended June 30, 2019 from $0.3 million for the six months ended June 30, 2018. The change in cost of revenue is primarily due to flight costs for flying payload in February 2019. Gross profit increased by $0.3 million, or 33%, to $1.1 million for the six months ended June 30, 2019 from $0.9 million for the six months ended June 30, 2018. Gross margin for the six months ended June 30, 2019 decreased by 26 percentage points compared to the six months ended June 30, 2018. The increase in gross profit and the decrease in gross margin is primarily driven by smaller gross margins associated with the increased revenues recognized for flying payload in February 2019.

Year ended December 31, 2018 compared to year ended December 31, 2017. Cost of revenue for 2018 increased by $0.7 million, or 146%, to $1.2 million compared to $0.5 million in 2017. The change in cost of revenue is primarily due to flight costs for flying payload in December 2018. Gross profit for 2018 increased by $0.4 million, or 30%, to $1.6 million compared to $1.3 million in 2017. Gross margin for 2018 decreased by 14 percentage points compared to 2017. The increase in gross profit and the decrease in gross margin is primarily driven by smaller gross margins associated with the increased revenues recognized for flying payload in December 2018.

Selling, General and Administrative Expenses

	Six Months Ended June 30,		$ Change	% Change	Years Ended December 31,		$ Change	% Change
	2019	2018			2018	2017
	($ in thousands)				($ in thousands)
Selling, general and administrative expense	$26,905	$23,753	$3,152	13%	$50,902	$46,886	$4,016	9%

Six months ended June 30, 2019 compared to six months ended June 30, 2018. Selling, general and administrative expenses increased by $3.2 million, or 13%, to $26.9 million for the six months ended June 30, 2019 from $23.8 million for the six months ended June 30, 2018. This $3.2 million increase was primarily due to general corporate growth.

Year ended December 31, 2018 compared to year ended December 31, 2017. Selling, general and administrative expenses for 2018 increased by $4.0 million, or 9%, to $50.9 million compared to $46.9 million in 2017. This $4.0 million increase was primarily due to human capital expenses, such as payroll and benefits, related to growth outside our research and development headcount.

Research and Development Expenses

	Six Months Ended June 30,		$ Change	% Change	Years Ended December 31,		$ Change	% Change
	2019	2018			2018	2017
	($ in thousands)				($ in thousands)
Research and development expenses	$61,591	$58,515	$3,076	5%	$117,932	$93,085	$24,847	27%

Six months ended June 30, 2019 compared to six months ended June 30, 2018. Research and development expenses increased by $3.1 million, or 5%, to $61.6 million for the six months ended June 30, 2019 from $58.5 million for the six months ended June 30, 2018. The increase was primarily due to costs associated with developing our spaceflight system, of which $2.4 million was due to increased human capital expenses, such as payroll and benefits, related to growth in our engineering research and development headcount. Total spaceflight system development costs incurred during the six months ended June 30, 2019 was $53.6 million as compared to $50.7 million for the six months ended June 30, 2018. Research and development expense also included an increase of $0.2 million associated with the cost of test flights which totaled $8.0 million for the six months ended June 30, 2019, as compared to $7.8 million for the six months ended June 30, 2018. Test flight expenses include costs related to consumption of rocket motors, fuel, and payroll and benefit costs for our pilots and ground crew.

Year ended December 31, 2018 compared to year ended December 31, 2017. Research and development expenses increased by $24.8 million, or 27%, to $117.9 million for 2018 from $93.1 million in 2017. The increase was due to costs associated with developing our spaceflight system, of which $10.9 million was due to increased human capital expenses, such as payroll and benefits, related to growth in our engineering research and development headcount and $11.3 million for material costs. Total spaceflight system development costs incurred during 2018 was $101.5 million as compared to $79.4 million in 2017. The remaining increase in research and development of $2.7 million is due to costs associated with test flights which totaled $16.5 million for 2018 as compared to $13.7 million in 2017. Test flight expenses include costs related to consumption of rocket motors, fuel, and payroll and benefit costs for our pilots and ground crew.

Interest Income

	Six Months Ended June 30,		$ Change	% Change	Years Ended December 31,		$ Change	% Change
	2019	2018			2018	2017
	($ in thousands)				($ in thousands)
Interest income	$750	$180	$570	317%	$633	$241	$392	163%

Interest income increased by $0.6 million, or 317%, to $0.8 million for the six months ended June 30, 2019 from $0.2 million for the six months ended June 30, 2018. Interest income for 2018 increased by $0.4 million, or 163%, to $0.6 million compared to $0.2 million in 2017. The increases for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 and for the year ended December 31, 2018 as compared to the year ended December 31, 2017 were primarily due to customer deposits held in depository accounts being moved to a higher interest-bearing account in the second half of 2018.

Interest Expense

Interest expense was immaterial for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018 and 2017.

Other Income

	Six Months Ended June 30,		$ Change	% Change	Years Ended December 31,		$ Change	% Change
	2019	2018			2018	2017
	($ in thousands)				($ in thousands)
Other income	$37	$28,079	$(28,042)	(100)%	$28,571	$453	$28,118	6,207%

Other income for the six months ended June 30, 2019, decreased by $28.0 million, or 100%, to an immaterial amount from $28.1 million for the six months ended June 30, 2018. Other income for 2018 increased by $28.1 million, or 6,207%, to $28.6 million compared to $0.5 million in 2017. The changes were primarily due to the $28.0 million gain from a legal settlement received from one of our suppliers during the first half of the year ended December 31, 2018.

Income Tax Expense

Income tax expense was immaterial for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018 and 2017. We have accumulated net operating losses at the federal and state level as we have not yet started commercial operations. We maintain a substantially full valuation allowance against our net deferred tax assets. The income tax expenses shown above are primarily related to minimum state filing fees in the states where we have operations as well as corporate income taxes for our operations in the United Kingdom, which operates on a cost-plus arrangement.

Liquidity and Capital Resources

Our operations have historically participated in cash management and funding arrangements managed by V10. Only cash and cash equivalents held in bank accounts legally owned by entities dedicated to the VG Companies are reflected in the combined balance sheets. Cash and cash equivalents held in bank accounts legally owned by V10 were not directly attributable to us for any of the periods presented. Transfers of cash, both to and from V10 by us have been reflected as a component of net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

As of June 30, 2019, we had cash and cash equivalents of $85.3 million. Since our inception, we have financed our operations and capital expenditures through cash flows financed by V10. We expect our principal sources of liquidity following the Business Combination, the Primary Purchase and the Reinvestment, if any, will be our cash and cash equivalents and any additional capital we may obtain through borrowings or additional sales of our equity securities.

Historical Cash Flows

	Six Months Ended June 30,		Years Ended December 31,
	2019	2018	2018	2017
	($ in thousands)
Net cash provided by (used in)
Operating activities	$(88,872)	$(55,257)	$(145,703)	$(136,675)
Investing activities	(8,300)	(3,746)	(10,590)	(5,597)
Financing activities	101,128	59,298	156,595	137,870

Net change in cash and cash equivalents	$3,956	$295	$302	$(4,402)

Operating Activities

Net cash used in operating activities was $88.9 million for the six months ended June 30, 2019, primarily consisting of $86.7 million of net losses, adjusted for non-cash items, which primarily included depreciation and amortization expense of $3.2 million and offset by a $5.4 million increase in cash consumed primarily by an increase in inventories and a decrease in accounts payable and accrued liabilities offset by a decrease in accounts receivable and prepayments and other current assets.

Net cash used in operating activities was $55.3 million for the six months ended June 30, 2018, primarily consisting of $53.2 million of net losses, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $2.8 million and offset by a $4.6 million increase in cash consumed primarily by an increase in inventories, due from related party, net, and prepayments and other current assets, and a decrease in customer deposits, offset by an increase in accounts payable and accrued liabilities.

Net cash used in operating activities was $145.7 million for 2018, primarily consisting of $138.1 million of net losses, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $5.8 million and $(0.5) million of deferred rent expense, as well as a $12.9 million increase in cash consumed primarily by an increase in inventories, due from related party, net, accounts receivable, and a decrease in customer deposits offset by an increase in accounts payable and accrued liabilities.

Net cash used in operating activities was $136.7 million for 2017, primarily consisting of $138.2 million of net losses, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $5.1 million and $1.5 million of deferred rent expense, as well as a $5.1 million increase in cash consumed primarily by an increase in due from related party, net, and inventories and a decrease in customer deposits, offset by a decrease in prepayments and other current assets and accounts receivable and an increase in accounts payable and accrued liabilities.

Investing Activities

Net cash used in investing activities was $8.3 million for the six months ended June 30, 2019, primarily consisting of purchases of tooling and manufacturing equipment, leasehold improvements at the Mojave Air and Space Port facility, purchases of furniture and fixtures, IT infrastructure upgrades, as well as construction activities at the Gateway to Space facility and at spaceflight systems fueling facilities.

Net cash used in investing activities was $3.8 million for the six months ended June 30, 2018, primarily consisting of purchases of tooling and manufacturing equipment, upgrades to communications systems, design and architectural services for the Gateway to Space facility and the purchase of a support aircrafts and spare parts.

Net cash used in investing activities was $10.6 million for 2018, primarily consisting of purchases of tooling and manufacturing equipment, design and construction projects at our New Mexico facility, including upgrades to communications systems, IT infrastructure upgrades, main hangar design and architectural services, buildout of maintenance and ground support facilities, and spaceflight systems fueling facilities.

Net cash used in investing activities was $5.6 million for 2017, primarily consisting of purchase of tooling and manufacturing equipment, design and construction projects at our New Mexico facility, as well as purchase of ground support equipment and parts, IT hardware, and furniture and fixtures.

Financing Activities

Net cash provided by financing activities was $101.1 million for the six months ended June 30, 2019, consisting primarily of equity contributions received from V10.

Net cash provided by financing activities was $59.3 million for the six months ended June 30, 2018, consisting primarily of equity contributions received from V10.

Net cash provided by financing activities was $156.6 million for 2018, consisting primarily of equity contributions received from V10.

Net cash provided by financing activities was $137.9 million for 2017, consisting primarily of equity contributions received from V10.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to advance the development of our spaceflight system and the commercialization of our human spaceflight operations. In addition, we expect cost of revenue to increase significantly as we commence commercial operations and add additional spaceships to our operating fleet.

Specifically, our operating expenses will increase as we:

•	scale up our manufacturing processes and capabilities to support expanding our fleet with additional spaceships, carrier aircraft and rocket motors upon commercialization;

•	pursue further research and development on our future human spaceflights, including those related to our research and education efforts, supersonic and hypersonic point-to-point travel;

•	hire additional personnel in research and development, manufacturing operations, testing programs, and maintenance as we increase the volume of our spaceflights upon commercialization;

•	seek regulatory approval for any changes, upgrades or improvements to our spaceflight technologies and operations in the future, especially upon commercialization;

•	maintain, expand and protect our intellectual property portfolio; and

•

hire additional personnel in management to support the expansion of our operational, financial, information technology, and other areas to support our operations as a public company upon the consummation of the Business Combination.

In connection with the Business Combination, on July 8, 2019, Corvina Holdings Ltd. an affiliate of V10, agreed to provide financial support sufficient for us to satisfy our obligations and debt service requirements as they come due and will satisfy, on a timely basis, all our liabilities and obligations that we are unable to satisfy when due from July 8, 2019 through and including the earlier of (i) October 31, 2020 and (ii) the date on which we obtain adequate third-party funding required to satisfy the above, which we expect to be accomplished with the proceeds received upon the consummation of the Business Combination, the Primary Purchase, if any, and the Reinvestment, if any.

We expect that our current cash and cash equivalents and the additional cash and cash equivalents we receive upon the consummation of the Business Combination, the Primary Purchase, if any, and the Reinvestment, if any, will enable us to fund our operating expenses and capital expenditure requirements for at least 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control.

Additionally, we are in the final phases of developing our commercial spaceflight program. While we anticipate initial commercial launch in 2020 with a single SpaceShipTwo, we currently have two additional SpaceShipTwo vehicles under construction and expect the direct costs to complete these two vehicles to be in the range of $40 million to $60 million. Assuming commercial adoption of our human spaceflight program occurs at the level we anticipate, we plan to expand the fleet to a total of five SpaceShipTwo vehicles by the end of 2023. We anticipate the costs to manufacture additional vehicles will begin to decrease as we continue to scale up our manufacturing processes and capabilities. Until we have achieved technological feasibility with our spaceflight systems, we will not capitalize expenditures incurred to construct any additional components of our spaceflight systems and continue to expense these costs as incurred to research and development.

The commercial launch of our human spaceflight program and the anticipated expansion of our fleet have unpredictable costs and are subject to significant risks, uncertainties and contingencies, many of which are beyond our control, that may affect the timing and magnitude of these anticipated expenditures. Some of these risk and uncertainties are described in more detail in this proxy statement/prospectus under the heading “Risk Factors—Risks Related to VGH, Inc.’s Business.”

Commitments and Contingencies

The following table summarizes our contractual obligations as of December 31, 2018.

		Payments Due by Periods (1)
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	($ in thousands)
Operating lease obligations	$51,493	$4,072	$7,772	$7,310	$32,339

We are a party to operating leases primarily for land and buildings (e.g., office buildings, warehouses and spaceport) and certain equipment (e.g., copiers) under non-cancelable operating leases. These leases expire at various dates through 2035.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with GAAP. The preparation of our combined financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Please refer to Note 1 in our combined financial statements included elsewhere in this proxy statement/prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition

We have yet to undertake our first commercial spaceflight for paying private individuals and consequently have not generated any human spaceflight revenue. In December 2018 and February 2019, we successfully carried payloads into space and accordingly recognized revenue related to these spaceflights. Additionally, we have one fixed-price contract as a subcontractor to the primary contractor of a long-term contract with the U.S. government, under which we perform the specified work on a time-and-materials basis subject to a guaranteed maximum price.

For fiscal years ended December 31, 2018 and 2017, we recognize revenue when delivery of our obligations to our customer has occurred, the collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, Value Added Tax, and other sales taxes or duty. Cash payments for spaceflights are classified as customer deposits until persuasive evidence of an arrangement exists. Revenues from spaceflight is recognized when spaceflight service has been delivered. Revenue from engineering services is recognized on a time-and-materials basis for direct labor hours incurred at fixed hourly rates.

For the six months ended June 30, 2019, we recognize revenue when control of the promised service is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services, in accordance with the new standards. However, there is no significant impact in the recognition of revenue.

Inventories

Inventories consist of raw materials expected to be used for the development of the human spaceflight program and customer specific contracts. Inventories are stated at the lower of cost or net realizable value. If events or changes in circumstances indicate that the utility of our inventories have diminished through damage, deterioration, obsolescence, changes in price or other causes, a loss is recognized in the period in which it occurs. We capitalize labor, material, subcontractor and overhead costs as work-in-process for contracts where control has not yet passed to the customer. In addition, we capitalizes costs incurred to fulfill a contract in inventories in advance of contract award as work-in-process if we determine that contract award is probable. We determine the costs of other product and supply inventories by using the first-in first-out or average cost methods.

Research and Development

We conduct research and development activities to develop existing and future technologies that advance our spaceflight system towards commercialization. Research and development activities include basic research, applied research, concept formulation studies, design, development, and related test program activities. Costs incurred for developing our spaceflight system and flight profiles primarily include equipment, material, and labor hours. Costs incurred for performing test flights primarily include rocket motors, fuel, and payroll and benefits for pilots and ground crew. Research and development costs also include rent, maintenance, and depreciation of facilities and equipment and other allocated overhead expenses. We expense all research and development costs as incurred. Once we have achieved technological feasibility, we will capitalize the costs to construct any additional components of our spaceflight systems.

Income Taxes

We adopted the separate return approach for the purpose of presenting the combined financial statements, including the income tax provisions and the related deferred tax assets and liabilities. Our historic operations reflect a separate return approach for each jurisdiction in which we had a presence and V10 filed a tax return.

We record income tax expense for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record valuation allowances to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Our assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing its future taxable income on a jurisdictional basis, we consider the effect of our transfer pricing policies on that income. We have placed a valuation allowance against U.S. federal and state deferred tax assets since the recovery of the assets is uncertain.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we grow, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the income tax expense in the period in which such determination is made and could have a material impact on our financial condition and operating results. The income tax expense includes the effects of any accruals that we believe are appropriate, as well as the related net interest and penalties.

We have not yet started commercial operations and as such we are accumulating net operating losses at the federal and state levels, which are reflected in the income tax provision section of the balance sheet. The presented income tax expenses in these statements are primarily related to minimum state filing fees in the states where we have operations as well as corporate income taxes for our operations in the United Kingdom, which operates on a cost-plus arrangement and therefore incurs income tax expenses.

Stock-Based Compensation

V10 granted options with performance conditions and service requirements. Compensation cost is recognized if it is probable that the performance condition will be achieved. The performance conditions restrict exercisability or settlement until certain liquidity events occur, such as a qualifying initial public offering or change in control. No accrual has been recorded as none of the performance conditions have been achieved nor deemed probable of being achieved. Please refer to Note 7 in our combined financial statements included elsewhere in this proxy statement/prospectus for further information regarding stock-based compensation. These options will be cancelled in connection with the consummation of the Business Combination.

Cash Incentive Plan

Our employees participate in a multiyear cash incentive plan (the “Cash Incentive Plan”) to provide cash bonuses based on the attainment of three qualifying milestones with defined target dates. The maximum aggregate amount of cash awards under the Cash Incentive Plan is $30.0 million. Compensation cost is recognized if it is probable that a milestone will be achieved. No accrual has been recorded as none of the milestones have been achieved nor deemed probable of being achieved. Please refer to Note 1 in our combined financial statements included elsewhere in this proxy statement/prospectus for further information regarding cash-based bonus compensation.

Recent Accounting Pronouncements

Please refer to Note 2 in our combined financial statements included elsewhere in this proxy statement/prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We have operations within the United States and the United Kingdom and as such we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and fluctuations in foreign currency exchange rates. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Risk

Cash and cash equivalents consist solely of cash held in depository accounts and as such are not affected by either an increase or decrease in interest rates. Furthermore, we consider all highly liquid investments with a maturity of three months or less as cash equivalents. Currently, we do not possess any cash equivalents, but if we did, the short term nature of these investments would also not be significantly impacted by changes in the interest rates. We believe that a 10% increase or decrease in interest rates would not have a material effect on our interest income or expense.

Foreign Currency Risk

The functional currency of our operations in the United Kingdom is the local currency (pound sterling). We translate the financial statements of the operations in the United Kingdom to United States Dollars and as such we are exposed to foreign currency risk. Currently, we do not use foreign currency forward contracts to manage exchange rate risk, as the amount subject to foreign currency risk is not material to our overall operations and results.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officers, or persons performing similar functions, and influenced by that company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In connection with the audit of our combined financial statements as of and for the year ended December 31, 2018, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness is related to the lack of a sufficient number of personnel to execute, review and approve all aspects of the financial statement close and reporting process. This material weakness may not allow for us to have proper segregation of duties and the ability to close our books and records and report our results, including required disclosures, on a timely basis. The second material weakness arises from the need to augment our information technology and application controls in our financial reporting.

We have begun the process of, and we are focused on, designing and implementing effective internal controls measures to improve our internal control over financial reporting and remediate the material weaknesses. Our efforts include a number of actions:

•

We are designing and implementing additional review procedures within our accounting and finance department to provide more robust and comprehensive internal controls over financial reporting that address the relative financial statement assertions and risks of material misstatement within our business processes.

•

We are actively recruiting additional personnel, in addition to engaging and utilizing third party consultants and specialists to supplement our internal resources and segregate key functions within our business processes, if appropriate.

•	We are designing and implementing information technology and application controls in our financially significant systems to address our relative information processing objectives.

•	We are enhancing our system’s role based access and implementing automated controls to help improve the reliability of our process and reporting.

•

Finally, we are designing and implementing additional integration in our financially significant systems to provide that our information technology processes alongside efforts in our business processes, are supporting our internal control over financial reporting.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting.

MANAGEMENT OF VGH, INC. FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of September 1, 2019, concerning the persons who are expected to serve as directors and executive officers of VGH, Inc. following the consummation of the Business Combination and assuming the election of the nominees at the extraordinary general meeting as set forth in “Director Election Proposal.”

Name	Age	Position
George Whitesides	45	Chief Executive Officer and Director
Jon Campagna	46	Chief Financial Officer
Mike Moses	51	President, VG, LLC
Enrico Palermo	40	President, TSC, LLC
Chamath Palihapitiya	42	Chairperson of the Board of Directors
Wanda Austin	64	Director
Adam Bain	45	Director
Craig Kreeger	59	Director
Evan Lovell	49	Director
George Mattson	53	Director
James Ryans	43	Director

Executive Officers

George Whitesides. Upon consummation of the Business Combination, George Whitesides will serve as VGH, Inc.’s Chief Executive Officer and as one of VGH, Inc.’s directors. Mr. Whitesides has been Chief Executive Officer of the VG Companies since May 2010. Prior to joining the VG Companies, Mr. Whitesides served as Chief of Staff for NASA from July 2009 to April 2010, and served on the NASA Transition Team from November 2008 to January 2009. Upon departure from the American space agency, he received the Distinguished Service Medal, the highest award the agency confers. Mr. Whitesides has served on various governmental and charitable boards in his career, such as chair of the Reusable Launch Vehicle Work Group for the FAA’s Commercial Space Transportation Advisory Committee, and as a member of the board of Virgin Unite USA, a charitable entity related to Virgin Group. Mr. Whitesides has also served on the executive committee of the Commercial Spaceflight Federation, an industry association (currently as Vice Chair), Caltech’s Space Innovation Council, Princeton University’s Advisory Council for Mechanical and Aerospace Engineering, and the World Economic Forum’s Global Future Council on Space Technologies (as Co-Chair and Member). Mr. Whitesides graduated from Princeton University with a degree from the Woodrow Wilson School of Public and International Affairs, earned a MPhil in geographic information systems and remote sensing from the University of Cambridge, and was a Fulbright Scholar. Mr. Whitesides is well qualified to serve on VGH, Inc.’s board of directors because of his deep knowledge of the aerospace industry and his extensive managerial experience, including as Chief Executive Officer of the VG Companies.

Jon Campagna. Upon consummation of the Business Combination, Jon Campagna will serve as VGH, Inc.’s Chief Financial Officer. Mr. Campagna has been the Chief Financial Officer for the VG Companies since April 2018. Mr. Campagna previously served as Vice President of Finance for the VG Companies from October 2015 to April 2018. Prior to joining the VG Companies, Mr. Campagna served as Controller from July 2012 to October 2015 at ICON Aircraft, a light sport aircraft manufacturer, where he helped transition the organization from a research and development centric organization to a full production environment. Before his tenure at ICON, Mr. Campagna held various financial leadership positions at Ericsson from April 2007 to July 2012, and prior to Ericsson was the Corporate Controller at Tandberg Television from June 2006 to April 2007, when it was acquired by Ericsson. Prior to Tandberg Television, Mr. Campagna was the Corporate Controller at GoldPocket Interactive, a media software provider, from May 2000 to June 2006, shortly after it was acquired by Tandberg Television. Mr. Campagna started his career in the audit and assurance services practice at PwC after graduating from California Polytechnic State University, San Luis Obispo with a bachelor’s degree in Business Administration. Mr. Campagna is a certified public accountant (inactive) in the State of California.

Mike Moses. Upon consummation of the Business Combination, Mike Moses will serve as President of VG, LLC, which will be VGH, Inc.’s wholly owned subsidiary focused on the operation of our spaceflight systems. Mr. Moses has been President of VG, LLC since June 2016 and is responsible for overseeing program development and spaceflight operations, including vehicle processing, flight planning, astronaut training, and flight crew operations. Mr. Moses previously served as VG, LLC’s Vice-President of Operations from October 2011 to June 2016. Prior to joining the VG Companies, Mr. Moses served at NASA’s Kennedy Space Center in Florida as the Launch Integration Manager from August 2008 to October 2011, where he led all space shuttle processing activities from landing through launch, including serving as the chair of NASA’s Mission Management Team, where he provided ultimate shuttle launch decision authority. Mr. Moses served as Flight Director at NASA’s Johnson Space Center from April 2005 to August 2008 where he led teams of flight controllers in the planning, training, and execution of space shuttle missions. Mr. Moses graduated from Purdue University with a bachelor’s degree in Physics and a master’s degree in Aeronautical and Astronautical Engineering, and earned a master’s degree in Space Sciences from the Florida Institute of Technology. Mr. Moses is a two-time recipient of the NASA Outstanding Leadership Medal.

Enrico Palermo. Upon consummation of the Business Combination, Enrico Palermo will serve as President of TSC, LLC, which will be VGH, Inc.’s wholly owned subsidiary focused on the development and manufacture of our spaceflight systems. Mr. Palermo has been President of TSC, LLC since February 2018 and is responsible for the development, manufacturing and testing of the VG Companies’ fleet of spaceships, carrier aircraft and rocket motors. Mr. Palermo previously served as TSC, LLC’s Executive Vice President and General Manager from August 2016 to February 2018 and as Vice President of Operations from July 2011 to July 2016. Mr. Palermo joined the VG Companies in November 2006 and was instrumental in implementing and developing spaceship manufacturing operations and capabilities for TSC, LLC in Mojave, California. Upon receipt of a scholarship from the European Space Agency, Mr. Palermo studied at the International Space University in Strasbourg, France, completing the university’s intensive Space Studies Program in September 2006. Mr. Palermo graduated from the University of Western Australia with a Bachelor of Engineering in Mechanical Engineering and Bachelor of Science in Physics and Applied Mathematics.

Directors

Upon the consummation of the Business Combination, SCH anticipates the initial size of VGH, Inc.’s board of directors being eight directors, each of whom will be voted upon by SCH’s shareholders at the extraordinary general meeting.

Chamath Palihapitiya. Upon consummation of the Business Combination, Mr. Palihapitiya will serve as the Chairperson of VGH, Inc.’s board of directors. Biographical information for Mr. Palihapitiya is set forth under “Information about SCH—Directors and Executive Officers.” Mr. Palihapitiya is well qualified to serve as the Chairperson of VGH, Inc.’s board of directors because of his extensive management history and experience in identifying, investing in and building next-generation technologies and companies, and because he will be a significant stockholder of VGH, Inc. after the Business Combination.

Wanda Austin. Upon consummation of the Business Combination, Dr. Austin will serve as one of VGH, Inc.’s directors. Dr. Austin served as Interim President of the University of Southern California from August 2018 to July 2019 and has held an adjunct Research Professor appointment at the University’s Viterbi School’s Department of Industrial and Systems Engineering since 2007. Dr. Austin has been a director of Chevron Corporation and Amgen Inc. since December 2016 and October 2017, respectively. From January 2008 to October 2016, Dr. Austin served as President and CEO of The Aerospace Corporation, an independent nonprofit corporation operating the only federally funded research and development center for the space enterprise and performing technical analyses and assessments for a variety of government, civil and commercial customers. Before becoming President and CEO, Dr. Austin served as Senior Vice President of the corporation’s National Systems Group and Engineering and Technology Group. From 2015 to January 2017, Dr. Austin served on the President’s Council of Advisors on Science and Technology, advising the President of the United States in areas where an understanding of science, technology and innovation was key to forming effective U.S. policy. Dr. Austin is also a co-founder of MakingSpace, Inc., a nonprofit focused on creating inclusive opportunities for collaboration, and served on the U.S. Human Spaceflight Review Committee from 2009 to 2010, the Defense Science Board from 2010 to 2016, the Space Foundation from 2013 to 2015, the California Council on Science and Technology from 2008 to 2013 and the NASA Advisory Council from 2005 to 2007 and 2014 to 2017. Dr. Austin is a fellow of the American Institute of Aeronautics and Astronautics and a member of the International Academy of Astronautics and the National Academy of Engineering. Dr. Austin holds a bachelor’s degree in mathematics from Franklin & Marshall College, masters degrees in systems engineering and mathematics from the University of Pittsburgh and a doctorate in systems engineering from the University of Southern California. Dr. Austin is well qualified to serve on VGH, Inc.’s board of directors because of her extensive financial and operational experience as well as her deep experience in the aerospace industry.

Adam Bain. Upon consummation of the Business Combination, Mr. Bain will serve as one of VGH, Inc.’s directors. Biographical information for Mr. Bain is set forth under “Information About SCH—Directors and Executive Officers.” Mr. Bain is well qualified to serve on VGH, Inc.’s board of directors because of his extensive experience relating to business growth and development within technology and other related industries.

Craig Kreeger. Upon consummation of the Business Combination, Mr. Kreeger will serve as one of VGH, Inc.’s directors. Mr. Kreeger recently retired from his role as Chief Executive Officer of Virgin Atlantic after leading the company from February 2013 through December 2018. During his tenure at Virgin Atlantic, Mr. Kreeger was responsible for all airline operations and led the company to rebuild its balance sheet, launch its successful joint venture with Delta Airlines and develop a long-term strategy for expanding the joint venture to include AirFrance and KLM Royal Dutch Airlines. Prior to his tenure at Virgin Atlantic, Mr. Kreeger spent 27 years at American Airlines where he held a variety of commercial, operational, financial and strategic roles. Mr. Kreeger spent his last six years at American as part of its leadership team overseeing its International Division and then all of its Customer Service. Mr. Kreeger holds a bachelor’s degree in Economics from the University of California at San Diego and a Master of Business Administration from the University of California at Los Angeles. Mr. Kreeger is well qualified to serve on VGH, Inc.’s board of directors because of his extensive operational, financial and managerial experience and his deep industry knowledge.

Evan Lovell. Upon consummation of the Business Combination, Mr. Lovell will serve as one of VGH, Inc.’s directors. Mr. Lovell has been a Partner of Virgin Group Holdings Limited and its affiliates (collectively, the “Virgin Group”) since October 2012 and is responsible for managing the Virgin Group’s investment team globally. Mr. Lovell currently serves as a member of the board of directors for a number of Virgin Group portfolio companies, including BMR Energy Ltd., V Cruises US, LLC, Virgin Cruises Intermediate Limited, Virgin Cruises Limited, Vieco 10 Limited, Virgin Hotels, LLC, Virgin Sport Group Limited, Virgin Sport Management USA, Inc. and VO Holdings, Inc. From December 2008 to June 2019, Mr. Lovell was a member of the board of directors of AquaVenture Holdings Limited, and from April 2013 to December 2016 was a member of the board of directors of Virgin America Inc. From September 1997 to October 2007, Mr. Lovell served as an investment professional at TPG Capital, where he also served on the board of a number of TPG portfolio companies. Mr. Lovell holds a B.A. in Political Science from the University of Vermont. Mr. Lovell is well qualified to serve on VGH, Inc.’s board of directors because of his extensive experience as a seasoned investor and operator.

George Mattson. Upon consummation of the Business Combination, Mr. Mattson will serve as one of VGH, Inc.’s directors. Mr. Mattson has served as a director for Delta Air Lines, Inc. since October 2012 and as Delta’s representative on the board of directors of the Air France KLM Group since November 2017. Previously, Mr. Mattson served as a Partner and Co-Head of the Global Industrials Group in Investment Banking at Goldman, Sachs & Co. from November 2002 through August 2012. Mr. Mattson joined Goldman Sachs in 1994, and served in a variety of positions before becoming Partner and Co-Head of the Global Industrials Group. Since his retirement from Goldman Sachs, Mr. Mattson has been a private investor involved in acquiring and growing middle market businesses. Mr. Mattson holds a bachelor’s degree in Electrical Engineering from Duke University and a Master of Business Administration from the Wharton School of the University of Pennsylvania. Mr. Mattson is well qualified to serve on VGH, Inc.’s board of directors because of his extensive professional and financial experience and his experience as a public company director.

James Ryans. Upon consummation of the Business Combination, Dr. Ryans will serve as one of VGH, Inc.’s directors. Biographical information for Dr. Ryans is set forth under “Information About SCH—Directors and Executive Officers.” Dr. Ryans is well qualified to serve on VGH, Inc.’s board of directors because of his extensive background and expertise relating to financial consulting, financial accounting and other related industries.

Corporate Governance

Composition of the Board of Directors

The business and affairs of VGH, Inc. will be managed under the direction of its board of directors. Following the consummation of this Business Combination, its board of directors will initially consist of eight directors. Subject to the terms of the Stockholders’ Agreement and VGH, Inc.’s Proposed Certificate of Incorporation and Proposed Bylaws, the number of directors will be fixed by VGH, Inc.’s board of directors.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable VGH, Inc.’s board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Prior to the consummation of this offering, Vieco US, Sponsor and Mr. Palihapitiya (together with any individuals or entities that are signatories thereto or hereafter become party to the agreement, the “Voting Parties”), whose total combined voting power immediately following the consummation of the Business Combination will represent more than 50% of the combined voting power of VGH, Inc., will enter into the Stockholders’ Agreement pursuant to which, among other things, (i) Vieco US and Mr. Palihapitiya will be granted rights to designate directors for election to the Board (and the Voting Parties will vote in favor of such designees at any annual or special meeting of stockholders in which directors are elected,), (ii) Vieco US will agree not to take action to remove the members of the Board designated by Mr. Palihapitiya pursuant thereto, (iii) Mr. Palihapitiya will agree not to take action to remove the members of the Board designated by Vieco US pursuant thereto, and (iv) Vieco US will, under certain circumstances, have the right to approve certain matters as set forth therein. See “BCA Proposal—Related Agreements—Stockholders’ Agreement.”

Under the Stockholders’ Agreement, Vieco US will have the right to designate three directors (the “VG designees”) for as long as Vieco US beneficially owns a number of shares of VGH, Inc. common stock representing at least the 50% of the number of shares beneficially owned by Vieco US immediately following the effective time of the Mergers (after taking into account the consummation of the transactions contemplated by the Purchase Agreement) (provided that when such percentage falls below (x) 50%, Vieco US will have the right to designate only two directors, (y) 25%, Vieco US will have the right to designate only one director and (z) 10%, Vieco US will not have the right to designate any directors). Each of Sponsor and Mr. Palihapitiya will agree to vote, or cause to vote, all of their outstanding shares of its common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the VG designees.

Additionally, pursuant to the Stockholders’ Agreement, Mr. Palihapitiya will also have the right to designate two directors (“CP designees”), one of which must qualify as an “independent director” under stock exchange regulations applicable to VGH, Inc., for as long as Mr. Palihapitiya and the Sponsor collectively beneficially own a number of shares of VGH, Inc. common stock representing at least 90% of the number of shares beneficially owned by them as of immediately following the effective time of the Mergers (excluding any shares purchased by Mr. Palihapitiya pursuant to the Purchase Agreement) (provided that when such percentage falls below (x) 90%, Mr. Palihapitiya will have the right to designate only one director, who will not be required to qualify as an “independent director” and (y) 50%, Mr. Palihapitiya will not have the right to designate any directors).

Vieco US will agree to vote, or cause to vote, all of its outstanding shares of VGH, Inc.’s common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the CP designees. The initial chairperson of the board of directors (as defined in the bylaws) will be Mr. Palihapitiya (provided that Mr. Palihapitiya is entitled to designate at least one director for election) until such time as Vieco US identifies a permanent chairperson who qualifies as an independent director and is reasonably acceptable to Mr. Palihapitiya.

After consummation of the Business Combination, under the terms of the Stockholders’ Agreement, two directors (the “Other designees”), each of whom must qualify as an “independent director” under stock exchange regulations applicable to VGH, Inc. and one of whom must qualify as an “audit committee financial expert” as defined under the rules of the SEC, will initially be appointed in accordance with the Stockholders’ Agreement and, thereafter, will be determined by the board of directors. In addition, under the terms of the Stockholders’ Agreement, the individual serving as the Chief Executive Officer of VGH, Inc. (the “CEO designee”), will be appointed in accordance with the Stockholders’ Agreement to the board of VGH, Inc. and will thereafter be determined by what individual holds the title of Chief Executive Officer of VGH, Inc. Vieco US has been deemed to have designated Messrs. Kreeger, Lovell and Mattson for election to VGH, Inc.’s board of directors, Mr. Palihapitiya has been deemed to have designated Messrs. Palihapitiya and Bain for election to the board of directors, Drs. Austin and Ryans have been deemed to have been designated as the Other designees for election to the board of directors and Mr. Whitesides has been deemed to have been designated as the CEO designee.

Pursuant to the terms of the Stockholders’ Agreement, the VG designees, the CP designees and the Other designees will only be able to be removed with or without cause at the request of the party entitled to designate such director. In all other cases and at any other time, directors will only be able to be removed by the affirmative vote of at least a majority of the voting power of VGH, Inc.’s common stock. Pursuant to the terms of the Stockholders’ Agreement, the CEO designee will be removed at such time when the individual ceases to serve as Chief Executive Officer of VGH, Inc. See “BCA Proposal—Related Agreements—Stockholders’ Agreement—Resignation; Removal; Vacancies.”

In addition, under the Amended TMLA, to the extent the Virgin Group does not otherwise have a right to place a director on the board of directors of VGH, Inc., such as Vieco US’s right to designate the VG designees under the Stockholders’ Agreement, VGH, Inc. has agreed to provide VEL with the right to appoint one director to VGH, Inc.’s board of directors (provided the designee is qualified to serve on the board under all applicable corporate governance policies and regulatory and NYSE requirements). See “BCA Proposal—Related Agreements—Trademark License Agreement.”

Director Independence

As a result of VGH, Inc.’s common stock being listed on the NYSE following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Drs. Austin and Ryans and Messrs. Bain, Kreeger and Mattson qualifies as “independent” as defined under the applicable NYSE rules.

Controlled Company Exemption

Upon consummation of the Business Combination, the Voting Parties will collectively beneficially own more than 50% of the combined voting power for the election of directors. As a result, VGH, Inc. will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and may elect not to comply with certain corporate governance standards, including, but not limited to, the following requirements:

•	that a majority of its board of directors consist of directors who qualify as “independent” as defined under the rules of the NYSE;

•	that it have a nominating and corporate governance committee and, if it has such a committee, that it is composed entirely of independent directors; and

•	that it have a compensation committee and, if it has such a committee, that it is composed entirely of independent directors.

Immediately following the consummation of the Business Combination, VGH, Inc. may elect to utilize one or more of these exemptions for so long as it remains a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that VGH, Inc. ceases to be a “controlled company” and its shares continue to be listed on the NYSE, VGH, Inc. will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks Related to the Business Combination and SCH—Vieco US and the other stockholders that are party to the Stockholders’ Agreement will control the direction of VGH, Inc.’s business, and the concentrated ownership of VGH, Inc.’s common stock will prevent you and other stockholders from influencing significant decisions.” and “Risk Factors—Risks Related to the Business Combination and SCH—Following the Business Combination, VGH, Inc. will be a controlled company within the meaning of the NYSE rules, and, as a result, will qualify for, and we expect it to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”

Committees of the Board of Directors

VGH, Inc.’s board of directors will direct the management of it business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. VGH, Inc. will have a standing audit committee, which will operate under a written charter, but expects that it will not initially have a compensation committee or a nominating and corporate governance committee, for so long as VGH, Inc. remains a controlled company under the NYSE rules. For so long as VGH, Inc. does not have a compensation committee, VGH, Inc. expects that its board of directors will approve compensation for its executive officers and will serve as the administrator under its incentive plans.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Current copies of VGH, Inc.’s charters will be posted on its website, www.virgingalactic.com, as required by applicable SEC and NYSE rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

The audit committee’s responsibilities will include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing VGH, Inc.’s independent registered public accounting firm;

•	discussing with VGH, Inc.’s independent registered public accounting firm their independence from management;

•	reviewing with VGH, Inc.’s independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by VGH, Inc.’s independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and VGH, Inc.’s independent registered public accounting firm the interim and annual financial statements that VGH, Inc. files with the SEC;

•	reviewing and monitoring VGH, Inc.’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon consummation of the Business Combination, the audit committee will consist of Drs. Austin and Ryans and Mr. Kreeger, with Dr. Ryans serving as chair. The parties have affirmatively determined that each expected member of the audit committee qualifies as independent under NYSE rules applicable to board members generally and under the NYSE rules and Exchange Act Rule 10A-3 specific to audit committee members. All expected members of VGH, Inc.’s audit committee meet the requirements for financial literacy under the applicable NYSE rules. In addition, Dr. Ryans will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Boeing Board Observer Right

In connection with the Boeing Agreement, VGH, Inc. will provide Boeing with a right to have a representative attend all meetings of the board of directors of VGH, Inc. and receive all materials provided to the board, subject to exceptions for VGH, Inc. to preserve attorney-client privilege, avoid disclosure of trade secrets or prevent material competitive harm. This right will expire on October 7, 2023, subject to automatic two-year renewals unless VGH, Inc. provides prior written notice, or such other time as when Boeing owns less than all of the shares of common stock purchased by it pursuant to the Boeing Agreement.

Code of Ethics

VGH, Inc. will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on VGH, Inc.’s website, www.virgingalactic.com. VGH, Inc. intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of VGH, Inc.’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of VGH, Inc.’s board of directors.

EXECUTIVE COMPENSATION

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to the VG Companies and their subsidiaries prior to the consummation of the Business Combination, and to VGH, Inc. and its subsidiaries after the Business Combination.

This section discusses the material components of the executive compensation program for the VG Companies’ executive officers who are named in the “2018 Summary Compensation Table” below. In 2018, the “named executive officers” and their positions with the VG Companies were as follows:

•	George Whitesides, Chief Executive Officer of the VG Companies;

•	Michael Moses, President of VG, LLC; and

•	Enrico Palermo, President of TSC, LLC.

Following the Closing, Mr. Whitesides will serve as our Chief Executive Officer, Mr. Moses will serve as the President of VG, LLC and Mr. Palermo will serve as the President of TSC, LLC.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

2018 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended December 31, 2018.

Name and Principal Position	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total
George Whitesides	350,673	93,850	17,334	461,857
Chief Executive Officer

Michael Moses	300,986	68,850	17,531	387,367
President of VG, LLC

Enrico Palermo	297,684	68,850	15,553	382,087
President of TSC, LLC

(1)

Bonus amounts represent annual bonuses earned by each named executive officer in 2018 and paid in cash in 2019, based on the attainment of individual and company performance metrics as determined by the board of directors of the VG Companies in their discretion.

(2)	Amounts in this column include the amounts set forth in the table below:

Named Executive Officer	401(k) Plan Contributions ($)(1)	AD&D Premiums ($)	Car Allowance ($)
George Whitesides	17,250	84	—
Michael Moses	17,170	361	—
Enrico Palermo	15,199	354	3,600

(1)	Amounts include safe harbor and profit sharing employer matching contributions made in 2018.

2018 Salaries

In 2018, the named executive officers received an annual base salary to compensate them for services rendered to the VG Companies. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

In 2018, the VG Companies increased Mr. Moses’ annual base salary from $292,125 to $305,000, and increased Mr. Palermo’s annual base salary from $270,000 to $305,000.

2018 Bonuses

In fiscal year 2018, Messrs. Whitesides, Moses and Palermo were eligible to earn annual cash bonuses targeted at 50%, 40% and 40%, respectively, of their respective base salaries. Each named executive officer was eligible to earn his bonus based on the attainment of company and individual performance metrics, as determined by the board of directors of the board of directors of the VG Companies, in its discretion.

The actual annual cash bonuses awarded to each named executive officer for 2018 performance are set forth above in the Summary Compensation Table in the column entitled “Bonus.”

Equity Compensation

Mr. Whitesides currently holds a stock option covering the common stock of VO Holdings, Inc., the immediate parent of VO, LLC. Additional information about this option is provided in the Outstanding Equity Awards at Fiscal Year-End table below.

In connection with the Business Combination, SCH has adopted the 2019 Incentive Award Plan, referred to below as the 2019 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including the named executive officers) and consultants of VGH, Inc. and its affiliates and to enable VGH, Inc. and certain of its affiliates to obtain and retain services of these individuals, which is essential to VHG, Inc.’s long-term success. The 2019 Plan became effective on the date on which it was adopted by our board of directors, subject to approval by our stockholders. For additional information about the 2019 Plan, please see “Incentive Award Plan Proposal” in this proxy statement/prospectus.

In addition, we expect to grant the named executive officers equity awards in connection with the Business Combination, in the form of stock options and restricted stock units. Restricted stock unit awards will be granted to the executives in connection with the Closing, but stock options will be granted to each executive as to 50% of the award in connection with the Closing, and as to the remaining 50% of the award on the first anniversary of the Closing (the “Anniversary Awards”), subject to continued service through the applicable grant date.

The equity awards will vest over a four year period. Stock options and restricted stock unit awards granted in connection with the Closing will vest as to 25% of the shares subject to each award on the first anniversary of the Closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Anniversary Awards will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the date of the Closing).

Following the grant of the Anniversary Awards, Messrs. Whitesides, Palermo and Moses will hold stock options covering a number of shares equal 6.512%, 4.651% and 4.651%, respectively, of the 2019 Plan’s aggregate share reserve. Assuming the 2019 Plan’s share reserve is 21,205,644 shares, Mr. Whitesides’ options will cover approximately 1,380,912 shares and the options for Messrs. Palermo and Moses each will cover approximately 986,275 shares. The number of restricted stock units subject to each restricted stock unit award is expected to be determined on the Closing date by reference to the fair market value of VGH, Inc.’s common stock on the Closing date.

Other Elements of Compensation

Retirement Plans

In 2018, the named executive officers participated in a 401(k) retirement savings plan maintained by an affiliate of the VG Companies. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. In 2018, contributions made by participants in the 401(k) plan were matched up to a specified percentage of the employee contributions on behalf of the named executive officers. These matching contributions are fully vested as of the date on which the contribution is made. We anticipate that, following the Closing, our named executive officers will continue to participate in this 401(k) plan on the same terms as other full-time employees.

Employee Benefits and Perquisites

Health/Welfare Plans. In 2018, the named executive officers participated in health and welfare plans maintained by an affiliate of the VG Companies, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance;

•	life insurance; and

•	vacation and paid holidays.

Perquisites. In 2018, Mr. Palermo received a $3,600 car allowance. In addition, Mr. Moses is entitled to certain benefits in connection with his relocation to Las Cruces, New Mexico in 2019, specifically: (i) a lump sum payment of $4,600 (to be used towards miscellaneous costs), (ii) company-paid or reimbursed shipment of household goods and house-hunting trips and (iii) a retention/relocation bonus payment of $15,000. Mr. Moses may be required to repay these amounts if he quits or his employment is terminated for cause, in each case, prior to July 29, 2020. In addition, each of Mr. Whitesides and his wife is entitled to a company paid commercial space flight. We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to the named executive officers.

No Tax Gross-Ups

In 2018, the VG Companies did not make gross-up payments to cover the named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by the VG Companies.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2018.

Option Awards
Name	Type of Equity Award	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Option Exercise Price ($)		Option Expiration Date
George Whitesides	Virgin Orbit stock option	July 24, 2017	905,614	(1)	4.81	(2)	July 24, 2024
Michael Moses	—	—	—		—		—
Enrico Palermo	—	—	—		—		—

(1)	Stock option covering shares of VO, Holdings, Inc. common stock granted to Mr. Whitesides that was fully vested as of the date of grant.
(2)	Represents the per share exercise price of the common stock of VO Holdings, Inc.

Executive Compensation Arrangements—Existing Agreements

George T. Whitesides Employment Agreement

On May 17, 2010, George T. Whitesides entered into an employment agreement with VG, LLC to serve as Chief Executive Officer of the VG Companies. Mr. Whitesides’ employment pursuant to the agreement will continue until terminated in accordance with the terms of the agreement.

Pursuant to the employment agreement, Mr. Whitesides’ initial base salary was $250,000 per year. In 2018, his base salary was $350,000. In addition, he is eligible to receive an annual performance bonus of up to 50% of his base salary, to be paid based on the achievement of company and individual performance goals. Mr. Whitesides also is eligible to earn a one-time cash bonus equal to $500,000, to be paid on the first anniversary of the VG Companies’ achievement of a commercial launch, subject to Mr. Whitesides employment through the payment date. The employment agreement also provides that Mr. Whitesides is eligible to participate in the health and welfare benefit plans and programs maintained for the benefit of the VG Companies’ senior level executives or its employees.

Under his employment agreement, if Mr. Whitesides’ employment is terminated by the VG Companies without “cause” or due to his resignation for “good reason” (each, as defined in his employment agreement), then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive (i) continued payment of his base salary for a period of (a) 18 months, if such termination occurs prior to a commercial launch, or (b) six months, if such termination occurs following a commercial launch, and (ii) provided that he has timely elected COBRA, an amount equal to his COBRA premiums until the earlier to occur of (a) the 6-month anniversary of his termination date or (b) the date on which he receives health benefits from another employer.

Mr. Whitesides’ employment agreement contains customary confidentiality, non-solicitation and intellectual property assignment provisions.

Michael Moses Employment Agreement and Relocation Letter

On September 20, 2011, Michael Moses entered into an offer of employment letter agreement with VG, LLC, which was amended March 19, 2018. Pursuant to the amended letter agreement, Mr. Moses serves as the President of VG, LLC. Mr. Moses’ employment pursuant to the amended letter agreement is “at-will” and is terminable by either party for any reason and with or without notice.

Pursuant to his amended letter agreement, Mr. Moses is entitled to receive a base salary of $305,000 per year. In addition to his base salary, Mr. Moses (and his spouse and/or eligible dependents) are eligible to participate in the health and welfare benefit plans and programs maintained by VG, LLC for the benefit of its employees. Under the amended letter agreement, Mr. Moses is eligible to earn a discretionary cash performance bonus of up to 40% of his base salary, determined based on the achievement of individual and company performance goals.

In connection with entering into his letter agreement, Mr. Moses also executed a confidentiality and intellectual property assignment agreement.

Mr. Moses also is party to a letter agreement that provides him with certain benefits in connection with his relocation to Las Cruces, New Mexico. Under this letter agreement, Mr. Moses is eligible to receive: (i) a lump sum payment of $4,600 (to be used towards miscellaneous costs), (ii) company-paid or reimbursed shipment of household goods and house-hunting trips and (iii) a retention/relocation bonus payment of $15,000. Mr. Moses may be required to repay these amounts if he quits or his employment is terminated for cause, in each case, prior to July 29, 2020.

Enrico Palermo Employment Agreement

On December 1, 2015, Enrico Palermo entered into an offer of employment letter agreement with TSC, LLC, which was amended March 15, 2018. Pursuant to the amended letter agreement, Mr Palermo serves as the President of TSC, LLC. Mr. Palermo’s employment pursuant to the amended letter agreement is “at-will” and is terminable by either party for any reason and with or without notice.

Pursuant to his amended letter agreement, Mr. Palermo is entitled to receive a base salary of $305,000 per year. In addition to his base salary, Mr. Palermo (and his spouse and/or eligible dependents) are eligible to participate in the health and welfare benefit plans and programs maintained by TSC, LLC for the benefit of its employees. For calendar year 2018, Mr. Palermo was eligible to earn a cash performance bonus of up to 40% of his base salary. Mr. Palermo also is entitled to an annual vehicle allowance; for 2018, the cost of this allowance was $3,600.

Under his amended letter agreement, if Mr. Palermo’s employment is terminated by TSC, LLC without “cause” (as defined in his amended letter agreement), then, subject to his timely execution and non-revocation of a general release of claims, he will be eligible to receive continued payment of his base salary for a period of 14 weeks. In addition, if Mr. Palermo’s employment is terminated without cause because VGH, LLC is no longer operating TSC, LLC or TSC, LLC determines Mr. Palermo is no longer required to work on the project, TSC, LLC will reimburse him for the cost of his relocation to the United Kingdom.

In connection with entering into his letter agreement, Mr. Palermo also executed a confidentiality and intellectual property assignment agreement.

Cash Incentive Plan

The VG Companies currently maintain a Cash Incentive Plan in which each of the named executive officers participates. The named executive officers are eligible to receive bonuses under the cash incentive plan upon the VG Companies’ achievement of three specified performance objectives (each such objective a “qualifying milestone”). Payment of bonuses pursuant to the cash incentive plan, if any, is contingent upon the applicable named executive officer’s continued employment through the applicable payment date.

The first qualifying milestone was not achieved under the cash incentive plan. In connection with the Business Combination, the second qualifying milestone will be amended such that participants, including the named executive officers, will be eligible to receive, upon the Closing, 100% of the amount that such named executive officer would have received upon the achievement of the second qualifying milestone, subject to the named executive’s continued employment with the VG Companies through the consummation of the Business Combination. In addition, the third qualifying milestone will be amended such that the amount payable upon achievement of the third qualifying milestone will be conditioned upon the achievement of a specified financial goal prior to or as of the end of calendar year 2027, subject to the executive’s continued employment.

The following table shows the remaining bonus opportunities for each of the named executive officers upon the Closing (i.e., the amended second qualifying milestone) and upon achieving the amended third qualifying milestone.

Named Executive Officer	Closing / Second Qualifying Milestone Opportunity ($)	Amended Third Qualifying Milestone Opportunity ($)	Total Remaining Opportunity Under the Cash Incentive Plan ($)
George Whitesides	1,500,000	2,000,000	3,500,000
Michael Moses	1,000,000	1,000,000	2,000,000
Enrico Palermo	750,000	600,000	1,350,000

Executive Employment Arrangements – Post-Closing Agreements

We expect to enter into employment agreements with our executive officers, including our named executive officers in connection with the Closing. The terms of these employment agreements have not been finalized and remain subject to change, however the material terms, as currently contemplated, are as follows:

George Whitesides

We expect to enter into an employment agreement with Mr. Whitesides, pursuant to which Mr. Whitesides will serve as our Chief Executive Officer and will report directly to the Board. Mr. Whitesides’ service pursuant to the employment agreement will continue until terminated in accordance with its terms.

Under the employment agreement, Mr. Whitesides will receive an initial annual base salary of $450,000, which will be subject to increase at the discretion of the Board or a subcommittee thereof and will be eligible to receive an annual performance bonus targeted at 50% of Mr. Whitesides’ then-current annual base salary. The actual amount of any such bonus will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the Board or a subcommittee thereof. Mr. Whitesides also will be eligible to earn a one-time cash bonus equal to $500,000, to be paid on the first anniversary of the achievement of a commercial launch, subject to Mr. Whitesides employment through the payment date. Pursuant to the employment agreement, Mr. Whitesides will also be eligible to participate in customary health, welfare and fringe benefit plans, provided by the Company to its employees.

Pursuant to the employment agreement, Mr. Whitesides will be granted equity awards in the form of stock options and restricted stock units. Mr. Whitesides’ options will cover an aggregate of 6.512% of the 2019 Plan’s aggregate share reserve. The number of restricted stock units subject to each restricted stock unit award is expected to be determined on the Closing date by reference to the fair market value of VGH, Inc.’s common stock on the Closing date. The restricted stock units will be granted in connection with the Closing, but half of the stock options will be granted in connection with the Closing and half will be granted on the first anniversary of the Closing, subject to his continued employment through the applicable grant date. Awards granted in connection with the Closing will vest as to 25% of the shares subject to the award on the one year anniversary of the Closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Awards granted on the first anniversary of the Closing will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the Closing date).

If Mr. Whitesides’ employment is terminated by the company without “cause,” or by Mr. Whitesides for “good reason” (each, as defined in the employment agreement), subject to his execution and non-revocation of a general release of claims in our favor and continued compliance with customary confidentiality and non-solicitation requirements, then, in addition to any accrued amounts, Mr. Whitesides will be entitled to receive the following severance payments and benefits: (i) an amount equal to the sum of (a) Mr. Whitesides’ annual base salary then in effect and (b) his target annual bonus amount; and (ii) continued healthcare coverage for 12 months after the termination date.

However, if either such termination of employment occurs on or within 24 months following a “change in control” (as defined in the 2019 Plan), subject to his execution and non-revocation a general release of claims in our favor and continued compliance with restrictive covenants, then, in addition to any accrued amounts, Mr. Whitesides instead will be entitled to receive the following severance payments and benefits: (i) an amount equal to one and one-half times the sum of (a) Mr. Whitesides’ annual base salary then in effect and (b) his target annual bonus amount, (ii) continued healthcare coverage for 18 months after the termination date, and (iii) full accelerated vesting of all outstanding and unvested time-based vesting awards.

The employment agreement will contain customary confidentiality and non-solicitation provisions, and also will include a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to Mr. Whitesides will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Mr. Whitesides.

Michael Moses

We expect to enter into an employment agreement with Mr. Moses, pursuant to which Mr. Moses will serve as the President of VGH, LLC and will report directly to our Chief Executive Officer. Mr. Moses’ service pursuant to the employment agreement will continue until terminated in accordance with its terms.

Under the employment agreement, Mr. Moses will receive an initial annual base salary of $350,000, which will be subject to increase at the discretion of the Board or a subcommittee thereof and will be eligible to receive an annual performance bonus targeted at 50% of Mr. Moses then-current annual base salary. The actual amount of any such bonus will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the Board or a subcommittee thereof. Pursuant to the employment agreement, Mr. Moses will also be eligible to participate in customary health, welfare and fringe benefit plans, provided by the Company to its employees.

Pursuant to the employment agreement, Mr. Moses will be granted equity awards in the form of stock options and restricted stock units. Mr. Moses’ options will cover an aggregate of 4.651% of the 2019 Plan’s aggregate share reserve. The number of restricted stock units subject to each restricted stock unit award is expected to be determined on the Closing date by reference to the fair market value of VGH, Inc.’s common stock on the Closing date. The restricted stock units will be granted in connection with the Closing, but half of the stock options will be granted in connection with the Closing and half will be granted on the first anniversary of the Closing, subject to his continued employment through the applicable grant date. Awards granted in connection with the Closing will vest as to 25% of the shares subject to the award on the one year anniversary of the Closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Awards granted on the first anniversary of the Closing will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the Closing date).

If Mr. Moses’ employment is terminated by the company without “cause,” or by Mr. Moses for “good reason” (each, as defined in the employment agreement), subject to his execution and non-revocation of a general release of claims in our favor and continued compliance with customary confidentiality and non-solicitation requirements, then, in addition to any accrued amounts, Mr. Moses will be entitled to receive the following severance payments and benefits: (i) an amount equal to 50% of the sum of (a) Mr. Moses’ annual base salary then in effect and (b) his target annual bonus amount; and (ii) continued healthcare coverage for six months after the termination date.

However, if either such termination of employment occurs on or within 24 months following a “change in control” (as defined in the 2019 Plan), subject to his execution and non-revocation a general release of claims in our favor and continued compliance with restrictive covenants, then, in addition to any accrued amounts, Mr. Moses be entitled to receive the following severance payments and benefits: (i) an amount equal to the sum of (a) Mr. Moses’ annual base salary then in effect and (b) his target annual bonus amount, (ii) continued healthcare coverage for 12 months after the termination date, and (iii) full accelerated vesting of all outstanding and unvested time-based vesting awards.

The employment agreement will contain customary confidentiality and non-solicitation provisions, and also will include a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to Mr. Moses will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Mr. Moses

Enrico Palermo

We expect to enter into an employment agreement with Mr. Palermo, pursuant to which Mr. Palermo will serve as the President of TSC, LLC and will report directly to our Chief Executive Officer. Mr. Palermo’s service pursuant to the employment agreement will continue until terminated in accordance with its terms.

Under the employment agreement, Mr. Palermo will receive an initial annual base salary of $353,600, which will be subject to increase at the discretion of the Board or a subcommittee thereof and will be eligible to receive an annual performance bonus targeted at 50% of Mr. Palermo’s then-current annual base salary. The actual amount of any such bonus will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the Board or a subcommittee thereof. Pursuant to the employment agreement, Mr. Palermo will also be eligible to participate in customary health, welfare and fringe benefit plans, provided by the Company to its employees.

Pursuant to the employment agreement, Mr. Palermo will be granted equity awards in the form of stock options and restricted stock units. Mr. Palermo’s options will cover an aggregate of 4.651% of the 2019 Plan’s aggregate share reserve. The number of restricted stock units subject to each restricted stock unit award is expected to be determined on the Closing date by reference to the fair market value of VGH, Inc.’s common stock on the Closing date. The restricted stock units will be granted in connection with the Closing, but half of the stock options will be granted in connection with the Closing and half will be granted on the first anniversary of the Closing, subject to his continued employment through the applicable grant date. Awards granted in connection with the Closing will vest as to 25% of the shares subject to the award on the one year anniversary of the Closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Awards granted on the first anniversary of the Closing will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the Closing date).

If Mr. Palermo’s employment is terminated by the company without “cause,” or by Mr. Palermo for “good reason” (each, as defined in the employment agreement), subject to his execution and non-revocation of a general release of claims in our favor and continued compliance with customary confidentiality and non-solicitation requirements, then, in addition to any accrued amounts, Mr. Palermo will be entitled to receive the following severance payments benefits: (i) an amount equal to 50% of the sum of (a) Mr. Palermo’s annual base salary then in effect and (b) his target annual bonus amount; and (ii) continued healthcare coverage for six months after the termination date.

However, if either such termination of employment occurs on or within 24 months following a “change in control” (as defined in the 2019 Plan), subject to his execution and non-revocation a general release of claims in our favor and continued compliance with restrictive covenants, then, in addition to any accrued amounts, Mr. Palermo instead will be entitled to receive the following severance payments and benefits: (i) an amount equal to the sum of (a) Mr. Palermo’s annual base salary then in effect and (b) his target annual bonus amount, (ii) continued healthcare coverage for 12 months after the termination date, (iii) payment or reimbursement for the cost of his relocation to the United Kingdom, and (iv) full accelerated vesting of all outstanding and unvested time-based vesting awards.

The employment agreement will contain customary confidentiality and non-solicitation provisions, and also will include a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to Mr. Palermo will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Mr. Palermo.

Director Compensation

Prior to the Closing, we did not pay compensation to any of our directors. In connection with the execution of the Merger Agreement, the board of directors of SCH approved the grant of the Director RSU Awards to the following members of the board, which will vest and be converted into the right to receive an aggregate of 1,500,000 shares of VGH, Inc. common stock at the Closing as follows: 1,200,000 restricted stock units to Adam Bain; and 100,000 restricted stock units to each of James Ryans, Jacqueline D. Reses and Andrea Wong. The Director RSU Awards will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing. The grant and vesting of the

Director RSU Awards are contingent upon, among other things, the consummation of the Business Combination, the approval of the 2019 Plan by SCH’s shareholders at the extraordinary general meeting and the continued service of the respective participants on the board through the Closing Date.

We intend to approve and implement a compensation program that consists of annual retainer fees and long-term equity awards for our non-employee directors who are determined to not be affiliated with Virgin Group and/or SCH (the “Director Compensation Program”).

The initial eligible directors will be Drs. Austin and Ryans and Messrs. Kreeger and Mattson. In connection with the Closing and under the Director Compensation Program, we expect to grant to each eligible director a restricted stock unit award covering shares of VGH, Inc. common stock with an aggregate value of $300,000, which will vest as to one-third of the shares subject to the award on each anniversary of the Closing, subject to continued service.

The Director Compensation Program also will consist of the following components:

Cash Compensation

•	Annual Retainer: $125,000

•	Annual Committee Chair Retainer:

•	Audit: $40,000

•	Compensation: $10,000

•	Nominating and Corporate Governance: $7,500

•	Annual Committee Member (Non-Chair) Retainer:

•	Audit: $20,000

•	Compensation: $5,000

•	Nominating and Corporate Governance: $3,750

The annual cash retainer will be paid in quarterly installments in arrears. Annual cash retainers will not be pro-rated for any partial calendar quarter of service.

Equity Compensation

•

Initial Grant to each eligible director who is initially elected or appointed to serve on our board of directors after the Closing: restricted stock unit award with an aggregate value of $150,000, which will vest as to one-third of the shares subject to the award on each anniversary of the grant date, subject to continued service.

•

Annual Grant to each eligible director who is serving on our board of directors as of the date of the annual stockholders’ meeting beginning with calendar year 2020: restricted stock unit award with an aggregate value of $125,000, which will vest in full on the earlier of the one-year anniversary of the grant date and the date of the next annual meeting following the grant date, subject to continued service.

In addition, each equity award granted to the eligible directors under the Director Compensation Program will vest in full immediately prior to the occurrence of a change in control (as defined in the 2019 Plan).

Compensation under the Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2019 Plan.

Business Combination-Related Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the VG Companies’ named executive officers that is based on or otherwise relates to the Business Combination. To the extent any of the named executive officers’ compensation arrangements are described above in this “Executive Compensation,” they are incorporated herein by reference.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently unavailable and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed a closing date of the Business Combination of             .

Name	Cash Severance(1) ($)	Perquisites/ Benefits(2) ($)	Other(3) ($)	Total ($)
George T. Whitesides	525,000	13,782	3,500,000	4,028,782
Michael Moses	—	—	2,000,000	2,000,000
Enrico Palermo	130,146	—	1,350,000	1,480,146

(1)

Amounts in this column reflect cash severance that the named executive officer would be eligible to receive following a termination of such officer’s employment by the VG Companies other than for cause (and other than due to death or disability) or, in the case of Mr. Whitesides, the executive’s resignation for good reason, subject to the executive’s execution and non-revocation of a general release of claims (a “qualifying termination”). In the case of a qualifying termination, Mr. Whitesides will receive severance payments equal to 18 months’ base salary, payable in installments over the 18-month period following his termination and Mr. Palermo will receive severance payments equal to (i) 14 weeks’ base salary, payable in bi-monthly installments and (ii) reimbursement of the cost of his relocation to the United Kingdom, which we have estimated to be $50,000. The amounts in this column assume the termination of employment occurs on the date of the Closing and therefore the amounts do not reflect any additional compensation an executive might receive based on continued employment following the transaction.

Name	Base Salary Severance ($)	Relocation ($)
George T. Whitesides	525,000	—
Enrico Palermo	80,146	50,000

Amounts in this column reflect cash severance payable under existing employment arrangements. In the event that severance becomes payable to the named executive officers under the proposed new employment agreements described above, then the cash severance payable to Messrs. Whiteside, Moses and Palermo will be $675,000, $262,500 and $265,200, respectively; in addition, Mr. Palermo would continue to be eligible for the same relocation reimbursement.

(2)

The amount in this column reflects the estimated value of six months’ of subsidized COBRA premiums that Mr. Whitesides would be eligible to receive upon a qualifying termination. Amounts in this column reflect the cost of subsidized COBRA premiums payable under existing employment arrangements. In the event that severance becomes payable to the named executive officers under the proposed new employment agreements described above, then the subsidized COBRA premiums for Messrs. Whiteside, Moses and Palermo will be $27,563, $13,782 and $13,571, respectively.

(3)

The payments described in this column include an estimated value of the cash and equity awards that may be received by each of the named executive officers in connection with the Business Combination under the cash incentive plan and 2019 Plan each set forth in the table below and further described below.

Name	Second Milestone Payment Under the Cash Incentive Plan ($)	Third Milestone Opportunity Under the Cash Incentive Plan ($)	Total ($)
George T. Whitesides	1,500,000	2,000,000	3,500,000
Michael Moses	1,000,000	1,000,000	2,000,000
Enrico Palermo	750,000	600,000	1,350,000

Second Milestone Payment under the Cash Incentive Plan. In connection with the Business Combination, the second qualifying milestone under the cash incentive plan will be amended such that the named executive officers will receive 100% of the bonus that such named executive officer would have received upon the achievement of the second qualifying milestone, subject to the named executive’s continued employment through the consummation of the Business Combination. Amounts in the column represent cash payments that each of the named executive officers will be entitled to receive pursuant to the cash incentive plan upon the Closing, payable in a cash lump sum.

Third Milestone Bonus Opportunity Under the Cash Incentive Plan. In addition, the third qualifying milestone will be amended in connection with the Business Combination such that the bonus amount payable upon achievement of the third qualifying milestone will be conditioned upon the achievement of a specified financial goal prior to or as of the end of calendar year 2027. Amounts in the column represent payments that each of the named executive officers will be eligible to receive pursuant to the cash incentive plan upon the achievement of the amended third qualifying milestone, payable in a cash lump sum.

2019 Plan Equity Awards. In addition, pursuant to the Merger Agreement, VGH, Inc. is expected to grant equity awards in the form of stock options and restricted stock units to the named executive officers in connection with the Closing. The equity awards are expected to vest over a four year period. For additional information regarding the size and vesting terms of these awards, refer to “Executive Compensation—Equity Compensation”

Interests of Directors and Executive Officers in the Business Combination

The VG Companies’ directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of SCH’s shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

Treatment of the VG Companies’ Equity Awards in the BCA

Under the Merger Agreement, prior to the effective time of the Business Combination, V10 will take all necessary and appropriate action so that, as of the effective time of the Business Combination, all outstanding options to purchase common shares of V10 will be cancelled without consideration therefor.

Severance Arrangements

The VG Companies have entered into employment agreements with each of Messrs. Whitesides and Palermo that provide the executive with severance protections. The employment agreement with Mr. Whitesides provides that Mr. Whitesides will be eligible for severance benefits in certain circumstances following a termination of employment without cause or with good reason. The employment arrangement with Mr. Palermo provides that Mr. Palermo will be eligible for severance benefits in certain circumstances following a termination of employment without cause.

Employment Agreements

In addition, we expect to enter into an employment agreement with our executive officers. The terms of the agreements for Messrs. Whitesides, Moses and Palermo, as currently contemplated, are described in “Executive Compensation—Executive Compensation Arrangements—Post-Closing Agreements”. The currently contemplated terms of the agreement with Mr. Campagna are described below:

We expect to enter into an employment agreement with Mr. Campagna, pursuant to which Mr. Campagna will serve as our Chief Financial Officer and will report directly to the Chief Executive Officer. Mr. Campagna’s service pursuant to the employment agreement will continue until terminated in accordance with its terms.

Under the employment agreement, Mr. Campagna will receive an initial annual base salary of $350,000, which will be subject to increase at the discretion of the Board or a subcommittee thereof and will be eligible to receive an annual performance bonus targeted at 50% of Mr. Campagna’s then-current annual base salary. The actual amount of any such bonus will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the Board or a subcommittee thereof. Pursuant to the employment agreement, Mr. Campagna will also be eligible to participate in customary health, welfare and fringe benefit plans, provided by the Company to its employees.

Pursuant to the employment agreement, Mr. Campagna will be granted equity awards in the form of stock options and restricted stock units, Mr. Campagna’s options will cover an aggregate of 3.101% of the 2019 Plan’s aggregate share reserve. The number of restricted stock units subject to each restricted stock unit award is expected to be determined on the Closing date by reference to the fair market value of VGH, Inc.’s common stock on the Closing date. The restricted stock units will be granted in connection with the Closing, but half of the stock options will be granted in connection with the Closing and half will be granted on the first anniversary of the Closing, subject to his continued employment through the applicable grant date. Awards granted in connection with the Closing will vest as to 25% of the shares subject to the award on the one year anniversary of the Closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Awards granted on the first anniversary of the Closing will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the Closing date).

If Mr. Campagna’s employment is terminated by the company without “cause,” or by Mr. Campagna for “good reason” (each, as defined in the employment agreement), subject to his execution and non-revocation of a general release of claims in our favor and continued compliance with customary confidentiality and non-solicitation requirements, then, in addition to any accrued amounts, Mr. Campagna will be entitled to receive the following severance payments and benefits: (i) an amount equal to 50% of the sum of (a) Mr. Campagna’s annual base salary then in effect and (b) his target annual bonus amount; and (ii) continued healthcare coverage for six months after the termination date.

However, if either such termination of employment occurs on or within 24 months following a “change in control” (as defined in the 2019 Plan), subject to his execution and non-revocation a general release of claims in our favor and continued compliance with restrictive covenants, then, in addition to any accrued amounts, Mr. Campagna instead will be entitled to receive the following severance payments and benefits: (i) an amount equal to the sum of (a) Mr. Campagna’s annual base salary then in effect and (b) his target annual bonus amount, (ii) continued healthcare coverage for 12 months after the termination date, and (iii) full accelerated vesting of all outstanding and unvested time-based vesting awards.

The employment agreement will contain customary confidentiality and non-solicitation provisions, and also will include a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to Mr. Campagna will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Mr. Campagna.

Equity Awards Under the 2019 Plan

In connection with the Business Combination, the board of directors of SCH adopted the 2019 Plan, subject to approval by SCH’s shareholders. We expect to grant to certain executive officers, including the named executive officers, equity awards in connection with the Closing, in the form of stock options and restricted stock units. The equity awards will vest over a four year period. Restricted stock unit awards will be granted to the executives in connection with the Closing, but stock options will be granted 50% in connection with the Closing and 50% on the first anniversary of the Closing, subject to continued employment through the applicable vesting date. Stock options and restricted stock unit awards granted in connection with the Closing will vest as to 25% of the shares subject to each award on the one year anniversary of the Closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Anniversary Awards will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the date of the Closing).

Following the grant of both options, Messrs. Whitesides, Palermo, Moses and Campagna will hold stock options covering a number of shares equal to 6.512%, 4.651%, 4.651% and 3.101%, respectively, of the 2019 Plan’s aggregate share reserve (assuming the share reserve is 21,205,644 shares). Mr. Whitesides’ options will cover approximately 1,380,912 shares, the options for Messrs. Palermo and Moses each will cover approximately 986,275 shares and the option for Mr. Campagna will cover approximately 657,587 shares. The number of restricted stock units subject to each restricted stock unit award is expected to be determined on the Closing date by reference to the fair market value of VGH, Inc.’s common stock on the Closing date.

Amendment to the VG Companies Cash Incentive Plan

Pursuant to the cash incentive plan, the named executive officers are eligible to receive bonuses upon the VG Companies achievement of three specified performance objectives (each such objective a “qualifying milestone”). Payment of bonuses pursuant to the cash incentive plan, if any, is contingent upon the applicable named executive officer’s continued employment through the applicable payment date.

The first qualifying milestone was not achieved under the cash incentive plan. In connection with the Business Combination, the second qualifying milestone under the cash incentive plan will be amended such that the named executive officers will be eligible to receive, upon the Closing, 100% of the bonus that such named executive officer would have received upon the achievement of the second qualifying milestone, subject to the named executive’s continued employment through the consummation of the Business Combination. In addition, the third qualifying milestone will be amended such that the bonus amount payable upon achievement of the third qualifying milestone will be conditioned upon the achievement of a specified financial goal prior to or as of the end of calendar year 2027, subject to the executive’s continued employment.

The following table shows the remaining bonus opportunities for each of the VG Companies’ executive officers upon achieving the Closing (i.e., the amended second qualifying milestone) and achieving the amended third qualifying milestone.

Executive Officer	Closing / Second Qualifying Milestone Opportunity ($)	Amended Third Qualifying Milestone Opportunity ($)	Total Remaining Opportunity Under the Cash Incentive Plan ($)
George Whitesides	1,500,000	2,000,000	3,500,000
Jon Campagna	450,000	78,125	528,125
Michael Moses	1,000,000	1,000,000	2,000,000
Enrico Palermo	750,000	600,000	1,350,000

Employee Benefits

The Merger Agreement requires SCH to continue to provide certain compensation and benefits for at least a period of one year following the Closing, as well as to take certain actions in respect of employee benefits provided to continuing employees of VG Companies, including its named executive officers. For a detailed description of these requirements, please see the section titled “The Merger Agreement—Conduct of Business of SCH.”

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of SCH ordinary shares as of September 23, 2019 and (ii) the expected beneficial ownership of shares of VGH, Inc. common stock immediately following consummation of the Business Combination (assuming a “no additional redemption” scenario and assuming an “additional redemption” scenario as described below) by:

•

each person who is known to be the beneficial owner of more than 5% of SCH ordinary shares and is expected to be the beneficial owner of more than 5% of shares of VGH, Inc. common stock post-Business Combination;

•	each of SCH’s current executive officers and directors;

•	each person who will become an executive officer or director of VGH, Inc. post-Business Combination; and

•	all executive officers and directors of SCH as a group pre-Business Combination, and all executive officers and directors of VGH, Inc. post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of SCH ordinary shares pre-Business Combination is based on 82,478,822 SCH ordinary shares issued and outstanding as of September 23, 2019, which includes an aggregate of 17,250,000 SCH Class B ordinary shares outstanding as of such date after giving effect to the Extension Amendment Redemptions.

The expected beneficial ownership of shares of VGH, Inc. common stock post-Business Combination assumes two scenarios:

(i)

a “no additional redemption” scenario where (i) no additional public shareholders exercise their redemption rights in connection with the Business Combination and (ii)(x) VGH, Inc. issues 130,000,000 shares of VGH, Inc. common stock to Vieco US as the Aggregate Merger Consideration pursuant to the Merger Agreement, (y) VGH, Inc. repurchases 17,359,126 of such shares of VGH, Inc. common stock from Vieco US in the Repurchase pursuant to the Merger Agreement and (z) Vieco US elects under the Purchase Agreement to have Mr. Palihapitiya purchase 10,000,000 shares of VGH, Inc. common stock directly from Vieco US in a Secondary Purchase, in accordance with the terms and subject to the conditions of the Purchase Agreement; and

(ii)

an “additional redemption” scenario where (i) 24,155,241 of SCH ordinary Class A public shares of SCH (SCH’s estimate of a number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the closing conditions contained in the Merger Agreement at approximately $10.33 per share (based on trust account figures as of June 30, 2019)) are redeemed in connection with the Business Combination and (ii)(x) VGH, Inc. issues 130,000,000 shares of VGH, Inc. common stock to Vieco US as the Aggregate Merger Consideration pursuant to the Merger Agreement, (y) VGH, Inc. does not repurchase any of such shares of VGH, Inc. common stock from Vieco US pursuant to the Merger Agreement and (z) Vieco US elects that under the Purchase Agreement that Mr. Palihapitiya purchase 10,000,000 shares of VGH, Inc. common stock directly from Vieco US in a Secondary Purchase, in accordance with the terms and subject to the conditions of the Purchase Agreement.

Both scenarios also assume the purchase by Boeing of $20.0 million of shares of common stock of VGH, Inc. pursuant to the Boeing Agreement at an assumed purchase price approximating $10.33 per share, based on trust account figures as of June 30, 2019. The actual number of shares purchased by Boeing will depend on the per share amount in the trust account as of two business days prior to the Closing Date, which per share amount will be the same amount that a shareholder of SCH would receive upon the valid exercise of their right of redemption with respect to such share of common stock in connection with the Closing.

Based on the foregoing assumptions, and including the 1,500,000 shares of VGH, Inc. common stock underlying the Director RSU Awards that will vest at the Closing, we estimate that there would be 197,056,443 shares of VGH, Inc. common stock issued and outstanding immediately following the consummation of the Business Combination in the “no additional redemption” scenario, and 190,260,328 shares of VGH, Inc. common stock issued and outstanding immediately following the consummation of the Business Combination in the “additional redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different. In addition, Vieco US may increase its relative ownership in the combined company by electing to purchase some Additional Holder Equity Amount under the Merger Agreement.

The following table does not reflect record of beneficial ownership of any shares of VGH, Inc. common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of September 23, 2019.

Unless otherwise indicated, SCH believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination(1)					Post-Business Combination
	Number of Ordinary Shares(3)(4)		% of Class A Ordinary Shares	% of Class B Ordinary Shares	% of Ordinary Shares(4)	Full Secondary Election, Full Repurchase Election, (Assuming No Additional Redemptions)		Full Secondary at Minimum Cash Condition (Assuming Additional Redemptions)
Name and Address of Beneficial Owner(2)						Number of Shares	%	Number of Shares	%
5% Holders
SCH Sponsor Corp.(11)	17,250,000	(5)	—	100.0%	20.9%	15,750,000	8.0%	15,750,000	8.3%
Suvretta Capital Management, LLC(6)	4,507,400		6.9%	—	5.5%	4,507,400	2.3%	4,507,400	2.4%
Arrowgrass Capital Partners (US) LP(7)	4,500,000		6.9%	—	5.5%	4,500,000	2.3%	4,500,000	2.4%
Och-Ziff Capital Management Group LLC(8)	3,500,000		5.4%	—	4.2%	3,500,000	1.8%	3,500,000	1.8%
Park West Asset Management LLC(9)	3,500,000		5.4%	—	4.2%	3,500,000	1.8%	3,500,000	1.8%
Vieco US(10)	—		—	—	—	102,640,874	52.1%	120,000,000	63.1%
Directors and Executive Officers Pre-Business Combination
Chamath Palihapitiya(11)	17,250,000	(5)	—	100.0%	20.9%	25,750,000	13.1%	25,750,000	13.5%
Ian Osborne(11)	17,250,000	(5)	—	100.0%	20.9%	15,750,000	8.0%	15,750,000	8.3%
Steven Trieu	—		—	—	—	—	—	—	—
Simon Williams	—		—	—	—	—	—	—	—
Anthony Bates	—		—	—	—	—	—	—	—
Adam Bain(12)	—		—	—	—	1,200,000	*	1,200,000	*
Andrea Wong(12)	—		—	—	—	100,000	*	100,000	*
Jacqueline D. Reses(12)	—		—	—	—	100,000	*	100,000	*
James Ryans(12)	—		—	—	—	100,000	*	100,000	*
All SCH directors and executive officers as a group (9 individuals)(12)	17,250,000	(5)		100.0%	20.9%	27,250,000	13.8%	27,250,000	14.3%
Directors and Executive Officers Post-Business Combination
Chamath Palihapitiya(11)	17,250,000	(5)	—	100.0%	20.9%	25,750,000	13.1%	25,750,000	13.5%
Wanda Austin	—		—	—	—	—	—	—	—
Adam Bain(12)	—		—	—	—	1,200,000	*	1,200,000	*
Craig Kreeger	—		—	—	—	—	—	—	—
Evan Lovell	—		—	—
George Mattson	—		—	—	—	—	—	—	—
James Ryans(12)	—		—	—	—	100,000	*	100,000	*
George Whitesides	—		—	—	—	—	—	—	—
Jon Campagna	—		—	—	—	—	—	—	—
Mike Moses	—		—	—	—	—	—	—	—
Enrico Palermo	—		—	—	—	—	—	—	—
All VGH, Inc. directors and executive officers as a group (11 individuals)	17,250,000		—	100.0%	20.9%	27,050,000	13.7%	27,050,000	14.2%

*	Less than one percent
(1)

Pre-Business Combination figures are calculated after giving effect to the 3,771,178 public shares redeemed in connection with the Extension Amendment, at an assumed price approximating $10.33 per share (which price is based on trust account figures as of June 30, 2019).

(con’t)

(2)

Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is 120 Hawthorne Avenue, Palo Alto, CA 94301 and post-Business Combination is 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011.

(3)	Unless otherwise noted, all shares are Class A ordinary shares.
(4)

Holders of record of SCH Class A ordinary shares and SCH Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that holders of SCH Class B ordinary shares have the right to elect all of our directors prior to SCH’s initial business combination, and holders of SCH’s Class A ordinary shares are not entitled to vote on the election of directors during such time.

(5)

Interests shown consist solely of founder shares, classified as SCH Class B ordinary shares. Such Class B ordinary shares will convert into SCH Class A ordinary shares on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of VGH, Inc. Securities.”

(6)

According to the Schedule 13G filed on September 23, 2019, Suvretta Capital Management, LLC (“SCM”) and Aaron Cowen share voting power over 4,507,400 SCH Class A ordinary shares, and Suvretta Master Fund, Ltd. (“SMF”) shares voting power over 4,390,090 of such SCH Class A ordinary shares. The Schedule 13G reported that Aaron Cowen has beneficial ownership by virtue of his role as a control person of SCM. Further, all securities reported in the Schedule 13G are owned by advisory clients of SCM, none of whom individually own more than 5% of the outstanding SCH Class A ordinary shares (with the exception of SMF). The business address of both SCM and Aaron Cowen is 540 Madison Avenue, 7th Floor, New York, NY 10022. The business address of SMF is c/o Maples Corporate Servies Limited, P.O. Box 309, Ugland House, Grand Cayman KY-1104, Cayman Islands.

(7)

According to the Schedule 13G filed on February 14, 2018, Arrowgrass Capital Partners (US) LP (“ACP”), which serves as the investment manager to certain funds and/or accounts (the “Arrowgrass Funds”), and Arrowgrass Capital Services (US) Inc., which serves as the general partner of ACP, share voting and dispositive power over the 4,500,000 SCH Class A ordinary shares directly held by Arrowgrass Funds. The address of the business office of each of the foregoing named reporting persons is 1330 Avenue of the Americas, 32nd Floor, New York, New York 10019.

(8)

According to the Schedule 13G filed on September 20, 2017, OZ Management LP, Och-Ziff Holding Corporation, Och-Ziff Capital Management Group LLC, Daniel S. Och and OZ Master Fund, Ltd. share voting and dispositive power over the 3,500,000 SCH Class A ordinary shares. The business address for OZ Management LP, Och-Ziff Holding Corporation, Och-Ziff Capital Management Group LLC and Daniel S. Och is 9 West 57th Street, 39th Floor, New York, New York 10019. The business address of OZ Master Fund, Ltd. is c/o State Street (Cayman) Trust, Limited, P.O. Box 896, Suite 3307, Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands KYI-1103.

(9)

According to the Schedule 13G filed on July 19, 2019, Park West Asset Management LLC (“PWAM”) and Peter S. Park share voting and dispositive power over 3,500,000 SCH Class A ordinary shares and Park West Investors Master Fund (“PWIMF”) shares voting and dispositive power over 3,179,211 of such SCH Class A ordinary shares, which shares PWIMF owns directly. The Schedule 13G also reported that PWAM and Mr. Park share voting and dispositive power over an additional 1,000,000 SCH Class A ordinary shares issuable upon the exercise of warrants and PWIMF shares and voting and dispositive power over 91,654 of such SCH Class A ordinary shares issuable upon the exercise of warrants, which warrants PWIMF owns directly. The address of the business office of each of the foregoing named reporting persons is 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

(10)

Vieco US is a Delaware corporation and wholly owned subsidiary of V10. V10 is a company limited by shares under the laws of the British Virgin Island. Virgin Investments Limited holds an approximate 80.7% ownership interest in V10, and Aabar Space Inc. holds an approximate 19.3% ownership interest in V10. Virgin Investments Limited is wholly owned by Virgin Group Investments LLC, whose sole managing member is Corvina Holdings Limited, which is wholly owned by Virgin Group Holdings Limited (Virgin Group Holdings). Virgin Group Holdings is owned by Sir Richard Branson, and he has the ability to appoint and remove the management of Virgin Group Holdings and, as such, may indirectly control the decisions of Virgin Group Holdings, regarding the voting and disposition of securities held by Virgin Group Holdings. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the shares held by Virgin Group Holdings. The address of Virgin Group Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The address of Virgin Investments Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands and the address of Corvina Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(11)	Messrs. Palihapitiya and Osborne may be deemed to beneficially own securities held by SCH Sponsor Corp. by virtue of their shared control over SCH Sponsor Corp.
(12)

Consists of shares of VGH, Inc. common stock underlying the Director RSU Awards. The Director RSU Awards will vest at the Closing but will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1 and December 31 of the year following the Closing. The grant and vesting of the Director RSU Awards are contingent upon, among other things, the consummation of the Business Combination, the approval of the 2019 Plan by SCH shareholders and the continued service of the respective participants on the SCH board of directors through the date of the Closing.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Social Capital Hedosophia Holdings Corp.

Founder Shares

In May 2017, the Sponsor purchased 14,375,000 SCH Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.002 per share (after giving effect to a surrender of shares by the Sponsor for no value on May 18, 2017 and a subsequent share capitalization on August 23, 2017) (the “Founder Shares”). On September 13, 2017, SCH effected a pro rata share capitalization resulting in an increase in the total number of Founder Shares outstanding from 14,375,000 to 17,250,000 in order to maintain the ownership of Founder Shares by the Sponsor at 20% of the issued and outstanding ordinary shares of SCH upon consummation of its initial public offering.

These Founder Shares are identical to the SCH Class A ordinary shares included in the units sold in SCH’s initial public offering, except that (i) only the holders of the Founder Shares have the right to vote on the election of directors prior to the initial business combination (as defined in the Cayman Constitutional Documents), (ii) the founder shares are subject to certain transfer restrictions, (iii) the holders of the Founder Shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the Founder Shares and public shares held by them in connection with the completion of a business combination and (y) their rights to liquidating distributions from the trust account with respect to the Founder Shares if SCH fails to complete a business combination by December 18, 2019, (iv) the Founder Shares are automatically convertible into SCH Class A ordinary shares at the time of the initial business combination and (v) the Founder Shares are entitled to registration rights.

In connection with the Business Combination, upon the Domestication, 17,250,000 Founder Shares will convert automatically, into the number of shares of VGH, Inc. common stock that is equal to the number of SCH Class B ordinary shares held by the Sponsor immediately prior to the Domestication minus after giving effect to the Domestication, the number of shares of VGH, Inc. common stock underlying the Director RSU Awards that are outstanding as of immediately prior to the Domestication. For additional information, see “Domestication Proposal.”

Private Placement Warrants

Simultaneously with the consummation of the initial public offering of SCH, the Sponsor purchased 8,000,000 warrants to purchase one SCH Class A ordinary share at an exercise price of $11.50 (the “Private Placement Warrants”) at a price of $1.50 per warrant, or $12.0 million in the aggregate, in a private placement. Each Private Placement Warrant entitles the holder to purchase one SCH Class A ordinary share for $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants was placed in the trust account of SCH. The Private Placement Warrants may not be redeemed by SCH so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units that were sold as part of the initial public offering of SCH. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.

The Private Placement Warrants are identical to the warrants included in the units sold in the initial public offering of SCH except that the Private Placement Warrants: (i) are not redeemable by SCH, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the Private Placement Warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the SCH Class A ordinary shares issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of SCH’s initial business combination.

In connection with the Business Combination, upon the Domestication, each of the 8,000,000 Private Placement Warrants will convert automatically into a warrant to acquire one share of VGH, Inc. common stock pursuant to the Warrant Agreement. For additional information, see “Domestication Proposal.”

Registration Rights

The holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of working capital loans, if any (and any SCH Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement signed September 13, 2017 requiring SCH to register such securities for resale (in the case of the Founder Shares, only after conversion to SCH Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that SCH register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of SCH’s initial business combination and rights to require SCH to register for resale such securities pursuant to Rule 415 under the Securities Act. SCH will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, the registration rights agreement will be amended and restated. For additional information, see “BCA Proposal—Related Agreements—Transfer Restrictions and Registration Rights.”

Purchase Agreement

In connection with the execution of the Merger Agreement, SCH, Mr. Palihapitiya, Vieco US and V10 have entered into the Purchase Agreement, pursuant to which, among other things, Mr. Palihapitiya has agreed to, concurrently with the consummation of the Mergers and at the option of Vieco US, (i) purchase a number of shares of newly issued VGH, Inc. common stock in the Primary Purchase from VGH, Inc. in exchange for cash to be retained by VGH, Inc., or (ii) purchase a number of shares of VGH, Inc. common stock in the Secondary Purchase from Vieco US, which will reduce the number of shares purchased directly from VGH, Inc. pursuant to clause (i), in each case, subject to the terms and conditions contemplated by the Purchase Agreement; provided that the aggregate number of shares of VGH, Inc. common stock to be purchased by Mr. Palihapitiya pursuant to the Purchase Agreement will, in any event, be equal to 10,000,000, and the aggregate price paid for such shares will be equal to $100.0 million.

The Purchase Agreement also contemplates that, at the option of Vieco US, Vieco US may use all or a portion of the proceeds of any Secondary Purchase to purchase from VGH, Inc. up to 10,000,000 newly issued shares of VGH, Inc. common stock (but in no event to exceed the number of shares of VGH, Inc. common stock purchased in such Secondary Purchase) at a price of $10.00 per share for an aggregate purchase price of up to $100.0 million. However, if the Minimum Cash Condition is not satisfied or validly waived prior to or concurrently with the Closing, then Vieco US will not have the right to exercise any option under the Purchase Agreement.

Director RSU Awards

In connection with the execution of the Merger Agreement, the board of directors of SCH approved a grant of the Director RSU Awards to select members of the Board that, at the Closing, will vest and be converted into the right to receive an aggregate of 1,500,000 shares of VGH, Inc. common stock (comprised of 1,200,000 restricted stock units to Adam Bain and 100,000 restricted stock units to each of James Ryans, Jacqueline D. Reses and Andrea Wong). The Director RSU Awards will not settle into shares of VGH, Inc. common stock until a date, selected by VGH, Inc., that occurs between January 1st and December 31st of the year following the

Closing. The grant and vesting of the Director RSU Awards are contingent upon, among other things, the consummation of the Business Combination, the approval of the 2019 Plan by SCH’s shareholders at the extraordinary general meeting and the continued service of the respective participants on the Board through the Closing Date.

Related Party Note and Advances

On May 10, 2017, SCH issued a $0.3 million principal amount unsecured promissory note to the Sponsor pursuant to which it borrowed an aggregate amount of $0.1 million. The note was non-interest bearing and payable on the earlier of (i) December 31, 2017 and (ii) the consummation of the initial public offering of SCH. As of December 31, 2017, SCH had repaid the outstanding $0.1 million loan.

During the six months ended June 30, 2019, and the years ended December 31, 2018 and 2017, a related party advanced an aggregate of $0.4 million, $0.4 million and $0.1 million, respectively, for working capital purposes and for costs associated with SCH’s formation and offering costs. SCH repaid $0.1 million of advances during the year ended December 31, 2018. As of June 30, 2019 and December 31, 2018, outstanding advances amounted to $0.8 million and $0.4 million, respectively. These outstanding advances have been documented in the Promissory Note, pursuant to which SCH may borrow up to $3.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of December 18, 2019 and the date SCH consummates its initial business combination.

Prior to SCH’s initial business combination SCH’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SCH’s behalf, although no such reimbursements will be made from the proceeds of SCH’s initial public offering held in the trust account prior to the completion of SCH’s initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of SCH’s officers and directors may, but are not obligated to, loan SCH funds as may be required (other than the Sponsor’s commitment to provide SCH an aggregate of $0.2 million in loans in order to finance transaction costs in connection with a business combination). In the event that SCH’s initial business combination does not close, SCH may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1.5 million of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. SCH does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as SCH does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.

SCH is not prohibited from pursuing a business combination with a company that is affiliated with the Sponsor, or SCH’s officers or directors or making the acquisition through a joint venture or other form of shared ownership with the Sponsor, or SCH’s officers or directors. In the event SCH seeks to complete a business combination with a target that is affiliated with the Sponsor, or SCH’s officers or directors, SCH, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such an initial business combination is fair to SCH from a financial point of view. SCH is not required to obtain such an opinion in any other context.

Administrative Services Agreement

SCH entered into an agreement whereby, commencing on September 18, 2017 through the earlier of the consummation of a business combination or SCH’s liquidation, SCH will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, administrative and support services. For the six months ended June 30, 2019, the year ended December 31, 2018 and for the period from May 5, 2017 (inception) through December 31, 2017, SCH incurred $60,000, $0.1 million and $35,000, respectively, in fees for these services. At June 30, 2019 and December 31, 2018, $0.2 million and $0.2 million, respectively, is included in accounts payable and accrued expenses.

Financial Advisor Fees Related to Public Offering

In connection with the Public Offering, the underwriters of the Public Offering agreed to reimburse the Company for amounts paid by the Company to Connaught (UK) Limited for financial advisory services in an amount equal to 10% of the discount paid to the underwriters, of which $1,000,000 was paid at the closing of the Public Offering and up to $2,415,000 will be payable at the time of the closing of the initial Business Combination. Connaught (UK) Limited is an affiliate of us, our Sponsor and certain of our officers and directors.

Stockholders’ Agreement

The Merger Agreement contemplates that, concurrently with the Closing of the Mergers, the Company, Vieco US, the Sponsor and Mr. Palihapitiya will enter into the Stockholders’ Agreement, pursuant to which, among other things (a) Vieco US and Mr. Palihapitiya will each have certain rights to designate directors to the board of directors, (b) each of Vieco US and Mr. Palihapitiya will agree not to take certain actions to remove the members of the board of the directors designated by the other party pursuant to the Stockholders’ Agreement, (c) each of Vieco US and the Sponsor will agree to take certain actions in connection with, or to facilitate, the transactions contemplated by the Merger Agreement, including the Mergers, and (e) Vieco US and the Sponsor will each, under certain circumstances, have the right to approve certain matters as set forth therein. For additional information, see “BCA Proposal—Related Agreements—Stockholders’ Agreement.”

The VG Companies

Historical Relationship with V10

The VG Companies are currently indirect, wholly owned subsidiaries of V10. Since inception, the VG Companies have been dependent on V10 for its continued support to fund the VG Companies’ operations. For the years ended December 31, 2018 and 2017, net transfers from V10 to the VG Companies were $156.7 million and $138.0 million, respectively.

V10 and its affiliates also currently provide certain services to the VG Companies, including IT services, and the VG Companies incurred expenses of $0.6 million and $0.7 million for the years ended December 31, 2017 and 2018, respectively, for such services from V10 and its affiliates. The VG Companies did not incur any expenses for such services in 2016.

Similarly, the VG Companies currently license the “Virgin” brand under a trademark license agreement with VEL. For the years ended December 31, 2018 and 2017, the VG Companies made certain license and royalty payments of $0.1 million and $0.2 million, respectively.

In connection with the Business Combination, VGH, Inc. will enter into new or amended agreements in order to provide a framework for its relationship with VEL, V10 and their respective affiliates (other than the VG Companies), including the Amended TMLA and the Transition Services Agreements as described below under “—Agreements with V10 in Connection with the Business Combination.” The expenses and fees described above may not necessarily be indicative of the actual expenses or fees the VG Companies would have incurred as an independent company during the periods prior to the Business Combination, or of the costs VGH, Inc. will incur in the future.

Agreements with V10 and Its Affiliates in Connection with the Business Combination

Virgin Trademark License Agreement

On July 9, 2019 and in connection with the VG Companies’ entry into the Merger Agreement, the VG Companies agreed that the trademark license agreement with VEL would, effective on the consummation of the Business Combination, be amended and restated and novated to VGH, Inc., in order for VGH, Inc. to continue to have these rights following consummation of the Business Combination. Pursuant to the Amended TMLA, VGH, Inc. will have certain exclusive and non-exclusive rights to use the “Virgin Galactic” brand and name and the Virgin signature logo. VGH, Inc.’s rights under the Amended TMLA are subject to certain reserved rights and pre-existing licenses granted by VEL to third parties. In addition, for the term of the Amended TMLA, to the extent the Virgin Group does not otherwise have a right to place a director on the board of directors of VGH, Inc., such as Vieco US’s right to designate the VG designees under the Stockholders’ Agreement, under the Amended TMLA, VGH, Inc. has agreed to provide VEL with the right to appoint one director to VGH, Inc.’s board of directors (provided the designee is qualified to serve on the board under all applicable corporate governance policies and regulatory and NYSE requirements).

Unless terminated earlier, the Amended TMLA will have an initial term of 25 years from the date of the consummation of the Business Combination, subject to up to two additional 10-year renewals by mutual agreement of the parties. The Amended TMLA may be terminated by VEL upon the occurrence of a number of specified events, including if:

•	VGH, Inc. commits a material breach of its obligations under the Amended TMLA (subject to a cure period, if applicable);

•	VGH, Inc. materially damages the Virgin brand;

•	VGH, Inc. uses the brand name “Virgin Galactic” outside of the scope of the activities licensed under the Amended TMLA (subject to a cure period);

•	VGH, Inc. becomes insolvent;

•	VGH, Inc. undergoes a change of control to an unsuitable buyer, including to a competitor of VEL’s group;

•	VGH, Inc. fails to make use of the “Virgin Galactic” brand to conduct its business;

•	VGH, Inc. challenges the validity or entitlement of VEL to own the “Virgin” brand; or

•

the commercial launch of VGH, Inc.’s services does not occur by a fixed date or thereafter, if we are unable to undertake any commercial flights for paying passengers for a specified period (other than in connection with addressing a significant safety issue).

Upon any termination or expiration of the amended and restated trademark license agreement, VGH, Inc. will (unless otherwise agreed with VEL) have ninety days to exhaust, return or destroy any products or other materials bearing the licensed trademarks, and to change VGH, Inc.’s corporate name to a name that does not include any of the licensed trademarks, including the Virgin name.

Pursuant to the terms of the Amended TMLA, VGH, Inc. will be obligated to pay VEL quarterly royalties equal to the greater of (a) a low single-digit percentage of its gross sales and (b)(i) prior to the first spaceflight for paying customers, a mid-five figure amount in dollars and (ii) from its first spaceflight for paying customers, a low-six figure amount in dollars, which increases to a low-seven figure amount in dollars over a four-year ramp up and thereafter increases in correlation with the consumer price index. In relation to certain sponsorship opportunities, a higher, mid-double-digit percentage royalty on related gross sales applies.

The Amended TMLA also contains, among other things, customary mutual indemnification provisions, representations and warranties, information rights of VEL and restrictions on VGH, Inc.’s and its affiliates’ ability to apply for or obtain registration for any confusingly similar intellectual property to that licensed to VGH, Inc. pursuant to the Amended TMLA. Furthermore, VEL is generally responsible for the protection, maintenance, enforcement and protection of the licensed intellectual property, including the Virgin brand, subject to VGH, Inc.’s step-in rights in certain circumstances.

All Virgin and Virgin-related trademarks are owned by VEL and VGH, Inc.’s use of such trademarks will be subject to the terms of the Amended TMLA, including its adherence to VEL’s quality control guidelines and granting VEL customary audit rights over its use of the licensed intellectual property.

Transition Services Agreements

The Merger Agreement contemplates that, at the Closing, TSC, LLC, VG, LLC, GV LLC and VO, LLC will enter into the U.S. Transition Services Agreement, pursuant to which the parties will establish a service schedule to control the provision of services among the parties, as GV LLC and VO, LLC on the one hand and TSC, LLC and VG, LLC on the other hand, will no longer be members of the same consolidated corporate group following the Business Combination. For additional information, see “BCA Proposal—Related Agreements—U.S. Transition Services Agreement.”

The Merger Agreement contemplates that, at the Closing, VGL and VML will enter into the U.K. Transition Services Agreement, pursuant to which current VGL employees based in the United Kingdom will continue to receive access to certain third party and Virgin Group employee benefits services for up to 12 months post-Closing. The proposed U.K. Transition Services Agreement is necessary in order for VGL to continue to operate its business on and after the Closing. For additional information, see “BCA Proposal—Related Agreements—U.K. Transition Services Agreement.”

Compensation of Chief Astronaut Instructor

The VG Companies’ chief astronaut instructor, Natalie Beth Moses, is an immediate family member of an executive officer of the VG Companies. Mrs. Moses received approximately $159,000 in total compensation in 2016, approximately $166,000 in total compensation in 2017, and approximately $167,000 in total compensation in 2018.

Policies and Procedures for Related Person Transactions

Effective upon the consummation of the Business Combination, the board of directors of VGH, Inc. will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “related person transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of the post-combination company’s executive officers or one of the post-combination company’s directors;

•	any person who is known by the post-combination company to be the beneficial owner of more than 5% of VGH, Inc.’s voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of

VGH, Inc.’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of VGH, Inc.’s voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

VGH, Inc. will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

SCH is an exempted company incorporated under the Cayman Islands Companies Law. The Cayman Islands Companies Law and the Cayman Constitutional Documents govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Cayman Constitutional Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of VGH, Inc., your rights will differ in some regards as compared to when you were a shareholder of SCH.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of SCH and VGH, Inc. according to applicable law or the organizational documents of SCH and VGH, Inc.

This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of SCH, attached to this proxy statement/prospectus as Annex E, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex F and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex G. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to VGH, Inc. and SCH, respectively.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a	Under the Cayman Islands Companies Law and SCH’s

	Delaware	Cayman Islands
	stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	amended and restated memorandum and articles of association law, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal D).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Pursuant to Organizational Documents Proposal D, an explicit corporate opportunities waiver will be granted to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates and representatives) who, to the fullest extent permitted by law, will not have any fiduciary duty to refrain from engaging in the same or similar business activities or lines of business as VGH, Inc. or any of its subsidiaries.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors of SCH owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its	A Cayman Islands company generally may indemnify its

	Delaware	Cayman Islands
	directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	directors or officers except with regard to fraud or willful default.

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be unlimited, except with regard to their own fraud or willful default.

DESCRIPTION OF VGH, INC. SECURITIES

The following summary of certain provisions of VGH, Inc. securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex F and Annex G, respectively.

Authorized Capitalization

General

The total amount of VGH, Inc.’s authorized capital stock consists of 700,000,000 shares of VGH, Inc. common stock, par value $0.0001 per share, and 10,000,000 shares of VGH, Inc. preferred stock, par value $0.0001 per share. VGH, Inc. expects to have approximately 197,096,165 shares of VGH, Inc. common stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no public shareholders exercise their redemption rights in connection with the Business Combination, and assuming the purchase by Boeing of $20.0 million of shares of common stock of VGH, Inc. pursuant to the Boeing Agreement at an assumed purchase price approximating $10.33 per share, based on trust account figures as of June 30, 2019.

The following summary describes all material provisions of VGH, Inc.’s capital stock. VGH, Inc. urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement/prospectus as Annex F and Annex G, respectively).

Preferred Stock

The Board of VGH, Inc. has authority to issue shares of the VGH, Inc. preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of VGH, Inc.’s Preferred Stock could have the effect of decreasing the trading price of VGH, Inc.’s common stock, restricting dividends on VGH, Inc.’s capital stock, diluting the voting power of VGH, Inc.’s common stock, impairing the liquidation rights of VGH, Inc.’s capital stock, or delaying or preventing a change in control of VGH, Inc.

Common Stock

VGH, Inc. common stock is not entitled to preemptive or other similar subscription rights to purchase any of VGH, Inc.’s securities. VGH, Inc. common stock is neither convertible nor redeemable. Unless VGH, Inc.’s board of directors determines otherwise, VGH, Inc. will issue all of VGH, Inc.’s capital stock in uncertificated form.

Voting Rights

Each holder of VGH, Inc. common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by the Proposed Certificate of Incorporation. The Proposed Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Stockholders’ Agreement, the Proposed Bylaws or the Proposed Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of VGH, Inc.’s capital stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of VGH, Inc.’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of VGH, Inc.’s Preferred Stock, if any, and any contractual limitations on VGH, Inc.’s ability to declare and pay dividends.

Other Rights

Each holder of VGH, Inc. common stock is subject to, and may be adversely affected by, the rights of the holders of any series of VGH, Inc. preferred stock that VGH, Inc. may designate and issue in the future.

Liquidation Rights

If VGH, Inc. is involved in voluntary or involuntary liquidation, dissolution or winding up of VGH, Inc.’s affairs, or a similar event, each holder of VGH, Inc. common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of VGH, Inc. preferred stock, if any, then outstanding.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of VGH, Inc. VGH, Inc. expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of VGH, Inc. to first negotiate with the Board, which VGH, Inc. believes may result in an improvement of the terms of any such acquisition in favor of VGH, Inc.’s stockholders. However, they also give the Board the power to discourage mergers that some stockholders may favor.

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the Board, (b) the Board or (c) for so long as VGH, Inc. qualifies as a “controlled company” under Section 303A of the NYSE Listed Company Manual (a “Controlled Company”), by any holder of record of at least 25% of the issued and outstanding shares of VGH, Inc., provided that the Board approves such request.

Action by Written Consent

The Proposed Certificate of Incorporation provides that any action required or permitted to be taken at any meeting of stockholders may, except as otherwise required by law or the Stockholders’ Agreement, for so long as VGH, Inc. qualifies as a Controlled Company, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, will be signed by the holders of record of not less than a majority of the issued and outstanding shares of stock of VGH, Inc. entitled to vote thereon. Pursuant to the Stockholders’ Agreement, Vieco US will first consult and discuss with the Board before taking such action by written consent for so long as the earlier to occur of (i) Vieco US no longer has the right to designate two directors to the Board and (ii) Mr. Palihapitiya no longer has the right to designate two directors to the Board (the “Sunset Date”).

Removal of Directors

Vieco US will have the exclusive right to remove one or more of the Vieco US directors from the Board. Mr. Palihapitiya will have the exclusive right to remove one or more of Mr. Palihapitiya’s directors from the

Board. Vieco US and Mr. Palihapitiya will have the exclusive right to designate directors for election to the Board to fill vacancies created by reason of death, removal or resignation of the Vieco US directors and the directors designated by Mr. Palihapitiya, respectively. Vieco US agrees not to remove independent directors until the expiration of the earlier of the Sunset Date or the expiration of the two-year lock-up period.

Vieco US’s Approval Rights

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. VGH, Inc.’s Proposed Bylaws may be further amended, altered, changed or repealed by a majority vote of the Board. However, pursuant to the Stockholders’ Agreement, no amendment to VGH, Inc.’s charter or bylaws may be made, for so long as Vieco US has the right to designate one director to the Board under the Stockholders’ Agreement, without Vieco US’s prior written consent.

Operational Matters

Vieco US has expansive rights to approval material operational and other material matters of VGH, Inc., including:

(A) For so long as Vieco US is entitled to designate one director to the Board under the Stockholders’ Agreement, in addition to any vote or consent of the stockholders or the Board as required by law, VGH, Inc. and its subsidiaries must obtain Vieco US’s prior written consent to engage in:

•	any business combination or similar transaction;

•	a liquidation or related transaction; or

•	an issuance of capital stock in excess of 5% of the then issued and outstanding shares of VGH, Inc. or its subsidiaries;

(B) For so long as Vieco US is entitled to designate two directors to the Board under the Stockholders’ Agreement, in addition to any vote or consent of the stockholders or the Board as required by law, VGH, Inc. and its subsidiaries must obtain Vieco US’s prior written consent to engage in:

•	a business combination or similar transaction having a FMV of $10.0 million or more;

•	a non-ordinary course sale of assets or equity interest having a FMV of $10.0 million or more;

•	an acquisition of any business or assets having a FMV of $10.0 million or more;

•	an acquisition of equity interests having a FMV of $10.0 million or more;

•	approval of any non-ordinary course investment having a FMV of $10.0 million or more;

•	an issuance or sale of any capital stock of VGH, Inc. or subsidiaries, other than an issuance of shares of capital stock upon the exercise of options to purchase shares of capital stock of VGH, Inc.;

•	making any dividends or distribution to the stockholders of the Company other than Redemptions and those made in connection with the cessation of services of employees;

•	incurring indebtedness outside of the ordinary course in an amount greater than $25.0 million in a single transaction or $100.0 million in aggregate consolidated indebtedness;

•	amendment of the terms of the Stockholders’ Agreement or the Registration Rights Agreement;

•	a liquidation or similar transaction;

•	transactions with any interested stockholder pursuant to Item 404 of Regulation S-K;

•	increasing or decreasing the size of the Board; or

•	engaging of any professional advisors for any of the matters listed in this section (B).

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under the Proposed Certificate of Incorporation, VGH, Inc. opted out of Section 203 of the DGCL.

Pursuant to the Stockholders’ Agreement, until the Sunset Date, the Board may not approve any transaction (excluding those involving consideration less than $0.1 million) between an interested stockholder (defined as Vieco US or any affiliate of Vieco US) and VGH, Inc., without the affirmative vote of at least a majority of the directors of VGH, Inc. that are not designees of Vieco US.

Under certain circumstances, this provision would make it more difficult for VGH, Inc. to effect various transactions with a person who would be an “interested stockholder” for these purposes. However, this provision would not be likely to discourage any parties interested in entering into a potential transaction with VGH, Inc., other than Vieco US and its affiliates. This provision may encourage Vieco US and Vieco US’s affiliates, to the extent they are interested in entering into certain significant transactions with VGH, Inc., to negotiate in advance with the full board of directors because the board approval requirement would be satisfied by the affirmative vote of at least a majority of the directors of VGH, Inc. that are not designees of Vieco US.

Corporate Opportunity

Under the Proposed Certificate of Incorporation an explicit waiver regarding corporate opportunities will be granted to certain “exempted persons” (including Vieco US and Mr. Palihapitiya and their respective affiliates, successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees, including any of the foregoing who will serve as directors of VGH, Inc.). Such “exempted persons” will not include VGH, Inc. or any of its subsidiaries or their respective officers or employees and such waiver will not apply to any corporate opportunity that is expressly offered to a director of VGH, Inc. in his or her capacity as such (in which such opportunity VGH, Inc. does not renounce an interest or expectancy). The Proposed Certificate of Incorporation provides that, to the fullest extent permitted by law, (i) the exempted persons will not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as VGH, Inc. or any of its subsidiaries, (ii) VGH, Inc., on behalf of itself and its subsidiaries, renounces any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the exempted persons, even if the opportunity is one that VGH, Inc. or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and (iii) no exempted person will have any duty to communicate or offer such business opportunity to VGH, Inc. and no exempted person will be liable to VGH, Inc. or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such exempted person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to VGH, Inc. or its subsidiaries.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation limits the liability of VGH, Inc.’s directors to the fullest extent permitted by the DGCL, and the Proposed Bylaws provide that VGH, Inc. will indemnify them to the fullest extent permitted by such law. VGH, Inc. has entered into and expects to continue to enter into agreements to indemnify VGH, Inc.’s directors, executive officers and other employees as determined by the Board. Under the terms of such indemnification agreements, VGH, Inc. is required to indemnify each of VGH, Inc.’s directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of VGH, Inc. or any of its subsidiaries or was serving at VGH, Inc.’s request in an official capacity for another entity. VGH, Inc. must indemnify VGH, Inc.’s officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require VGH, Inc., if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by VGH, Inc. Any claims for indemnification by VGH, Inc.’s directors and officers may reduce VGH, Inc.’s available funds to satisfy successful third-party claims against VGH, Inc. and may reduce the amount of money available to VGH, Inc.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of VGH, Inc., actions against directors, officers and employees for breach of fiduciary duty, any provision of the DGCL, the Proposed Certificate of Incorporation, the Proposed Bylaws and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Notwithstanding the foregoing, the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although VGH, Inc. believes this provision benefits VGH, Inc. by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against VGH, Inc.’s directors and officers.

Transfer Agent

The transfer agent for VGH, Inc. common stock will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF VGH, INC. SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted VGH, Inc. common stock or VGH, Inc. warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of VGH, Inc. at the time of, or at any time during the three months preceding, a sale and (ii) VGH, Inc. is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as VGH, Inc. was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of VGH, Inc. common stock or VGH, Inc. warrants for at least six months but who are affiliates of VGH, Inc. at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of VGH, Inc. common stock then outstanding; or

•	the average weekly reported trading volume of VGH, Inc. common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of VGH, Inc. under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about VGH, Inc.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after SCH has completed SCH’s initial business combination.

SCH anticipates that following the consummation of the Business Combination, VGH, Inc. will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

VGH, Inc.’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. VGH, Inc.’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of VGH, Inc.’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of VGH, Inc.’s board of directors (or any duly authorized committee thereof), (iii) so long as VGH, Inc. qualifies as a “controlled company,” specified in the notice of meeting (or any supplement or amendment thereto) given by or at the direction of any holder of record of at least 25% of the issued and outstanding shares of VGH, Inc. common stock or (iv) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice procedures specified in VGH, Inc.’s Proposed Bylaws. To be timely for VGH, Inc.’s annual meeting of stockholders, VGH, Inc.’s secretary must receive the written notice at VGH, Inc.’s principal executive offices:

•	not earlier than the 90th day; and

•	not later than the 120th day,

before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or VGH, Inc. holds its annual meeting of stockholders more than 25 days before or after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of such date was made.

Accordingly, for VGH, Inc.’s                  annual meeting, assuming the meeting is held on                 ,                 , notice of a nomination or proposal must be delivered to VGH, Inc. no later than                 ,                  and no earlier than                 . Nominations and proposals also must satisfy other requirements set forth in the bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the                annual general meeting pursuant to Rule 14a-8, assuming the meeting is held on                 , must be received at SCH’s principal office on or before                 ,                  and must comply with Rule 14a-8.

Stockholder Director Nominees

VGH, Inc.’s Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders, subject to the terms and conditions of the Stockholders’ Agreement. To nominate a director, the stockholder must provide the information required by VGH, Inc.’s Proposed Bylaws. In addition, the stockholder must give timely notice to VGH, Inc.’s secretary in accordance with VGH, Inc.’s Proposed Bylaws, which, in general, require that the notice be received by VGH, Inc.’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with SCH’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Social Capital Hedosophia Holdings Corp., 120 Hawthorne Avenue, Palo Alto, CA 94301. Following the Business Combination, such communications should be sent in care of VGH, Inc., 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has passed upon the validity of the securities of VGH, Inc. offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Social Capital Hedosophia Holdings Corp. as of December 31, 2018 and 2017, and for the year ended December 31, 2018 and for the period from May 5, 2017 (inception) through December 31, 2017, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of the VG Companies as of and for the years ended December 31, 2018 and 2017 included in this proxy statement/prospectus have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, SCH and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of SCH’s annual report to shareholders and SCH’s proxy statement. Upon written or oral request, SCH will deliver a separate copy of the annual report to shareholders or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that SCH deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that SCH deliver single copies of such documents in the future. Shareholders may notify SCH of their requests by calling or writing SCH at its principal executive offices at 120 Hawthorne Avenue, Palo Alto, CA 94301 or (650) 521-9007.

ENFORCEABILITY OF CIVIL LIABILITY

SCH is a Cayman Islands exempted company. If SCH does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon SCH. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against SCH in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, SCH may be served with process in the United States with respect to actions against SCH arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of SCH’s securities by serving SCH’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

SCH has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

SCH files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on SCH at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, SCH’s corporate website under the heading “Documents,” at http://www.socialcapitalhedosophiaholdings.com. SCH’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to SCH has been supplied by SCH, and all such information relating to the VG Companies has been supplied by the VG Companies, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

Incorporation by Reference of Certain of SCH’s Filings with the SEC

The SEC allows SCH to “incorporate by reference” certain information filed with the SEC into this proxy statement/prospectus, which means that SCH can disclose important information to you by referring you to other documents that SCH has filed separately with the SEC. You should read any information incorporated by reference because it is an important part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference any filings that SCH makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the extraordinary general meeting, and thereafter until the consummation of the Business Combination (other than those documents or the portions of those documents furnished, including pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless and to the extent expressly stated otherwise therein). Any statement contained in a document incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained in any other subsequently filed document that is also, or is deemed to be, incorporated by reference into this proxy statement/prospectus conflicts with, negates, modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this proxy statement/prospectus, except as modified or superseded.

If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference in this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call (203) 658-9400

Email: IPOA.info@morrowsodali.com

SOCIAL CAPITAL HEDOSOPHIA HOLDING CORP.

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Condensed Financial Statements as of June 30, 2019 and December 31, 2018, and for the Six Months Ended June 30, 2019 and 2018

Condensed Balance Sheets	F-2

Condensed Statements of Operations	F-3

Condensed Statements of Changes In Shareholders’ Equity	F-4

Condensed Statements of Cash Flows	F-5

Notes to Unaudited Condensed Interim Financial Statements	F-6

Financial Statements as of December 31, 2018 and 2017, and for the Year Ended December 31, 2018 and for the Period from May 5, 2017 (Inception) to December 31, 2017

Report of Independent Registered Public Accounting Firm	F-14

Balance Sheets	F-15

Statements of Operations	F-16

Statements of Changes In Shareholders’ Equity	F-17

Statements of Cash Flows	F-18

Notes to Financial Statements	F-19

VIRGIN GALACTIC BUSINESS

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

CONDENSED BALANCE SHEETS

	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS
Current Assets
Cash	$274,295	$462,162
Prepaid expenses	79,812	45,339

Total Current Assets	354,107	507,501

Marketable securities held in Trust Account	712,534,665	704,250,272

Total Assets	$712,888,772	$704,757,773

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$2,466,601	$200,529
Advances from related party	759,414	381,675

Total Current Liabilities	3,226,015	582,204

Deferred underwriting fees	24,150,000	24,150,000

Total Liabilities	27,376,015	24,732,204

Commitments

Class A ordinary shares subject to possible redemption, 65,899,081 and 66,136,664 shares at redemption value at June 30, 2019 and December 31, 2018, respectively	680,512,756	675,025,568

Shareholders’ Equity
Preferred shares, $0.0001 par value; 5,000,000 authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 3,100,919 and 2,863,336 shares issued and outstanding (excluding 65,899,081 and 66,136,664 shares subject to possible redemption) at June 30, 2019 and December 31, 2018, respectively	310	286
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 17,250,000 shares issued and outstanding	1,725	1,725
Retained earnings	4,997,966	4,997,990

Total Shareholders’ Equity	5,000,001	5,000,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$712,888,772	$704,757,773

The accompanying notes are an integral part of the unaudited condensed financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Operating costs	$2,664,159	$525,012	$2,797,205	$991,317

Loss from operations	(2,664,159)	(525,012)	(2,797,205)	(991,317)

Other income:
Interest income on marketable securities held in Trust Account	4,360,454	3,034,352	8,554,415	5,355,748
Unrealized loss on marketable securities held in Trust Account	(252,102)	(68,224)	(270,022)	(165,291)

Other income, net	4,108,352	2,966,128	8,284,393	5,190,457

Net income	$1,444,193	$2,441,116	$5,487,188	$4,199,140

Weighted average shares outstanding, basic and diluted (1)	20,109,415	20,067,699	20,111,365	20,049,082

Basic and diluted loss per ordinary share (2)	$(0.12)	$(0.02)	$(0.12)	$(0.04)

(1)	Excludes an aggregate of up to 65,899,081 and 66,142,325 shares subject to redemption at June 30, 2019 and 2018, respectively.
(2)

Net loss per ordinary share – basic and diluted excludes income attributable to ordinary shares subject to redemption of $3,923,887 and $7,912,424 for the three and six months ended June 30, 2019, respectively, and $2,843,330 and $4,975,572 for the three and six months ended June 30, 2018, respectively.

The accompanying notes are an integral part of the unaudited condensed financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2018	2,780,258	$278	17,250,000	$1,725	$3,667,278	$1,330,720	$5,000,001
Change in value of ordinary shares subject to possible redemption	37,441	4	—	—	(1,758,028)	—	(1,758,024)
Net income	—	—	—	—	—	1,758,024	1,758,024

Balance – March 31, 2018	2,817,699	282	17,250,000	1,725	1,909,250	3,088,744	5,000,001
Change in value of ordinary shares subject to possible redemption	39,976	4	—	—	(1,909,250)	(531,870)	(2,441,116)
Net income	—	—	—	—	—	2,441,116	2,441,116

Balance – June 30, 2018	2,857,675	$286	17,250,000	$1,725	$—	$4,997,990	$5,000,001

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2019	2,863,336	$286	17,250,000	$1,725	$—	$4,997,990	$5,000,001
Change in value of ordinary shares subject to possible redemption	(3,921)	—	—	—	—	(4,042,995)	(4,042,995)
Net income	—	—	—	—	—	4,042,995	4,042,995

Balance – March 31, 2019	2,859,415	286	17,250,000	1,725	—	4,997,990	5,000,001
Change in value of ordinary shares subject to possible redemption	241,504	24	—	—	—	(1,444,217)	(1,444,193)
Net income	—	—	—	—	—	1,444,193	1,444,193

Balance – June 30, 2019	3,100,919	$310	17,250,000	$1,725	$—	$4,997,966	$5,000,001

The accompanying notes are an integral part of the unaudited condensed financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net income	$5,487,188	$4,199,140
Adjustments to reconcile net income to net cash provided by operating activities:
Interest earned on marketable securities held in Trust Account	(8,554,415)	(5,355,748)
Unrealized loss on marketable securities held in Trust Account	270,022	165,291
Changes in operating assets and liabilities:
Prepaid expenses	(34,473)	150,252
Accounts payable and accrued expenses	2,266,072	84,185

Net cash used in operating activities	(565,606)	(756,880)

Cash flows from financing activities:
Receipt of amounts due from underwriter	—	657,138
Advances from related parties	377,739	346,895
Repayment of advances from related parties	—	(126,378)

Net cash provided by financing activities	377,739	877,655

Net change in cash	(187,867)	120,775
Cash at beginning of period	462,162	696,382

Cash at ending of period	$274,295	$817,157

Non-cash investing and financing activities:
Change in value of ordinary shares subject to possible redemption	$5,487,188	$4,199,140

The accompanying notes are an integral part of the unaudited condensed financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

NOTE 1. ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Social Capital Hedosophia Holdings Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).

All activity from May 5, 2017 (inception) through June 30, 2019 related to the Company’s formation, the Company’s initial public offering of 69,000,000 units (the “Public Offering”), the simultaneous sale of 8,000,000 warrants (“Private Placement Warrants”) in a private placement (the “Private Placement”) at a price of $1.50 per warrant to SCH Sponsor Corp. (the “Sponsor”), identifying a target company for a Business Combination and activities in connection with the proposed Virgin Galactic Business Combination (as defined below), as more fully described in Note 8.

NOTE 2. LIQUIDITY AND GOING CONCERN

The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its shareholders prior to the Public Offering and such amount of proceeds from the Public Offering that were placed in an account outside of the Trust Account (as defined below) for working capital purposes. In connection with the closing of the Offering and the Private Placement on September 18, 2017, an amount of $690,000,000 (or $10.00 per Class A ordinary share sold to the public in the Offering included in the Units) from the sale of the Units and Private Placement Warrants was placed in a trust account (the “Trust Account”). As of June 30, 2019, the Company had $274,295 in its operating bank accounts, $712,534,665 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $2,871,908, which includes the deferral of approximately $759,000 of payments until the consummation of a Business Combination.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

The Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors or third parties. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (other than the Sponsor’s commitment to provide the Company an aggregate of $200,000 in loans in order to finance transaction costs in connection with a Business Combination). Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through September 18, 2019, the scheduled liquidation date. The Company filed a preliminary proxy statement to, among other things, seek stockholder approval to extend the date by which the Company is required to consummate a Business Combination from September 18, 2019 to December 18, 2019 (see Note 8). These financial statements do not include any adjustments relating to the recovery of the recorded

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 as filed with the SEC on March 18, 2019, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2018 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. The interim results for the three and six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019 or for any other future periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Net Loss per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Ordinary shares subject to possible redemption at June 30, 2019 and 2018, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Public Offering and Private Placement to purchase 31,000,000 Class A ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the periods presented.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Reconciliation of Net Loss per Ordinary Share

The Company’s net income is adjusted for the portion of income that is attributable to ordinary shares subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted loss per ordinary share is calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net income	$1,444,193	$2,441,116	$5,487,188	$4,199,140
Less: Income attributable to ordinary shares subject to possible redemption	(3,923,887)	(2,843,330)	(7,912,424)	(4,975,572)

Adjusted net loss	$(2,479,694)	$(402,214)	$(2,425,236)	$(776,432)

Weighted average shares outstanding, basic and diluted	20,109,415	20,067,699	20,111,365	20,049,082

Basic and diluted net loss per ordinary share	$(0.12)	$(0.02)	$(0.12)	$(0.04)

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

NOTE 4. RELATED PARTY TRANSACTIONS

Advance from Related Party

During the six months ended June 30, 2019 and the year ended December 31, 2018, a related party advanced an aggregate of $377,739 and $381,675, respectively, for working capital purposes. The advances are non-interest bearing, unsecured and due on demand. As of June 30, 2019 and December 31, 2018, outstanding advances amounted to $759,414 and $381,675, respectively.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on September 18, 2017 through the earlier of the consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space and administrative and support services. For each of the three and six months ended June 30, 2019 and 2018, the Company incurred $30,000 and $60,000 in fees for these services. At June 30, 2019 and December 31, 2018, fees amounting to $215,000 and $155,000, respectively, are included in accounts payable and accrued expenses in the accompanying condensed balance sheets.

Related Party Loans

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (other than the Sponsor’s commitment to provide the Company an aggregate of $200,000 in loans in order to finance transaction

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

costs in connection with a Business Combination). In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants.

NOTE 5. COMMITMENTS

The underwriters of the Company’s Public Offering are entitled to a deferred fee of three and one-half percent (3.5%) of the gross proceeds of the Public Offering, or $24,150,000, payable upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement entered into in connection with the Public Offering. The underwriters have agreed to waive their right to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination.

The underwriters agreed to reimburse the Company for an amount equal to 10% of the discount paid to the underwriters for financial advisory services provided by Connaught (UK) Limited in connection with the Public Offering, of which $1,000,000 was paid at the closing of the Public Offering and up to $2,415,000 will be payable at the time of the closing of the initial Business Combination.

The Sponsor, the holders of the Private Placement Warrants (or underlying Class A ordinary shares) and the holders of any warrants (or underlying Class A ordinary shares) issued upon conversion of working capital loans made by the Company’s Sponsor, officers, directors or their affiliates, if any such loans are issued, will be entitled to registration rights with respect to their securities pursuant to an agreement dated as of September 13, 2017. The holders of 30% of the registrable securities are entitled to demand that the Company register these securities. In addition, the holders have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination. However, the registration rights agreement will provide that the Company will not permit any registration statement to become effective until termination of applicable lock-up periods with respect to such securities.

NOTE 6. SHAREHOLDERS’ EQUITY

Preferred Shares

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2019 and December 31, 2018, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 500,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares, both with a par value of $0.0001 per share. At June 30, 2019 and December 31, 2018, there were 3,100,919 and 2,863,336 Class A ordinary shares issued and outstanding, excluding 65,899,081 and 66,136,664 Class A ordinary shares subject to possible redemption, respectively. At June 30, 2019 and December 31, 2018, 17,250,000 Class B ordinary shares were issued and outstanding.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, on a one-for-one basis, subject to adjustment for share splits, share dividends, rights

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein, including pursuant to the Virgin Galactic Business Combination. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of the Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination. Holders of Founder Shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares.

NOTE 7. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2019 and December 31, 2018, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2019	December 31, 2018
Assets:
Marketable securities held in Trust Account	1	$712,534,665	$704,250,272

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

NOTE 8. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Merger Agreement

On July 9, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (“V10”), Foundation Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub B”), Foundation Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Merger Sub LLC” and, collectively with Merger Sub A and Merger Sub B, the “Merger Subs”), TSC Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company A”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company B”), and VGH, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of V10 (“Company LLC” and, collectively with Company A and Company B, the “VG Companies” and together with V10, “VG”). On October 2, 2019, the Company executed an amendment to the merger agreement to expand the number of initial members of the Board of Directors following the completion of the transaction from seven to eight members, and to include Vieco USA, Inc., a newly-formed and wholly owned subsidiary of V10 (“Vieco US”), as a party to the Transaction. Upon closing of the Transaction, the VGH, Inc. common stock due to V10 as consideration will be received and directly held by Vieco US.

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, including the Purchase Agreement, the “Virgin Galactic Business Combination”):

(i)

at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, (x) Merger Sub A will merge with and into Company A, the separate corporate existence of Merger Sub A will cease and Company A will be the surviving corporation and a wholly owned subsidiary of the Company (“Corp Merger A”), (y) Merger Sub B will merge with and into Company B, the separate corporate existence of Merger Sub B will cease and Company B will be the surviving corporation and a wholly owned subsidiary of the Company (“Corp Merger B”) and (z) Merger Sub LLC will merge with and into Company LLC, the separate company existence of Merger Sub LLC will cease and Company LLC will be the surviving company and a wholly owned subsidiary of the Company (the “LLC Merger” collectively with Corp Merger A and Corp Merger B, the “Mergers”);

(ii)

as a result of the Mergers, among other things, all outstanding shares of common stock or limited liability company interests, as applicable, of each of the VG Companies will be cancelled in exchange for the right to receive 130,000,000 shares of the Company’s common stock (after the Domestication (as defined below)).

Domestication

Pursuant to the Merger Agreement, prior to the Closing, and in accordance with the Delaware General Corporation Law (the “DGCL”), Cayman Islands Companies Law (2018 Revision) (the “CICL”) and the Company’s Amended and Restated Memorandum and Articles of Association, as amended by the Extension

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

Amendment (defined below) the Company will effect a deregistration under the CICL and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, per share of the Company (after its Domestication) (the “common stock”), (ii) each of the then issued and outstanding Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of the Company’s common stock (except that, in connection with the Domestication, our Sponsor will instead receive upon the conversion of the Class B ordinary shares held by it, a number of shares of the Company’s common stock equal to (x) the number of Class B ordinary shares held by it as of immediately prior to the Domestication minus (y) after giving effect to the Domestication, the number of shares of the Company’s common stock underlying the restricted stock units granted to certain independent directors of the Company that were outstanding as of immediately prior to the Domestication), (iii) each then issued and outstanding warrant of the Company will convert automatically into a warrant to acquire one share of the Company’s common stock (the “Domesticated Warrants”), pursuant to the Warrant Agreement, dated September 13, 2017, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of the Company will convert automatically into a unit of the Company (after the Domestication) (the “Domesticated Units”), with each Domesticated Unit representing one share of the Company’s common stock and one-third of one Domesticated Warrant.

Repurchase

Pursuant to the Merger Agreement, promptly following the Close (and in no event later than ten business thereafter), if the Available SCH Cash (as defined in the Merger Agreement) is greater than $500,000,000 (the amount by which the Available SCH Cash exceeds $500,000,000, the “Remaining Cash”), then the Company will, at V10’s election (to be made within five business days after the Closing), use cash in an amount up to the lesser of $200,000,000 and the Remaining Cash to repurchase shares of the Company’s common stock from V10 at a purchase price of $10.00 per share.

Extension

In connection with the transactions contemplated by the Merger Agreement, on September 9, 2019, the Company held an extraordinary general meeting of its shareholders whereby the Company’s shareholders approved (x) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company is required to consummate a Business Combination from September 18, 2019, to December 18, 2019, and (y) an amendment to the Investment Management Trust Agreement, dated September 13, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as trustee, (the “Trust Agreement”) to extend the date on which the trustee thereunder must liquidate the Trust Account if the Company has not completed a Business Combination, from September 18, 2019, to December 18, 2019 (collectively, the “Extension Amendment”).

The number of ordinary shares redeemed in connection with the Extension Amendment was 3,771,178. The Company distributed $39,096,085.27, or approximately, $10.37 per share, to redeeming Company shareholders. As of September 9, 2019, the balance in the Trust Account, after deduction of the amount required to redeem the 3,771,178 ordinary shares, was $676,232,091.37. To the extent required by the Merger Agreement and subject to

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2019

(Unaudited)

the approval of the Company’s shareholders, the Company will further extend the period within which the Company must have completed a Business Combination to April 18, 2020.

Purchase Agreement

On July 9, 2019, the Company entered into a Purchase Agreement (the “Purchase Agreement”), in connection with the transactions contemplated by the Merger Agreement, with Chamath Palihapitiya and V10, pursuant to which Mr. Palihapitiya has agreed to, concurrently with the consummation of the Mergers, at the option of V10, (i) purchase a number of newly issued shares of the Company’s common stock from the Company in exchange for cash to be retained by the Company, or (ii) purchase a number of shares of the Company’s common stock from V10, which will reduce the number of shares purchased directly from the Company pursuant to clause (i), in each case, subject to the terms and conditions contemplated by the Purchase Agreement; provided that the aggregate number of shares of the Company’s common stock to be purchased by Mr. Palihapitiya pursuant to the Purchase Agreement will not, in any event, exceed 10,000,000, and the aggregate price paid for such shares will be equal to $100,000,000.

The Virgin Galactic Business Combination will be consummated subject to the deliverables and provisions as further described in the Merger Agreement.

Promissory Note

In the past, a party related to the Sponsor and certain of our officers and directors have advanced funds to the Company for working capital purposes, including $0.8 million as of June 30, 2019. On October 2, 2019, these outstanding advances were documented in a promissory note (the “Promissory Note”) issued by the Company to the Sponsor, pursuant to which SCH may borrow up to $3.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of December 18, 2019 and the date SCH consummates its initial business combination. If the initial business combination is not completed within the required period of time, the Company may use a portion of our working capital held outside the trust account to repay such advances and any other working capital advances made to the Company, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to us, and such related party may not be able to recover the value it has loaned us and any other working capital advances it may make.

Boeing Subscription Agreement

On October 7, 2019, the Company and an entity affiliated with The Boeing Company (“Boeing”) entered into a subscription agreement (the “Boeing Agreement”) pursuant to which Boeing has agreed to purchase $20.0 million of shares of common stock of VGH, Inc. immediately following the Closing, at a price per share equal to the dollar amount per share of common stock that a shareholder of the Company would receive upon the valid exercise of their right of redemption with respect to such share of common stock in connection with the Closing, which amount shall be calculated as of two business days prior to the Closing Date. In connection with the Boeing Agreement, VGH, Inc. will provide Boeing with a right to have a representative attend all meetings of the board of directors of VGH, Inc. and receive all materials provided to the board, subject to exceptions for VGH, Inc. to preserve attorney-client privilege, avoid disclosure of trade secrets or prevent material competitive harm. This right will expire on October 7, 2023, subject to automatic two-year renewals unless VGH, Inc. provides prior written notice, or such other time as when Boeing owns less than all of the shares of common stock purchased by it pursuant to the Boeing Agreement. The investment contemplated by the Boeing Agreement is contingent on the Business Combination, but the Business Combination is not contingent on the investment contemplated by the Boeing Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Social Capital Hedosophia Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Social Capital Hedosophia Holdings Corp. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2018 and for the period from May 5, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from May 5, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Marcum LLP

/S/ Marcum LLP

We have served as the Company’s auditor since 2017 .

New York, NY

March 18, 2019

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

BALANCE SHEETS

	December 31, 2018	December 31, 2017
ASSETS
Current Assets
Cash	$462,162	$696,382
Due from underwriter	—	657,138
Prepaid expenses	45,339	272,217

Total Current Assets	507,501	1,625,737
Marketable securities held in Trust Account	704,250,272	691,941,351

Total Assets	$704,757,773	$693,567,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$200,529	$230,153
Advances from related party	381,675	126,378

Total Current Liabilities	582,204	356,531

Deferred underwriting fees	24,150,000	24,150,000

Total Liabilities	24,732,204	24,506,531

Commitments

Class A ordinary shares subject to possible redemption, 66,136,664 and 66,219,742 shares at redemption value as of December 31, 2018 and 2017, respectively	675,025,568	664,060,556

Shareholders’ Equity
Preferred shares, $0.0001 par value; 5,000,000 authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 2,863,336 and 2,780,258 shares issued and outstanding (excluding 66,136,664 and 66,219,742 shares subject to possible redemption) as of December 31, 2018 and 2017, respectively	286	278
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 17,250,000 shares issued and outstanding as of December 31, 2018 and 2017	1,725	1,725
Additional paid-in capital	—	3,667,278
Retained earnings	4,997,990	1,330,720

Total Shareholders’ Equity	5,000,001	5,000,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$704,757,773	$693,567,088

The accompanying notes are an integral part of the financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2018	For the Period from May 5, 2017 (inception) Through December 31, 2017
Operating costs	$1,343,909	$610,631

Loss from operations	(1,343,909)	(610,631)

Other income:
Interest income	12,579,571	2,082,636
Unrealized loss on marketable securities held in Trust Account	(270,650)	(141,285)

Other income, net	12,308,921	1,941,351

Net income	$10,965,012	$1,330,720

Weighted average shares outstanding, basic and diluted (1)	20,080,848	14,652,083

Basic and diluted net loss per ordinary share (2)	$(0.04)	$(0.04)

(1)	Excludes an aggregate of up to 66,136,664 and 66,219,742 shares subject to redemption at December 31, 2018 and 2017, respectively.
(2)

Net loss per ordinary shares – basic and diluted excludes income attributable to ordinary shares subject to redemption of $11,798,101 and $1,863,155 for the year ended December 31, 2018 and for the period from May 5, 2017 (inception) through December 31, 2017, respectively.

The accompanying notes are an integral part of the financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance—May 5, 2017 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B ordinary shares to sponsor	—	—	20,125,000	2,013	22,987	—	25,000

Forfeiture of Class B ordinary shares	—	—	(2,875,000)	(288)	288	—	—

Sale of 69,000,000 Units, net of underwriting discount and offering expenses	69,000,000	6,900	—	—	655,697,937	—	655,704,837

Sale of 8,000,000 Private Placement Warrants	—	—	—	—	12,000,000	—	12,000,000

Ordinary shares subject to possible redemption	(66,219,742)	(6,622)	—	—	(664,053,934)	—	(664,060,556)

Net income	—	—	—	—	—	1,330,720	1,330,720

Balance—December 31, 2017	2,780,258	278	17,250,000	1,725	3,667,278	1,330,720	5,000,001

Ordinary shares subject to possible redemption	83,078	8	—	—	(3,667,278)	(7,297,742)	(10,965,012)

Net income	—	—	—	—	—	10,965,012	10,965,012

Balance—December 31, 2018	2,863,336	$286	17,250,000	$1,725	$—	$4,997,990	$5,000,001

The accompanying notes are an integral part of the financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2018	For the Period from May 5, 2017 (inception) Through December 31, 2017
Cash flows from operating activities:
Net income	$10,965,012	$1,330,720
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(12,579,571)	(2,082,636)
Unrealized loss on marketable securities held in Trust Account	270,650	141,285
Changes in operating assets and liabilities:
Prepaid expenses	226,878	(272,217)
Accounts payable and accrued expenses	(29,624)	230,153

Net cash used in operating activities	(1,146,655)	(652,695)

Cash flows from investing activities:
Investment of cash in Trust Account	—	(690,000,000)

Net cash used in investing activities	—	(690,000,000)

Cash flows from financing activities:
Receipt of amounts due from underwriter	657,138	—
Advances received from related parties	381,675	126,378
Repayment of advances from related parties	(126,378)	—
Proceeds from sale of Units, net of underwriting discounts paid	—	680,000,000
Proceeds from sale of Private Placement Warrants	—	12,000,000
Proceeds from issuance of Class B ordinary shares	—	25,000
Proceeds from promissory note	—	100,000
Repayment of promissory note	—	(100,000)
Payment of offering costs	—	(802,301)

Net cash provided by financing activities	912,435	691,349,077

Net change in cash	(234,220)	696,382
Cash at beginning of period	696,382	—

Cash at ending of period	$462,162	$696,382

Non-cash investing and financing activities:
Change in value of ordinary shares subject to possible redemption	$10,965,012	$2,001,573

Initial classification of ordinary shares subject to possible redemption	$—	$662,058,983

Deferred underwriting fee payable	$—	$24,150,000

Reimbursement of offering costs due from underwriter	$—	$657,138

The accompanying notes are an integral part of the financial statements.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 1. ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Social Capital Hedosophia Holdings Corp. (the “Company”) is a blank check company incorporated in 2017 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).

All activity from May 5, 2017 (inception) through December 31, 2018 related to the Company’s formation, the offering described below and identifying a target company for a Business Combination.

The registration statements for the Company’s initial public offering were declared effective on September 13, 2017. The Company consummated a public offering of 69,000,000 units on September 18, 2017 (the “Public Offering”), including 9,000,000 units subject to the underwriters’ over-allotment option, generating gross proceeds of $690,000,000 and net proceeds of $679,854,837 after deducting $10,145,163 of transaction costs ($24,150,000 of deferred underwriting expenses may be paid upon the completion of a Business Combination), which is discussed in Note 4. The units (“Units”) sold pursuant to the Offering were sold at an offering price of $10.00 per Unit. Each Unit consists of one of the Company’s Class A ordinary shares, par value $0.0001 per share, and one-third of one warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to certain adjustments. In addition, the Company generated proceeds of $12,000,000 from the private placement (the “Private Placement”) of 8,000,000 warrants (“Private Placement Warrants”) at a price of $1.50 per warrant to SCH Sponsor Corp. (the “Sponsor”).

In connection with the closing of the Offering and the Private Placement on September 18, 2017 (the “Closing Date”), an amount of $690,000,000 (or $10.00 per Class A ordinary share sold to the public in the Offering included in the Units (“Public Shares”)) from the sale of the Units and Private Placement Warrants was placed in a trust account (the “Trust Account”). Funds held in the Trust Account are invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations until the earlier of (i) the consummation of the Company’s initial Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete a Business Combination within 24 months from the Closing Date; and (iii) the Company’s failure to consummate a Business Combination by September 18, 2019. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to pay the Company’s tax obligations. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers (other than its independent auditors), prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Sponsor has agreed that it will be liable to the Company under certain circumstances if and to the extent any claims by such persons reduce the amount of funds in the Trust Account below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the Public Offering against certain liabilities,

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. Therefore, the Sponsor may not be able to satisfy those obligations should they arise.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and Private Placement, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination. The Company’s Units, warrants and Class A ordinary shares are listed on the New York Stock Exchange (“NYSE”). Pursuant to the NYSE listing rules, the Company’s initial Business Combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of the balance in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for such Business Combination, although this may entail simultaneous acquisitions of several target businesses. There is no assurance that the Company will be able to effect a Business Combination successfully.

In connection with any proposed initial Business Combination, the Company will either (1) seek shareholder approval of such initial Business Combination at a meeting called for such purpose or (2) provide shareholders with the opportunity to sell their Public Shares to the Company by means of a tender offer, in each case where shareholders may seek to redeem their Public Shares into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its Public Shares with respect to an aggregate of more than 15% of the Public Shares sold in the Public Offering.

The Company will proceed with a Business Combination only if it has net tangible assets of at least $5,000,001 upon consummation of the Business Combination and, in the case of a shareholder vote, a majority of the issued and outstanding shares of the Company voted are voted in favor of the Business Combination. In connection with any shareholder vote required to approve any Business Combination, the Sponsor has agreed (i) to vote any of its respective ordinary shares in favor of the initial Business Combination and (ii) not to redeem any of its respective ordinary shares in connection therewith.

Holders of warrants sold as part of the Units will not be entitled to vote on the proposed Business Combination and will have no conversion or liquidation rights with respect to their ordinary shares underlying such warrants.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, if the Company is unable to complete its initial Business Combination by September 18, 2019, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining holders of ordinary shares and the Company’s board of directors, dissolve and liquidate. If the Company is unable to consummate an initial Business Combination by September 18, 2019 and is forced to redeem 100% of the outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, each holder will receive a full pro rata

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not released to the Company to pay any of its taxes payable and less up to $100,000 of interest that may be released to the Company to pay dissolution expenses. The Sponsor has entered into a letter agreement with the Company, pursuant to which it has waived its right to liquidating distributions from the Trust Account with respect to its Founder Shares (as defined in Note 8) if the Company fails to complete a Business Combination by September 18, 2019. However, if the Sponsor acquires Public Shares after the Public Offering, it will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete the Business Combination by September 18, 2019.

If the Company is unable to complete its initial Business Combination by September 18, 2019 and expends all of the net proceeds of the Public Offering not deposited in the Trust Account, without taking into account any interest earned on the Trust Account, the Company expects that the per-share redemption price for Class A ordinary shares will be $10.00. The proceeds deposited in the Trust Account could, however, become subject to claims of the Company’s creditors that are in preference to the claims of the Company’s shareholders. In addition, if the Company is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of the Company’s shareholders. Therefore, the actual per-share redemption price may be less than $10.00.

NOTE 2. LIQUIDITY

The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its shareholders prior to the Public Offering and such amount of proceeds from the Public Offering that were placed in an account outside of the Trust Account for working capital purposes. As of December 31, 2018, the Company had $462,162 in its operating bank accounts, $704,250,272 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $74,703, which includes the deferral of approximately $382,000 of payments until the consummation of a Business Combination. The Sponsor has committed to provide up to an aggregate of $200,000 in loans to the Company (see Note 10). Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through September 18, 2019, the scheduled liquidation date.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and conformity with GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disc losure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2018 and 2017.

Marketable Securities Held in Trust Account

At December 31, 2018 and 2017, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2018 and 2017, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position over the next twelve months.

The Company may be subject to potential examination by foreign taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company’s tax provision is zero because the Company is organized in the Cayman Islands with no connection to any other taxable jurisdiction. As such, the Company has no deferred tax assets or liabilities. The Company is considered to be an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Net Loss per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Ordinary shares subject to possible redemption at December 31, 2018 and 2017, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Public Offering and Private Placement to purchase 31,000,000 Class A ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the periods.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Reconciliation of Net Loss per Ordinary Share

The Company’s net income is adjusted for the portion of income that is attributable to ordinary shares subject to redemption, as these shares only participate in the income of the Trust Account and not the losses of the Company. Accordingly, basic and diluted loss per ordinary share is calculated as follows:

	Year Ended December 31, 2018	For the Period from May 5, 2017 (inception) through December 31, 2017
Net income	$10,965,012	$1,330,720
Less: Income attributable to ordinary shares subject to redemption	(11,798,101)	(1,863,115)

Adjusted net loss	$(833,089)	$(532,395)

Weighted average shares outstanding, basic and diluted	20,080,848	14,652,083

Basic and diluted net loss per ordinary share	$(0.04)	$(0.04)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2018 and 2017, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4. INITIAL PUBLIC OFFERING

In its Public Offering, the Company sold 69,000,000 Units at a price of $10.00 per Unit in the Public Offering. Each Unit consists of one Class A ordinary share and one-third of one warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share. Each Warrant will become exercisable commencing on the later of 30 days after the Company’s completion of an initial Business Combination and 12 months from the Closing Date and will expire five years from the completion of a Business Combination. The Company may redeem the outstanding Warrants at a price of $0.01 per Warrant upon a minimum of 30 days’ prior written notice of redemption, and only in the event that

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

the last sale price of the Class A ordinary shares is at least $18.00 per share for any 20 trading days within a 30-trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, it will have the option to require all holders that wish to exercise their Warrants to do so on a “cashless basis.” In accordance with the warrant agreement relating to the Warrants sold in the Public Offering, the Company is required to use its best efforts to file a registration statement covering the issuance of the shares underlying the Warrants within 15 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement. No Warrants will be exercisable for cash unless the Company has an effective registration statement covering the Class A ordinary shares issuable upon exercise of the Warrants and a current prospectus relating to such shares. If the issuance of the shares issuable upon exercise of the Warrants is not registered under the Securities Act, holders will be permitted to exercise their Warrants on a cashless basis. If the Company is unable to consummate a Business Combination within 24 months from the Closing Date, the Company will redeem 100% of the Public Shares using the funds in the Trust Account as described in Note 1. In such event, the Warrants will expire worthless.

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the Public Offering, the Company’s Sponsor purchased an aggregate of 8,000,000 Private Placement Warrants at $1.50 per warrant (for an aggregate purchase price of $12,000,000) from the Company. All of the proceeds received from these purchases were placed in the Trust Account.

The Private Placement Warrants are identical to the Warrants included in the Units sold in the Public Offering except that the Private Placement Warrants: (i) are not redeemable by the Company, (ii) may be exercised for cash or on a cashless basis, so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the Private Placement Warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of the Company’s initial Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (other than the Sponsor’s commitment to provide the Company an aggregate of $200,000 in loans in order to finance transaction costs in connection with a Business Combination). In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants.

NOTE 6. RELATED PARTY TRANSACTIONS

Advance from Related Party

During the years ended December 31, 2018 and 2017, a related party advanced an aggregate of $381,675 and $126,378, respectively, for working capital purposes and for costs associated with the formation of the Company and offering costs. The advances are non-interest bearing, unsecured and due on demand. The Company repaid $126,378 of advances during the year ended December 31, 2018. As of December 31, 2018 and 2017, outstanding advances amounted to $381,675 and $126,378, respectively.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on September 18, 2017 through the earlier of the consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, administrative and support services. For the year ended December 31, 2018 and for the period from May 5, 2017 (inception) through December 31, 2017, the Company incurred $120,000 and $35,000 in fees for these services, respectively. At December 31, 2018 and 2017, $155,000 and $35,000, respectively, is included in accounts payable and accrued expenses in the accompanying balance sheets.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company granted the underwriters a 45-day option to purchase up to 9,000,000 additional Units to cover over-allotments. On September 14, 2017, the underwriters elected to exercise their over-allotment option to purchase 9,000,000 Units at a purchase price of $10.00 per Unit. The underwriters were paid a cash underwriting discount of $10,000,000 of the gross proceeds of the Public Offering. In addition, the underwriters are entitled to a deferred fee of three and one-half percent (3.5%) of the gross proceeds of the Public Offering, or $24,150,000, payable upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters have agreed to waive their right to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination.

The underwriters agreed to reimburse the Company for an amount equal to 10% of the discount paid to the underwriters for financial advisory services provided by Connaught (UK) Limited in connection with the Public Offering, of which $1,000,000 was paid at the closing of the Public Offering and up to $2,415,000 will be payable at the time of the closing of the initial Business Combination.

The underwriters also agreed to reimburse the Company for certain offering expenses. As of December 31, 2017, the amount to be reimbursed from the underwriters amounted to $657,138, which was recorded as a receivable, with a corresponding credit to additional paid in capital. The amount was repaid during the year ended December 31, 2018.

The Sponsor, the holders of the Private Placement Warrants (or underlying Class A ordinary shares) and the holders of any warrants (or underlying Class A ordinary shares) issued upon conversion of working capital loans made by the Company’s Sponsor, officers, directors or their affiliates, if any such loans are issued, will be entitled to registration rights with respect to their securities pursuant to an agreement dated as of September 13, 2017. The holders of 30% of the registrable securities are entitled to demand that the Company register these securities. In addition, the holders have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination. However, the registration rights agreement will provide that the Company will not permit any registration statement to become effective until termination of applicable lock-up periods with respect to such securities.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 8. SHAREHOLDERS’ EQUITY

Preferred Shares

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2018 and 2017, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 500,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares, both with a par value of $0.0001 per share.

Holders of the Class A ordinary shares are entitled to one vote for each Class A ordinary share and holders of Class B ordinary shares are entitled to one vote for each Class B ordinary share. Holders of Class B ordinary shares will have the right to elect all of the Company’s directors prior to a Business Combination. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law. At December 31, 2018 and 2017, there were 2,863,336 and 2,780,258 Class A ordinary shares issued and outstanding, excluding 66,136,664 and 66,219,742 Class A ordinary shares subject to possible redemption, respectively.

The Company had entered into a Securities Subscription Agreement, dated as of May 10, 2017 (the “Founder’s Purchase Agreement”), with the Sponsor pursuant to which the Sponsor subscribed for an aggregate of 14,375,000 Class B ordinary shares, par value $0.0001 per share of the Company, for an aggregate purchase price of $25,000. On May 18, 2017, the Sponsor surrendered 2,875,000 Class B ordinary shares for no value, and on August 23, 2017 and September 13, 2017, the Company approved share capitalizations resulting in an aggregate of 17,250,000 Class B ordinary shares issued and outstanding and held by the Sponsor (including the Class A ordinary shares issuable upon conversion thereof, the “Founder Shares”), of which 2,250,000 were subject to forfeiture. As a result of the underwriters’ election to fully exercise their over-allotment option on September 14, 2017, no Founder Shares are subject to forfeiture.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, on a one-for-one basis, subject to adjustment for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of the Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination. Holders of Founder Shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares. At December 31, 2018 and 2017, 17,250,000 Class B ordinary shares were issued and outstanding.

The holders of the Class B ordinary shares agreed not to transfer such shares until one year after the date of the consummation of an initial Business Combination or earlier if, subsequent to an initial Business

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Combination, (i) the last reported sales price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions reorganizations recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (ii) the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2018 and 2017, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2018	December 31, 2017
Assets:
Marketable securities held in Trust Account	1	$704,250,272	$691,941,351

NOTE 10. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 12, 2019, the Sponsor committed to provide up to an aggregate of $200,000 in loans to the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Vieco 10 Limited and Shareholders of Virgin Galactic Business:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Virgin Galactic Business (the “Company”), which comprise the combined balance sheets as of December 31, 2018 and 2017, and the related combined statements of operations and comprehensive loss, equity and cash flows for the years then ended, and the related notes to the combined financial statements. In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

Los Angeles, California

August 7, 2019

VIRGIN GALACTIC BUSINESS

Combined Balance Sheets

(In thousands)

	As of June 30,	As of December 31,
	2019	2018	2017
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$85,324	$81,368	$81,066
Accounts receivable	571	1,279	863
Inventories	27,508	23,288	10,166
Prepayments and other current assets	3,518	4,195	4,119
Due from related party, net	8,922	8,967	7,181

Total current assets	125,843	119,097	103,395
Property, plant, and equipment, net	40,456	34,214	28,167
Other noncurrent assets	3,705	2,728	2,829

Total assets	$170,004	$156,039	$134,391

Liabilities and Equity
Current liabilities
Current portion of capital lease obligation	$8	$56	$87
Accounts payable	9,003	7,217	6,300
Accrued liabilities	15,951	18,166	14,053
Customer deposits	81,078	80,883	82,123

Total current liabilities	106,040	106,322	102,563
Deferred rent	7,912	8,158	8,705
Capital lease obligation, net of current portion	—	—	56

Total liabilities	$113,952	$114,480	$111,324

Equity
Net parent investment	55,991	41,477	22,933
Accumulated other comprehensive income	61	82	134

Total equity	$56,052	$41,559	$23,067

Total liabilities and equity	$170,004	$156,039	$134,391

See accompanying notes to combined financial statements.

VIRGIN GALACTIC BUSINESS

Combined Statements of Operations and Comprehensive Loss

(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(unaudited)
Revenue	$2,420	$1,176	$2,849	$1,754
Cost of revenue	1,284	319	1,201	488

	1,136	857	1,648	1,266
Selling, general, and administrative expenses	26,905	23,753	50,902	46,886
Research and development expenses	61,591	58,515	117,932	93,085

Operating loss	(87,360)	(81,411)	(167,186)	(138,705)
Interest income	750	180	633	241
Interest expense	2	6	10	21
Other income	37	28,079	28,571	453

Loss before income taxes	(86,575)	(53,158)	(137,992)	(138,032)
Income tax expense	86	80	147	155

Net loss	(86,661)	(53,238)	(138,139)	(138,187)
Other comprehensive income (loss):
Foreign currency translation adjustment	(21)	(22)	(52)	(21)

Total comprehensive loss for the year	$(86,682)	$(53,260)	$(138,191)	$(138,208)

See accompanying notes to combined financial statements.

VIRGIN GALACTIC BUSINESS

Combined Statements of Equity

(In thousands)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of December 31, 2016	$23,165	$155	$23,320
Net loss	(138,187)	—	(138,187)
Other comprehensive loss	—	(21)	(21)
Net transfer from Parent Company	137,955	—	137,955

Balance as of December 31, 2017	22,933	134	23,067
Net loss	(138,139)	—	(138,139)
Other comprehensive loss	—	(52)	(52)
Net transfer from Parent Company	156,683	—	156,683

Balance as of December 31, 2018	41,477	82	41,559
Net loss (Unaudited)	(86,661)	—	(86,661)
Other comprehensive income (Unaudited)	—	(21)	(21)
Net transfer from Parent Company (Unaudited)	101,175	—	101,175

Balance as of June 30, 2019 (Unaudited)	$55,991	$61	$56,052

See accompanying notes to combined financial statements.

VIRGIN GALACTIC BUSINESS

Combined Statements of Cash Flows

(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(unaudited)
Cash flows from operating activities
Net loss	$(86,661)	$(53,238)	$(138,139)	$(138,187)
Depreciation and amortization	3,206	2,827	5,807	5,148
Deferred rent	(246)	(256)	(547)	1,464
Loss on disposal of property and equipment	—	—	25	—
Change in assets and liabilities
Accounts receivable	708	40	(416)	138
Inventories	(4,228)	(4,356)	(13,122)	(1,191)
Prepayments and other current assets	676	(408)	(76)	1,205
Other noncurrent assets	238	177	101	(4)
Due from related party, net	42	(1,040)	(1,786)	(3,653)
Accounts payable and accrued liabilities	(2,801)	1,287	3,690	62
Customer deposits	194	(290)	(1,240)	(1,657)

Net cash used in operating activities	(88,872)	(55,257)	(145,703)	(136,675)

Cash flows from investing activity
Capital expenditures	(8,300)	(3,746)	(10,590)	(5,597)

Cash used in investing activity	(8,300)	(3,746)	(10,590)	(5,597)

Cash flows from financing activities
Payments of capital lease obligations	(47)	(43)	(88)	(85)
Net parent investment	101,175	59,341	156,683	137,955

Net cash provided by financing activities	101,128	59,298	156,595	137,870

Net increase (decrease) increase in cash and cash equivalents	3,956	295	302	(4,402)

Cash and cash equivalents at beginning of year	81,368	81,066	81,066	85,468

Cash and cash equivalents at end of year	$85,324	$81,361	$81,368	$81,066

See accompanying notes to combined financial statements.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

The Virgin Galactic Business (collectively “we,” “us,” “our” or the “Company”) is focused on the development, manufacture and operations of spaceships and related technologies for the purpose of conducting commercial human spaceflight and flying payloads into space. The development and manufacturing activities are located in Mojave, California with plans to operate the commercial spaceflights out of Spaceport America located in New Mexico. The various entities that make up the Company, which operate under common control, include Virgin Galactic, LLC (“Virgin Galactic”), The Spaceship Company, LLC (“TSC”), Virgin Galactic (UK) Limited (“VGUK”) and their respective subsidiaries. We are wholly owned by Galactic Ventures, LLC (“GVLLC”), a Delaware Limited Liability Company and GVLLC is wholly owned by Vieco 10 Limited, a British Virgin Islands Company (collectively, the “Parent Company”).

On April 2, 2019, our Parent Company’s board of directors unanimously approved the pursuit of a separation and merger transaction involving the Company. On June 26, 2019, our Parent Company formed a new wholly owned subsidiary named Virgin Galactic Holdings, LLC (“VGH, LLC”). On July 8, 2019, our Parent Company contributed the Virgin Galactic Business to VGH, LLC. On July 9, 2019, our Parent Company executed a definitive merger agreement between the entities comprising the Company and Social Capital Hedosophia Holdings Corp. (“SCH”) (the “Transaction”). As a result of the Transaction, SCH will be renamed to Virgin Galactic Holdings, Inc. (“VGH, Inc.”) and the entities comprising the Company will become wholly owned subsidiaries of VGH, Inc. As consideration, our Parent Company will receive common stock in VGH, Inc. On October 2, 2019, our Parent Company formed a new wholly owned subsidiary named Vieco USA, Inc. (“Vieco US”) and executed an amendment to the merger agreement to include Vieco US as a party to the Transaction. Upon closing of the Transaction, the VGH, Inc. common stock due to our Parent company as consideration will be received and directly held by Vieco US.

Cash and cash equivalents was $85.3 million as of June 30, 2019 and $81.4 million and $81.1 million as of December 31, 2018 and 2017, respectively. We have not generated net cash from operations from our inception through June 30, 2019. Currently, we are dependent on our Parent Company and its affiliates for its continued support to fund our operations, without which we would need to curtail our operations. Our Parent Company provides us such funding as may be necessary to permit us to fund our operations while we are a wholly owned business of our Parent Company. Our Parent Company intends to contribute us to a separate wholly owned subsidiary entity in connection with the separation prior to the completion of the Transaction.

On July 8, 2019, Corvina Holdings Ltd., an affiliate of our Parent Company, agreed to provide financial support to the Company sufficient for it to satisfy its obligations and debt service requirements as they come due, on a timely basis, from July 8, 2019 through and including the earlier of (i) October 31, 2020 or (ii) the date on which the Company obtains adequate third-party funding required to satisfy the above.

(b)	Basis of Presentation

These combined financial statements have been prepared in accordance with GAAP and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”), and have been derived from the consolidated financial statements of our Parent Company and represent carve-out stand-alone financial statements. The combined financial statements include items attributable to the Company and allocations of general corporate expenses from our Parent Company.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

Our historical combined financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. The historical combined financial statements reflect allocations of certain corporate expenses from our Parent Company. Allocations of corporate expenses from our Parent Company for certain functions provided by our Parent Company, include, but are not limited to, general corporate expenses related to finance, legal, compliance, facilities, and employee benefits. These expenses have been allocated to us on the basis of direct usage when identifiable, or allocated on the basis of headcount. Allocations for corporate expenses amounted to $173 thousand and $64 thousand for the six months ended June 30, 2019 and 2018, respectively. Allocations for corporate expenses amounted to $300 thousand for each of the years ended December 31, 2018 and 2017, respectively. The Company expects to incur additional expenses as a stand-alone company. It is not practicable to estimate actual costs that would have been incurred had the Company been a stand-alone company during the periods presented.

The historical combined financial statements do not reflect any attribution of debt or allocation of interest expense.

Both the Company and our Parent Company consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Following the Transaction, we expect to perform these functions using our own resources or purchased services. For an interim period, however, some of these functions may continue to be provided by our Parent Company and we may enter into a number of transition service agreements with our Parent Company in connection with the separation, many of which are expected to have terms longer than one year.

The Company was historically funded as part of our Parent Company’s treasury program. Cash and cash equivalents are managed through bank accounts legally owned by us and our Parent Company. Accordingly, cash and cash equivalents held by our Parent Company at the corporate level were not attributable to us for any of the periods presented. Only cash amounts legally owned by entities dedicated to the Company are reflected in the combined balance sheets. Transfers of cash, both to and from our Parent Company’s treasury program by us or related parties, are reflected as a component of net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

As the various entities that make up the Company were not historically held by a single legal entity, total net parent investment is shown in lieu of equity in the combined financial statements. Balances between us and our Parent Company that were not historically cash settled are included in net parent investment. Net parent investment represents our Parent Company’s interest in the recorded assets of us and represents the cumulative investment by our Parent Company in us through the dates presented, inclusive of operating results.

Certain of our employees historically participated in our Parent Company’s stock-based compensation plans, in the form of options issued pursuant to our Parent Company’s plan. The performance conditions set forth in the Plan resulted in no stock-based compensation expense recognized during the six months ended June 30, 2019 and 2018, or for the years ended December 31, 2018 and 2017.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

During the periods presented in the combined financial statements, the operations of the Company were included in the consolidated U.S. federal, and certain state and local and foreign income tax returns filed by our Parent Company, where applicable. Income tax expense and other income tax related information contained in the combined financial statements are presented on a separate return basis as if the Company had filed its own tax returns. The income taxes of the Company as presented in the combined financial statements may not be indicative of the income taxes that the Company will generate in the future. Additionally, certain tax attributes such as net operating losses or credit carryforwards are presented on a separate return basis, and accordingly, may differ in the future. In jurisdictions where the Company has been included in the tax returns filed by our Parent Company, any income tax receivables resulting from the related income tax provisions have been reflected in the combined balance sheets within net parent investment.

Net loss per share data has not been presented in the combined financial statements because the Company did not operate as a separate legal entity with its own capital structure during the periods presented.

(c)	Use of Estimates in Preparation of Combined Financial Statements

The preparation of the combined financial statements in conformity with GAAP required us to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. Significant estimates inherent in the preparation of the combined financial statements include, but are not limited to, accounting for cost of revenue, useful lives of property, plant and equipment, net, accrued liabilities, income taxes including deferred tax assets and liabilities and impairment valuation, and contingencies.

(d)	Unaudited Interim Combined Financial Statements

The accompanying interim combined balance sheet as of June 30, 2019, the interim combined statement of operations and comprehensive loss, and the interim combined statement of cash flows for the six months ended June 30, 2019 and 2018, and the interim combined statement of equity for the six months ended June 30, 2019 are unaudited. The unaudited interim combined financial statements have been prepared on the same basis as the audited annual combined financial statements and, in management’s opinion, includes all adjustments consisting of only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of June 30, 2019 and its results of operations and cash flows for the six months ended June 30, 2019 and 2018. The financial data and the other financial information disclosed in the notes to these combined financial statements related to the six-month periods are also unaudited. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

(e)	Cash and Cash Equivalents

The Company’s cash consists of cash on hand and is not swept to a centralized cash pool, or maintained, operated, or legally owned by our Parent Company. We consider all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(f)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and unbilled receivable, less an allowance for any potential expected uncollectible amounts and do not bear interest. The Company estimates allowance for doubtful accounts based on historical losses, the age of the receivable balance, credit quality of our customers, current economic conditions, and other factors that may affect the customers’ ability to pay. There was no allowance for uncollectible amounts as of June 30, 2019 and no write offs for the six months ended June 30, 2019 and 2018, respectively. There was no allowance for uncollectible amounts and no write offs as of and for the years ended December 31, 2018 and 2017, respectively. The Company does not have any off balance sheet credit exposure related to its customers.

(g)	Inventories

Inventories consist of raw materials expected to be used for the development of the human spaceflight program and customer specific contracts. Inventories are stated at the lower of cost or net realizable value. If events or changes in circumstances indicate that the utility of our inventories have diminished through damage, deterioration, obsolescence, changes in price or other causes, a loss is recognized in the period in which it occurs. We capitalize labor, material, subcontractor and overhead costs as work-in-process for contracts where control has not yet passed to the customer or been consumed by development activities. In addition, we capitalize costs incurred to fulfill a contract in inventories in advance of a contract award as work-in-process if we determine that the contract award is probable. The Company determines the costs of other product and supply inventories by using the first-in first-out or average cost methods.

(h)	Prepayments and Other Current Assets

Prepayments consist of prepaid rent, prepaid insurance, and other general prepayments.

(i)	Property, Plant, and Equipment, net

Property, plant, and equipment, net and leasehold improvements are stated at cost, less accumulated depreciation.

Depreciation on property, plant, and equipment, net is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter period of the estimated life or the lease term.

The estimated useful lives of property and equipment are principally as follows:

Buildings	39 years
Leasehold improvements	Shorter of the estimated useful life or lease term
Aircraft	20 years
Machinery and equipment	5 to 7 years
IT software and equipment	3 to 5 years

We incur repair and maintenance costs on major equipment, which is expensed as incurred.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(j)	Capitalized Software

We capitalize certain costs associated with the development or purchase of internal-use software. The amounts capitalized are included in property, plant, and equipment, net on the accompanying combined balance sheets and are amortized on a straight-line basis over the estimated useful life of the resulting software, which approximates 3 years. Capitalized software totaled $1.5 million, net of accumulated amortization of $5.4 million as of June 30, 2019 and $1.3 million and $1.1 million net of accumulated amortization of $5.0 million and $4.5 million, as of December 31, 2018 and 2017, respectively. No amortization expense is recorded until the software is ready for its intended use. For the six months ended June 30, 2019 and 2018, amortization expense related to capitalized software was $395 thousand and $327 thousand, respectively. For the years ended December 31, 2018 and 2017, amortization expense related to capitalized software was $0.5 million and $0.6 million, respectively.

(k)	Long-Lived Assets

Long-lived assets primarily consist of property, plant, and equipment, net and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset group to its carrying amount. We assess impairment for asset groups, which represent a combination of assets that produce distinguishable cash flows. If the carrying amount of the asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. We have not recorded any impairment charges during the years presented.

(l)	Other Noncurrent Assets

Other noncurrent assets consist primarily of deposits and deferred transaction costs.

As of June 30, 2019, December 31, 2018 and December 31, 2017, $2.4 million of certificates of deposit were included in other noncurrent assets in the accompanying combined balance sheets, primarily related to deposits required of our operating lease agreement with Spaceport of America.

As of June 30, 2019, deferred transaction costs totaling $1.2 million are direct and incremental costs related to the Transaction and are capitalized until the consummation of the Transaction. These costs will be reclassified to additional paid-in capital upon the closing of the Transaction.

(m)	Fair Value Measurements

We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We estimate fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which is categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying amounts included in the combined balance sheets under current assets and current liabilities approximate fair value because of the short maturity of these instruments. The following tables summarize the fair value of assets that are recorded in the Company’s combined balance sheets as of June 30, 2019, December 31, 2018 and December 31, 2017 at fair value on a recurring basis:

	Fair Value Measurements as of June 30, 2019
	(Unaudited)
(in thousands)	Level 1	Level 2	Level 3
Assets
Certificates of deposit	$2,350	$—	$—
Total assets at fair value	$2,350	$—	$—

	Fair Value Measurements as of December 31, 2018
(in thousands)	Level 1	Level 2	Level 3
Assets
Certificates of deposit	$2,350	$—	$—
Total assets at fair value	$2,350	$—	$—

	Fair Value Measurements as of December 31, 2017
(in thousands)	Level 1	Level 2	Level 3
Assets
Certificates of deposit	$2,350	$—	$—
Total assets at fair value	$2,350	$—	$—

(n)	Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

(o)	Comprehensive Loss

Comprehensive loss generally represents all changes in equity other than transactions with owners. Our comprehensive loss consists of net loss and foreign currency translation adjustments.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(p)	Revenue Recognition

Spaceflight operations and other revenue is recognized for providing human spaceflights and carrying payload cargo into space. While we have yet to undertake our first commercial human spaceflight, we successfully carried multiple payloads into space in February 2019 and December 2018 and recognized revenue related to these spaceflights during the six months ended June 30, 2019 and year ended December 31, 2018, respectively. In addition, we have a sponsorship arrangement for which revenue is recognized over the sponsorship term.

Engineering services revenue is recognized for providing services for the research, design, development, manufacture, integration and sustainment of advanced technology aerospace systems, products and services. We have arrangements as a subcontractor to the primary contractor of a long-term contract with the U.S. Government and perform the specified work on a time-and-materials basis subject to a guaranteed maximum price.

For the six months ended June 30, 2019

We recognize revenue when control of the promised service is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

Our spaceflight operations and other revenue contracts generally contain only one type of distinct performance obligation, carrying spaceflight payloads with delivery of the associated flight data. Revenue for each spaceflight flight recognized at a point in time upon delivery of flight data to the customer. Revenue for future contracts for human spaceflights is expected to be recognized at a point in time upon successful completion of a spaceflight.

Our engineering services revenue contract obligates us to provide services that together are one distinct performance obligation; the delivery of engineering services. The Company elected to apply the ‘as-invoiced’ practical expedient to such revenues, and as a result, will bypass estimating the variable transaction price. Revenue is recognized as control of the performance obligation is transferred over time to the customer.

Disaggregation of Revenue

Spaceflight operations and engineering services revenue were $1.0 million and $1.4 million, respectively, for the six months ended June 30, 2019.

Contract Balances

Contract assets are comprised of billed accounts receivable and unbilled receivables, which is the result of timing of revenue recognition, billings and cash collections. The Company records accounts receivable when it has an unconditional right to consideration.

The revenue recognized in the engineering services revenue contract often exceeds the amount billed to the customer. The Company records the portion of the revenue amounts to which the Company is entitled but for which the Company has not yet been paid as an unbilled receivable. Unbilled receivables are included in accounts receivable on the combined balance sheets and were $201 thousand and $0 thousand as of January 1, 2019 and June 30, 2019, respectively. As of June 30, 2019, the Company has no other contract assets.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

Contract liabilities primarily relate to spaceflight operations and other revenue contracts and are recorded when cash payments are received or due in advance of performance. Cash payments for spaceflight services are classified as customer deposits until enforceable rights and obligations exist, when such deposits also become nonrefundable. Customer deposits become nonrefundable and are recorded as deferred revenue following the Company’s delivery of the conditions of carriage to the customer and execution of an informed consent. As of June 30, 2019, the Company has no deferred revenue.

Payment terms vary by customer and type of revenue contract. It is generally expected that the period of time between payment and transfer of promised goods or services will be less than one year. In such instances, the Company has elected the practical expedient to not evaluate whether a significant financing component exists.

Remaining Performance Obligations

As of June 30, 2019, we have one engineering services revenue contract for which we expect to transfer all remaining promises to the customer in the fiscal year ending December 31, 2019. We do not disclose information about remaining performance obligations for (a) contracts with an original expected length of one year or less, (b) revenues recognized at the amount at which we have the right to invoice for services performed, or (c) variable consideration allocated to wholly unsatisfied performance obligations.

Contract Costs

The Company has not incurred any contract costs in obtaining or fulfilling its contracts.

All of the Company’s revenues are related to two customers for the six months ended June 30, 2019, with a single customer accounting for approximately 54% of accounts receivable as of June 30, 2019.

For the years ended December 31, 2018 and 2017

We recognize revenue when delivery of our obligations to our customer has occurred, the collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, value added tax, and other sales taxes or duty. Cash payments for spaceflight services are classified as customer deposits until persuasive evidence of an arrangement exists, when such deposits also become nonrefundable. Customer deposits become nonrefundable and are recorded as deferred revenue following the Company’s delivery of the conditions of carriage to the customer and execution of an informed consent. Spaceflight operations revenue is recognized when delivery of the service has been completed, namely the experience of spaceflight or satellite payload flight. Cash payments for sponsorships are deferred and recognized as revenue evenly over the sponsorship term. Engineering services revenue is recognized on a time-and-materials basis for direct labor hours incurred at fixed hourly rates.

Spaceflight operations revenue was $1.6 million and $0.9 million for the years ended December 31, 2018 and 2017. Engineering services revenue was $1.2 million and $0.9 million for the years ended December 31, 2018 and 2017.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(q)	Cost of Revenue

Costs of revenue related to spaceflights include costs related to the consumption of a rocket motor, fuel, payroll and benefits for our pilots and ground crew, and maintenance. Costs of revenue related to the engineering services consist of expenses related to materials and human capital, such as payroll and benefits. Once technological feasibility is reached, we will capitalize the cost to construct any additional spaceship vehicles. Costs of revenue will include spaceship vehicle depreciation once those spaceship vehicles are placed into service.

(r)	Selling, General and Administrative

Selling, general and administrative expenses consist of human capital related expenses for employees involved in general corporate functions, including executive management and administration, accounting, finance, tax, legal, information technology, marketing and human resources; depreciation expense and rent relating to facilities, including the lease with Spaceport America, and equipment; professional fees and other general corporate costs. Human capital expenses primarily include salaries and benefits.

(s)	Research and Development

We conduct research and development (“R&D”) activities to develop existing and future technologies that advance our spaceflight system towards commercialization. R&D activities include basic research, applied research, concept formulation studies, design, development, and related test program activities. Costs incurred for developing our spaceflight system and flight profiles primarily include equipment, material, and labor hours. Costs incurred for performing test flights primarily include rocket motors, fuel, and payroll and benefits for pilots and ground crew. R&D costs also include rent, maintenance, and depreciation of facilities and equipment and other allocated overhead expenses. We expense all R&D costs as incurred and have not capitalized any spaceship vehicle development costs to date.

(t)	Income Taxes

We adopted the separate return approach for the purpose of presenting the combined financial statements, including the income tax provisions and the related deferred tax assets and liabilities. The historic operations of the Company reflect a separate return approach for each jurisdiction in which the Company had a presence and our Parent Company filed a tax return.

The Company records income tax expense for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records valuation allowances to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized. Its assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing its future taxable income on a jurisdictional basis, the Company considers the effect of its transfer pricing policies on that income. The Company has placed a full valuation allowance against U.S. federal and state deferred tax assets since the recovery of the assets is uncertain.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As the Company expands, it will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items which may differ from that of our Parent Company. The Company’s policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the income tax expense in the period in which such determination is made and could have a material impact on its financial condition and operating results. The income tax expense includes the effects of any accruals that the Company believes are appropriate, as well as the related net interest and penalties.

(u)	Long Term Incentive Plan and Cash Incentive Plan

Long Term Incentive Plan

Certain members of management participated in our Parent Company’s Long Term Incentive Plan (the “LTIP Plan”). The LTIP Plan’s purpose is to enhance the ability for us to attract, motivate, and retain certain of our key executives and to strengthen their commitment to us by providing additional compensation in the form of one or more bonus pools payable under the LTIP Plan in the case of a trigger event.

Upon any trigger event (generally a stock sale, asset sale, public offering, or full return of capital at our Parent Company level), a bonus pool will be created where the realization value for such trigger event is greater than the base value, as defined by the LTIP Plan. The participants will then be entitled to receive their allocation of the bonus pool in cash within 60 days of the trigger event’s occurrence. In 2017, the LTIP Plan was cancelled and replaced with a multiyear cash incentive plan (the “Cash Incentive Plan”), described below.

Cash Incentive Plan

On June 19, 2017, the Company adopted the Cash Incentive Plan to provide cash bonuses to employees based on the attainment of three qualifying milestones with defined target dates. The maximum aggregate amount of cash awards under the Cash Incentive Plan is $30.0 million, and approved awards have been allocated equally to each milestone. Compensation cost is recognized when it is probable that a milestone will be achieved. Upon achieving each milestone by the defined target date, 50% of the cash award for that milestone will be vested and the remaining 50% will be vested upon the one year anniversary of the target date if the employee maintained employment in good standing. In the event the milestone is not achieved by the defined target date, but no later than six months after the defined target date, the milestone award would be reduced by half, of which 50% will be vested upon achieving the delayed target date and the remaining 50% will be vested upon the one year anniversary of the delayed target date if the employee maintained employment in good standing. If the milestone is not achieved by six months after the defined target date, the award attributed to that milestone would expire and the associated cash award value would be reserved for future grants under the Cash Incentive Plan.

The first qualifying milestone was not achieved under the cash incentive plan and none of the remaining milestones are deemed probable of being achieved. As such, no accrual has been recorded related to this plan as of June 30, 2019, December 31, 2018 or December 31, 2017. In the event the Company believes a payment related to the Cash Incentive Plan will become probable in the future, an accrual will be recorded at that time based on the anticipated payout.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(v)	Concentrations of Credit Risks and Significant Vendors and Customers

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents and of certificates of deposit. In respect of accounts receivable, we are not exposed to any significant credit risk to any single counterparty or any company of counterparties having similar characteristics.

(w)	Foreign Currency

The functional currency of our foreign subsidiary operating in the United Kingdom is the local currency. Assets and liabilities are translated to the United States dollar using the period-end rates of exchange. Revenue and expenses are translated to the United States dollar using average rates of exchange for the period. Exchange differences arising from this translation of foreign currency are recorded as other comprehensive income.

(x)	Stock-Based Compensation

Our Parent Company granted options to employees of the Company with performance conditions and service requirements. Compensation cost is recognized if it is probable that the performance condition will be achieved. The performance conditions restrict exercisability or settlement until certain liquidity events occur, such as a qualifying initial public offering or change in control. See Note 8 for further information regarding stock-based compensation.

(2)	Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of Accounting Standards Updates (“ASU”).

The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our combined financial position and results of operations.

(a)	New Accounting Standards Updates

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which is amended by ASU 2018-01, ASU 2018-10, ASU 2018-11 and ASU 2018-20 that were issued by the FASB in January 2018, July 2018, July 2018, and December 2018, respectively (collectively, the amended ASU 2016-02). The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amended ASU 2016-02 also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. A modified retrospective transition approach shall be used when adopting ASU 2016-02, which includes a number of optional practical expedients that entities may elect to apply. The Company is currently

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

evaluating the impact of this guidance on the combined financial statements. As of December 31, 2018, total future undiscounted minimum payments under our operating leases amounted to $51.5 million. We plan to adopt the amended ASU 2016-02 beginning January 1, 2020. However, as a result of the Transaction we may be required to adopt the amended ASU 2016-02 for the annual period ending December 31, 2019.

(b)	Adopted Accounting Standards Updates

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 requires additional disclosure around the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

On January 1, 2019, the Company adopted ASU 2014-09 and applied this guidance to those contracts which were not completed at the date of adoption using the modified retrospective method. The Company elected to not separately evaluate the effects of each contract modification before the date of initial application. The comparative information has not been restated and continues to be reported under our accounting policies in effect for those periods.

The Company did not have a cumulative effect of initially applying the new revenue standard and there was no adjustment to the opening balance of net parent investment. There were also no effects on net cash provided by operating activities, net cash used in investing activities or net cash used in financing activities for the six months ended June 30, 2019.

Effective January 1, 2019, we early adopted ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows companies to reclassify from AOCI to retained earnings stranded tax effects resulting from the enactment of the Tax Act. ASU 2018-02 was enacted on December 22, 2017 and requires certain disclosures about the stranded tax effects. An entity has the option of applying the new guidance at the beginning of the period of adoption or retrospectively to each period (or periods) in which the tax effects related to items remaining in accumulated other comprehensive income are recognized. The adoption of ASU 2018-02 did not have a material impact on the Company’s combined financial statements.

Effective January 1, 2017, we adopted ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which requires an entity to measure inventory at the lower of cost or net realizable value and eliminates current GAAP options for measuring market value. ASU 2015-11 defines realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of ASU 2015-11 did not have a material impact on the Company’s combined financial statements.

(3)	Related Parties

The Company licenses its brand name from certain entities affiliated with Virgin Enterprises Limited (“VEL”), a company incorporated in England. VEL is an affiliate of our Parent Company. Under the trademark license, the Company has the exclusive right to operate under the brand name “Virgin Galactic”

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

within the United States, Australia, South Africa, and the European Union. Royalty payables, excluding sponsorship royalties, for the use of license are the greater of 1% of revenue or $52 thousand per quarter, adjusted to $23 thousand per quarter effective on the fourth quarter of 2017, prior to the commercial launch date. Sponsorship royalties payable are 25% of revenue. We paid license and royalty fees of $40 thousand and $48 thousand for the six month periods ended June 30, 2019 and 2018, respectively. We paid license and royalty fees of $92 thousand and $154 thousand for the years ended December 31, 2018 and 2017, respectively.

The Company is allocated corporate expenses from our Parent Company for corporate-related functions based on an allocation methodology that considers our headcount, unless directly attributable to the business. General corporate overhead expense allocations include tax, accounting and auditing professional fees, and certain employee benefits. We were allocated $173 thousand and $64 thousand of corporate expenses, net, from our Parent Company for both of the six months periods ended June 30, 2019 and 2018. We were allocated $127 thousand and $132 thousand corporate expenses, net, from our Parent Company for the years ended December 31, 2018 and 2017, respectively. Corporate expense are included within selling, general and administrative expenses in the accompanying combined statements of operations.

The Company is allocated operating expense from VO Holdings, Inc. and its subsidiaries (“VOH”), a majority owned company of our Parent Company for operations-related functions based on an allocation methodology that considers our headcount, unless directly attributable to the business. Operating expense allocations include use of machinery and equipment and other general administrative expenses. We were allocated $135 thousand of operating expenses, net, from VOH for both of the six months periods ended June 30, 2019 and 2018. We were allocated $270 thousand of operating expenses, net, from VOH for each of the years ended December 31, 2018 and 2017.

The Company, VOH and our Parent Company consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. The Company has an account receivable from VOH of $8.9 million as of June 30, 2019, and $9.0 million and $7.2 million as of December 31, 2018 and 2017, respectively. On July 16, 2019, VOH fully paid the outstanding balance.

(4)	Inventories

Inventories consists of the following as of June 30, 2019 and December 31, 2018 and 2017 is as follows:

	As of June 30,	As of December 31,
	2019	2018	2017
	(Unaudited)
	(In thousands)
Raw Materials	$23,106	$20,940	$8,894
Work in-progress	4,402	2,348	1,272

	$27,508	$23,288	$10,166

There were no write downs of inventories to net realizable value for the six months ended June 30, 2019 and 2018 or for the years ended December 31, 2018 and 2017.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(5)	Property, Plant, and Equipment, net

Property, plant, and equipment, net consists of the following as of June 30, 2019 and as of December 31, 2018 and 2017:

	As of June 30,	As of December 31,
	2019	2018	2017
	(Unaudited)
	(In thousands)
Buildings	$9,142	$9,142	$8,672
Leasehold improvements	20,637	16,570	13,315
Aircraft	320	320	—
Machinery and equipment	26,159	22,114	17,317
IT software and equipment	14,638	13,602	11,074
Construction in progress	919	620	806

	71,815	62,368	51,184
Less accumulated depreciation and amortization (including accumulated amortization of assets acquired under capital leases of $371, $336 and $260 as of June 30, 2019 and December 31, 2018 and 2017, respectively)	(31,359)	(28,154)	(23,017)

Property, plant, and equipment, net (including assets acquired under capital leases of $39, $44 and $120 as of June 30, 2019, and December 31, 2018 and 2017, respectively)	$40,456	$34,214	$28,167

Total depreciation and amortization for the six months ended June 30, 2019 and 2018 was $3.2 million and $2.8 million, respectively, of which $1.3 million and $1.1 million was recorded in research and development expense, respectively. Total depreciation and amortization for the years ended December 31, 2018 and 2017 was $5.8 million and $5.1 million, respectively, of which $1.2 million and $1.4 million was recorded in research and development expense, respectively. Depreciation and amortization of assets acquired under capital lease was $39 thousand for both of the six months ended June 30, 2019 and 2018. Depreciation and amortization of assets acquired under capital lease was $76 thousand for both of the years ended December 31, 2018 and 2017.

(6)	Accrued Liabilities

A summary of the components of accrued liabilities as of June 30, 2019 and as of December 31, 2018 and 2017 is as follows:

	As of June 30,	As of December 31,
	2019	2018	2017
	(Unaudited)
	(In thousands)
Accrued payroll	$3,030	$3,386	$2,396
Accrued vacation	2,717	2,717	2,406
Accrued bonus	3,991	5,828	5,399
Other accrued expenses	6,213	6,235	3,852

	$15,951	$18,166	$14,053

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(7)	Income Taxes

The Company’s income tax expense and deferred tax balances have been calculated on a separate return basis as if the Company filed its own tax returns, although its operations have been included in our Parent Company’s U.S. federal, state and foreign tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company were a separate taxpayer and a standalone enterprise for the periods presented.

(a)	Income Taxes

For the years ended December 31, 2018 and 2017, loss before income taxes consists of the following:

	2018	2017
	(In thousands)
U.S. operations	$(137,952)	$(138,368)
Foreign operations	(40)	336

Loss before income taxes	$(137,992)	$(138,032)

Income tax expense attributable to loss from continuing operations consists of:

	Current	Deferred	Total
	(In thousands)
Year ended December 31, 2018:
U.S. federal	$—	$—	$—
State and local	2	—	2
Foreign jurisdiction	142	3	145

	$144	3	147

Year ended December 31, 2017:
U.S. federal	$—	$—	$—
State and local	7	—	7
Foreign jurisdiction	130	18	148

	$137	$18	$155

(b)	Tax Rate Reconciliation

The Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Tax Act reduces the U.S. federal corporate tax rate to 21%, requires companies to pay a onetime transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and creates new taxes on certain foreign sourced earnings. The most significant impact of the legislation for the Company was a $108.9 million reduction of the value of the Company’s net deferred tax assets (which represents future tax benefits) as a result of lowering the U.S. corporate income tax rate to 21%, fully offset by the Company’s valuation allowance.

For the year ended December 31, 2018, the accounting for the Tax Act was finalized and the Company recorded a tax expense of $494 thousand as an adjustment to the provisional amount recorded in the year ended December 31, 2017. As the Company maintains a full valuation

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

allowance against its U.S. deferred tax assets, the Company did not record an income tax expense related to the transition tax. This adjustment under SAB 118 primarily consists of changes in interpretation and assumptions the Company made, additional regulatory guidance that was issued, and actions the Company took as a result of the Tax Act.

The Tax Act created a new requirement that Global Intangible Low Taxed Income (“GILTI”) which is based on income earned by foreign subsidiaries must be included currently in the gross income of the U.S. shareholder. Under U.S. GAAP, the Company is permitted to make an accounting policy election to either treat taxes due on future inclusions in U.S. taxable income related to GILTI as a current-period expense when incurred or to factor such amounts into the Company’s measurement of deferred taxes. The Company has made a policy election to treat such amounts as period costs and therefore has not made an adjustment to deferred income taxes for GILTI.

Income tax expense attributable to loss from continuing operations was $147 thousand and $155 thousand for the years ended December 31, 2018 and 2017, respectively. Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 21% and 35% as of December 31, 2018 and 2017, respectively, to pretax loss from continuing operations as a result of the following:

	2018	2017
	(In thousands)
Computed “expected” tax expense (benefit)	$(28,978)	$(48,311)
Increase (reduction) in income taxes resulting from:
Tax Act rate adjustment	—	108,906
State income tax	(9,497)	(7,922)
Research and development	(3,806)	(2,367)
Change in valuation allowance	43,476	(51,864)
Other, net	(1,048)	1,713

	$147	$155

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(c)	Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2018 and 2017 are presented below:

	2018	2017
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$177,297	$147,253
Start-up costs	97,195	85,678
Research and development	43,367	39,561
Accrued liabilities	872	1,094
Deferred rent	1,555	1,646
Deferred revenue	618	845

Total gross deferred tax assets	320,904	276,077
Less valuation allowance	(317,444)	(273,968)

Net deferred tax assets	3,460	2,109

Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation and capitalized interest	(3,313)	(1,959)

Total gross deferred tax liabilities	(3,313)	(1,959)

Net deferred tax assets	$147	$150

The valuation allowance as of December 31, 2018 and 2017 is due to the Company’s history of U.S. book and tax losses. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is not more likely than not that the Company will realize the benefits of its U.S. deductible differences. Management believes it is more likely than not that the tax deductible differences in the foreign subsidiary are recoverable, and no related valuation allowance has been recorded.

The Company intends to utilize its tax loss carryforwards, or tax credit carryforwards as applicable, to settle any additional income taxes as a result of tax contingencies within a particular tax year. Deferred tax assets reflect reductions of $18.0 million and $17.0 million for 2018 and 2017, respectively, relating to the anticipated settlement of tax contingencies.

Our Parent Company’s plan is to separate into two independent companies and expects a portion of these deferred tax assets (primarily net operating loss and research and development credit carryforwards) will be eliminated at the time the separation is executed, offset by valuation allowance. Furthermore, in future periods the Company expects to record adjustments to certain deferred tax assets reflecting the impact of separation related activities. The Company’s results of operations could be materially affected in any future period by the impact of these matters.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

As of December 31, 2018, the Company has net operating loss carryforwards for U.S. federal income tax purposes of $653.4 million of which $548.6 million expire in years 2024 through 2037 with the remainder having an unlimited carryforward period. The Company has net operating loss carryforwards for state income tax purposes of $588.3 million that expire in years 2024 through 2038.

As of December 31, 2018, we recorded deferred tax assets for various tax credit carryforwards as follows:

	Carryforward	Initial Year of Expiration
	(In thousands)
Federal Research and development	$35,540	2024
State Research and development	29,935	Indefinite

	$65,475

(d)	Uncertain Tax Positions

The Company believes it has provided adequate reserves for all tax deficiencies or reductions in tax benefits that could result from federal, state and foreign tax audits. The Company regularly assesses the likely outcomes of these audits in order to determine the appropriateness of the Company’s tax provision. The Company adjusts its uncertain tax positions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular audit. However, income tax audits are inherently unpredictable and there can be no assurance that the Company will accurately predict the outcome of these audits. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously included in the Provision for taxes and therefore the resolution of one or more of these uncertainties in any particular period could have a material impact on net earnings or cash flows.

The following table sets forth the change in the uncertain tax positions:

	2018	2017
	(In thousands)
Balance at beginning of year	$16,984	$16,538

Increases:
For current year’s tax positions	1,067	733
For prior years’ tax positions	—	—

Decreases:
For prior years’ tax positions	(11)	(287)
Statute of limitations	—	—
Settlements with taxing authorities	—	—

Balance at end of year	$18,040	$16,984

We did not accrue any interest and penalty charges related to uncertain tax positions as the Company has NOL carryforwards and are offset by a full valuation allowance as a result of significant negative evidence. If the Company’s unrecognized tax benefits as of December 31, 2018 and 2017, respectively, are realized there will be no impact to the effective tax rate.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

The Company is subject to income tax in the U.S. and the U.K. and is subject to routine corporate income tax audits in many of these jurisdictions. In addition, our Parent Company is subject to certain ongoing audits by federal, state and foreign tax authorities. For years prior to 2015, GVLLC was not subject to U.S. federal, state and foreign taxing authority audits. The Company’s closed statutes may be reopened for audit for the net operating carryforwards in the year of use.

(e)	Six months ended June 30, 2019 and 2018

Income tax expense was $86 thousand and $80 thousand for the six months ended June 30, 2019, and 2018, respectively. The effective income tax rate was nil for both of the six months ended June 30, 2019, and 2018. Our effective tax rate differs from the U.S. statutory rate primarily due to a substantially full valuation allowance against our net deferred tax assets where it is more likely than not that some or all of the deferred tax assets will not be realized.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

(8)	Stock-Based Compensation

The Company maintains a stock-based compensation plan at our Parent Company. The stock plan provides for grants of nonqualified stock options for employees. The exercise price is determined based on invested capital at the time of the grant, and escalates by an 8% hurdle rate on an annual basis. The exercisability of these options are based on time and performance vesting conditions. Performance vesting is defined as change in control, defined as greater than 50% at our Parent Company or an Initial Public Offering at our Parent Company, provided such Change in Control or Initial Public Offering at our Parent Company, occurs on or before the seventh anniversary of the Grant Date. In the event that the performance vesting Condition is satisfied prior to the full satisfaction of the time vesting condition, the Option shall continue to vest and become exercisable in accordance with the vesting schedule unless the Compensation Committee approves to fully vest these options. As the performance conditions set forth in the plan were not probable of being met, no stock-based compensation expense was recognized during the six months ended June 30, 2019 or the years ended December 31, 2018 and 2017. No options were exercisable during the six months ended June 30, 2019 or the years ended December 31, 2018 and 2017.

		Options outstanding
	Shares available for grant	Number of shares granted	Weighted- average exercise price	Weighted- average contractual term (in years)
Balances as of December 31, 2016	1,775,660	840,525	$7.50	5.14
Authorized	—	—
Granted	(167,750)	167,750	8.66
Forfeited	750	(750)	9.66

Balances as of December 31, 2017	1,608,660	1,007,525	$7.69	4.50
Authorized	—	—
Granted	(1,000)	1,000	9.44
Forfeited	134,125	(134,125)	7.72

Balances as of December 31, 2018	1,741,785	874,400	$7.70	3.53

Authorized	—	—
Granted	—	—	—
Forfeited	125,400	(125,400)	7.71

Balances as of June 30, 2019	1,867,185	749,000	$7.70	3.02

(9)	Commitments and Contingencies

(a)	Leases

The Company has certain noncancelable operating leases primarily for its premises. These leases generally contain renewal options for periods ranging from 3 to 20 years and require the Company to pay all executory costs, such as maintenance and insurance. Certain lease arrangements have rent free periods or escalating payment provisions, and we recognize rent expense of such arrangements on a straight line basis.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2018 are as follows:

	Capital leases	Operating leases
	(In thousands)
Year ending December 31:
2019	$58	4,072
2020	—	3,995
2021	—	3,777
2022	—	3,733
2023	—	3,577
Thereafter	—	32,339

Total minimum lease payments	58	$51,493

Less:
Amount representing interest	(2)
Current portion of the present value of minimum lease payments	(56)

Capital lease obligations, net of current portion	$—

Operating lease expense for the six months ended June 30, 2019 and 2018 was $2.4 million and $2.2 million, respectively. Operating lease expense for the years ended December 31, 2018 and 2017 was $4.5 million and $3.9 million, respectively.

(b)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. These types of matters could result in fines, penalties, compensatory or treble damages or non-monetary sanctions or relief. The Company believes the probability is remote that the outcome of each of these matters, including the legal proceedings, will have a material adverse effect on the corporation as a whole, notwithstanding that the unfavorable resolution of any matter may have a material effect on net earnings in any particular reporting period. Among the factors the Company considers in its assessment are the nature of existing legal proceedings and claims, the asserted or possible damages or loss contingency (if estimable), the progress of the case, existing law and precedent, the opinions or views of legal counsel and other advisers, our experience in similar cases and the experience of other companies, the facts available at the time of assessment and how the Company intends to respond to the proceeding or claim. The Company’s assessment of these factors may change over time as individual proceedings or claims progress. Although the Company cannot predict the outcome of legal or other proceedings with certainty, where there is at least a reasonable possibility that a loss may have been incurred, GAAP requires us to disclose an estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made. The Company follows a thorough process in which we seek to estimate the reasonably possible loss or range of loss, and only if the Company is unable to make such an estimate do we conclude and disclose that an estimate cannot be made.

VIRGIN GALACTIC BUSINESS

Notes to Combined Financial Statements

(Information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 is unaudited)

For the year ended December 31, 2018, the Company received $28.0 million from a legal settlement received from one of its suppliers, which was recorded in other income in the combined statements of operations and comprehensive loss for the year ended December 31, 2018.

(10)	Employee Benefit Plan

The Company has defined contribution plans, under which the Company pays fixed contributions into a separate entity, and additional contributions to the plans are based upon a percentage of the employees’ elected contributions. The Company will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized within selling, general, and administrative expenses in the combined statements of operations, as incurred. Defined contributions were each $1.7 million and $1.8 million for the six months ended June 30, 2019 and 2018, respectively. Defined contributions were $3.6 million and $2.7 million for the years ended December 31, 2018 and 2017, respectively.

(11)	Supplemental Cash Flow Information

	Six Months Ended June 30,		Years Ended December 31,
	2019	2018	2018	2017
	(Unaudited)
	(In thousands)
Supplemental disclosure
Cash payments for:
Income tax paid	$86	$80	$176	$350

	$86	$80	$176	$350

Schedule for noncash investing activities
Unpaid property, plant, and equipment received	$1,147	$422	$1,288	$602

	$1,147	$422	$1,288	$602
Schedule for noncash financing activities
Unpaid deferred transaction costs	$1,217	$—	$—	$—

	$1,217	$—	$—	$—

(12)	Subsequent Events

For the purposes of the combined financial statements as of and for the year ended December 31, 2018, the Company has evaluated the subsequent events through August 7, 2019, the date the audited annual financial statements were issued.

For the purposes of the interim combined financial statements as of and for the six months ended June 30, 2019, the Company has evaluated the subsequent events through September 12, 2019, the date the interim financial statements were issued.

The Company determined that there are no other items to disclose.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.,

FOUNDATION SUB 1, INC.,

FOUNDATION SUB 2, INC.,

FOUNDATION SUB LLC,

TSC VEHICLE HOLDINGS, INC.,

VIRGIN GALACTIC VEHICLE HOLDINGS, INC.,

VGH, LLC

and

VIECO 10 LIMITED

dated as of July 9, 2019

A-i

A-ii

A-iii

Exhibits

Exhibit A	Form of Certificate of Incorporation of Acquiror upon Domestication
Exhibit B	Form of Bylaws of Acquiror upon Domestication
Exhibit C	Form of Stockholders’ Agreement
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Forms of Transition Services Agreements
Exhibit F	Form of Incentive Equity Plan
Exhibit G	Form of Director RSU Grant
Exhibit H	Allocation

A-iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of July 9, 2019 (this “Agreement”), is made and entered into by and among Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), Foundation Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub B”), Foundation Sub LLC a Delaware limited liability company and a direct wholly owned subsidiary of Acquiror (“Merger Sub LLC” collectively with Merger Sub A and Merger Sub B, the “Merger Subs” and each, a “Merger Sub”), Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (the “Holder”), TSC Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Holder (which shall become a direct wholly owned subsidiary of the Holder pursuant to the Pre-Closing Restructuring Plan (as defined below) prior to the Closing) (“Company A”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Holder (which shall become a direct wholly owned subsidiary of the Holder pursuant to the Pre-Closing Restructuring Plan prior to the Closing) (“Company B”) and VGH, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Holder (which shall become a direct wholly owned subsidiary of the Holder pursuant to the Pre-Closing Restructuring Plan prior to the Closing) (“Company LLC” collectively with Company A and Company B, the “Companies” and each, a “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the Closing (as defined below) and subject to the conditions of this Agreement, Acquiror shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and Cayman Islands Companies Law (2018 Revision) (the “Domestication”);

WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in substantially the forms attached as Exhibits A and B hereto);

WHEREAS, in connection with the Domestication, (i) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, per share of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Common Stock”); (ii) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; provided, however, that with respect to the shares of Acquiror Class B Common Stock held by the Sponsor (as defined below), in connection with the Domestication the Sponsor shall instead receive upon the conversion of the shares of Acquiror Class B Common Stock held by Sponsor a number of shares of Domesticated Acquiror Common Stock equal to (a) the number of shares of Acquiror Class B Common Stock held by the Sponsor as of immediately prior to the Domestication minus (b) after giving effect to the Domestication, the number of shares of Domesticated Acquiror Common Stock underlying the Director RSU Grants that were outstanding as of immediately prior to the Domestication; (iii) each then issued and outstanding warrant of Acquiror shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Warrant Agreement; (iv) each then issued and outstanding unit of Acquiror (excluding, for the avoidance of doubt, any Director RSU Grant) (the “Cayman Acquiror Units”) shall convert automatically into a unit of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated

Acquiror Units”), with each Domesticated Acquiror Unit representing one share of Domesticated Acquiror Common Stock and one-third of one Domesticated Acquiror Warrant; and (v) after its domestication as a corporation incorporated in the State of Delaware, Acquiror shall immediately be renamed “Virgin Galactic Holdings, Inc.” upon the Effective Time (as defined below);

WHEREAS, prior to the Closing and subject to the terms and conditions of this Agreement, the Holder and the Companies shall consummate the Pre-Closing Restructuring (as defined below), pursuant to which Company A, Company B and Company LLC shall become, in each case, direct wholly-owned subsidiaries of the Holder;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (x) Merger Sub A will merge with and into Company A, the separate corporate existence of Merger Sub A will cease and Company A will be the surviving corporation and a wholly owned subsidiary of Acquiror (“Corp Merger A”); and (y) Merger Sub B, will merge with and into Company B, the separate corporate existence of Merger Sub B will cease and Company B will be the surviving corporation and a wholly owned subsidiary of Acquiror (“Corp Merger B”, together with Corp Merger A, the “Corp Mergers”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with Section 18-209 of the Delaware Limited Liability Corporation Act, as amended (the “DLLCA”), Merger Sub LLC will merge with and into Company LLC, the separate company existence of Merger Sub LLC will cease and Company LLC will be the surviving company and a wholly owned subsidiary of Acquiror (the “LLC Merger” together with the Corp Mergers, the “Mergers” and each, a “Merger”);

WHEREAS, upon the Effective Time (as defined below), the Company Interests (as defined below) will be converted into the right to receive the Aggregate Merger Consideration as set forth in this Agreement;

WHEREAS, each of the parties intends that, for United States federal income tax purposes, the Corp Mergers will each qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, to which each of Acquiror, Merger Sub A and Merger Sub B (as applicable), and the Holder are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations;

WHEREAS, the Board of Managers or Board of Directors, as applicable, of each of the Holder and the Companies has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for each of the Holder and the Companies to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this agreement by the sole member or sole shareholder, as applicable, of the respective Companies;

WHEREAS, the Holder or a Subsidiary of the Holder, in each case as sole and managing member or shareholder, as applicable, of each of the Companies, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of Acquiror has (i) determined that it is advisable for Acquiror and its shareholders for Acquiror to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Shareholders;

WHEREAS, Acquiror, as sole and managing member or shareholder, as applicable, of Merger Subs has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Mergers and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s amended and restated memorandum and articles of association (as the same may be amended from time to time as permitted hereby prior to the Domestication, the “Acquiror Governing Documents”) in connection with obtaining the Acquiror Shareholder Approval (as defined below) and, if applicable, the Acquiror Extension Approval (as defined below);

WHEREAS, as a condition and inducement to the Holder’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Holder the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, simultaneously with the execution and delivery of this Agreement, each of the Holder, Acquiror and CP Holder (as defined below) have executed and delivered the Purchase Agreement (as defined below) to the other parties thereto pursuant to which, among other things, Sponsor has agreed to purchase, effective as of immediately following the Effective Time (as defined below), a number of shares of Acquiror Common Stock as set forth therein and subject to the terms and conditions thereof;

WHEREAS, simultaneously with the execution and delivery of this Agreement, each of the Acquiror, Virgin Enterprises Limited, a company registered in England and Wales, and Virgin Galactic, LLC, a Delaware limited liability company, have executed and delivered the TMLA (as defined below) to the other parties thereto pursuant to which, among other things, the trade mark license between Virgin Enterprises Limited and Virgin Galactic, LLC, dated July 15, 2009 (as amended and restated) will be further amended, restated and novated in the form set out in the TMLA concurrently with the Closing, subject to the terms and conditions thereof; and

WHEREAS, at the Closing, Acquiror, the Holder, the Companies and the Sponsor and their respective Affiliates, as applicable, shall enter into (i) a Stockholders’ Agreement (the “Stockholders’ Agreement”), substantially in the form attached hereto as Exhibit C, (ii) a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit D, and (iii) the Transition Services Agreements (the “Transition Services Agreements”) substantially in the forms attached hereto as Exhibit E, which shall, in each case, be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Subs, the Companies and the Holder agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1                 Definitions. As used herein, the following terms shall have the following meanings:

“2016 Separation Agreement” means the Contribution, Separation and Distribution Agreement by and between Virgin Galactic, LLC and LauncherOne, LLC, dated as of November 1, 2016, as amended from time to time.

“2019 Audited Financial Statements” has the meaning specified in Section 7.3(d).

“280G Approval” has the meaning specified in Section 8.1(e).

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Class A Common Stock” means Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means Class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Common Stock and Acquiror Class B Common Stock, and (b) immediately following the Domestication, the Domesticated Acquiror Common Stock.

“Acquiror Common Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror Cure Period” has the meaning specified in Section 11.1(g).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article VI.

“Acquiror Extension Approval” means, to the extent necessary, the approval of (1) the Extension Proposal identified in clause (A) of Section 9.2(c)(i) by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose and (2) the Extension Proposal identified in clause (B) of Section 9.2(c)(i) by an affirmative vote of the holders of at least sixty five percent (65%) of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with the Trust Agreement), in each case, at an Acquiror shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Financial Statements” has the meaning specified in Section 6.6(d).

“Acquiror Governing Documents” has the meaning specified in the Recitals hereto

“Acquiror Indemnified Parties” has the meaning specified in Section 8.9(a).

“Acquiror Preferred Shares” has the meaning specified in Section 6.12(a).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Acquiror SEC Filings” has the meaning specified in Section 6.5.

“Acquiror Securities” has the meaning specified in Section 6.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with the Acquiror Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the Acquiror Common Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the Acquiror Governing Documents) in connection with the Extension Proposals or the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 9.2(b), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), (J), (K) and (L) of Section 9.2(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with the Acquiror Governing Documents), in each case, at an Acquiror shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Effective Time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 9.2(b).

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, as to any Person, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Actual Section 1445 Withholding Amount” has the meaning specified in Section 9.4(a).

“Additional Holder Equity Amount” has the meaning specified in Section 8.2(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 5.12(a)(vi).

“Aggregate Merger Consideration” means a number of Acquiror Common Shares equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 11.1(f).

“Allocation” has the meaning specified in Section 3.4(a).

“Amended Allocation” has the meaning specified in Section 3.4(a).

“Ancillary Agreements” has the meaning specified in Section 13.9.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Asset-Level Allocation” has the meaning specified in Section 3.4(a).

“Audited Financial Statements” has the meaning specified in Section 7.3(b).

“Auditor” has the meaning specified in Section 3.4(a).

“Available Acquiror Cash” has the meaning specified in Section 8.2(a).

“Available Post-Closing Holder Insurance Policies” has the meaning specified in Section 9.7(b).

“Aviation Regulations” has the meaning specified in Section 5.29.

“Base Purchase Price” means $1,300,000,000.00.

“Business Combination” has the meaning set forth in Article 1.1 of the Acquiror Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) are authorized or required by Law to close.

“Cash” of any Person as of any date means, without duplication, cash in U.S. Dollars, free and clear of any liens, encumbrances or other restrictions; provided, that “Cash” shall not include any Customer Deposits.

“Causes of Action” has the meaning specified in Section 13.18.

“Cayman Acquiror Unit” has the meaning specified in the Recitals hereto.

“Cayman Registrar” means the Cayman Registrar under the Companies Law (2018 Revision).

“Certificates of Merger” has the meaning specified in Section 2.1(a).

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” has the meaning specified in the Preamble hereto.

“Company A” has the meaning specified in the Preamble hereto.

“Company A Shares” means the shares of common stock, par value $0.01 per share, of Company A.

“Company B” has the meaning specified in the Preamble hereto.

“Company B Shares” means the shares of common stock, par value $0.01 per share, of Company B.

“Company Benefit Plan” has the meaning specified in Section 5.13(a).

“Company Cure Period” has the meaning specified in Section 11.1(f).

“Company Disclosure Letter” has the meaning specified in the introduction to Article V.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Company Organization), the first and second sentences of Section 5.2 (Subsidiaries), Section 5.3 (Due Authorization), Section 5.6 (Capitalization of the Companies), Section 5.7 (Capitalization of Subsidiaries) and Section 5.16 (Brokers’ Fees).

“Company Government Bid” means any offer, bid, quotation or proposal to sell products made or services provided by a Company or any of its Subsidiaries that, if accepted or awarded, would lead to a Company Government Contract.

“Company Government Contract” means (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between a Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which a Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. For purposes of this definition, a task, delivery, or purchase or order under a Government Contract shall not constitute a separate Government Contract, but shall be part of the Government Contract to which it relates.

“Company Indemnified Parties” has the meaning specified in Section 8.9(a).

“Company Interests” has the meaning specified in Section 3.1(a).

“Company LLC” has the meaning specified in the Preamble hereto.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Companies and their Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Companies to consummate the Mergers; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Companies to meet any projections or forecasts, provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which the Companies and their Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Companies and their Subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty set forth in Section 5.4 and the condition to Closing with respect thereto), (i) any matter set forth on the Company Disclosure Letter or the Holder Disclosure Letter, (j) any Events to the extent actually known by those individuals set forth on Section 1.1 of the Acquiror Disclosure Letter on or prior to the date hereof, (k) any launch failure, crash, fatality, launch or flight delay, launch or flight cancellation, or any other operational or other delays of the business of the Company, (l) any requests for return or the return of any Customer Deposit or portion thereof pursuant to and in accordance with the terms of the Deposit Agreements, as applicable, or (m) any action taken by, or at the request of, Acquiror or Merger Subs; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Companies and their Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Companies and their Subsidiaries conduct their respective operations (which shall include the aerospace industry generally), but only to the extent of the incremental disproportionate effect on the Companies and their Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Companies and their Subsidiaries conduct their respective operations.

“Company Registered Intellectual Property” has the meaning specified in Section 5.21(a).

“Confidentiality Agreement” has the meaning specified in Section 13.9.

“Constituent Companies” has the meaning specified in Section 2.1(a).

“Continuing Employees” has the meaning specified in Section 8.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used or distributed with such software subject to such license (i) in the case of software, be made available or distributed in a form other than binary ( e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Companies’ or any Subsidiary of the Companies’ products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“Corp Merger A” has the meaning specified in the Recitals.

“Corp Merger A Consideration” means 19.230769% of the Aggregate Merger Consideration, as determined in accordance with the Entity-Level Allocation.

“Corp Merger B” has the meaning specified in the Recitals.

“Corp Merger B Consideration” means 0.034615% of the Aggregate Merger Consideration, as determined in accordance with the Entity-Level Allocation.

“Corp Mergers” has the meaning specified in the Recitals.

“Covered Known Claims” has the meaning specified in Section 9.7(c).

“CP Holder” means Chamath Palihapitiya or any Person to which he assigns his rights and obligations under the Purchase Agreement in accordance with the terms thereof.

“Current Company Government Contract” means any Company Government Contract for which the period of performance has not yet expired or been terminated, or final payment has not been received, or which remains open to audit.

“Customer Deposits” means any deposits made, on or prior to the Closing Date, by or on behalf of prospective space tourists or other customers of the Companies or any of their Subsidiaries or Affiliates, in each case, pursuant to a Deposit T&C Agreement with such depositor.

“D&O Indemnified Parties” has the meaning specified in Section 8.9(a).

“Damages” has the meaning specified in Section 8.11.

“Deposit Agreements” means, collectively, (i) Virgin Galactic Deposit Terms and Conditions, entered into between Virgin Galactic, LLC, on the one hand, and a prospective customer of a Company or an Affiliate of a Company, on the other (each such Deposit Agreement, a “Deposit T&C Agreement”), (ii) the Depository Agreement between Virgin Galactic, LLC, and Bank of America, dated as of August 22, 2014 and (iii) the Guarantee.

“DGCL” has the meaning specified in the Recitals hereto.

“Director RSU Grants” means the grants to the following independent directors of Acquiror: Adam Bain, James Ryans, Andrea Wong and Jacqueline D. Reses, of restricted stock unit awards covering a notional right to receive an aggregate of 1,500,000 shares of Acquiror Class A Common Stock (subject to all of the terms and conditions of the form restricted stock unit award agreement attached hereto as Exhibit G and the Incentive Equity Plan).

“Disclosure Letter” means, as applicable, the Holder Disclosure Letter, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“DLLCA” has the meaning specified in the Recitals hereto.

“Dollars” or “$” means lawful money of the United States.

“Domesticated Acquiror Common Stock” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Unit” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Domestication” has the meaning specified in the Recitals hereto.

“Effective Time” has the meaning specified in Section 2.3(b).

“Entity-Level Allocation” has the meaning specified in Section 3.4(a).

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 5.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with a Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Export Approvals” has the meaning specified in Section 5.25(a).

“Extension Approval End Date” has the meaning specified in Section 9.2(c)(i).

“Extension Proposals” has the meaning specified in Section 9.2(c)(i).

“Extension Proxy Statement” has the meaning specified in Section 9.2(c)(i).

“Extension Shareholders’ Meeting” has the meaning specified in Section 9.2(c)(v).

“FAA” has the meaning specified in Section 5.29.

“Final Allocation” has the meaning specified in Section 3.4.

“Financial Statements” has the meaning specified in Section 5.8(a)(ii).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Government Contract Laws” means the United States False Claims Act, the Program Fraud Civil Remedies Act, the United States Procurement Integrity Act, the Federal Property and Administrative Services Act, the Armed Services Procurement Act or the United States Truth in Negotiations Act, the Federal Acquisition Regulation (and supplement thereto) and the cost principles and the Cost Accounting Standards thereunder and any other United States federal Law implementing regulations applicable to Company Government Contracts.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 5.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Guarantee” has the meaning specified in Section 8.11.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Holder” has the meaning specified in the Preamble hereto.

“Holder Claims-Made Policy” has the meaning specified in Section 9.7(c).

“Holder Company Interests” has the meaning specified in Section 4.4.

“Holder Designated Directors” has the meaning specified in Section 8.6(a).

“Holder Disclosure Letter” has the meaning specified in the introduction of Article IV.

“Holder Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), Section 4.2 (Due Authorization), Section 4.4 (Ownership) and Section 4.6 (Brokers’ Fees)

“Holder Incentive Plan” means the Holder 2014 Share Option Plan, as amended from time to time.

“Holder Indemnified Person” has the meaning specified in Section 8.11.

“Holder Insurance Policies” has the meaning specified in Section 9.7(c).

“Holder Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect that does, or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Holder to perform its obligations under this Agreement or to consummate the Mergers.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in Section 8.1(d).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means any rights in or to the following, throughout the world, including all U.S. and foreign: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, and internet domain names, together with the goodwill of the Companies or any of their Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (iv) trade secrets, know-how, processes, and other confidential information or proprietary rights.

“Interim Period” has the meaning specified in Section 7.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Amount” has the meaning specified in Section 8.2(a).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 6.6(a).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied (except for Owned Land) by the Companies or any of their Subsidiaries.

“Legal Proceedings” has the meaning specified in Section 5.10.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“LLC Company Interests” has the meaning specified in Section 3.1(a).

“LLC Merger” has the meaning specified in the Recitals hereto.

“LLC Merger Consideration” means 80.734615% of the Aggregate Merger Consideration, as determined in accordance with the Entity-Level Allocation.

“Merger Sub A” has the meaning specified in the Preamble hereto.

“Merger Sub B” has the meaning specified in the Preamble hereto.

“Merger Sub LLC” has the meaning specified in the Preamble hereto.

“Merger Subs” has the meaning specified in the Preamble hereto.

“Mergers” has the meaning specified in the Recitals hereto.

“Minimum Available Acquiror Cash Amount” has the meaning specified in Section 8.2(a).

“Modification in Recommendation” has the meaning specified in Section 9.2(a).

“Multiemployer Plan” has the meaning specified in Section 5.13(c).

“NISPOM” has the meaning specified in Section 5.25(e).

“NYSE” has the meaning specified in Section 6.6(c).

“Offer Documents” has the meaning specified in Section 9.2(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. “Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“Option” means an option to purchase common shares of Holder granted under the Holder Incentive Plan.

“Owned Land” has the meaning specified in Section 5.20(b).

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Owned Land or Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under the Real Property Lease, and (C) any Liens encumbering the Owned Land of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Owned Land or Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Companies or any of their Subsidiaries and (x) all other Liens that do not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the Companies and their Subsidiaries.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Potential Section 1445 Withholding Amount” has the meaning specified in Section 9.4(a)(iv).

“Pre-Closing Occurrences” has the meaning specified in Section 9.7(c).

“Pre-Closing Restructuring” means the restructuring transactions with respect to the Subsidiaries of the Holder, as set forth in Section 1.1(a) of the Company Disclosure Letter (the “Pre-Closing Restructuring Plan”); provided that Acquiror and the Holder may mutually agree to amend the Pre-Closing Restructuring Plan after the date hereof to the extent reasonably necessary to consummate the transactions contemplated hereby in the most Tax-efficient manner.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Prospectus” has the meaning specified in Section 13.1.

“Proxy Statement” has the meaning specified in Section 9.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 9.2(a)(i).

“Purchase Agreement” means the Purchase Agreement, entered into by and among the CP Holder, Acquiror and the Holder, dated as of the date hereof.

“Q1 Financial Statements” has the meaning specified in Section 5.8(a)(ii).

“Q2 Financial Statements” has the meaning specified in Section 7.3(a).

“Q3 Financial Statements” has the meaning specified in Section 7.3(c).

“R&W Insurance Policy” has the meaning specified in Section 13.1.

“Real Property Leases” has the meaning specified in Section 5.20(b)(iii).

“Recovery Costs” has the meaning specified in Section 9.7(c).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 9.2(a).

“Releasing Party” has the meaning specified in Section 13.18.

“Remaining Cash” has the meaning specified in Section 8.7.

“Remaining Liabilities” has the meaning specified in Section 9.6(a).

“Repurchase” has the meaning specified in Section 8.7.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SCH Designated Directors” has the meaning specified in Section 8.6(a).

“SEC” means the United States Securities and Exchange Commission.

“Section 1445 Certificate” has the meaning specified in Section 9.4(a)(i).

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means SCH Sponsor Corp., a Cayman Islands exempted company limited by shares.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Holder, as amended or modified from time to time.

“Stockholders’ Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Companies” has the meaning specified in Section 2.1(b).

“Surviving Corporation A” has the meaning specified in Section 2.1(b).

“Surviving Corporation B” has the meaning specified in Section 2.1(b).

“Surviving Limited Liability Company” has the meaning specified in Section 2.1(b).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 11.1(g).

“Terminating Company Breach” has the meaning specified in Section 11.1(f).

“Title IV Plan” has the meaning specified in Section 5.13(c).

“Top Vendors” has the meaning specified in Section 5.27(a).

“TMLA” means the Deed of Novation, Amendment and Restatement, entered into by and among the Acquiror, Virgin Enterprises Limited and Virgin Galactic, LLC, dated as of the date hereof.

“Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by the Holder, the Companies or any of their Subsidiaries or any of their Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (B) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Companies or any of their Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Companies or any of their Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (C) Transfer Taxes (other than any amounts constituting Transfer Taxes arising as a result of the Pre-Closing Restructuring), (D) any and all filing fees payable by the Holder, the Companies or any of their Subsidiaries or any of their Affiliates to the Antitrust Authorities in connection with the transactions contemplated hereby and (E) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Companies or any of their Subsidiaries to any Affiliate of the Companies or any of their Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement; provided, however, Transaction Expenses shall not include any Taxes imposed on the Holder, the Companies or any of their Subsidiaries arising as a result of (i) the Pre-Closing Restructuring or (ii) any withholding Taxes (including, any withholding Taxes imposed under Section 1441 or 1445 of the Code) resulting from any of the transactions contemplated by this Agreement, in each case, which shall be the responsibility of the Holder.

“Transaction Proposals” has the meaning specified in Section 9.2(b).

“Transfer Taxes” has the meaning specified in Section 9.4(c).

“Transition Services Agreements” has the meaning specified in the Recitals.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning specified in Section 13.1.

“Trust Agreement” has the meaning specified in Section 6.8.

“Trust Amount” has the meaning specified in Section 8.2(a).

“Trustee” has the meaning specified in Section 6.8.

“Unaudited Financial Statements” has the meaning specified in Section 5.8(a)(i).

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(d).

“Warrant Agreement” means the Warrant Agreement, dated as of September 13, 2017, between Acquiror and Continental Stock Transfer & Trust Company.

Section 1.2                 Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)    Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    Except where otherwise indicated, when reference is made to the Companies’ Subsidiaries or the Companies and their Subsidiaries in this Agreement, such term or phrase shall mean the Companies’ Subsidiaries or the Companies and their Subsidiaries after giving effect to the Pre-Closing Restructuring.

(f)    The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV, Article V or Article VI (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Companies or the Holder) or Section 1.3 of the Acquiror Disclosure Letter (in the case of the Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Holder, Article IV as qualified by the Holder Disclosure Letter, in the case of the Companies, Article V as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article VI as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

Section 1.3                 Knowledge. As used herein, (i) the phrase “to the knowledge” of the Companies or the Holder shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE MERGERS; CLOSING

Section 2.1                The Mergers.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, and following the Domestication, Acquiror, the Holder, the Merger Subs and the Companies (Merger Subs and the Companies sometimes being referred to herein as the “Constituent Companies”) shall cause (x) Merger Sub A to be merged with and into Company A, with Company A being the surviving corporation in such Merger, which shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to Corp Merger A, (y) Merger Sub B to be merged with and into Company B, with Company B being the surviving corporation in such Merger, which shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to Corp Merger B, and (z) Merger Sub LLC to be merged with and into Company LLC, with Company LLC being the surviving company in such Merger, which shall be evidenced by a certificate of merger with respect to the LLC Merger (collectively, with the certificate of merger with respect to Corp Merger A and the certificate of merger with respect to Corp Merger B, the “Certificates of Merger”), in each case, executed by the applicable Constituent Companies in accordance with the relevant provisions of the DLLCA (with respect to the LLC Merger) or the DGCL (with respect to the Corp Mergers), such Mergers to be effective as of the Effective Time.

(b)    Upon consummation of (i) Corp Merger A, the separate corporate existence of Merger Sub A shall cease and Company A, as the surviving corporation of Corp Merger A (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation A”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror, (ii) Corp Merger B, the separate corporate existence of Merger Sub B shall cease and Company B, as the surviving corporation of Corp Merger B (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation B”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror and (iii) the LLC Merger, the separate company existence of Merger Sub LLC shall cease and Company LLC, as the surviving company of the LLC Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Limited Liability

Company” collectively with Surviving Corporation A and Surviving Corporation B, the “Surviving Companies” and each, a “Surviving Company”), shall continue its company existence under the DLLCA, as a wholly owned subsidiary of Acquiror.

(c)    Notwithstanding the foregoing, if the Holder, the Acquiror or Companies determine in good faith that either Corp Merger A and/or Corp Merger B is not likely to qualify as a reorganization pursuant to Section 368(a), the parties shall work together in good faith to structure either Corp Merger A and/or Corp Merger B, as applicable, in a manner that would so qualify, including by reversing the direction of the applicable Corp Merger or structuring the applicable Corp Merger as a two-step integrated transaction within the meaning of Revenue Ruling 2001-46, 2001-2 C.B. 321.

Section 2.2                 Effects of the Mergers.

(a)    At and after the Effective Time, the Surviving Companies shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Companies, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Companies; and all rights, privileges, powers and franchises of each Constituent Company, and all property, real, personal and mixed, and all debts due to each such Constituent Company, on whatever account, and all choses in action belonging to each Constituent Company, shall become vested in the Surviving Companies; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Companies as they are of the Constituent Companies; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Company shall not revert or become in any way impaired by reason of the Mergers; but all Liens upon any property of a Constituent Company of any of the Mergers shall thereafter attach to the Surviving Company of such Merger and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DLLCA and the DGCL.

Section 2.3                 Closing; Effective Time.

(a)    In accordance with the terms and subject to the conditions of this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article X shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Holder may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b)    Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, the Merger Subs, the Holder and the Companies shall cause the Certificates of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA and the DGCL. The Mergers shall become effective at the time when the Certificates of Merger have been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Holder in writing and specified in each of the Certificates of Merger (the “Effective Time”).

(c)    For the avoidance of doubt, the Closing and the Effective Time shall not occur prior to the completion of the Domestication.

Section 2.4                 Closing Deliverables.

(a)    At the Closing, the Companies will deliver or cause to be delivered:

(i)    to Acquiror, a certificate signed by an officer of the Companies, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.2(b) and Section 10.2(c) (with respect to the Companies) have been fulfilled ; and

(ii)    to Acquiror and the Holder, the Transition Services Agreements, duly executed by duly authorized representatives of the parties thereto.

(b)    At the Closing, the Holder will deliver or cause to be delivered:

(i)    to Acquiror, a certificate signed by an officer of the Holder, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.2(a) and Section 10.2(c) (with respect to the Holder) have been fulfilled;

(ii)    to Acquiror, the Registration Rights Agreement, duly executed by a duly authorized representative of the Holder; and

(iii)    to Acquiror, the Stockholders’ Agreement, duly executed by a duly authorized representative of the Holder.

(c)    At the Closing, Acquiror will deliver or cause to be delivered:

(i)    to the Holder, the Aggregate Merger Consideration into which the Company Interests have been converted pursuant to Section 3.1(a) ;

(ii)    to the Holder, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.3(a) and Section 10.3(b) have been fulfilled;

(iii)    to the Holder, the Registration Rights Agreement, duly executed by duly authorized representatives of the Acquiror, the Sponsor and the CP Holder; and

(iv)    to the Holder, the Stockholders’ Agreement, duly executed by a duly authorized representative of Acquiror, the Sponsor and the CP Holder.

(d)    On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued transaction expenses of Acquiror and its Affiliates as set forth on a written statement to be delivered to the Holder not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Transaction Expenses (“Unpaid Transaction Expenses”) as set forth on a written statement to be delivered to Acquiror by or on behalf of the Companies not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of a Company or any of its Subsidiaries shall be paid to such Company for further payment to such employee, independent contractor, officer or director through such Company’s payroll.

Section 2.5                 Governing Documents of the Surviving Companies.

(a)    The certificate of formation and limited liability company agreement of Merger Sub LLC in effect immediately prior to the Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Limited Liability Company from and after the Effective Time until thereafter amended as provided therein and under the DLLCA.

(b)    The certificate of incorporation and bylaws (i) of Merger Sub A in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of Surviving Corporation A and (ii) of Merger Sub B in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of Surviving Corporation B, in each case, from and after the Effective Time until thereafter amended as provided therein and under the DGCL.

Section 2.6                 Managers and Officers of the Surviving Companies. From and after the Effective Time, the Persons identified on Section 2.6 of the Company Disclosure Letter shall be the directors, managers and officers (and in the case of such officers, holding such positions as set forth on Section 2.6 of the Company Disclosure Letter), as applicable, of the Surviving Companies, each to hold office in accordance with the Governing Documents of the Surviving Companies.

Section 2.7                 Tax Free Reorganization Matters. The parties intend that, for United States federal income tax purposes, the Corp Mergers will each qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Acquiror, Merger Sub A and Merger Sub B (as applicable), and the Holder are to be parties under Section 368(b) of the Code, and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause either of the Corp Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of the Corp Mergers shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority.

ARTICLE III

EFFECTS OF THE MERGERS ON THE COMPANY INTERESTS AND EQUITY AWARDS

Section 3.1                 Conversion of Securities.

(a)    At the Effective Time, by virtue of (x) Corp Merger A and without any action on the part of any holder of the Company A Shares, all of the Company A Shares that are issued and outstanding immediately prior to the Effective Time shall be canceled and converted into and become the right to receive the Corp Merger A Consideration, (y) Corp Merger B and without any action on the part of any holder of the Company B Shares, all of the Company B Shares that are issued and outstanding immediately prior to the Effective Time shall be canceled and converted into and become the right to receive the Corp Merger B Consideration and (z) the LLC Merger and without any action on the part of any holder of the Company LLC Interests (“LLC Company Interests” collectively, with the Company A Shares and the Company B Shares, the “Company Interests”), all of the Company LLC Interests that are issued and outstanding immediately prior to the Effective Time shall be canceled and converted into and become the right to receive the LLC Merger Consideration.

(b)    At the Effective Time, by virtue of the Mergers and without any action on the part of Acquiror or Merger Subs, each (i) limited liability company membership interest of Merger Sub LLC shall be converted into a limited liability company membership interest of the Surviving Limited Liability Company, (ii) share of common stock, par value $0.0001 of Merger Sub A, shall be converted into a share of common stock, par value $0.0001 of Surviving Corporation A and (iii) share of common stock, par value $0.0001 of Merger Sub B shall be converted into a share of common stock, par value $0.0001 of Surviving Corporation B.

Section 3.2                 Treatment of Options. Prior to the Effective Time, the Holder shall take all necessary and appropriate actions so that, as of the Effective Time, each Option that is then outstanding shall be cancelled without consideration therefor.

Section 3.3                 Withholding. Notwithstanding any other provision to this Agreement, Acquiror and the Companies, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror and the Companies, respectively). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.4                 Allocation.

(a)    The total amount of the purchase price (including assumed liabilities to the extent properly taken into account under the Code and the Treasury Regulations) for U.S. federal income tax purposes shall be allocated (A) (i) to the outstanding equity interests of each of Company A and Company B (and any other Company or Subsidiary of a Company that is not disregarded as an entity for U.S. federal income tax purposes), individually and in the aggregate, on the one hand, and (ii) the outstanding membership interests of Company LLC, on the other hand (the “Entity-Level Allocation”) and (B) among the assets of Company LLC, including a specific allocation to any assets constituting “United States real property interests” within the meaning of Section 897 of the Code (the “Asset-Level Allocation”), in each case, in accordance with Exhibit H and Section 1060 of the Code and the Treasury Regulations (and any similar provision of state, local or foreign Law, as appropriate) (the Entity-Level Allocation and the Asset-Level Allocation collectively referred to as the “Allocation”). The Allocation shall be delivered by Holder to Acquiror within 120 days after the Closing Date. No later than thirty (30) days following the delivery of the Allocation to the Acquiror, the Acquiror shall deliver to Holder any amendments to the Allocation as the Acquiror determines necessary in accordance with Exhibit H or under Section 1060 of the Code and the Treasury Regulations (and any similar provision of state, local or foreign Law, as appropriate) for Holder’s approval, which approval shall not be unreasonably withheld (any such amendment an “Amended Allocation”). The Holder and Acquiror shall work in good faith to resolve any disputes relating to the Amended Allocation within thirty (30) days after delivery thereof by the Acquiror. If the Holder and Acquiror are unable to resolve any such dispute, such dispute shall be resolved promptly by Deloitte & Touche LLP or such independent accounting or financial consulting firm of recognized national standing as may be mutually selected by the SCH Designated Directors and the Holder (the “Auditor”). All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne by the Holder and Acquiror in proportion that the aggregate amount of disputed items that were determined in favor of the other party (as finally determined by the Auditor) bears to the total amount of disputed items submitted by the Holder and Acquiror. The Allocation as finally determined pursuant to this Section 3.4 shall be the “Final Allocation.”

(b)    Except as otherwise required pursuant to a “final determination” (as defined in Section 1313(a)(1) of the Code) or analogous state, local, or foreign Law, the Holder and Acquiror shall (and shall cause their respective Affiliates to) (i) be bound by the Final Allocation for purposes of determining any Taxes, (ii) prepare and file IRS Form 8594 and any other comparable forms required under applicable Tax Law in a manner consistent with the Final Allocation, (iii) prepare and file its Tax Returns (and any other document used to determine, assess, or otherwise collect Taxes) on a basis consistent with the Final Allocation, and (iv) take no position inconsistent with the Final Allocation on any applicable Tax Return or in any proceeding relating to Taxes. In the event that a Governmental Authority disputes the Final Allocation, the party receiving notice of such dispute shall promptly notify the other party, and Holder and Acquiror shall (and shall cause their respective Affiliates to) use commercially reasonable efforts to defend such Final Allocation in any applicable proceeding.

(c)    Holder and Acquiror shall (and shall cause their respective Affiliates to) apportion any item treated as an adjustment to the purchase price for U.S. federal income tax purposes to the equity interest or asset to which such adjustment relates. In the event of any adjustment to the Final Allocation, the parties shall timely file with any relevant Governmental Authority any additional information required to be filed under applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE HOLDER

Except as set forth in the disclosure letter delivered to Acquiror and Merger Subs by the Holder on the date of this Agreement (the “Holder Disclosure Letter”) (each section of which, subject to Section 13.8, qualifies the correspondingly numbered and lettered representations in this Article IV ) and as contemplated by the Pre-Closing Restructuring, the Holder represents and warrants to Acquiror and Merger Subs as follows:

Section 4.1                Company Organization. The Holder has been duly organized and is validly existing as a company limited by shares in good standing under the Laws of the British Virgin Islands, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Holder is duly licensed or qualified and in good standing as a foreign company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have a Holder Material Adverse Effect.

Section 4.2                 Due Authorization. The Holder has all requisite company power and authority to (a) execute and deliver this Agreement and the other documents contemplated hereby, and (b) (subject to the approvals described in Section 5.5 ) consummate the transactions contemplated hereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Holder. No other company proceeding on the part of the Holder is necessary to authorize this Agreement and the other documents contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Holder is a party contemplated hereby will be, duly and validly executed and delivered by the Holder, and this Agreement constitutes, and on or prior to the Closing, the other documents to which the Holder is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 4.3                 No Conflict. The execution and delivery by the Holder of this Agreement and the other documents to which the Holder is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of the Holder, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to the Holder, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which the Holder is a party or by which the Holder may be bound, or terminate or result in the termination of any such Contract or (d),result in the creation of any Lien upon any of the properties or assets of the Holder, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Holder Material Adverse Effect.

Section 4.4                 Ownership. The Holder has, directly or indirectly, good, valid and marketable title to the Company Interests owned (beneficially and of record) by the Holder as set forth on Section 4.4 of the Holder Disclosure Letter (the “Holder Company Interests”), free and clear of all Liens other than applicable securities Laws restrictions. The Holder Company Interests represent all of the issued and outstanding Company Interests. Other than this Agreement, the Holder Company Interests are not subject to any stockholder agreement, investor rights agreement, registration rights agreement, voting agreement or trust, proxy or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Holder Company Interests.

Section 4.5                 Litigation and Proceedings. As of the date hereof, (a) there are no pending or, to the knowledge of the Holder, threatened Legal Proceedings against the Holder or its properties or assets (excluding the Companies), or, to the knowledge of the Holder, any of its directors, officers or employees (in their capacity as such); (b) there are no investigations or other inquiries pending or, to the knowledge of the Holder, threatened by any Governmental Authority, against the Holder or its properties or assets (excluding the Companies), or, to the knowledge of the Holder, any of its officers, directors or employees (in their capacity as such); and (c) there is no outstanding Governmental Order imposed upon the Holder nor are any assets of the Holder’s business bound or subject to any Governmental Order, except, in each case, to the extent that the occurrence or existence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Holder Material Adverse Effect.

Section 4.6                 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Holder or any of its Affiliates for which Acquiror or the Companies or any of their Subsidiaries may become liable.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Except (i) as set forth in the disclosure letter delivered to Acquiror and Merger Subs by the Companies on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 13.8, qualifies the correspondingly numbered and lettered representations in this Article V ) and (ii) as otherwise explicitly contemplated by the Pre-Closing Restructuring, in each case, the Companies represent and warrant to Acquiror and Merger Subs as follows:

Section 5.1                 Company Organization. Each of the Companies has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and each has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Companies, in each case, as amended to the date of this Agreement and as previously made available by or on behalf of the Companies to Acquiror, are true, correct and complete. Each of the Companies is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Companies and their Subsidiaries, taken as a whole.

Section 5.2                 Subsidiaries. A complete list of each Subsidiary of the Companies (after giving effect to the Pre-Closing Restructuring) and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 5.2 of the Company Disclosure Letter. The Subsidiaries of the Companies have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Companies’ Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Companies. Each Subsidiary of the Companies is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.3                 Due Authorization.

(a)    Each of the Companies has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 5.5 ) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which any Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Managing Member, Board of Managers or Board of Directors, as applicable, of each such Company, and no other company or corporate proceeding on the part of the Companies is necessary to authorize this Agreement and the other documents to which any Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which any Company is a party contemplated hereby will be, duly and validly executed and delivered by each such Company and this Agreement constitutes, and on or prior to the Closing, the other documents to which any Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of each such Company, enforceable against each such Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)    On or prior to the date of this Agreement, the Managing Member, Board of Managers or Board of Directors, as applicable, of each Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which such Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, such Company and its members or shareholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by such Company of this Agreement and the other documents to which such Company is a party contemplated hereby and the transactions contemplated hereby and thereby. No other company or corporate action is required on the part of the Companies or any of their members or shareholders to enter into this Agreement or the documents to which such Company is a party contemplated hereby or to approve the Mergers.

Section 5.4                 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.5 and except as set forth on Section 5.4 of the Company Disclosure Letter, the execution and delivery by the Companies of this Agreement and the documents to which any Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Companies, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to any Company or any of the Companies’ Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 5.12(a) to which any Company or any of the Companies’ Subsidiaries is a party or by which any Company or any of the Companies’ Subsidiaries may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Company or any of the Companies’ Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Companies to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Companies and their Subsidiaries, taken as a whole.

Section 5.5                 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of any of the Companies or their Subsidiaries with respect to any Company’s execution or delivery of this Agreement or the consummation by the Companies of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Companies to perform or comply with on a timely basis any material obligation of the Companies under this Agreement or to consummate the transactions contemplated hereby and (iii) the filing of the Certificates of Merger in accordance with the DLLCA and DGCL, as applicable.

Section 5.6                 Capitalization of the Companies.

(a)    The Company Interests comprise all of the Companies’ authorized equity interests that are issued and outstanding. All of the issued and outstanding Company Interests (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Companies and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Companies or any Contract to which any Company is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b)    Except as set forth on Section 5.6(b) of the Company Disclosure Letter, none of the Companies have granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for Company Interests, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of any of the Companies or the value of which is determined by reference to shares or other equity interests of any of the Companies, and there are no voting trusts, proxies or agreements of any kind which may obligate the Companies to issue, purchase, register for sale, redeem or otherwise acquire any Company Interests.

Section 5.7                 Capitalization of Subsidiaries.

(a)    The outstanding shares of capital stock or equity interests of each of the Companies’ Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b)    Following the completion of the Pre-Closing Restructuring, the Companies will collectively own of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(c)    Except as set forth on Section 5.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of any Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 5.8                 Financial Statements.

(a)    Attached as Section 5.8(a) of the Company Disclosure Letter are:

(i)    true and complete copies of the unaudited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in stockholders’ equity of the Companies and their Subsidiaries as of and for the years ended December 31, 2018 and December 31, 2017 (the “Unaudited Financial Statements”); and

(ii)    true and complete copies of the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit and cash flow of the Companies and their Subsidiaries as of and for the three-month period ended March 31, 2019 (the “Q1 Financial Statements” and, together with the Unaudited Financial Statements, Audited Financial Statements and Q2 Financial Statements, the “Financial Statements”).

(b)    Except as set forth on Section 5.8(b) of the Company Disclosure Letter, the Unaudited Financial Statements, the Q1 Financial Statements and, when delivered pursuant to Section 7.3, the Audited Financial Statements and Q2 Financial Statements, in each case, (i) fairly present in all material respects the consolidated financial position of the Companies and their consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 Financial Statements and Q2 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Unaudited Financial Statements, Q1 Financial Statements and Q2 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Companies and its consolidated Subsidiaries and (iv) when delivered by the Companies for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)    Neither any Company (including any employee thereof) nor any independent auditor of the Companies has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Companies, (ii) any fraud, whether or not material, that involves the Companies’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Companies or (iii) any claim or allegation regarding any of the foregoing.

Section 5.9                 Undisclosed Liabilities. Except as set forth on Section 5.9 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, any Company or any of the Companies’ Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business, consistent with past practice, of the Companies and their Subsidiaries or (c) that will be discharged or paid off prior to or at the Closing.

Section 5.10                 Litigation and Proceedings. Except as set forth on Section 5.10 of the Company Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of the Companies, threatened, lawsuits, actions, suits, judgments, claims or other proceedings at law or in equity (collectively, “Legal Proceedings”) against any Company or any of the Companies’ Subsidiaries or their respective properties or assets; (b) no investigations or other inquiries are pending or, to the knowledge of the Companies, threatened by any Governmental Authority, against any Company or any of the Companies’ Subsidiaries or their respective properties or assets; and (c) there is no outstanding Governmental Order imposed upon any Company or any of the Companies’ Subsidiaries; nor are any properties or assets of any Company or any of the Companies’ Subsidiaries’ respective businesses bound or subject to any Governmental Order except, in the case of each of clauses (a) – (c), as would not be, or would not reasonably be expected to be, material to the business of the Companies and their Subsidiaries, taken as a whole.

Section 5.11                 Legal Compliance. As of the date hereof, each of the Companies and their Subsidiaries is in compliance with all applicable Laws in all material respects. For the past three (3) years, the Companies and their Subsidiaries have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been material to the business of the Companies and their Subsidiaries, taken as a whole.

Section 5.12                 Contracts; No Defaults.

(a)    Section 5.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xv) below to which, as of the date of this Agreement, any Company or any of the Companies’ Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 5.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)    Any Contract with any of the Top Vendors;

(ii)    Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by a Company or any of the Companies’ Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $500,000;

(iii)    Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Companies or any of their Subsidiaries in the last two (2) years, in each case, involving payments in excess of $500,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(iv)    Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and involves aggregate payments in excess of $500,000 in any calendar year;

(v)    Each Contract involving the formation of a joint venture, partnership, or limited liability company;

(vi)    Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between the Companies and their Subsidiaries, on the one hand, and Affiliates of any of the Companies or any of the Companies’ Subsidiaries (other than a Company or any of the Companies’ Subsidiaries), the officers and managers (or equivalents) of any Company or any of the Companies’ Subsidiaries, the members or shareholders of any Company or any of the Companies’ Subsidiaries, any employee of a Company or any of the Companies’ Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(vii)    Contracts with each current officer, manager, director or current employee or worker of or consultant to any of the Companies or their Subsidiaries that provide annual base compensation (excluding bonus and other benefits) in excess of $250,000;

(viii)    Contracts with any employee or consultant of any Company or any of the Companies’ Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(ix)    Contracts containing covenants of any Company or any of the Companies’ Subsidiaries (A) prohibiting or limiting the right of any Company or any of the Companies’ Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Companies’ and the Companies’ Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(x)    Any collective bargaining (or similar) agreement or Contract between any Company or any of the Companies’ Subsidiaries, on one hand, and any labor union, works council or other body representing employees of any Company or any of the Companies’ Subsidiaries, on the other hand;

(xi)    Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including non-disclosure agreements, contractor services agreements, consulting services agreements, incidental trademark licenses incident to marketing, printing or advertising Contracts ) pursuant to which any Company or any of the Companies’ Subsidiaries (i) grants to a third Person the right to use material Intellectual Property of the Companies and their Subsidiaries or (ii) is granted by a third Person the right to use Intellectual Property that is material to the business of the Companies and their Subsidiaries (other than Contracts granting nonexclusive rights to use commercially available off-the-shelf software);

(xii)    Each Contract requiring capital expenditures by any Company or any of the Companies’ Subsidiaries after the date of this Agreement in an amount in excess of $500,000 in any calendar year;

(xiii)    Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one year from the date of this Agreement and requires aggregate future payments to the Companies and their Subsidiaries in excess of $500,000 in any calendar year;

(xiv)    Contracts granting to any Person (other than the Companies or their Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in any Company or any of the Companies’ Subsidiaries;

(xv)    Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiv) of this Section 5.12(a).

(b)    Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 5.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of any Company party thereto and, to the knowledge of the Companies, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Companies and their Subsidiaries, taken as a whole, (x) the Companies and their Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 5.12(a) and neither the Companies, the Companies’ Subsidiaries, nor, to the knowledge of the Companies, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Companies nor any of their Subsidiaries has received any written claim or notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Companies, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Companies or their Subsidiaries or, to the knowledge of the Companies, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 5.13                 Company Benefit Plans.

(a)    Section 5.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by any Company or any of the Companies’ Subsidiaries, or to which any Company or any of the Companies’ Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (each, a “Company Benefit Plan”). The Companies have delivered to Acquiror, to the extent applicable, true, complete and correct copies of (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b)    Except as set forth on Section 5.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Companies’ financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Companies, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; (iv) to the knowledge of the Companies, there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and (v) neither the Companies nor, to the knowledge of the Companies, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.

(c)    No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”) and neither the Companies nor any of their ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Companies nor any ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d)    With respect to the Companies Benefit Plans, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Companies, threatened, and to the knowledge of the Companies, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e)    No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Companies or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary). No condition exists that would prevent the Companies or any Subsidiary of the Companies from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Companies or any Subsidiary of the Companies (other than in accordance with the applicable Company Benefit Plan).

(f)    Except as set forth on Section 5.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Companies or any Subsidiary of the Companies to any severance pay or any other compensation payable by the Companies or any Subsidiary of the Companies, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or other individual service provider by the Companies or a Subsidiary of the Companies. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g)    With respect to each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States, (i) all employer contributions to each such Company Benefit Plan required by Law or by the terms of such Company Benefit Plan have been made, (ii) each such Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the knowledge of the Companies, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing, and (iii) each such Company Benefit Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws. Each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States which provides retirement benefits is a defined contribution plan.

(h)    In the past six years, no employee of the Companies or any Subsidiary of the Companies in the United Kingdom has transferred to their employer pursuant to the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended) who prior to such transfer participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or death.

(i)    Neither the Companies nor any Subsidiary has in the past six years been an employer in relation to, participated in or had any liability (whether prospective, contingent or otherwise) to or in respect of a defined benefit pension scheme or, except as would not be material to the business of the Companies and their Subsidiaries, has been an “associate of” or “connected with” any Person who is or has been an employer in relation to such a scheme.

Section 5.14                 Labor Relations; Employees.

(a)    Except as set forth on Section 5.14(a) of the Company Disclosure Letter, neither the Companies nor any of their Subsidiaries is a party to or bound by any collective bargaining agreement, works council agreement, or any similar agreement, no such agreement is being negotiated by any Company or any of the Companies’ Subsidiaries, and no labor union or any other employee representative body has requested or, to the knowledge of the Companies, has sought to represent any of the employees of the Companies or their Subsidiaries. To the knowledge of the Companies, there have been no labor organization activity involving any employees of the Companies or any of their Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Companies, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Companies or any Subsidiary.

(b)    Each of the Companies and their Subsidiaries are, and have been for the past three (3) years, in material compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(c)    In the past three (3) years, the Companies and their Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d)    To the knowledge of the Companies, no employee of any Company or any Companies’ Subsidiaries with annual base salary in excess of $250,000 intends to terminate his or her employment.

(e)    To the knowledge of the Companies, no present or former employee, worker or independent contractor of any Company or any of the Companies’ Subsidiaries’ is in violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to any Company or any of the Companies’ Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to any Company or any of the Companies’ Subsidiaries’ or (B) the knowledge or use of trade secrets or proprietary information.

(f)    Neither the Companies nor any of their Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of any Company or any of the Companies’ Subsidiaries that involves allegations relating to sexual harassment by either (i) an officer of any Company or any of the Companies’ Subsidiaries or (ii) an employee of any Company or any of the Companies’ Subsidiaries at the level of Vice President or above. To the knowledge of the Companies, in the last five (5) years, no allegations of sexual harassment have been made against (i) an officer of any Company or any of the Companies’ Subsidiaries or (ii) an employee of any Company or any of the Companies’ Subsidiaries at the level of Vice President or above.

Section 5.15                 Taxes

(a)    Company LLC and each of its Subsidiaries (other than Virgin Galactic Limited, Company A and Company B) is, and has been since the date of its formation, classified as an entity disregarded as separate from its owner for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3.

(b)    Virgin Galactic Limited may make an election effective prior to or as of the Closing Date to be classified as an entity disregarded as separate from its owner for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3.

(c)    None of the assets of the Companies or any of their Subsidiaries are treated as interests in a partnership or other entity for U.S. federal income tax purposes.

(d)    All Tax Returns required to be filed by or with respect to any Company or any of the Companies’ Subsidiaries’ have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)    Each of the Companies and their respective Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts and otherwise complied in all material respects with all applicable withholding and related reporting requirements.

(f)    There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of any Company or any of the Companies’ Subsidiaries’.

(g)    No deficiency for any amount of material Tax has been asserted or assessed by any Governmental Authority against any Company or any of the Companies’ Subsidiaries’ that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(h)    There are no ongoing or pending Legal Proceedings with respect to any material Taxes of any Company or any of the Companies’ Subsidiaries’ and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of any Company or any of the Companies’ Subsidiaries’.

(i)    Neither any of the Companies nor any of their Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(j)    Neither any of the Companies nor any of their Subsidiaries is a party to any Tax indemnification or Tax sharing agreement (other than any such agreement solely between the Companies and/or its existing Subsidiaries and customary commercial Contracts not primarily related to Taxes).

(k)    Neither any of the Companies nor any of their Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(l)    Neither any of the Companies nor any of their Subsidiaries is liable for Taxes of any other Person (other than the Companies and their Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes).

(m)    No written claim has been made by any Governmental Authority where any Company or any of the Companies’ Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(n)    Neither any of the Companies nor any of their Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(o)    Neither any of the Companies nor any of their Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

(p)    Neither any of the Companies nor any of their Subsidiaries will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (v) election under Section 108(i) of the Code or any similar provision of state, local or foreign Law or (vi) election pursuant to Section 965 of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of the Companies, the IRS has not proposed any such adjustment or change in accounting method.

(q)    Neither any of the Companies nor any of their Subsidiaries is or will be subject to any material Tax (including any Taxes that may be triggered under Section 1502 of the Code and the Treasury Regulations promulgated thereunder) as a result of the Pre-Closing Restructuring.

(r)    Neither Company A nor Company B has been, is, or immediately prior to the Effective Time will be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(s)    Neither any of the Companies nor any of their Subsidiaries has taken any action, nor, to the knowledge of any of the Companies or any of their Subsidiaries, are there any facts or circumstances, that could reasonably be expected to prevent Corp Merger A or Corp Merger B from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.16                 Brokers’ Fees. Except as set forth on Section 5.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the any Company, any of the Companies’ Subsidiaries’ or any of their Affiliates for which Acquiror, any Company or any of the Companies’ Subsidiaries has any obligation.

Section 5.17                 Insurance. Section 5.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, any Company or any of the Companies’ Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by any Company or any of the Companies’ Subsidiaries with respect to any such policy. Except as disclosed on Section 5.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 5.18                 Permits. The Companies and their Subsidiaries have obtained all of the material Permits reasonably required to permit the Companies and their Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Companies and their Subsidiaries as currently conducted. Each material Permit held by a Company or any of the Companies’ Subsidiaries is valid, binding and in full force and effect. Neither the Companies nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material Permit to which it is a party, (b) is or has been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material Permit; or (c) has received any notice that any Governmental Authority that has issued any material Permit intends to cancel, terminate, or not renew any such material Permit, except to the extent such material

Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 5.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Companies and their Subsidiaries as currently conducted from and after Closing.

Section 5.19                 Equipment and Other Tangible Property. The Companies or one of their Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Companies and their Subsidiaries as owned by the Companies or one of their Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Companies and their Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 5.20                 Real Property.

(a)    Section 5.20 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i)    The Companies or on of their Subsidiaries holds a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii)    The Companies’ and their Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.

(iii)    The Companies and their Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in to the Leased Real Property by or to the Companies and their Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iv)    The Companies and their Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither any Company nor any of the Companies’ Subsidiaries has received any notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Companies, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. The Companies’ and their Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed, and to the knowledge of the Companies, there are no material disputes with respect to such Real Property Leases.

(v)    As of the date of this Agreement, no party, other than the Companies or their Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.

(vi)    Neither the Companies nor any of their Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b)    None of the Companies or any of their Subsidiaries owns any land (“Owned Land”).

Section 5.21                 Intellectual Property.

(a)    Section 5.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered and applied-for with a Governmental Authority and is owned by a Company or any of the Companies’

Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). A Company or one of the Companies’ Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, and, to the knowledge of the Companies, all such Company Registered Intellectual Property is subsisting and, excluding any pending applications included in the Company Registered Intellectual Property, is valid and enforceable. Except as would not be expected to be material to the Companies and their Subsidiaries, taken as a whole, the Companies or one of their Subsidiaries own, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Companies and their Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof.

(b)    The Companies and their Subsidiaries have not within the three (3) years preceding the date of this Agreement infringed upon, misappropriated or otherwise violated and are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person, and there is no Action pending to which any Company or any of the Companies’ Subsidiaries is a named party, or to the knowledge of the Companies, that is threatened in writing, alleging the Companies’ or their Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person.

(c)    Except as set forth on Section 5.21(c) of the Company Disclosure Letter, to the knowledge of the Companies as of the date of this Agreement (i) no Person is infringing upon, misappropriating or otherwise violating any material Intellectual Property of any Company or any of the Companies’ Subsidiaries in any material respect, and (ii) the Companies and their Subsidiaries have not sent to any Person within the three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Intellectual Property of any Company or any of the Companies’ Subsidiaries.

(d)    The Companies and their Subsidiaries take commercially reasonable measures to protect the confidentiality of trade secrets included in their Intellectual Property that are material to the business of the Companies and their Subsidiaries. To the knowledge of the Companies, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets of any Company or any of the Companies’ Subsidiaries to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information, except as would not result in a Company Material Adverse Effect.

(e)    No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the Intellectual Property owned by any Company or any of the Companies’ Subsidiaries and used in connection with the business.

(f)    The Companies and their Subsidiaries maintain and are in compliance with, and during the three (3) years preceding the date of this Agreement have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) the Companies’ and their Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Companies’ and their Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Companies’ and each of their Subsidiaries’ information technology systems, in each case of (i)-(iii) above, other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Companies and their Subsidiaries. There are no Actions by any Person (including any Governmental Authority) pending to which any Company or any of the Companies’ Subsidiaries is a named party or, to the knowledge of the Companies, threatened in writing against the Companies or their Subsidiaries alleging a violation of any third Person’s privacy or personal information rights.

(g)    During the three (3) years preceding the date of this Agreement (i) there have been no material breaches of the security of the information technology systems of the Companies and their Subsidiaries, and (ii) there have been no disruptions in any information technology systems that materially adversely affected the

Companies’ and their Subsidiaries’ business or operations. The Companies and their Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. To the knowledge of the Companies, neither the Companies nor any Subsidiary has (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against any Company or any of the Companies’ Subsidiaries.

(h)    With respect to the software used or held for use in the business of the Companies and their Subsidiaries, to the knowledge of the Companies, no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Companies or their Subsidiaries or customers of the Companies and their Subsidiaries.

(i)    The Companies’ and their Subsidiaries’ use and distribution of (i) software developed by a Company or any Subsidiary, and (ii) Open Source Materials, is in material compliance with all Open Source Licenses applicable thereto. None of the Companies or any Subsidiary of the Companies has used any Open Source Materials in a manner that requires any software owned by any Company or any of the Companies’ Subsidiaries, to be subject to Copyleft Licenses.

Section 5.22                 Environmental Matters.

(a)    The Companies and their Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.

(b)    There has been no material release of any Hazardous Materials by the Companies or their Subsidiaries (i) at, in, on or under any Owned Land or Leased Real Property or in connection with the Companies’ or their Subsidiaries’ operations off-site of the Owned Land or the Leased Real Property or (ii) to the knowledge of the Companies, at, in, on or under any formerly owned or Leased Real Property during the time that the Companies owned or leased such property or at any other location where Hazardous Materials generated by any Company or any of the Companies’ Subsidiaries have been transported to, sent, placed or disposed of.

(c)    Neither the Companies nor their Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Companies or their Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)    No material Legal Proceeding is pending or, to the knowledge of the Companies, threatened with respect to the Companies’ or their Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Companies, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e)    The Companies have made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of any Company or any of the Companies’ Subsidiaries with, or liability of any Company or any of the Companies’ Subsidiaries under, Environmental Law.

Section 5.23                 Absence of Changes.

(a)    From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

(b)    From the date of the 2016 Separation Agreement, the Companies and their Subsidiaries have, in all material respects, conducted their business and operated their properties in compliance with the 2016 Separation Agreement.

Section 5.24                 Anti-Corruption Compliance.

(a)    For the past three (3) years, neither the Companies nor any of their Subsidiaries, nor, to the knowledge of the Companies, any director, officer, employee or agent acting on behalf of any Company or any of the Companies’ Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b)    Each of the Companies and their Subsidiaries, have instituted and maintain policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c)    To the knowledge of the Companies, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to any Company or any of the Companies’ Subsidiaries.

Section 5.25                Sanctions and International Trade Compliance; Security Clearances.

(a)    The Companies and their Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Companies, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against any Company or any of the Companies’ Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b)    Neither the Companies nor any of their Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Companies, employees or any of the Companies’ or their Subsidiaries’ respective agents, representatives or other Persons acting on behalf of any Company or any of the Companies’ Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws. The Companies and their Subsidiaries have in place a system of internal controls designed to provide reasonable assurance that violations of International Trade Laws and Sanctions Laws will be prevented, detected, and deterred.

(c)    Section 5.25(c) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all of the Current Company Government Contracts and outstanding Company Government Bids that require any of the Companies or their Subsidiaries to acquire or maintain any level of security clearance (including any national security designation).

(d)    Section 5.25(d) of the Company Disclosure Letter sets forth a true and complete list of all active facility security clearances held by the Companies and their Subsidiaries and all personnel security clearances held by any officer, director or employee of the Companies and their Subsidiaries. The clearances set forth in Section 5.25(d) of the Company Disclosure Letter constitute all of the facility and personnel security clearances necessary to conduct the business of the Companies and their Subsidiaries as it is currently being conducted.

(e)    Each of the Companies and their Subsidiaries are, and for the three (3) years preceding the date of this Agreement have been in compliance with all national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (as amended and/or supplemented, “NISPOM”) except as would not be material to the business of the Companies and their Subsidiaries, taken as a whole. Other than routine audits by the Defense Security Service, there has been no audit relating to the Companies’ or their Subsidiaries’ compliance with the requirements of the NISPOM that resulted in material adverse findings against the Companies or their Subsidiaries.

Section 5.26                 Information Supplied. None of the information supplied or to be supplied by any Company or any of the Companies’ Subsidiaries specifically for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.27                Vendors.

(a)    Section 5.27(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) vendors based on the aggregate Dollar value of the Companies’ and their Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2018 (the “Top Vendors”).

(b)    Except as set forth on Section 5.27(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed in writing any of any Company or any of the Companies’ Subsidiaries that it will, or, to the knowledge of the Companies, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with any Company or any of the Companies’ Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Companies, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Companies or their Subsidiaries or their respective businesses.

Section 5.28                 Sufficiency of Assets; Customer Deposits.

(a)    Except (i) for the services provided pursuant to the Transition Services Agreements or (ii) as would not be expected to be material to the Companies and their Subsidiaries, taken as a whole, the tangible and intangible assets owned, licensed or leased by the Companies and their Subsidiaries constitute all of the assets reasonably necessary for the continued conduct of the business of the Companies and their Subsidiaries after the Closing in the ordinary course consistent with past practice. Notwithstanding the foregoing, this Section 5.28(a) shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property.

(b)    Section 5.28(b) of the Company Disclosure Letter sets forth, as of a date within two (2) Business Days prior to the date of this Agreement, the aggregate amount of Customer Deposits held pursuant to the Deposit Agreements, which amount remains substantially the same as of the date of this Agreement. All Customer Deposits are, and have at all times been, managed, accessed or withdrawn solely in material compliance with and pursuant to the terms of the Deposit Agreements. The execution and delivery of this Agreement, the Ancillary Agreements and the other documents contemplated hereby by the Companies and the consummation of the transactions contemplated hereby and thereby do not and will not violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Deposit Agreement, or result in the termination of any Deposit Agreement.

Section 5.29                 Aviation Regulation Compliance. Except as would not be material to the business of the Companies and their Subsidiaries, taken as a whole, the Companies and each of their Subsidiaries (i) is in compliance with all applicable Laws prescribed by the United States Federal Aviation Administration (“FAA”) under Title 14 of the Code of Federal Regulations (such Laws, collectively, “Aviation Regulations”), (ii) has not violated, been subject to an investigation with respect to or made voluntary disclosures with respect to potential violations of any Aviation Regulations since January 1, 2016 and (iii) has not been cited by the FAA or foreign aviation authorities for any material discrepancies or violations during inspections or audits since January 1, 2016.

Section 5.30                 Government Contracts.

(a)    Section 5.30(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of Current Company Government Contracts and outstanding Company Government Bids.

(b)    Each Current Company Government Contract is in full force and effect and not subject to any Legal Proceedings, other than audits in the ordinary course of business by the Defense Contract Audit Agency, the Defense Contract Management Agency, the Office of Federal Contract Compliance Programs or their non-United States equivalent.

(c)    The execution and delivery of this Agreement and the other documents contemplated hereby, the performance of the Companies and their Subsidiaries and their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby will not result in any material violation, breach or default of any term or provision of any Current Company Government Contract or noncompliance in any material respect with any Laws applicable thereto.

(d)    The Companies and their Subsidiaries are, and for the three (3) years preceding the date of this Agreement have been, in compliance with all Government Contract Laws (including Executive Order 11246) pertaining to the Company Government Contracts and Company Government Bids, except as would not be material to the business of the Companies and their Subsidiaries, taken as a whole.

(e)    The Companies and their Subsidiaries are, and for the three (3) years preceding the date of this Agreement have been, in material compliance with all terms and conditions, including all clauses, provisions, specifications, and quality assurance, testing and inspection requirements, of the Company Government Contracts.

(f)    As of the date of this Agreement, neither the Companies nor any of its Subsidiaries is under or identified in any administrative, civil or criminal investigation or indictment, nor is it a party to any administrative or civil litigation, involving alleged false statements, false claims or other misconduct or any other Legal Proceeding, relating to any Company Government Contract or Company Government Bid that has been communicated in writing to any Company or any of the Companies’ Subsidiaries.

(g)    As of the date of this Agreement, neither the Companies, nor, to the knowledge of the Companies, any director, officer, employee, consultant, or Affiliate of the Companies, has been or is suspended, debarred or, to the knowledge of the Companies, proposed for suspension or debarment from government contracting. For the three (3) years preceding the date of this Agreement, no Company Government Contract to which any Company or any of the Companies’ Subsidiaries is or was a party has been terminated for default and no such termination for default has been threatened.

Section 5.31                 No Additional Representation or Warranties. Except as provided in Article IV and this Article V, neither the Companies nor any of their Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Subs or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Subs or their Affiliates.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUBS

Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 6.8, Section 6.12 and Section 6.15 ), or (ii) in the case of Acquiror and Merger Subs, in the disclosure letter delivered by Acquiror and Merger Subs to the Holder and the Companies (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 13.8, qualifies the correspondingly numbered and lettered representations in this Article VI ), Acquiror and Merger Subs represent and warrant to the Holder and the Companies as follows:

Section 6.1                Company Organization. Each of Acquiror and Merger Subs has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of the Acquiror Governing Documents and the Governing Documents of Merger Subs, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Holder, are true, correct and complete. Each of the Merger Subs has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Subs are held directly by Acquiror. Each of Acquiror and Merger Subs is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 6.2                 Due Authorization.

(a)    Each of Acquiror and Merger Subs has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder (assuming, if such consummation and performance, as applicable, would occur after September 18, 2019, that the Acquiror Extension Approval has been obtained). The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby (including the Extension Proposals) and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and by Acquiror as the sole and managing member or shareholder, as applicable, of each of the Merger Subs and (ii) determined by the Board of Directors of Acquiror as advisable to Acquiror and the Acquiror Shareholders and recommended for approval by the Acquiror Shareholders. No other company proceeding on the part of Acquiror or Merger Subs is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval and, if applicable, the Acquiror Extension Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Subs, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Subs, enforceable against Acquiror and Merger Subs in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)    Assuming that a quorum (as determined pursuant to the Acquiror Governing Documents) is present:

(i)    each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 9.2(b) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(ii)    each of those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), (J), (K) and (L) of Section 9.2(b), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(iii)    to the extent necessary, the Extension Proposal identified in clause (A) of Section 9.2(c)(i) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with the Acquiror Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose; and

(iv)    to the extent necessary, the Extension Proposal identified in clause (B) of Section 9.2(c)(i) shall require approval by an affirmative vote of the holders of at least sixty five percent (65%) of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with the Trust Agreement) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

(c)    The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Subs and the consummation of the transactions contemplated hereby, including the Closing.

(d)    At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 6.3                 No Conflict. Subject to the Acquiror Extension Approval, if applicable, and the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and the Merger Subs and the other documents contemplated hereby by Acquiror and Merger Subs and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Subs, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or the Merger Subs, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Subs is a party or by which Acquiror or Merger Subs may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or the Merger Subs, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Subs to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 6.4                 Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Subs, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Subs, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Subs, nor are any assets of Acquiror’s or Merger Subs’ respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror and the Merger Subs is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and the Merger Subs have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 6.5                SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since September 13, 2017, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.6                 Internal Controls; Listing; Financial Statements.

(a)    Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since September 13, 2017, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(b)    Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)    Since September 13, 2017, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”). The

Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on the NYSE.

(d)    The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of December 31, 2018, and statement of operations, cash flow and shareholders’ equity of Acquiror for the year ended December 31, 2018 and for the period from May 5, 2017 through December 31, 2017, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements present (i) fairly present in all material respects the financial position of the Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of the Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e)    There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f)    Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 6.7                 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Holder and the Companies contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Subs with respect to Acquiror or Merger Subs’ execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar and (iii) as otherwise disclosed on Section 6.7 of the Acquiror Disclosure Letter.

Section 6.8                 Trust Account. As of the date of this Agreement, Acquiror has at least $708,000,000 in the Trust Account (including, if applicable, an aggregate of approximately $24,150,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of September 13, 2017, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to the Acquiror Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Companies contained herein and the compliance by the Companies and the Holder with their respective obligations hereunder, neither Acquiror or Merger Subs have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Subs on the Closing Date.

Section 6.9                 Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 6.10                Absence of Changes. Since September 13, 2017, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Subs to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 6.10 of the Acquiror Disclosure Letter, Acquiror and Merger Subs have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 6.11                 No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Subs as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Subs (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings or (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of the operation of business of Acquiror and Merger Subs, or (iii) which would not be, or would not reasonably be expected to be, material to the Acquiror.

Section 6.12                 Capitalization of Acquiror.

(a)    As of the date hereof, the authorized share capital of Acquiror is $55,000.00 divided into (i) 500,000,000 shares of Acquiror Class A Common Stock, of which 69,000,000 shares are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Acquiror Class B Common Stock, of which 17,250,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preferred shares (“Acquiror Preferred Shares”) of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represent all of the issued and outstanding Acquiror Securities. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Acquiror Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b)    Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) per share. As of the date hereof, 23,000,000 Acquiror Common Warrants and 8,000,000 Acquiror Private Placement Warrants are issued and outstanding. No Acquiror Warrants are exercisable until thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Acquiror Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Acquiror Governing Documents or any Contract to which the any of the Companies is a party or otherwise bound. Except for the Acquiror Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c)    Except as set forth in this Section 6.12 or as contemplated by this Agreement or the other documents contemplated hereby, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d)    The Aggregate Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(e)    Acquiror has no Subsidiaries apart from Merger Subs, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 6.13                 Brokers’ Fees. Except fees described on Section 6.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates or for which the Holder may become liable.

Section 6.14                 Indebtedness. Neither Acquiror nor Merger Subs have any Indebtedness.

Section 6.15                 Taxes.

(a)    All Tax Returns required to be filed by or with respect to the Acquiror or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)    The Acquiror and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts and otherwise complied in all material respects with all applicable withholding and related reporting requirements.

(c)    There are no Liens for any material Taxes (other than Permitted Liens) upon any property or assets of the Acquiror or any of its Subsidiaries.

(d)    No deficiency for any amount of material Tax has been asserted or assessed by any Governmental Authority against the Acquiror or any of its Subsidiaries that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)    There are no ongoing or pending Legal Proceedings with respect to any material Taxes of the Acquiror or any of its Subsidiaries and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Acquiror or any of its Subsidiaries.

(f)    No written claim has been made by any Governmental Authority where the Acquiror or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(g)    Neither the Acquiror nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing agreement (other than any such agreement solely between the Acquiror and/or its existing Subsidiaries and customary commercial contracts not primarily related to Taxes).

(h)    Neither the Acquiror nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(i)    Neither the Acquiror nor any of its Subsidiaries is liable for Taxes of any other Person (other than the Acquiror or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by contract (other than customary commercial contracts not primarily related to Taxes).

(j)    Neither the Acquiror nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k)    Neither the Acquiror nor any of its Subsidiaries will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (v) election under Section 108(i) of the Code or any similar provision of state, local or foreign Law or (vi) election pursuant to Section 965 of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of the Acquiror, the IRS has not proposed any such adjustment or change in accounting method.

Section 6.16                 Business Activities.

(a)    Since its respective organization, neither Acquiror or Merger Subs have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Subs or to which Acquiror or Merger Subs is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Subs or any acquisition of property by Acquiror or Merger Subs or the conduct of business by Acquiror or Merger Subs as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Subs.

(b)    Except for Merger Subs and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Subs do not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)    Merger Subs were formed solely for the purpose of effecting the transactions contemplated by this Agreement and have not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and have no, and at all times prior to the Effective Time except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to their formation.

(d)    As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror or Merger Subs are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $50,000 in the aggregate with respect to any individual Contract.

Section 6.17                NYSE Stock Market Quotation. The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE under the symbol “IPOA”. The Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPOA.WS”. Acquiror is in compliance with the rules of the NYSE and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or Acquiror Warrants or terminate the listing of Acquiror Common Stock or Acquiror Warrants on the NYSE. None of Acquiror, Merger Subs or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 6.18                 Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) and/or Section 14A, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Acquiror Shareholders, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Companies or the Holder specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 6.19                 Takeover Statutes and Charter Provisions. The Board of Directors of the Acquiror has taken all action necessary so that the restrictions on a “business combination” (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the transactions contemplated hereby, including the Mergers and the issuance of the Aggregate Merger Consideration to the Holder. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover statute or similar domestic or foreign Law applies with respect to the Acquiror or any of its Subsidiaries in connection with this Agreement, the Mergers, the issuance of the Aggregate Merger Consideration to the Holder or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which the Acquiror or any of its Subsidiaries is subject, party or otherwise bound.

Section 6.20                 No Outside Reliance. Notwithstanding anything contained in this Article VI or any other provision hereof, each of Acquiror and Merger Subs, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Companies and that neither the Companies nor any of their Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Companies in Article V or by the Holder in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Companies or their Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter, the Holder Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Companies or the Holder, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV or Article V of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Companies and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV and Article V, with all faults and without any other representation or warranty of any nature whatsoever.

Section 6.21                 No Additional Representation or Warranties. Except as provided in this Article VI, neither Acquiror nor Merger Subs nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Companies or the Holder or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Companies or the Holder or their Affiliates. Without limiting the foregoing, the Companies or the Holder acknowledge that the Companies or the Holder, together with their respective advisors, have made their own investigation of Acquiror, Merger Subs and their respective Subsidiaries and, except as provided in Article VI, is not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Subs or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Subs and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Subs or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VII

COVENANTS OF THE HOLDER AND THE COMPANIES

Section 7.1                 Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article XI (the “Interim Period”), each of the Companies shall, and shall cause their Subsidiaries to, except as contemplated by this Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements or required by Law or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of the Companies in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Section 7.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Companies shall not, and the Companies shall cause their Subsidiaries not to, except as otherwise contemplated by this Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements or required by Law:

(a)    change or amend the Governing Documents of any Company or any of the Companies’ Subsidiaries, except as otherwise required by Law;

(b)    make or declare any dividend or distribution to the shareholders or members, as applicable, of any Company or make any other distributions in respect of any of the Companies’ or any of their Subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly-owned Subsidiary of a Company to such Company or another wholly-owned Subsidiary of such Company;

(c)    split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Companies’ or any of their Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of a Company that remains a wholly-owned Subsidiary of such Company after consummation of such transaction;

(d)    purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Companies or their Subsidiaries, except for (i) the acquisition by the Companies or any of their Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Companies or their Subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between a Company and any wholly-owned Subsidiary of such Company or between wholly-owned Subsidiaries of the Companies;

(e)    enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 5.12 of the Company Disclosure Letter, any Real Property Lease or any Company Government Contract, other than entry into such agreements in the ordinary course of business consistent with past practice or as required by Law;

(f)    sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Companies or their Subsidiaries, including the Owned Land and the Leased Real Property, except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business and (ii) transactions among the Companies and their wholly-owned Subsidiaries or among their wholly-owned Subsidiaries;

(g)    acquire any ownership interest in any real property;

(h)    except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 5.12 of the Company Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of any Company or any of the Companies’ Subsidiaries, including the hiring of additional officers or the termination of existing officers, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Companies’ Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Companies’ Subsidiaries, except in the ordinary course of business consistent with past practice;

(i)    acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(j)    make any material loans or material advances to any Person, except for (i) advances to employees, officers or independent contractors of any Company or any of the Companies’ Subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among the Companies and their wholly-owned Subsidiaries or among the wholly-owned Subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;

(k)    make or change any material election in respect of material Taxes, amend, modify or otherwise change any filed material Tax Return, adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, enter into any closing agreement in respect of material Taxes, settle any claim or assessment in respect of material Taxes, surrender or allow to expire any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(l)    take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent either Corp Merger A or Corp Merger B from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(m)    incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Companies or any Subsidiary or guaranty any debt securities of another Person, other than any Indebtedness or guarantee (x) incurred in the ordinary course of business and in an aggregate amount not to exceed $500,000 or (y) incurred between the Companies and any of their wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries;

(n)    issue any additional Company Interests or securities exercisable for or convertible into Company Interests or grant any additional equity or equity-based compensation;

(o)    adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Companies or their Subsidiaries (other than the Mergers);

(p)    waive, release, settle, compromise or otherwise resolve any investigation, claim, Action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 in the aggregate;

(q)    grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to the Companies and their Subsidiaries, or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to the Companies and their Subsidiaries except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of the Companies’ or any of their Subsidiaries’ business judgment as to the costs and benefits of maintaining the item;

(r)    disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Companies or any of their Subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

(s)    make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 7.1(s) in the aggregate;

(t)    manage the Companies and their Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice (including with respect to fundings of Cash by the Holder or its Affiliates (other than the Companies) to the Companies to fund their working capital, in each case, in the ordinary course of business consistent with past practice); provided that the parties hereto agree and acknowledge that this covenant shall also apply to the Holder solely to the extent required for Holder to cause such fundings of Cash by the Holder or its Affiliates (other than the Companies) to the Companies; provided, further, that nothing in this Agreement shall require the Companies to have more than $2,000,000 in Cash at Closing as contemplated by Section 10.2(d);

(u)    permit any of its material Intellectual Property to become subject to a Lien (other than a Permitted Lien) or sell, lease, license or otherwise dispose of any of its material Intellectual Property rights but excluding licenses to Intellectual Property granted by any Company or any of the Companies’ Subsidiaries in the ordinary course of business consistent with past practice;

(v)    enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, works council, or group of employees of the Companies or their Subsidiaries as the bargaining representative for any employees of the Companies or their Subsidiaries;

(w)    waive the restrictive covenant obligations of any current or former employee of any Company or any of the Companies’ Subsidiaries;

(x)    (i) limit the right of any Company or any of the Companies’ Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person;

(y)    amend in a manner materially detrimental to any Company or any of the Companies’ Subsidiaries, terminate, permit to lapse or fail to use reasonable best efforts to maintain any material Governmental Authorization or material Permit required for the conduct of the business of any Company or any of the Companies’ Subsidiaries;

(z)    terminate or amend in a manner materially detrimental to any Company or any of the Companies’ Subsidiaries any material insurance policy insuring the business of any Company or any of the Companies’ Subsidiaries;

(aa)    access or withdraw any Customer Deposits or any portion thereof other than pursuant to and in accordance with the terms of the Deposit Agreements; or

(bb)    enter into any agreement to do any action prohibited under this Section 7.1.

Section 7.2                 Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Holder, any Company or any of the Companies’ Subsidiaries by third parties that may be in the Holder’s, the Companies’ or any of their Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege ( provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law, the Companies shall, and shall cause their Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Companies and their Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Companies and their Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Companies and their Subsidiaries that are in the possession of the Holder, the Companies or their Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Companies or their Subsidiaries without the prior written consent of the Companies. All information obtained by Acquiror, Merger Subs and their respective representatives shall be subject to the Confidentiality Agreement.

Section 7.3                 Preparation and Delivery of Audited Financial Statements and Q2 2019 Financial Statements.

(a)    As soon as reasonably practicable following the date hereof, the Companies shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Companies and their Subsidiaries as of and for the three- and six-month period ended June 30, 2019 (the “Q2 Financial Statements”); provided that upon delivery of such Q2 Financial Statements, the representations and warranties set forth in Section 5.8 shall be deemed to apply to the Q2 Financial Statements with the same force and effect as if made as of the date of this Agreement; provided, further, that the Companies shall use their reasonable best efforts to deliver the Q2 Financial Statements by August 31, 2019.

(b)    As soon as reasonably practicable following the date hereof, the Companies shall deliver to Acquiror the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in stockholders’ equity of the Companies and their Subsidiaries as of and for the years ended December 31, 2018 and December 31, 2017, together with the auditor’s reports thereon (the “Audited Financial Statements”); provided that upon delivery of such Audited Financial Statements, the representation and warranties set forth in Section 5.8 shall be deemed to apply to the Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.

(c)    If the Effective Time has not occurred prior to November 12, 2019, as soon as reasonably practicable following November 12, 2019, the Companies shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Companies and their Subsidiaries as of and for the three- and nine-month period ended September 30, 2019 (the “Q3 Financial Statements”); provided that upon delivery of such Q3 Financial Statements, the representations and warranties set forth in Section 5.8 shall be deemed to apply to the Q3 Financial Statements in the same manner as the Q2 Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

(d)    If the Effective Time has not occurred prior to March 1, 2020, as soon as reasonably practicable following March 1, 2020, the Companies shall deliver to Acquiror the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in stockholders’ equity of the Companies and their Subsidiaries as of and for the years ended December 31, 2019, together with the auditor’s reports thereon (the “2019 Audited Financial Statements”); provided that upon delivery of such 2019 Audited Financial Statements, the representation and warranties set forth in Section 5.8 shall be deemed to apply to the Audited Financial Statements in the same manner as the Audited Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Section 7.4                 Affiliate Agreements. The Companies shall deliver to Acquiror evidence that all Affiliate Agreements (other than those set forth on Section 7.4 of the Company Disclosure Letter) have been terminated or settled at or prior to the Closing without further liability to Acquiror, any Company or any of the Companies’ Subsidiaries.

Section 7.5                Pre-Closing Restructuring. Prior to the Closing, Holder and the Companies shall, or cause its and their Subsidiaries to, effect all transfers and shall take all such actions as are necessary so that the Pre-Closing Restructuring shall be consummated prior to the Closing.

Section 7.6                 Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article XI, the Holder, the Companies and their Subsidiaries shall not, and the Holder and the Companies shall instruct and use their respective reasonable best efforts to cause their respective representatives not to (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning any Company or any of the Companies’ Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of any Company or any of the Companies’ Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Holder, the Companies and their Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentence with respect to any actions taken in connection with (1) the Pre-Closing Restructuring, (2) any funding of the operations of the Companies or their Subsidiaries by the Holder or its Affiliates (other than the Companies or their Subsidiaries), (3) any transactions between the Holder or its Affiliates (other than the Companies or their Subsidiaries), on the one hand, and any Person, on the other, that do not primarily involve the Company or their Subsidiaries, and (4) the arrangement of financing in order to facilitate the consummation of the transactions contemplated by this Agreement or for the financing of the Acquiror following the Closing.

ARTICLE VIII

COVENANTS OF ACQUIROR

Section 8.1                Employee Matters.

(a)    Employee Matters. Acquiror shall take all necessary actions to cause each employee of a Company or any of its Subsidiaries immediately prior to the Closing to continue in employment with Acquiror and its Affiliates (including the Company or any of its Subsidiaries) immediately following the Closing (such employees, the “Continuing Employees”). Following the Closing, Acquiror shall honor and perform in accordance with their terms all Company Benefit Plans, including all employment, severance, bonus, transaction, incentive and other compensation arrangements.

(b)    Continuing Compensation / Benefits. Except where applicable Law or the provisions of a Contract in effect as of the date hereof require more favorable treatment, for the twelve (12) month period commencing on the Closing Date, Acquiror and its Affiliates shall provide, or shall cause the Companies and their Subsidiaries to provide, to each Continuing Employee with (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage, as applicable, provided to such Continuing Employee immediately prior to the Closing Date, (ii) annual cash target bonus opportunities that are no less favorable than the annual cash target bonus opportunities provided to such Continuing Employee immediately prior to the Closing Date, and (iii) employee benefits (excluding equity, defined benefit pension and retiree medical benefits, except as required by applicable Law or the provisions of a Contract) that are substantially comparable in the aggregate as those provided to such Continuing Employee immediately prior to the Closing.

(c)    Service Credit, Etc. Effective as of the Closing and thereafter, Acquiror and its Affiliates shall recognize, or shall cause the Companies and their Subsidiaries to recognize, each Continuing Employee’s employment or service with any Company or any of the Companies’ Subsidiaries (including any current or former Affiliate thereof or any predecessor of a Company or any of its Subsidiaries ) prior to the Closing for all purposes, including for purposes of determining, as applicable, eligibility for participation, vesting and entitlement of the Continuing Employee under all employee benefit plans maintained by the Companies, their Subsidiaries, Acquiror or an Affiliate of Acquiror, including vacation plans or arrangements, 401(k) or other retirement plans and any severance or welfare plans (excluding equity incentive plans or benefit accruals under a defined benefit pension plan), except to the extent such recognition would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, effective as of the Closing and thereafter, Acquiror and its Affiliates shall, or shall cause the Companies and their Subsidiaries to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health or similar plan of the Companies, their Subsidiaries, Acquiror or an Affiliate of Acquiror to be waived with respect to Continuing Employees and their eligible dependents (provided, that, in the case of any insured arrangements, subject to the consent of the applicable insurer and Acquiror’s commercially reasonable efforts to obtain such consent), except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Closing, and (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of any Company or any of the Companies’ Subsidiaries prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any medical, dental, pharmaceutical or vision benefit plan of the Companies, their Subsidiaries, Acquiror or an Affiliate of Acquiror, as if such amounts had been paid in accordance with such plan (provided, that, in the case of any insured arrangements, subject to the consent of the applicable insurer and Acquiror’s commercially reasonable efforts to obtain such consent).

(d)    Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt an incentive equity plan in substantially the form attached hereto as Exhibit F (the “Incentive Equity Plan”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding. On the Closing Date, Acquiror shall grant stock options under the Incentive Equity Plan in accordance with the general terms set forth on Schedule 8.1(d) and, upon effectiveness of the Form S-8, Acquiror shall grant restricted stock units under the Incentive Equity Plan in accordance with the general terms set forth on Schedule 8.1(d).

(e)    Section 280G. Prior to the Closing Date, the Companies shall submit to their shareholders, as applicable, for approval (in a manner reasonably satisfactory to Acquiror), by such number of shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may, in connection with the transactions contemplated by this Agreement, separately or in the aggregate, constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), such that such payments and benefits shall not be deemed “parachute payments” under Section 280G of the Code, and prior to the Closing Date, the Companies shall deliver to Acquiror evidence satisfactory to Acquiror that (i) a shareholder vote was held in conformance with Section 280G and the regulations promulgated thereunder and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the shareholder vote (the “280G Approval”) or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to waivers of those payments and/or benefits which were executed by the affected individuals prior to the date the payments and/or benefits were submitted to the shareholders for approval. If no payments and/or benefits could constitute “parachute payments” in connection with the transactions contemplated by this Agreement, then the 280G Approval shall not be required to be held.

(f)    No Third Party Beneficiaries. Notwithstanding anything herein to the contrary, the Holder, Acquiror and the Companies acknowledge and agree that all provisions contained in this Section 8.1 are included for the sole benefit of Acquiror and the Companies, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Companies or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Companies, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 8.2                 Trust Account Proceeds and Related Available Equity.

(a)    If, after the Acquiror Shareholder Meeting the cash available in the Trust Account after deducting the amount required to satisfy the Acquiror Share Redemption Amount (the “Trust Amount”) is less than the sum of (x) Four Hundred Million Dollars ($400,000,000), plus (y) if applicable, an aggregate of approximately $24,150,000 of deferred underwriting commissions being held in the Trust Account (but in no event including any Transaction Expenses or transaction expenses of Acquiror or its Affiliates as set forth on a written statement to be delivered to the Holder pursuant to Section 2.4(d) ) (the “Minimum Available Acquiror Cash Amount”), then, at the Closing, (i) if Holder has elected that, pursuant to and in accordance with the terms of the Purchase Agreement, the CP Holder shall purchase any amount of Primary Shares (as defined in the Purchase Agreement), then the Primary Purchase Price (as defined in the Purchase Agreement) to be paid in exchange for such Primary Shares (the “Investment Amount”) shall be counted towards the Minimum Available Acquiror Cash Amount and (ii) the Holder and its Affiliates shall have the right (but not the obligation) to purchase additional shares of Acquiror Common Stock at a price per share of $10.00 (the “Additional Holder Equity Amount”) up to the Minimum Available Acquiror Cash Amount less the amount of the Primary Purchase Price counted towards the Minimum Available Acquiror Cash Amount pursuant to clause (i) above, at which point the condition set forth in Section 10.3(d) shall be satisfied (the amount as calculated by adding the Trust Amount, the Additional Holder Equity Amount (if any) and the Investment Amount, the “Available Acquiror Cash”). Without limiting the foregoing, if the Available Acquiror Cash is reasonably expected to be less than $200,000,000, then the Holder and its Affiliates shall be entitled to purchase, or arrange for the purchase by third Persons of, additional shares of Acquiror Common Stock at a price per share of $10.00 in an aggregate amount such that the Available Acquiror Cash is, at or immediately prior to the Closing, equal to at least $200,000,000 after giving effect to such purchases, and such purchases made pursuant to this sentence shall be added to the definition and amount of

Available Acquiror Cash including for purposes of Section 10.3(d). Acquiror shall reasonably cooperate with and shall take all actions reasonably required to effect the foregoing, including, without limitation, by issuing additional shares of Acquiror Common Stock.

(b)    Upon satisfaction or waiver of the conditions set forth in Article X and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (2) immediately thereafter, pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 8.3                 NYSE Listing. From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on the NYSE, and shall prepare and submit to NYSE a listing application, if required under NYSE rules, covering the Acquiror Common Shares issuable in the Mergers and the Domestication, and shall obtain approval for the listing of such Acquiror Common Shares and the Companies shall reasonably cooperate with Acquiror with respect to such listing.

Section 8.4                 No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article XI, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Holder, the Companies and their respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Holder, the Companies and their respective representatives).

Section 8.5                 Acquiror Conduct of Business.

(a)    During the Interim Period, Acquiror shall, and shall cause Merger Subs to, except as contemplated by this Agreement, in connection with the Domestication or as consented to by the Holder in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Holder in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Subs not to, except as otherwise contemplated by this Agreement (including the Domestication) or the Ancillary Agreements or as required by Law:

(i)    seek any approval from the Acquiror Shareholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or the Merger Subs, except as contemplated by the Transaction Proposals and the Extension Proposals;

(ii)    (x) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Subs’ capital stock, share capital or equity interests, (y)split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or Merger Subs’ capital stock or equity interests or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Subs, other than a redemption of Acquiror Common Shares made as part of the Acquiror Share Redemptions;

(iii)    make or change any material election in respect of material Taxes, amend, modify or otherwise change any filed material Tax Return, adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, enter into any closing agreement in respect of material Taxes, settle any claim or assessment in respect of material Taxes, surrender or allow to expire any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(iv)    take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent either Corp Merger A or Corp Merger B from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(v)    other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Subs (including, for the avoidance of doubt, (x) the CP Holder or anyone related by blood, marriage or adoption to the CP Holder, (y) Sponsor and (z) any Person in which the Sponsor or CP Holder has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater) ;

(vi)    incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any Company or any of the Companies’ Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (x) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000 or (y) incurred between Acquiror and Merger Subs;

(vii)    incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Documents or in support of the ordinary course operations of the Acquiror;

(viii)    Other than with respect to the Director RSU Grants, (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(ix)    enter into any agreement to do any action prohibited under this Section 8.5.

(b)    During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Subs) to comply with, and continue performing under, as applicable, the Acquiror Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 8.6                 Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Stockholders’ Agreement and the Acquiror Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a)    the Board of Directors of Acquiror shall consist of seven (7) directors, which shall consist of (x) three (3) directors designated by the CP Holder, which shall be initially Chamath Palihapitiya, Adam Bain and James Ryans (the “SCH Designated Directors”), (y) three (3) directors designated by the Holder (the “Holder Designated Directors”), and (z) one (1) independent director to be mutually agreed by the CP Holder and the Holder as soon as reasonably practicable following the date of this Agreement (but in any event, prior to the effectiveness of the Registration Statement);

(b)    the Chairperson of the Board of Directors of Acquiror shall initially be Chamath Palihapitiya, who shall serve in such capacity in accordance with the terms of the Stockholders’ Agreement and the Acquiror Governing Documents following the Effective Time; and

(c)    the initial officers of Acquiror shall be as set forth on Section 2.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of the Acquiror Governing Documents following the Effective Time.

Section 8.7                 Post-Closing Acquiror Common Share Repurchase. Promptly following the Closing (and in no event later than ten (10) Business Days thereafter), if the Available Acquiror Cash is greater than Five Hundred Million Dollars ($500,000,000) (the amount by which the Available Acquiror Cash exceeds Five Hundred Million Dollars ($500,000,000), the “Remaining Cash”), then Acquiror shall, at the Holder’s election (to be made within five (5) Business Days after the Closing Date), use up to Two Hundred Million Dollars ($200,000,000) of the Remaining Cash to repurchase Acquiror Common Shares from the Holder at a purchase price of $10.00 per share (the “Repurchase”).

Section 8.8                 Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Companies, together with the Certificate of Incorporation of Acquiror in substantially the form attached as Exhibit A to this Agreement, in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; provided, however, that with respect to the shares of Acquiror Class B Common Stock held by the Sponsor, in connection with the Domestication the Sponsor shall instead receive upon the conversion of the shares of Acquiror Class B Common Stock held by Sponsor a number of shares of Domesticated Acquiror Common Stock equal to (a) the number of shares of Acquiror Class B Common Stock held by the Sponsor as of immediately prior to the Domestication minus (b) after giving effect to the Domestication, the number of shares of Domesticated Acquiror Common Stock underlying the Director RSU Grants that were outstanding as of immediately prior to the Domestication; (iii) each then issued and outstanding warrant of Acquiror shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Acquiror Unit shall convert automatically into a Domesticated Acquiror Unit.

Section 8.9                 Indemnification and Insurance.

(a)    From and after the Effective Time, Acquiror and the Surviving Companies agree that they shall indemnify and hold harmless each present and former director and officer of the (x) Companies and each of their respective Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Companies being acquired under this Agreement) (the “ Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “ Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “ D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Companies, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Companies and their Subsidiaries to (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Surviving Companies’ and their Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement and other organizational documents of the Companies, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Companies and their Subsidiaries to honor, each of the covenants in this Section 8.9.

(b)    For a period of six years from the Effective Time, Acquiror shall cause the Surviving Companies to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror, the Companies’ or their Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by Acquiror or the Companies, as applicable, for such insurance policy for the year ended December 31, 2018; provided, however, that (i) Acquiror or the Surviving Companies may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.9 shall be continued in respect of such claim until the final disposition thereof.

(c)    Notwithstanding anything contained in this Agreement to the contrary, this Section 8.9 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Companies and all successors and assigns of Acquiror and the Surviving Companies. In the event that Acquiror or any of the Surviving Companies or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Companies shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or any of the Surviving Companies, as the case may be, shall succeed to the obligations set forth in this Section 8.9.

(d)    On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Holder and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 8.10                Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 8.11                Customer Deposit Guarantee. From and after the Closing, Acquiror shall indemnify and hold harmless Virgin Holdings Limited, a private limited company incorporated in England & Wales, its Affiliates (other than Acquiror and its Subsidiaries (including, after the Closing, the Companies and their Subsidiaries)), and its and their respective directors, officers, employees, counsel, accountants, consultants, agents and other representatives (collectively, the “Holder Indemnified Persons”) from and against any losses, damages, liabilities, Taxes, judgments and other costs and expenses (including attorneys’ fees) (collectively, “Damages”) arising from or relating to the Amended and Restated Deed of Guarantee, dated September 2, 2014 (the “Guarantee”), between Virgin Holdings Limited and Virgin Galactic, LLC, including any claim or demand for payment made on any Holder Indemnified Person under the Guarantee, in each case to the extent such Damages arise from or relate to events occurring from or after the Closing.

ARTICLE IX

JOINT COVENANTS

Section 9.1                HSR Act; Other Filings.

(a)    In connection with the transactions contemplated hereby, each of the Holder, the Companies and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Holder, the Companies and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b)    Each of the Holder, the Companies and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c)    Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including, with Holder’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Companies or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Companies or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.

(d)    As promptly as possible after the execution of this Agreement and in any event within ten (10) Business Days of the date of this Agreement (except as extended by mutual consent of the Acquiror and the Holder confirmed in writing), the Acquiror shall prepare and submit to the Directorate of Defense Trade Controls under the ITAR, 22 CFR Part 122, a Statement of Registration (Department of State form DS-2032) for the Acquiror. The Acquiror shall take, or cause to be taken, all actions and other things necessary, proper, or advisable to obtain registration of the Acquiror under the ITAR as promptly as possible, and in no event more than 45 calendar days after the date hereof.

(e)    With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Holder, the Companies and Acquiror shall (and, to the extent required, shall cause its Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by the FAA (including with respect to any new registrations or authorizations or similar filings that are required to be filed with the FAA or similar governing body by virtue of the change in structure of the Corp Mergers pursuant to Section 2.1(c)) or any other Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Holder and the Companies shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Holder and the Companies, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Holder and Company agree to provide Acquiror and its counsel, and Acquiror agrees to provide the Companies, the Holder and their respective counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(f)    The Companies, on the one hand, and Acquiror, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.

Section 9.2                 Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a)    Registration Statement and Prospectus.

(i)    As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Companies shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) Acquiror shall prepare (with the Holder’s and the Companies’ reasonable cooperation (including causing their respective Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Acquiror Common Stock and Acquiror Warrants and units comprising such to be issued in exchange for the issued and outstanding Acquiror Class A Common Stock and Acquiror Common Warrants and units comprising such, respectively, in the Domestication (the “Registration Statement Securities”). Each of Acquiror and the Companies shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” Permits and approvals required to carry out the transactions contemplated hereby, and the Companies shall furnish all information concerning the Companies, their Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror, the Holder and each of the Companies agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Holder, the Companies or their respective Subsidiaries to any regulatory authority (including the NYSE) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii)    To the extent not prohibited by Law, Acquiror will advise the Holder and the Companies, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Holder, the Companies and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Holder, the Companies and their counsel. To the extent not prohibited by Law, Acquiror shall provide the Holder, the Companies and their counsel with (i) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Holder, the Companies or their counsel in any discussions or meetings with the SEC.

(iii)    Each of Acquiror, the Holder and the Companies shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)    If at any time prior to the Effective Time any information relating to the Holder, the Companies, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Holder, the Companies or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(b)    Acquiror Shareholder Approval. Acquiror shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with the Acquiror Governing Documents and Section 710 of the NYSE Listing Rules for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of Acquiror’s name to “Virgin Galactic Holdings, Inc.” upon the Effective Time, (C) amendment and restatement of its Acquiror Governing Documents, in substantially the form attached as Exhibits A and B to this Agreement (as may be subsequently amended by mutual written agreement of the Companies and Acquiror at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Mergers, (F) approval of the issuance of more than one percent (1%) of Acquiror’s outstanding common stock to a “related party” pursuant to the rules of the NYSE as contemplated by Section 8.2(a), (G) approval of the adoption by Acquiror of the equity plans described in Section 8.1, (H) the election of directors effective as of the Closing as contemplated by Section 8.6, (I) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (J) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Companies to be necessary or appropriate in connection with the transactions contemplated hereby (including, in any event, a vote with respect to an Acquiror Extension Approval to or beyond December 18, 2019 if requested by Holder), (K) approval of the Repurchase and (L) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (L), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror in Section 9.2(c)(v), a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 9.2, and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Acquiror prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than 15 days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) is held no later than three (3) Business Days prior to the Agreement End Date.

(c)    Extension of Time Period to Consummate a Business Combination.

(i)    As promptly as reasonably practicable after the execution of this Agreement, Acquiror shall prepare (with the Holder’s and the Companies’ reasonable cooperation (including causing their respective Subsidiaries and representatives to cooperate)) and file with the SEC a mutually acceptable proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) to amend (A) the Acquiror Governing Documents and (B) the Trust Agreement, in each case, to extend the time period for Acquiror to consummate a Business Combination from September 18, 2019 (the “Extension Approval End Date”) to December 18, 2019 (clauses (A) and (B) together, the “Extension Proposals”). Acquiror shall use its reasonable best efforts to cause the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Extension Proxy Statement cleared by the SEC as promptly as practicable after such filing.

(ii)    To the extent not prohibited by Law, Acquiror will advise the Holder and the Companies, reasonably promptly after Acquiror receives notice thereof, of the time when the Extension Proxy Statement has been cleared by the SEC, if any, any supplement or amendment thereto has been filed, or of any request by the SEC for the amendment or supplement of the Extension Proxy Statement or for additional information. To the extent not prohibited by Law, the Holder, the Companies and their counsel shall be given a reasonable opportunity to review and comment on the Extension Proxy Statement in connection therewith each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Holder, the Companies and their counsel. To the extent not prohibited by Law, Acquiror shall provide the Holder, the Companies and their counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement in connection therewith promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Holder, the Companies or their counsel in any discussions or meetings with the SEC.

(iii)    Each of Acquiror, the Holder and the Companies shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in the Extension Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Extension Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)    If at any time prior to the Extension Shareholders’ Meeting any information relating to the Holder, the Companies, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Holder, the Companies or Acquiror, which is required to be set forth in an amendment or supplement to the Extension Proxy Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Extension Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(v)    Acquiror shall (A) as promptly as practicable after the Extension Proxy Statement is cleared by the SEC, (1) cause the Extension Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (2) solely with respect to the following clause (I), duly (I) give notice of and (II) convene and hold a meeting of its shareholders (the “Extension Shareholders’ Meeting”) in accordance with the Acquiror Governing Documents and Section 710 of the NYSE Listing Rules for a date no earlier than September 1, 2019 and no later than five (5) Business Days prior to the Extension Approval End Date, and (III) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Extension Proposals, and (b) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption; provided that, notwithstanding anything to the contrary set forth in this Section 9.2(c) to the extent (x) the Acquiror Shareholder Approval is obtained at any time before the Extension Shareholders’ Meeting is held and (y) the Effective Time has occurred prior to the date that is five (5) Business Days prior to the Extension Approval End Date, all obligations under this Section 9.2(c), shall terminate and be of no further force or effect. Acquiror shall, through its Board of Directors, recommend to its shareholders the approval of the Extension Proposals, and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Extension Proposals. To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extension Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Extension Shareholders’ Meeting and submit for approval the Extension Proposals and (z) Acquiror agrees that if the Acquiror Extension Approval shall not have been obtained at any such Extension Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 9.2(c), and hold additional Extension Shareholders’ Meetings in order to obtain the Acquiror Extension Approval. Acquiror may only adjourn the Extension Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Extension Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Acquiror prior to the Extension Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than 15 days after the date for which the Extension Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) is held no later than five (5) Business Days prior to the Extension Approval End Date.

(vi)    At Holder’s election in writing to be delivered to Acquiror following the receipt of the Acquiror Extension Approval, Acquiror shall comply with and take all actions set forth in Section 9.2(c)(i) – (v), mutatis mutandis, in order to further extend the time period for Acquiror to consummate a Business Combination from December 18, 2019 to April 18, 2020.

(d)    Acquiror agrees that it shall provide the holders of Acquiror Common Stock the opportunity to elect redemption of such shares of Acquiror Common Stock in connection with the Acquiror Shareholders’ Meeting and, if applicable, the Extension Shareholders’ Meeting, as required by the Acquiror Governing Documents.

Section 9.3                 Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, Acquiror, the Holder and the Companies shall each, and shall each cause their respective Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Holder, the Companies, or their respective Affiliates are required to obtain in order to consummate the Mergers and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Holder or the Companies under this Section 9.3 will constitute a breach of Section 7.1.

Section 9.4                 Tax Matters.

(a)    Section 1445 Withholding Matters.

(i)    As soon as practicable following the date hereof, the Holder shall submit an application to the IRS for a certificate under Treasury Regulations, Section 1.445-3 providing that (x) no withholding is required by Acquiror under Section 1445 of the Code in connection with any of the transactions contemplated by this Agreement and (y) seeking an early refund of any amounts required to be withheld in the event no such certificate is obtained prior to the Closing (a “Section 1445 Certificate”).

(ii)    The Holder shall provide a copy of the application for such Section 1445 Certificate to Acquiror at least five (5) days prior to submitting such application to the IRS for Acquiror’s review and comment and Holder shall incorporate all of Acquiror’s reasonable comments in good faith.

(iii)    The Holder shall keep Acquiror informed of the status of such application and any correspondence with the IRS relating to such application and the Section 1445 Certificate.

(iv)    In the event a valid Section 1445 Certificate completely exempting any and all withholding under Section 1445 of the Code in connection with the transactions contemplated by this Agreement is not obtained by Holder and delivered to Acquiror prior to the Closing, Holder shall pay to Acquiror the maximum amount that Acquiror may be required to withhold under Section 1445 of the Code in connection with the transactions contemplated by this Agreement (including any such amounts relating to the Pre-Closing Restructuring) with respect to any “United States real property interests” as such term is defined in Section 897 of the Code owned by the Company LLC, consistent with the Allocation and Exhibit H (the “Potential Section 1445 Withholding Amount”). Acquiror shall hold such Potential Section 1445 Withholding Amount in escrow until the actual amount of required withholding under Section 1445 of the Code is determined (the “Actual Section 1445 Withholding Amount” which may be upon the issuance by the IRS of a valid Section 1445 Certificate).

(v)    Upon determination of the Actual Section 1445 Withholding Amount, Acquiror shall remit any such amount that is due to the IRS in accordance with applicable Law and shall pay the excess of the Potential Section 1445 Withholding Amount over the Actual Section 1445 Withholding Amount over to Holder.

(b)    Acquiror, the Companies and the Holder shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in connection with the filing of Tax Returns and any Legal Proceeding regarding Taxes with respect to any Pre-Closing Tax Period or any Taxes with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date of the Companies and their Subsidiaries. Such Tax Returns referred to in the preceding sentence shall be prepared in a manner consistent with past practices of the Companies and their Subsidiaries unless otherwise required by applicable Law or as mutually determined by the Holder and Acquiror. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Return or Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of such powers of attorney as may be necessary to allow for the filing of Tax Returns or the control of any Legal Proceedings relating to Taxes.

(c)    All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall constitute Transaction Expenses, except as otherwise provided in the definition of Transaction Expenses.

(d)    Combined Reporting and Returns.

(i)    To the extent the Acquiror is required to or elects to file a combined, unitary or consolidated state Tax Return with the Holder, the Holder shall prepare or cause to be prepared, at the Holder’s expense, all such combined, unitary or consolidated state Tax Returns and shall be entitled to make any elections or determinations with respect to such Tax Returns only with the prior written consent of Acquiror, which shall not be unreasonably withheld, delayed or conditioned. At least ten days prior to the due date for any such combined, unitary or consolidated Tax Return, the Holder shall submit a copy of such Tax Return to Acquiror for Acquiror’s review and comment. The Holder shall consider in good faith any reasonable comments that Acquiror submits to the Holder no less than five days prior to the due date of such Tax Return. In accordance with applicable Law, the parties shall have such Tax Returns as prepared by the Holder (reflecting Acquiror’s reasonable comments) executed and timely filed.

(ii)    To the extent the Acquiror or any of its Subsidiaries is included in any combined, unitary or consolidated state Tax Return with the Holder or any of its Affiliates, (i) the Holder shall take no action with respect to any item reported on such Tax Return that could reasonably be expected to materially impact the Acquiror or any of its Subsidiaries, as the case may be, without obtaining the prior written consent of Acquiror, which shall not be unreasonably withheld, delayed or conditioned, (ii) if the Holder or any of its Affiliates utilize any Tax attributes generated after Closing that would not have been utilized by the Holder or its Affiliates had the Acquiror or any of its Subsidiaries not been included in such applicable Tax Return, the Holder shall appropriately compensate the Acquiror for the use of such Tax attributes as mutually agreed to by the Holder and Acquiror, (iii) to the extent the Holder receives any Tax refund or Tax credit properly attributable to the Acquiror or any of its Subsidiaries, the Holder shall promptly pay the amount of any such Tax refund or Tax credit over to the Acquiror, and (iv) the Holder and its Affiliates shall hold the Acquiror and its Subsidiaries harmless from any Tax liability of any Person included in any such Tax Return other than the Acquiror or its Subsidiaries.

(e)    Notwithstanding any other provision of this Agreement to the contrary, the covenants of this Section 9.4 shall survive the Closing and continue in full force until sixty (60) days following the expiration of the applicable statute of limitations (giving effect to valid extensions).

Section 9.5                 Section 16 Matters. Prior to the Effective Time, each of the Companies and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of the Company Interests or acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 9.6                 Wrong Pockets; Remaining Liabilities.

(a)    From time to time following the Closing, (i) the Holder and its Affiliates (other than the Companies and their Subsidiaries) shall transfer to the Companies or their designated Subsidiary any asset or liability substantially exclusively used in the business of the Companies and their Subsidiaries as conducted on the Closing Date that was inadvertently not transferred to the Companies (directly or indirectly through any of their Subsidiaries) prior to Closing (including in the Pre-Closing Restructuring) (such liabilities referred to in this clause (i), the “Company Liabilities”) and (ii) Acquiror and its Subsidiaries (including, from and after the Closing, the Companies and their Subsidiaries) shall transfer to Holder or its designated Affiliate any asset or liability substantially exclusively used in the business of Holder or its Affiliates (other than the Companies and their Subsidiaries) as conducted on the Closing Date that was inadvertently transferred to the Companies (directly or indirectly through any of their Subsidiaries) prior to Closing (including in the Pre-Closing Restructuring) and any liability set forth on Schedule 9.6(a) of the Company Disclosure Letter (such liabilities referred to in this clause (ii), the “Holder Liabilities”). For the avoidance of doubt, cash and cash equivalents, along with any other asset, liability or service, the transfer or provision of which is addressed in the TMLA, the Transition Services Agreements or otherwise in this Agreement or any other agreement contemplated hereby, shall not be subject to this Section 9.6(a).

(b)    The Holder and its Affiliates (other than the Companies and their Subsidiaries) shall reimburse each of Acquiror and its Subsidiaries (including, from and after the Closing, the Companies and their Subsidiaries), as applicable, in each case, in respect of any loss, liability, fine, penalty, cost or expense (including reasonable legal expenses and costs (including costs of investigation)) which such Person has actually paid in respect of any Holder Liabilities; provided that each of Acquiror and its Subsidiaries (including, from and after the Closing, the Companies and their Subsidiaries), as applicable, shall have first provided reasonable notice to the Holder and its Affiliates (other than the Companies and their Subsidiaries) of the existence of such Holder

Liabilities and a reasonable period of time to transfer or defend against, as applicable, such Holder Liabilities, and shall reasonably cooperate with the Holder and its Affiliates (other than the Companies and their Subsidiaries) in connection with such transfer or defense, prior to the payment of such Holder Liabilities.

(c)    The Acquiror and its Subsidiaries (including, from and after the Closing, the Companies and their Subsidiaries) shall reimburse each of Holder and its Affiliates (other than the Companies and their Subsidiaries), as applicable, in each case, in respect of any loss, liability, fine, penalty, cost or expense (including reasonable legal expenses and costs (including costs of investigation)) which such Person has actually paid to a third party in respect of any Company Liabilities; provided that each of Holder and its Affiliates (other than the Companies and their Subsidiaries), as applicable, shall have first provided reasonable notice to the Acquiror and its Subsidiaries (including, from and after the Closing, the Companies and their Subsidiaries) of the existence of such Company Liabilities and a reasonable period of time to transfer or defend against, as applicable, such Company Liabilities, and shall reasonably cooperate with the Acquiror and its Subsidiaries (including, from and after the Closing, the Companies and their Subsidiaries) in connection with such transfer or defense, prior to the payment of such Company Liabilities.

Section 9.7                 Insurance Coverage

(a)    Subject to Section 9.7(c) and Section 9.7(d), (i) from and after the Closing, the Companies and their Subsidiaries shall cease to be insured by Holder’s and its Affiliates’ (excluding the Companies’ and their Subsidiaries’) insurance policies or by any of their respective self-insurance programs and (ii) Holder and its Affiliates shall retain all rights to control the Available Post-Closing Holder Insurance Policies.

(b)    Holder shall, and shall cause its Affiliates (excluding the Companies’ and their Subsidiaries’) to, (i) use commercially reasonable efforts in the ordinary course of business to maintain the coverage provided to the Companies and their Subsidiaries through Holder’s and its Affiliates’ third-party insurance policies (or substantially similar third-party coverage) (the “Holder Insurance Policies”), in full force and effect until the Closing, and (ii) prior to the Closing, report to the applicable third-party insurance provider under each such applicable Holder Insurance Policy events, acts, errors, accidents, omissions, incidents, injuries or other forms of occurrences to the extent relating to the Companies, their Subsidiaries or the properties, assets, operations, employees, officers or directors of the Companies or any Company Subsidiary that, in each case, occur prior to the Closing and are potentially covered by an occurrence-based Holder Insurance Policy (collectively, the “Pre-Closing Occurrences”) that Holder becomes aware of prior to the Closing in accordance with Holder’s standard risk management practices and applicable Holder Insurance Policy requirements in the ordinary course of business.

(c)    From and after the Closing Date, solely with respect to the Holder Insurance Policies set forth on Section 9.7(c) of the Company Disclosure Letter (the “Available Post-Closing Holder Insurance Policies”), (i) Holder shall use commercially reasonable efforts to report in good faith to the applicable third-party insurance provider all Pre-Closing Occurrences reasonably requested by Acquiror and otherwise reasonably cooperate with Acquiror to reasonably ensure that applicable claim reporting and other applicable material Available Post-Closing Holder Insurance Policy requirements are met, in each case with respect to Pre-Closing Occurrences, (ii) Acquiror shall, and shall cause its Subsidiaries to, comply with the terms of the applicable Available Post-Closing Holder Insurance Policy to the extent Holder has reasonably informed Acquiror in writing of such terms reasonably in advance of the time necessary to comply with such terms, (iii) Acquiror shall be fully liable for all uninsured or self-insured amounts in respect of any Pre-Closing Occurrence, and (iv) Holder shall, and shall cause its applicable Affiliates to, use commercially reasonable efforts to obtain the benefit of the applicable insurance coverage under any applicable Available Post-Closing Holder Insurance Policy and pay such benefit to Acquiror, net of (x) any deductibles, co-payments, premium increases (to the extent attributable directly to the applicable benefit to Acquiror or any of its Subsidiaries) or other reasonable out-of-pocket costs and expenses (including reasonable legal fees and expenses, if any) reasonably incurred by Holder and its Affiliates in seeking such insurance proceeds and (y) any Taxes imposed on Holder or its Affiliates in respect of the receipt or accrual of such insurance proceeds (clauses (x) and (y), “Recovery Costs”); provided, that if the Recovery Costs are greater than the applicable benefit payable to Acquiror, Acquiror shall promptly reimburse Holder and its Subsidiaries for such difference. After the Closing, Holder and its Affiliates may release, commute, buy-back or otherwise eliminate (whether in whole or in part) any insurance coverage, except Holder and its Affiliates may not release, commute, buy-back or otherwise eliminate any applicable Available Post-Closing Holder Insurance Policies with respect to any such Pre-Closing Occurrences.

(d)    Notwithstanding Section 9.7(c) to the contrary, with respect to each known Pre-Closing Occurrence as of the Closing and each reported Pre-Closing Occurrence as of the Closing, in each case potentially covered by a third-party claims-made insurance policy of Holder or its Affiliates (excluding the Companies and their Subsidiaries) (excluding, for clarity, but subject to Section 9.7(f), any health insurance policies) (each such policy, a “Holder Claims-Made Policy” and each such claim, a “Covered Known Claim”), Holder shall use commercially reasonable efforts in good faith to obtain insurance coverage for such Covered Known Claim under the Holder Claims-Made Policies as though such Holder Claims-Made Policy were an Available Post-Closing Holder Insurance Policy, mutatis mutandis (including, for the avoidance of doubt, with respect to netting and reimbursement of Recovery Costs); provided that the last sentence of Section 9.7(c) shall only apply with respect to a Holder Claims-Made Policy to the extent related to Covered Known Claims (and no other claims). For purposes of the immediately preceding sentence, “known” shall mean that Holder’s Risk Management Department has received written notice of the applicable event or occurrence, including from a third party or Governmental Authority, or otherwise has actual knowledge of facts and circumstances, in each case, at a sufficient level of detail that would cause a reasonable person with experience in the insurance industry to assume an insurable event or occurrence has transpired.

(e)    Holder agrees that any cash proceeds received by Holder or any of its Affiliates prior to the Closing in respect of Pre-Closing Occurrences under any Holder Insurance Policies shall be paid to Acquiror at the Closing to the extent such proceeds are required by Acquiror or any of its Subsidiaries to restore or replace the assets affected by the applicable Pre-Closing Occurrence, and excluding (i) any costs or expenses (including reasonable attorneys’ fees) incurred by Holder or its Affiliates in pursuing such claims and (ii) any Taxes imposed on Holder or its Affiliates in respect of the receipt or accrual of such recoveries.

(f)    Subject to Section 9.7(d), from and after the Closing, the Companies shall determine the manner to cover events, acts, errors, accidents, omissions, incidents, injuries or other forms of occurrences to the extent relating to the Companies, their Subsidiaries or the properties, assets, operations, employees, officers or directors of the Companies or any Subsidiary thereof that, in each case, occurred prior to the Closing and were (prior to the Closing) potentially covered by a Holder Claims-Made Policy, including Acquiror’s or the Companies’ purchase of a “tail policy” to such Holder Claims-Made Policy or Holder’s purchase of a “tail policy” or endorsement to such Holder Claims-Made Policy; provided that the cost of such purchase shall be paid by Acquiror after the Closing.

(g)    Nothing contained in this Section 9.7 shall require Holder or any of its Affiliates to threaten or initiate any Legal Proceeding in connection with its or their obligations hereunder; provided that the Holder and its Affiliates shall reasonably cooperate with the Companies (at the Companies sole cost and expense) in any Legal Proceeding with a third party insurer.

ARTICLE X

CONDITIONS TO OBLIGATIONS

Section 10.1                 Conditions to Obligations of Acquiror, Merger Subs, the Holder and the Companies. The obligations of Acquiror, Merger Subs, the Holder and the Companies to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)    The Acquiror Shareholder Approval shall have been obtained;

(b)    Solely to the extent that an Extension Shareholders’ Meeting is required to be held and is duly held in accordance with the terms hereof, the Acquiror Extension Approval shall have been obtained;

(c)    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn;

(d)    The waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;

(e)    There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Mergers; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(f)    Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

(g)    The shares of Acquiror Common Stock to be issued in connection with the Mergers shall have been approved for listing on the NYSE.

Section 10.2                 Conditions to Obligations of Acquiror and Merger Subs. The obligations of Acquiror and Merger Subs to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Subs:

(a)    (i) The representations and warranties of the Holder contained in Section 4.4 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Holder Fundamental Representations (other than Section 4.4) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of the Holder contained in this Agreement other than the Holder Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Holder Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Holder Material Adverse Effect. For purposes of this Section 10.2(a), no Event that is contemplated by the Pre-Closing Restructuring Plan shall be deemed to constitute an inaccuracy in or breach of any such representations and warranties;

(b)    (i) The representations and warranties of the Companies contained in Section 5.6 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Companies Fundamental Representations (other than Section 5.6) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of the Companies contained in this Agreement other than the Companies Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, that, for purposes of this Section 10.2(b) only, the representations and warranties set forth in Section 5.8(c) and Section 5.9 shall be true and correct solely as of the date of this Agreement, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, further, that for purposes of this Section 10.2(b), no Event that is contemplated by the Pre-Closing Restructuring Plan shall be deemed to constitute an inaccuracy in or breach of any such representations and warranties;

(c)    Each of the covenants of the Companies and the Holder to be performed as of or prior to the Closing shall have been performed in all material respects. For purposes of this Section 10.2(c), (i) a covenant of the Companies or the Holder shall only be deemed to have not been performed if the Companies or Holder has materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, the Agreement End Date) and (ii) no action that is contemplated by the Pre-Closing Restructuring may be deemed to constitute nonperformance of such material covenant;

(d)    The Companies and their Subsidiaries shall collectively hold Cash in an amount equal to or greater than $2,000,000, in the aggregate, as of the Closing; and

(e)    The Pre-Closing Restructuring shall have been substantially completed prior to the Closing.

Section 10.3                 Conditions to the Obligations of the Holder and the Companies. The obligation of the Holder and the Companies to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Holder and the Companies:

(a)    (i) The representations and warranties of Acquiror contained in Section 6.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement and (ii) each of the representations and warranties of the Acquiror contained in this Agreement (other than Section 6.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;

(b)    Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects;

(c)    The Domestication shall have been completed as provided in Section 8.8 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Holder; and

(d)    The Available Acquiror Cash shall be no less than the Minimum Available Acquiror Cash Amount; provided, however, that this condition may not be waived by the Holder or the Companies if the Available Acquiror Cash at Closing is less than $200,000,000.

ARTICLE XI

TERMINATION/EFFECTIVENESS

Section 11.1                 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)    by written consent of the Holder and Acquiror;

(b)    by the Holder if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers;

(c)    by the Holder if the Acquiror Extension Approval shall have not been obtained on or prior to the Extension Approval End Date;

(d)    by the Holder if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(e)    by the Holder if there has been a Modification in Recommendation;

(f)    prior to the Closing, by written notice to the Holder from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Holder or the Companies set forth in this Agreement, such that the conditions specified in Section 10.2(a), Section 10.2(b) or Section 10.2(c) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Holder or the Companies through the exercise of their respective reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Holder of notice from Acquiror of such breach, but only as long as the Holder and the Companies continue to use their respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before December 18, 2019, or if the time period for Acquiror to consummate a Business Combination is extended to April 18, 2020, the Closing has not occurred on or before April 18, 2020 (the later of such dates, the “Agreement End Date”), unless Acquiror is in material breach hereof; or

(g)    prior to the Closing, by written notice to Acquiror from the Holder if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Subs set forth in this Agreement, such that the conditions specified in Section 10.3(a) and Section 10.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Holder of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Holder or the Companies is in material breach hereof.

Section 11.2                 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Holder, the Companies, Acquiror or Merger Subs, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 11.2 and Article XIII and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XII

REPRESENTATION AND WARRANTY INSURANCE

Section 12.1                 R&W Insurance Policy.

(a)    Prior to the Closing, Acquiror may, in its sole discretion, obtain and bind a representation and warranty insurance policy (the “ R&W Insurance Policy”) with respect to the representations and warranties of Holder and the Companies in Articles IV and V, respectively. The Holder and the Companies and their Subsidiaries’ shall cooperate with, and provide assistance to, Acquiror in its efforts to obtain the R&W Insurance Policy. The Acquiror shall pay all of the costs to obtain the R&W Insurance Policy.

(b)    In the event that the R&W Insurance Policy that Acquiror decides, in its sole discretion, to purchase only covers the pro rata portion of losses attributable to Acquiror Shareholders, Holder agrees that it will take such actions requested by Acquiror as are reasonably necessary to ensure that any proceeds paid pursuant to the R&W Insurance Policy are paid only to the Acquiror Shareholders, including by agreeing to amendments to this Agreement to provide the Acquiror Shareholders a non-transferrable, contractual contingent value right to such proceeds, and ensuring that the Surviving Company pays any such proceeds received pursuant to the R&W Insurance Policy to the Acquiror Shareholders in accordance with such contingent value right.

(c)    The SCH Designated Directors shall serve as representatives of the Acquiror Shareholders from and after the Effective Time and to act on behalf of the Acquiror Shareholders to take all necessary actions and make all decisions and direct all actions of the Surviving Company related to the rights of the Acquiror Shareholders pursuant to this Article XII.

ARTICLE XIII

MISCELLANEOUS

Section 13.1                Trust Account Waiver. Each of the Companies and the Holder acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. Each of the Companies and the Holder further acknowledges that, as described in the prospectus dated September 15, 2017 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). Each of the Companies and the Holder acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Companies and the Holder hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided that (x) nothing herein shall serve to limit or prohibit the Companies’ and the Holder’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Holder in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Companies and the Holder may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 13.2                 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 13.3                 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)	If to Acquiror or Merger Subs, to:

Social Capital Hedosophia Holdings Corp.

120 Hawthorne Avenue

Palo Alto, California 94301

Attention:    Steve Trieu, Chief Financial Officer

Email:          steve@socialcapital.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:    Howard L. Ellin

                    Christopher M. Barlow

Email:          howard.ellin@skadden.com

                     christopher.barlow@skadden.com

(b)	If to the Companies prior to the Closing, or to the Surviving Companies after the Closing, to:

Virgin Galactic, LLC

16555 Spaceship Landing Way

Mojave, CA 93501

Attention: George Whitesides, Chief Executive Officer

Email: George.Whitesides@virgingalactic.com

with copies to (which shall not constitute notice):

Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor

New York, NY 10012

Attention:    James Cahillane, General Counsel

Email:         James.Cahillane@virgin.com

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention:    Josh Dubofsky

                    Justin G. Hamill

                    Charles K. Ruck

Email:    josh.dubofsky@lw.com

               justin.hamill@lw.com

               charles.ruck@lw.com

(b)	If to the Holder, to:

Vieco 10 Limited

Craigmuir Chambers

PO Box 71

Road Town

Tortola

British Virgin Islands

Email:                vghl@harneys.com

with copies to (which shall not constitute notice):

Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor

New York, NY 10012

Attention:    James Cahillane, General Counsel

Email:          James.Cahillane@virgin.com

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention:    Josh Dubofsky

                    Justin G. Hamill

                    Charles K. Ruck

Email:    josh.dubofsky@lw.com

             justin.hamill@lw.com

             charles.ruck@lw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 13.4                 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 13.5                Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 13.15.

Section 13.6                 Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, in accordance with Section 2.4(d), the Unpaid Transaction Expenses and (y) pay or cause to be paid, any transaction expenses of Acquiror or its Affiliates. For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 13.5 shall be paid upon consummation of the Mergers and release of proceeds from the Trust Account.

Section 13.7                 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 13.8                 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 13.9                Holder, Company and Acquiror Disclosure Letters. The Holder Disclosure Letter, the Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Holder Disclosure Letter, Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 13.10                 Entire Agreement. (i) This Agreement (together with the Holder Disclosure Letter, the Company Disclosure Letter and the Acquiror Disclosure Letter), (ii) the Sponsor Support Agreement, (iii) the Non-Disclosure Agreement, dated as of October 23, 2018, between Acquiror and Holder or its Affiliate (the “Confidentiality Agreement”) and (iv) the Purchase Agreement (clause (ii), (iii) and (iv), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 13.11                 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 13.12                 Publicity.

(a)    All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Companies, which approval shall not be unreasonably withheld by any party; provided that no party shall be required to obtain consent pursuant to this Section 13.11(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 13.11(a).

(b)    The restriction in Section 13.11(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section  13.11.

Section 13.13                 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 13.14                 Jurisdiction; Waiver of Jury Trial.

(a)    Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 13.13.

(b)    Each party acknowledges and agrees that any controversy which may arise under this Agreement and the transactions contemplated hereby is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any Action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or any of the transactions contemplated hereby.

Section 13.15                 Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.

Section 13.16                 Non-Recourse. Except (x) as otherwise contemplated by Article XII and (y) in the case of claims against a Person in respect of such Person’s actual fraud:

(a)    Solely with respect to the Holder, the Companies, Acquiror and the Merger Subs, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Holder, the Companies, Acquiror and the Merger Subs as named parties hereto; and

(b)    except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Holder, the Companies, Acquiror or the Merger Subs and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Companies, the Holder, Acquiror or the Merger Subs under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 13.17                 Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 11.2 or, solely for purposes of any claims made under the R&W Insurance Policy, by Article XII or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XIII.

Section 13.18                 Conflicts and Privilege.

(a)    Acquiror, the Companies and the Holder hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among Acquiror, the SCH Designated Directors and/or the Sponsor, on the one hand, and the Companies and/or the Holder, on the other hand, any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror, the SCH Designated Directors and/or the Sponsor prior to the Closing may represent the SCH Designated Directors and/or the Sponsor in such dispute even though the interests of the SCH Designated Directors and/or the Sponsor may be directly adverse to the Acquiror, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for Acquiror, the SCH Designated Directors and/or the Sponsor. Acquiror, the Companies and the Holder further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror, the SCH Designated Directors and/or Sponsor prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the SCH Designated Directors and may be controlled by such SCH Designated Directors, and shall not pass to or be claimed or controlled by Acquiror (after giving effect to the Closing), the Companies and the Holder; provided that the SCH Designated Directors shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by the Companies prior to the Closing with Acquiror, the Sponsor or the SCH Designated Directors (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Surviving Companies.

(b)    Acquiror and the Companies hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among the Holder Designated Directors and/or the Holder, on the one hand, and the Companies and/or Acquiror, on the other hand, any legal counsel (including Latham & Watkins LLP) that represented the Holder Designated Directors and/or the Holder prior to the Closing may represent the Holder Designated Directors and/or the Holder in such dispute even though the interests of the Holder Designated Directors and/or the Holder may be directly adverse to the Acquiror and/or the Companies, and even though such counsel may have represented Acquiror and/or the Companies in a matter substantially related to such dispute, or may be handling ongoing matters for Acquiror, the Companies, the Holder Designated Directors and/or the Holder. Acquiror and the Companies further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Latham & Watkins LLP) that represented the Companies, the Holder Designated Directors and/or the Holder prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Holder and/or the Holder Designated Directors and may be controlled by the Holder and/or such SCH Designated Directors, and shall not pass to or be claimed or controlled by Acquiror (after giving effect to the Closing) or the Companies; provided that the Holder and/or the Holder Designated Directors shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Holder or the Holder Designated Directors (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Surviving Companies.

Section 13.19                 Release. Effective upon the Closing, and in consideration of the transactions contemplated by this Agreement, and the additional covenants and promises set forth in this Agreement, each of Acquiror and the Companies, on behalf of itself and its assigns, heirs, beneficiaries, creditors, representatives, agents and Affiliates (each, a “Releasing Party”), hereby fully, finally and irrevocably releases, acquits and forever discharges Holder and its Affiliates and the officers, directors, general partners, limited partners, managing directors, members, stockholders, trustees, equity holders, representatives, employees, principals, agents, Affiliates, parents, Subsidiaries, joint ventures, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them (each, a “Released Party”) from any and all commitments, Actions, debts, claims, counterclaims, suits, causes of Action, damages, demands, liabilities, obligations, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, contingent or otherwise, which such Releasing Parties, or any of them, had, has, or may have had at any time in the past until the Closing against the Released Parties, or any of them, that relate to or arise out of, in each case except in the case of claims against a Person in respect of such Person’s of actual fraud, (a) the business of the Companies, (b) such Releasing Party’s prior relationship with the Companies or (c) such Releasing Party’s rights or status as a direct or indirect equityholder, Subsidiary, lender, creditor, officer or director of the Companies or the Holder (collectively, “Causes of Action”); provided that the Causes of Action released hereby shall not include any rights of the Releasing Parties arising under this Agreement and the other documents contemplated hereby (including the Transition Services Agreements, Sponsor Support Agreement, Stockholders’ Agreement, Registration Rights Agreement, TMLA or Purchase Agreement). Each Releasing Party hereby represents to the Released Parties that such Releasing Party (i) has not assigned any Causes of Action or possible Causes of Action against any Released Party, (ii) fully intends to release, except in the case of claims against a Person in respect of such Person’s of actual fraud, all Causes of Action against the Released Parties including, without limitation, unknown and contingent Causes of Action (other than those specifically reserved above), and (iii) has consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof. Furthermore, each Releasing Party further agrees not to institute any litigation, lawsuit, claim or Action against any Released Party with respect to the released Causes of Action, except in the case of claims against a Person in respect of such Person’s of actual fraud.

[ Remainder of page intentionally left blank ]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	CEO

FOUNDATION SUB 1, INC.

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	CEO

FOUNDATION SUB 2, INC.

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	CEO

FOUNDATION SUB, LLC

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	CEO

[Signature Page to Agreement and Plan of Merger]

VIECO 10 LIMITED

By:	/s/ George Whitesides
	Name:	George Whitesides
	Title:	Director

TSC VEHICLE HOLDINGS, INC.

By:	/s/ George Whitesides
	Name:	George Whitesides
	Title:	Authorized Signatory

VIRGIN GALACTIC VEHICLE HOLDINGS, INC.

By:	/s/ George Whitesides
	Name:	George Whitesides
	Title:	Authorized Signatory

VGH, LLC

By:	/s/ George Whitesides
	Name:	George Whitesides
	Title:	President

[ Signature Page to Merger Agreement ]

Annex B

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 9, 2019, by and among Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company limited by shares, which shall deregister as a Cayman Islands exempted company and continue and domesticate (the “Domestication”) as Virgin Galactic Holdings, Inc., a Delaware corporation prior to the closing of the Merger (defined below) (the “Company”), Chamath Palihapitiya (the “CP Holder”), and Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (the “Holder”).

WHEREAS, as set forth in that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, Foundation Sub 1, Inc., a Delaware corporation (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation (“Merger Sub B”), Foundation Sub, LLC, a Delaware limited liability company (“Merger Sub LLC” and, together with Merger Sub A and Merger Sub B, the “Merger Subs”), TSC Vehicle Holdings, Inc., a Delaware corporation (“TSCV”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation (“VGVH”), and VGH, LLC, a Delaware limited liability company (“VGH”), and the Holder, the parties thereto have agreed, among other things, and in accordance with the terms and subject to the conditions set forth in the Merger Agreement, that following the Domestication, (i) Merger Sub A is to merge with and into TSCV, with TSCV continuing on as the surviving entity, (ii) Merger Sub B is to merge with and into VGVH, with VGVH continuing on as the surviving entity and (iii) Merger Sub LLC is to merge with and into VGH, with VGH continuing on as the surviving entity (collectively, the “Mergers” together with the Domestication, the “Business Combination”);

WHEREAS, concurrently with the Business Combination, the CP Holder has agreed to, subject to the terms and conditions of this Agreement, (i) subject to clause (ii) below, purchase a number shares, as further described below, of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) from the Holder in exchange for cash; or (ii) at the option of the Holder, instead reduce the number of shares purchased from the Holder and contribute such cash directly to the Company in exchange for a number of shares of Common Stock, as further described below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Holder’s Option. The Holder must elect to exercise one (and only one) of the following options in connection with the consummation of the Business Combination:

(a)    Primary Purchase. At the Holder’s option, to be elected in writing and delivered to the CP Holder and the Company at least one (1) Business Day prior to the consummation of the Business Combination (the “Closing Date”), concurrently with the consummation of the Business Combination, the CP Holder hereby agrees to purchase from the Company up to 10,000,000 newly-issued shares of Common Stock (the “Primary Shares”) at a price of $10.00 per share for an aggregate purchase price of up to $100,000,000.00 (the “Primary Purchase Price”) on the terms provided for herein (the “Primary Purchase”).

(b)    Secondary Purchase. At the Holder’s option, to be elected in writing and delivered to the CP Holder and the Company at least one (1) Business Day prior to the Closing Date, concurrently with the consummation of the Business Combination, the CP Holder hereby agrees to purchase from the Holder up to 10,000,000 shares of Common Stock (the “Secondary Shares” together with the Primary Shares, the “CP Holder Shares”) at a price of $10.00 per share for an aggregate purchase price of up to $100,000,000.00 (the “Secondary Purchase Price” together with the Primary Purchase Price, the “CP Holder Purchase Price”) on the terms provided herein (the “Secondary Purchase” together with the Primary Purchase, the “CP Holder Purchase”).

(c)    Secondary Purchase with Reinvestment. At the Holder’s option, to be elected in writing and delivered to the CP Holder and the Company at least one (1) Business Day prior to the Closing Date, concurrently with the consummation of the Business Combination:

(i)	the CP Holder hereby agrees to purchase from the Holder up to 10,000,000 Secondary Shares at the Secondary Purchase Price on the terms provided herein; and

(ii)

the Holder may use all or a portion of the proceeds of the Secondary Purchase pursuant to Section 1(c)(i), to purchase from the Company up to 10,000,000 (but in no event to exceed the number of Secondary Shares purchased in the Secondary Purchase pursuant to Section 1(c)(i) ) newly-issued shares of Common Stock (the “Reinvestment Shares” together with the CP Holder Shares, the “Shares”) at a price of $10.00 per share for an aggregate purchase price of up to $100,000,000.00 (the “Reinvestment Purchase Price”) on the terms provided for herein (the “Reinvestment” together with the CP Holder Purchase, the “Investment”).

(d)    Primary Purchase and Secondary Purchase. Subject to Section 2(a) below, at the Holder’s option, to be elected in writing and delivered to the CP Holder and the Company at least one (1) Business Day prior to the Closing Date, concurrently with the consummation of the Business Combination:

(i)	the CP Holder hereby agrees to purchase from the Company up to 10,000,000 Primary Shares at the Primary Purchase Price on the terms provided for herein; and

(ii)	the CP Holder hereby agrees to purchase from the Holder up to 10,000,000 Secondary Shares at the Secondary Purchase Price on the terms provided herein.

(e)    Primary Purchase and Secondary Purchase with Reinvestment. Subject to the satisfaction of the conditions set forth in Section 2(a) below, at the Holder’s option, to be elected in writing and delivered to the CP Holder and the Company at least one (1) Business Day prior to the Closing Date, concurrently with the consummation of the Business Combination:

(i)	the CP Holder hereby agrees to purchase from the Company up to 10,000,000 Primary Shares at the Primary Purchase Price on the terms provided for herein;

(ii)	the CP Holder hereby agrees to purchase from the Holder up to 10,000,000 Secondary Shares at the Secondary Purchase Price on the terms provided herein; and

(iii)

the Holder may use all or a portion of the proceeds of the Secondary Purchase pursuant to Section 1(e)(ii), to purchase from the Company up to 10,000,000 (but in no event to exceed the number of Secondary Shares purchased in the Secondary Purchase pursuant to Section 1(e)(ii)) Reinvestment Shares at the Reinvestment Purchase Price on the terms provided for herein.

2.    Qualifications. Notwithstanding anything to the contrary in this Agreement:

(a)    If the Holder makes an election pursuant to Section 1(d) or Section 1(e):

(i)    the number of Secondary Shares purchased by the CP Holder in such Secondary Purchase shall be reduced by the number of Primary Shares purchased by the CP Holder in the Primary Purchase (if any), such that the total number of CP Holder Shares shall, in any case, be equal to 10,000,000; and

(ii)    the Secondary Purchase Price shall be reduced by an amount equal to the Primary Purchase Price (if any), such that the total CP Holder Purchase Price shall, in any case, be equal to $100,000,000.00.

(b)    For the avoidance of doubt, in no event will the CP Holder be required to purchase more than 10,000,000 shares or fund more than $100,000,000 pursuant to Section 1.

(c)    Nothing in this Agreement shall limit or modify the Holder’s rights under the Merger Agreement with respect to the purchase of shares of Common Stock.

(d)    If the condition to closing set forth in Section 10.3(d) of the Merger Agreement is not satisfied or validly waived prior to or concurrently with the Closing, then the Holder shall not have the right to exercise any option under Section 1.

3.    Closing.

(a)    Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by the Holder’s election to exercise one of its options pursuant to Section 1 (the “Closing”) shall take place concurrently with the consummation of the Business Combination. At the applicable Closing:

(i)    if any Secondary Shares are to be purchased by the CP Holder in the Secondary Purchase, (x) the CP Holder shall deliver to the Holder the Secondary Purchase Price by wire transfer of immediately available funds to an account designated by the Holder in writing prior to the applicable Closing and (y) the Holder shall deliver (or cause to be delivered) the Secondary Shares in book entry form to the CP Holder or to a custodian designated by the CP Holder prior to the applicable Closing;

(ii)    if any Primary Shares are to be purchased by the CP Holder in the Primary Purchase, (x) the CP Holder shall deliver to the Company the Primary Purchase Price by wire transfer of immediately available funds to an account designated by the Company in writing prior to the Closing and (y) the Company shall deliver (or cause to be delivered) the Primary Shares in book entry form to the CP Holder or to a custodian designated by the CP Holder prior to the Closing; and

(iii)    if any Reinvestment Shares are to be purchased by the Holder in the Reinvestment, (x) the Holder shall deliver to the Company the Reinvestment Purchase Price by wire transfer of immediately available funds to an account designated by the Company in writing prior to the Closing and (y) the Company shall deliver (or cause to be delivered) the Reinvestment Shares in book entry form to the Holder or to a custodian designated by the Holder prior to the Closing.

(b)    The applicable Closing shall be subject to the conditions that, on the Closing Date:

(i)    the Business Combination has been consummated;

(ii)    (x) with respect to the Company solely with respect to a Closing of the transactions contemplated by Section 1(c) or Section 1(e), that all representations and warranties of the Holder contained in this Agreement shall be true and correct in all material respects as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Merger Agreement), except for, in each case, inaccuracies in the representations and warranties of the Holder which would not preclude the ability of the Company to consummate the transactions contemplated hereby, and consummation of the applicable Closing shall constitute a reaffirmation by the Holder of each of the representations, warranties and agreements of the Holder contained in this Agreement as of the applicable Closing Date; (y) with respect to the CP Holder solely with respect to a Closing of the transactions contemplated by Section 1(b), Section 1(c), Section 1(d) or Section 1(e), that all representations and warranties of the Holder contained in this Agreement shall be true and correct in all material respects as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Merger Agreement), except for, in each case, inaccuracies in the representations and warranties of the Holder which would not preclude the ability of the CP Holder to consummate the transactions contemplated hereby, and consummation of the applicable Closing shall constitute a reaffirmation by each of the Company and the Holder of each of the representations, warranties and agreements of the Holder contained in this Agreement as of the Closing Date; and (z) with respect to the Holder, that all representations and warranties of the Company and the CP Holder contained in this Agreement shall be true and correct in all material respects as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Merger Agreement), and consummation of the applicable Closing shall constitute a reaffirmation by each of the Company and the CP Holder of each of the representations, warranties and agreements of each such party contained in this Agreement as of the Closing Date;

(iii)    all specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated and there shall not be in force any statute, rule or regulation or order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement on the terms and conditions set forth herein; and

(iv)    no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction or initiation or threatening of any proceedings for any of such purposes, shall have occurred.

(c)    At the applicable Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement, including the Investment, on the terms and conditions set forth herein.

4.                Company Representations and Warranties. The Company represents and warrants to the Holder and, solely to the extent of a Closing of the transactions contemplated by Section 1(a), Section 1(d) or Section 1(e), to the CP Holder, that:

(a)    Qualification and Organization of the Company. As of the date of this Agreement, the Company has been duly incorporated as an exempted company in good standing under the laws of the Cayman Islands. Subject to obtaining the approvals (the “Required Approvals”) in connection with the Company’s performance of the Merger Agreement, this Agreement and the transactions contemplated thereby and hereby, including the Investment (collectively, the “Transactions”), the Company has all requisite corporate power and authority to enter into this Agreement, to carry on its business as presently conducted and perform its obligations hereunder and to consummate the Transactions, including the issuance and sale of the Shares as contemplated by this Agreement. As of the applicable Closing Date, the Company will be duly incorporated and validly existing as a corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to enter into this Agreement, to carry on its business as presently conducted and perform its obligations hereunder and to consummate the Transactions. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the CP Holder and the Holder) this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except for its ownership of Merger Subs, prior to giving effect to the Transactions, the Company does not own, directly or indirectly, any capital stock or other equity interests in any entity or person and does not have any subsidiaries.

(b)    Capitalization of the Company. As of the Closing Date, the Company will have the capitalization set forth in the Company’s proxy statement/prospectus included in its Registration Statement on Form S-4 (the “Registration Statement”) as filed with the Securities and Exchange and mailed to shareholders of the Company in connection with the Transactions (the “Proxy Statement/Prospectus”), after giving effect to the domestication proposal set forth therein. Except as described in the Proxy Statement/Prospectus there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities. Except as described in the Proxy Statement/Prospectus, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the shareholders of the Company relating to the securities of the Company held by them. Except as described in the Proxy Statement/Prospectus and in this Agreement, no person or other legal entity has the right to require the Company to register any securities of the Company under the Securities Act of 1933, as amended (the “Securities Act”), whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other person or legal entity.

(c)    Valid Issuance. Subject to obtaining the Required Approvals, as of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the CP Holder and the Holder, as applicable, against full payment of the Primary Purchase Price and the Reinvestment Purchase Price, respectively, will have been duly authorized and validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation and bylaws or under applicable law.

(d)    No Conflict. Subject to obtaining the Required Approvals, the issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Agreement and the transactions contemplated hereby will be performed in accordance with the rules of the New York Stock Exchange (the “NYSE”) and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company, after giving effect to the Transactions, pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, that would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations (a “Material Adverse Effect”) of the Company or the legal authority of the Company to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, that would have a Material Adverse Effect on the Company or the legal authority of the Company to comply with this Agreement.

(e)    Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the issuance and sale of the Shares contemplated hereby based upon arrangements made by or on behalf of the Company, other than as previously disclosed to the CP Holder and the Holder.

(f)    No Other Representations or Warranties. The Company acknowledges that there have been no representations, warranties, covenants and agreements made to the Company by the CP Holder or the Holder, or their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement and the Merger Agreement.

5.    CP Holder Representations and Warranties. The CP Holder represents and warrants to the Company and the Holder that:

(a)    Due Execution. The CP Holder has all requisite power and authority to enter into this Agreement and perform his obligations hereunder. This Agreement has been duly executed and delivered by the CP Holder, and (assuming due authorization, execution and delivery by the Company and the Holder) this Agreement constitutes a legal, valid and binding obligation of the CP Holder, enforceable against the CP Holder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)    No Conflict. The Investment and compliance by the CP Holder with all applicable provisions of this Agreement will not result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the CP Holder or any of his properties, that would materially affect the legal authority of the CP Holder to comply with this Agreement.

(c)    Sufficiency of Funds. From the date hereof through the Closing Date, the CP Holder has and will have sufficient funds on hand or readily available from lenders pursuant to an existing credit facility to pay the CP Holder Purchase Price in accordance with the terms of this Agreement. The CP Holder has provided to the Holder, as of the date hereof and as of the Closing Date, evidence of funds available to him sufficient to pay the CP Holder Purchase Price in form reasonably satisfactory to the Holder.

(d)    Status and Investment Intent of the CP Holder. The CP Holder is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and the CP Holder is acquiring the Shares for his own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act. The CP Holder acknowledges and agrees that (x) the Shares have not been registered under the Securities Act and that except as contemplated in connection with the Transactions, the Company is not required to register the Shares, and (y) the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except: (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a legend to such effect. The CP Holder is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of his investment. The CP Holder acknowledges and affirms that, with the assistance of his advisors, he has conducted and completed its own investigation, analysis and evaluation related to the investment in the Shares. The CP Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Shares. The CP Holder acknowledges that nothing in this Agreement or any other materials presented to the CP Holder in connection with the Investment constitutes legal, tax or investment advice. The CP Holder has consulted such legal, tax, accounting and investment advisors as he, in his sole discretion, has deemed to be necessary or appropriate in connection with the Investment, and he relies solely on such advisors and not on any statements or representations of the Company or the Holder or any of the agents or representatives of the Company or the Holder with respect to such legal, tax, accounting and investment consequences. The CP Holder acknowledges that he, and not the Company or the Holder, shall be responsible for his own tax liability that may arise as a result of the Investment other than any tax liability arising from the breach of any representation, warranty or covenant contained herein.

(e)    Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the issuance and sale of the Shares contemplated hereby based upon arrangements made by or on behalf of the CP Holder, except as previously disclosed to the Company and the Holder.

(f)    No Other Representations or Warranties. The CP Holder acknowledges that there have been no representations, warranties, covenants and agreements made to the CP Holder by the Company or the Holder, or their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement and the Merger Agreement.

6.    Holder Representations and Warranties. The Holder represents and warrants, solely to the extent of a Closing of the transactions contemplated by Section 1(c) or Section 1(e), to the Company, and, solely to the extent of a Closing of the transactions contemplated by Section 1(b), Section 1(c), Section 1(d) or Section 1(e), to the CP Holder, that:

(a)    Qualification and Organization of the Holder. The Holder is a company limited by shares under the laws of the British Virgin Islands, with all requisite company power and authority to enter into this Agreement, to carry on its business as presently conducted and perform its obligations hereunder. The execution and delivery by the Holder of this Agreement, the performance by the Holder of its obligations hereunder and the consummation by the Holder of the transactions contemplated hereby, including the Reinvestment, as applicable, have been duly authorized by all requisite action on the part of the Holder. This Agreement has been duly executed and delivered by the Holder, and (assuming due authorization, execution and delivery by the Company and the CP Holder) this Agreement constitutes a legal, valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)    No Conflict. The Investment and compliance by the Holder with all applicable provisions of this Agreement will not result in any violation of the provisions of the organizational documents of the Holder or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Holder or any of its properties, that would materially affect the legal authority of the Holder to comply with this Agreement.

(c)    Ownership of Secondary Shares. At the applicable Closing, the Holder will own, beneficially and of record, and will have valid title to, and the right to transfer to the CP Holder, all of the Secondary Shares, free and clear of any lien, pledge, mortgage, security interest, charge, restriction, adverse claim or other encumbrance of any kind or nature whatsoever (“Encumbrances”). At the applicable Closing, upon delivery to the Holder of the Secondary Purchase Price, the CP Holder will acquire, and have valid title to, the Secondary Shares, free and clear of any and all Encumbrances. No person has any written or oral agreement, arrangement or understanding or option for, or any right or privilege (whether by law, preemption or contract) that is or is capable of becoming an agreement, arrangement or understanding or option for, the purchase or acquisition from the Holder of any of the Secondary Shares.

(d)    Status and Investment Intent of the Holder. The Holder is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and the Holder is acquiring the Reinvestment Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Reinvestment Shares in a manner that would violate the registration requirements of the Securities Act. The Holder acknowledges and agrees that (x) the Reinvestment Shares have not been registered under the Securities Act and that except as contemplated in connection with the Transactions, the Company is not required to register the Reinvestment Shares, and (y) the Reinvestment Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except: (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Reinvestment Shares shall contain a legend to such effect. The Holder is able to bear the economic risk of holding the Reinvestment Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. The Holder acknowledges and affirms that, with the assistance of its advisors, it has conducted and completed its own investigation, analysis and evaluation related to the investment in the Reinvestment Shares. The Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Reinvestment Shares. The Holder acknowledges that nothing in this Agreement or any other materials presented to the Holder in connection with the Investment constitutes legal, tax or investment advice. The Holder has consulted such legal, tax, accounting and investment advisors as it, in its sole discretion, has deemed to be necessary or appropriate in connection with the Investment and it relies solely on such advisors and not on any statements or representations of the Company or the CP Holder or any of the agents or representatives of the Company or the CP Holder with respect to such legal, tax, accounting and investment consequences. The Holder acknowledges that it, and not the Company or the CP Holder, shall be responsible for its own tax liability that may arise as a result of the Investment other than any tax liability arising from the breach of any representation, warranty or covenant contained herein.

(e)    Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the issuance and sale of the Shares contemplated hereby based upon arrangements made by or on behalf of the Holder, except as previously disclosed to the Company and the CP Holder.

(f)    No Other Representations or Warranties. The Holder acknowledges that there have been no representations, warranties, covenants and agreements made to the Holder by the Company or the CP Holder, or their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement and the Merger Agreement.

7.    Securities Law Matters.

(a)    Legends. It is understood that, except as provided below, book entry accounts evidencing the Shares may bear the following or similar legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER OR A SUBSIDIARY THEREOF, (B) PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT, (D) INSIDE THE UNITED STATES PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR (E) IN A TRANSACTION THAT IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION.

(b)    Removal of Legends. Notwithstanding the foregoing, the CP Holder and the Holder shall be entitled to receive from the Company a like number of shares not bearing such legend upon the request of the CP Holder or the Holder, as applicable, (i) at such time as such restrictions are no longer applicable and (ii) with respect to the restriction on transfer of such shares under the Securities Act, the delivery of a customary opinion of counsel to the CP Holder or the Holder, as applicable, which opinion is reasonably satisfactory in form and substance to the Company and its counsel, that the restriction referenced in such legend is no longer required in order to ensure compliance with the Securities Act.

8.    NYSE Listing. As of the Closing Date, the Company shall have prepared and filed with the NYSE a listing application (which may be an additional shares listing application) covering all of the Shares and the Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

9.    Miscellaneous.

(a)    Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United

States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed and, in the case of email, excluding any automated reply, such as an out-of-office notification), addressed as follows:

if to the Company to:

Social Capital Hedosophia Holdings Corp.

120 Hawthorne Avenue

Palo Alto, California

Attention:	Steve Trieu
Email:	steve@socialcapital.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:	Howard L. Ellin
Christopher M. Barlow
Email:	howard.ellin@skadden.com
christopher.barlow@skadden.com

if to the CP Holder to:

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004-2400

Attention:	Robert D. Sanchez
Email:	rdsanchez@cooley.com

If to the Holder to:

Vieco 10 Limited

Craigmuir Chambers

PO Box 71

Road Town

Tortola

British Virgin Islands

Email:	vghl@harneys.com

with copies to (which shall not constitute notice):

Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor

New York, NY 10012

Attention:	James Cahillane, General Counsel
Email:	James.Cahillane@virgin.com

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention:	Josh Dubofsky
Justin G. Hamill
Charles K. Ruck
Email:	josh.dubofsky@lw.com
justin.hamill@lw.com
charles.ruck@lw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

(b)    Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(c)    Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closings shall have occurred.

(d)    Entire Agreement; Third-Party Beneficiaries. This Agreement, together with the Merger Agreement, constitutes the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto relating to the transactions contemplated hereby. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement

(e)    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

(f)    Governing Law; Jurisdiction. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 7(f).

(g)    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

(h)    Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void; provided that this Agreement and all of the Holder’s rights and obligations hereunder may be transferred or assigned (each, a “Transfer”), at any time and from time to time, to one or more affiliates of the Holder, in related or unrelated transactions; provided, further, that this Agreement and all of the CP Holder’s rights and obligations hereunder may be Transferred, at any time and from time to time, to one or more entities owned solely by the CP Holder and/or his immediate family members, in related or unrelated transactions; provided, further, that, prior to any such Transfer, the applicable transferee shall execute and deliver a joinder to this Agreement, in form reasonably acceptable to the non-transferring parties, to each of the non-transferring parties pursuant to which such transferee agrees to be bound by the terms of this Agreement to the same extent as if an original party hereto; provided, further, that no such Transfer will relieve any such transferor’s obligations under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(i)    Publicity.

(i)    All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the applicable Closing be subject to the prior mutual approval of the CP Holder, the Holder and the Company, which approval shall not be unreasonably withheld by any party; provided that no party shall be required to obtain consent pursuant to this Section 7(i)(i) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 7(i).

(ii)    The restriction in Section 7(i)(i) shall not apply to the extent the public announcement is required by applicable securities law, any governmental authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other parties in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 7(i).

(j)    Amendment and Modification; Waiver. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

(k)    Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

(l)    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and any express guarantor of any such party’s obligations hereunder and then only with respect to the specific obligations set forth herein with respect to such party; provided, however, that the foregoing shall not relieve any party for liability with respect to fraud.

(m)    Termination. This Agreement shall terminate and be void and of no further force and effect and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms or (ii) upon the mutual written agreement of each of the parties hereto to terminate this Agreement; provided, that nothing herein shall relieve any party from liability for any willful breach hereof prior to the time of termination, and each party shall be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.

(n)    HSR Filing. In connection with the transactions contemplated hereby, each of Holder, CP Holder and the Company shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act (as defined in the Merger Agreement). Each of Holder, CP Holder and the Company shall substantially comply with any Antitrust Information or Document Requests (in each case, as defined in the Merger Agreement). Each of Holder, CP Holder and the Company shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding (as defined in the Merger Agreement) brought by an Antitrust Authority (as defined in the Merger Agreement) or any other Person (as defined in the Merger Agreement), of any Governmental Order (as defined in the Merger Agreement) which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: CEO

CHAMATH PALIHAPITIYA

By:	/s/ Chamath Palihapitiya

VIECO 10 LIMITED

By:	/s/ George Whitesides
Name: George Whitesides
Title: Director

[Signature Page to Purchase Agreement]

Annex C

Virgin Galactic Holdings, Inc.

2019 INCENTIVE AWARD PLAN

ARTICLE I.

PURPOSE

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.

ARTICLE II.

ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.

ARTICLE III.

ADMINISTRATION AND DELEGATION

3.1    Administration. The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.

3.2    Appointment of Committees. To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries; provided, that, any such officer delegation shall exclude the power to grant Awards to non-employee Directors or Section 16 Persons. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such committee or Committee and/or re-vest in itself any previously delegated authority at any time.

ARTICLE IV.

STOCK AVAILABLE FOR AWARDS

4.1    Number of Shares. Subject to adjustment under Article VIII and the terms of this Article IV, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be equal to the Overall Share Limit. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

4.2    Share Recycling. If all or any part of an Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 4.1 and shall not be available for future grants of Awards: (i) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; (ii) Shares purchased on the open market with the cash proceeds from the exercise of Options; and (iii) Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation with respect to an Award (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation).

4.3    Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [●] Shares may be issued pursuant to the exercise of Incentive Stock Options.

4.4    Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants or Directors prior to such acquisition or combination.

4.5    Non-Employee Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $750,000 (the “Director Limit”).

ARTICLE V.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

5.1    General. The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options.

A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

5.2    Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. The exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Stock Appreciation Right.    Notwithstanding the foregoing, in the case of an Option or a Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.

5.3    Duration. Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, subject to Section 5.6, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (i) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right shall be extended until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term of the applicable Option or Stock Appreciation Right. Notwithstanding the foregoing, to the extent permitted under Applicable Laws, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines.

5.4    Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.

5.5    Payment Upon Exercise. Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:

(a)    cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

(b)    if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the

Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;

(c)    to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;

(d)    to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e)    to the extent permitted by the Administrator, delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or

(f)    to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.

5.6    Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

ARTICLE VI.

RESTRICTED STOCK; RESTRICTED STOCK UNITS

6.1    General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement.

6.2    Restricted Stock.

(a)    Dividends. Participants holding Shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in

Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid. Notwithstanding anything to the contrary herein, with respect to any award of Restricted Stock, dividends which are paid to holders of Common Stock prior to vesting shall only be paid out to the Participant holding such Restricted Stock to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable.

(b)    Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.

6.3    Restricted Stock Units.

(a)    Settlement. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.

(b)    Stockholder Rights. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.

ARTICLE VII.

OTHER STOCK OR CASH BASED AWARDS; DIVIDEND EQUIVALENTS

7.1    Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines.

7.2    Dividend Equivalents. A grant of Restricted Stock Units or Other Stock or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award shall only paid out to the Participant to the extent that the vesting conditions are subsequently satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable, unless determined otherwise by the Administrator or unless deferred in a manner intended to comply with Section 409A.

ARTICLE VIII.

ADJUSTMENTS FOR CHANGES IN COMMON STOCK

AND CERTAIN OTHER EVENTS

8.1    Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

8.2    Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:

(a)    To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b)    To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c)    To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d)    To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;

(e)    To replace such Award with other rights or property selected by the Administrator; and/or

(f)    To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

8.3    Effect of Non-Assumption in a Change in Control. Notwithstanding the provisions of Section 8.2, if a Change in Control occurs and a Participant’s Awards are not continued, converted, assumed, or replaced with a substantially similar award by (a) the Company, or (b) a successor entity or its parent or subsidiary (an “Assumption”), and provided that the Participant has not had a Termination of Service, then, immediately prior to the Change in Control, such Awards shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Awards shall lapse, in which case, such Awards shall be canceled upon the consummation of the Change in Control in exchange for the right to receive the Change in Control consideration payable to other holders of Common Stock (i) which may be on such terms and conditions as apply generally to holders of Common Stock under the Change in Control documents (including, without limitation, any escrow, earn-out or other deferred consideration provisions) or such other terms and conditions as the Administrator may provide, and (ii) determined by reference to the number of Shares subject to such Awards and net of any applicable exercise price; provided that to the extent that any Awards constitute “nonqualified deferred compensation” that may not be paid upon the Change in Control under Section 409A without the imposition of taxes thereon under Section 409A, the timing of such payments shall be governed by the applicable Award Agreement (subject to any deferred consideration provisions applicable under the Change in Control documents); and provided, further, that if the amount to which the Participant would be entitled upon the settlement or exercise of such Award at the time of the Change in Control is equal to or less than zero, then such Award may be terminated without payment. The Administrator shall determine whether an Assumption of an Award has occurred in connection with a Change in Control.

8.4    Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.

8.5    General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.

ARTICLE IX.

GENERAL PROVISIONS APPLICABLE TO AWARDS

9.1    Transferability. Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. Any permitted transfer of an Award hereunder shall be without consideration, except as required by Applicable Law. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.

9.2    Documentation. Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. The Award Agreement will contain the terms and conditions applicable to an Award. Each Award may contain terms and conditions in addition to those set forth in the Plan.

9.3    Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

9.4    Termination of Status. The Administrator will determine how an authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.

9.5    Withholding. Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. In the absence of a contrary determination by the Company (or, with respect to withholding pursuant to clause (ii) below with respect to Awards held by individuals subject to Section 16 of the Exchange Act, a contrary determination by the Administrator), all tax withholding obligations will be calculated based on the maximum applicable statutory withholding rates. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (ii) of the immediately preceding sentence shall be limited to the number of Shares which have a Fair Market Value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America); provided, however, to the extent such Shares were acquired by Participant from the Company as compensation, the Shares must have been held for the minimum period required by applicable accounting rules to avoid a charge to the Company’s earnings for financial reporting purposes; provided, further, that, any such Shares delivered or retained shall be rounded up to the nearest whole Share to the extent rounding up to the nearest whole Share does not result in the liability classification of the applicable Award under generally accepted accounting principles in the United States of America. If any tax withholding obligation will be satisfied under clause (ii) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

9.6    Amendment of Award. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6.

9.7    Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

9.8    Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

9.9    Cash Settlement. Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.

9.10    Broker-Assisted Sales 9.11 . In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (i) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (ii) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (iii) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (iv) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (v) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (vi) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

ARTICLE X.

MISCELLANEOUS

10.1    No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.

10.2    No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an

Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

10.3    Effective Date and Term of Plan. Unless earlier terminated by the Board, the Plan will become effective on the date the Board adopts the Plan (the “Effective Date”) and will remain in effect until the tenth anniversary of the Effective Date. Notwithstanding anything to the contrary in the Plan, an Incentive Stock Option may not be granted under the Plan after 10 years from the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s stockholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.

10.4    Amendment of Plan. The Board may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws, or any amendment to increase the Director Limit.

10.5    Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

10.6    Section 409A.

(a)    General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b)    Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(c)    Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

10.7    Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

10.8    Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

10.9    Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 10.9, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding

Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

10.10    Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

10.11    Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.

10.12    Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

10.13    Claw-back Provisions. All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as and to the extent set forth in such claw-back policy or the Award Agreement.

10.14    Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

10.15    Conformity to Securities Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

10.16    Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

ARTICLE XI.

DEFINITIONS

As used in the Plan, the following words and phrases will have the following meanings:

11.1    “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

11.2    “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.

11.3    “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents, or Other Stock or Cash Based Awards.

11.4    “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

11.5    “Board” means the Board of Directors of the Company.

11.6    “Change in Control” means and includes each of the following:

(a)    A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, VG Holder (as defined in the Stockholders’ Agreement), an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b)    During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c)    The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)    which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)    after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

11.7    “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

11.8    “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

11.9    “Common Stock” means the common stock of the Company.

11.10    “Company” means Virgin Galactic Holdings, Inc., a Delaware corporation, or any successor.

11.11    “Consultant” means any person, including any adviser, engaged by the Company or any of its Subsidiaries to render services to such entity.

11.12    “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

11.13    “Director” means a Board member.

11.14    “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

11.15    “Employee” means any employee of the Company or its Subsidiaries.

11.16    “Equity Restructuring” means, as determined by the Administrator, a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the Shares (or other securities of the Company) or the share price of Common Stock (or other securities of the Company) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

11.17    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

11.18    “Fair Market Value” means, as of any date, the value of a share of Common Stock determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

Notwithstanding the foregoing, with respect to any Award granted on the pricing date of the Company’s initial public offering, the Fair Market Value shall mean the initial public offering price of a Share as set forth in the Company’s final prospectus relating to its initial public offering filed with the Securities and Exchange Commission.

11.19    “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.

11.20    “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.

11.21    “Non-Qualified Stock Option” means an Option, or portion thereof, not intended or not qualifying as an Incentive Stock Option.

11.22    “Option” means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Stock Option.

11.23    “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.

11.24    “Overall Share Limit” means [●]2 Shares.

11.25    “Participant” means a Service Provider who has been granted an Award.

11.26    “Performance Criteria” mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business

[2]

Note to Draft: Initial share limit to equal (i) 10% of (the issued and outstanding common shares of the Company as of the Closing plus the number of shares covered under the Director RSUs as of immediately prior to the Closing), plus (ii) the number of shares covered under the Director RSUs as of immediately prior to the Closing.

segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

11.27    “Plan” means this 2019 Incentive Award Plan.

11.28    “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.29    “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.30    “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

11.31    “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

11.32    “Section 16 Persons” means those officers, directors or other persons who are subject to Section 16 of the Exchange Act.

11.33    “Securities Act” means the Securities Act of 1933, as amended.

11.34    “Service Provider” means an Employee, Consultant or Director.

11.35    “Shares” means shares of Common Stock.

11.36    “Stock Appreciation Right” means a stock appreciation right granted under Article V.

11.37    “Stockholders’ Agreement” means that certain Stockholders’ Agreement by and between the Company, Vieco USA, Inc. and SCH Sponsor Corp., dated as of [                    ], 2019.

11.38    “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

11.39    “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

11.40    “Termination of Service” means the date the Participant ceases to be a Service Provider.

* * * * *

Annex D

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of July 9, 2019, by and among SCH Sponsor Corp., a Cayman Islands exempted company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), Social Capital Hedosophia Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (the “Holder”), TSC Vehicle Holdings, Inc., a Delaware corporation (“TSCV”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation (“VGVH”), and VGH, LLC, a Delaware limited liability company (“VGH” and, together with TSCV and VGVH, the “Companies” and each, a “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 17,250,000 Acquiror Common Shares and 8,000,000 Acquiror Warrants in the aggregate as set forth on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Foundation Sub 1, Inc., a Delaware corporation (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation (“Merger Sub B”), Foundation Sub LLC, a Delaware limited liability company (“Merger Sub LLC” and, together with Merger Sub A and Merger Sub B, the “Merger Subs” and each, a “Merger Sub”), the Holder and the Companies, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, (i) Merger Sub A is to merge with and into TSCV, with TSCV continuing on as the surviving entity, (ii) Merger Sub B is to merge with and into VGVH, with VGVH continuing on as the surviving entity and (iii) Merger Sub LLC is to merge with and into VGH, with VGH continuing on as the surviving entity, in each case, on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror, the Holder and the Companies to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1    Binding Effect of Merger Agreement.

(a)    Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 8.4 (No Solicitation by Acquiror) and 13.11 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor was an original signatory to the Merger Agreement with respect to such provisions.

(b)    Each Sponsor hereby agrees to use reasonable best efforts to (i) (A) as soon as practicable following the date hereof duly give notice of the Extension Shareholders’ Meeting and (B) convene and hold the Extension Shareholders’ Meeting no earlier than September 1, 2019 and no later than five (5) Business Days prior to the Extension Approval End Date and (ii) seek approval of the Extension Proposals. Without limiting each Sponsor’s other obligations set forth herein, each Sponsor shall (x) appear at the Extension Shareholders’ Meeting or otherwise cause all of its Acquiror Common Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Shares in favor of the Extension Proposals. The obligations under this Section 1.1(b) shall apply mutatis mutandis to any additional Extension Shareholders’ Meeting pursuant to Section 9.2(c)(vi) of the Merger Agreement.

Section 1.2    No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the consummation of the Closing and (b) the liquidation of Acquiror, each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Joint Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Acquiror Common Shares or Acquiror Warrants owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Shares or Acquiror Warrants owned by such Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3    New Shares. In the event that (a) any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Common Shares or Acquiror Warrants of, on or affecting the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Acquiror Common Shares or other equity securities of Acquiror after the date of this Sponsor Agreement (such Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor as of the date hereof.

Section 1.4    Closing Date Deliverables. On the Closing Date, the Sponsor Holdco and Chamath Palihapitiya shall deliver to Acquiror and the Holder a duly executed copy of that certain Amended and Restated Registration Rights Agreement and that certain Stockholders’ Agreement, in each case, by and among Acquiror, the Holder, the Sponsor Holdco and the CP Holder (as defined therein), in substantially the forms attached as Exhibit C and Exhibit D to the Merger Agreement.

Section 1.5    Sponsor Agreements.

(a)    At any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its Acquiror Common Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Shares:

(i)    in favor of each Transaction Proposal and/or Extension Proposal;

(ii)    against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals and Extension Proposals);

(iii)    against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;

(iv)    against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals or the Extension Proposals); and

(v)    against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or any Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or a Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article X of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror.

Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b)    Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of September 13, 2017, by and among the Sponsors and Acquiror (the “Voting Letter Agreement”), including the obligations of the Sponsors pursuant to Section 1 therein to not redeem any Acquiror Common Shares owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement.

(c)    During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Article XI thereof, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.

Section 1.6    Further Assurances. Each Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7    No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1    Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror, the Holder and the Companies (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a)    Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.

(b)    Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s Acquiror Common Shares and Acquiror Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Acquiror Common Shares or Acquiror Warrants (other than transfer restrictions under the Securities Act)) affecting any such Acquiror Common Shares or Acquiror Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Acquiror Organizational Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s Acquiror Common Shares and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s Acquiror Common Shares or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Acquiror Common Shares or Acquiror Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)    No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s Acquiror Common Shares or Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(d)    Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(e)    Brokerage Fees. Except as described on Section 6.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates or for which the Holder may become liable.

(f)    Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g)    Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror, the Holder and the Companies is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1    Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the consummation of the Closing and (b) the liquidation of Acquiror. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided , however , that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This Article III shall survive the termination of this Agreement.

Section 3.2    Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3    CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a)    THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b)    WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN

INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4    Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5    Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 3.6    Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Holder and the Sponsor Holdco.

Section 3.7    Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8    Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

Social Capital Hedosophia Holdings Corp.

120 Hawthorne Avenue

Palo Alto, California

Attention:	Steve Trieu
Email:	steve@socialcapital.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:	Howard L. Ellin
Christopher M. Barlow
Email:	howard.ellin@skadden.com
christopher.barlow@skadden.com

If to the Companies or the Holder:

c/o Vieco 10 Limited

Craigmuir Chambers

PO Box 71

Road Town

Tortola

British Virgin Islands

Email:	vghl@harneys.com

with a copy to (which will not constitute notice):

Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor

New York, NY 10012

Attention:	James Cahillane, General Counsel
Email:	James.Cahillane@virgin.com

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention:	Josh Dubofsky
Justin G. Hamill
Charles K. Ruck
Email:	josh.dubofsky@lw.com
justin.hamill@lw.com
charles.ruck@lw.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:	Howard L. Ellin
Christopher M. Barlow
Email:	howard.ellin@skadden.com
christopher.barlow@skadden.com

Section 3.9    Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by facsimile or electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10    Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsors, Acquiror, the Companies and the Holder have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:

SCH SPONSOR CORP.

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

/s/ Chamath Palihapitiya
Name:	Chamath Palihapitiya

/s/ Ian Osborne
Name:	Ian Osborne

/s/ Steven Trieu
Name:	Steven Trieu

/s/ Simon Williams
Name:	Simon Williams

/s/ Anthony Bates
Name:	Anthony Bates

/s/ Adam Bain
Name:	Adam Bain

/s/ Andrea Wong
Name:	Andrea Wong

/s/ Jacqueline D. Reses
Name:	Jacqueline D. Reses

/s/ James Ryans
Name:	James Ryans

[Signature Page to Sponsor Support Agreement]

ACQUIROR:

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	CEO

[Signature Page to Sponsor Support Agreement]

COMPANIES:

TSC VEHICLE HOLDINGS, INC.

By:	/s/ George Whitesides
Name: George Whitesides
Title: Authorized Signatory

VIRGIN GALACTIC VEHICLE HOLDINGS, INC.

By:	/s/ George Whitesides
Name: George Whitesides
Title: Authorized Signatory

VGH, LLC

By:	/s/ George Whitesides
Name: George Whitesides
Title: President

HOLDER:

VIECO 10 LIMITED

By:	/s/ George Whitesides
Name: George Whitesides
Title: Director

[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Acquiror Common Shares and Acquiror Warrants

Sponsor	Acquiror Common Shares		Acquiror Warrants
SCH Sponsor Corp. c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	17,250,000		8,000,000

Chamath Palihapitiya c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—	(1)	—	(1)

Ian Osborne c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—	(1)	—	(1)

Steven Trieu c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—		—

Simon Williams c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—		—

Anthony Bates c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—		—

Adam Bain c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—		—

Andrea Wong c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—		—

Jacqueline D. Reses c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—		—

James Ryans c/o Social Capital Hedosophia Holding Corp. 120 Hawthorne Avenue, Palo Alto, CA 94301	—		—

(1)

Messrs. Palihapitiya and Osborne may be deemed to beneficially own securities held by SCH Sponsor Corp. by virtue of their shared control over SCH Sponsor Corp. Each of Messrs. Palihapitiya and Osborne disclaims beneficial ownership of securities held by SCH Sponsor Corp.

[Schedule I to Sponsor Support Agreement]

Schedule II

Affiliate Agreements

1.	Letter Agreement, dated September 13, 2017, among the Acquiror, SCH Sponsor Corp. and each of the other parties thereto.

2.	Letter Agreement, dated February 5, 2018, between the Acquiror and Jacqueline D. Reses.

3.	Letter Agreement, dated February 5, 2018, between the Acquiror and James Ryans.

4.	Letter Agreement, dated March 8, 2019, between the Acquiror and Steven Trieu.

5.	Registration Rights Agreement, dated September 13, 2017, between the Acquiror and SCH Sponsor Corp.

6.

Administrative Services Agreement, dated September 13, 2017, between the Acquiror and The Social+Capital Partnership, LLC, which shall terminate at Closing without further liability, cost, payment or other obligation of the Acquiror.

7.	Indemnity Agreement, dated September 13, 2017, between the Acquiror and Chamath Palihapitiya.

8.	Indemnity Agreement, dated September 13, 2017, between the Acquiror and Ian Osborne.

9.	Indemnity Agreement, dated September 13, 2017, between the Acquiror and Simon Williams.

10.	Indemnity Agreement, dated September 13, 2017, between the Acquiror and Anthony Bates.

11.	Indemnity Agreement, dated September 13, 2017, between the Acquiror and Adam Bain.

12.	Indemnity Agreement, dated September 13, 2017, between the Acquiror and Andrea Wong.

13.	Indemnity Agreement, dated February 5, 2018, between the Acquiror and Jacqueline D. Reses.

14.	Indemnity Agreement, dated February 5, 2018, between the Acquiror and James Ryans.

15.	Indemnity Agreement, dated March 8, 2019, between the Acquiror and Steven Trieu.

16.	The Director Restricted Stock Unit Award Agreements, between the Acquiror and each of Adam Bain, Andrea Wong, Jacqueline D. Reses and James Ryans, related to the Director RSU Grants.

17.

Advance from Related Party – As of March 31, 2019, there were outstanding advances in the amount of $405,124, as June 30, 2019 the preliminary balance is $588,372, owed to SCH Sponsor Corp., which were advanced by such party for working capital purposes and for costs associated with the formation of Acquiror and offering costs. Such advances will be repaid promptly following the Closing without payment of any interest, penalty, prepayment obligation or other additional amount.

[Schedule II to Sponsor Support Agreement]

Annex E

THE COMPANIES LAW (2016 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 13 SEPTEMBER 2017)

THE COMPANIES LAW (2016 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 13 SEPTEMBER 2017)

1	The name of the Company is Social Capital Hedosophia Holdings Corp.

2

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5

The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2016 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 13 SEPTEMBER 2017)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any Governmental Authority applicable to such person.

“Articles”	means these articles of association of the Company.

“Audit Committee”	means the audit committee of the Company formed pursuant to Article 42.2 hereof, or any successor audit committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”	means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (i) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the agreement to enter into the Business Combination; and (ii) must not be effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Designated Stock Exchange”	means any national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Equity-linked Securities”	means any debt or equity securities that are convertible, exercisable or exchangeable for our Class A Shares issued in a financing transaction in connection with the initial Business Combination, including but not limited to a private placement of equity or debt.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“IPO”	means the Company’s initial public offering of securities.

“IPO Redemption”	has the meaning given to it in Article 49.3.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company, as amended from time to time.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”	means the option of the Underwriters to purchase up to 7,500,000 additional units (as defined at Article 3.3) in connection with the IPO.

“Preferred Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Redemption Price”	has the meaning given to it in Article 49.3.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“SEC”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Share, a Class B Share or a Preferred Share in the Company and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 29.4 and Article 49.1, has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means SCH Sponsor Corp., a Cayman Islands exempted company.

“Statute”	means the Companies Law (2016 Revision) of the Cayman Islands.

“Tax Filing Authorised Person”	means the person appointed to the office of chief financial officer of the Company or any other person designated as such by the Company.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Fund”	means the trust account established by the Company upon the consummation of its IPO and into which the net proceeds of the IPO, together with a certain amount of the proceeds of the private placement of the warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriters”	means Credit Suisse Securities (USA) LLC, on its own behalf and for any other underwriters from time to time, and any successor underwriter.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or”. The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion described at Article 17.

3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52 nd day following the date of the prospectus relating to the IPO unless the Underwriters determine that an earlier date is acceptable, subject to the Company having filed a Current Report on Form 8-K with the SEC, containing an audited balance sheet reflecting the Company’s receipt of the gross proceeds of the IPO, and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after any applicable notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5

Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 3 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Shares issued in the IPO, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing Shares:

(a)	Members who hold Shares issued in the IPO are entitled to request the redemption of such Shares in the circumstances described in Article 49.3;

(b)

upon the expiration of the Underwriters’ Over-Allotment Option, Shares held by the Sponsor shall be surrendered for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20% of the Company’s issued and outstanding Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)	Shares issued in the IPO shall be repurchased by way of tender offer in the circumstances set out in Article 49.2(b).

8.2

Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions and repurchases of Shares in the circumstances described at Articles 8.1(a), 8.1(b) and 8.1(c) above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1

If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of Article 17.2 hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Class B Shares), or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis , except that the necessary quorum shall be one or more person(s) holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the

Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies, the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Share Conversion

17.1

Subject to Articles 17.2, 17.3 and 17.4, Class B Shares shall convert into Class A Shares on a one-for-one basis (the Initial Conversion Ratio): (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the same business day of the closing of the Business Combination.

17.2

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any Equity-linked Securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of the Business Combination at a ratio for which the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20% of the sum of the total number of all Class A Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with the consummation of the Business Combination (excluding any securities or Equity-linked Securities issued or issuable to any seller (in their capacity as such) in the Business Combination). Notwithstanding anything to the contrary contained in the immediately preceding sentence, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in Article 10.

17.3

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article 17. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued and outstanding Class B Shares shall be converted pursuant to this Article and the denominator of which shall be the total number of issued and outstanding Class B Shares at the time of conversion.

17.4

Notwithstanding anything to the contrary in this Article 17, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one (unless additional Class B Shares are issued by the Company following the adoption of the Articles).

17.5

References in this Article 17 to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

18	Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 49.1, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles (subject to Article 29.4);

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year (beginning in December 2018) at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

20.3

The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

20.4

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

20.5

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

20.6

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

20.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20.8

Members seeking to bring business before the annual general meeting or to nominate candidates for election as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary of the immediately preceding annual general meeting (or if no such meeting has occurred, the anniversary of the consummation of the IPO).

21	Notice of General Meetings

21.1

At least five days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

21.2

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Proceedings at General Meetings

22.1

No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9	A resolution put to the vote of the meeting shall be decided on a poll.

22.10	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.11

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.12	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23	Votes of Members

23.1

Subject to any rights or restrictions attached to any Shares, including as set out in Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6

Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the

Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies

24.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members

25.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2

If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors

There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

28	Powers of Directors

28.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29	Appointment and Removal of Directors

29.1

Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4

Article 29.1 may only be amended by a Special Resolution passed by a majority of at least 90% of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution of all Members.

30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31	Proceedings of Directors

31.1

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

31.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3

A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5

A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9

A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33	Directors’ Interests

33.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5

A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors’ Powers

35.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.4

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.5

The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any chairman of the board of Directors, chief executive officer, president, chief financial officer, chief operating officer, vice-presidents, general counsel, secretary, assistant secretary, treasurer, assistant treasurer or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid by the Company to any Director prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

38.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.

39.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1

The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists and by the Directors if an Audit Committee does not exist).

42.5

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.

43.2

Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail, service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

43.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1

If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1

Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an Indemnified Person) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If

the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

49	Business Combination

49.1

Notwithstanding any other provision of the Articles, this Article 49 shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Fund pursuant to Article 49.4. In the event of a conflict between this Article 49 and any other Articles, the provisions of this Article 49 shall prevail, and this Article 49.1 may not be amended prior to the consummation of a Business Combination without a Special Resolution, the threshold for which is one hundred per cent of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company.

49.2	Prior to the consummation of any initial Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for an amount equal to their pro rata share of the Trust Fund on deposit two Business Days prior to the consummation of such Business Combination, provided that the Company shall not redeem Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

The Company shall initiate any tender offer in accordance with Rule 13e-4 and Regulation 14E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, to repurchase Shares issued in the IPO.

At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of the Business Combination, the Company shall be authorised to consummate the Business Combination, provided that the Company shall not consummate any Business Combination unless the Company has net tangible assets of at least US$5,000,001 upon such consummation.

49.3

Any Member holding Shares issued to persons who are not a Founder, officer or Director may, contemporaneously with any vote on an initial Business Combination, elect to have their Shares issued in the IPO redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than fifteen per cent of the Shares issued in the IPO. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he votes, and if he does not vote regardless of whether he is voting for or against such proposed Business Combination, a per Share redemption price equal to their pro rata share of the Trust Fund on deposit two Business Days prior to the consummation of such Business Combination (such redemption price being referred to herein as the “Redemption Price”).

The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and Shares shall be re-issued to the relevant Members and share certificates (if any) re-issued to the relevant Members as appropriate.

49.4	In the event that:

(a)

the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Shares issued in the IPO, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund including interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its taxes (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Shares issued in the IPO, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

(b)

the Company’s Members approve an amendment to Article 49.4(a) that would affect the substance or timing of the Company’s obligation to redeem the Shares issued in the IPO if the Company did not complete its Business Combination within twenty-four months from closing of the IPO, the Company shall provide the Members holding Shares issued in the IPO with the opportunity to redeem all or a portion of their Shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount of the Trust Fund, including interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding Shares issued in the IPO.

49.5

A holder of Shares issued in the IPO shall be entitled to receive distributions from the Trust Fund only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to Article 49.2(b), or a distribution of the Trust Fund pursuant to Article 49.4(a) or 49.4(b). In no other circumstance shall a holder of Shares issued in the IPO have any right or interest of any kind in the Trust Fund.

49.6

After the issue of Shares in the IPO, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that participate in any manner in the Trust Fund or that vote as a class with Shares issued in the IPO on any Business Combination.

49.7	The uninterested independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)	any Director or executive officer of the Company and any affiliate or relative of such Director or executive officer.

49.8

Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

49.9

A Director may vote in respect of any Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.10

Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual general meeting after their election. Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

49.11

The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

49.12	The Company may enter into a Business Combination with a target business that is affiliated with the Sponsor, the Directors or executive officers of the Company.

50	Certain Tax Filings

Each Tax Filing Authorised Person, and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN-E, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any United States state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or officer of the Company. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

AMENDMENTS

TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

(the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

It is resolved as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)	amending Article 49.4(a) by deleting the following introduction of such sub-section:

“the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO the Company shall:”

and replacing it with the following:

“the Company does not consummate a Business Combination by December 18, 2019, the Company shall:”; and

(b)	amending Article 49.4(b) by deleting the words:

“within twenty-four months from closing of the IPO”

and replacing them with the words:

“by December 18, 2019”.

Annex F

CERTIFICATE OF INCORPORATION

OF

VIRGIN GALACTIC HOLDINGS, INC.

FIRST: The name of the Corporation is Virgin Galactic Holdings, Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “GCL”).

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is [●] of which [●] shares shall be Common Stock, par value $0.0001 per share (the “Common Stock”), and [●] shares shall be Preferred Stock par value $0.0001 per share (the “Preferred Stock”). The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

(1)    Preferred Stock. Subject to the Stockholders’ Agreement (as defined below), the Board of Directors of the Corporation (the “Board”) is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights and such qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series all to the fullest extent now or hereafter permitted by the GCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law. The number of authorized shares of the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the GCL.

(2)    Common Stock.

(A)    General. The voting, dividend, liquidation, conversion and stock split rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board upon any issuance of the Preferred Stock of any series.

(B)    Voting. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder. Each holder of Common Stock shall be entitled to notice of any stockholders’ meeting in accordance with the By-laws of the Corporation (as in effect at the time in question) (the “By-laws”) and applicable law on all matters put to a vote of the stockholders of the Corporation.

(C)    The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the GCL.

F-1

(D)    Dividends. Subject to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, the holders of Common Stock shall be entitled to the payment of dividends when and as declared by the Board in accordance with applicable law and to receive other distributions from the Corporation. Any dividends declared by the Board to the holders of the then outstanding shares of Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock held by each such holder as of the record date of such dividend.

(E)    Liquidation. Subject to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding shares of Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

FIFTH: The name and mailing address of the Sole Incorporator is as follows:

Name	Address
[●]	[●]

SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1)    The business and affairs of the Corporation shall be managed by or under the direction of the Board.

(2)    The Board is expressly empowered to adopt, amend or repeal, in whole or in part, the By-Laws of the Corporation (the “By-Laws”) in any manner not inconsistent with law, the By-Laws, this Certificate of Incorporation and that certain Stockholders’ Agreement of the Corporation as in effect from time to time, by and among the Corporation, the VG Holder, the SCH Holder and the CP Holder (each as defined in such Stockholders’ Agreement), dated as of [●], 2019 (such agreement, as amended, supplemented, restated or otherwise modified from time to time, the “Stockholders’ Agreement”).

(3)    The number of directors of the Corporation shall be, as from time to time fixed by, or in the manner provided in, the By-Laws. Election of directors need not be by written ballot unless the By-Laws so provide.

(4)    No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(5)    In addition to the powers and authority herein or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, the Stockholders’ Agreement and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

(6)    Unless otherwise required by law, special meetings of stockholders of the Corporation, for any purpose or purposes, may be called by either (a) the Chairman of the Board, if there be one, (b) by the Board in the manner provided in the By-Laws or (c) so long as the Corporation qualifies as a “controlled company” under Section 303A of the NYSE Listed Company Manual (a “Controlled Company”), by the Secretary of

F-2

the Corporation upon the request, in writing, of any holder of record of at least 25% of the issued and outstanding shares of stock of the Corporation; provided, that the Board approves such holder’s request for a special meeting of stockholders of the Corporation (it being understood that such request in writing shall not be effective until such approval by the Board of Directors is obtained).

(7)    Any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of stockholders. Subject to the Stockholders’ Agreement, any action required or permitted to be taken at any meeting of stockholders may, except as otherwise required by law or this Certificate of Incorporation and so long as the Corporation qualifies as a Controlled Company, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote thereon.

(8)    So long as the Corporation does not qualify as a Controlled Company, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders, and the ability of the stockholders of the Corporation to consent in writing to the taking of any action is hereby specifically denied.

(9)    The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred by this Article SIXTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article SIXTH. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article SIXTH to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article SIXTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-Laws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

(10)    The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the By-laws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any

F-3

other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph 10 shall only apply to Covered Persons in their capacity as Covered Persons.

SEVENTH: Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the By-Laws.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders of the Corporation herein are granted subject to this reservation.

NINTH: If any provision of this Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate of Incorporation shall be enforceable in accordance with its terms.

TENTH: The provisions of this Article TENTH are set forth to define, to the extent permitted by applicable law, the duties of Exempted Persons (as defined below) to the Corporation with respect to certain classes or categories of business opportunities. “Exempted Persons” means (i) the VG Holder and its affiliates, successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees, including any of the foregoing who serve as directors of the Corporation and (ii) the CP Holder and its affiliates, successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees, including any of the foregoing who serve as directors of the Corporation; provided, that Exempted Persons shall not include the Corporation, any of its subsidiaries or their respective officers or employees.

(1)    To the fullest extent permitted by law, the Exempted Persons shall not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Exempted Persons, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries; provided, that the foregoing waiver of corporate opportunities by the Corporation contained in this sentence shall not apply to any such corporate opportunity that is expressly offered to a director of the Corporation in his or her capacity as such (which such opportunity the Corporation does not renounce an interest or expectancy in).

F-4

(2)    In addition to and notwithstanding the foregoing provisions of this Article TENTH, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that (x) the Corporation is not financially or legally able or contractually permitted to undertake or (y) is, from its nature, not in the line of the Corporation’s business , is of no practical advantage to it or that is one in which the Corporation has no reasonable interest or expectancy.

(3)    To the fullest extent permitted by law, no amendment or repeal of this Article TENTH in accordance with the provisions hereof shall apply to or have any effect on the liability or alleged liability of any Exempted Person for or with respect to any activities or opportunities of which such Exempted Person becomes aware prior to such amendment or repeal. This Article TENTH shall not limit or eliminate any protections or defenses otherwise available to, or any rights to indemnification or advancement of expenses of, any director or officer of the Corporation under this Certificate of Incorporation, the By-laws, any agreement between the Corporation and such officer or director, or any applicable law.

(4)    Any person or entity purchasing, holding or otherwise acquiring any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article TENTH.

ELEVENTH: The Corporation expressly elects not to be governed by Section 203 of the GCL.

TWELFTH: For as long as the Stockholders’ Agreement remains in effect, in the event of any conflict between the terms and provisions of this Certificate of Incorporation and those contained in the Stockholders’ Agreement, the terms and provisions of the Stockholders’ Agreement shall govern and control, except as provided otherwise by mandatory provisions of the GCL.

THIRTEENTH:

(1)    Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery (the “Chancery Court”) of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation arising out of or related to any provision of the GCL or this Certificate of Incorporation or the By-Laws or (iv) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine; except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, the provisions of this Section 13.1 will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

(2)    If any provision or provisions of this Article THIRTEENTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article THIRTEENTH (including, without limitation, each portion of any sentence of this Article THIRTEENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article

F-5

THIRTEENTH. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Article THIRTEENTH with respect to any current or future actions or claims.

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this      day of                     , 2019.

[Name] Sole Incorporator

F-6

Annex G

BY-LAWS

OF

VIRGIN GALACTIC HOLDINGS, INC.

A Delaware Corporation

Effective [                    ], 2019

G-i

G-ii

BY-LAWS

OF

VIRGIN GALACTIC HOLDINGS, INC.

(hereinafter called the “Corporation”)

ARTICLE I

OFFICES

Section 1.1    Registered Office. The registered office of the Corporation shall be as set forth in the certificate of incorporation of the Corporation, as amended and restated from time to time (the “Certificate of Incorporation”).

Section 1.2    Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1    Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors.

Section 2.2    Annual Meetings. The Annual Meeting of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 2.3    Special Meetings. Unless otherwise required by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairperson, if there be one, (ii) the Board of Directors pursuant to a resolution duly adopted by a majority of the Board of Directors, or (iii) so long as the Corporation qualifies as a “controlled company” under Section 303A of the NYSE Listed Company Manual (a “Controlled Company”), by the Secretary of the Corporation upon the request, in writing, of any holder of record of at least 25% of the issued and outstanding shares of stock of the Corporation; provided that the Board of Directors approves such holder’s request for a Special Meeting of Stockholders of the Corporation. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 2.4    Nature of Business at Meetings of Stockholders. Only such business (other than nominations for election to the Board of Directors, which must comply with the provisions of Section 2.5) may be transacted at an Annual Meeting of Stockholders as is either (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (ii) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), (iii) so long as the Corporation qualifies as a Controlled Company, specified in the notice of meeting (or any supplement thereto) given by or at the direction of any holder of record of at least 25% of the issued and outstanding shares of stock of the Corporation, or (iv) otherwise properly brought before the Annual Meeting by any stockholder of the Corporation (x) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.4 and on the record date for the determination of stockholders entitled to notice of and to vote at such Annual Meeting and (y) who complies with the notice procedures set forth in this Section 2.4.

(a)    In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

(b)    To be timely, a stockholder’s notice to the Secretary must be delivered to or be mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders; provided, however, that in the event that the Annual Meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure of the date of the Annual Meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an Annual Meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c)    To be in proper written form, a stockholder’s notice to the Secretary must set forth the following information: (i) as to each matter such stockholder proposes to bring before the Annual Meeting, a brief description of the business desired to be brought before the Annual Meeting and the proposed text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these bylaws, the text of the proposed amendment), and the reasons for conducting such business at the Annual Meeting, and (ii) as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made, (A) the name and address of such person, (B) (1) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (2) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (C) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any affiliates or associates of such person, and any other person or persons (including their names) in connection with or relating to (1) the Corporation or (2) the proposal, including any material interest in, or anticipated benefit from the proposal to such person, or any affiliates or associates of such person, (D) a representation that the stockholder giving notice intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting; and (E) any other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such person with respect to the proposed business to be brought by such person before the Annual Meeting pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

(d)    A stockholder providing notice of business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the Annual Meeting and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of the Annual Meeting.

(e)    No business shall be conducted at the Annual Meeting of Stockholders except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 2.4 or Section 2.5;

provided, however, that, once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 2.4 shall be deemed to preclude discussion by any stockholder of any such business. If the chairperson of an Annual Meeting determines that business was not properly brought before the Annual Meeting in accordance with the foregoing procedures, the chairperson shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

(f)    Nothing contained in this Section 2.4 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision of law).

Section 2.5    Nomination of Directors. Only persons who are nominated in accordance with the procedures of this Section 2.5 shall be eligible for election as directors of the Corporation, except (x) as may be otherwise provided in the Certificate of Incorporation to nominate and elect a specified number of directors in certain circumstances or (y) as provided in that certain Stockholders’ Agreement of the Corporation as in effect from time to time, by and among the Corporation, the VG Holder, the SCH Holder and the CP Holder (each as defined in such Stockholders’ Agreement), dated as of [●], 2019 (such agreement, as amended, supplemented, restated or otherwise modified from time to time, the “Stockholders’ Agreement”).

(a)    Nominations of persons for election to the Board of Directors may be made at any Annual Meeting of Stockholders, or at any Special Meeting of Stockholders called for the purpose of electing directors, (i) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (ii) by any stockholder of the Corporation (x) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.5 and on the record date for the determination of stockholders entitled to notice of and to vote at such Annual Meeting or Special Meeting and (y) who complies with the notice procedures set forth in this Section 2.5.

(b)    In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

(c)    To be timely, a stockholder’s notice to the Secretary must be delivered to or be mailed and received at the principal executive offices of the Corporation (i) in the case of an Annual Meeting, not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders; provided, however, that in the event that the Annual Meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure of the date of the Annual Meeting was made, whichever first occurs; and (ii) in the case of a Special Meeting of Stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the Special Meeting was mailed or public disclosure of the date of the Special Meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an Annual Meeting or a Special Meeting called for the purpose of electing directors, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(d)    To be in proper written form, a stockholder’s notice to the Secretary must set forth the following information: (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) (1) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (2) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation, (D) such person’s written representation and agreement that such person (1) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation in such representation and agreement and (3) in such person’s individual capacity, would be in compliance, if elected as a director of the Corporation, and will comply with, all applicable publicly disclosed confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and stock ownership and trading policies and guidelines of the Corporation and (E) all information relating to such nominee for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to the stockholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made, (A) the name and record address of the stockholder giving the notice and the name and principal place of business of such beneficial owner; (B) (1) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (2) the name of each nominee holder of shares of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of shares of stock of the Corporation held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (C) a description of (1) all agreements, arrangements, or understandings (whether written or oral) between such person, or any affiliates or associates of such person, and any proposed nominee, or any affiliates or associates of such proposed nominee, (2) all agreements, arrangements, or understandings (whether written or oral) between such person, or any affiliates or associates of such person, and any other person or persons (including their names) pursuant to which the nomination(s) are being made by such person, or otherwise relating to the Corporation or their ownership of capital stock of the Corporation, and (3) any material interest of such person, or any affiliates or associates of such person, in such nomination, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person; (D) a representation that the stockholder giving notice intends to appear in person or by proxy at the Annual Meeting or Special Meeting to nominate the persons named in its notice; and (E) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by (X) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Company pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Company in connection with such annual or special meeting and (Y) a written representation and agreement (in form provided by the Corporation) that such nominee (i) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such nominee would face re-election and (ii) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(e)    A stockholder providing notice of any nomination proposed to be made at an Annual Meeting or Special Meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the Annual Meeting or Special Meeting, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of such Annual Meeting or Special Meeting.

(f)    Except as otherwise provided in the Stockholders’ Agreement, no person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.5. If the Chairperson of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairperson shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 2.6    Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to notice of and to vote at such meeting.

Section 2.7    Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting in accordance with the requirements of Section 6 hereof shall be given to each stockholder of record entitled to notice of and to vote at the meeting.

Section 2.8    Quorum. Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 7 hereof, until a quorum shall be present or represented.

Section 2.9    Voting. Unless otherwise required (x) by applicable law, rule or regulation (including the rules of any stock exchange on which the Corporation’s shares are listed and traded), (y) by the Certificate of Incorporation or these By-Laws or (z) pursuant to the Stockholders’ Agreement, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation’s capital stock represented at the meeting and entitled to vote on such question, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 2.12, each stockholder represented at a meeting of the stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy as provided in Section 2.10. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of the stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 2.10    Proxies. Each stockholder entitled to vote at a meeting of the stockholders may authorize another person or persons to act for such stockholder as proxy, but no such proxy shall be voted upon after three years from its date, unless such proxy provides for a longer period.

(a) Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority:

(i)    A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii)    A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram or cablegram to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such telegram or cablegram, provided that any such telegram or cablegram must either set forth or be submitted with information from which it can be determined that the telegram or cablegram was authorized by the stockholder. If it is determined that such telegrams or cablegrams are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information on which they relied.

(b)    Any copy, facsimile telecommunication or other reliable reproduction of the writing, telegram or cablegram authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing, telegram or cablegram for any and all purposes for which the original writing, telegram or cablegram could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing, telegram or cablegram.

Section 2.11    List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting (i) either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held or (ii) during ordinary business hours, at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.12    Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 2.13    Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 2.11 or the books of the Corporation, or to vote in person or by proxy at any meeting of the stockholders.

Section 2.14    Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairperson of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting (including whether to adjourn such meeting). Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants.

Section 2.15    Inspectors of Election. In advance of any meeting of the stockholders, the Board of Directors, by resolution, the Chairperson or the President shall appoint one or more inspectors to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of the stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by applicable law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by applicable law.

Section 2.16    Action Without Meeting.

(a)    So long as the Corporation qualifies as a Controlled Company, unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than a majority of all shares entitled to vote thereon.

(b)    Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

(c)    Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the Corporation as provided in Section 228(c) of the General Corporation Law of the State of Delaware (the “DGCL”). If the action to which the stockholders consent is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d)    An electronic mail, facsimile or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 2.16, provided that any such electronic mail, facsimile or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic mail, facsimile or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile or electronic transmission. The date on which such electronic mail, facsimile or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic mail, facsimile or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic mail, facsimile or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the Corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III

DIRECTORS

Section 3.1    Number and Election of Directors. Subject to the terms of the Stockholders’ Agreement, the Board of Directors shall consist of not less than one (1) nor more than fifteen (15) members, the exact number of which shall initially be eight (8) and thereafter fixed from time to time by the Board of Directors. Subject to the terms of the Stockholders’ Agreement and except as provided in Section 3.2, directors shall be elected by a plurality of the votes cast at each Annual Meeting of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be stockholders.

Section 3.2    Vacancies. Unless otherwise required by law or the Certificate of Incorporation and except as otherwise provided in the Stockholders’ Agreement, vacancies on the Board of Directors or any committee thereof arising through death, resignation, removal, an increase in the number of directors constituting the Board of Directors or such committee or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall, in the case of the Board of Directors, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal and, in the case of any committee of the Board of Directors, shall hold office until their successors are duly appointed by the Board of Directors or until their earlier death, resignation or removal.

Section 3.3    Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 3.4    Meetings. The Board of Directors and any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors or any committee thereof may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors or such committee, respectively. Special meetings of the Board of Directors may be called by the Chairperson, if there be one, or by any two (2) or more directors. Special meetings of any committee of the Board of Directors may be called by the chairperson of such committee, if there be one, or any director serving on such committee. Notice thereof stating the place, date and hour of the meeting shall be given to each director (or, in the case of a committee, to each member of such committee) either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 3.5    Organization. At each meeting of the Board of Directors or any committee thereof, the Chairperson of the Board of Directors or the chairperson of such committee, as the case may be, or, in his or her absence or if there be none, a director chosen by a majority of the directors present, shall act as chairperson. Except as provided below, the Secretary of the Corporation shall act as secretary at each meeting of the Board of Directors and of each committee thereof. In case the Secretary shall be absent from any meeting of the Board of Directors or of any committee thereof, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all the Assistant Secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting. Notwithstanding the foregoing, the members of each committee of the Board of Directors may appoint any person to act as secretary of any meeting of such committee and the Secretary or any Assistant Secretary of the Corporation may, but need not if such committee so elects, serve in such capacity.

Section 3.6    Resignations and Removals of Directors.

(a)    Any director of the Corporation may resign from the Board of Directors or any committee thereof at any time, by giving notice in writing to the Chairperson of the Board of Directors, if there be one, the President or the Secretary of the Corporation and, in the case of a committee, to the chairperson of such committee, if there be one. Such resignation shall take effect at the time therein specified or, if no time is specified, immediately; and, unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

(b)    Except as provided in the Stockholders’ Agreement or otherwise required by applicable law, any director or the entire Board of Directors may be removed from office at any time by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors.

(c)    Except as otherwise provided in the Stockholders’ Agreement, any director serving on a committee of the Board of Directors may be removed from such committee at any time by the Board of Directors.

Section 3.7    Quorum; Required Vote. Except as otherwise (x) required by applicable law, rule or regulation (including the rules of any stock exchange on which the Corporation’s shares are listed and traded), (y) required by the Certificate of Incorporation or these By-Laws or (z) provided in the Stockholders’ Agreement, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors or committee members present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as applicable. If a quorum shall not be present at any meeting of the Board of Directors or any committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 3.8    Actions of the Board by Written Consent. Unless otherwise provided in the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 3.9    Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

Section 3.10    Committees. Subject to the terms of the Stockholders’ Agreement:

(a)    The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading;

(b)    The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Subject also to the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, in the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another qualified member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.

(c)    Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

(d)    Notwithstanding anything to the contrary contained in (a)-(c) of this Section 3.10, the resolution of the Board of Directors establishing any committee of the Board of Directors and/or the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these By-Laws and, to the extent that there is any inconsistency between these By-Laws and any such resolution or charter, the terms of such resolution or charter shall be controlling.

Section 3.11    Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary for service as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for service as committee members.

Section 3.12    Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

Section 4.1    General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its sole discretion, also may choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. The Chairperson of the Board of Directors shall be chosen in accordance with the Stockholders’ Agreement. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairperson of the Board of Directors, need such officers be directors of the Corporation.

Section 4.2    Election. Subject to the terms of the Stockholders’ Agreement, the Board of Directors, at its first meeting held after each Annual Meeting of Stockholders, shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 4.3    Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

Section 4.4    Chairperson of the Board of Directors. The Chairperson of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and the Board of Directors. Except where by law the signature of the President is required, the Chairperson of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. The Chairperson of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these By-Laws or by the Board of Directors.

Section 4.5    President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairperson of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairperson of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and, provided the President is also a director, the Board of Directors. If there be no Chairperson of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these By-Laws or by the Board of Directors.

Section 4.6    Vice Presidents. At the request of the President or in the President’s absence or in the event of the President’s inability or refusal to act (and if there be no Chairperson of the Board of Directors), the Vice President, or the Vice Presidents if there are more than one (in the order designated by the Board of Directors), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairperson of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 4.7    Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairperson of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer’s signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

Section 4.8    Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation.

Section 4.9    Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

Section 4.10    Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer’s inability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer’s possession or under the Assistant Treasurer’s control belonging to the Corporation.

Section 4.11    Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

STOCK

Section 5.1    Shares of Stock. Except as otherwise provided in a resolution approved by the Board of Directors, all shares of capital stock of the Corporation shall be uncertificated shares.

Section 5.2    Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.3    Lost Certificates. The Board of Directors may direct a new certificate or uncertificated shares be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.4    Transfers. Except as otherwise provided in that certain Amended and Restated Registration Rights Agreement, by and among the Company, the VG Holder, the SCH Holder and the CP Holder, dated as of [●], 2019 (as it may be amended or supplemented from time to time, the “Registration Rights Agreement”), stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked “Cancelled,” with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5.5    Dividend Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5.6    Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

Section 5.7    Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

ARTICLE VI

NOTICES

Section 6.1    Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person’s address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

Section 6.2    Waivers of Notice. Whenever any notice is required by applicable law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any Annual or Special Meeting of Stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these By-Laws.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1    Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 3.8 hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 7.2    Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 7.3    Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 7.4    Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

INDEMNIFICATION

Section 8.1    Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. Subject to Section 8.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 8.2    Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 8.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 8.3    Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 8.1 or Section 8.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Section 8.4    Good Faith Defined. For purposes of any determination under Section 8.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 8.1 or 8.2, as the case may be.

Section 8.5    Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 8.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 8.1 or 8.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 8.1 or Section 8.2, as the case may be. Neither a contrary determination in the specific case under Section 8.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 8.6    Expenses Payable in Advance. Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

Section 8.7    Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 8.1 or 8.2 shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Section 8.1 or Section 8.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

Section 8.8    Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII.

Section 8.9    Certain Definitions. For purposes of this Article VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article VIII shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article VIII, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VIII.

Section 8.10    Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 8.11    Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 8.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

Section 8.12    Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

Section 8.13    Primacy of Indemnification. Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 8.13 shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE IX

AMENDMENTS

Section 9.1    Amendments. These By-Laws may be altered, amended or repealed in accordance with the Certificate of Incorporation, the Stockholders’ Agreement and the DGCL.

Section 9.2    Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of:

Last Amended as of:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. SCH’s amended and restated memorandum and articles of association provided for indemnification of SCH’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

SCH has entered into agreements with SCH’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in SCH’s amended and restated memorandum and articles of association. SCH has purchased a policy of directors’ and officers’ liability insurance that insures SCH’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against SCH’s obligations to indemnify SCH’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, SCH has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules.

(a) Exhibits.

Exhibit Number	Description

2.1+**	Agreement and Plan of Merger, dated as of July 9, 2019, by and among the Registrant, Vieco 10 Limited, Foundation Sub 1, Inc., Foundation Sub 2, Inc., Foundation Sub LLC, TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc. and VGH, LLC (included as Annex A to the proxy statement and prospectus).

2.1(a)+**	Amendment No. 1 to Agreement And Plan of Merger, dated as of October 2, 2019, by and among the Registrant, Foundation Sub 1, Inc., Foundation Sub 2, Inc., Foundation Sub LLC, Vieco 10 Limited, Vieco USA, Inc., TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc., and VGH, LLC.

2.2**	Plan of Domestication, dated as of September 25, 2019.

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Annex E to the proxy statement and prospectus).

3.2(7)	Amendment to Amended and Restated Memorandum and Articles of Association of Registrant (included within Annex E to the proxy statement and prospectus).

3.3	Form of Certificate of Incorporation of VGH, Inc., to become effective upon Domestication (included as Annex F to the proxy statement and prospectus).

3.4**	Form of By-Laws of VGH, Inc., to become effective upon Domestication (included as Annex G to the proxy statement and prospectus).

4.1(2)	Specimen Unit Certificate.

4.2(2)	Specimen Class A Ordinary Share Certificate.

4.3(3)	Specimen Warrant Certificate.

Exhibit Number	Description

4.4(1)	Warrant Agreement, dated September 13, 2017, between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent.

4.5**	Specimen Unit Certificate of VGH, Inc.

4.6**	Specimen Class Common Stock Certificate or VGH, Inc.

4.7**	Form of Certificate of Corporate Domestication of VGH, Inc., to be filed with the Secretary of the State of Delaware.

5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

8.1**	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1(1)	Letter Agreement, dated September 13, 2017, among the Registrant, the Sponsor, the Registrant’s officers and directors and the other individuals party thereto.

10.2(5)	Letter Agreement, dated March 8, 2019, between the Registrant and Steven Trieu.

10.3(1)	Investment Management Trust Agreement, dated September 13, 2017, between the Registrant and Continental Stock Transfer & Trust Company, as trustee.

10.4(7)	Amendment No. 1 to the Investment Management Trust Agreement, dated September 9, 2019, between the Registrant and Continental Stock Transfer & Trust Company, as Trustee.

10.5(1)	Registration Rights Agreement, dated September 13, 2017, among the Registrant, the Sponsor and certain other security holders named therein.

10.6(1)	Administrative Services Agreement, dated September 13, 2017, between the Registrant and The Social+Capital Partnership, LLC.

10.7(1)	Sponsor Warrants Purchase Agreement, dated September 13, 2017, between the Registrant and the Sponsor.

10.8(1)	Indemnity Agreement, dated September 13, 2017, between the Registrant and Chamath Palihapitiya.

10.9(1)	Indemnity Agreement, dated September 13, 2017, between the Registrant and Ian Osborne.

10.10(1)	Indemnity Agreement, dated September 13, 2017, between the Registrant and Philip Deutch.

10.11(1)	Indemnity Agreement, dated September 13, 2017 between the Registrant and Sachin Sood.

10.12(1)	Indemnity Agreement, dated September 13, 2017, between the Registrant and Simon Williams.

10.13(1)	Indemnity Agreement, dated September 13, 2017, between the Registrant and Anthony Bates.

10.14(1)	Indemnity Agreement, dated September 13, 2017, between the Registrant and Adam Bain.

10.15(1)	Indemnity Agreement, dated September 13, 2017, between the Registrant and Andrea Wong.

10.16(4)	Indemnity Agreement, dated February 5, 2018, between the Registrant and Jacqueline D. Reses.

10.17(4)	Indemnity Agreement, dated February 5, 2018, between the Registrant and James Ryans.

10.18(5)	Indemnity Agreement, dated March 8, 2019, between the Registrant and Steven Trieu.

10.19(6)	Purchase Agreement, dated July 9, 2019, by and among the Registrant, Chamath Palihapitiya and Vieco US.

10.19(a)**	Assignment, Consent and Waiver Agreement, dated as of October 2, 2019, by and among the Registrant, Chamath Palihapitiya, V10 and Vieco US.

10.20	Sponsor Support Agreement, dated July 9, 2019, by and among SCH Sponsor Corp., the Registrant, Vieco US, TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc., VGH, LLC and the other individual parties thereto (included as Annex D to the proxy statement and prospectus).

Exhibit Number	Description

10.21**†	Deed of Novation, Amendment and Restatement, dated July 9, 2019, among VEL, VGH, LLC and SCH and Amended TMLA.

10.21(a)**	Deed of Amendment, dated as of October 2, 2019, by and among the Registrant, Virgin Enterprises Limited and Virgin Galactic LLC.

10.22**	Form of Stockholders’ Agreement by and among SCH, the Sponsor, Chamath Palihapitiya and Vieco US.

10.23**	Form of Amended and Restated Registration Rights Agreement by and among VGH, Inc., Vieco US, the Sponsor and Chamath Palihapitiya.

10.24**†	Form of U.S. Transition Services Agreement by and among TSC LLC, VG LLC, GV LLC and VO LLC.

10.25**†	Form of U.K. Transition Services Agreement by and among VGL and VML.

10.26**	Form of VGH, Inc. 2019 Incentive Award Plan (included as Annex C to the proxy statement and prospectus).

10.27**	Form of Director RSU Award Agreement.

10.28**†	Spacecraft Technology License Agreement, dated September 2004, by and between Mojave Aerospace Ventures, LLC and Virgin Galactic, LLC.

10.29**†	Amendment No. 1 to the Spacecraft Technology License Agreement, dated July 27, 2009, by and between Mojave Aerospace Ventures, LLC and Virgin Galactic, LLC.

10.30**	Facilities Lease, dated December 31, 2008, by and between Virgin Galactic, LLC and New Mexico Spaceport Authority.

10.31**	First Amendment to the Facilities Lease, dated as of 2009, by and between Virgin Galactic, LLC and New Mexico Spaceport Authority.

10.32**+	Building 79A Lease Agreement, dated January 1, 2018, by and between Mojave Air and Space Port and TSC, LLC.

10.33**+	Land Lease Agreement, dated October 1, 2010, by and between East Kern Airport District and TSC, LLC.

10.34**+	Amendment No. 1 to the Land Lease Agreement, dated October 1, 2013, by and between Mojave Air and Space Sport and TSC, LLC.

10.35**+	Site 14 Lease Agreement, dated February 18, 2015, by and between Mojave Air and Space Sport and TSC, LLC.

10.36**+	First Amendment to the Site 14 Lease Agreement, dated July 1, 2017, by and between Mojave Air and Space Sport and TSC, LLC.

10.37**+	Building 79B Lease Agreement, dated as of March 1, 2013, by and between Mojave Air and Space Port and TSC, LLC.

10.38**+	First Amendment to Building 79B Lease, dated as of June 2, 2014, by and between Mojave Air and Space Port and TSC, LLC.

10.39**+	Employment Agreement, dated as of May 17, 2010, by and between George Whitesides and Virgin Galactic, LLC.

10.40**	Offer Letter from The Spaceship Company, dated as of December 1, 2015, to Enrico Palermo.

10.41*	Amended Offer Letter from The Spaceship Company, dated as of March 15, 2018, to Enrico Palermo.

10.42**	Offer Letter from Virgin Galactic, LLC, dated as of September 20, 2011, to Michael Moses.

10.43**	Amended Offer Letter from Virgin Galactic, LLC, dated as of July 20, 2015, to Michael Moses.

Exhibit Number	Description

10.44**	Amended Offer Letter from Virgin Galactic, LLC, dated as of December 1, 2016, to Michael Moses.

10.45**	Amended Offer Letter from Virgin Galactic, LLC, dated as of March 19, 2018, to Michael Moses.

10.46**	Relocation Letter from Virgin Galactic, LLC, dated as of May 17, 2019, to Michael Moses.

10.47**	Form of Indemnification Agreement.

10.48**	Non-Employee Director Compensation Program

10.49**	Promissory Note, dated as of October 2, 2019, between Registrant and Sponsor.

21.1**	List of subsidiaries of SCH.

23.1*	Consent of Marcum LLP.

23.2*	Consent of KPMG LLP.

23.3**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).

24.1**	Power of Attorney (included on signature page to the initial filing of the Registration Statement).

99.1**	Form of Proxy Card for SCH’s Extraordinary General Meeting.

99.2**	Consent of Evan Lovell to be named as a director.

99.3**	Consent of Wanda Austin to be named as a director.

99.4**	Consent of Craig Kreeger to be named as a director.

99.5**	Consent of George Mattson to be named as a director.

99.6**	Consent of George Whitesides to be named as a director

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed.
†	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).
+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on September 18, 2017.
(2)	Incorporated by reference to Exhibit 4.1 filed with the Form S-1 filed by the Registrant on August 23, 2017.
(3)	Incorporated by reference to Exhibit 4.3 filed with Amendment No. 1 to the Form S-1 filed by the Registrant on September 1, 2017.
(4)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K filed on February 14, 2018.
(5)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on March 11, 2019.
(6)	Incorporated by reference to the Registrant’s amended Current Report on Form 8-K filed on July 11, 2019.
(7)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on September 10, 2019.

Item 22. Undertakings.

1.	The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on the 8th day of October, 2019.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

By:	/s/ Chamath Palihapitiya
Name:	Chamath Palihapitiya
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Chamath Palihapitiya Chamath Palihapitiya	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 8, 2019

* Ian Osborne	President and Director	October 8, 2019

/s/ Steven Trieu Steven Trieu	Chief Financial Officer (Principal Financial and Accounting Officer)	October 8, 2019

* Anthony Bates	Vice Chairman of the Board of Directors	October 8, 2019

* Adam Bain	Director	October 8, 2019

* Andrea Wong	Director	October 8, 2019

* Jacqueline D. Reses	Director	October 8, 2019

* James Ryans	Director	October 8, 2019

* By:	/s/ Steven Trieu
Steven Trieu Attorney-in-fact